



82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME **Alea Group Holdings (Bermuda) Ltd.**

***CURRENT ADDRESS** **Crown House, 3rd Floor**
4 Par-la-Ville Road
PO BOX HM 2983
Hamilton HM 08
Bermuda

****FORMER NAME**

****NEW ADDRESS** ______________________________

____

____

FILE NO. **82-**34885 **FISCAL YEAR** ____**2004**____

* Complete for initial submissions only ** Please note name and address changes

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL (OTHER)	X
DEF 14A	(PROXY)	☐		

OICF / BY: S. Min

DATE: 06/15/05

ALEA GROUP HOLDINGS (BERMUDA) LTD.

I, Cheryl S. Harney, Secretary of **ALEA GROUP HOLDINGS (BERMUDA) LTD.**, DO HEREBY CERTIFY that the attached documents marked "A", "B", "C", "D", "E" and "F" are true and correct copies of the documents listed hereunder as lodged with the records of the Company:

"A"	Memorandum of Association dated 5 December 2001
"B"	Certificate of Incorporation dated 13 December 2001
"C"	Bye-Laws adopted on 12 November 2003
"D"	Certificate of Deposit of Memorandum of Increase of Share Capital dated 21 December 2001
"E"	Certificate of Deposit of Memorandum of Reduction of Share Premium dated 1 May 2003
"F"	Notification of Diminution of Authorised but Unissued Share Capital dated 12 December 2003

IN WITNESS WHEREOF I have hereunto set my signature and affixed the Common Seal of **ALEA GROUP HOLDINGS (BERMUDA) LTD.** this 28th day of April 2005.

Cheryl S. Harney

Secretary



FORM No. 2

"A"



BERMUDA

THE COMPANIES ACT 1981

MEMORANDUM OF ASSOCIATION OF COMPANY LIMITED BY SHARES
Section 7(1) and (2)

MEMORANDUM OF ASSOCIATION

OF

Alea Group Holdings (Bermuda) Ltd.

(hereinafter referred to as "the Company")

1. The liability of the members of the Company is limited to the amount (if any) for the time being unpaid on the shares respectively held by them.

2. We, the undersigned, namely,

Name and Address	Bermudian Status (Yes or No)	Nationality	Number of Shares Subscribed
Timothy C. Faries Cedar House, 41 Cedar Avenue Hamilton HM 12, Bermuda	Yes	British	1
Ruby L. Rawlins Cedar House, 41 Cedar Avenue Hamilton HM 12, Bermuda	Yes	British	1
Rachael M. Lathan Cedar House, 41 Cedar Avenue Hamilton HM 12, Bermuda	Yes	British	1
Elcie Place Cedar House, 41 Cedar Avenue Hamilton HM 12, Bermuda	Yes	British	1

do hereby respectively agree to take such number of shares of the Company as may be allotted to us respectively by the provisional directors of the Company, not exceeding the number of shares for which we have respectively subscribed, and to satisfy such calls as may be made by the directors, provisional directors or promoters of the Company in respect of the shares allotted to us respectively.

3. The Company is to be an Exempted Company as defined by the Companies Act 1981.

4. The Company, with the consent of the Minister of Finance, has power to hold land situate in Bermuda not exceeding ___ in all, including the following parcels:-

   Not applicable.

5. The authorised share capital of the Company is US$12,000.00 divided into 12,000 shares of US$1.00 each. The minimum subscribed share capital of the Company is $12,000.00 in United States currency.

6. The objects for which the Company is formed and incorporated are:-

   See Attached.

7. The Company has the powers set out in The Schedule annexed hereto.

6. (i) To act as an investment holding company and to co-ordinate the business of any companies in which the Company is for the time being interested, and to acquire (whether by original subscription, tender, purchase exchange or otherwise) the whole or any part of the stock, shares, debentures, debenture stocks, bonds and other securities issued or guaranteed by a body corporate constituted or carrying on business in any part of the world or by any government, sovereign ruler, commissioners, public body or authority and to hold the same as investments, and to sell, exchange, carry and dispose of the same.

(ii) To remunerate any person for services rendered or to be rendered to the Company, including without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(iii) To remunerate any person for services rendered or to be rendered in placing, assisting and guaranteeing the placing and procuring the underwriting of any share or other security of the Company or of any person in which the Company may be interested or proposes to be interested, or in connection with the conduct of the business of the Company, including, without limitation, by cash payment or by the allotment of shares or other securities of the Company, credited as paid up in full or in part.

(iv) To co-ordinate, finance and manage the business and operation of any person in which the Company has an interest.

(vi) To establish and contribute to any scheme for the purchase or subscription by trustees of shares or other securities of the Company to be held for the benefit of the employees of the Company, and subsidiary of the Company or any person allied to or associated with the Company, to lend money to those employees or to trustees on their behalf to enable them to purchase or subscribe for shares or other securities of the Company and to formulate and carry into effect any scheme for sharing the profits of the Company with employees.

(vii) As set forth in paragraphs (b) to (n) and (p) to (u) inclusive of the Second Schedule to the Companies Act 1981.

THE COMPANIES ACT

SECOND SCHEDULE (section 11(2))

Subject to Section 4A, a company may by reference include in its memorandum any of the following objects, that is to say the business of -

(a) insurance and re-insurance of all kinds;

(b) packaging of goods of all kinds;

(c) buying, selling and dealing in goods of all kinds;

(d) designing and manufacturing of goods of all kinds;

(e) mining and quarrying and exploration for metals, minerals, fossil fuels and precious stones of all kinds and their preparation for sale or use;

(f) exploring for, the drilling for, the moving, transporting and refining petroleum and hydro carbon products including oil and oil products;

(g) scientific research including the improvement, discovery and development of processes, inventions, patents and designs and the construction, maintenance and operation of laboratories and research centres;

(h) land, sea and air undertakings including the land, ship and air carriage of passengers, mails and goods of all kinds;

(i) ships and aircraft owners, managers, operators, agents, builders and repairers;

(j) acquiring, owning, selling, chartering, repairing or dealing in ships and aircraft;

(k) travel agents, freight contractors and forwarding agents;

(l) dock owners, wharfingers, warehousemen;

(m) ship chandlers and dealing in rope, canvas oil and ship stores of all kinds;

(n) all forms of engineering;

(o) developing, operating, advising or acting as technical consultants to any other enterprise or business;

(p) farmers, livestock breeders and keepers, graziers, butchers, tanners and processors of and dealers in all kinds of live and dead stock, wool, hides, tallow, grain, vegetables and other produce;

(q) acquiring by purchase or otherwise and holding as an investment inventions, patents, trade marks, trade names, trade secrets, designs and the like;

(r) buying, selling, hiring, letting and dealing in conveyances of any sort; and

(s) employing, providing, hiring out and acting as agent for artists, actors, entertainers of all sorts, authors, composers, producers, directors, engineers and experts or specialists of any kind;

(t) to acquire by purchase or otherwise and hold, sell, dispose of and deal in real property situated outside Bermuda and in personal property of all kinds wheresoever situated;

(u) to enter into any guarantee, contract of indemnity or suretyship and to assure, support or secure with or without consideration or benefit the performance of any obligations of any person or persons and to guarantee the fidelity of individuals filling or about to fill situations of trust or confidence;

(v) to be and carry on business of a mutual fund within the meaning of section 156A.

Provided that none of these objects shall enable the company to carry on restricted business activity as set out in the Ninth Schedule except with the consent of the Minister.

Signed by each subscriber in the presence of at least one witness attesting the signature thereof:-

(Subscribers)	(Witnesses)
[signature]	H. LaVerne Lue
[signature]	H. LaVerne Lue
[signature]	H. LaVerne Lue
[signature]	H. LaVerne Lue

SUBSCRIBED this 5th day of December, 2001

STAMP DUTY (To be affixed)

Not Applicable

The Schedule

(referred to in Clause 7 of the Memorandum of Association)

(a) to borrow and raise money in any currency or currencies and to secure or discharge any debt or obligation in any manner and in particular (without prejudice to the generality of the foregoing) by mortgages of or charges upon all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by the creation and issue of securities;

(b) to enter into any guarantee, contract of indemnity or suretyship and in particular (without prejudice to the generality of the foregoing) to guarantee, support or secure, with or without consideration, whether by personal obligation or by mortgaging or charging all or any part of the undertaking, property and assets (present and future) and uncalled capital of the company or by both such methods or in any other manner, the performance of any obligations or commitments of, and the repayment or payment of the principal amounts of and any premiums, interest, dividends and other moneys payable on or in respect of any securities or liabilities of, any person, including (without prejudice to the generality of the foregoing) any company which is for the time being a subsidiary or a holding company of the company or another subsidiary of a holding company of the company or otherwise associated with the company;

(c) to accept, draw, make, create, issue, execute, discount, endorse, negotiate and deal in bills of exchange, promissory notes, and other instruments and securities, whether negotiable or otherwise;

(d) to sell, exchange, mortgage, charge, let on rent, share of profit, royalty or otherwise, grant licences, easements, options, servitudes and other rights over, and in any other manner deal with or dispose of, all or any part of the undertaking, property and assets (present and future) of the company for any consideration and in particular (without prejudice to the generality of the foregoing) for any securities;

(e) to issue and allot securities of the company for cash or in payment or part payment for any real or personal property purchased or otherwise acquired by the company or any services rendered to the company or as security for any obligation or amount (even if less than the nominal amount of such securities) or for any other purpose;

(f) to grant pensions, annuities, or other allowances, including allowances on death, to any directors, officers or employees or former directors, officers or employees of the company or any company which at any time is or was a subsidiary or a holding company or another subsidiary of a holding company of the company or otherwise associated with the company or of any predecessor in business of any of them, and to the relations, connections or dependants of any such persons, and to other persons whose service or services have directly or indirectly been of

benefit to the company or whom the company considers have any moral claim on the company or to their relations connections or dependants, and to establish or support any associations, institutions, clubs, schools, building and housing schemes, funds and trusts, and to make payment towards insurance or other arrangements likely to benefit any such persons or otherwise advance the interests of the company or of its members or for any national, charitable, benevolent, educational, social, public, general or useful object;

(g) subject to the provisions of Section 42 of the Companies Act 1981, to issue preference shares which at the option of the holders thereof are to be liable to be redeemed;

(h) to purchase its own shares in accordance with the provisions of Section 42A of the Companies Act 1981.

THE COMPANIES ACT 1981

FIRST SCHEDULE (section 11(1))

A company limited by shares, or other company having a share capital, may exercise all or any of the following powers subject to any provision of law or its memorandum -

(1) [*repealed by 1992:51*]

(2) to acquire or undertake the whole or any part of the business, property and liabilities of any person carrying on any business that the company is authorised to carry on;

(3) to apply for, register, purchase, lease, acquire, hold, use, control, licence, sell, assign or dispose of patents, patent rights, copyrights, trade marks, formulae, licences, inventions, processes, distinctive marks and similar rights;

(4) to enter into partnership or into any arrangement for sharing of profits, union of interests, co-operation, joint venture, reciprocal concession or otherwise with any person carrying on or engaged in or about to carry on or engage in any business or transaction that the company is authorised to carry on or engage in or any business or transaction capable of being conducted so as to benefit the company;

(5) to take or otherwise acquire and hold securities in any other body corporate having objects altogether or in part similar to those of the company or carrying on any business capable of being conducted so as to benefit the company;

(6) subject to section 96 to lend money to any employee or to any person having dealings with the company or with whom the company proposes to have dealings or to any other body corporate any of whose shares are held by the company;

(7) to apply for, secure or acquire by grant, legislative enactment, assignment, transfer, purchase or otherwise and to exercise, carry out and enjoy any charter, licence, power, authority, franchise, concession, right or privilege, that any government or authority or any body corporate or other public body may be empowered to grant, and to pay for, aid in and contribute toward

carrying it into effect and to assume any liabilities or obligations incidental thereto;

(8) to establish and support or aid in the establishment and support of associations, institutions, funds or trusts for the benefit of employees or former employees of the company or its predecessors, or the dependants or connections of such employees or former employees, and grant pensions and allowances, and make payments towards insurance or for any object similar to those set forth in this paragraph, and to subscribe or guarantee money for charitable, benevolent, educational or religious objects or for any exhibition or for any public, general or useful objects;

(9) to promote any company for the purpose of acquiring or taking over any of the property and liabilities of the company or for any other purpose that may benefit the company;

(10) to purchase, lease, take in exchange, hire or otherwise acquire any personal property and any rights or privileges that the company considers necessary or convenient for the purposes of its business;

(11) to construct, maintain, alter, renovate and demolish any buildings or works necessary or convenient for its objects;

(12) to take land in Bermuda by way of lease or letting agreement for a term not exceeding fifty years, being land *bona fide* required for the purposes of the business of the company and with the consent of the Minister granted in his discretion to take land in Bermuda by way of lease or letting agreement for a term not exceeding twenty-one years in order to provide accommodation or recreational facilities for its officers and employees and when no longer necessary for any of the above purposes to terminate or transfer the lease or letting agreement;

(13) except to the extent, if any, as may be otherwise expressly provided in its incorporating Act or memorandum and subject to this Act every company shall have power to invest the moneys of the Company by way of mortgage of real or personal property of every description in Bermuda or elsewhere and to sell, exchange, vary, or dispose of such mortgage as the company shall from time to time determine;

(14) to construct, improve, maintain, work, manage, carry out or control any roads, ways, tramways, branches or sidings, bridges, reservoirs, watercourses, wharves, factories, warehouses, electric works, shops, stores and other works and conveniences that may advance the interests of the

company and contribute to, subsidise or otherwise assist or take part in the construction, improvement, maintenance, working, management, carrying out or control thereof;

(15) to raise and assist in raising money for, and aid by way of bonus, loan, promise, endorsement, guarantee or otherwise, any person and guarantee the performance or fulfilment of any contracts or obligations of any person, and in particular guarantee the payment of the principal of and interest on the debt obligations of any such person;

(16) to borrow or raise or secure the payment of money in such manner as the company may think fit;

(17) to draw, make, accept, endorse, discount, execute and issue bills of exchange, promissory notes, bills of lading, warrants and other negotiable or transferable instruments;

(18) when properly authorised to do so, to sell, lease, exchange or otherwise dispose of the undertaking of the company or any part thereof as an entirety or substantially as an entirety for such consideration as the company thinks fit;

(19) to sell, improve, manage, develop, exchange, lease, dispose of, turn to account or otherwise deal with the property of the company in the ordinary course of its business;

(20) to adopt such means of making known the products of the company as may seem expedient, and in particular by advertising, by purchase and exhibition of works of art or interest, by publication of books and periodicals and by granting prizes and rewards and making donations;

(21) to cause the company to be registered and recognised in any foreign jurisdiction, and designate persons therein according to the laws of that foreign jurisdiction or to represent the company and to accept service for and on behalf of the company of any process or suit;

(22) to allot and issue fully-paid shares of the company in payment or part payment of any property purchased or otherwise acquired by the company or for any past services performed for the company;

(23) to distribute among the members of the company in cash, kind, specie or otherwise as may be resolved, by way of dividend, bonus or in any other manner considered advisable, any property of the company, but not so as to decrease the capital of the company unless the distribution is made for the

purpose of enabling the company to be dissolved or the distribution, apart from this paragraph, would be otherwise lawful;

(24) to establish agencies and branches;

(25) to take or hold mortgages, hypothecs, liens and charges to secure payment of the purchase price, or of any unpaid balance of the purchase price, of any part of the property of the company of whatsoever kind sold by the company, or for any money due to the company from purchasers and others and to sell or otherwise dispose of any such mortgage, hypothec, lien or charge;

(26) to pay all costs and expenses of or incidental to the incorporation and organization of the company;

(27) to invest and deal with the moneys of the company not immediately required for the objects of the company in such manner as may be determined;

(28) to do any of the things authorised by this Schedule and all things authorised by its memorandum as principals, agents, contractors, trustees or otherwise, and either alone or in conjunction with others;

(29) to do all such other things as are incidental or conducive to the attainment of the objects and the exercise of the powers of the company.

Every company may exercise its powers beyond the boundaries of Bermuda to the extent to which the laws in force where the powers are sought to be exercised permit.

"B"

FORM NO. 6 Registration No. 31408



BERMUDA

CERTIFICATE OF INCORPORATION

I hereby in accordance with section 14 of ***the Companies Act 1981*** issue this Certificate of Incorporation and do certify that on the **7th** day of **December, 2001**

Alea Group Holdings (Bermuda) Ltd.

was registered by me in the Register maintained by me under the provisions of the said section and that the status of the said company is that of an **exempted** company.

Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **13th** day of **December, 2001**.

for **Registrar of Companies**

"C"

BYE-LAWS

of

ALEA GROUP HOLDINGS (BERMUDA) LTD.

I HEREBY CERTIFY that the within-written Bye-Laws are a true copy of the Bye-Laws of ALEA GROUP HOLDINGS (BERMUDA) LTD. as adopted by the Shareholders on 12 November 2003 (conditionally upon Admission) and amended by Special Resolution at the Annual General Meeting of the Company held on 24 June 2004.

Resident Secretary

APPLEBY

APPLEBY | SPURLING | HUNTER

BYE - LAWS

Of

Alea Group Holdings (Bermuda) Ltd.

(the "Company")

ADOPTED: 12 November 2003 (conditionally upon Admission).

[Amended by Special Resolution on 24 June 2004.]

TABLE OF CONTENTS

Bye-Law

1. **INTERPRETATION**

1.1 In these Bye-laws the following words and expressions shall, where not inconsistent with the context, have the following meanings respectively:

"**Act**" means the Companies Act 1981 of Bermuda;

"**acting in concert**" means persons who, pursuant to an agreement or understanding (whether formal or informal) actively co-operate, through the acquisition by any of them of shares in a company, to obtain or consolidate control of that company;

"**address**" means, in relation to electronic communications, any number or address used for the purposes of such communications;

"**Admission**" means the first occurring Admission to Listing and Admission to Trading of any class of share in the capital of the Company becoming effective;

"**Admission to Listing**" means admission to the Official List and a reference to Admission to Listing becoming "effective" is to be construed in accordance with paragraph 7.1 of the Listing Rules;

"**Admission to Trading**" means admission to trading on the London Stock Exchange and a reference to Admission to Trading becoming "effective" is to be construed in accordance with paragraph 2.1 of the Standards;

"**Alea Employee Share Schemes**" means the 2002 Stock Purchase and Option Plan for Key Employees of Alea Group Holdings (Bermuda) Ltd, the Alea Executive Option and Stock Plan, the Alea Sharesave Plan and any other employees', non-employees', directors' and independent contractors' share scheme which the Company shall from time to time adopt;

"**Alternate Director**" means an alternate Director appointed in accordance with these Bye-laws;

"**Associated Company**" means in respect of an individual any company in respect of which he is (and any persons Connected with him, together are) entitled to exercise, or does exercise, the control of, shares comprising at least one-fifth of the equity share capital of that company;

"**Audit Committee**" means the committee of the Board from time to time designated as the audit committee;

"**Auditor**" means the auditor from time to time of the Company;

"**Board**" means the board of Directors from time to time of the Company or the Directors present at a duly convened meeting of the Directors at which a quorum is present;

"**City Code**" means The City Code on Takeovers and Mergers (including the Substantial Acquisition Rules), as issued from time to time by or on behalf of the Panel or any successor to or replacement thereof from time to time issued by or on behalf of the Panel;

"**clear days**" means, in relation to the period of a notice, that period excluding the day on which the notice is given or served, or deemed to be given or served, and the day for which it is given or on which it is to take effect;

"**Common Shares**" means the common shares of US$0.01 each in the capital of the Company and "**Common Shareholder**" means a registered holder of such shares;

"**Companies Acts**" means every Bermuda statute from time to time in force concerning companies insofar as the same applies to the Company;

"**Connected**" means, in the case of an individual:

(a) that person's spouse, Relative, or the spouse of such a Relative;

(b) any Associated Company of that individual;

(c) in his capacity as trustee of a Settlement, a Settlor, any person who is Connected with such a Settlor, any company being under the control of five or fewer participators whose participators include the trustees of the Settlement (or any company of which that company has Control) and any beneficiaries of such a Settlement being persons Connected with the individual or a company with which he is associated; or

(d) any person with whom he is in partnership, and with the spouse or Relative of any individual with whom he is in partnership, except in relation to acquisitions or disposals of partnership assets pursuant to bona fide commercial arrangements;

"**Control**" means, in the case of a company, the power of any person (whether alone or in connection with any other persons who, acting together, shall be taken to have Control) to secure directly or indirectly (whether by means of a holding of shares or the possession of voting power, or by virtue of any powers conferred by the bye-laws, articles of association or other document or otherwise) that the affairs of the company are conducted in accordance with his wishes;

"**Daily Official List of the London Stock Exchange**" means the daily record setting out the prices of all trades in securities on the London Stock Exchange;

"**Director**" means a director of the Company and shall include an Alternate Director;

"**electronic communication**" means, where the context so permits, a communication transmitted (whether from one person to another, from one device to another or from a person to a device or vice versa) by means of a telecommunication system or by other means but while in an electronic form;

"**employees' share scheme**" means a scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of:

(a) the bona fide employees or former employees (including any such employees or former employees who are or were also directors) of the Company, the Company's subsidiary or holding company or a subsidiary of the Company's holding company; or

(b) the wives, husbands, widows, widowers or children or step-children under the age of 18 of such employees or former employees;

"**equity share capital**" means, in relation to a company, that company's issued share capital excluding any part of that capital which, neither as respects dividends nor as respects capital, carries any right to participate beyond a specified amount in any distribution;

"**General Principles**" means the General Principles as set out in the City Code;

"**Group**" means the Company and its subsidiaries from time to time and "**Group Company**" shall mean any one of them;

"**holding company**" shall have the meaning set out in section 86 of the Act, save that references to "company" and "companies" where they appear in that section shall be construed in accordance with Bye- law 1.2.4(c);

"**KKR Affiliate**" means Kohlberg Kravis Roberts & Co, L.P. and KKR Partners (International), Limited Partnership, or either of them, or any of their successors or assigns;

"**KKR Director**" means any Director appointed pursuant to Bye-law 12.1;

"**KKR Overseas**" means KKR 1996 Fund (Overseas) Limited Partnership;

"**Listing Rules**" means the rules made by the UK Listing Authority pursuant to section 74 of the United Kingdom Financial Services and Markets Act 2000 as amended from time to time;

"**London Stock Exchange**" means London Stock Exchange plc;

"**Member**" means the person registered in the Register of Members as the holder of shares in the Company and, when two or more persons are so registered as joint holders of shares, means the person whose name stands first in the Register of Members as one of such joint holders, or all of such persons as the context so requires;

"**Nomination Committee**" means the committee of the Board from time to time designated as the nomination committee;

"**notice**" means written notice as further defined in these Bye-laws unless otherwise specifically stated;

"**Officer**" means any person appointed by the Board to hold an office in the Company;

"**Official List**" means the official list of securities of the UK Listing Authority;

"**Panel**" means the Panel on Takeovers and Mergers in the United Kingdom, and from time to time any successor thereof or replacement body thereto;

"**Register of Directors and Officers**" means the Register of Directors and Officers of the Company;

"**Register of Members**" means the register of members of the Company;

"**Relative**" means child or step-child (excluding any person who has attained the age of 18), brother, sister, or other ancestor or lineal descendant;

"**relevant system**" means any computer-based system and procedures which, inter alia, enable title to shares or interests in shares to be evidenced and transferred without a written instrument;

"**Remuneration Committee**" means the committee of the Board from time to time designated as the remuneration committee;

"**Resident Representative**" means the individual (or, if permitted under the Act, the company) appointed to perform the duties of resident representative set out in the Act and includes any assistant or deputy Resident Representative appointed by the Board to perform any of the duties of the Resident Representative;

"**Secretary**" means the secretary of the Company and includes any joint, assistant or deputy secretary and a person appointed by the Board to perform the duties of the secretary;

"**Settlement**" means any disposition, trust, covenant, agreement or arrangement pursuant to which any person transfers the legal title in property to another person or persons to be held for the benefit of the Settlor and/or a third party;

"**Settlor**" means, in relation to a settlement, any person by whom the Settlement was made, whether directly or indirectly, and including if he has provided or undertaken to provide funds directly or indirectly for the purpose of the Settlement, or has made with any other person a reciprocal arrangement for that other person to make or enter into the Settlement;

"**Special Resolution**" means a resolution passed by a majority of not less than three-quarters of such Members as (being entitled to do so) vote in person or by proxy at a general meeting of the Company of which notice specifying the intention to propose the resolution as a Special Resolution has been duly given;

"**Standards**" means the admission and disclosure standards made by the London Stock Exchange;

"**subsidiary**" shall have the meaning set out in Section 86 of the Act, save that references to "company" and "companies" where they appear in that section shall be construed in accordance with Bye-law 1.2.4(c);

"**Substantial Acquisition Rules**" means the Rules Governing Substantial Acquisitions of Shares, as issued from time to time by or on behalf of the Panel; and

"**UK Listing Authority**" means the United Kingdom Financial Services Authority in its capacity as the competent authority for the purposes of Part VI of the United Kingdom Financial Services and Markets Act 2000 or any successor amendment.

1.2 In these Bye-laws, where not inconsistent with the context:

1.2.1 words denoting the plural number include the singular number and vice versa;

1.2.2 words denoting the masculine gender include the feminine gender;

1.2.3 words importing persons include companies, associations or bodies of persons whether corporate or not;

1.2.4 the words:

(a) "**may**" shall be construed as permissive;

(b) "**shall**" shall be construed as imperative;

(c) "**company**" means any company, corporation or body corporate whether or not a company within the meaning of the Act; and

(d) "**including**" means including without limitation;

1.2.5 unless otherwise provided in these Bye-laws words or expressions defined in the Act shall bear the same meaning in these Bye-laws; and

1.2.6 any reference to the provisions of any statute shall include any amendment or re-enactment (with or without amendment) thereof.

1.3 In these Bye-laws, expressions referring to writing or written shall, unless the contrary intention appears, include facsimile, printing, lithography, photography and other modes of representing words in a visible form (other than writing on the screen of a computer, whether that of the sender or the recipient of an e-mail or otherwise).

1.4 In these Bye-laws, words and expressions defined in the City Code have the same meaning if appearing in Bye-law 2.5 or 99 (or in any defined term used in Bye-law 2.5 or 99) where not inconsistent with the context; in the event of any conflict or inconsistency between the meaning given to any word or expression when defined in this Bye-law 1 and the same or similar word or expression when defined in the City Code, for the purposes of Bye-laws 2.5 and 99, but not otherwise, the definition given to such word or expression in these Bye-laws shall take precedence.

1.5 For the purposes of these Bye-laws, no person shall be deemed to be "**acting in concert**" with any other person by reason only of: (a) the fact that he and such other person are each party to any separate contract or arrangement whether or not including the Company restricting his or such other person's ability to sell, transfer or otherwise dispose of any shares in the capital of the Company or any interest therein; (b) any provision of these Bye-laws having such effect; or (c) any contract or arrangement entered into before Admission (and any amendments thereto).

1.6 In these Bye-laws, headings are used for convenience only and are not to be used or relied upon in the construction hereof.

2. MANAGEMENT OF THE COMPANY

2.1 Subject to the Act, the Bye-laws and to directions given by the Members in general meeting, the business and affairs of the Company shall be managed by the Board which may exercise all the powers of the Company whether relating to the management of the business or not. The Board may present any petition and make any application in connection with the liquidation or reorganisation of the Company.

2.2 No regulation or alteration of the Bye-laws and no direction given by the Members in general meeting shall invalidate a prior act of the Board which would have been valid if the alteration had not been made or the direction had not been given.

2.3 The provisions of the Bye-laws giving specific powers to the Board do not limit the general powers given by this Bye-law.

2.4 The Board may procure that the Company pays all expenses incurred in promoting and incorporating the Company.

2.5 If and for so long as the Company shall not be subject to the City Code, the provisions of this Bye-law shall apply subject to the Act and to applicable law, and to the Board being satisfied that the application of this Bye-law is, in any particular case, in the best interests of the Company. In managing and conducting the business of the Company and in exercising or refraining from exercising any and all powers rights and privileges from time to time vested in it, the Board shall use its reasonable endeavours:

2.5.1 to apply and to have the Company abide by the General Principles mutatis mutandis as though the Company were subject to the City Code;

2.5.2 if any circumstances shall arise under which (had the Company been subject to the City Code) the Company would be an offeree or otherwise the subject of an approach or the subject of a third party's statement of firm intention to make an offer, to comply with and to procure that the Company complies with the provisions of the City Code applicable to an offeree company and the board of directors of an offeree company mutatis mutandis as though the Company were subject to the City Code;

2.5.3 in the event that (and in any case for so long as) the Board recommends to Members of the Company or any class thereof any takeover offer made for any shares of the Company from time to time, to obtain the undertaking of the offeror(s) to comply with the provisions of the City Code in the conduct and execution of the relevant offer(s) mutatis mutandis as though the Company were subject to the City Code,

but recognising that the Panel will not have jurisdiction (if and for so long as such may be the case).

3. POWER TO APPOINT MANAGING DIRECTOR AND/OR CHIEF EXECUTIVE OFFICER

3.1 The Board may from time to time appoint one or more Directors to the office of managing director and/or chief executive officer of the Company who shall, subject to the control of the Board and to any specific responsibilities dictated by the Board, supervise and administer all of the general business and affairs of the Company. Furthermore, the Board may appoint one or more Directors to hold such other executive office in relation to the management of the business of the Company as the Board may decide.

3.2 Any appointment made under Bye-law 3.1 may be made for such period and on such terms as the Board thinks fit. The Board may revoke or terminate an appointment, without prejudice to a claim for damages for breach of the contract of service between the Director and the Company or otherwise.

3.3 Subject to the Companies Acts, the Board may enter into an agreement or arrangement with any Director for the provision of any services outside the scope of the ordinary duties of a Director. Any such agreement or arrangement may be made on such terms and conditions as (subject to the Companies Acts) the Board thinks fit and (without prejudice to any other provision of the Bye-laws) it may remunerate any such Director for such services as it thinks fit.

3.4 The Board may delegate to a Director holding executive office any of its powers, authorities and discretions for such time and on such terms and conditions as it thinks fit. In particular, without limitation, the Board may grant the power to sub-delegate, and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the Director. The Board may at any time revoke the delegation or alter its terms and conditions.

4. POWER TO APPOINT MANAGER

The Board may appoint a person to act as manager of the Company's day to day business and may entrust to and confer upon such manager such powers and duties as it deems appropriate for the transaction or conduct of such business.

5. POWER TO AUTHORISE SPECIFIC ACTIONS

The Board may from time to time and at any time authorise any company, firm, person or body of persons to act on behalf of the Company for any specific purpose and in connection therewith to execute any agreement, document or instrument on behalf of the Company.

6. POWER TO APPOINT AGENT

The Board may by power of attorney or otherwise appoint a person to be the agent of the Company and may delegate to that person any of its powers, authorities and discretions (not exceeding those vested in or exercisable by the Board) for such purposes, for such time and on such terms and conditions (including as to remuneration) as it thinks fit. In particular, without limitation, the Board may grant the power to sub-delegate and may retain or exclude the right of the Board to exercise the delegated powers, authorities or discretions collaterally with the agent. The Board may at any time revoke or alter the terms and conditions of the appointment or delegation. Such agent may, if so authorised under the seal of the Company, execute any deed or instrument under such agent's personal seal with the same effect as the affixation of the seal of the Company.

7. POWER TO DELEGATE TO A COMMITTEE

7.1 The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to a committee consisting of two or more persons (whether a member or members of the Board or not) as it thinks fit. A committee may exercise its power to sub-delegate by sub-delegating to any person or persons (whether or not a member or members of the Board or of the committee). The Board may retain or exclude its right to exercise the delegated powers, authorities or discretions collaterally with the committee. The Board may at any time revoke the delegation or alter any terms and conditions or discharge the committee in whole or in part. Where a provision of the Bye-laws refers to the exercise of a power, authority or discretion by the Board (including, without limitation, the power to pay fees, remuneration, additional remuneration, expenses and pensions and other benefits pursuant to Bye-laws 3, 23 or 26) and that power, authority or discretion has been delegated by the Board to a committee, the provision shall be construed as permitting the exercise of the power, authority or discretion by the committee.

7.2 Proceedings of any committee of the Board consisting of two or more members shall be conducted in accordance with terms prescribed by the Board (if any). Subject to those terms and Bye-law 7.3, proceedings shall be conducted in accordance with applicable provisions of the Bye-laws regulating the proceedings of the Board except that where a KKR Director is a member of a committee of the Board, the quorum for a meeting of that committee of the Board shall require the presence of a KKR Director (or his alternate) at such meeting.

7.3 Where the Board resolves to delegate any of its powers, authorities and discretions to a committee it is not necessary to give notice of a meeting of that committee to Directors other than the Director or Directors who form the committee.

7.4 The Remuneration Committee shall number 4 (or such other number as may from time to time be agreed in writing by the KKR Affiliates (acting together) or KKR Overseas).

7.5 The Nomination Committee shall number 4 (or such other number as may from time to time be agreed in writing by the KKR Affiliates (acting together) or KKR Overseas).

7.6 The Audit Committee shall number 5 (or such other number as may from time to time be agreed in writing by the KKR Affiliates (acting together) or KKR Overseas).

7.7 The KKR Affiliates (acting together) or KKR Overseas shall be entitled to appoint, remove and replace 2 KKR Directors to each of the Remuneration Committee, Nomination Committee and Audit Committee. The entitlement to appoint, remove or replace a KKR Director under this Bye-law 7.7, shall be exercised by the KKR Affiliates (acting together) or by KKR Overseas by notice in writing to the Secretary at the registered office of the Company or by notice tabled at a meeting of the Board. The rights contained in this Bye-law 7.7 and Bye-laws 7.4 to 7.6 above shall terminate on the KKR Affiliates or KKR Overseas, when taken together, ceasing to hold Common Shares representing 10 per cent. or more of the Common Shares from time to time issued.

8. **POWER TO APPOINT AND DISMISS EMPLOYEES**

8.1 The Board may appoint, suspend or remove any manager, secretary, clerk, agent or employee of the Company and may fix their remuneration and determine their duties.

8.2 The Board may make provision for the benefit of a person employed or formerly employed by the Company or any of its subsidiaries (or any member of his family, including a spouse or former spouse, or any person who is or was dependent on him) in connection with the cessation or the transfer to a person of the whole or part of the undertaking of the Company or the subsidiary.

9. **EXERCISE OF VOTING POWERS**

The Board may at its discretion and without sanction of a resolution of the Members, exercise or cause to be exercised the voting powers conferred by shares in the capital of another company held or owned by the Company, or a power of appointment to be exercised by the Company, in any manner it thinks fit (including the exercise of the voting power or power of appointment in favour of the appointment of a Director as an officer or employee of that company or in favour of the payment of remuneration to the officers or employees of that company).

10. **POWER TO BORROW AND CHARGE PROPERTY**

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or

future) and uncalled capital of the Company and, subject to the Companies Acts, to issue debentures and other securities, whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

11. **EXERCISE OF POWER TO PURCHASE SHARES**

The Board may, at its discretion and without the sanction of a resolution of the Members, exercise all the powers of the Company to purchase all or any part of its own shares pursuant to Section 42A of the Act.

12. **DIRECTORS**

12.1 Whilst the KKR Affiliates or KKR Overseas, when taken together, hold Common Shares representing:

12.1.1 at least 20 per cent. of the Common Shares from time to time issued KKR Affiliates (acting together) or KKR Overseas shall (by notice to the Secretary at the registered office of the Company or by notice tabled at a meeting of the Board) be entitled to appoint (and remove and reappoint) 4 non-executive Directors; or

12.1.2 15 per cent. or more but less than 20 per cent. of the Common Shares from time to time issued KKR Affiliates (acting together) or KKR Overseas shall (by notice to the Secretary at the registered office of the Company or by notice tabled at a meeting of the Board) be entitled to appoint (and remove and reappoint) 3 non-executive Directors; or

12.1.3 10 per cent. or more but less than 15 per cent. of the Common Shares from time to time issued KKR Affiliates (acting together) or KKR Overseas shall (by notice to the Secretary at the registered office of the Company or by notice tabled at a meeting of the Board) be entitled to appoint (and remove and reappoint) 2 non-executive Directors.

12.2 The Board shall not number more than 11 Directors without the prior written approval of the KKR Affiliates (acting together) or KKR Overseas. The right contained in this paragraph shall terminate on the KKR Affiliates or KKR Overseas, when taken together, ceasing to hold Common Shares representing 10 per cent. or more of the Common Shares from time to time issued.

12.3 The provisions of Bye-laws 12.4 to 12.7 (inclusive) shall not apply to a KKR Director.

12.4 Subject to Bye-law 12.5, at each annual general meeting one-third of the Directors who are subject to retirement by rotation or, if their number is not three or a multiple of three, the number nearest to but not less than one-third, shall retire from office provided that if there are fewer than three Directors who are subject to retirement by rotation, one shall retire from office.

12.5 If any one or more Directors were last appointed or reappointed three years or more prior to the meeting or were last appointed or reappointed at the third immediately

preceding annual general meeting, he or they shall retire from office and shall be counted in obtaining the number required to retire at the meeting, provided that the number of Directors required to retire under Bye-law 12.4 shall be increased to the extent necessary to comply with this paragraph.

12.6 Subject to these Bye-laws, the Directors to retire by rotation at an annual general meeting include, so far as necessary to obtain the number required, first, a Director who wishes to retire and not offer himself for reappointment and, second, those Directors who have been longest in office since their last appointment or reappointment. As between two or more who have been in office an equal length of time, the Director to retire shall, in default of agreement between them, be determined by lot. The Directors to retire on each occasion (both as to number and identity) shall be determined on the basis of the composition of the Board at the start of business on the date of the notice convening the annual general meeting, disregarding a change in the number or identity of the Directors after that time but before the close of the meeting.

12.7 A Director who retires at an annual general meeting (whether by rotation or otherwise) may, if willing to act, be reappointed. If he is not reappointed, or deemed reappointed, he may retain office until the meeting appoints someone in his place or, if it does not do so, until the end of the meeting.

12.8 Subject to Bye-laws 12.1 and 12.3, no person other than a Director retiring (by rotation or otherwise) may be appointed or reappointed a Director at a general meeting unless:

12.8.1 he is recommended by the Board; or

12.8.2 not less than 14 nor more than 35 days before the date appointed for the meeting, notice executed by a Member qualified to attend and vote at the meeting has been deposited at the registered office of the Company noting his intention to propose such person for appointment together with notice in writing executed by that person of his willingness to be appointed.

12.9 A Director need not be a Member.

12.10 The Company may from time to time by a resolution of the Members in general meeting appoint a person who is willing to act to be a Director, either to fill a vacancy or as an addition to the Board, but the total number of Directors may not exceed any maximum number permitted by the Bye-laws.

12.11 The Board may appoint a person who is willing to act as a Director either to fill a vacancy or as an addition to the Board but the total number of Directors may not exceed any maximum number permitted by the Bye-laws. A Director appointed in this way may hold office only until the dissolution of the next annual general meeting after his appointment unless he is reappointed during that meeting. He is not required, and

is not taken into account in determining the number of Directors who are, to retire by rotation at the meeting.

13. DEFECTS IN APPOINTMENT OF DIRECTORS

All acts done by a meeting of the Board, or of a committee of the Board, or by a person acting as a Director, Alternate Director or member of a committee are, notwithstanding that it is afterwards discovered that there was a defect in the appointment of a person or persons acting, or that they or any of them were or was disqualified from holding office or not entitled to vote, or had in any way vacated their or his office, as valid as if every such person had been duly appointed, and was duly qualified and had continued to be a Director, Alternate Director or member of a committee and entitled to vote.

14. ALTERNATE DIRECTORS

14.1 Any general meeting of the Company may elect a person or persons to act as a Director in the alternative to any one or more of the Directors of the Company or may authorise the Board to appoint such Alternate Directors.

14.2 A Director (other than an Alternate Director) may by notice delivered to the Secretary at the registered office of the Company or tabled at a meeting of the Board, or in any other manner approved by the Board, appoint as his Alternate Director:

14.2.1 another Director, or

14.2.2 another person approved by the Board and willing to act.

No appointment of an Alternate Director who is not already a Director shall be effective until his consent to act as a Director has been received by the Secretary at the registered office of the Company or tabled at a meeting of the Board, or in any other manner approved by the Board.

14.3 An Alternate Director need not be a Member and shall not (in addition to the Director whom he represents as an Alternative Director) be counted in reckoning the maximum number of Directors permitted by the Bye-laws.

14.4 An Alternate Director shall be entitled to receive notice of all meetings of the Board and all committees of the Board of which his appointor is a member and, in the absence from those meetings of his appointor, to attend and vote at the meetings and to exercise all the powers, rights, duties and authorities of his appointor. A Director acting as Alternate Director has a separate vote at meetings of the Board and committees of the Board for each Director for whom he acts as Alternate Director but he counts as only one for the purpose of determining whether a quorum is present.

14.5 A Director may by notice delivered to the Secretary at the registered office of the Company or tabled at a meeting of the Board, or in any other manner approved by the Board, revoke the appointment of his Alternate Director and, subject to compliance with Bye-law 14.2, appoint another person in his place. If a Director ceases to hold

the office of Director or if he dies the appointment of his Alternate Director automatically ceases. If a Director retires but is reappointed or deemed reappointed at the meeting at which his retirement takes effect a valid appointment of an Alternate Director which was in force immediately before his retirement continues to operate after his reappointment as if he had not retired. The appointment of an Alternate Director ceases on the happening of an event which, if he were a Director otherwise appointed, would cause him to vacate office.

14.6 A person acting as an Alternate Director shall be an officer of the Company, shall alone be responsible to the Company for his acts and defaults, and shall not be deemed to be the agent of his appointor.

15. REMOVAL OF DIRECTORS

15.1 The Company may, by a resolution of the Members at any general meeting convened and held in accordance with these Bye-laws, remove a Director (other than a KKR Director) before the expiration of his period of office, notwithstanding anything in these Bye-laws or in any agreement between the Company and such Director, provided that the notice of any such meeting convened for the purpose of removing such Director shall contain a statement of the intention so to do and be served on such Director not less than 28 days before the meeting and at such meeting such Director shall be entitled to be heard on the motion for such Director's removal. Section 93 of the Act shall not apply to the Company.

15.2 A vacancy on the Board created by the removal of a Director under Bye-law 15.1 may be filled by the Members at the meeting at which such Director is removed and, in the absence of such election or appointment, the Board may fill the vacancy as a casual vacancy. A person appointed as a Director in place of a person removed under Bye-law 15.1 shall be treated, for the purpose of determining the time at which he or any other Director is to retire, as if he had become a Director on the date on which the person in whose place he is appointed was last appointed or reappointed as a Director.

15.3 Any removal of a Director under this Bye-law shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company and nothing in this Bye-law shall have effect to deprive any person removed under it of any compensation or damages payable to him in respect of the termination of his appointment as a Director or of any appointment terminating with that as Director.

16. VACANCIES ON THE BOARD

16.1 If the number of Directors is less than the minimum prescribed by the Bye-laws, the remaining Director or Directors may act only for the purposes of (i) appointing an additional Director or Directors to make up that minimum or convening a general meeting of the Company for the purpose of making such appointment or (ii) preserving the assets of the Company. If no Director or Directors is or are able or willing to act, two members may convene a general meeting for the purpose of appointing Directors.

An additional Director appointed in this way holds office (subject to the Bye-laws) only until the earlier of (i) the appointment of sufficient Directors to make up that minimum or (ii) the dissolution of the next annual general meeting after his appointment (unless, in that case, he is reappointed during the meeting).

16.2 Without prejudice to the provisions for retirement (by rotation or otherwise) contained in the Bye-laws, the office of a Director is vacated if:

16.2.1 he resigns by notice delivered to the Secretary at the registered office of the Company or tendered at a Board meeting;

16.2.2 where he has been appointed for a fixed term, the term expires;

16.2.3 he ceases to be a Director by virtue of a provision of the Act, is removed from office pursuant to the Bye-laws or becomes prohibited by law or any regulatory requirement from being a Director;

16.2.4 he becomes bankrupt or compounds with his creditors generally;

16.2.5 he is or has been suffering from mental ill health or becomes a patient for the purpose of any statute relating to mental health or any court claiming jurisdiction on the ground of mental disorder (however stated) makes an order for his detention or for the appointment of a guardian, receiver or other person (howsoever designated) to exercise powers with respect to his property or affairs, and in any such case the Board resolves that his office be vacated;

16.2.6 both he and his Alternate Director appointed pursuant to the provisions of the Bye-laws are absent, without the permission of the Board, from Board meetings for three consecutive occasions and the Board resolves that his office be vacated; or

16.2.7 he is removed from office by notice addressed to him at his last-known address and signed by all his co-Directors (without prejudice to a claim for damages for breach of contract or otherwise).

16.3 A resolution of the Board declaring a Director to have vacated office under the terms of this Bye-law is conclusive as to the fact and grounds of vacation stated in the resolution.

16.4 If the office of a Director is vacated for any reason he shall cease to be a member of any committee of the Board.

17. NOTICE OF MEETINGS OF THE BOARD

17.1 A Director may, and the Secretary at the request of a Director shall, summon a Board meeting at any time.

17.2 Notice of a Board meeting is deemed to be duly given to a Director if it is given to him personally or by word of mouth or by electronic communication to an address given by

him to the Company for that purpose or sent in writing to him at his last-known address or another address given by him to the Company for that purpose. A Director may waive the requirement that notice be given to him of a Board meeting, either prospectively or retrospectively.

18. **QUORUM AT MEETINGS OF THE BOARD**

The quorum necessary for the transaction of business shall be any two Directors of which at least one Director shall be a KKR Director (present in person or by Alternate Director). A duly convened meeting of the Board at which a quorum is present is competent to exercise all or any of the authorities, powers and discretions vested in or exercisable by the Board.

19. **MEETINGS OF THE BOARD**

19.1 The Board may meet for the despatch of business, adjourn and otherwise regulate its proceedings as it thinks fit provided that the majority of Board meetings in any one year shall be held in Bermuda and no Board meetings shall be held in the United Kingdom.

19.2 A Director or his Alternate Director may participate in a meeting of the Board or a committee of the Board through the medium of conference telephone, video teleconference or similar form of communication equipment if all persons participating in the meeting are able to hear and speak to each other throughout the meeting. A person participating in this way is deemed to be present in person at the meeting and is counted in a quorum and entitled to vote. All business transacted in this way by the Board or a committee of the Board is for the purposes of the Bye-laws deemed to be validly and effectively transacted at a meeting of the Board or a committee of the Board although fewer than two Directors or Alternate Directors are physically present at the same place. The meeting is deemed to take place where the largest group of those participating is assembled or, if there is no such group, where the chairman of the meeting then is.

19.3 Questions arising at a meeting of the Board are determined by a majority of votes. In case of an equality of votes the chairman will not have a second or casting vote.

19.4 The Resident Representative shall, upon delivering written notice of an address for the purposes of receipt of notice to the registered office of the Company, be entitled to receive notice of, attend, be heard at and to receive minutes of all meetings of the Board or any committee of the Board.

20. **DIRECTORS' WRITTEN RESOLUTIONS**

A resolution in writing executed by all Directors for the time being entitled to receive notice of a Board meeting (and not being less than a quorum) or by all members of a committee of the Board for the time being entitled to receive notice of a committee meeting (and not being less than a quorum) is as valid and effective for all purposes as a resolution passed at a meeting of the Board (or committee, as the case may be). The

resolution in writing may consist of several documents in the same form each executed by one or more of the Directors or members of the relevant committee. The resolution in writing need not be executed by an Alternate Director if it is executed by his appointor and a resolution executed by an Alternate Director need not be executed by his appointor.

21. DISCLOSURE OF DIRECTORS' INTERESTS

21.1 Provided he has disclosed to the Board the nature and extent of any direct or indirect interest of his as required by the Act a Director, notwithstanding his office:

21.1.1 may enter into or otherwise be interested in a contract, arrangement, transaction or proposal with the Company or in which the Company is otherwise interested either in connection with his tenure of an office or place of profit or as seller, buyer or otherwise;

21.1.2 may hold another office or place of profit with the Company (except that of auditor or auditor of a subsidiary of the Company) in conjunction with the office of Director and may act by himself or through his firm in a professional capacity to the Company and in that case on such terms as to remuneration and otherwise as the Board may decide either in addition to or instead of remuneration provided for by another Bye-law;

21.1.3 may be a director or other officer of, or employed by, or a party to a contract, transaction, arrangement or proposal with or otherwise interested in, a company promoted by the Company or in which the Company is otherwise interested or as regards which the Company has a power of appointment; and

21.1.4 is not liable to account to the Company for a profit, remuneration or other benefit realised by such contract, arrangement, transaction, proposal, office or employment and no such contract, arrangement, transaction or proposal is avoided on the grounds of any such interest or benefit.

21.2 The Director who is directly or indirectly interested in a contract or proposed contract or arrangement with the Company shall declare the nature of such interest at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Act. Subject to the Act, and any further disclosure required thereby, a general notice to the Directors by a Director declaring that he is a director or has an interest in a person and is to be regarded as interested in any transaction or arrangement made with that person, shall be sufficient declaration of interest in relation to any transaction or arrangement so made.

21.3 A Director may not vote on or be counted in the quorum in relation to a resolution of the Board or of a committee of the Board concerning a contract, arrangement, transaction or proposal to which the Company is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the

Company), but this prohibition does not apply to a resolution concerning any of the following matters:

21.3.1 the giving of a guarantee, security or indemnity in respect of money lent or obligations incurred by him or any other person at the request of or for the benefit of the Company;

21.3.2 the giving of a guarantee, security or indemnity in respect of a debt or obligation of the Company for which he himself has assumed responsibility in whole or in part, either alone or jointly with others, under a guarantee or indemnity or by the giving of security;

21.3.3 a contract, arrangement, transaction or proposal concerning an offer of shares, debentures or other securities of the Company for subscription or purchase, in which offer he is or may be entitled to participate as a holder of securities or in the underwriting or sub-underwriting of which he is to participate;

21.3.4 a contract, arrangement, transaction or proposal to which the Company is or is to be a party concerning another company (including a subsidiary of the Company) in which he is interested (directly or indirectly) whether as an officer, shareholder, creditor or otherwise (a "**relevant company**"), if he does not to his knowledge hold an interest in shares (as that term is used in Bye-law 96) representing one per cent. or more of either any class of the equity share capital of or the voting rights in the relevant company;

21.3.5 a contract, arrangement, transaction or proposal for the benefit of the employees of the Company (including any pension fund or retirement, death or disability scheme) which does not award him a privilege or benefit not generally awarded to the employees to whom it relates; and

21.3.6 a contract, arrangement, transaction or proposal concerning the purchase or maintenance of any insurance policy for the benefit of Directors or for the benefit of persons including Directors.

21.4 A Director may not vote on or be counted in the quorum in relation to a resolution of the Board or committee of the Board concerning his own appointment (including, without limitation, fixing or varying the terms of his appointment or its termination) as the holder of an office or place of profit with the Company or any company in which the Company is interested. Where proposals are under consideration concerning the appointment (including, without limitation, fixing or varying the terms of appointment or its termination) of two or more Directors to offices or places of profit with the Company or a company in which the Company is interested, such proposals shall be divided and a separate resolution considered in relation to each Director. In that case each of the Directors concerned (if not otherwise debarred from voting (under this Bye-law or otherwise)) is entitled to vote (and be counted in the quorum) in respect of each resolution except that concerning his own appointment.

21.5 If a question arises at a meeting as to the materiality of a Director's interest (other than the interest of the chairman of the meeting) or as to the entitlement of a Director (other than the chairman) to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be referred to the chairman and his ruling in relation to the Director concerned is conclusive and binding on all concerned.

21.6 If a question arises at a meeting as to the materiality of the interest of the chairman of the meeting or as to the entitlement of the chairman to vote or be counted in a quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or being counted in the quorum, the question shall be decided by resolution of the Directors or committee members present at the meeting (excluding the chairman) whose majority vote is conclusive and binding on all concerned.

21.7 For the purposes of this Bye-law, the interest of a person who is Connected with a Director is treated as the interest of the Director and, in relation to an Alternate Director, the interest of his appointor is treated as the interest of the Alternate Director in addition to an interest which the Alternate Director otherwise has. This Bye-law applies to an Alternate Director as if he was a Director.

21.8 References in this Bye-law to the "Company" shall, where the context admits, be read and construed as a reference also to any member of the Group.

21.9 Subject to the Act, the Members in general meeting may resolve to suspend or relax the provisions of this Bye-law to any extent or ratify any contract, arrangement, transaction or proposal not properly authorised by reason of a contravention of this Bye-law.

22. **CHAIRMAN OF THE BOARD**

22.1 The Chairman (or President) or, in his absence, the Deputy Chairman (or Vice-President) shall preside as chairman at every meeting of the Board. If at any meeting the Chairman or Deputy Chairman (or the President or Vice-President) is not present within five minutes of the time fixed for the start of the meeting, or is not willing to act as chairman, the Directors present may choose one of their number to be chairman of the meeting.

22.2 If two or more Deputy Chairmen (or Vice-Presidents) are present, the senior of them shall act as chairman, seniority being determined by length of office since their last appointment or reappointment or deemed reappointment. As between two or more who have held office for an equal length of time, the Deputy Chairman (or Vice President) to act as chairman shall be decided by those Directors present.

23. **REMUNERATION OF DIRECTORS AND DIRECTORS' EXPENSES**

23.1 The salary or other remuneration of a Director appointed to hold employment or executive office in accordance with the Bye-laws may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided

by the Board, and may be in addition to or instead of a fee payable to him for his services as Director pursuant to the Bye-laws.

23.2 The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death or disability benefits or other allowances or gratuities (by insurance or otherwise) for a person who is or has at any time been a director of:

23.2.1 the Company;

23.2.2 a company which is or was a subsidiary of the Company;

23.2.3 a company which is or was allied to or associated with the Company or a subsidiary of the Company; or

23.2.4 a predecessor in business of the Company or of a subsidiary of the Company,

(or, in each case, for any member of his family, including a spouse or former spouse, or a person who is or was dependent on him). For this purpose the Board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums. The Board may arrange for this to be done by the Company alone or in conjunction with another person.

23.3 A Director or former Director is entitled to receive and retain for his own benefit a pension or other benefit provided under Bye-law 23.2 and is not obliged to account for it to the Company.

23.4 Unless otherwise decided by the Members in general meeting, the Company shall pay to the Directors (but not Alternate Directors) for their services as directors such amount of aggregate fees as the Board decides (not exceeding US$750,000 per annum or such larger amount as the Members in general meeting decide). The aggregate fees shall be divided among the Directors in such proportions as the Board decides or, if no decision is made, equally. A fee payable to a Director pursuant to this Bye-law is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the Bye-laws or otherwise accrues from day to day.

23.5 Subject to the Act and to the Bye-laws and the requirements of the listing rules of the UK Listing Authority, the Board may arrange for part of a fee payable to a Director to be provided in the form of fully-paid shares in the capital of the Company. The amount of the fee payable in this way shall be at the discretion of the Board and shall be applied in the purchase or subscription of shares on behalf of the relevant Director. In the case of a subscription of shares, the subscription price per share shall be deemed to be the closing middle-market quotation for a fully-paid share of the Company of that class as published in the Daily Official List of the London Stock Exchange (or such other quotation derived from such other source as the Board may deem appropriate) on the day of subscription.

23.6 A Director who, at the request of the Board, goes or resides abroad, makes a special journey or performs a special service on behalf of the Company may be paid such reasonable additional remuneration (whether by way of salary, percentage of profits or otherwise) and expenses as the Board may decide.

23.7 A Director shall not vote or be counted in the quorum on any resolution concerning his own remuneration.

23.8 A Director is entitled to be repaid all reasonable travelling, hotel and other expenses properly incurred by him in the performance of his duties as director including, without limitation, expenses incurred in attending meetings of the Board or of committees of the Board or general meetings or separate meetings of the holders of a class of shares or debentures.

23.9 An Alternate Director is not entitled to a fee from the Company for his services as an Alternate Director. The fee payable to an Alternate Director is payable out of the fee payable to his appointor and consists of such portion (if any) of the fee as he agrees with his appointor. The Company shall, however, repay to an Alternate Director expenses incurred by him in the performance of his duties if the Company would have been required to repay the expenses to him under Bye-law 23.8 had he been a Director.

OFFICERS AND RESIDENT REPRESENTATIVE

24. OFFICERS OF THE COMPANY

The Officers of the Company shall consist of a Chairman and a Deputy Chairman (or a President and a Vice President), a Secretary and such additional Officers as the Board may from time to time determine all of whom shall be deemed to be Officers for the purposes of these Bye-laws.

25. APPOINTMENT AND REMOVAL OF OFFICERS

25.1 The Board shall, as soon as possible after the statutory meeting and each annual general meeting, appoint a Chairman and a Deputy Chairman (or a President and a Vice President) who shall also be Directors and be appointed from amongst the Directors.

25.2 The Secretary, any additional Officers and the Resident Representative, if any, shall be appointed by the Board from time to time.

25.3 The Board may at any time revoke or terminate the election or appointment of any Officer, Secretary or Resident Representative, and the election or appointment of any Officer or Secretary who is also a Director shall automatically terminate if such person ceases to be a Director for any reason.

26. REMUNERATION OF OFFICERS AND RESIDENT REPRESENTATIVE

The Officers and Resident Representative shall receive such remuneration, if any, as the Board may from time to time determine.

27. DUTIES OF OFFICERS AND RESIDENT REPRESENTATIVE

27.1 The duties of the Secretary and the duties of the Resident Representative shall be those prescribed by the Act together with such other duties as shall from time to time be prescribed by the Board.

27.2 The Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time.

27.3 A provision of the Act or these Bye-laws requiring or authorising a thing to be done by or to a Director and the Secretary shall not be satisfied by its being done by or to the same person acting both as Director and as, or in the place of, the Secretary.

28. REGISTER OF DIRECTORS AND OFFICERS

The Board shall cause to be kept in one or more books at the registered office of the Company a Register of Directors and Officers and shall enter therein the particulars required by the Act.

MINUTES

29. OBLIGATIONS OF BOARD TO KEEP MINUTES

29.1 The Board shall cause minutes to be made in books kept for the purpose of:

29.1.1 all appointments of Officers and Directors and committees made by the Board and of any remuneration fixed by the Board;

29.1.2 the names of Directors and other persons (if any) present at every meeting of the Board, committees of the Board, meetings of the Company or meetings of the holders of a class of shares or debentures, and all orders, resolutions and proceedings of such meetings; and

29.1.3 the proceedings of its managers (if any).

29.2 If purporting to be signed by the chairman of the meeting at which the proceedings were held or by the chairman of the next succeeding meeting, minutes are receivable as prima facie evidence of the matters stated in them.

29.3 Minutes prepared in accordance with the Act and these Bye-laws shall be kept by the Secretary at the registered office of the Company.

INDEMNITY

30. **INDEMNIFICATION OF DIRECTORS AND OFFICERS**

30.1 Subject to the Act, but without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a Director, Alternate Director or Officer of the Company shall be and shall be kept indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred:

30.1.1 defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part; or

30.1.2 in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company.

30.2 Subject to the Act, the Board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was:

30.2.1 a Director, Alternate Director, Officer or auditor of the Company or of a company which is or was a subsidiary of the Company or in which the Company has or had an interest (whether direct or indirect); or

30.2.2 trustee of a retirement benefits scheme or other trust in which a person referred to in Bye-law 30.1 is or has been interested,

indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

MEETINGS

31. **ANNUAL GENERAL MEETING**

The annual general meeting of the Company shall be held in each year other than the year of incorporation at such time and place as the Board shall appoint.

32. **SPECIAL GENERAL MEETINGS**

All general meetings other than annual general meetings shall be called special general meetings. The Board may convene a special general meeting of the Company whenever in their judgment such a meeting is necessary at such time and place as the Board shall appoint.

33. BUSINESS TO BE CONDUCTED AT MEETING

33.1 No business shall be conducted at an annual general meeting or special general meeting except in accordance with the relevant procedures set forth in the Act and these Bye-laws. If the chairman of an annual general meeting or special general meeting determines that business was not brought before the annual general meeting or special general meeting in accordance with such procedures, the chairman shall declare to the meeting that the business was not properly brought before the meeting and such business shall not be transacted.

33.2 The order of business at each annual general meeting or special general meeting shall be as determined by the chairman of the meeting. Without prejudice to any other power which he may have under the provisions of the Bye-laws, the chairman may take such action as he thinks fit to promote the orderly conduct of the business of the meeting as specified in the notice of meeting and the chairman's decision on matters of procedure or arising incidentally from the business of the meeting shall be final, as shall be his determination as to whether any matter is of such a nature.

34. ACCIDENTAL OMISSION OF NOTICE OF GENERAL MEETING

34.1 The accidental omission to send a notice of meeting or any document relating to the meeting, or the non-receipt of any such notice or document by a person entitled to receive any such notice or document shall not invalidate the proceedings at that meeting.

34.2 Where a notice of meeting published on a web site in accordance with these Bye-laws is by accident published in different places on the web site or published for part only of the period from the date of the notification given under Bye-law 100.2 until the conclusion of the meeting to which the notice relates, the proceedings at such meeting are not thereby invalidated.

35. MEETING CALLED ON REQUISITION OF MEMBERS

35.1 Notwithstanding anything herein, the Board shall, on the requisition of Members holding at the date of the deposit of the requisition not less than one-tenth of such of the paid-up share capital of the Company which as at the date of the deposit carries the right to vote at general meetings of the Company, forthwith proceed to convene a special general meeting of the Company and the provisions of Section 74 of the Act shall apply.

35.2 At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the Board.

36. NOTICES OF GENERAL MEETINGS AND SHORT NOTICE

36.1 An annual general meeting and a meeting called for the passing of a Special Resolution shall be called by not less than 21 clear days' notice, and a meeting of the Company other than an annual general meeting or a meeting for the passing of a Special Resolution shall be called by not less than 14 clear days' notice.

36.2 The notice of meeting shall specify:

36.2.1 whether the meeting is an annual general meeting or a special general meeting;

36.2.2 the place, the date and the time of the meeting;

36.2.3 the general nature of that business to be considered at the meeting;

36.2.4 if the meeting is convened to consider a Special Resolution, the intention to propose the resolution as such; and

36.2.5 with reasonable prominence, that a Member entitled to attend and vote may appoint one or more proxies to attend and, on a poll, vote instead of him and that a proxy need not also be a Member.

36.3 Although called by shorter notice than that specified in Bye-law 36.1, a general meeting is deemed to have been duly called if it is so agreed:

36.3.1 in the case of an annual general meeting, by all the Members entitled to attend and vote at the meeting; and

36.3.2 in the case of another meeting, by a majority in number of the Members having a right to attend and vote at the meeting, being a majority together holding not less than 95 per cent. in nominal value of the shares giving that right.

36.4 The notice of meeting shall be given to the Members (other than any who, under the provisions of the Bye-laws or the terms of allotment or issue of shares, are not entitled to receive notice), to the Directors, to the Auditors and to the Resident Representative who or which has delivered a written notice to the registered office of the Company requiring that such notice be sent to him or it.

36.5 The Board may determine that persons entitled to receive notices of meeting are those persons entered on the Register of Members at the close of business on a day determined by the Board.

36.6 The notice of meeting may also specify a time by which a person must be entered on the Register of Members in order to have the right to attend or vote at the meeting. Changes to entries on the Register of Members after the time so specified in the notice shall be disregarded in determining the rights of any person to so attend or vote.

37. POSTPONEMENT AND CANCELLATION OF MEETINGS

If the Board, in its absolute discretion, considers that it is impractical or unreasonable for any reason to hold a general meeting at the time or place specified in the notice calling the general meeting, it may move and/or postpone the general meeting to another time and/or place (other than a meeting requisitioned under these Bye-laws). Fresh notice of the date, time and place for a postponed meeting shall be given to the

Members in accordance with the provisions of these Bye-laws. Any postponed and/or moved meeting may also be postponed and/or moved under this Bye-law.

38. **QUORUM FOR GENERAL MEETING**

38.1 The quorum for a general meeting is two Members present in person or by proxy and entitled to vote.

38.2 If a quorum is not present within twenty minutes (or such longer time as the chairman decides to wait) after the time fixed for the start of the meeting or if there is no longer a quorum present at any time during the meeting, the meeting, if convened by or on the requisition of Members, is dissolved. In any other case it stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been specified, the meeting stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as the chairman decides.

38.3 At an adjourned meeting the quorum is one Member present in person or by proxy and entitled to vote. If a quorum is not present within five minutes from the time fixed for the start of the meeting, the adjourned meeting shall be dissolved.

38.4 Save where the time and place for the adjourned meeting has been specified for the purpose in the notice convening the meeting as referred to in Bye-law 38.2 (in which case notice of the adjourned meeting need not be given), fresh notice of the date, time and place for the resumption of the adjourned meeting shall be given to each Member in accordance with the provisions of these Bye-laws for the lack of a quorum and the notice shall state the quorum requirement.

38.5 A general meeting, special general meeting or class meeting may be held with only one individual present provided the requirements for a quorum as contained in this Bye-law are satisfied.

39. **ADJOURNMENT OF MEETINGS**

39.1 The chairman may, with the consent of a meeting at which a quorum is present (and shall, if so directed by the meeting) adjourn a meeting from time to time and from place to place or for an indefinite period.

39.2 Without prejudice to any other power which he may have under the provisions of the Bye-laws, the chairman may, without the consent of the meeting, interrupt or adjourn a meeting from time to time and from place to place or for an indefinite period if he decides that it has become necessary to do so in order to:

39.2.1 secure the proper and orderly conduct of the meeting;

39.2.2 give all persons entitled to do so a reasonable opportunity of speaking and voting at the meeting; or

39.2.3 ensure that the business of the meeting is properly disposed of.

39.3 Unless the meeting is adjourned to a specific date and time, fresh notice of the date, time and place for the resumption of the adjourned meeting shall be given to each Member in accordance with the provisions of these Bye-laws.

39.4 No business may be transacted at an adjourned meeting other than the business which might properly have been transacted at the meeting from which the adjournment took place.

40. ATTENDANCE AND SECURITY AT MEETINGS

40.1 Members may participate in any general meeting by means of such telephone, electronic or other communication facilities as permit all persons participating in the meeting to communicate with each other simultaneously and instantaneously, and participation in such a meeting shall constitute presence in person at such meeting.

40.2 If it appears to the chairman that the meeting place specified in the notice convening the meeting is inadequate to accommodate all Members entitled and wishing to attend, the meeting shall be duly constituted and its proceedings valid if the chairman is satisfied that adequate facilities are available to ensure that a Member who is unable to be accommodated is able to:

40.2.1 participate in the business for which the meeting has been convened;

40.2.2 communicate simultaneously with all persons present who speak (whether by the use of microphones, loud-speakers, audio-visual communications equipment or otherwise), whether in the meeting place or elsewhere; and

40.2.3 communicate simultaneously with all other persons present in the same way.

40.3 The Board may make any arrangement and impose any restriction it considers appropriate to ensure the security of a meeting including, without limitation, the searching of a person attending the meeting and the restriction of the items of personal property that may be taken into the meeting place. The Board may authorise one or more persons, who shall include a Director or the Secretary or the chairman of the meeting to:

40.3.1 refuse entry to a meeting to a person who refuses to comply with these arrangements or restrictions; and

40.3.2 eject from a meeting any person who causes the proceedings to become disorderly.

41. MEMBERS' WRITTEN RESOLUTIONS

41.1 A resolution in writing executed by or on behalf of each Member who would have been entitled to vote upon it if it had been proposed at a general meeting (including the passing of a Special Resolution) or by resolution of a meeting of any class of the

Members of the Company at which he was present shall be as effective as if it had been passed at a general meeting duly convened and held.

41.2 The resolution in writing may consist of several instruments in the same form each duly executed by or on behalf of one or more Members.

41.3 For the purposes of this Bye-law, the date of the resolution is the date when the resolution is signed by or on behalf of the last Member to sign and any reference in any Bye-law to the date of passing of a resolution is, in relation to a resolution made in accordance with this Bye-law, a reference to such date.

41.4 A resolution in writing made in accordance with this Bye-law shall constitute minutes for the purposes of Sections 81 and 82 of the Act.

41.5 This Bye-law shall not apply to:

41.5.1 a resolution passed pursuant to Section 89(5) of the Act; or

41.5.2 a resolution passed for the purpose of removing a Director before the expiration of his term of office under these Bye-laws.

42. ATTENDANCE OF DIRECTORS AND RESIDENT REPRESENTATIVE

42.1 Each Director shall be entitled to attend and speak at a general meeting and at a separate meeting of the holders of a class of shares or debentures whether or not he is a Member.

42.2 The Chairman (or the President) shall preside as chairman at a general meeting. If at a meeting neither the Chairman (or the President) nor the Deputy Chairman (or Vice President) is present and willing and able to act within five minutes after the time fixed for the start of the meeting, the Directors present shall select one of their number to be chairman. If only one Director is present and willing and able to act, he shall be chairman. In default, the Members present in person and entitled to vote shall choose one of their number to be chairman.

42.3 The Resident Representative, if any, upon giving the notice referred to in Bye-law 36.4 shall be entitled to attend any general meeting.

42.4 The chairman may invite any person to attend and speak at any general meeting of the Company where he considers that this will assist in the deliberations of the meeting.

43. VOTING AT GENERAL MEETINGS

43.1 Subject to the provisions of the Act and these Bye-laws, any question proposed for the consideration of the Members at any meeting shall be decided by the affirmative votes of a majority of the votes cast in accordance with the provisions of these Bye-laws and in the case of an equality of votes the resolution shall fail.

43.2 Unless the Board otherwise decides, no Member is entitled in respect of a share held by him to be present or to vote, either in person or by proxy, at a general meeting or at

a separate meeting of the holders of a class of shares or on a poll, or to exercise other rights conferred by membership in relation to the meeting or poll, if a call or other amount due and payable in respect of the share is unpaid. This restriction ceases on payment of the amount outstanding together with all costs, charges and expenses incurred by the Company by reason of the non-payment.

43.3 A Member in respect of whom an order has been made by a court or official having jurisdiction that he is or may be suffering from mental disorder or is otherwise incapable of running his affairs may vote, whether on a show of hands or on a poll, by his guardian, receiver, curator bonis or other person authorised for that purpose and appointed by the court. A guardian, receiver, curator bonis or other authorised and appointed person may, on a poll, vote by proxy if evidence (to the satisfaction of the Board) of the authority of the person claiming to exercise the right to vote is received at the registered office of the Company (or at another place specified in accordance with the Bye-laws for the delivery or receipt of forms of appointment of a proxy) or in any other manner specified in the Bye-laws for the appointment of a proxy within the time limits prescribed by the Bye-laws for the appointment of a proxy for use at the meeting, adjourned meeting or poll at which the right to vote is to be exercised.

44. METHOD OF VOTING

44.1 At a general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands) a poll is properly demanded by:

44.1.1 the chairman of the meeting;

44.1.2 not less than five Members present in person or by proxy and entitled to vote;

44.1.3 a Member or Members present in person or by proxy representing in aggregate not less than one-tenth of the total voting rights of all the Members having the right to vote at the meeting; or

44.1.4 a Member or Members present in person or by proxy holding shares conferring a right to vote at the meeting, being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

44.2 A demand by a proxy is deemed to be a demand by the Member appointing the proxy.

44.3 Unless a poll is demanded (and the demand is not duly withdrawn), a declaration by the chairman that the resolution has been carried, or carried by a particular majority, or lost or not carried by a particular majority, is conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour of or against the resolution.

44.4 No objection may be made to the qualification of a voter or to the counting of, or failure to count, a vote, except at the meeting or adjourned meeting at which the vote

objected to is tendered or at which the error occurs. An objection properly made shall be referred to the chairman and only invalidates the decision of the meeting on any resolution if, in the opinion of the chairman, it is of sufficient magnitude to affect the decision of the meeting. The decision of the chairman on such matters is conclusive and binding on all concerned.

45. AMENDMENT TO RESOLUTIONS

No amendment to a resolution (other than an amendment to correct a patent error) may be considered or voted on unless the chairman in his absolute discretion decides that the amendment may be considered or voted on. If an amendment proposed to a resolution under consideration is ruled out of order by the chairman the proceedings on the substantive resolution are not invalidated by an error in his ruling.

46. PROCEDURE ON A POLL

46.1 Subject to special rights or restrictions as to voting attached to any class of shares by or in accordance with the Bye-laws, at a general meeting every Member present in person has on a show of hands one vote and every Member present in person or by proxy has on a poll one vote for every share of which he is the holder. A person entitled to more than one vote need not use all his votes or cast all the votes he uses in the same way.

46.2 If a poll is properly demanded, it shall be taken in such manner as the chairman directs. He may appoint scrutineers, who need not be members, and may fix a time and place for declaring the result of the poll. The result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

46.3 A poll demanded on the election of a chairman or on any question of adjournment shall be taken at the meeting and without adjournment. A poll demanded on another question shall be taken at such time and place as the chairman decides, either at once or after an interval or adjournment (but not more than 30 clear days after the date of the demand).

46.4 No notice need be given of a poll not taken immediately if the time and place at which it is to be taken are announced at the meeting at which it is demanded. In any other case at least seven clear days' notice shall be given specifying the time and place at which the poll shall be taken.

46.5 The demand for a poll may be withdrawn but only with the consent of the chairman. A demand withdrawn in this way validates the result of a show of hands declared before the demand was made. If a poll is demanded before the declaration of the result of a show of hands and the demand is duly withdrawn, the meeting shall continue as if the demand had not been made.

46.6 The demand for a poll (other than on the election of the chairman or on a question of adjournment) does not prevent the meeting continuing for the transaction of business other than the question on which a poll has been demanded.

46.7 On a poll, votes may be given in person or by proxy and a Member entitled to more than one vote need not, if he votes, use all his votes or cast all the votes he uses in the same way, whether present in person or by proxy.

47. SENIORITY OF JOINT HOLDERS VOTING

In the case of joint holders of a share, the vote of the senior who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the vote or votes of the other joint holder or holders, and seniority is determined by the order in which the names of the holders stand in the Register of Members.

48. PROXIES

48.1 Subject to Bye-law 48.2, an instrument appointing a proxy shall be in writing in any usual form (or in another form approved by the Board) executed under the hand of the appointor or his duly constituted attorney or, if the appointor is a company, under its seal or under the hand of its duly authorised officer or attorney or other person authorised to sign.

48.2 The appointment of a proxy received in an electronic communication shall not be subject to the requirements of Bye-law 48.1. The Board may require the production of any evidence it considers necessary to determine the validity of such an appointment.

48.3 The decision of the chairman of any general meeting as to the validity of any instrument of proxy shall be final.

48.4 A proxy need not be a Member.

48.5 The form of appointment of a proxy, and (if required by the Board) a power of attorney or other authority under which it is executed or a copy of it notarially certified or certified in some other way approved by the Board, shall be:

48.5.1 in the case of an instrument in writing, delivered to the registered office of the Company, or another place in Bermuda, the United States or the United Kingdom specified in the notice convening the meeting or in the form of appointment of proxy or other accompanying document sent by the Company in relation to the meeting, not less than 48 hours before the time for holding the meeting or adjourned meeting or the taking of a poll at which the person named in the form of appointment of proxy proposes to vote;

48.5.2 in the case of an appointment of a proxy contained in an electronic communication, where an address has been specified for the purpose of receiving electronic communications:

(a) in the notice convening the meeting; or

(b) in any form of appointment of a proxy sent out by the Company in relation to the meeting; or

(c) in any invitation contained in an electronic communication to appoint a proxy issued by the Company in relation to the meeting,

received at such address not less than 48 hours before the time for holding the meeting at which the person named in the form of appointment of proxy proposes to vote;

48.5.3 in the case of a meeting adjourned for less than 28 days but more than 48 hours or in the case of a poll taken more than 48 hours after it is demanded, delivered or received as required by Bye-laws 48.5.1 or 48.5.2 not less than 24 hours before the time appointed for the holding of the adjourned meeting or the taking of the poll; or

48.5.4 in the case of a meeting adjourned for not more than 48 hours or in the case of a poll not taken immediately but taken not more than 48 hours after it was demanded, delivered at the adjourned meeting or at the meeting at which the poll was demanded to the chairman or to the Secretary or to a Director.

An appointment of proxy not delivered or received in accordance with this Bye-law is invalid.

48.6 A Member may appoint more than one proxy to attend on the same occasion. When two or more valid but differing appointments of proxy are delivered or received for the same share for use at the same meeting, the one which is last validly delivered or received (regardless of its date or the date of its execution) shall be treated as replacing and revoking the other or others as regards that share. If the Company is unable to determine which appointment was last validly delivered or received, none of them shall be treated as valid in respect of that share.

48.7 Delivery or receipt of an appointment of proxy does not prevent a Member attending and voting in person at the meeting or an adjournment of the meeting or on a poll.

48.8 Unless the contrary is stated in it, the appointment of a proxy shall be deemed to confer authority to demand or join in demanding a poll (but shall not confer any further right to speak at the meeting except with the permission of the chairman) and to vote on a resolution or amendment of a resolution put to, or other business which may properly come before, the meeting or meetings for which it is given, as the proxy thinks fit.

48.9 A vote cast or poll demanded by a proxy or authorised representative of a company is valid despite the previous death or insanity or revocation of the appointment of the proxy or of the authority under which the appointment was made unless notice of such prior death, insanity or revocation shall have been received by the Company at the registered office of the Company or, in the case of a proxy, any other place specified for delivery or receipt of the form of appointment of proxy or, where the appointment of proxy was contained in an electronic communication, at the address at which the form of appointment was received, not later than the last time at which an appointment of proxy should have been delivered or received in order to be valid for use at the

meeting or adjourned meeting at which the vote is cast or the poll demanded or (in the case of a poll taken otherwise than at or on the same day as the meeting or adjourned meeting) for use on the holding of the poll at which the vote is cast.

48.10 Subject to the Act and the requirements of the Listing Rules, the Company may send a form of appointment of proxy to all or none of the persons entitled to receive notice of and to vote at a meeting. If sent, the form shall provide for two-way voting on all resolutions set out in the notice of meeting.

49. **REPRESENTATION OF CORPORATIONS AT MEETINGS**

A company which is a Member may, by resolution of its directors or other governing body, whether or not expressed to be pursuant to any provision of the Act, authorise one or more persons to act as its representatives at a meeting or at a separate meeting of the holders of a class of shares (a "**representative**"). Each representative is entitled to exercise on behalf of the company (in respect of that part of the company's holding of shares to which the authorisation relates) those powers that the company could exercise if it were an individual Member. The company is for the purposes of the Bye-laws deemed to be present in person at a meeting if a representative is present. All references to attendance and voting in person shall be construed accordingly. A Director, the Secretary or other person authorised for the purpose by the Secretary may require a representative to produce a certified copy of the resolution of authorisation before permitting him to exercise his powers.

50. **CLASS MEETINGS**

50.1 A separate meeting for the holders of a class of shares shall be convened and conducted as nearly as possible in the same way as a special general meeting, except that:

50.1.1 no Member is entitled to notice of it or to attend unless he is a holder of shares of that class;

50.1.2 no vote may be cast except in respect of a share of that class;

50.1.3 the quorum at the meeting is two persons present in person holding or representing by proxy at least one-third in nominal value of the issued shares of that class (provided however that if a class of shares only has one holder, that holder present in person or by proxy shall constitute the necessary quorum);

50.1.4 the quorum at an adjourned meeting is one person holding shares of that class present in person or by proxy; and

50.1.5 a poll may be demanded in writing by a Member present in person or by proxy and entitled to vote at the meeting and on a poll each Member has one vote for every share of that class of which he is the holder.

SHARE CAPITAL AND SHARES

51. **RIGHTS OF SHARES**

51.1 Subject to the Act and to the rights attached to existing shares, new shares may be issued with, or have attached to them, such rights or restrictions as either the Members in general meeting may resolve, or, if no such resolution is passed or so far as any pertinent resolution does not make specific provision, as the Board may decide.

51.2 The rights attaching to the Common Shares shall be as follows:

51.2.1 Income

Subject to the provisions of these Bye-laws, the profits of the Company which are lawfully available for distribution and which the Board has resolved to distribute in accordance with Bye-law 75 shall be applied in paying a dividend to the holders of Common Shares.

51.2.2 Capital

On a return of assets on liquidation or otherwise (save on the redemption of shares of any class or the purchase by the Company of its own shares), the assets of the Company remaining after the payment of its liabilities shall be distributed amongst the Common Shareholders in proportion to the amounts paid up or credited as paid up as to the par value of the Common Shares held by them.

51.2.3 Voting Rights

Subject as hereinafter provided, at a general meeting on a show of hands every holder of a Common Share who is present in person or (being a corporation) is present by a representative, shall have one vote, and on a poll every holder of a Common Share who is present in person or by proxy or (being a corporation) is present by a representative shall (except as hereinafter provided) have one vote for every Common Share in the capital of the Company of which he is the holder.

51.2.4 Subject to these Bye-laws and without prejudice to any special rights previously conferred on the holders of any existing shares or class of shares, any share in the Company may be issued with such rights (including preferred, deferred or other special rights) or such restrictions, whether in regard to dividend, voting, return of capital or otherwise as the Company may from time to time by resolution of the Members determine (or, in the absence of any such determination, as the Board may determine).

52. **POWER AND AUTHORITY TO ISSUE SHARES**

52.1 Save as otherwise provided in the Act or in these Bye-laws, all unissued shares (whether forming part of the original or any increased capital) shall be at the disposal

of the Directors who may (subject to the provisions of the Act) allot (with or without conferring a right of renunciation), grant options over, offer or otherwise deal with or dispose of them to such persons at such times and generally on such terms and conditions as they may determine. The Directors may at any time after the allotment of any share but before any person has been entered in the Register of Members as the holder, recognise a renunciation thereof by the allottee in favour of some other person and may accord to any allottee of a share a right to effect such renunciation upon and subject to such terms and conditions as the Directors may think fit to impose.

52.2 Subject to Bye-law 54.6, the Directors shall not exercise any power to allot Relevant Securities (as defined below) unless they are, in accordance with this Bye-law, authorised to do so by a resolution of the Members in general meeting.

52.3 In this Bye-law "**Relevant Securities**" means:

52.3.1 shares in the Company (other than shares allotted pursuant to any Alea Employee Share Scheme); and

52.3.2 any right to subscribe for, or to convert any security into, shares in the Company (other than shares allotted pursuant to any Alea Employee Share Scheme);

and a reference to the allotment of Relevant Securities includes the grant of such a right but (subject to Bye-law 52.7), not the allotment of shares pursuant to such a right,

PROVIDED THAT "Relevant Securities" shall not include: (a) shares in the Company allotted, or any right to subscribe for or convert any security into shares in the Company granted, in any such case as part of any underwritten public offering of shares in the Company which culminated in Admission (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith); and (b) shares in the Company allotted pursuant to any right granted before Admission (whether or not such right was expressed to be conditional on Admission).

52.4 Authority under this Bye-law may be given for a particular exercise of the power or for its exercise generally, and may be unconditional or subject to conditions.

52.5 Any authority under this Bye-law shall state the maximum amount of Relevant Securities that may be allotted under it and the date on which it will expire, which must be not more than 5 years from the date on which the resolution is passed by virtue of which the authority is given; but such an authority may be previously revoked or varied by a resolution of the Members in general meeting.

52.6 Any authority under this Bye-law may be renewed or further renewed by a resolution of the Members in general meeting for a further period not exceeding 5 years; but the resolution must state (or restate) the amount of Relevant Securities which may be allotted under the authority or, as the case may be, the amount remaining to be allotted under it, and must specify the date on which the renewed authority will expire.

52.7 In relation to any authority under Bye-law 52 for the grant of such rights as are mentioned in Bye-law 52.3.2, the reference in Bye-law 52.5 to the grant of such rights (and to the corresponding reference in Bye-law 52.6) to the maximum amount of Relevant Securities that may be allotted under the authority is the maximum amount of shares which may be allotted pursuant to the rights.

52.8 The Directors may allot Relevant Securities, notwithstanding that authority under this Bye-law has expired, if they are allotted in pursuance of an offer or agreement made by the Company before the authority expired and the authority allowed it to make an offer or agreement which would or might require Relevant Securities to be allotted after the authority expired.

52.9 No breach of this Bye-law shall affect the validity of any allotment of any Relevant Security.

53. **PRE-EMPTION RIGHTS**

53.1 Subject to Bye-law 54, the Company shall not allot any Equity Securities (defined in Bye-law 53.7):

53.1.1 on any terms to a person unless it has made an offer to each person who holds Relevant Shares or Relevant Employee Shares (in each case as defined in Bye-law 53.7) to allot to him on the same or more favourable terms a proportion of those securities which is as nearly as practicable equal to the proportion in nominal value held by him (as the case may be) of the aggregate of Relevant Shares and Relevant Employee Shares; and

53.1.2 to a person unless the period during which any such offer may be accepted has expired or the Company has received notice of the acceptance or refusal of every offer so made.

53.2 Bye-law 53.1 does not apply to a particular allotment of Equity Securities if those Equity Securities are, or are to be, wholly or partly paid up otherwise than in cash; and securities which the Company has offered to allot to a holder of Relevant Shares or Relevant Employee Shares may be allotted to him, or anyone in whose favour he has renounced his right to their allotment, without contravening Bye-law 53.1.1. For these purposes, "**paid up otherwise than in cash**" means paid up otherwise than by, cash received by the Company, or a cheque received by the Company (in good faith which the Directors have no reason to suspect will not be paid), or a release of a liability of the Company for a liquidated sum or an undertaking to pay cash to the Company at a future date, and "**cash**" includes foreign currency.

53.3 Bye-law 53.1 does not apply to the allotment of securities which would, apart from a renunciation or assignment of the right to their allotment, be held under any Alea Employee Share Scheme.

53.4 An offer to be made under Bye-law 53.1 shall be in writing and shall be made by giving a notice containing the offer to a holder of shares in accordance with Bye-laws 89 to 91.

53.5 The offer must state a period of not less than 21 days during which it may be accepted; and the offer shall not be withdrawn before the end of that period.

53.6 The foregoing provisions of this Bye-law are without prejudice to any exclusions or other arrangements which the Board may deem necessary or desirable in relation to fractional entitlements or due to legal or practical problems arising in or under the laws of, or the requirements of any regulatory body or stock exchange in, any territory or any matter whatsoever.

53.7 For the purpose of this Bye-law and Bye-law 54:

53.7.1 "**Equity Security**" means a Relevant Share in the Company (other than a bonus share), or a right to subscribe for, or to convert securities into, Relevant Shares in the Company excluding: (a) shares in the Company allotted, or any right to subscribe for or convert any security into shares in the Company granted as part of any underwritten public offering of shares in the Company which culminated in Admission (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith) or (b) shares in the Company allotted pursuant to any right granted before Admission (whether or not such right was expressed to be conditional on Admission);

53.7.2 a reference to the allotment of Equity Securities or of Equity Securities consisting of Relevant Shares of a particular class includes the grant of a right to subscribe for, or to convert any securities into, Relevant Shares in the Company or (as the case may be) Relevant Shares of a particular class; but such a reference does not include the allotment of any Relevant Shares pursuant to such a right;

53.7.3 "**Relevant Employee Shares**" means shares of the Company which would be Relevant Shares but for the fact that they are held by a person who acquired them in pursuance of any Alea Employee Share Scheme;

53.7.4 "**Relevant Shares**" means shares in the Company other than:

(a) shares which as respects dividends and capital carry a right to participate only up to a specified amount in a distribution; and

(b) shares which are held by a person who acquired them in pursuance of any Alea Employee Share Scheme or, in the case of shares which have not been allotted, are to be allotted in pursuance of such a scheme; and

53.7.5 a reference to a class of shares is to shares to which the same rights are attached as to voting and as to participation, both as respects dividends and as respects capital, in a distribution.

53.8 In relation to an offer to allot securities required by Bye-law 53.1, a reference in Bye-law 53 (however expressed) to the holder of shares of any description is to whoever was at the close of business on a date, to be specified in the offer and to fall in the period of 28 days immediately before the date of the offer, the holder of shares of that description.

54. DISAPPLICATION OF PRE-EMPTION RIGHTS

54.1 Where the Directors are generally authorised for purposes of Bye-law 52 they may be given power by a Special Resolution to allot Equity Securities pursuant to that authority as if:

54.1.1 Bye-law 53 did not apply to the allotment; or

54.1.2 that Bye-law 53 applied to the allotment with such modifications as the Directors may determine,

and where the Directors make an allotment under this Bye-law, Bye-law 53 shall have effect accordingly.

54.2 Where the Directors are authorised for purposes of Bye-law 52 (whether generally or otherwise), the Company may by Special Resolution resolve either:

54.2.1 that Bye-law 53 shall not apply to a specified allotment of Equity Securities to be made pursuant to that authority; or

54.2.2 that Bye-law 53 shall apply to the allotment with such modifications as may be specified in the resolution,

and where such resolution is passed, Bye-law 53 shall have effect accordingly.

54.3 The power conferred by Bye-law 54.1 or a Special Resolution under Bye-law 54.2 ceases to have effect when the authority to which it relates is revoked or would (if not renewed) expire; but if the authority is renewed, the power or (as the case may be) the resolution may also be renewed, for a period not longer than that for which the authority is renewed, by a Special Resolution.

54.4 Notwithstanding that any such power or resolution has expired, the Directors may allot Equity Securities in pursuance of an offer or agreement previously made by the Company, if the power or resolution enabled the Company to make an offer or agreement which would or might require Equity Securities to be allotted after it expired.

54.5 A Special Resolution under Bye-law 54.2, or a Special Resolution to renew such a resolution, shall not be proposed unless it is recommended by the Directors and there

has been circulated, with the notice of the meeting at which the resolution is proposed, to the Members entitled to have that notice a written statement by the Directors setting out:

54.5.1 their reasons for making the recommendation;

54.5.2 the amount to be paid to the Company in respect of the Equity Securities to be allotted; and

54.5.3 the Directors' justification of that amount.

54.6 If the Board proposes to offer to allot Common Shares for cash (other than Common Shares pursuant to any right to subscribe for Common Shares as exists at Admission) pursuant to an authority granted in accordance with Bye-law 52 (other than on a pre-emptive basis to Members in accordance with Bye-law 53.1), it shall first offer to allot such Common Shares to KKR Overseas (and/or such other person or persons as KKR Overseas may direct) on the same terms as proposed by the Board. The right contained in this paragraph shall terminate on the KKR Affiliates or KKR Overseas, when taken together ceasing to hold Common Shares representing 15 per cent. or more of the Common Shares from time to time issued.

55. COMMISSIONS, FINANCIAL ASSISTANCE AND OTHER MATTERS

55.1 The Company may exercise all the powers conferred or permitted by the Act of paying commission or brokerage. The Company may also on any issue of shares pay such brokerage as may be lawful.

55.2 The Company shall not give, whether directly or indirectly, whether by means of loan, guarantee, provision of security or otherwise, any financial assistance for the purpose of a purchase or subscription made or to be made by any person of or for any shares in the Company, except as permitted by the Act.

55.3 The Company may from time to time do any one or more of the following things:

55.3.1 make arrangements on the issue of shares for a difference between the Members in the amounts and times of payment of calls on their shares;

55.3.2 accept from any Member the whole or a part of the amount remaining unpaid on any shares held by such Member, although no part of that amount has been called up;

55.3.3 pay dividends in proportion to the amount paid up on each share where a larger amount is paid up on some shares than on others; and

55.3.4 issue its shares in fractional denominations and deal with such fractions to the same extent as its whole shares and shares in fractional denominations shall have in proportion to the respective fractions represented thereby all of the rights of whole shares including (but without limiting the generality of the

foregoing) the right to vote, to receive dividends and distributions and to participate in a winding up.

55.4 Except as ordered by a court of competent jurisdiction or as required by law, the Company shall not recognise a person as holding a share on trust and shall not be bound by or otherwise compelled to recognise (even if it has notice of it) any interest in any share other than an absolute right in the holder to the whole of the share.

56. VARIATION OF RIGHTS, ALTERATION OF SHARE CAPITAL AND PURCHASE OF SHARES OF THE COMPANY

56.1 Subject to the Companies Acts, the rights attached to a class of shares may be varied or abrogated (whether or not the Company is being wound up) either with the consent in writing of the holders of at least three-quarters of the nominal amount of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than three-quarters of such Members as (being entitled to do so) vote in person or by proxy at a separate meeting of the holders of that class (validly held in accordance with the Bye-laws).

56.2 The rights attached to a class of shares are not, unless otherwise expressly provided for in the rights attaching to those shares, deemed to be varied by the creation, allotment or issue of further shares ranking pari passu with or subsequent to them or by the purchase or redemption by the Company of its own shares in accordance with Section 42A of the Act and Bye-law 11.

56.3 The Company may from time to time if authorised by resolution of the Members in general meeting:

56.3.1 change the currency denomination of its share capital;

56.3.2 increase its share capital by a sum to be divided into shares of an amount prescribed by the resolution;

56.3.3 consolidate and divide all or any of its share capital into shares of a larger amount than its existing shares;

56.3.4 sub-divide all or any of its shares into shares of a smaller amount and so that the resolution whereby any share is sub-divided may determine that the shares resulting from such sub-division have amongst themselves such preferred, deferred or other special rights or advantages or be subject to any such restrictions as the Company has power to attach to unissued or new shares; and

56.3.5 cancel shares which, at the date of the passing of the resolution, have not been taken or agreed to be taken by a person and diminish the amount of its share capital by the amount of the shares so cancelled,

in accordance with the provisions of Section 45 and 46 of the Act.

56.4 If, as the result of consolidation and division or sub-division of shares, members would become entitled to fractions of a share, the Board may (subject to any rights attached to a class of shares) on behalf of the Members deal with the fractions as it thinks fit. In particular, the Board may:

56.4.1 sell any shares representing fractions to a person (including, subject to the Act, to the Company) and distribute the net proceeds of sale in due proportion amongst the persons entitled or, if the Board decides, some or all of the sum raised on a sale may be retained for the benefit of the Company; or

56.4.2 subject to the Act, allot or issue to a Member credited as fully paid by way of capitalisation the minimum number of shares required to round up his holding of shares to a number which, following consolidation and division or sub-division, leaves a whole number of shares (such allotment or issue being deemed to have been effected immediately before consolidation or sub-division, as the case may be).

56.5 To give effect to a sale pursuant to sub-paragraph 56.4.1, the Board may authorise a person to transfer the shares to, or to the direction of, the purchaser. The purchaser is not bound to see to the application of the purchase money and the title of the transferee to the shares is not affected by an irregularity or invalidity in the proceedings connected with the sale.

56.6 If shares are allotted or issued pursuant to sub-paragraph 56.4.2, the amount required to pay up those shares may be capitalised as the Board thinks fit out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, and applied in paying up in full the appropriate number of shares. A resolution of the Board capitalising part of the reserves has the same effect as if the capitalisation had been declared by a resolution of the Members in general meeting pursuant to Bye-law 79. In relation to the capitalisation the Board may exercise all the powers conferred on it by Bye-law 79 without a resolution of the Members in general meeting.

56.7 Subject to the Act, the Company may issue any shares which are to be redeemed or are liable to be redeemed at the option of the Company or the shareholder on such terms and in such manner as may be provided by these Bye-laws.

56.8 Subject to the Act and to the rights attached to existing shares, the Company may by resolution of the Members in general meeting reduce its share capital, capital redemption reserve, share premium account or other undistributable reserve in any way.

57. **REGISTERED HOLDER OF SHARES**

The Company shall be entitled to treat the registered holder of any share as the absolute owner thereof and accordingly shall not be bound to recognise any equitable or other claim to, or interest in, such share on the part of any other person.

58. **DEATH OF A JOINT HOLDER**

Where two or more persons are registered as joint holders of a share or shares then in the event of the death of any joint holder or holders the remaining joint holder or holders shall be absolutely entitled to the said share or shares and the Company shall recognise no claim in respect of the estate of any joint holder in the case of the last survivor of such joint holders.

59. **UNCERTIFICATED SHARES**

59.1 Notwithstanding any provisions of these Bye-laws, the Directors shall, subject always to the Companies Acts and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, have power to implement any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares and to the extent such arrangements are so implemented, no provision of these Bye-laws shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer of shares in uncertificated form. Unless otherwise determined by the Directors and permitted by the Companies Acts and any other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title to that share is evidenced otherwise than by a certificate and for so long as transfers of that share may be made otherwise than by a written instrument.

59.2 Subject always to the Companies Acts and any other applicable laws and regulations and the facilities and requirements of any relevant system concerned:

59.2.1 conversion of a certificated share into an uncertificated share, and vice versa, may be made in such manner as the Directors may, in their absolute discretion, think fit;

59.2.2 the Company shall enter on the Register of Members how many shares are held by each Member in uncertificated form and in certificated form and shall maintain the Register of Members in each case to the extent required by the Companies Acts and any other applicable laws and regulations and any relevant system concerned and unless the Directors otherwise determine, holding of the same holder or joint holders in certificated form and uncertificated form shall be treated as separate holdings;

59.2.3 a class of share shall not be treated as two classes by virtue only of that class comprising both certificated shares and uncertificated shares or as a result of any provision of these Bye-laws or the Companies Acts or any other

applicable law and regulation which applies only in respect of certificated or uncertificated shares; and

59.2.4 the Company shall, subject to the Companies Acts and any other applicable laws and regulations, be entitled to require the conversion of any uncertificated share into certificated form to enable it to deal with that share in accordance with any provision in these Bye-laws.

59.3 The provision of Bye-law 60 shall not apply to uncertificated shares.

59.4 For the avoidance of any doubt, a Member holding uncertificated shares may, in accordance with any arrangements implemented by the Directors under Bye-law 59.1 and subject to compliance with the Companies Acts and other applicable laws and regulations, require such uncertificated shares to be converted into certificated shares.

60. SHARE CERTIFICATES

60.1 Subject to Bye-law 59, a person whose name is entered in the Register of Members as a holder of a certificated share is entitled, without charge, to receive within two months of allotment or lodgement with the Company of a transfer to him of those shares one certificate for all the certificated shares of a class registered in his name or, in the case of certificated shares of more than one class being registered in his name, to a separate certificate for each class of shares.

60.2 Where a certificate is worn out or defaced the Board may require the certificate to be delivered to it before issuing a replacement and cancelling the original. If a certificate is lost or destroyed, the Board may cancel it and issue a replacement certificate on such terms as to provision of evidence and indemnity and to payment of any exceptional out-of-pocket expenses incurred by the Company in the investigation of that evidence and the preparation of that indemnity as the Board may decide.

60.3 The Company is not bound to issue more than one certificate for certificated shares held jointly by two or more persons and delivery of a certificate to one joint holder is sufficient delivery to all joint holders.

60.4 Where a Member transfers part of his shares comprised in a certificate he is entitled, without charge, to one certificate for the balance of certificated shares retained by him.

60.5 A certificate shall specify the number and class and the distinguishing numbers (if any) of the shares in respect of which it is issued and the amount paid up on the shares and shall otherwise comply with the requirements of the UK Listing Authority. It shall be issued under a seal, which may be affixed to or printed on it, or in such other manner as the Board may approve, having regard to the terms of allotment or issue of the shares.

61. DEPOSITORY INTERESTS

The Directors shall, subject always to the Companies Acts, any other applicable laws and regulations and the facilities and requirements of any relevant system concerned

and these Bye-laws, have power to implement and/or approve any arrangements they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of interests in shares in the capital of the Company in the form of depositary interests or similar interests, instruments or securities, and to the extent such arrangements are so implemented, no provision of these Bye-laws (other than Bye-law 57) shall apply or have effect to the extent that it is in any respect inconsistent with the holding or transfer thereof or the shares in the capital of the Company represented thereby. The Directors may from time to time take such actions and do such things as they may, in their absolute discretion, think fit in relation to the operation of any such arrangements.

62. **CALLS ON SHARES**

62.1 The Board may make calls on Members in respect of amounts unpaid on the shares held by them respectively (whether in respect of the nominal value or a premium) and not by the terms of issue thereof, made payable on a fixed date. Each Member shall (on receiving at least 14 clear days' notice specifying when and where payment is to be made) pay to the Company at the time and place specified, the amount called as required by the notice. A call may be made payable by instalments and may, at any time before receipt by the Company of an amount due, be revoked or postponed in whole or in part as the Board may decide. A call is deemed made at the time when the resolution of the Board authorising it is passed. A person on whom a call is made remains liable to pay the amount called despite the subsequent transfer of the share in respect of which the call is made. The joint holders of a share are jointly and severally liable for payment of a call in respect of that share.

62.2 An amount (whether in respect of nominal value or a premium) which by the terms of issue of a share becomes payable on allotment or issue or on a fixed date shall be deemed to be a call. In case of non-payment, the provisions of these Bye-laws as to payment of interest, forfeiture or otherwise apply as if that amount has become payable by virtue of a call.

62.3 The Board may make arrangements on the allotment or, subject to the terms of the allotment, on the issue of shares for a difference between the allottees or holders in the amounts and times of payment of a call on their shares.

62.4 If the whole of the amount called is not paid on or before the date fixed for payment, the person from whom it is payable shall pay interest on the unpaid amount. This interest will run from the day the unpaid amount is due until the day it has been paid. The interest rate may be fixed by the terms of allotment or issue of the share or, if no rate is fixed, at such rate (not exceeding 20 per cent. per annum) as the Board may decide. The Board may waive payment of the interest in whole or in part.

62.5 The Board may, if it thinks fit, receive from a Member all or part of the amounts uncalled and unpaid on shares held by him. A payment in advance of calls extinguishes to the extent of the payment the liability of the Member on the shares in respect of which it is made. The Company may pay interest on the amount paid in

advance, or on so much of it as from time to time exceeds the amount called on the shares in respect of which the payment in advance has been made, at such rate (not exceeding 20 per cent. per annum) as the Board may decide.

63. **FORFEITURE OF SHARES AND LIEN**

63.1 If a Member fails to pay the whole of a call or an instalment of a call by the date fixed for payment, the Board may serve notice on the Member or on a person entitled automatically by law to the share in respect of which the call was made demanding payment of the unpaid amount, on a date not less than 14 clear days from the date of the notice, together with any interest that may have accrued on it and all costs, charges and expenses incurred by the Company by reason of the non-payment. The notice shall state:

63.1.1 the place where payment is to be made; and

63.1.2 that if the notice is not complied with the share in respect of which the call was made will be liable to be forfeited.

63.2 If the notice referred to in Bye-law 63.1 is not complied with, a share in respect of which it is given may, at any time before the payment required by the notice (including interest, costs, charges and expenses) has been made, be forfeited by a resolution of the Board. All dividends declared or other amounts due in respect of the forfeited share and not paid before the forfeiture shall also be forfeited.

63.3 When a share has been forfeited, the Company shall serve notice of the forfeiture on the person who was before forfeiture the holder of the share or the person entitled by transmission to the share but no forfeiture is invalidated by an omission to give such notice. An entry of the fact and date of forfeiture shall be made in the register.

63.4 A forfeited share and all rights attaching to it shall become the property of the Company and may be sold, re-allotted or otherwise disposed of, either to the person who was before such forfeiture the holder thereof or to another person, on such terms and in such manner as the Board may decide. The Board may, if necessary, authorise a person to transfer a forfeited share to a new holder. The Company may receive the consideration (if any) for the share on its disposal and may register or cause the registration of the transferee as the holder of the share.

63.5 The Board may before a forfeited share has been sold, re-allotted or otherwise disposed of annul the forfeiture on such conditions as it thinks fit.

63.6 An affidavit that the deponent is a Director or the Secretary and that a share has been forfeited or sold to satisfy a lien of the Company on the date stated in the declaration is conclusive evidence of the facts stated in the declaration against all persons claiming to be entitled to the share. The declaration (subject if necessary to the transfer of the share) constitutes good title to the share and the person to whom the share is sold, re-allotted or disposed of is not bound to see to the application of the consideration (if

any). His title to the share is not affected by an irregularity in or invalidity of the proceedings connected with the forfeiture or disposal.

63.7 A person whose share has been forfeited ceases on forfeiture to be a Member in respect thereof and if that share is in certificated form, shall surrender to the Company for cancellation any certificate for the forfeited share. A person remains liable to pay all calls, interest, costs, charges and expenses owing in respect of such share at the time of forfeiture, with interest, from the time of forfeiture until payment, at such rate as may be fixed by the terms of allotment or issue of such share or, if no rate is fixed, at such rate (not exceeding 20 per cent. per annum) as the Board may decide. The Board may if it thinks fit enforce payment without allowance for the value of such share at the time of forfeiture or for any consideration received on its disposal.

63.8 The Board may accept the surrender of a share liable to be forfeited and in that case references in the Bye-laws to forfeiture include surrender.

63.9 The Company has a first and paramount lien on all partly paid shares for an amount payable in respect of the share, whether the due date for payment has arrived or not. The lien applies to all dividends from time to time declared or other amounts payable in respect of the share. The Board may either generally or in a particular case declare a share to be wholly or partly exempt from the provisions of this Bye-law. Unless otherwise agreed with the transferee, the registration of a transfer of a share operates as a waiver of the Company's lien (if any) on that share.

63.10 For the purpose of enforcing the lien referred to in Bye-law 63.9, the Board may sell shares subject to the lien in such manner as it may decide provided that:

63.10.1 the due date for payment of the relevant amounts has arrived; and

63.10.2 the Board has served a written notice on the Member concerned (or on any person who is entitled to the shares by transmission or by operation of law) stating the amounts due, demanding payment thereof and giving notice that if payment has not been made within 14 clear days after the service of the notice that the Company intends to sell the shares.

63.11 To give effect to a sale, the Board may authorise a person to transfer the shares in the name and on behalf of the holder (or any person who is automatically entitled to the shares by transmission or by law), or to cause the transfer of such shares, to the purchaser or his nominee. The purchaser is not bound to see to the application of the purchase money and the title of the transferee is not affected by an irregularity in or invalidity of the proceedings connected with the sale.

63.12 The net proceeds of a sale effected under Bye-laws 63.8 and 63.9, after payment of the Company's costs of the sale, shall be applied in or towards satisfaction of the amount in respect of which the lien exists. Any residue shall (on surrender to the Company for cancellation of any certificate for the shares sold, or the provision of an indemnity as to any lost or destroyed certificate required by the Board and subject to a like lien for

amounts not presently payable as existed on the shares before the sale) be paid to the Member (or person entitled to the shares) immediately before the sale.

REGISTER OF MEMBERS

64. CONTENTS OF REGISTER OF MEMBERS

The Board shall cause to be kept in one or more books a Register of Members at the registered office of the Company or such other place as the Board may from time to time direct. The Board shall enter in the Register of Members the particulars required by the Act.

65. INSPECTION OF REGISTER OF MEMBERS

65.1 The Register of Members or any branch register shall be open to inspection at the registered office of the Company (or such other place as the Board may from time to time direct) on every business day, subject to such reasonable restrictions as the Board may impose, so that not less than two hours in each business day be allowed for inspection. The Register of Members or any branch register may, after notice has been given in accordance with the Act, be closed for any time or times not exceeding in the whole thirty days in each year.

66. DETERMINATION OF RECORD DATES

66.1 Notwithstanding any other provision of these Bye-laws, the Board may fix any dates as the record date for:

66.1.1 determining the Members entitled to receive any dividend, distribution allotment or issue; and

66.1.2 determining the Members entitled to receive notice of and to vote at any general meeting of the Company.

66.2 The record date may be on or at any time before or after a date on which the dividend, distribution, allotment or issue is declared, made or paid.

TRANSFER OF SHARES

67. TRANSFER OF UNCERTIFICATED SHARES

All transfers of uncertificated shares shall be made in accordance with and be subject to the provisions of all applicable laws and regulations and the facilities and requirements of any relevant system and, subject thereto, in accordance with any arrangements implemented and/or approved by the Directors pursuant to Bye-law 59.

68. **INSTRUMENT OF TRANSFER**

68.1 A Member may transfer all or any of his certificated shares by instrument of transfer in writing in any usual form or in any other form approved by the Board and, subject to Bye-law 68.3, the instrument shall be executed by or on behalf of the transferor and (in the case of a transfer of a share which is not fully paid) by or on behalf of the transferee.

68.2 In relation to the transfer of any share (whether certificated or uncertificated), the transferor shall be deemed to remain the holder of such share until the same has been transferred to the transferee in the Register of Members.

68.3 If and to the extent that the Directors have implemented and/or approved any arrangements pursuant to Bye-law 61 and without prejudice to such Bye-law, the Directors may decide (a) what documents or combination of documents or what other form of consent or instruction shall be sufficient to constitute an instruction and/or instrument of transfer to the Company's registrar or depositary, or to any custodian or other nominee on behalf of such registrar or depositary, to hold the shares in the capital of the Company, or any such shares, represented by depositary interests or similar interests, instruments or securities or out of which depositary interests or similar interests, instruments or securities are derived from time to time and (b) the identity of the person or persons who may execute, make or give the same and in whose favour the same shall be made or given. Nothing appearing elsewhere in these Bye-laws with regard to the transfer of shares in the capital of the Company shall prejudice the authority given to the Directors in this Bye-law.

69. **APPOINTED AGENTS**

Notwithstanding anything in these Bye-laws, shares (whether certificated or uncertificated) may be transferred without a written instrument of transfer if transferred by an appointed agent or otherwise in accordance with the Act.

70. **RIGHTS TO DECLINE REGISTRATION AND RESTRICTIONS ON TRANSFER**

70.1 Subject to this Bye-law and to Bye-laws 96 to 98, shares of the Company are free from any restriction on transfer. In exceptional circumstances approved by the UK Listing Authority, the Board may refuse to register a transfer of certificated shares provided that such refusal would not disturb the market in those shares. Subject to the requirements of the Listing Rules, the Board may, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share which is not fully paid or the transfer of a certificated share on which the Company has a lien.

70.2 The Board may also, in its absolute discretion and without giving a reason, refuse to register the transfer of a certificated share or a renunciation of a renounceable letter of allotment unless all of the following conditions are satisfied:

70.2.1 it is in respect of only one class of shares;

70.2.2 it is in favour of (as the case may be) a single transferee or renouncee or not more than four joint transferees or renouncees;

70.2.3 it is delivered for registration to the registered office of the Company or such other place as the Board may decide, accompanied by the certificate for the shares to which it relates (except in the case of a transfer by a recognised financial institution where a certificate has not been issued, or in the case of a renunciation) and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution by him of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

70.3 If the Board refuses to register the transfer of a certificated share it shall, within two months after the date on which the transfer was lodged with the Company, send notice of the refusal to the transferor and transferee. An instrument of transfer which the Board refuses to register shall (except in the case of suspected fraud) be returned to the person depositing it. Subject to Bye-law 72, the Company may retain all instruments of transfer which are registered.

70.4 Subject to the Act, the registration of transfers may be suspended at such times and for such period (not exceeding 30 days in any year) as the Board may decide and either generally or in respect of a particular class of shares.

71. **TRANSFERS BY JOINT HOLDERS**

The joint holders of any share or shares may transfer such share or shares to one or more of such joint holders, and the surviving holder or holders of any share or shares previously held by them jointly with a deceased Member may transfer any such share to the executors or administrators of such deceased Member.

72. **DESTRUCTION OF DOCUMENTS**

72.1 Without prejudice to any other rights the Company may have at law or otherwise, the Company shall be entitled to destroy:

72.1.1 an instrument of transfer of shares (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration;

72.1.2 any other document on the basis of which any entry in the register is made at any time after six years from the date an entry in the register was first made in respect of it;

72.1.3 a mandate for the payment of dividends or other amounts or a variation or cancellation of a mandate or a notification of change of name or address at any time after two years from the date the mandate, variation, cancellation or notification was recorded by the Company; and

72.1.4 any share certificate which has been cancelled, at any time after the expiration of one year from the date of such cancellation,

72.2 It is presumed conclusively in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, but:

72.2.1 the provisions of this Bye-law apply only to the destruction of a document in good faith and without express notice to the Company that the preservation of the document is relevant to a claim;

72.2.2 nothing contained in this Bye-law imposes on the Company liability in respect of the destruction of a document earlier than provided for in this Bye-law or in any case where the conditions of this Bye-law are not fulfilled;

72.2.3 references in this Bye-law to instruments of transfer shall include, in relation to uncertificated shares or interests in shares, instructions and/or notifications made in accordance with applicable laws and regulations and any relevant system concerned relating to the transfer of such shares or depositary interests;

72.2.4 references in this Bye-law to the destruction of a document include reference to its disposal in any manner; and

72.2.5 in relation to uncertificated shares or interests in shares, the provisions of this Bye-law shall apply only to the extent the same are consistent with the Companies Acts and any law or regulation applying to the Company.

TRANSMISSION OF SHARES

73. REPRESENTATIVE OF DECEASED MEMBER

73.1 The Company shall recognise only the personal representative or representatives of a deceased Member as having title to a share held by that Member alone or to which he alone was entitled. In the case of a share held jointly by more than one person, the Company may recognise only the survivor or survivors as being entitled to it.

73.2 Nothing in the Bye-laws releases the estate of a deceased Member from liability in respect of a share which has been solely or jointly held by him.

73.3 Subject to the provisions of Section 52 of the Act, for the purpose of this Bye-law, legal personal representative means the executor or administrator of a deceased Member or such other person as the Board may in its absolute discretion decide as being properly authorised to deal with the shares of a deceased Member.

74. REGISTRATION ON DEATH OR BANKRUPTCY

74.1 A person becoming entitled by transmission to a share may, on production of such evidence as the Board may require as to his entitlement, elect either to be registered as a Member or to have a person nominated by him registered as a Member.

74.2 If he elects to be registered himself, he shall give notice to the Company to that effect. If he elects to have another person registered, he shall:

74.2.1 if it is a certificated share, execute an instrument of transfer of the share to that person; or

74.2.2 if it is an uncertificated share:

(a) procure that instructions are given by means of a relevant system to effect transfer of the share to that person; or

(b) change the share to a certificated share and execute an instrument of transfer of the share to that person.

74.3 The Board may give notice requiring a person to make the election referred to in Bye-law 74.1. If that notice is not complied with within 60 days, the Board may withhold payment of all dividends and other amounts payable in respect of the share until notice of election has been made.

74.4 The Board shall have the same right to decline or suspend registration as it would have had in the case of a transfer of the share by that Member before such Member's death or bankruptcy, as the case may be.

DIVIDENDS, OTHER DISTRIBUTIONS AND UNTRACED SHAREHOLDERS

75. DECLARATION OF DIVIDENDS AND DISTRIBUTIONS BY THE BOARD

75.1 Except as otherwise provided by the rights attached to, or the terms of issue of, shares:

75.1.1 a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for the purpose of this Bye-law as paid up on the share; and

75.1.2 dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

75.2 Except as otherwise provided by the rights attached to shares, dividends may be declared or paid in any currency. The Board may agree with any Member that dividends which may at any time or from time to time be declared or become due on his shares in one currency shall be paid or satisfied in another, and may agree the basis of conversion to be applied and how and when the amount to be paid in the other

currency shall be calculated and paid and for the Company or any other person to bear any costs involved.

75.3 The Board may declare and make such other distributions (in cash or in specie) to the Members as may be lawfully made out of the assets of the Company.

75.4 No dividend, distribution or other amount payable by the Company in respect of a share bears interest as against the Company unless otherwise provided by the rights attached to the share.

76. RESERVE FUND

The Board may, before declaring any dividend or distribution of contributed surplus, set aside such sums as it thinks proper as reserves which shall, at the discretion of the Board, be applicable for any purpose of the Company and pending such application may, also at such discretion, either be employed in the business of the Company or be invested in such investments as the Board may from time to time think fit. The Board may also without placing the same to reserve carry forward any sums which it may think it prudent not to distribute.

77. PAYMENT OF DIVIDENDS AND DEDUCTION OF AMOUNTS DUE TO THE COMPANY

77.1 The Company may pay any dividend, interest or other amount payable in respect of a share:

77.1.1 in cash;

77.1.2 by cheque, warrant or money order made payable to or to the order of the person entitled to the payment (and may, at the Company's option, be crossed "account payee" where appropriate);

77.1.3 by a bank or other funds transfer system to an account designated in writing by the person entitled to the payment; or

77.1.4 by such other method as the person entitled to the payment may in writing direct and the Board may agree.

77.2 The Company may send a cheque, warrant or money order by post:

77.2.1 in the case of a sole holder, to his registered address;

77.2.2 in the case of joint holders, to the registered address of the person whose name stands first in the register;

77.2.3 in the case of a person or persons entitled by transmission to a share, as if it were a notice given in accordance with Bye-law 89; or

77.2.4 in any case, to a person and address that the person or persons entitled to the payment may in writing direct.

77.3 Where a share is held jointly or two or more persons are jointly entitled by transmission to a share:

77.3.1 the Company may pay any dividend, interest or other amount payable in respect of that share to any one joint holder, or any one person entitled by transmission to the share, and in either case that holder or person may give an effective receipt for the payment; and

77.3.2 for any of the purposes of this Bye-law, the Company may rely in relation to a share on the written direction or designation of any one joint holder of the share, or any one person entitled by transmission to the share.

77.4 Every cheque, warrant or money order sent by post is sent at the risk of the person entitled to the payment. If payment is made by bank or other funds transfer or by another method at the direction of the person entitled to payment, the Company is not responsible for amounts lost or delayed in the course of making that payment.

77.5 The Board may deduct from a dividend or other amounts payable to a person in respect of a share amounts due from him to the Company on account of a call or otherwise in relation to a share.

77.6 Without prejudice to Bye-law 98, the Board may withhold payment of a dividend (or part of a dividend) payable to a person entitled by transmission to a share until he has provided such evidence of his right as the Board may reasonably require.

77.7 Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. A dividend unclaimed for a period of 12 years from the date it was declared or became due for payment is forfeited and ceases to remain owing by the Company. The payment of an unclaimed dividend, interest or other amount payable by the Company in respect of a share into a separate account does not constitute the Company a trustee in respect of it.

77.8 If, in respect of a dividend or other amount payable in respect of a share, on any one occasion:

77.8.1 a cheque, warrant or money order is returned undelivered or left uncashed; or

77.8.2 a transfer made by a bank or other funds transfer system is not accepted,

and reasonable enquiries have failed to establish another address or account of the person entitled to the payment, the Company is not obliged to send or transfer a dividend or other amount payable in respect of that share to that person until he notifies the Company of an address or account to be used for that purpose. If the cheque, warrant or money order is returned undelivered or left uncashed or transfer not accepted on two consecutive occasions, the Company may exercise this power without making any such enquiries.

78. **POWER TO SELL SHARES**

78.1 The Company may sell the share of a Member or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if:

78.1.1 during a period of not less than 12 years before the date of publication of the advertisements referred to in Bye-law 78.1.3 (or, if published on two different dates, the first date) (the "**relevant period**") at least three cash dividends (whether interim or final) have become payable in respect of the share;

78.1.2 throughout the relevant period no cheque, warrant or money order payable on the share has been presented by the holder of, or the person entitled by transmission to, the share to the paying bank of the relevant cheque, warrant or money order, no payment made by the Company by any other means permitted by Bye-law 77.1 has been claimed or accepted and, so far as any Director at the end of the relevant period is then aware, the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share;

78.1.3 on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper in England and Bermuda and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register;

78.1.4 the Company has not, so far as the Board is aware, during a further period of three months after the date of the advertisements referred to in Bye-law 78.1.3 (or the later advertisement if the advertisements are published on different dates) and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share; and

78.1.5 if the shares are admitted to the Official List or dealt in on the London Stock Exchange, the Company has given notice to a Regulatory Information Service (as defined in the Listing Rules) of its intention to sell such shares.

78.2 Where a power of sale is exercisable over a share pursuant to Bye-law 78.1 (a "**Sale Share**"), the Company may at the same time also sell any additional share issued in right of such Sale Share or in right of such an additional share previously so issued provided that the requirements of Bye-laws 78.1.2 to 78.1.5 (as if the words "throughout the relevant period" were omitted from Bye-law 78.1.2 and the words "on expiry of the relevant period" were omitted from Bye-law 78.1.3) shall have been satisfied in relation to the additional share.

78.3 To give effect to a sale pursuant to Bye-laws 78.1 or 78.2, the Board may authorise a person to transfer the share in the name and on behalf of the holder of, or the person entitled by transmission to, the share, or to cause the transfer of such share, to the purchaser or his nominee. The purchaser is not bound to see to the application of the

purchase money and the title of the transferee is not affected by an irregularity or invalidity in the proceedings connected with the sale of the share.

78.4 The Company shall be indebted to the Member or other person entitled by transmission to the share for the net proceeds of sale and shall carry any amount received on sale to a separate account. The Company is deemed to be a debtor and not a trustee in respect of that amount for the Member or other person. Any amount carried to the separate account may either be employed in the business of the Company or invested as the Board may think fit. No interest is payable on that amount and the Company is not required to account for money earned on it.

CAPITALISATION AND SCRIP DIVIDEND OFFERS

79. CAPITALISATION, AUTHORITY REQUIRED AND FRACTIONS

79.1 The Board may with the authority of a resolution of the Members in general meeting:

79.1.1 capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution;

79.1.2 appropriate the sum resolved to be capitalised in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards:

(a) paying up the amounts (if any) for the time being unpaid on shares held by them respectively; or

(b) paying up in full unissued shares or debentures of a nominal amount equal to that sum,

and allot the shares or debentures, credited as fully paid, to the Members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of this Bye-law, only be applied in paying up unissued shares to be allotted to Members credited as fully paid;

79.1.3 make any arrangements it thinks fit to resolve a difficulty arising in the distribution of a capitalised reserve and in particular, without limitation, where shares or debentures become distributable in fractions the Board may deal with the fractions as it thinks fit, including issuing fractional certificates, disregarding fractions or selling shares or debentures representing the fractions to a person for the best price reasonably obtainable and distributing the net proceeds of the sale in due proportion amongst the Members (except that if the amount due to a Member is less than US$5.00, or such other sum as

the Board may decide, the sum may be retained for the benefit of the Company);

79.1.4 authorise a person to enter (on behalf of all the members concerned) an agreement with the Company providing for either:

(a) the allotment to the members respectively, credited as fully paid, of shares or debentures to which they may be entitled on the capitalisation, or

(b) the payment by the Company on behalf of the Members (by the application of their respective proportions of the reserves resolved to be capitalised) of the amounts or part of the amounts remaining unpaid on their existing shares,

an agreement made under the authority being effective and binding on all those members; and

79.1.5 generally do all acts and things required to give effect to the resolution.

80. **PAYMENT OF SCRIP DIVIDENDS**

80.1 Subject to the Acts, but without prejudice to Bye-laws 96 to 98, the Board may, with the prior authority of a resolution of the Members in general meeting, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or Common Shares in either case credited as fully paid ("**new shares**") instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the Board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory or in respect of overseas shareholders or in respect of shares represented by depository receipts.

80.2 Where a resolution under Bye-law 80.1 is to be proposed at a general meeting and the resolution relates in whole or in part to a dividend to be declared at that meeting, then the resolution declaring the dividend is deemed to take effect at the end of that meeting.

80.3 A resolution under Bye-law 80.1 may relate to a particular dividend or to all or any dividends declared or paid within a specified period, but that period may not end later than the beginning of the fifth annual general meeting following the date of the meeting at which the resolution is passed.

80.4 The Board shall determine the basis of allotment of new shares so that, as nearly as may be considered convenient without involving rounding up of fractions, the value of the new shares (including a fractional entitlement) to be allotted (calculated by reference to the average quotation, or the nominal value of the new shares, if greater) equals (disregarding an associated tax credit) the amount of the dividend which would otherwise have been received by the holder (the "**relevant dividend**"). For this

purpose the "**average quotation**" of each of the new shares is the average of the middle-market quotations for a fully-paid share of the Company of that class derived from the Daily Official List of the London Stock Exchange (or such other average value derived from such other source as the Board may deem appropriate) for the business day on which the relevant class of shares is first quoted "ex" the relevant dividend (or such other date as the Board may deem appropriate) and the four subsequent business days or shall be as determined by or in accordance with the resolution under Bye-law 80.1. A certificate or report by the auditors as to the value of the new shares to be allotted in respect of any dividend shall be conclusive evidence of that amount.

80.5 The Board may make any provision it considers appropriate in relation to an allotment made or to be made pursuant to this Bye-law (whether before or after the passing of the resolution under Bye-law 80.1), including, without limitation:

80.5.1 the giving of notice to holders of the right of election offered to them;

80.5.2 the provision of forms of election (whether in respect of a particular dividend or dividends generally);

80.5.3 determination of the procedure for making and revoking elections;

80.5.4 the place at which, and the latest time by which, forms of election and other relevant documents must be lodged in order to be effective; and

80.5.5 the disregarding or rounding up or down or carrying forward of fractional entitlements, in whole or in part, or the accrual of the benefit of fractional entitlements to the Company (rather than to the holders concerned).

80.6 The dividend (or that part of the dividend in respect of which a right of election has been offered) is not declared or payable on shares in respect of which an election has been duly made (the "**elected shares**"); instead new shares are allotted to the holders of the elected shares on the basis of allotment calculated as in Bye-law 80.4. For that purpose, the Board may resolve to capitalise out of amounts standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution, a sum equal to the aggregate nominal amount of the new shares to be allotted and apply it in paying up in full the appropriate number of new shares for allotment and distribution to the holders of the elected shares. A resolution of the Board capitalising part of the reserves has the same effect as if the Board had resolved to effect the capitalisation with the authority of a resolution of the Members in general meeting pursuant to Bye-law 79. In relation to the capitalisation the Board may exercise all the powers conferred on it by Bye-law 79 without a resolution of the Members in general meeting.

80.7 The new shares rank pari passu in all respects with each other and with the fully-paid shares of the same class in issue on the record date for the dividend in respect of which the right of election has been offered, but they will not rank for a dividend or other

distribution or entitlement which has been declared or paid by reference to that record date.

80.8 In relation to any particular proposed dividend, the Board may in its absolute discretion decide:

80.8.1 that shareholders shall not be entitled to make any election in respect thereof and that any election previously made shall not extend to such dividend; or

80.8.2 at any time prior to the allotment of the new shares which would otherwise be allotted in lieu thereof, that all elections to take ordinary shares in lieu of such dividend shall be treated as not applying to that dividend, and if so the dividend shall be paid in cash as if no elections had been made in respect of it.

ACCOUNTS AND FINANCIAL STATEMENTS

81. RECORDS OF ACCOUNT

81.1 The Board shall cause to be kept proper records of account with respect to all transactions of the Company and in particular with respect to:

81.1.1 all sums of money received and expended by the Company and the matters in respect of which the receipt and expenditure relates;

81.1.2 all sales and purchases of goods by the Company; and

81.1.3 the assets and liabilities of the Company.

81.2 The accounting records shall be kept at the registered office of the Company or, subject to Section 83(2) of the Act, at another place decided by the Board and shall be available during business hours for the inspection of the Directors and other Officers. No Member (other than a Director or other Officer) has the right to inspect an accounting record or other document except if that right is conferred by the Act or he is authorised by the Board or by an resolution of the Members in general meeting.

82. FINANCIAL YEAR END

The financial year end of the Company may be determined by resolution of the Board and failing such resolution shall be 31 December in each year.

83. FINANCIAL STATEMENTS

83.1 Subject to any rights to waive laying of accounts pursuant to Section 88 of the Act, financial statements as required by the Act shall be laid before the Members in general meeting.

83.2 A copy of every balance sheet and statement of income and expenditure, including every document required by law to be annexed thereto, which is to be laid before the

Company in general meeting, together with a copy of the auditors' report, shall be sent to each person entitled thereto in accordance with the requirements of the Act.

AUDIT

84. APPOINTMENT OF AUDITOR

Subject to Section 88 of the Act, at the annual general meeting or at a subsequent special general meeting in each year, an independent representative of the Members shall be appointed by them as Auditor of the accounts of the Company. Such Auditor may be a Member but no Director, Officer or employee of the Company shall, during his or her continuance in office, be eligible to act as an Auditor of the Company.

85. REMUNERATION OF AUDITOR

The remuneration of the Auditor shall be fixed by the Members in general meeting or in such manner as the Members may determine.

86. VACATION OF OFFICE OF AUDITOR

If the office of Auditor becomes vacant by the resignation or death of the Auditor, or by the Auditor becoming incapable of acting by reason of illness or other disability at a time when the Auditor's services are required, the Board shall, as soon as practicable, convene a special general meeting to fill the vacancy thereby created.

87. ACCESS TO BOOKS OF THE COMPANY

The Auditor shall at all reasonable times have access to all books kept by the Company and to all accounts and vouchers relating thereto, and the Auditor may call on the Board or Officers of the Company for any information in their possession relating to the books or affairs of the Company.

88. REPORT OF THE AUDITOR

88.1 Subject to any rights to waive laying of accounts or appointment of an Auditor pursuant to Section 88 of the Act, the accounts of the Company shall be audited at least once in every year.

88.2 The financial statements provided for by these Bye-laws shall be audited by the Auditor in accordance with generally accepted auditing standards. The Auditor shall make a written report thereon in accordance with generally accepted auditing standards and the report of the Auditor shall be submitted to the Members in general meeting.

88.3 The generally accepted auditing standards referred to in Bye-law 88.2 may be those of a country or jurisdiction other than Bermuda. If so, the financial statements and the report of the Auditor must disclose this fact and name such country or jurisdiction.

NOTICES

89. **NOTICE TO MEMBERS**

A notice to be given to a person pursuant to the Bye-laws may be given by the Company to any Member shall be in writing or in an electronic communication and sent or delivered to an address for the time being notified for that purpose to the person giving the notice.

89.1 A notice or other document or other document (including a share certificate) may be given to a Member by the Company:

89.1.1 personally; or

89.1.2 by sending it by post in a pre-paid envelope addressed to the Member at his registered address; or

89.1.3 by leaving it at that address (or at another address notified for the purpose) in an envelope addressed to the Member; or

89.1.4 by giving it by electronic communication to an address for the time being notified to the Company by the Member for that purpose; or

89.1.5 by any other means authorised in writing by the Member concerned.

89.2 The Company shall be under no obligation to send a notice or other document to the address shown for any particular Member in the Register of Members if the Board considers that the legal or practical problems arising in or under the laws of, or the requirements of any regulatory body or stock exchange in, the territory in which that address is situated are such that it is necessary or expedient not to send the notice or document concerned to such Member at such address any may require a Member with such an address to provide the Company with an alternative acceptable address for delivery of notices by the Company.

89.3 If by reason of the suspension or curtailment of postal services in Bermuda or any other territory the Company is unable effectively to convene a general meeting by notices sent by post to those Members who have not notified an address for electronic communications pursuant to Bye-law 89.1.4, the Board may, in its absolute discretion and as an alternative to any other method of service permitted by the Bye-laws, resolve to convene a general meeting by a notice advertised in at least one national newspaper in that territory. In this case, the Company shall send confirmatory copies of the notice to those Members by post if at least seven clear days before the meeting the posting of notices to addresses throughout that territory again becomes practicable.

90. **NOTICE DEEMED SERVED**

90.1 Where a notice or other document is sent by post, service of the notice or other document shall be deemed to be effected by properly addressing, prepaying and posting a letter containing the notice or other document, and to have been effect at the latest at the expiration of 4 days after the date on which the letter containing the same is posted whether in any member state or the European Union, the United States, Bermuda or otherwise. In proving such service it shall be sufficient to prove that the letter containing the same was properly addressed, pre-paid and posted.

90.2 Proof that a notice contained in an electronic communication was sent in accordance with guidance issued from time to time by the Institute of Chartered Secretaries and Administrators in the United Kingdom (or any successor thereto or replacement body thereof) shall be conclusive evidence that the notice was given.

90.3 A notice contained in an electronic communication sent in accordance with the Bye-laws other than a notice given under Bye-law 100.1.3 (to which the provisions of that Bye-law apply) is deemed to be given at the expiration of 48 hours after the time it was sent.

90.4 A notice or document not sent by post but left at a registered address or address for service in Bermuda or the United Kingdom is deemed to be given on the day it is left.

90.5 Where notice is given by newspaper advertisement, the notice is deemed to be given to all Members and other persons entitled to receive it at noon on the day when the advertisement appears or, where notice is given by more than one advertisement and the advertisements appear on different days, at noon on the last of the days when the advertisements appear.

90.6 A notice or other document served or delivered by the Company by any other means authorised in writing by the Member concerned is deemed to be served when the Company has taken the action it has been authorised to take for that purpose.

90.7 A Member present in person or by proxy at a meeting or of the holders of a class of shares is deemed to have received due notice of the meeting and, where required, of the purposes for which it was called.

90.8 A person who becomes entitled to a share by transmission, transfer or otherwise is bound by a notice in respect of that share (other than a notice served by the Company under Bye-law 98) which, before his name is entered in the Register of Member, has been properly served on a person from whom he derives his title.

91. **NOTICE OF JOINT HOLDERS AND SERVICE OF NOTICE ON PERSONS ENTITLED BY TRANSMISSION**

91.1 In the case of joint holders of a share, a notice or other document shall be given to whichever of them is named first in the Register of Members in respect of the joint holding and notice given in this way is sufficient notice to all joint holders.

91.2 Where a person is entitled by transmission to a share, the Company may give a notice or other document to that person as if he were the holder of a share by addressing it to him by name or by the title of representative of the deceased or trustee of the bankrupt Member (or by similar designation) at an address supplied for that purpose by the person claiming to be entitled by transmission. Until an address has been supplied, a notice or other document may be given in any manner in which it might have been given if the death or bankruptcy or other event had not occurred. The giving of notice in accordance with this Bye-law is sufficient notice to any other person interested in the share.

SEAL OF THE COMPANY

92. THE SEAL

The seal of the Company shall be in such form as the Board may from time to time determine. The Board may adopt one or more duplicate seals for use outside Bermuda.

93. MANNER IN WHICH SEAL IS TO BE AFFIXED

The seal of the company shall not be affixed to any instrument except attested by the signature of a Director and the Secretary or any two Directors, or any person appointed by the Board for the purpose, provided that any Director, Officer or Resident Representative, may affix the seal of the Company attested by such Director, Officer or Resident Representative's signature to any authenticated copies of these Bye-laws, the incorporating documents of the Company, the minutes of any meetings or any other documents required to be authenticated by such Director, Officer or Resident Representative.

WINDING-UP

94. WINDING-UP/DISTRIBUTION BY A LIQUIDATOR

On a voluntary winding up of the Company the liquidator may, with the sanction of a resolution of the Members, divide among the members in kind the whole or any part of the assets of the Company, whether or not the assets consist of property of one kind or of different kinds, and vest the whole or any part of the assets in trustees upon such trusts for the benefit of the members as he, with the like sanction, shall determine. For this purpose the liquidator may set the value he deems fair on a class or classes of property, and may determine on the basis of that valuation and in accordance with the then existing rights of Members how the division is to be carried out between Members or classes of members. The liquidator may not, however, distribute to a Member without his consent an asset to which there is attached a liability or potential liability for the owner.

ALTERATION OF BYE-LAWS

95. **ALTERATION OF BYE-LAWS**

No Bye-law shall be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by the resolution of the Board and by a Special Resolution of the Members.

DISCLOSURE OF INTERESTS IN SHARES AND COMPANY INVESTIGATIONS

96. **PROVISIONS APPLICABLE TO BYE-LAWS 97 AND 98**

96.1 For the purposes of Bye-laws 97 and 98:

96.1.1 "**Relevant Share Capital**" means the Company's issued share capital of any class carrying rights to vote in all circumstances at general meetings of the Company; and for the avoidance of doubt (a) where the Company's share capital is divided into different classes of shares, references to Relevant Share Capital are to the issued share capital of each such class taken separately and (b) the temporary suspension of voting rights in respect of shares comprised in issued share capital of the Company of any such class does not affect the application of this Bye-law in relation to interests in those or any other shares comprised in that class;

96.1.2 "**interest**" means, in relation to the Relevant Share Capital, any interest of any kind whatsoever in any shares comprised therein (disregarding any restraints or restrictions to which the exercise of any right attached to the interest in the share is, or may be, subject) and without limiting the meaning of "interest" a person shall be taken to have an interest in a share if:

(a) he enters into a contract for its purchase by him (whether for cash or other consideration); or

(b) not being the registered holder, he is entitled to exercise any right conferred by the holding of the share or is entitled to control the exercise or non-exercise of any such right; or

(c) he is a beneficiary of a trust where the property held on trust includes an interest in the share; or

(d) otherwise than by virtue of having an interest under a trust, he has a right to call for delivery of the share to himself or to his order; or

(e) otherwise than by virtue of having an interest under a trust, he has a right to acquire an interest in the share or is under an obligation to take an interest in the share; or

(f) he has a right to subscribe for the share,

whether in any case the contract, right or obligation is absolute or conditional, legally enforceable or not and evidenced in writing or not, and it shall be immaterial that a share in which a person has an interest is unidentifiable;

96.1.3 a person is taken to be interested in any shares in which his spouse or any infant child or step-child of his is interested; and "infant" means a person under the age of 18 years;

96.1.4 a person is taken to be interested in shares if a company is interested in them and:

(a) that body or its directors are accustomed to act in accordance with his directions or instructions; or

(b) he is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of that company,

PROVIDED THAT (i) where a person is entitled to exercise or control the exercise of one-third or more of the voting power at general meetings of a company and that company is entitled to exercise or control the exercise of any of the voting power at general meetings of another company (the "**effective voting power**") then, for purposes of paragraph 96.1.4(b) above, the effective voting power is taken as exercisable by that person and (ii) for purposes of this Bye-law, a person is entitled to exercise or control the exercise of voting power if he has a right (whether subject to conditions or not) the exercise of which would make him so entitled or he is under an obligation (whether or not so subject) the fulfilment of which would make him so entitled; and

96.1.5 a transfer of shares is an "**excepted transfer**" if but only if:

(a) it is a transfer by way of, or in pursuance of, acceptance of a takeover offer for the Company meaning an offer to acquire all the shares, or all the shares of any class or classes, in the Company (other than shares which at the date of the offer are already held by the offeror), being an offer on terms which are the same in relation to all the shares to which the offer relates or, where those shares include shares of different classes, in relation to all the shares of each class; or

(b) a transfer which is shown to the satisfaction of the Board to be made in consequence of a sale of the whole of the beneficial interest in the shares to a person who is not Connected with a Member and with any other person appearing to be interested in the shares; or

(c) a transfer in consequence of a sale made through the London Stock Exchange or any stock exchange outside the United Kingdom on which the Company's shares of the same class as the default shares are normally traded.

96.2 The provisions of Bye-laws 97 and 98 are in addition to any and separate from other rights or obligations arising at law or otherwise.

97. NOTIFICATION OF INTERESTS IN SHARES

97.1 Where a Member:

97.1.1 (i) knows that he has acquired an interest in shares comprised in Relevant Share Capital or that any other person has acquired an interest in shares so comprised of which he is a registered holder, or (ii) ceases to be interested in shares comprised in Relevant Share Capital or knows that any other person has ceased to be interested in shares so comprised of which he is the registered holder (whether or not retaining an interest in other shares so comprised); or

97.1.2 (i) becomes aware that he has acquired an interest in shares comprised in Relevant Share Capital or that any other person has acquired an interest in shares so comprised of which he is a registered holder, or (ii) becomes aware that he has ceased to be interested in shares comprised in Relevant Share Capital or that any other person has ceased to be interested in shares so comprised of which he is the registered holder; or

97.1.3 other than in circumstances set out in Bye-law 97.1.1 or 97.1.2:

(a) is aware at the time when it occurs of any change of circumstances affecting facts relevant to the application of this Bye-law to an existing interest of his in shares comprised in the Company's share capital of any description or an existing interest of any other person in shares so comprised of which he is the registered holder; or

(b) otherwise becomes aware of any such facts (whether or not arising from any such change of circumstances),

then (x) in the circumstances as set out Bye-law 97.2, he shall become obliged to notify the Company of his interests (if any), in its shares and (y) in the circumstances as set out in Bye-law 97.3, he shall become obliged, to the extent he is lawfully able to do so, to notify the Company of the interests of any other person in such shares of which he is the registered holder. In the case of (y) only, to the extent a Member is not lawfully able to notify the Company of the interests of a person in shares of which he is the registered holder, such Member shall use his reasonable endeavours to procure that such person notifies his interests in such shares to the Company.

97.2 A Member shall notify the Company of his interests (if any) in Relevant Share Capital if:

97.2.1 he has a notifiable interest immediately after the relevant time, but did not have such an interest immediately before that time;

97.2.2 he had a notifiable interest immediately before the relevant time, but does not have such an interest immediately after it; or

97.2.3 he had a notifiable interest immediately before the relevant time, and has such an interest immediately after it, but the percentage levels of his interest immediately before and immediately after that time are not the same.

97.3 A Member shall, to the extent he is lawfully able to do so, notify the Company of the interests of any other person in the Relevant Share Capital of which he is the registered holder (or, to the extent he is not lawfully able to make such notification, shall use his reasonable endeavours to procure that such person makes notification of his interests to the Company) if:

97.3.1 such person has a notifiable interest immediately after the relevant time, but did not have such an interest immediately before that time; or

97.3.2 such person had a notifiable interest immediately before the relevant time, but does not have such an interest immediately after it; or

97.3.3 such person had a notifiable interest immediately before the relevant time, and has such an interest immediately after it, but the percentage levels of his interest immediately before and immediately after that time are not the same.

97.4 Subject to the next following sentence, "**percentage level**", in Bye-laws 97.2.3 and 97.3.3, means the percentage figure found by expressing the aggregate nominal value of all the shares comprised in the Relevant Share Capital concerned in which the person has interests immediately before or (as the case may be) immediately after the relevant time as a percentage of the nominal value of that Relevant Share Capital and rounding that figure down, if it is not a whole number, to the next whole number. Where the nominal value of the Relevant Share Capital is greater immediately after the relevant time than it was immediately before, the percentage level of the person's interest immediately before (as well as immediately after) that time is determined by reference to the larger amount.

97.5 For the purposes of Bye-laws 97.2, 97.3 and 97.4:

97.5.1 "**relevant time**" means:

(a) in a case within Bye-laws 97.1.1 or 97.1.3(a), the time of the relevant event or change of circumstances; and

(b) in a case within Bye-laws 97.1.2 or 97.1.3(b), the time at which the person became aware of the facts in question; and

97.5.2 a person who is interested in shares comprised in Relevant Share Capital has a "**notifiable interest**" at any time when the aggregate nominal value of the shares in the Relevant Share Capital in which he has such interests is equal to or more than 3 per cent of the nominal value of that Relevant Share Capital.

97.6 Any notification required by to be made by a Member under Bye-law 97.2 and any notification which a Member is lawfully able to make under Bye-law 97.3 must be made in writing to the Company within the period of 2 days next following the day on which that obligation arises. To the extent a Member is not lawfully able to make a notification under Bye-law 97.3, such Member shall use its reasonable endeavours to procure that the relevant person notifies his interests to the Company within such 2 day period or within such longer period as the Directors may allow.

97.7 The notification shall specify the share capital of the Company to which it relates, and must also:

97.7.1 state the number of shares comprised in that share capital in which the person making the notification knows he (or any other relevant person) had interests immediately after the time when the obligation arose; or

97.7.2 in a case where the person making the notification (or any other relevant person) no longer has a notifiable interest in shares comprised in that share capital, state that he (or that other person) no longer has that interest.

97.8 A notification (other than one stating that a person no longer has a notifiable interest) shall include the following particulars, so far as known to the person making the notification at the date when it is made:

97.8.1 the identity of each registered holder of shares to which the notification relates and the number of such shares held by each of them; and

97.8.2 the nature of the relevant interests in such shares.

97.9 A person who has an interest in shares comprised in Relevant Share Capital or knows or becomes aware that any other person has an interest in shares so comprised of which he is the registered holder, that interest being notifiable, shall notify (or, to the extent he is not lawfully able to make such notification, shall use his reasonable endeavours to procure that such other person shall notify) the Company in writing:

97.9.1 of any particulars in relation to those shares which are specified in Bye-law 97.8; and

97.9.2 of any change in those particulars,

of which in either case he becomes aware at any time after any interest notification date and before the first occasion following that date on which he comes under any further obligation of disclosure with respect to his interest in shares comprised in that share capital. A notification required under this Bye-law shall be made within the period of 2 days next following the day on which it arises. The reference to an "**interest notification date**", in relation to a person's interest in shares comprised in the Company's Relevant Share Capital, is to either (a) the date of any notification made or procured by him with respect to his or any other person's interest under this Bye-law

or (b) where he has failed to make, or procure the making of, a notification, the date on which the period allowed for making it came to an end.

97.10 A person who at any time has a notifiable interest in shares is to be regarded under Bye-law 97.9 as continuing to have a notifiable interest in them unless and until the registered holder of the shares in question comes under obligation to make or use his reasonable endeavours to procure a notification stating that he (or any other relevant person) no longer has such an interest in those shares.

97.11 The interests referred to in section 209 of the UK Companies Act 1985 shall be disregarded for the purposes of this Bye-law if but only to the extent that such interests would be disregarded for the purposes of sections 198 to 202 of that Act were the Company a public company as defined therein incorporated in England and Wales. The Directors may (but shall not be obliged), upon the application of any person, declare that the requirements of this Bye-law be disapplied in whole or in part and on such terms and conditions as they think fit with respect to a particular interest in the Relevant Share Capital held by any person or in respect of all such interests held by any particular person.

97.12 Where a person authorises another (the "**agent**") to acquire or dispose of, on his behalf, interests in shares comprised in the Relevant Share Capital, he shall secure that the agent notifies him immediately of acquisitions or disposals effected by the agent which will or may give rise to any obligation of disclosure imposed on him by this Bye-law with respect to his interest in that share capital.

97.13 If it shall come to the notice of the Directors that any Member has not, within the requisite period, made or, as the case may be, procured the making of any notification required by this Bye-law, the Company may (at the absolute discretion of the Directors) at any time thereafter by notice (a "**restriction notice**") to such Member direct that, in respect of that number of shares in relation to which the default has occurred (the "**default shares**") which expression shall include any further shares which are issued in respect of any default shares), the Member shall not be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company or separate general meeting of the holders of any class of shares of the Company, or to be reckoned in a quorum.

97.14 Where the default shares represent at least 0.25 per cent. (in nominal value) of the issued shares of the same class as the default shares, then the restriction notice may also direct that:

97.14.1 any dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interests on it; and shall be payable (when the restriction notice ceases to have effect) to the person who would but for the restriction notice have been entitled to them; and/or

97.14.2 where an offer of the right to elect to receive shares of the Company instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by such Member in respect of such default shares shall not be effective; and/or

97.14.3 no transfer of any of the shares held by any such Member shall be recognised or registered by the Directors unless:

(a) the transfer is an excepted transfer; or

(b) the Member is not himself in default as regards supplying the requisite information required under this Bye-law and, when presented for registration, the transfer is accompanied by a certificate by the Member in a form satisfactory to the Directors to the effect that after due and careful enquiry the Member is satisfied that none of the shares the subject of the transfer are default shares.

Upon the giving of a restriction notice its terms shall apply accordingly.

97.15 The Company shall send a copy of the restriction notice to each other person appearing to be interested in the shares the subject of such notice, but the failure or omission by the Company to do so shall not invalidate such notice.

97.16 Any restriction notice shall have effect in accordance with its terms until not more than seven days after the Directors are satisfied that the default in respect of which the restriction notice was issued no longer continues but shall cease to have effect in relation to any shares which are transferred by such Member. The Company may (at the absolute discretion of the Directors) at any time give notice to the Member cancelling, or suspending for a stated period the operation of, a restriction notice in whole or in part.

97.17 A person, other than the Member holding a share, shall be treated as appearing to be interested in that share if the Member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the Member, or pursuant to a notice under Bye-law 98, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested.

98. POWER OF THE COMPANY TO INVESTIGATE INTERESTS IN SHARES

98.1 The Company may by notice in writing request any person whom the Company knows or has reasonable cause to believe to be or, at any time during the 3 years immediately preceding the date on which the notice is issued, to have been interested in shares comprised in the Relevant Share Capital:

98.1.1 to confirm that fact or (as the case may be) to indicate whether or not it is the case; and

98.1.2 where he holds or has during that time held an interest in shares so comprised, to give such further information as may be requested in accordance with Bye-law 98.2.

98.2 A notice under Bye-law 98.1 may request the person to whom it is addressed:

98.2.1 to give particulars of his own past or present interest in shares comprised in the Relevant Share Capital (held by him at any time during the 3 year period mentioned in Bye-law 98.1);

98.2.2 where the interest is a present interest and any other interest in the shares subsists or, in any case, where another interest in the shares subsisted during that 3-year period at any time when his own interest subsisted, to give (so far as lies within his knowledge) such particulars with respect to that other interest as may be requested by the notice including the identity of persons interested in the shares in question;

98.2.3 where his interest is a past interest, to give (so far as lies within his knowledge) particulars of the identity of the person who held that interest immediately upon his ceasing to hold it.

98.3 A notice under Bye-law 98.1 shall request any information given in response to the notice to be given in writing within such time as may be specified in the notice, being a period of not less than 14 days following service thereof.

98.4 This Bye-law applies in relation to a person who has or previously had, or is or was entitled to acquire, a right to subscribe for shares in the Company which would on issue be comprised in Relevant Share Capital as it applies in relation to a person who is or was interested in shares so comprised; and references above in this section to an interest in shares so comprised and to shares so comprised are to be read accordingly in any such case as including respectively any such right and shares which would on issued be so comprised.

98.5 If any Member, or any other person appearing to the Directors to be interested in any shares in the capital of the Company held by such Member has been served with a request notice under Bye-law 98 and has failed within the 14 day period prescribed therein to supply to the Company the information thereby requested, the Company may (at the absolute discretion of the Directors) at any time thereafter by notice (a "**restriction notice**") to such Member direct that, in respect of that number of shares in relation to which the default has occurred (the "**default shares**" which expression shall include any further shares which are issued in respect of any default shares), the Member shall not be entitled to be present or to vote on any question, either in person or by proxy, at any general meeting of the Company or separate general meeting of the holders of any class of shares of the Company or on a poll, or to be reckoned in a quorum.

98.6 Where the default shares represent at least 0.25 per cent. in nominal value of the issued shares of their class, then the restriction notice may also direct that:

98.6.1 any dividend (or any part of a dividend) or other amount payable in respect of the default shares shall be withheld by the Company, which has no obligation to pay interests on it; and shall be payable (when the restriction notice ceases to have effect) to the person who would but for the restriction notice have been entitled to them; and/or

98.6.2 where an offer of the right to elect to receive shares of the Company instead of cash in respect of any dividend or part thereof is or has been made by the Company, any election made thereunder by such Member in respect of such default shares shall not be effective; and/or

98.6.3 no transfer of any of the shares held by any such Member shall be recognised or registered by the Directors unless:

(a) the transfer is an excepted transfer; or

(b) the Member is not himself in default as regards supplying the requisite information required under Bye-law 98 and, when presented for registration, the transfer is accompanied by a certificate by the Member in a form satisfactory to the Directors to the effect that after due and careful enquiry the Member is satisfied that none of the shares the subject of the transfer are default shares.

Upon the giving of a restriction notice its terms shall apply accordingly.

98.7 Where, on the basis of information obtained from a member in respect of a share held by him, the Company issues a notice under Bye-law 98.1 to another person, it shall at the same time send a copy of that notice to the Member, but the accidental omission to do so, or the non-receipt by the Member of the copy, does not invalidate or otherwise affect the application of Bye-law 98.6.

98.8 The sanctions under Bye-law 98.6 cease to apply seven days after the earlier of:

98.8.1 receipt by the Company of notice of an excepted transfer, but only in relation to the shares thereby transferred; and

98.8.2 receipt by the Company, in a form satisfactory to the Board, of all the information required by the notice under Bye-law 98.1.

The Company may (at the absolute discretion of the Directors) at any time give notice to the Member cancelling, or suspending for a stated period the operation of, a restriction notice in whole or in part.

98.9 For the purposes of this Bye-law:

98.9.1 a person, other than the Member holding a share, shall be treated as appearing to be interested in that share if the Member has informed the Company that the person is or may be interested, or if the Company (after taking account of information obtained from the Member, or pursuant to a notice under Bye-law 98.1, from anyone else) knows or has reasonable cause to believe that the person is or may be so interested; and

98.9.2 reference to a person having failed to give the Company the information required by a notice under Bye-law 98.1, or being in default in supplying such information, includes (a) reference to his having failed or refused to give all or any part of it, and (b) reference to his having given information which he knows to be false in a material particular or having recklessly given information which is false in a material particular.

TAKEOVER PROVISIONS

99. **TAKEOVER PROVISIONS**

99.1 A person must not (other than solely as custodian or depositary (or nominee thereof) under any arrangements implemented and/or approved by the Directors under Bye-law 61):

99.1.1 effect or purport to effect a Prohibited Acquisition;

99.1.2 except as a result of a Permitted Acquisition:

(a) whether by himself, or with persons determined by the Board to be acting in concert with him, acquire after the date that this Bye-law shall come into effect ("**the Effective Date**") shares of the Company which, taken together with shares held or acquired after the Effective Date by persons determined by the Board to be acting in concert with him, carry 30 per cent. or more of the voting rights attributable to Common Shares of the Company; or

(b) whilst he, together with persons determined by the Board to be acting in concert with him, holds more than 30 per cent. but not more than 50 per cent. of the voting rights attributable to Common Shares of the Company, acquire after the Effective Date, whether by himself or with persons determined by the Board to be acting in concert with him, additional shares which, taken together with shares held by persons determined by the Board to be acting in concert with him, increases his voting rights attributable to Common Shares of the Company,

(each of Bye-laws 99.1.1 and 99.1.2 a "**Limit**"),.

99.2 Where any person breaches any Limit, except as a result of a Permitted Acquisition, or becomes interested in any shares of the Company as a result of a Prohibited Acquisition, that person is in breach of these Bye-laws.

99.3 The Board may do all or any of the following where it has reason to believe that any Limit is or may be breached or any Prohibited Acquisition has been or may be effected:

99.3.1 require any Member or person appearing or purporting to be interested in any shares of the Company to provide such information as the Board considers appropriate to determine any of the matters under this Bye-law;

99.3.2 have regard to such public filings as it considers appropriate to determine any of the matters under this Bye-law;

99.3.3 make such determinations under this Bye-law as it thinks fit, either after calling for submissions from affected Members or other persons or without calling for such submissions;

99.3.4 determine that the voting rights attached to such number of shares held by such persons as the Board may determine are held, or in which such persons are or may be interested, in breach of these Bye-laws ("**Excess Shares**") are from a particular time incapable of being exercised for a definite or indefinite period;

99.3.5 determine that some or all of the Excess Shares must be sold;

99.3.6 determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; or

99.3.7 take such other action as it thinks fit for the purposes of this Bye-law including:

(a) prescribing rules (not inconsistent with this Bye-law);

(b) setting deadlines for the provision of information;

(c) drawing adverse inferences where information requested is not provided;

(d) making determinations or interim determinations;

(e) executing documents on behalf of a Member;

(f) converting any Excess Shares held in uncertificated form into certificated form, or vice versa;

(g) paying costs and expenses out of proceeds of sale; and

(h) changing any decision or determination or rule previously made.

99.4

99.4.1 An acquisition is a "**Permitted Acquisition**" if:

(a) the Board consents to the acquisition (even if, in the absence of such consent, the acquisition would be a Prohibited Acquisition);

(b) the acquisition is made in circumstances in which the City Code, if it applied to the Company, would require an offer to be made as a consequence and such offer is made in accordance with Rule 9 of the City Code, as if it so applied;

(c) the acquisition arises from repayment of a stock-borrowing arrangement (on arm's length normal commercial terms); or

(d) the acquisition results from the allotment of Relevant Securities to KKR Overseas (and/or such other person or persons as KKR Overseas may direct) pursuant to the right of first refusal set out in Bye-law 54.6.

99.4.2 An acquisition is a "**Prohibited Acquisition**" if:

(a) the Substantial Acquisition Rules; or

(b) Rules 4, 5, 6 or 8 of the City Code,

would in whole or part apply to the acquisition if the Company was subject to the City Code and the acquisition was made (or, if not yet made, would if and when made be) in breach of or otherwise not comply with the Substantial Acquisition Rules or Rules 4, 5, 6 or 8 of the City Code.

99.5 The Board has full authority to determine the application of this Bye-law 99, including as to the deemed application of the whole or any part of the City Code. Such authority shall include all discretion vested in the Panel as if the whole or any part of the City Code applied including, without limitation, the determination of conditions and consents, the consideration to be offered and any restrictions on the exercise of control. Any resolution or determination of, or decision or exercise of any discretion or power by, the Board or any Director or by the chairman of any meeting acting in good faith under or pursuant to the provisions of this Bye-law shall be final and conclusive; and anything done by, or on behalf of, or on the authority of, the Board or any Director acting in good faith pursuant to the provisions of this Bye-law shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Board shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with this Bye-law.

99.6 Any one or more of the Directors may act as the attorney(s) of any Member in relation to the execution of documents and other actions to be taken for the sale of Excess Shares determined by the Board under this Bye-law.

99.7 If as a consequence of the Company redeeming or purchasing its own shares, there is a resulting increase in the percentage of the voting rights attributable to the Common Shares held by a person or persons determined by the Board to be acting in concert and such an increase would constitute a breach of any Limit, such an increase shall be deemed a Permitted Acquisition.

99.8 This Bye-law shall only have effect during such times as the City Code does not apply to the Company.

ELECTRONIC COMMUNICATIONS

100. ELECTRONIC COMMUNICATIONS

A notice of general meeting or other document may, instead of being sent to the Member in any of the ways specified in Bye-law 89.1 and subject to the Act and to the extent permitted by law, be given to a Member by the Company by publishing the notice on a web site, provided that the following conditions are met:

100.1.1 the Member and the Company have agreed that notices of general meetings may be accessed by the Member on a web site instead of being sent to the Member in one of the ways specified in Bye-law 89.1; and

100.1.2 the meeting (in the case of a notice of meeting) or other document (in any other case) is one to which that agreement applies;

100.1.3 the Member is given a notification, in the manner agreed for the time being between the Member and the Company, containing the following information:

(a) the fact that the notice or document has been published on the web site;

(b) the address of the web site;

(c) the place on the web site where the notice may be accessed and how it may be accessed;

(d) a statement that it concerns a notice of general meeting;

(e) the place, date and time of the general meeting; and

(f) whether the general meeting is to be an annual or special general meeting;

100.1.4 in the case of a notice of meeting, such notice of meeting is published in accordance with Bye-law 100.3; and

100.1.5 in the case of a document referred to in section 87 of the Act and in the case of a document comprising a summary financial statement referred to in section

87A of the Act, such document is published in accordance with Bye-law 100.3.

100.2 A notice given under this Bye-law is deemed to be given at the time of the notification under Bye-law 100.1.3.

100.3 Where a notice of meeting or other document is required by Bye-law 100.1.4 or 100.1.5 to be published in accordance with this Bye-law, it shall be treated as so published only if:

100.3.1 in the case of a notice of meeting, the notice is published on the website throughout the period beginning with the giving of the notification referred to in Bye-law 100.2 and ending with the conclusion of the relevant meeting; and

100.3.2 in the case of a document referred to in Bye-law 100.1.5, the document is published on the website throughout the period beginning at least 21 days before the date of the relevant meeting and ending with the conclusion of the meeting and the notification referred to in Bye-law 100.1.3 is given not less than 21 days before the date of the meeting,

but so that nothing in this Bye-law shall invalidate the proceedings of the meeting where the notice or other document is published for a part, but not all, of the period mentioned in Bye-law 100.3.1 or, as the case may be, Bye-law 100.3.2 and the failure to publish the notice or other document throughout that period is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid.

100.4 The Board may from time to time make such arrangements or regulations (if any) as they may from time to time in their absolute discretion think fit in relation to the giving of notices or other documents by electronic communication by or to the Company and otherwise for the purpose of implementing and/or supplementing the provisions of these Bye-laws in relation to electronic communication; and such arrangements and regulations (as the case may be) shall have the same effect as if set out in this Bye-law.

SOLE MEMBER

101. SOLE MEMBER

101.1 If and for so long as the Company has only one Member:

101.1.1 in relation to a general meeting, the sole Member or a proxy for that Member or (if the Member is a corporation) a duly authorised representative of that Member is a quorum and Bye-law 38 is modified accordingly;

101.1.2 a proxy for the sole member may vote on a show of hands and Bye-law 46.1 is modified accordingly;

101.1.3 the sole Member may agree that any general meeting be called by shorter notice than that provided for by the Bye-laws; and

101.1.4 all other provisions of the Bye-laws apply with any necessary modification (unless the provision expressly provides otherwise).

FORM NO. 7a

Registration No. 31408



BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF INCREASE OF SHARE CAPITAL

THIS IS TO CERTIFY that a Memorandum of Increase of Share Capital of

Alea Group Holdings (Bermuda) Ltd.

was delivered to the Registrar of Companies on the **14th** day of **December**, **2001** in accordance with section 45(3) of ***the Companies Act 1981*** ("the Act").



Given under my hand and the Seal of the REGISTRAR OF COMPANIES this **21st** day of **December, 2001**.

for **Registrar of Companies**

Capital prior to increase: US$ 12,000.00

Amount of increase: US$ 10,000,000.00

Present Capital: US$ 10,012,000.00

"E"

Registration No. 31408


QUO FATA FERUNT

BERMUDA

CERTIFICATE OF DEPOSIT OF MEMORANDUM OF REDUCTION OF SHARE PREMIUM

THIS IS TO CERTIFY that a Memorandum of Reduction of Share Premium of

Alea Group Holdings (Bermuda) Ltd.

was delivered to the Registrar of Companies on the **1st** day of **May, 2003.**



Given under my hand and Seal of the REGISTRAR OF COMPANIES this **5th** day of **May, 2003**

for **Registrar of Companies**

Share Premium prior to reduction:	US$ 390,448,367.00
Amount of reduction:	US$ 18,627,842.00
Present Share Premium:	US$ 371,820,525.00

FORM NO. 17a

Registration No. 31408


QUO FATA FERUNT

BERMUDA

NOTIFICATION OF DIMINUTION OF AUTHORISED BUT UNISSUED SHARE CAPITAL

THIS IS TO CERTIFY that a Diminution of Authorised but Unissued Share Capital of

Alea Group Holdings (Bermuda) Ltd.

was delivered to the Registrar of Companies on the 9th day of **December**, **2003** in accordance with section 45(1)(f) of ***the Companies Act 1981*** ("the Act").



Given under my hand and Seal of REGISTRAR OF COMPANIES this **12th** day of **December, 2003**

for Registrar of Companies

Authorised Share Capital before Cancellation: US$10,012,000.00

Share Capital after Cancellation: US$10,000,000.00

ALEA GROUP HOLDINGS (BERMUDA) LTD.

I, Cheryl S. Harney, Secretary of **ALEA GROUP HOLDINGS (BERMUDA) LTD.**, DO HEREBY CERTIFY that the attached document marked "A" is a true and correct copy of the document listed hereunder as lodged with the records of the Company:

"A" Notice of Address of Registered Office dated 1 October 2003

IN WITNESS WHEREOF I have hereunto set my signature and affixed the Common Seal of **ALEA GROUP HOLDINGS (BERMUDA) LTD.** this 28th day of April 2005.

Cheryl S. Harney
Secretary



"A"

FORM NO. 13

Company No.
EC 31408



BERMUDA
THE COMPANIES ACT 1981
(the Act)

NOTICE OF ADDRESS OF REGISTERED OFFICE

Pursuant to section 62 of the Act

Name of Company: **Alea Group Holdings (Bermuda) Ltd.**

In accordance with section 62(2) of the Companies Act, 1981, I hereby give notice that the address of the registered office of the Company is -

Canon's Court,
22 Victoria Street,
Hamilton HM 12,
Bermuda.

Signed [signature]

State whether Director or Secretary: SECRETARY

Date: **1st day of October, 2003**

ALEA GROUP HOLDINGS (BERMUDA) LTD.

I, Cheryl S. Harney, Secretary of **ALEA GROUP HOLDINGS (BERMUDA) LTD.**, DO HEREBY CERTIFY that the attached document marked "A" is a true and correct copy of the document listed hereunder as lodged with the records of the Company:

"A" Share Register as of 31 December 2004

IN WITNESS WHEREOF I have hereunto set my signature and affixed the Common Seal of **ALEA GROUP HOLDINGS (BERMUDA) LTD.** this 28th day of April 2005.

Cheryl S. Harney
Secretary



"A"

ALEXANDERJEFF-0000 10,860

JEFFREY ALEXANDER
26 TANNERY HILL LANE
HEBRON CT 06248-1264

ANDERSON-KEITF0000 27,450

KEITH F ANDERSON
2 UPPER HEATHERWOOD
CROMWELL CT 06416-2708

ANELANTE-DANIC0000 25,640

DANIEL C ANELANTE
15 HAVERHILL PLACE
TRUMBULL CT 06611-1812

ARNOLD---PAUL-0000 7,400

PAUL ARNOLD
KIA-ORA 7 WIGEON CLOSE
GREAT NOTLEY
ESSEX CM7 8WB
UK

ASHLEY---WAYN-0000 4,780

WAYNE ASHLEY
4 RIVER ROAD
BUCKHURST HILL
IG9 6BS
UK

ATKINS---AMAN-0000 237,660

AMANDA ATKINS
BAHNHOF-PARK 11
CH-6340
BAAR
SWITZERLAND

BACP-EURFUILP-0000 6978,360

BACP EUROPE FUND II L P
ATTN WILLIAM OBENSHAIN
231 SOUTH LASALLE ST
CHICAGO IL 60604-1426

BEATON---PATR-0000 4,600

PATRICIA BEATON
2 HAYFIELD YARD
STEPNEY
LONDON E1 4LL
UK

BEAUREGARLAUR-0000 4,540

LAURENT BEAUREGARD
IM ESTERLI 5
CH-4125
RIEHEN
SWITZERLAND

BELLIS---CHRIJ0000 7,800

CHRISTOPHER J BELLIS
95 GILBERT LANE
SOUTH WINDSOR CT 06074-3606

BERNAL---MARIL0000 5,380

MARIA L BERNAL
2A SUTTON PLACE
OSSINING NY 10562-4407

BIEDERMANVERN-0000 1,380

VERNON BIEDERMAN
35 BRITTANY CIRCLE
CROMWELL CT 06416-1915

BIEGEN---ELIS-0000 10,000

ELISSA BIEGEN
115 WHIPSTICK ROAD
WILTON CT 06897-1232

BINNER---GRAH-0000 5,780

GRAHAM BINNER
18 SUMMERHILL CLOSE
ORPINGTON
KENT
UK

BIRD-----STEVC0000 22,240

STEVEN C BIRD
HAVEN 6 EXETER ROAD
SPRINGFIELD CHELMSFORD
ESSEX CM1 6HU
UK

CAPOWICH-SUZA-0000 5,180
SUZANNE CAPOWICH
25 BRANTWOOD LANE
STAMFORD CT 06903-4930

CARUSO---MICH-0000 12,060
MICHAEL CARUSO
24 STONES THROW ROAD
EASTON CT 06612-1424

CERUTTI--ROME-0000 8,000
ROMEO CERUTTI
WILENSTRASSE 124
CH 8832
WILEN B WOLLERAU
SWITZERLAND

CHRYSCZANMARKA0000 16,880
MARK A CHRYSCZANAVICZ
69 FAWN RIDGE LANE
NORWALK CT 06851-1136

CLEGG----TREVA0000 54,240
TREVOR A CLEGG
10 CLAIRVALE
HORNCHURCH
ESSEX RM11 3NA
UK

COSTELLO-KEVIG0000 34,440
KEVIN G COSTELLO
31 VAN BUREN AVE
W HARTFORD CT 06107-2735

CROZET---JEAN-0000 17,720
JEAN-BERNARD CROZET
8 CEDAR VALE LANE
DEVONSHIRE DV 06
BERMUDA

DALY-----THOM-0000 39,140
THOMAS DALY
19 WEST RIDGE ROAD
NEW FAIRFIELD CT 06812-4905

DANAIS---HUGU-0000 200
HUGUETTE DANAIS
47 AV DE LUTTERBACH
F-68200 MULHOUSE
FRANCE

DELANEY--RICHT0000 80,885
RICHARD T DELANEY
61 INDIAN RUN ROAD
GLENMOORE PA 19343-1301

DENNY----C---L0000 33,540
C LORRAINE DENNY
296 WESTFERRY ROAD
LONDON E14 3AG
UK

DUNCAN---SAND-0000 1,620
SANDRA DUNCAN
10127 N MONTGALL AVE
KANSAS CITY MO 64155-8905

ELLIS----BRIA-0000 21,680
BRIAN ELLIS
7 PENNY CROFT
HARPENDEN
HERTS AL5 2PD
UK

ENSLIN---MIKE-0000 37,760
MIKE ENSLIN
14 GRIFFIN GATE
135 LOWER RICHMOND ROAD
LONDON SW15 1EZ
UK

FARRELL--WILLC0000 37,140
WILLIAM C FARRELL
730 UPPER BLVD
RIDGEWOOD NJ 07450-1125

HAGGER---RUTH-0000 1,780

RUTH HAGGER
23 MARRIOTTS WHARF
WEST STREET
GRAVESEND
KENT DA11 0BG
UK

HALBEISENURS--0000 5,620

URS HALBEISEN
BRUDERHOLZSTR 60
CH-4153
REINACH
SWITZERLAND

HALSBAND-MICHR0000 33,840

MICHAEL R HALSBAND
315 EAST 69TH STREET
APT 10K
NEW YORK NY 10021-5532

HANES----HOLLB0000 7,380

HOLLY B HANES
49-17 TOP GALLANT ROAD
STAMFORD CT 06902-7754

HARMAN---MICHJ0000 97,720

MICHAEL J HARMAN
VILLA EVERGREEN
BON AIR LANE
ST SAVIOUR
JERSEY JE2 7LJ
CHANNEL ISLANDS

HAYES----MICHH0000 93,460

MICHAEL H HAYES
16 ELLERY LANE
WESTPORT CT 06880-5202

HAYTMAN--LAUR-0000 3,480

LAURA HAYTMAN
1207 LARSON DRIVE
DANBURY CT 06810-7379

HAYWARD--ANDR-0000 11,920

ANDREW HAYWARD
107 ELM ROAD
NEW MALDEN
SURREY KT3 3HN
UK

HEALEY---SUSAE0000 4,560

SUSAN E HEALEY
19 KINGSWAY
WESTCLIFF ON SEA
ESSEX SS0 9XF
UK

HILL-----PETE-0000 15,620

PETER HILL
GARTENSTRASSE 112
CH-4052
BASEL
SWITZERLAND

HILLIARD-ROBEG0000 100,000

ROBERT G HILLIARD
2575 WOODWARD WAY
ATLANTA GA 30305-3563

HODSON---JASO-0000 20,860

JASON HODSON
27 VICTORIA ROAD
RAYLEIGH
ESSEX SS6 8EG
UK

HORNE----JAMED0000 23,400

JAMES D HORNE
299 MAIN ST
WESTPORT CT 06880-2414

HYATT----NEIL-0000 36,420

NEIL HYATT
FLAT 3 QUEBEC WHARF
315 KINGSLAND ROAD
LONDON E8 4DC
UK

IKIN-----RICH-0000 23,060

RICHARD IKIN
WINDRUSH
BULLWOOD HALL LANE HOCKLEY
ESSEX SS5 4TB
UK

LORRIMAN-PAULF0000 2,000

PAUL FREDERICK LORRIMAN
SOUTHVIEW
SHARNAL STREET
RATCLIFFE HIGHWAY
HIGH HALSTOW
ROCHESTER ME3 8QR ENGLAND

LOTZ-----ROY--0000 1,820

ROY LOTZ
CHLEDERENWEG 27
CH-4112
BATTWIL
SWITZERLAND

LUNDBORG-ANDE-0000 5,960

ANDERS LUNDBORG
RINGVAGEN 70
118 61 STOCKHOLM
SWEDEN

LUSK-----KIRK-0000 23,005

KIRK LUSK
171 COLD SPRING ROAD
AVON CT 06001-4057

MACKELLARSTUAK0000 17,120

STUART K MACKELLAR
17 RAILWAY TRAIL
PAGET PG 06
BERMUDA

MANIFVOTAGL---0000 5

THE MANIFEST VOTING AGENCY LTD
9 FREEBOURNES COURT
WITHAM
ESSEX
CM8 2B1 UNITED KINGDOM

MCCASKILLMALC-0000 53,520

MALCOLM MCCASKILL
SEESTRASSE 93
CH-6314
UNTERAGERI
SWITZERLAND

MCGILL---LUCYA0000 13,140

LUCY A MCGILL
VIGO FARM
HOLMWOOD DORKING
RH5 4LH
UK

MCKAY----SCOT-0000 9,620

SCOTT MCKAY
7 JONATHAN DRIVE
ELLINGTON CT 06029-3886

MCMILLAN-NEIL-0000 22,900

NEIL MCMILLAN
PINES 4 PARK ROAD
STANSTED
ESSEX CM24 8PB
UK

MEYER----GILL-0000 13,180

GILLES MEYER
HOEHENSTRASSE 51
CH- 4125 RIEHEN
SWITZERLAND

MEYER-BORPETE-0000 7,400

PETER MEYER-BORNECKE
GUSTACKERSTRASSE 48
CH-4103 BOTTMINGEN
SWITZERLAND

MINDEK---JOHN-0000 4,640

JOHN MINDEK
220 HARNESS DRIVE
SOUTHINGTON CT 06489-1811

MORGAN---TERE-0000 2,760

TERESA MORGAN
12 NORWOOD DRIVE
SOUTH BENFLEET
ESSEX SS7 1LL
UK

MORLAND--NICHC0000 46,520

NICHOLAS CHARLES MORLAND
133 GROSVENOR ROAD
LONDON SW1V 3JY
UK

PHILLIPS-TINA-0000 4,220
TINA PHILLIPS
14 ACORN ROAD
GILLINGHAM
KENT ME7 2EX
UK

POLLEY---ALIS-0000 35,880
ALISON POLLEY
3 SCHUBERT ROAD
PUTNEY LONDON
SW15 2QT
UK

PURKISS--DENN-0000 267,580
DENNIS PURKISS
RAY PLACE FARM
MOUNTNESSING
SWALLOWS CROSS / BRENTWOOD
ESSEX CM15 OSS
UK

PUTMAN---NEILT0000 10,500
NEIL T PUTMAN
2 BEDFORD COURT
FARMINGTON CT 06032-1543

RAMSAY---FRANE0000 6,980
FRANK E RAMSAY
4 HARRISON DRIVE
CROMWELL CT 06416-2012

READ-----ANTH-0000 8,440
ANTHONY READ
605 HURST ROAD
BEXLEY
KENT DA5 3JS
UK

REDAHAN--CARO-0000 4,640
CAROL REDAHAN
18 CAVENDISH ROAD
UPPER EAST APARTMENT
PEMBROKE HM 20
BERMUDA

REEVE----JOHN-0000 100,000
JOHN REEVE
CLIFF DENE
24 CLIFF PARADE
LEIGH ON SEA
ESSEX SS9 1BB
UK

RICCIARDEMARKL0000 164,821
MARK LEONARD RICCIARDELLI
56 AVALON DRIVE
AVON CT 06001-3538

RILEY----TIM--0000 17,980
TIM RILEY
26 ASHBOURNE GROVE
EAST DULWICH
LONDON SE22 8RL
UK

ROBERTS--JAMEE0000 47,540
JAMES E ROBERTS
50 TUCKAHOE ROAD
EASTON CT 06612-2054

ROE------SCOTD0000 20,560
SCOTT D ROE
515 ASHLAND AVENUE
ST PAUL MN 55102-2007

ROETHLISBANDR-0000 5,680
ANDREA ROETHLISBERGER
BANNSTRASSE 12
CH-6312
STEINHAUSEN
SWITZERLAND

ROGGO----IDA--0000 10,000
IDA-ALICE ROGGO
BASLERSSTRASSE 260
CH- 4123 ALLSCHWIL BL
SWITZERLAND

ROTHENBERMIKE-0000 400
MIKE ROTHENBERGER
GLASERBERGSTRASSE 27
CH-4056 BASEL
SWITZERLAND

Holder	Shares	Holder	Shares	Holder	Shares
STADLER--GABR-0000	21,620	STATEOF-WI----0000	8675,472	STATEOF-WIIB--0000	5281,248
GABRIELA STADLER SONNENHOFSTRASSE 8A CH-6340 BAAR SWITZERLAND		STATE OF WISCONSIN INVESTMENT BOARD ATTN MICHAEL WAGNER 121 EAST WILSON STREET MADISON WI 53702-0001		STATE OF WISCONSIN INVESTMENT BOARD ATTN MICHAEL WAGNER 121 E WILSON STREET MADISON WI 53702-0001	
STRATTON-SARA-0000	7,320	SVB--CONLT----0000	1	TALBOT---PAT--0000	35,820
SARAH STRATTON THE WILLOWS WICKHAM HEATH NEWBURY BERKSHIRE RG20 8PH UK		SVB CONTINUATION LIMITED 71 FENCHURCH STREET LONDON EM3M 4HH UNITED KINGDOM		PAT TALBOT NO 2 POSEIDON COURT CYCLOPS WHARF HOMER DRIVE LONDON E14 3UG UK	
THARMARATGEET-0000	3,360	THIEBAUT-ONDI-0000	8,780	THOROGOODMARK-0000	11,740
GEETHA THARMARATNAM 63 BAARERSTRASSE ZUG 6300 SWITZERLAND		ONDINE THIEBAUT 19D BERESFORD ROAD LONDON N5 2HS UK		MARK THOROGOOD 25 SUNNY ROAD HOCKLEY ESSEX SS5 4NZ UK	
TORCHE---CHRI-0000	480	TYLER----LAUR-0000	30,340	VILLORIA-JOSE-0000	1,560
CHRISTIAN TORCHE 40 RUE DU MARECHAL DE LA DETASSIGNY F-68350 BRUNSTATT FRANCE		LAURENCE TYLER 58 CHURCH STREET WHITSTABLE KENT CT5 1PG UK		JOSE VILLORIA IM WINKEL 2 CH-4107 ETTINGEN SWITZERLAND	
WATSON---NICHR0000	5,000	WEBB-----PAUL-0000	56,280	WEIDMAN--THOMW0000	51,263
NICHOLAS RALPH WATSON 73 QUILTER ST LONDON E2 7BS UNITED KINGDOM		PAUL WEBB 9 CLIFTON WAY HUTTON / BRENTWOOD ESSEX CM13 2QR UK		THOMAS W WEIDMAN 52 WEST HILL DRIVE WEST HARTFORD CT 06119-1347	

TOTAL RSTR SHARES	174,422,199.0000
TOTAL HOLDERS	170
SHARES PROCESSED	25,245,152.0000
ACCOUNTS PROCESSED	11

TOTAL RSTR SHARES 174,422,199.0000

TOTAL HOLDERS 170

ALEA GROUP HOLDINGS (BERMUDA) LTD.
SPECIAL RESOLUTION

At the Annual General Meeting of Shareholders of Alea Group Holdings (Bermuda) Ltd. held on 24 June 2004, the following special resolution was adopted:

"To amend the Company's Bye-laws to allow for the delivery of a form of appointment of a proxy to an address in the United States by insertion of ", the United States" after the words "or another place in Bermuda" in Bye-law 48.5.1."

George P. Judd
Secretary

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share repurchase
Released	07:00 26-Apr-05
Number	4490L

RNS Number:4490L
Alea Group Holdings(Bermuda) Ltd
26 April 2005



"On 25 April 2005 Alea Group Holdings (Bermuda) Ltd. bought 218,940 of its own common shares for cancellation at a price of 185p each and 6,980 of its own common shares for cancellation at a price of 204.8p each. The repurchases are made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 173,948,299 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share repurchase
Released	07:00 18-Apr-05
Number	1028L

RNS Number:1028L
Alea Group Holdings(Bermuda) Ltd
18 April 2005

Alea Group Holdings (Bermuda) Ltd
18 April 2005

"On 15 April 2005 Alea Group Holdings (Bermuda) Ltd. bought 30,520 of its own common shares for cancellation at a price of 185p each and 37,140 of its own common shares for cancellation at a price of 184p each. The repurchases are made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,174,219 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	10:50 15-Apr-05
Number	1086L

RNS Number:1086L
Alea Group Holdings(Bermuda) Ltd
15 April 2005

Alea Group Holdings (Bermuda) Ltd.
15 April 2005

Alea Group Holdings (Bermuda) Ltd. 2004 Annual Report and Accounts/Documents for Inspection.

The following documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

(1) Annual Report and Accounts of Alea Group Holdings (Bermuda)Ltd. for the financial year ended 31 December 2004;
(2) Circular containing Notice of Annual General Meeting; and
(3) Form of Proxy for Annual General Meeting.

The Document Viewing Facility is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Telephone no. +44 (0)20 7066 1000

The Annual Report and Accounts are also available at the Company's website, http://www.aleagroup.com/

This information is provided by RNS
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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	12:06 04-Apr-05
Number	5545K

RNS Number:5545K
Alea Group Holdings(Bermuda) Ltd
04 April 2005

Alea Group Holdings (Bermuda) Ltd.
4 April 2005

Alea Group Holdings (Bermuda) Ltd. 2004 Annual Report and Accounts.

The Company's Annual Report and Accounts are now available at the Company's website, http://www.aleagroup.com/

A copy of the document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

The Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. 020 7066 1000

The printed copies of the Annual Report and Accounts are expected to be mailed to shareholders on 15 April 2005.

This information is provided by RNS
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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Grant of Options
Released	15:51 29-Mar-05
Number	2876K

RNS Number:2876K
Alea Group Holdings(Bermuda) Ltd
29 March 2005

29 March 2005

Alea Group Holdings (Bermuda) Ltd. (the "Company")

Alea Group Executive Option and Stock Plan - Grant of Options to Directors

On 24 March 2005, as part of a broad based option program for employees, the Company granted the following options to purchase common shares in the Company ("Common Shares") to an Executive Director. These options were granted pursuant to Part B of the Alea Group Executive Option and Stock Plan.

Name of Director:	No. of Common Shares over which options were granted:
Mark L. Ricciardelli (Group Chief Executive Officer)	175,000

The options have an exercise price of 186 pence per share, which was the middle market price of Common Shares at the close of business on 23 March 2005. The options will vest 100% on 24 March 2008.

Following the grant of these options, Mark L. Ricciardelli is beneficially interested in 164,821 Common Shares, and holds 70,918 restricted stock units and options over 834,284 Common Shares.

George P. Judd
Group Secretary
Alea Group Holdings (Bermuda) Ltd.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share repurchase
Released	07:00 21-Mar-05
Number	9314J

RNS Number:9314J
Alea Group Holdings(Bermuda) Ltd
21 March 2005

"On 18 March 2005 Alea Group Holdings (Bermuda) Ltd. bought 13,140 of its own common shares for cancellation at a price of 204.8p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,241,879 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Transaction in Own Shares
Released	08:00 28-Feb-05
Number	0831J

RNS Number:0831J
Alea Group Holdings(Bermuda) Ltd
28 February 2005

TEXT OF ANNOUNCEMENT

"On 25 February 2005 Alea Group Holdings (Bermuda) Ltd. bought 71,280 of its own common shares for cancellation at a price of 204.8p each. The repurchases are made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,255,019 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Directorate Change
Released	13:15 25-Feb-05
Number	0557J

RNS Number:0557J
Alea Group Holdings(Bermuda) Ltd
25 February 2005

Alea announces senior management changes
for administration, North America, and group underwriting

BERMUDA (25 February 2005) - Alea Group Holdings (Bermuda) Ltd., the specialty insurer and reinsurer, today announced changes in the executive management team.

Kirk Lusk was appointed Group Chief Administrative Officer and will oversee Group Human Resources, Information Technology, Claims, Marketing, and Risk Management/Audit. Mr. Lusk was previously Group Senior Vice President for Strategic Planning and Corporate Development and will retain responsibility for these critical functions in his new role. These positions previously reported directly to Mark Ricciardelli, Chief Executive Officer. This change will streamline the senior management decision-making process and allow Mr. Ricciardelli and the leadership team to devote more attention to Alea's strategic business development.

Mr. Lusk is a seasoned veteran of the insurance industry with experience in underwriting, business planning and development and finance. Prior to joining Alea, he was Manager of Finance for GE's Employers Reinsurance Corporation.

Effective immediately, Gary C. Prestia is appointed Chief Executive Officer of Alea North America, the company's U.S. reinsurance operation, based in Wilton, Connecticut. Mr. Prestia is a seasoned veteran with 20 years of broad underwriting and executive management experience, primarily in the reinsurance sector. He began his career at Republic Insurance in 1985 and, over the next two decades, accepted positions of increasing responsibility within St. Paul Reinsurance, Skandia America Reinsurance and Transatlantic Reinsurance. Most recently, he served as President of Converium Reinsurance (North America) from 2003 to 2004. Mr. Prestia succeeds Michael Hayes who has left the company to pursue other interests.

Also announced today was the resignation of Stewart K. Laderman, Group Chief Underwriting Officer. The Board of Directors would like to thank Mr. Laderman for his contribution to the development of Alea. His responsibilities will be assumed, on an interim basis, by Gilles Meyer, Chief Executive Officer of Alea Europe, and Thomas Weidman, Group Chief Actuary.

Alea will be reporting its preliminary results on 16 March 2005 and has not changing its guidance from that given on January 20th.

"Our management team continues to evolve reflecting the increasingly sophisticated global nature of our company," said Mark L. Ricciardelli, Chief

Executive Officer, Alea Group. "We have made excellent progress over the past six months in adding critical talent and in refining our organizational structure."

###

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products. Alea is headquartered in Hamilton, Bermuda and its principle markets are the U.S., UK, and Europe. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Media: Keith Anderson +1 860 258 6550

Analysts & Investors: Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd's present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	09:11 25-Feb-05
Number	0352J

RNS Number:0352J
Alea Group Holdings(Bermuda) Ltd
25 February 2005

Alea Group Holdings (Bermuda) Ltd.

24 February 2005

24 February 2005
NEWS RELEASE

Alea Group Holdings (Bermuda) Ltd.

Notification of Preliminary Results Announcement

Alea Group Holdings (Bermuda) Ltd., the global reinsurer and specialty insurer, will announce its results for the 12 months ended 31 December 2004 on Wednesday 16 March 2005.

There will be a live audio webcast of Alea's results presentation to analysts and investors accessible through the Group's website www.aleagroup.com at 10.00am on Wednesday 16 March 2005.

For further information, please contact:

Media: Keith Anderson: +44 20 7621 3202

Analysts & Investors: Peter Brown: +44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

ENDS

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RECEIVED
2005 MAY 25 P 3:01

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share repurchase
Released	08:59 03-Feb-05
Number	1629I

RNS Number:1629I
Alea Group Holdings(Bermuda) Ltd
03 February 2005

Alea Group Holdings (Bermuda) Ltd
3 February 2005

"On 2 February 2005 Alea Group Holdings (Bermuda) Ltd. bought 3,980 of its own common shares for cancellation at a price of 214p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,326,299 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Trading update
Released	07:00 20-Jan-05
Number	5825H

RNS Number:5825H
Alea Group Holdings(Bermuda) Ltd
20 January 2005

Alea reports positive outlook for 2005 amid continued strong trading conditions

Global reserve review substantially complete

BERMUDA (20 January 2005) - Alea Group Holdings (Bermuda) Ltd ("Alea", or "the Group") the specialty insurer and reinsurer, today provides an update on trading conditions and unaudited 2004 operating performance before entering close period ahead of reporting preliminary results on 16 March 2005.

Overview

- January renewal season is performing in line with expectations with rates in target portfolios holding firm
- Net book value at 31 December 2004 estimated to be in excess of 200p
- 2004 gross premiums written and net premiums earned are expected to increase by 17% and 38% over 2003, respectively
- Alea's preliminary estimate of the 2004 Group combined ratio is between 103% and 105%, reflecting third quarter storm losses and strengthening of reserves
- Strengthening of reinsurance reserves expected to add between 5 to 7 percentage points to the half year combined ratio of 95.7
- Reserve strengthening will receive limited tax relief: consequently, the full year tax rate will be significantly higher than the tax rate of 32% at the 2004 half year
- Total invested assets at the end of 2004 in excess of $2.2 billion compared to $1.6 billion at the end of 2003
- Alea reaffirms goal of post-tax operating profit return on equity of 12% to 15%

A conference call for investors and analysts is scheduled at 10 am Greenwich Mean Time (5am EST), which will be broadcast live at www.aleagroup.com. Please contact Robert Bailhache on +44 20 7269 7200 for details.

Comment from Mark L. Ricciardelli, Group Chief Executive:

"Since I became CEO of Alea in June 2004, I have implemented a number of initiatives as to how we conduct and control our businesses, including the realignment of the North American operations and the addition of new management talent. One key addition was a Chief Actuary who was tasked with conducting a

comprehensive reserve review of all our global underwriting offices. This in-depth study is nearing completion and has produced the estimated adjustments reported today. I believe these changes place Alea in a very strong financial and operational position as we move into 2005.

"In brief, the review identified two areas of adverse reserve development. The first area, which constitutes the majority of the development, was primarily the result of a small number of US casualty reinsurance contracts written between 1999 and 2002. These contracts were principally professional liability lines and have subsequently not been renewed. These accounts were not part of our core strategy of focusing on small to mid size specialty business in low to medium risks in both insurance and reinsurance. The second area was development in European reinsurance accounts written by Rhine Re in 2000 and prior.

"We are addressing these issues by instituting more rigorous actuarial and underwriting control processes, including the realignment of our actuarial staff.

"The review has also reinforced our belief in Alea's business model as our core insurance and reinsurance portfolios continue to perform in line with expectations. In addition, the review reaffirmed our belief in the high quality of our underwriting and reserving systems.

"We remain committed to our goal of a 12% to 15% post tax operating profit return on equity. Looking ahead to 2005, our renewals experience to date, and claims and expense initiatives lead us to anticipate steady growth at attractive rates and terms.

"I am also pleased to report that we currently anticipate paying a 2004 final dividend of US$0.07 per share in 2005, subject to Board and shareholder approval."

Market conditions

Insurance

Insurance rates in our target property, motor, general and professional casualty lines of business are expected to increase between 0 and 5% in 2005. US workers' compensation, rates are expected to be down between 0 and 2%, although these rate declines are expected to be offset by benefits from US regulatory reforms. Commissions and terms are stable.

Reinsurance

Reinsurance rates in our target lines of motor, general and workers' compensation and professional liability are up between 0 and 10%, with the exception of non-US general liability which is forecast to reduce by up to 5%. Proportional property reinsurance pricing in Europe is down by approximately 5%. Property catastrophe rates outside the US are down by approximately 5% to 10%, with the exception of areas affected by the 2004 hurricanes where significant increases are being seen. US property catastrophe pricing is flat. Commissions and terms are stable.

Operating performance

2003 and 2004 claims activity

2004 was the costliest year on record for natural catastrophes with industry estimates placing the total insured loss from the hurricanes in the Caribbean and Southeastern US and the Pacific typhoons estimated at $35 billion to $40

billion. We remain very comfortable with our ultimate net loss estimate for these events of up to $55 million. More recently, the South Asian earthquake and tsunami resulted in a significant loss of life and destruction. Although it is too early to produce a reliable estimate of insured losses for this tragedy, the Group's exposure is expected to be minimal. It is also too soon to estimate our exposure to recent Northern European wind storms.

Overall loss development for 2003 and 2004 across our insurance and reinsurance portfolio remains in line with expectations.

2002 and prior claims activity

During 2004, we further strengthened our claims and actuarial practices, creating a global claims management team and recruiting a Chief Actuary, Thomas A. Weidman. Our Chief Actuary has led a comprehensive review of Group reserves and associated procedures, which is now nearing completion. We continue to use independent advisers.

A preliminary assessment of our internal review indicates that reserve strengthening will add 5 to 7 percentage points to the 95.7 combined ratio recorded in the first half of 2004. Approximately two-thirds of the reserve strengthening relates to US casualty reinsurance business written between 1999 and 2002, the majority attributable to five non-core reinsurance accounts and, which are mainly professional liability lines. The remainder of the US casualty reinsurance reserve adjustment reflects the market deterioration experienced in these lines during the 1999 to 2001 period.

The remainder of the reserve strengthening relates to European reinsurance business written by Rhine Re in 2000 and prior, primarily for marine, aviation, credit and other classes of business no longer written by Alea.

The outcome of the final reserve report will be provided in our preliminary statement of results to be issued in March.

With respect to our insurance portfolio, loss development remains in line with expectations.

Premium growth

Gross premiums written and net premiums earned for 2004 are approximately 17% and 38% higher than 2003, respectively. Excluding the Bristol West reinsurance contract - which, as previously indicated, we did not renew in 2005 - gross premiums written are approximately 25% higher than 2003. This contract has now been commuted with gross premiums written of approximately $92 million, lower than the $116 million assumed at the 2004 half year.

As anticipated, our insurance portfolio continues to grow. Insurance business is approximately 40% of the Group's gross written premiums for the whole of 2004, or 42% excluding Bristol West. The majority of the growth is attributable to the US (Alea Alternative Risk), where the growth rate is approximately 70%. Alea London has grown at a slower rate with insurance business broadly comparable to 2003. Insurance remains key for Alea, although it is expected to show slower growth rates in 2005.

Our reinsurance portfolio has grown at a slower rate than insurance, with gross premiums written approximately 6% higher than 2003, or 16% higher excluding Bristol West. Alea Europe's gross premiums written are approximately 25% higher than 2003. Alea North America's gross premium growth is approximately 10% over 2003. At Alea London, reinsurance premiums are approximately 8% lower than 2003, although excluding Bristol West they are expected to have increased by 16%.

Total insurance and reinsurance premiums for Alea London are approximately 7% lower than 2003. Excluding Bristol West, they are 6% higher.

Investment performance

The second half of 2004 saw reductions in the yield curve leading to a significant improvement in the movement in the group's unrealised losses on its fixed income investment portfolio. The full year unrealised loss is expected to be less than $10 million, compared to an unrealised loss of $29 million at the half year. The Group's investment income yield before realised and unrealised gains and losses is approximately 3.7%. Our strategy of investing in high grade bonds matched to our liabilities for currency and duration remains unchanged.

Tax

As the 2004 reserve strengthening primarily relates to underwriting years absorbed by our Bermudian company, and therefore does not receive tax relief, the Group's effective tax rate is expected to be significantly higher than the 32% reported at the half year. However, the underlying tax rate, excluding reserve development, is still expected to be less than 25%, reflecting the continued growth in Bermudian invested assets and cash from $550 million at the end of 2003 to approximately $850 million at the end of 2004.

Balance sheet management

During 2004, Alea continued to enhance its capital structure. We have completed the issuance of $120 million of hybrid capital in the form of 30-year pooled trust preferred securities priced at LIBOR plus 285 basis points. The transaction triggers a one-time tax charge of approximately $3 million in 2004 and has a net positive impact on the Group's tax position over time.

Legal and regulatory developments

In November 2004, Alea North America Insurance Company received a subpoena from the Attorney General of New York and, together with Alea North America Specialty Insurance Company, received requests for information purposes only from certain US state insurance departments. The subpoena and requests relate to the ongoing industry-wide investigations into US broker and agent compensation agreements. Alea is co-operating fully and has provided responses to the subpoena and requests for information and has conducted its own internal investigations.

To date Alea has not identified any transactions or related matters causing concern.

We believe the recent World Trade Center two-occurrence ruling in New York will have no impact on our $25 million loss estimate.

For further information please contact:

Media:
Keith Anderson +44 20 7621 3202

Analysts & Investors:
Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache +44 20 7269 7200

Notes to editors:

1. Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. For more information on Alea, see www.aleagroup.com.
2. The trust preferred securities will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.
3. Exchange rate at 31 December 2004: US$1.92 = £1.

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd's present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Repurchase
Released	07:00 13-Jan-05
Number	2815H

RNS Number:2815H
Alea Group Holdings(Bermuda) Ltd
13 January 2005

Alea Group Holdings (Bermuda) Ltd
13 January 2005

"On 12 January 2005 Alea Group Holdings (Bermuda) Ltd. bought 91,920 of its own common shares for cancellation at a price of 214p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,330,279 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Blocklisting Interim Review
Released	16:08 17-Dec-04
Number	5775G

RNS Number:5775G
Alea Group Holdings(Bermuda) Ltd
17 December 2004

SCHEDULE 5
BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

1. Name of company ALEA GROUP HOLDINGS (BERMUDA) LTD.

2. Name of scheme
   1. 2002 Stock Purchase and Option Plan
   2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney
   3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company

3. Period of return: From 20/6/04 to 17/12/04

4. Number and class of share(s) (amount of stock/debt security) not issued under scheme at the beginning of the period
   1. 6,573,568
   2. 40,446
   3. 464,340

5. Number of shares issued/allotted under scheme during period:
   1. 0
   2. 13,482
   3. 0

6. Balance under scheme not yet issued/ allotted at end of period
   1. 6,573,568
   2. 26,964
   3. 464,340

7. Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;
   1. 6,573,568 admitted 22/6/04
   2. 40,446 admitted 22/6/04
   3. 464,340 admitted 5/8/04

Please confirm total number of shares in issue at the end of the period in order for us to update our records

174,415,458 shares on 17 December 2004

Contact for queries:

Name: Nicholas R. Watson

Telephone: 0207 621 3177

Address:

The Corn Exchange
55 Mark Lane
London EC3R 7NE

Person making return

Name: Nicholas R. Watson

Position: Deputy General Counsel

Signature:

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Repurchase
Released	07:00 03-Dec-04
Number	9180F

RNS Number:9180F
Alea Group Holdings(Bermuda) Ltd
03 December 2004

"On 2 December 2004 Alea Group Holdings (Bermuda) Ltd. bought 4,200 of its own common shares for cancellation at a price of 213p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,415,458 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	US industry investigations
Released	13:23 24-Nov-04
Number	6000F

RNS Number:6000F
Alea Group Holdings(Bermuda) Ltd
24 November 2004

Alea Group Received Subpoena and Inquiries
On U.S. Industry Broker Compensation Practices

BERMUDA (24 November 2004) - Alea North America Insurance Company, a New York state domiciled, wholly owned subsidiary of Alea Group Holdings (Bermuda) Ltd., has received a subpoena from the Attorney General of New York and, together with Alea North America Specialty Insurance Company, has received requests for information from certain U.S. state insurance departments. The subpoena and requests relate to the on-going industry-wide investigations into U.S. broker and agent compensation agreements. Alea will cooperate fully with these authorities.

ABOUT ALEA GROUP

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Media:
Keith Anderson
+1 860 258 6550

Analysts & Investors:
Peter Brown
+44 20 7621 3383
+44 20 7481 8708

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future

operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd's present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Dividend currency
Released	10:44 08-Nov-04
Number	9634E

RNS Number:9634E
Alea Group Holdings(Bermuda) Ltd
08 November 2004

Dividend currency

On 21 September 2004 Alea Group Holdings (Bermuda) Ltd declared an interim dividend of $0.03 per share. The dividend is payable on 19 November 2004 to those shareholders on the share register on 22 October 2004.

Shareholders who have elected to receive their dividends in British Pounds or Swiss Francs will receive an interim dividend per share of £0.0163 or CHF0.0355 respectively based on the exchange rates prevailing on 29 October 2004. The prevailing exchange rates on 29 October 2004 were 1US Dollar to £0.545 and 1US Dollar to CHF1.183.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share repurchase
Released	07:00 02-Nov-04
Number	6782E

RNS Number:6782E
Alea Group Holdings(Bermuda) Ltd
02 November 2004

"On 1 November 2004 Alea Group Holdings (Bermuda) Ltd. bought 155,780 of its own common shares for cancellation at a price of 212.32p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,419,658 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Repurchase
Released	07:00 25-Oct-04
Number	3526E

RNS Number:3526E
Alea Group Holdings(Bermuda) Ltd
25 October 2004

"On 22 October 2004 Alea Group Holdings (Bermuda) Ltd. bought 20,160 of its own common shares for cancellation at a price of 200.92p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,575,438 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Appointment
Released	11:30 20-Oct-04
Number	2719E

RNS Number:2719E
Alea Group Holdings(Bermuda) Ltd
20 October 2004

Alea Group Names Thomas A. Weidman
Group Chief Actuary

BERMUDA (20 October 2004) - Alea Group Holdings (Bermuda) Ltd.), the global specialty insurance and reinsurance company, announced today that it appointed Thomas A. Weidman, FCAS, MAAA, as Group Chief Actuary.

"Alea has built an excellent reputation for disciplined underwriting and actuarial practices," said Mark Ricciardelli, President and Chief Executive Officer of Alea Group. "Today, we are further strengthening these technical functions with the addition of Tom Weidman to our executive team. Tom will be charged with further developing our group-wide pricing and reserving policies and ensuring that we apply industry best practices to these critical functions.

"Tom's appointment is part of the evolutionary growth of Alea and of our focus on adding to the intellectual capital that is required to lead the successful enterprise that Alea has become. His experience and track record in senior actuarial positions for both primary and reinsurance companies are precisely the qualities we sought for this critical management position.

Mr. Weidman comes to Alea from XL Global Services where he most recently served as Executive Vice President and Actuary. Prior to that, he served for five years as Senior Vice President and Chief Actuarial Officer for NAC Reinsurance Corporation. Mr. Weidman began his professional career at Aetna Life & Casualty where he held positions of increasing responsibility in the actuarial field, culminating in his position as Assistant Vice President, Planning and Actuarial Services, National Accounts.

Mr. Weidman holds a bachelor of science in mathematics from Pennsylvania State University and is a Fellow in the Casualty Actuarial Society and a member of the American Academy of Actuaries.

Mr. Weidman will be based in Rocky Hill, CT, and report to the Chief Executive Officer.

ABOUT ALEA GROUP

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty insurance, reinsurance, programme and finite risk products and services. Alea maintains a significant presence in major

insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, and Switzerland. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Media:
Keith Anderson +1 860 258 6550

Analysts & Investors:
Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache +44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Hurricane Estimates
Released	07:30 11-Oct-04
Number	9213D

RNS Number:9213D
Alea Group Holdings(Bermuda) Ltd
11 October 2004

Alea Group Estimates Impact Of Hurricanes

BERMUDA (11 October, 2004) - Alea Group Holdings (Bermuda) Ltd., the specialty insurer and reinsurer, today announces the estimated impact on earnings of recent hurricane activity in the United States and the Caribbean. Hurricanes Charley, Frances, Ivan and Jeanne have resulted in one of the most active storm seasons in the region ever recorded.

The ultimate cost of these four hurricanes is estimated at approximately $55 million (£30.9 million) on a pre-tax basis. The estimate includes the net pre-tax cost previously announced for Hurricane Charley of less than $10 million.

The loss estimate was calculated following a thorough review of our portfolio, and discussions with clients and brokers. The impact of recent typhoons to strike the Pacific region is not expected to be significant.

Mark Ricciardelli, Group Chief Executive Officer, said: "The 2004 hurricane season has been one of the most active on record. Hurricanes Charley, Frances, Ivan and Jeanne have cumulatively created one of the costliest seasons recorded for our industry. As a consequence, we believe these storms will have a positive impact on rates in 2005 and 2006."

ABOUT ALEA GROUP

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty reinsurance, insurance, programme and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Media:
Keith Anderson +1 860 258 6550

Analysts & Investors:
Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache +44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different from future results, performance or achieve

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Appointment
Released	11:00 07-Oct-04
Number	8236D

RNS Number:8236D
Alea Group Holdings(Bermuda) Ltd
07 October 2004

Alea Group Names Peter Brown

Investor Relations Manager

BERMUDA (7 October, 2004) - Alea Group Holdings (Bermuda) Ltd., the global specialty insurance and reinsurance company, announced today that it appointed Peter Brown as manager of Investor Relations. Mr. Brown will be based in London and will report to Amanda Atkins, Group Chief Financial Officer.

"Peter's appointment marks an important step in our evolution as a public company," said Ms. Atkins. "He has a strong, diversified background in finance and will be charged with ensuring that we maintain an active and open dialog with the financial community.

"Peter will be focused on communicating who we are as a company and on our growing position in the industry," said Ms. Atkins. "His knowledge of the financial community and their informational needs and perspectives will serve us well in achieving our goals of providing a clear picture of our global specialty insurance and reinsurance operations and of our strategic direction."

Mr. Brown's background gives him a perspective that will be crucial to developing Alea's financial communications. Since 1999, Mr. Brown has held a number of financial positions of increasing responsibility within Prudential Plc, most recently as Corporate Finance Manager with specific responsibility for Prudential's UK and Europe Insurance Operations. Prior to this Peter was with Arthur Andersen in the Audit and Business Assurance department where he qualified as a Chartered Accountant. Peter is an honours graduate of the University of Sheffield in Mechanical Engineering.

ABOUT ALEA GROUP

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty insurance, reinsurance, programme and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Media:
Keith Anderson +1 860 258 6550

Analysts & Investors:
Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache +44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Appointment
Released	11:00 06-Oct-04
Number	7527D

RNS Number:7527D
Alea Group Holdings(Bermuda) Ltd
06 October 2004

Alea Group Names Keith F. Anderson
Senior Vice President, Corporate Marketing and Communications

BERMUDA (6 October, 2004) - Alea Group Holdings (Bermuda) Ltd., the global specialty insurance and reinsurance company, announced today that it appointed Keith F. Anderson as Senior Vice President, Corporate Marketing and Communications.

"As Alea Group's presence in the global insurance marketplace increases, communications with our many constituents becomes increasingly important," said Mark Ricciardelli, President and Chief Executive Officer of Alea Group. "Keith's depth of experience in both the broader communications field and the property/ casualty industry in particular will serve us well in our efforts to reach out to customers, agents and brokers."

Mr. Anderson will have responsibility for both internal and external communications, including corporate branding and advertising, press relations, marketing services and our external and internal website informational content.

Mr. Anderson joins Alea after serving as the Chief Communications Officer for Travelers Property Casualty, having joined that company in 1993. Prior to Travelers, he served as the Chief Operating Officer at Carl Byoir & Associates, a New York based public relations firm.

Mr. Anderson began his career at NASA during the Apollo program then moved into the corporate arena serving in positions of increasing responsibility in the petroleum industry, including the post of senior press officer for Gulf Oil Corporation. In 1983, he joined PepsiCo as Director of Corporate Communications.

Mr. Anderson will be based in Alea Group's office in Rocky Hill, Connecticut and will report directly to Mr. Ricciardelli. He holds a Bachelor of Science degree in Journalism from West Virginia University.

ABOUT ALEA GROUP

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty insurance, reinsurance, program and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the

London Stock Exchange under the ticker "ALEA". For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Media: Keith Anderson +1 860 258 6550

Analysts & Investors: Peter Brown +44 20 7621 3383

Financial Dynamics
Robert Bailhache +44 20 7269 7200

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Repurchase
Released	07:15 29-Sep-04
Number	4458D

RNS Number:4458D
Alea Group Holdings(Bermuda) Ltd
29 September 2004

"On 28 September 2004 Alea Group Holdings (Bermuda) Ltd. bought 4,140 of its own common shares for cancellation at a price of 200.92p each. The repurchases are made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,588,857 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	New Financing Facility
Released	07:00 29-Sep-04
Number	4473D

RNS Number:4473D
Alea Group Holdings(Bermuda) Ltd
29 September 2004

Alea Group Holdings (Bermuda) Ltd

Major New Financing Facility

29th September 2004

Alea Group Holdings (Bermuda) Ltd ("Alea") is pleased to announce that it has implemented a new $250 million credit facility for the Bermuda holding company with a group of banks led by ABN AMRO Bank N.V. and Bank of America, who will also act as facility agent. Barclays Bank PLC, Dresdner Kleinwort Wasserstein and JP Morgan plc have joined as Mandated Lead Arrangers.

This new unsecured financing is in the form of a $200 million term loan and a $50 million revolving credit facility. It will be used primarily to refinance Alea's existing secured bank agreements, under which a total of $176.9 million was outstanding as of 30th June 2004. The new non-amortizing loan facility includes certain covenants and will mature after three years. The balance of this facility will be used to support Alea's medium term development.

The more favourable terms of this new facility are expected to result in annual interest savings based on the existing amount borrowed of $1.5 million. However, the replacement of the old facility will crystallise a one-off release of capitalised expenses of approximately $2 million which will be taken as a charge in the second half of 2004.

Commenting on the new facility Amanda Atkins, Chief Financial Officer said:

"This new facility was oversubscribed and supported by nine relationship-oriented banks. The new terms are not only expected to deliver significant cost savings, but they also exemplify the bank market's recognition of Alea's strong and improving performance."

For further information:

Alea Group 020 7621 3383
Amanda Atkins, Finance Director
Peter Brown, Investor Relations Manager

Financial Dynamics 020 7269 7229
Robert Bailhache/ Charles Armitstead

ABOUT ALEA GROUP

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty reinsurance, insurance, program and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea, see www.aleagroup.com.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Director Shareholding
Released	14:43 28-Sep-04
Number	4312D

RNS Number:4312D
Alea Group Holdings(Bermuda) Ltd
28 September 2004

Alea Group Holdings (Bermuda) Limited (the "Company")

Notification of Director's Interests in Shares

Bermuda (28 September, 2004) - The Company has received notice that Edward B. Jobe a non-executive director of the Company purchased 27,000 common shares in the Company on 22 September 2004 at an average price of £2.03 per share. Mr. Jobe has no further interest in the share capital of the Company.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd.

This information is provided by RNS
The company news service from the London Stock Exchange

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16 March 2005

Alea Group Holdings (Bermuda) Ltd

Preliminary results for the year ended 31 December 2004

Alea comprehensive reserve study completed in-line with expectations

Reserve study

- Comprehensive reserve study completed in-line with guidance of 5-7 point second half increase in combined ratio (H1 2004: 95.7%)
- Reserve increases of $72.5 million in the second half (H1 2004: $21.2 million; 2003: $19.2 million) add 6.1 points to combined ratio

Financial performance

- Combined ratio[1] of 104.2% (2003: 96.8%) in-line with guidance of 103-105%
- Underlying combined ratio[2] of 93.9% (2003: 94.5%) reflecting strong performance from core business
- Net asset value of $4.05 per share (£2.10 at 31 December 2004 exchange rate of $1.93 = £1)
- Second half storm losses of $51.4 million, lower than $55 million forecast originally
- Gross premiums up 22% to $1,583 million (2003: $1,300 million)
- Profit before tax of $10.9 million (2003: $54.5 million), including unrealised investment losses of $7.1 million (2003: $29.2 million)
- Tax charge of $16.6 million (2003: $13.5 million) reflecting limited tax relief on reserve additions and one-off US withholding tax charge of $4 million
- Fully diluted after tax loss per share of $0.03 (2003: profit of $0.42) - fully diluted operating EPS $0.06 (2003: $0.54)
- Annualised operating return on equity[3] of 2%
- Final 2004 dividend of $0.07 per share recommended, to give total dividend of $0.10 per share

Outlook and prospects

- Growing insurance portfolio with a combined ratio of 89.1% (2003: 104.1%): reinsurance combined ratio of 110.9% (2003: 93.5%).
- Strong underwriting conditions continue: rate increases equal to claims inflation. Profitability consistent with target RoE
- Net unearned premium reserve increased 17% to $660 million[4] (2003: $563 million) representing tangible future revenue
- Pre-tax loss estimate from Windstorm Erwin in January 2005 of between $20 million and $25 million.

Management

- Kirk H. Lusk (44) becomes interim Group Chief Financial Officer, effective 15 March, upon the departure of Amanda J. Atkins, who has resigned, on agreed terms, from her post as Group Chief Financial Officer and as a Director and will leave Alea on 5 April. A search for a London - or Continental European-based replacement has been initiated.

Comments of Mark L. Ricciardelli, Group Chief Executive:

"We have completed our rigorous global reserve review, which led to a second half reserve increase of $73 million, in-line with our previous guidance. This action, combined with the unusually high natural catastrophe losses experienced brought our combined ratio to 104.2%. We believe we have a rigorous approach to reserving, and that prospectively our risks and opportunities are balanced. We are particularly pleased with our growing insurance portfolio which has contributed to our underlying

combined ratio[2] of 93.9%, reinforcing our belief in Alea's core strategy of focussing on small and mid-size clients and low to medium volatility risks.

2004 was a year of significant and positive change for Alea. We strengthened our management team, realigned our US operations, instituted more rigorous strategic planning processes, including a metrics-driven operating culture, and implemented a new leadership team structure. In addition, we continued to grow our business, principally on the insurance side, bringing that segment into closer balance with our reinsurance portfolio.

We remain committed to our long-term goal of a 12-15% cross-cycle return on equity[5]. I believe this underlying performance, along with our reserve actions, place us in a stronger position as we move towards this goal in 2005."

Notes

1: Combined ratio is the aggregate of the expense and loss ratio. Expense ratio is the aggregate of acquisition and administrative expenses and includes other technical charges net of reinsurance, less technical income as a percentage of net earned premiums. The loss ratio is claims incurred net of reinsurance as a percentage of net earned premiums.

2: Underlying combined ratio is reported ratio excluding storm losses and prior year reserve additions. It is not a reflection of Alea's long-term forecast combined ratio.

3: Operating profit after tax as a percentage of average equity shareholders' funds.

4. Excludes $57 million of unearned premiums relating to Bristol West.

5: On a post-tax operating basis

Summarised Profit and Loss Account

	Year ended 31 Dec 04 $m	31 Dec 03 $m
Gross premiums written	**1,582.6**	1,300.2
Net premiums written	**1,338.1**	1,028.7
Earned premiums, net of reinsurance	**1,182.1**	858.5
Claims incurred, net of reinsurance	**(832.6)**	(528.7)
Net operating expenses	**(386.5)**	(285.5)
Other technical income, net of reinsurance	**4.2**	2.4
Other technical charges, net of reinsurance	**(16.8)**	(19.0)
Underwriting result before longer term rate of return	**(49.6)**	27.7
Longer term rate of return allocated to the technical account	**87.8**	57.8
Underwriting result	**38.2**	85.5
Movement in claims equalisation provision	**0.6**	(3.8)
Balance on the technical account - general business	**38.8**	81.7
Gross investment income	**76.4**	56.3
Net realised gains on investments	**2.6**	12.1
Net unrealised losses on investments	**(7.1)**	(29.2)
Other investment expenses	**(4.7)**	(4.0)
Actual investment return	**67.2**	35.3
Allocated investment return transferred to the technical account - general business	**(87.8)**	(57.8)
Debt interest	**(5.1)**	(4.7)
Amortisation of capitalised loan expenses	**(2.2)**	-
Profit on ordinary activities before tax	**10.9**	54.5
Comprising:		
Operating profit	**30.9**	80.8
Short-term fluctuations in investment return	**(20.6)**	(22.5)
Movement in claims equalisation provision	**0.6**	(3.8)
	10.9	54.5
Tax charge on profit on ordinary activities	**(16.6)**	(13.5)
(Loss)/profit on ordinary activities after tax	**(5.7)**	41.0
Minority interest - gain on subordinated preferred shares issued by subsidiaries	**-**	7.5
Dividends payable	**(17.4)**	-
Retained (loss) profit for the period	**(23.1)**	48.5

Senior management will brief analysts at 10.00 am GMT at the London Underwriting Centre. The presentation will be available by webcast at www.aleagroup.com.

For further information please contact:

Media:	Keith Anderson:	+44 20 7621 3202
Analysts & Investors	Peter Brown:	+44 20 7621 3383
	Financial Dynamics (Robert Bailhache):	+44 20 7269 7200

CHAIRMAN'S STATEMENT

The past year was notable for the strong financial and operational steps taken both by the Board and by the management, including the injection of new management talent and a thorough evaluation of claim reserves leading to a substantial increase of such reserves. We believe these actions advance the Group on a path towards fulfilling the inherent promise of the Alea business strategy.

Market environment

From an operating standpoint, 2004 was a challenging year for the industry and for the Group. Storms in the Caribbean, South Eastern US and the Pacific combined to produce record catastrophe losses for the industry estimated at between $35 billion and $40 billion. In addition, the industry continued to recognise claims development in US casualty business written between 1997 and 2002. Alea was not immune to either of these trends. In addition, the industry is faced with the reality of a low US interest rate environment, with its consequential effects on returns on assets held, which further emphasises the importance of underwriting profitability.

As a partial offset, continued advances in technology have led to improved risk selection and risk management. Taken together, these market environment factors – storms, adverse development, low interest rates and improved technology – are producing a moderation in the anticipated decline in rates as we move through the underwriting cycle.

Outlook for 2005

Alea continues to benefit from the current rate environment, although we expect to see some pressure on terms and conditions. Underwriting conditions in our target markets continue to provide opportunities for returns above our hurdle rates. I believe this rate environment, combined with the actions taken by management in 2004, leaves Alea well placed to deliver a solid performance for shareholders in 2005 and beyond.

Dividend

I am pleased to report that Alea is recommending a final dividend of $0.07 per share which, when added to the interim dividend of $0.03 per share will bring the total dividend for 2004 to $0.10 per share, or $17.4 million in aggregate. This dividend policy is indicative of the Board's belief in Alea's long-term ability to generate significant returns for shareholders. Subject to shareholder approval, this dividend will be paid on 10 June 2005 to those shareholders on the share register at close of business on 13 May 2005.

Board changes

In June of 2004, Mark L. Ricciardelli succeeded Dennis Purkiss as Group CEO. I would like to thank Dennis for his contribution to Alea. Mark, who was appointed Group CEO in June of last year, is an industry veteran of 29 years and has made significant progress in his first six months.

Kirk Lusk was appointed interim Group Chief Financial Officer to fill the post vacated by Amanda Atkins who resigned from this position and from the Board on agreed terms, with effect from 15 March, and will leave Alea on 5 April.

In informing the Board of her decision, Amanda noted that Alea has successfully established itself as a competitor in the global marketplace, and she now feels comfortable in moving on to seek other professional challenges.

Amanda has played a key role at Alea since joining the Group in 1999. On behalf of the Board of Directors, we wish to thank her for her service and to wish her well in her future endeavours.

Mr. Lusk, currently Alea's Chief Administrative Officer, is a seasoned veteran of the insurance industry, has extensive experience in corporate finance, including both GAAP and statutory reporting, and has served as CFO for US and Bermuda based businesses. His finance experience includes responsibility

for capital allocation and investment management. Mr. Lusk's background also includes underwriting and business planning and development. Prior to joining Alea, he was Manager of Finance for Global Casualty, of GE's Employers Reinsurance Corporation. He holds a Bachelors degree in Economics from The Colorado College and a Masters of Business Administration from the University of Connecticut.

Alea has begun a search for a Group Chief Financial Officer who is expected to be based in London or Continental Europe.

In September 2004, Edward B. Jobe was appointed to the Board as an independent director and member of the Audit Committee. Ed brings a wealth of market experience and relationships to Alea, having served as Chairman and CEO of American Re until he retired in 1996.

Finally, I wish to thank my fellow directors, management and staff for their commitment and effort during a difficult year. This, combined with the support of brokers, customers and shareholders, has allowed the Group to achieve notable progress in 2004. I am confident that Alea is well positioned to build value in the year ahead.

CHIEF EXECUTIVE OFFICER'S REPORT

I am pleased to report that our comprehensive global reserve review is complete. We are confident we have taken the necessary steps to ensure our reserving approach is sufficiently rigorous. Although this exercise has impacted 2004 financial performance, I believe it enables us to focus on our core strategy and enhance shareholder value.

2004 initiatives

During 2004 the business has implemented a number of initiatives to strengthen Alea and position the Group for profitable growth:

Management

- recruiting management talent to strengthen strategic planning, marketing communications, investor relations, and actuarial pricing and reserving.
- supplementing our technical skill base adding underwriting and actuarial talent in the growth areas of our business.
- realigning our North American operations to streamline decision-making, improve productivity and provide greater resources to our growing insurance portfolio.

Operations

- developing and implementing an advanced metrics-driven performance management system that allows us to monitor and respond to our business proactively.
- enhancing the planning processes bringing greater transparency to our global business.
- enhancing controls and operating infrastructure across enabling functions.

Business review

- conducting an in-depth product line review and initiating a process of portfolio segmentation to facilitate cycle management
- identifying $97 million of strategic exits, primarily in US casualty reinsurance.
- initiating a comprehensive review of our expense base to improve productivity.
- completing a global, in-depth reserve study in cooperation with claims staff and legal counsel.

Alea has experienced significant change and progress in 2004. We will continue to improve and strengthen Alea in 2005.

Reserve review

The review has resulted in an increase in reserves during the second half of the year of $72.5 million, in line with the January 2005 estimate of $60 million to $80 million. This increase was the result of higher

claims activity, an in-depth evaluation of actual and expected claims, which included site visits at a number of ceding companies, and the global application of actuarial processes, procedures and policies.

In aggregate the Group recorded net post discount prior year total reserve additions of $93.7 million in 2004, producing a 104.2% combined ratio. Of the $93.7 million, 98% is attributable to US and European reinsurance business and includes first half adverse reserve development of $21.2 million.

US casualty reinsurance accounted for $58.8 million of the reserve development, and of this, approximately two-thirds was attributable to five reinsurance contracts written between 1999 and 2002. These contracts have subsequently not been renewed.

European reinsurance accounted for $33.2 million of the adverse reserve development, relating to accounts written by Rhine Re in 2000 and prior. Reserve increases in Alea Europe reflect a decision to apply more conservative estimates of long-term development to the overall paid claims projections. This gives greater weight to outstanding claims data than in previous years. Actual cash flows on this business remain largely within expectations.

This review reinforced our belief in Alea's business model as our core insurance and reinsurance portfolios continue to perform in line with expectations. Our growing insurance business generated a combined ratio for 2004 of 89.1%, which contributed to our strong underlying combined ratio of 93.9%. The review also reaffirmed our belief in the high quality of our underwriting and reserving systems.

Storms

Our previously announced initial estimate of ultimate pre-tax net loss for the third quarter hurricanes was $55 million, based on our extensive database and internal modelling capabilities as well as on-site evaluations. We are now lowering our loss estimate to $51.4 million, including $41.9 million relating to the hurricanes. On 26 December 2004, the South Asian earthquake and tsunami resulted in a significant loss of life and destruction; however, the Group's exposure to this disaster is minimal.

Windstorm Erwin hit northern Europe and Scandinavia in early January 2005 and was one of the most severe storms to have affected the region in the past 15 years. Industry estimates place total losses between $1.3 billion and $1.7 billion. Alea's preliminary pre-tax estimate of losses from this windstorm is between $20 million and $25 million reflecting losses from five major programmes in Denmark and Sweden.

Management

Alea continues to mature and is evolving into an increasingly sophisticated global portfolio of businesses. A critical aspect of this evolution is the need to transition from a transaction-orientated management style to one that is more strategically driven. To assist us in making this transition, we have added to our intellectual capital by recruiting a number of talented and experienced insurance industry professionals.

Renewals

The first quarter renewal season is important for Alea Europe, although a significant proportion of our business renews in later quarters. In 2005 the Group has declined renewals representing approximately 18% of the portfolio due for renewal in the first quarter. These strategic exits, representing $97 million of business, were primarily in US casualty reinsurance. This business was not renewed because it fell below our profitability hurdles, had deterioration in terms and conditions, or was outside our core strategy. In addition the 2001-2003 Bristol West contract was commuted with effect from 1 January 2005. This contract performed in line with our expectations.

On our core portfolio, rate increases are approximately equal to claims inflation and consequently we expect the strong underwriting conditions experienced in 2004 to continue. We have also seen a 6% increase in new business and a 5% increase in our line share reflecting the strength and increased recognition of our marketing efforts.

Prospects

We continue to see selective growth opportunities in our insurance and reinsurance businesses, with relatively higher growth expected from insurance. Our primary focus remains small to medium size businesses and low to medium volatility risks.

Looking ahead our renewals experience to date together with our claims and expense initiatives leads us to anticipate steady growth at acceptable rates and terms. We remain committed to our long-term goal of a 12% to 15% post tax operating profit return on equity.

OPERATING REVIEW

The Group has experienced sound performance for the 2003 and 2004 underwriting years. This demonstrates the success of our core strategy of providing insurance and reinsurance coverage for small to mid market clients or divisions of larger companies in the US, Europe and the UK.

	Gross premiums written Year ended			Net premiums earned Year ended		
	31 Dec 04 $m	31 Dec 03 $m	Growth %	31 Dec 04 $m	31 Dec 03 $m	Growth %
Alea Alternative Risk	445.6	261.1	71	234.1	97.9	139
Alea London[1]	581.8	566.1	3	496.6	407.7	22
Alea Europe	238.5	190.1	25	216.1	163.6	32
Alea North America	316.7	282.9	12	235.3	189.3	24
Total[2]	1,582.6	1,300.2	22	1,182.1	858.5	38

1:Including Bristol West. 2: Excluding Bristol West, gross premiums written are $1,433.2 (2003: $1,141.7 million).

Insurance and reinsurance portfolios

The prospects for our growing insurance portfolio are promising. In 2004 insurance represented 41% of the Group's gross written premium, rising to 46% when amounts relating to the Bristol West contract are excluded. The majority of this growth is from Alea Alternative Risk, which distributes unbundled products in the US through risk sharing partners. We expect our insurance business to continue to grow faster than reinsurance, albeit at a slower pace than in 2004.

	Year ended 31 December 2004		Year ended 31 December 2003	
Gross premiums written	$m	%	$m	%
Insurance	653.7	41	432.4	33
Reinsurance	928.9	59	867.8	67
Total[1]	1,582.6	100	1,300.2	100

1: Excluding Bristol West, 2004 GPW: 46% insurance (2003: 38%)

We commenced writing significant volumes of insurance business in 2001, with $56 million of gross written premiums in that year. Consequently we have avoided most of the industry problems arising from underwriting years 1997 to 2001. Insurance reserves continue to develop in line with expectations, with the strong 2004 and 2003 underwriting years delivering a combined ratio of 89.1% (2003: 104.1%). Reinsurance business accounted for 98% of our adverse reserve development and is reflected in the 110.9% combined ratio (2003: 93.5%).

Combined ratio	Year ended 31 December 2004	Year ended 31 December 2003
Insurance	89.1%	104.1%
Reinsurance	110.9%	93.5%

Lines of business

We seek to write a balanced portfolio of property and casualty business. The mix between property and casualty in 2004 was similar to 2003 and we are not expecting significant changes in 2005. 74% of insurance business is casualty (2003: 78%), falling to 72% for our reinsurance business (2003: 67%).

	Year ended 31 December 2004		Year ended 31 December 2003	
Gross premiums written	$m	%	$m	%
Casualty	1,156.0	73	923.8	71
Property	399.6	25	324.4	25
Other	27.0	2	52.0	4
Total[1]	1,582.6	100	1,300.2	100

1: Excluding Bristol West: 2004, GPW: 70% casualty (2003: 68%)

Excluding the Bristol West motor reinsurance contract our casualty portfolio in 2004 was 35% general liability, 28% motor, 22% workers' compensation, 14% professional liability, and 1% other.

Alea Alternative Risk (AAR) – Insurance

Results

AAR is the Group's fastest growing segment, with growth due to a high renewal rate (90% renewal retention ratio in 2004), an increased number of opportunities in the sector and underlying growth within existing programmes. Substantial premium volume is shared with partners. The ratio of net earned to gross earned premiums is 58% (2003: 48%) which is the result of an effort to retain a more significant risk position. AAR's gross premiums written earns over three financial years with approximately 25% being earned in year one, 65% in year two and 10% in year three. In 2004 the benefits of the growth in 2003 flowed into 2004 earnings.

The improvement in the loss ratio is due to price increases, minimal adverse reserve development on prior years and an improving mix of business. The 4.5 point improvement in the expense ratio reflects increasing absorption of necessary infrastructure costs as the business achieves scale.

	Year ended		
	31 Dec 04	31 Dec 03	Change
	$m	$m	
Gross premiums written	**445.6**	261.1	+71%
Net premiums earned	**234.1**	97.9	+139%
Underwriting result after allocated investment return	**55.6**	4.4	+1164%
Expense ratio	**31.8%**	36.3%	+4.5pts
Loss ratio	**53.7%**	72.1%	+18.4pts
Combined ratio	**85.5%**	108.4%	+23pts
Net reserves	**146.8**	74.6	+97%

AAR provides commercial programme insurance solutions to middle market and small accounts within the US market. All programmes include unbundled services and risk sharing by the client. AAR partners with underwriting managers, typically Managing General Agents (MGAs) or Managing General Underwriters (MGUs) third party administrators and other service providers to deliver an unbundled insurance product. All clients assume a risk position irrespective of whether the programme is managed through a captive, rent-a-captive or a structured loss-sharing mechanism. This ensures their interests are aligned with ours.

AAR focuses on workers' compensation (49% of 2004 gross premiums written), general liability (24%), auto liability (20%) and property (7%) lines of business. Within these lines, AAR's preferred market segments are retail, wholesale, service operations, artisan contracting, light manufacturing, residential and automobile businesses.

The business model includes a multi-disciplined approach to underwriting, reflecting high transaction volumes and comprehensive review and monitoring of the business. Nearly 200 compliance, claims, loss

control, finance, and underwriting audits were completed during 2004. In addition, AAR closely monitors the credit risk and collateral posted on its behalf. By creating a strong control environment, AAR can properly monitor its business partners and products. Insurance processes are inherently more expensive than reinsurance and, consequently, given AAR's relative growth rate we anticipate this segment will increase the Group's 2005 expense ratio.

Outlook

Although the book is relatively young, AAR's underwriting team has an average of 20 years experience in the insurance market, with business first being written in 2001. Claims experience to date has been in line with expectations. Management is confident of being able to continue to grow the book profitably.

For business renewing in January 2005 rates were relatively flat with US general liability and automobile business providing rate increases of up to 3% and workers' compensation declining by up to 2%. Although deductions are also relatively flat, there is pressure on terms and conditions.

Although the specialist insurance market will not grow as rapidly as it has over the last few years, management are confident of being able to grow the AAR book profitably as substantial opportunities remain.

Alea London – Insurance and reinsurance

Results

Alea London is a non-syndicated London market operation, managing an international book of business sourced through the London broker market. Insurance business represented 53% of total gross premiums written (excluding Bristol West) in 2004 (2003: 47%). Alea London's insurance business is expected to grow faster than reinsurance, albeit at a slower rate than previously noted. Its reinsurance portfolio is expected to grow selectively in 2005.

Alea London writes the majority of the Group's property catastrophe portfolio outside of continental Europe, and consequently its 2004 operating performance was impacted by the second half storms. Alea London also wrote 22% of the Group's US casualty business in 2002 and earlier, including one of the five large professional liability contracts which together contributed two-thirds of the Group's US casualty development. The contract was subsequently not renewed.

The storms and reserve development impacted Alea London's and the Group's loss ratios by 13.9% and 5.8% respectively. Claims experience on Alea London's insurance portfolio and on its non-US casualty reinsurance lines of business are in line with expectations. The expense ratio is 0.9 points lower than 2003 due to foreign exchange effects and the inclusion of some non-repeating expenses.

	Year ended		
	31 Dec 04	31 Dec 03	Change
	$m	$m	
Gross premiums written[1]	**581.8**	566.0	+3%
Net premiums earned	**496.6**	407.7	+22%
Underwriting result after allocated investment return	**4.3**	68.1	-94%
Expense ratio	**32.4%**	31.5%	-0.9pts
Loss ratio	**71.0%**	55.2%	-15.8pts
Combined ratio	**103.4%**	86.7%	-16.7pts
Underlying combined ratio[2]	**89.5%**	86.1%	-3.4pts
Net reserves	**330.9**	198.5	+67%

1 Including Bristol West premiums of $149.4 million (2003: $158.5 million)
2 Combined ratio excluding storm losses and prior year reserve additions

The growth in net premiums earned reflects the impact of the increase in gross premium volumes in 2003 and 2004. Alea London's gross premiums written earn approximately 55% in year one, 35% in year two and 10% in year three.

Gross premiums written through the Bristol West contract were $149.4 million (2003: $158.5 million). $56.5 million of unearned premiums is carried forward into 2005; however as this contract was commuted with effect from 1 January 2005 these premiums will be recorded as a reduction to gross written premium in the 2005 financial statements with no impact on net earned premium or profit. The contract performed in line with expectations generating $4.5 million of underwriting profit in 2004 (2003: $3.8 million).

In 2004 both the insurance and reinsurance portfolios (excluding Bristol West) were approximately 60% casualty and 40% property. Alea London writes a range of insurance business through strategic relationships with MGAs and MGUs including general liability, property and motor, including the previously announced partnerships with Endsleigh Insurance Services and Kinetic Underwriting Concepts to write specialist UK motor insurance. Over 50% of the casualty book is general liability, with professional liability accounting for less than 7%. A significant proportion of Alea London's insurance activity is excess and surplus lines business. This is showing growth in a favourable rate environment.

Outlook

2005 insurance rates have shown improvements of up to 5% and are mainly flat net of claims inflation. Reinsurance casualty classes are experiencing rate increases of up to 5% with the exception of non-US general liability which is forecast to reduce by up to 5%. Property catastrophe rates outside the US are down by between 5% to 10%, excepting areas affected by the third quarter hurricanes where increases are being seen. US property catastrophe pricing is flat. Terms and conditions remain stable.

In the first quarter renewal season Alea London recorded an 84% renewal retention ratio reflecting strategic exits in US casualty. Overall pricing for Alea London continues to be attractive and should continue to be so through 2005.

Alea Europe - Reinsurance

Results

Alea Europe primarily reinsures property and casualty treaty business, which represents 92% of total gross premiums written in 2004 (2003: 87%), of which property represents 57% and casualty 34%. Within the casualty portfolio 62% is motor, 16% is professional liability and 10% general liability. Typical customers are mutual insurance companies with less than $500 million of capital.

	Year ended		
	31 Dec 04	31 Dec 03	Change
	$m	$m	
Gross premiums written	**238.5**	190.1	+25%
Net premiums earned	**216.1**	163.6	+32%
Underwriting result after allocated investment return	**1.3**	11.1	-88%
Expense ratio	**33.4%**	37.6%	+4.2pts
Loss ratio	**75.3%**	63.0%	-12.3pts
Combined ratio	**108.7%**	100.6%	-8.1pts
Underlying combined ratio[1]	**93.4%**	100.6%	+7.2pts
Net reserves	**340.6**	208.5	+63%

1 Combined ratio excluding storm losses and prior year reserve additions.

The increase in gross premiums written and net premiums earned is primarily due to strong business retention, as a result of excellent client relationships, and a significant amount of new business. The majority of Alea Europe's business renews in the first quarter. The renewal retention ratio in 2004 was 73%. This relatively low renewal rate reflects Alea Europe's reduction in marine business at the end of 2003. The renewal retention rate increased to 85% in 2005. Approximately 90% of Alea Europe's business earns in year one.

The majority of the adverse development of $33.2 million related to credit, (a business from which Alea Europe withdrew in 2002), marine (materially withdrew in 2000, further withdrew in 2003) and aviation (withdrew in

2001) written by Rhine Re in underwriting years 2000 and prior. The development taken is different in nature to our US casualty development as it relates to a large number of small accounts rather than any large single contracts. Driven by our visits to primary companies we now anticipate claims will be paid over a longer period than previously estimated. The reserve changes are not being driven by new large claims. Instead we anticipate further modest development as the claims are settled. The impact of the development on Alea Europe's and the Group's loss ratio is 15.3 points and 2.8 points respectively.

Alea Europe's expense ratio has improved by 4.2 points. Administrative expenses have increased by only $2 million in 2004 while net premiums earned have increased by over $50 million, reflecting the focused expense management in place.

Key markets are Germany, France, Austria and Spain, which together account for 68% of 2004 gross premiums written. Since 2001 focus has been placed on increasing the number of contracts where a lead position is taken, thereby providing greater control over terms and conditions together with a deeper understanding of the customer base. In order to develop a stronger relationship with cedants we have been increasingly managing relationships directly rather than through brokers. In 2004 59% of premium volume was direct (2003: 45%).

Outlook

For 2005, casualty rates across target European countries and lines are mainly flat, or have improved by up to 5%. Deductions and other terms and conditions are also relatively unchanged. European property catastrophe rates are down by 5-10%. Alea Europe expects to record selective growth in 2005.

Alea North America (ANA) – Reinsurance

Results

ANA is the Group's main access point to the North American reinsurance treaty market. ANA focuses on traditional reinsurance solutions for small and mid-size insurance companies, specialty insurers and specialty divisions of larger companies that provide coverage to small and medium sized insurance companies. In 2004 ANA's business was split between motor (38%), general liability (30%), professional liability (20%), workers' compensation (6%) and property (6%). ANA's strategy is to reduce earnings volatility by focussing on working-layer business which is typically characterised by a shorter duration and lower volatility than higher layer excess business. A typical risk would be professional cover for suburban book-keepers, or general cover for family-owned construction companies.

	Year ended		
	31 Dec 04 $m	31 Dec 03 $m	Change
Gross premiums written	**316.7**	282.9	+12%
Net premiums earned	**235.3**	189.3	+24%
Underwriting result after allocated investment return	**(18.7)**	5.0	-474%
Expense ratio	**37.1%**	38.7%	+1.6pts
Loss ratio	**81.4%**	68.7%	-12.7pts
Combined ratio	**118.5%**	107.4%	-11.1pts
Underlying combined ratio[1]	**101.2%**	95.8%	-5.4pts
Net reserves	**289.4**	190.4	+52%

1: Combined ratio excluding storm losses and prior year reserve additions.

The significantly higher growth in net earned over gross written premiums is due to the volume of business written in the second half of 2003 which predominantly earned in 2004. ANA's business earns approximately 35% in year one, 60% in year two and 5% in year three.

For presentation purposes, ANA's operating result includes the majority of Alea Bermuda's operating result (the remainder is in AAR). In 2001 and earlier, when the Group did not have US licenses, reinsurance

business was written in Alea Bermuda. As these years include the majority of the adverse development recorded in 2004, a significant proportion of the loss has been recorded in Alea Bermuda.

Between 1999 and 2002 ANA, and Alea Bermuda wrote 78% of the Group's US casualty portfolio. ANA's result includes the majority of the Group's US casualty development of $58.8 million as it wrote four of the five contracts which together accounted for approximately two-thirds of the Group's aggregate reserve development for this line of business. These accounts were cancelled between 1999 and 2002. The main lines of business in ANA affected by the adverse development are professional liability (primarily Errors and Omissions and Directors' and Officers) and umbrella general liability. The development impacts ANA and the Group's loss ratio by 17.3 points and 3.4 points respectively. Excluding the results of Alea Bermuda and the 2001 and 2002 underwriting years the ANA combined ratio was 94.5% (2003: 92.3%).

ANA differentiates itself by focusing on service. A recent independent survey ranked ANA as first amongst its target brokers for strength of underwriting relationships, responsive service and timely claims payments. ANA's renewal retention ratio for 2004 was 83%.

Outlook

2005 underwriting conditions in US casualty business remain strong, with rates either flat or slightly increasing. Prospectively ANA intends to focus on managing its existing portfolio and consequently is not expected to grow as fast as the rest of the Group.

FINANCIAL REVIEW

Combined ratio

The combined ratio for 2004, calculated on a net earned basis, was 104.2% (2003: 96.8%). The 7.4 point negative movement over 2003 includes a negative 8.8 point movement in the loss ratio to 70.4% (2003: 61.6%) partially offset by a 1.4 point positive movement on the expense ratio to 33.8% (2003: 35.2%) due to a reduction in technical charges. The 2004 combined ratio can be analysed as below:

	Year ended 31 December	
	2004	2003
	%	%
Reported combined ratio	**104.2**	96.8
Catastrophes[1]	**(2.4)**	-
Combined ratio net of catastrophes	**101.8**	96.8
Reserve increases		
US casualty reinsurance	**(5.0)**	(2.8)
European casualty reinsurance	**(2.8)**	0.8
Other	**(0.1)**	(0.3)
Underlying combined ratio	**93.9**	94.5

1: Includes impact of catastrophes on loss reserves and impact of reinstatement premiums and net earned premiums.

Overall loss development for the 2003 and 2004 underwriting years across our insurance and reinsurance portfolio remains in line with expectations and has contributed to the underlying combined ratio of 93.9%. The underlying combined ratio is not indicative of long-term reported performance.

Reserves and claims

2004 catastrophe activity

Alea's original reported estimate for net catastrophe losses was $55 million, which it has subsequently revised to $51.4 million. The Group's planned catastrophe provision was $21.3 million. Losses per event net of reinsurance and after reinstatement provisions are below.

Event	Pre tax loss ($m)
Caribbean and US hurricanes	
Charley	4.9
Frances	12.2
Ivan	20.6
Jeanne	4.2
Total hurricanes	41.9
Typhoon Songda	9.5
Total catastrophe losses	51.4

The Group's Caribbean exposures were focused in Grand Cayman and the Bahamas due to their superior building codes and strong pricing. These areas suffered a Category 5 storm in September 2004 with consequential disproportionate catastrophe losses.

Reserves

Total gross reserves before discount and claims handling provisions at the end of 2004 are $1,971.3 million an increase of 35% over 2003 ($1,463.7 million). On a net basis after reinsurance and discount, this reduces to $1,114.7 million, (2003: $672.0 million).

During 2004, the Group increased its estimated reserves for prior year business by $93.7 million, of which $72.5 million was added in the second half of the year. Of the $93.7 million, $92.0 million related to reinsurance business, with $58.8 million relating to US casualty reinsurance underwritten during the 1999 through 2002 underwriting years and $33.2 million related to European reinsurance underwritten in 2000 and prior underwriting years.

The below table analyses Alea's gross reserves between incurred but not reported (IBNR) and case at 31 December 2004. The insurance and reinsurance splits are in line with Alea's typical business tail and the relative maturity of the respective books.

	Insurance	Reinsurance	Total
Case	34%	59%	53%
IBNR	66%	41%	47%

Unpaid losses and loss expenses

When the Group earns premium for the underwriting risks it assumes, it also establishes a corresponding estimate of the expected ultimate losses. Loss reserves or unpaid losses and loss expenses are established due to the significant periods of time that may lapse between the occurrence, reporting and settlement of a loss. To recognise liabilities for unpaid losses and loss expenses, the Group estimates future amounts needed to pay claims and related expenses with respect to insured events.

The process of establishing reserves for claims can be complex and is subject to considerable variability as it requires the use of informed estimates and judgements. These estimates and judgements are based on numerous factors, and may be revised as additional experience and other data become available. They are also reviewed as new or improved methodologies are developed or as current laws change. The Group's reserving practices and the establishment of any particular reserve reflect management's judgement concerning sound financial practice and does not represent any admission of liability with respect to any claim.

The nature of certain portions of the Group's business can result in loss payments that are both irregular and significant. These portions include property catastrophe and casualty excess of loss insurance and reinsurance. Similarly, adjustments to reserves for individual years can be irregular and significant. Such adjustments are part of the normal course of business for the Group. Conditions and trends that have affected development of liabilities in the past may not necessarily occur in the future. Accordingly, it is inappropriate to extrapolate future redundancies or deficiencies based upon historical experience.

The table below presents the aggregate prior year development for unpaid loss and loss expense reserves net of reinsurance protection in 2004, before and after application of the discount.

$'million	Pre discount	Post discount
1999 and prior	17.4	18.5
2000	43.6	34.9
2001	49.3	40.1
2002	1.8	0.2
2003	(0.0)	(0.0)
Total	112.1	93.7

Under UK GAAP, categories of claims provision where the expected average interval between the date of settlement and the balance sheet date is in excess of four years may be discounted at a rate which is not exceeding that expected to be earned by assets covering the provisions. The application of the discount reduces the 2004 net total prior year development by $18.4 million.

Basis for establishing loss reserves

The basis for establishing loss reserves for reinsurance business is based on claims data reported to the Group by ceding companies supplemented with relevant industry benchmark loss development patterns used to project the ultimate incurred loss. Ultimate incurred loss indications are calculated by the Group's actuaries using several standard actuarial methodologies including paid and incurred loss development and the Bornhuetter-Ferguson incurred and paid loss methods.

The Group's actuaries utilise several assumptions in applying each methodology, including loss development factors, expected loss ratios based on pricing analysis, and actual reported claim frequency and severity. These reviews and documentation are completed in accordance with professional actuarial standards appropriate to the jurisdictions where the business is written. The selected assumptions reflect the actuaries judgement based on historical data and experience combined with information concerning current underwriting, economic, judicial, regulatory and other influences on ultimate claim settlements.

Based on the actuarial indications, the Group selects and records a single point estimate separately for each line of business for each underwriting year. The single point reserve estimate is management's best estimate which the Group considers to be one that has an equal likelihood of developing a redundancy or deficiency as the loss experience matures. On a quarterly basis the Group analyses and records its loss reserve estimates across over 400 detailed lines of business which reflect class of business, geographic location, insurance versus reinsurance, proportional versus non-proportional, and treaty versus facultative exposures. In addition, a limited number of the Group's largest contracts are reviewed individually.

During the loss settlement period, additional facts regarding claims are reported. As this occurs it may be necessary to increase or decrease the unpaid losses and loss expense reserves. The actual final liability may be significantly different than prior estimates. The Group reviews additional reported claim information on a monthly basis. Actual claim experience is compared to that expected from the most recent actuarial reserve review to highlight significant variances. A complete actuarial analysis by detailed line of business including selection of single point estimates is completed quarterly and is reviewed by the Group's management.

Reinsurance reserves

The Group's adverse reserve deterioration during 2004 arose primarily from its reinsurance business. Reinsurance operations by their nature add further complications to the reserving process particularly for casualty business, in that there is an inherent lag in the timing and reporting of a loss event from an insured or ceding company to the reinsurer. This reporting lag creates an even longer period of time between the policy inception and when a claim is finally settled. As a result, more judgement is required to establish reserves for ultimate claims in the Group's reinsurance operations.

The following table presents the 2004 adverse/(favourable) prior year loss development of the Group's loss and loss expense reserves net of reinsurance protection before discount for each of the years

indicated. Alea's growing insurance book has not experienced any significant reserve development. Of the 2004 reserve additions 98% relates to our reinsurance portfolio. Our insurance portfolio continues to develop in line with expectations. Further, 83% relates to underwriting years 2000 and 2001, years which have caused problems across the industry.

$'million	Insurance	Reinsurance	Total
1999 and prior	0.0	17.4	17.4
2000	(0.2)	43.8	43.6
2001	2.9	46.4	49.3
2002	0.0	1.8	1.8
2003	0.0	(0.0)	(0.0)
Total	2.7	109.4	112.1

Casualty reinsurance business involves reserving methods that generally include historical aggregated claim information as reported by ceding companies, combined with the results of claims and underwriting reviews of a sample of the ceding company's claims and underwriting files. Therefore, the Group does not ordinarily receive detailed claim information for this line of business.

The following table presents the prior year loss development of the Group's gross reinsurance loss and loss expense reserves by major product line, before reinsurance protection and discount:

Line of business	%
Professional lines	43
General liability including credit	33
Motor	14
Marine, aviation and transport	10
Workers' compensation	6
Property	(6)
Total	100

Professional lines are the largest single cause of the development and include four of the five large contracts which caused two-thirds of the US casualty reserve additions. The other contract was excess umbrella general liability.

The following table presents the Group's booked gross loss and loss expense reserves as of December 31, 2004 for the same classes of business.

$ million	General liability	Motor	Workers' Comp.	Professional	Property	MAT	Total
1999 and prior	137	63	39	2	43	97	381
2000	51	16	20	33	16	29	165
2001	49	22	34	34	16	17	172
2002	49	47	15	67	19	9	206
2003	54	116	11	47	28	10	266
2004	42	142	8	43	99	1	335
Total reinsurance reserves	382	406	127	226	221	163	1,525
Insurance reserves	153	59	168	32	34	0	446
Total reserves	535	465	295	258	255	163	1,971

In aggregate the reinsurance reserve development of $109.4 million adds 8% to closing 2004 gross reinsurance reserves before discount and claims handling provisions. Professional lines reinsurance reserves have increased by 26% due to the development. The majority of Alea's reinsurance growth has been in lines other than professional liability, which accounts for only 12% of the total Group US casualty premiums between 1999 and 2004. In aggregate the 2004 reserve additions add 21% to closing 2004 reinsurance IBNR.

Ultimate loss ratio (ULR)

The ULR is an actuarial estimate of total claims to the point of final settlement as a percentage of gross ultimate premiums. It excludes expenses. The table below shows the ULR at the end of 2004 for proportional and non-proportional US casualty reinsurance, gross of reinsurance and prior to discounting The Group's US casualty ULR is the total of Alea North America, Alea London and Alea Bermuda. The table also shows aggregate ULR for Alea Europe.

Underwriting year	US casualty proportional %	US casualty non-proportional %	Europe %
1995	-	-	61.4
1996	-	-	72.7
1997	-	-	88.7
1998	-	-	94.9
1999	148.2	105.1	104.8
2000	112.1	160.6	86.9
2001	77.1	103.0	73.2
2002	67.3	92.6	52.4
2003	67.3	70.0	54.1
2004	65.5	67.5	59.1

The majority of the US casualty adverse development occurred in 1999 to 2001 and is reflected in the relatively higher ULR. The 2002 relatively high non-proportional ULR is claim-specific and relates to one of the five large contracts which together caused two-thirds of the US casualty adverse development.

In total these five contracts have an aggregate ULR for the relevant years of 149% ranging from a high of 182% in 2000 to a low of 118% in 2002. All of these contracts have been non-renewed with only one extending beyond 2002.

The majority of the higher ULR for Alea Europe are in 1999 and prior years reflecting the years suffering the adverse development.

US casualty reinsurance claims

The Group's expected loss development is actuarially determined based on historical claims analysis and projected trends. Actual reported losses may vary from expected loss development from quarter to quarter. Generally, as an underwriting year matures, the level of newly reported claims decreases. In the second half of 2004, the Group, in line with the rest of the industry, received a significant increase in US casualty reported claims, which were in excess of expected claims development.

This adverse development was due to several factors - competitive market pressures on pricing during the 1999 to 2002 underwriting years caused premium rates for casualty business to decline industry-wide; an increase in the number and size of claims reported in recent years as a result of increases in court filings, corporate scandals, rising tort costs and settlement awards; and a material slowing in the time required to reach final settlements due to the nature of the claims as well as associated uncertainty with regard to insurance policy coverage defences.

The Group has determined that its adverse development primarily arose from a limited number of lines of business (specifically Directors and Officers (D&O), Errors and Omissions, and excess umbrella liability) and from a limited number of larger contracts. In particular, the exposures for D&O legal activities relating to capital market activities are a leading example of the current claims environment for policies written during 1999 to 2002. In order to obtain information to more accurately determine an estimate of the ultimate loss reserves for this book of business, the Group conducted a series of comprehensive claim audits for major contracts of ceding companies which reflected potential future adverse development. Ceding company information is limited for these types of claims due to the need to resolve many coverage issues with the underlying policyholders. Following the Group's claims audits the reserves were increased to reflect its own detailed evaluation of the claim settlement potential.

The claims audits included both internal and external claims and legal resources, a review of open claims both reported and unreported to the Group, and a review of loss ratios and reserve analysis procedures. Additional potential loss exposures were identified during the audits and upon completion of the fourth quarter actuarial review in January 2005, the Group increased its loss reserves for prior underwriting years.

European reinsurance

Adverse development in Alea Europe affected several lines of business including credit, marine and aviation, and other multi-peril business for underwriting years 2000 and prior written by Rhine Re. 20% related to 1997 and earlier, 14% to 1998, 47% to 1999 and 19% to 2000.

For these lines of business, the Group's historical development patterns generally indicated that decreases in reported loss reserves could be expected for these relatively mature underwriting years. Decreases in loss reserves can result from several causes including salvage recoveries, subrogation, and historically conservative establishment of case basis claim reserves exhibited in some European markets.

During 2004, the Group noted that actual versus expected claim development was exhibiting an adverse result for some lines. In order to obtain information to more accurately determine an estimate of the ultimate loss reserves for these lines, the Group scheduled a series of claim audits for major ceding companies with larger amounts of outstanding reported loss reserves. As a result of the information obtained in the claim audits, the Group increased its loss reserves to reflect the ultimate settlement values determined by its analysis of the samples of claims reviewed.

Profit and loss account

Gross and net earned premiums

Gross premiums written increased 22% to $1,582.6 million reflecting growth in all operations. Excluding the Bristol West contract in Alea London which was commuted with effect from 1 January 2005, gross premiums written were $1,433.2 million, 26% higher than 2003.

The level of net earned premiums increased by 38% to $1,182.1 million (2003: $858.5 million) reflecting the earning patterns of the Group and the impact of relative premium growth in 2003 and 2004 and, to a lesser extent, 2002.

Premiums written generally take three years to earn through the profit and loss account. These patterns differ by business class and operational unit and are indicated in the Operating review. Overall, they currently approximate to 55% in the first year, 30% in the second and 15% in the third. The strong underwriting conditions in 2003 and 2004 will continue to be recognised in the 2005 and 2006 profit and loss accounts. Going forward we are expecting some growth opportunities across all our operations, however we do not expect the growth rate to be as high as in the recent past.

Our net unearned premium reserve has increased 17% to $660 million (2003: $563 million) and reflects a significant tangible future income. The net unearned premium reserve excludes $56.5 million relating to the Bristol West contract which was commuted with effect from 1 January 2005.

Expenses

The 1.4% improvement in the Group expense ratio to 33.8% primarily reflects the impact of increases in other technical income and reductions in other technical charges on the expense ratio. Other technical charges represent the interest charged on collateral posted by Overseas Partners Limited and Inter-Ocean on aggregate excess reinsurance contracts and is attributable to them. As claims are paid against these contracts the collateral balance reduces and consequently so do the technical charges.

Excluding other technical income and charges the expense ratio is 32.7% (2003: 33.3%). In 2005, Alea is continuing to invest in infrastructure development and risk management. This will be primarily in AAR and is essential to achieve controlled growth and prospectively, a stable loss ratio.

While average headcount increased year on year from 367 to 392, this primarily reflected the low starting point in 2003. Year end headcount increased by only four from 390 to 394. Growth was focused in compliance, claims and technical accounting reflecting the growth in AAR's business.

In 2005, Alea has initiated a review of its cost base with a goal of improving efficiency and productivity. Savings identified to date include the closure of the Manhattan office, as well as increasing utilisation of the Group's global purchasing capabilities in relation to expenses such as travel. Other scale efficiencies are anticipated to emerge as the Group matures.

Underwriting profit

Underwriting loss before allocated investment return was $49.0 million in 2004 (2003: profit of $23.9 million). The reduction reflects the net impact of catastrophes and prior year reserve increases. Excluding these items the underlying underwriting profit was $74.8 million, 74% higher than the $43.1 million recorded in 2003. This reflects the continued growth in earned premiums and the favourable underwriting conditions experienced in 2004 and 2003.

Underwriting profit after allocated investment return of $38.8 million (2003: $81.7 million) was 52% lower than 2003. Allocated investment return was $87.8 million (2003: $57.8 million) with the 36% growth experienced reflecting invested asset growth. The Group has complied with the ABI SORP for UK listed companies to allocate investment return to the technical account based on the longer-term rate of return, which the Group has calculated as 4.5%. The longer-term rate of return is an estimate of long-term investment performance. Actual average investment return for the five years ended 31 December 2004 was 5.3%.

Operating profit

Operating profit, defined as underwriting profit after allocated investment return and debt interest but before changes to the claims equalisation provision ('CEP'), decreased by 62% to $30.9 million for 2004 (2003: $80.8 million) due to the lower underwriting profit. Debt interest was $5.1 million (2003: $4.7 million). The write off of previously capitalised loan expenses amortisation cost $2.1 million (2003: nil) and relates to the refinancing of the Group's bank loans.

The CEP has been established in accordance with UK law for the purposes of mitigating exceptionally high loss ratios in future years. The amounts provided are not liabilities as they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. The release from the provision in 2004 was $0.6 million, compared to an increase in 2003 of $3.8 million. The balance on the provision at 31 December 2004 was $6.2 million.

Profit before tax

Profit before tax for 2004 was $10.9 million (2003: $54.5 million). The decrease reflects the reduction in operating profit partially offset by a favourable $31.9 million movement in the actual investment return. The actual investment return includes gross investment income, net realised gains and losses and unrealised gains and losses as well as investment expenses. Gross investment income in 2004 grew by 36% to $76.4 million (2003: $56.3 million) reflecting the Group's strong positive cash flows.

The investment return also includes net unrealised losses of $7.1 million (2003: $29.2 million) and net realised gains of $2.6 million (2003: $12.1 million). Unrealised investment gains and losses represent the difference between the mark-to-market valuation of the investments at the balance sheet date and their purchase price. The movement in unrealised gains and losses comprises the net increase or decrease in the period in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses on investments sold during the period. All unrealised gains and losses are included in the profit and loss account. As at the end of February 2005 unrealised losses were $14 million. Realised investment gains and losses are calculated as the difference between net proceeds on disposal of investment and their purchase price.

Over the duration of the portfolio investment income is expected to increase to offset losses recorded from movement in yields. The Group matches assets and liabilities for currency and duration and is expected to have strong future cash inflows and thus overall increases in interest rates are expected to have a positive impact on the income statement in due course. There were no investment write-downs during 2003 or 2004.

Taxation

The effective tax rate is 151.8% compared to 24.8% recorded for 2003. The ratio is not meaningful given the extent of the underwriting losses for 2001 and prior which were recorded primarily in Alea Bermuda where they do not receive tax relief. The tax charge was $16.6 million, (2003: $13.5 million) and also included a one-time US withholding tax charge of $4 million associated with repatriating $90 million of capital from US to Bermuda.

The Group's tax, regulatory and investment strategies are designed to maximise investors' long term return. This is enhanced by accumulating assets in Bermuda and by utilising Bermudian capacity to support our other insurance entities. The tax charge in any one period is dependent upon the geographic incidence of profits in the Group's operations.

The table below analyses the tax rate by type of exposure for 2004 and 2003 and illustrates the relatively low tax rates achieved on the Group's invested asset base as a result of this strategy. In both 2004 and 2003 this positive benefit was offset by the adverse loss development which was primarily in our Bermudian entity. US business was underwritten 100% in Bermuda in 2001 and prior. For 2002 to 2004 approximately 70% of North America's business was reinsured to Bermuda via intra group quota shares and in 2005 consideration will be given to reducing this percentage to 50% along with other alternatives.

	2004 $'m	Tax $'m	Effective rate %	2003 $'m	Tax $'m	Effective rate %
Underwriting profit[1]	(49.0)	1.5	3	23.9	(5.3)	22
Investment income less expenses	71.7	(14.9)	21	52.4	(10.8)	21
Debt interest and amortisation of loan expenses	(7.3)	0.0	0	(4.7)	0.0	0
Realised and unrealised gains and losses	(4.5)	0.8	19	(17.1)	2.6	16
Subtotal	10.9	(12.6)	115	54.5	(13.5)	25
US withholding tax charge[2]	-	(4.0)	-	-	-	-
Profit before tax	10.9	(16.6)	152	54.5	(13.5)	25

1: Excluding allocated investment return and after CEP
2: Exceptional tax charge relating to $100 million issue of trust preferred securities in 2004

Excluding the adverse reserve development and US withholding tax charge the effective tax rate was 23% (2003: 18%).

Earnings per share

Fully diluted operating EPS was $0.06 per share (2003: $0.54). Fully diluted loss per share was $0.03 (2003 earnings of $0.42) reflecting the adverse loss development and storm losses recorded.

Dividend

The Board is recommending a final dividend of $0.07 per share to be paid on 10 June 2005 to those shareholders on the share register at close of business on 13 May 2005. This dividend together with the interim dividend of $0.03 per share paid on 19 November 2004 brings the total expected dividend for 2004 to $0.10 per share or $17.4 million. The company declares dividends in US Dollars but shareholders have the option to receive their dividend in US Dollars, Swiss Francs, or British Pounds.

Balance sheet

Total assets

Total assets as at 31 December 2004 increased by 20% to $4,158 million from $3,477 million at 31 December 2003.

Net assets

Net assets (shareholders' funds attributable to equity interests) at 31 December 2004 were $706.4 million. Net assets per share are $4.05 (2003: $4.15). At the 31 December 2004 exchange rate of US$1.93 = £1 net assets per share are £2.10.

Invested assets

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability. The investment portfolio does not currently consist of equity or real estate investments, but the Group may invest in the future in additional asset classes on a modest basis as part of a continuing conservative investment strategy. The Group utilises recognised external expert investment managers to invest its assets. The Group's Investment Committee establishes investment policies and creates guidelines for external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

At 31 December 2004, fixed income securities and deposits at credit institutions comprised $2,147.6 million, an increase of 36% since 31 December 2003 ($1,582.4 million). The increase primarily reflects positive operating cashflow after financing of $552.6 million, which has increased by 19% (2003: $466.0 million). Of total invested assets $1,986.4 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets of $161.2 million include deposits with credit institutions and mutual funds invested in fixed income securities.

Asset class	**31 December 2004**	31 December 2003
	%	%
US government	**27**	41
US mortgage	**18**	17
EU & Switzerland government and corporate	**16**	14
US corporate	**11**	11
US municipalities	**10**	2
Asset backed securities	**6**	6
Canadian government and provinces	**3**	4
Cash and other	**9**	5
	100	100

All of the Group's fixed income portfolio was rated A or better and 98.4% was rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. There were no investment write-offs in either 2003 or 2004.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from three to five years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31

December 2004, the Group's investment portfolio had an effective duration of 3.1 years, which approximates the duration of its liabilities.

The Group's invested assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the US and Europe and is sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. Based on invested assets of $2,147.6 million as at 31 December 2004, a 100 basis point increase/decrease in interest rates across the yield curve would result in an approximate $65 million unrealised loss/profit respectively.

In 2004 the Group achieved a total gross return on the investment portfolio of 3.6% (2003: 3.0%). The investment return comprised 3.9% investment income (2003: 4.4%), 0.1% realised gains (2003: 0.9%) and 0.4% unrealised losses (2003: 2.3%) on average invested assets of $1,951 million (2003: $1,294 million). The total return for an investment portfolio is a combination of price and income return. Price return is affected by movements in interest rates whereas income return is affected by the level of interest rates. The higher total return year-on-year was a result of lower negative price returns due to lower increases in US long term interest rates for 2004 compared to 2003 on a portfolio weighted basis and a lower income return due to reinvestment of maturities and investment of significant new cash flows at lower levels of interest rates during 2004 compared to rates available in prior years.

In 2004 in conformity with the ABI SORP, the Group has allocated an assumed longer-term investment return rate to the underwriting result in respect of both 2004 and 2003. The return rate chosen is 4.5% (2003: 4.5%). The average investment return for the five years ending 31 December 2004 was 5.3%.

Re-financing

The Group has negotiated a new unsecured $250 million revolver/term loan facility. This facility, which does not include operating subsidiary guarantees, closed in September 2004 and was used primarily to refinance the previous secured bank agreements, under which a total of $176.9 million was outstanding as at 30 June 2004. The new non-amortising loan facility includes certain covenants and matures after three years. As at year-end 2004 $200 million had been drawn under this new banking facility primarily to replace the bank agreements cancelled in September.

The more favourable terms of this new facility are expected to result in annual interest savings of at least $1.5 million based on the existing amount borrowed. However, the replacement of the old facility has crystallised a one-off charge of capitalised expenses of $2.1 million which has been taken as an expense in 2004. The interest margin under the new facility is tied to a credit ratings grid, but will remain at a minimum level of 90 basis points over LIBOR until 1 June 2005 and is further subject to a minimum of 57.5 basis points over LIBOR thereafter.

Subsequent to the revolver/term loan facility noted above the Group raised $100 million of hybrid capital in December and a further $20 million in early January 2005. This capital is in the form of 30-year pooled trust preferred securities priced at LIBOR plus 285 basis points. We have committed to AM Best that we will not exercise our call rights, which begin after the fifth year, unless such redemption would not negatively affect our AM Best ratings or the outlook thereon. The transaction triggers a one-time tax charge of $4.0 million in 2004 and has a net positive impact on the Group's tax position over time.

As of the end of February, 2005, the term loan has been reduced by $50 million, which was funded out of the $50 million unused revolver. This repayment was agreed to as part of an amendment to the facility.

Capital management

Liquidity and cashflow

Cash inflows from operating activities primarily consists of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash flow from operating activities was $461.9 million (2003: $251.0 million) with the growth reflecting the growth in the business.

Total net cashflows were $552.6 million (2003: $466.0). The 2004 net cashflow is after cash inflows of $113.8 million from financing activities. The 2003 net cashflow is after $268.4 million of inflows from the November 2003 Initial Public Offering and $42.5 million of contemporaneous outflows relating to its purchase of subordinated debt from subsidiaries.

Of the $552.6 million of net inflows $516.7 million (2003: $453.1 million) was invested in debt securities and other fixed income securities with the remaining $35.9 million (2003: $12.9 million) was invested in deposits with credit institutions, or invested in listed unit trusts and cash.

Legal and regulatory developments

US broker and agent compensation arrangements

In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Specialty Insurance Company ("ANASIC"), received inquiries from certain U.S. state insurance departments (which inquiries were only for information purposes). The subpoena and inquiries relate to the on-going industry-wide investigations into U.S. producer compensation practices and arrangements. No allegations of wrongdoing have been made against ANAIC, ANASIC nor any of their employees, nor do we have reason to believe any of them are specific targets of any investigation.

ANAIC and ANASIC have cooperated fully with these inquiries. After concluding their internal investigations in connection with these matters, the companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they are aware of any improper conduct.

International Financial Reporting Standards

Alea is preparing to produce its accounts under International Financial Reporting Standards ("IFRS") from 1 January 2005.

The Group has worked to ensure that its accounting systems are able to produce accounting statements under IFRS as well as maintaining the ability to report under the local Generally Accepted Accounting Principles (GAAP) and Statutory Accounting Principles (SAP) of the Group's subsidiaries. In addition, the Group has completed the work of revising its accounting policy documents to make specific reference to IFRS requirements and of establishing its training and communication programme to ensure key personnel are conversant with the implications of the new accounting regime.

The Group made reference to its early evaluation of the impact of IFRS in the 2003 annual report and reported that the change was expected to have little impact on the net asset position of the Group compared to that produced under current UK GAAP. With the exception of IFRS 2 Share-based payment, this continues to be the Board's view following the publication of, the new and revised standards that now form the more stable platform of Accounting Standards that has been established throughout 2004, in particular IFRS 4 Insurance contracts. The Board has also determined that the requirements of the Standards IAS32 and IAS39, in their current guise, do not affect the net asset valuation of the Group. The effect of IFRS2, and its UK GAAP equivalent FRS 20, on the Group's various employee share option schemes has not yet been fully quantified pending the agreement of the valuation model and the assumptions to be used

The Board is proposing to publish the quantitative effects of the move to IFRS later in the year once the audit of the restated current year financial statements is complete.

The Board also continues to review the developments of Phase II of the IASB's Insurance Contracts project and welcomes moves that work towards advancing the accounting for Insurance and Reinsurance so as to reflect the economics and management of the business. Although the outcome of Phase II is inherently uncertain, as Alea already manages its insurance and reinsurance contracts on a true economic basis it does not expect the impact to be material.

Dividend currency election

Dividends are declared in US Dollars but shareholders have the option to receive their dividends in US Dollars, British Pounds or Swiss Francs. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG plc, by 13 May 2005. A currency election form can be obtained from Capita IRG plc. If no election is made, shareholders will receive their dividend in US Dollars. If a shareholder submitted a currency election form in connection with the payment of the interim dividend, they will continue to be paid in accordance with that election unless they submit a new form to Capita IRG plc prior to 13 May 2005. The British Pound or Swiss Franc equivalent of the final dividend will be calculated by reference to an exchange rate prevailing on 20 May 2005.

2005 Financial Calendar

11 May: Ex-dividend date for final ordinary dividend
13 May: Record date for final ordinary dividend
2 June: Annual General Meeting
10 June: Dividend payment date
8 July: Pre-close trading statement*
8 September: Interim results for 6 months ending 30 June 2004*

* Provisional

Notes to editors:

1. Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty products and services. For more information on Alea, see www.aleagroup.com.
2. The trust preferred securities will not be registered under the United States Securities Act of 1933, as amended, and may not be offered or sold in the United States absent registration or an applicable exemption from such registration requirements.
3. Exchange rate at 31 December 2004: US$1.93 = £1. Average exchange rate in 2004: US$1.83 = £1

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding the Group's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Group's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of the Group to be materially different from future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding the Group's present and future business strategies and the environment in which the Group will operate in the future. These forward-looking statements speak only as at the date of this press release or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking (other than reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. References in this paragraph to the Group are to Alea Group Holdings (Bermuda) Ltd. and its subsidiaries from time to time.

Alea Group Holdings (Bermuda) Ltd

Consolidated Profit and Loss Account
Year ended 31 December 2004

Technical Account - General Business	Notes	2004 $'000	2003 $'000
Gross premiums written	2,3	**1,582,640**	1,300,182
Outward reinsurance premiums	3	**(244,491)**	(271,471)
Net premiums written	3	**1,338,149**	1,028,711
Change in provision for unearned premiums - gross amount		**(114,046)**	(185,907)
Change in provision for unearned premiums - reinsurers' share		**(41,994)**	15,677
Change in the net provision for unearned premiums		**(156,040)**	(170,230)
Net premiums earned	3	**1,182,109**	858,481
Allocated investment return transferred from the Non-Technical Account	7	**87,792**	57,811
Other technical income, net of reinsurance		**4,203**	2,364
Total technical income		**1,274,104**	918,656
Claims paid - gross amount		**616,542**	468,537
Claims paid - reinsurers' share		**(195,148)**	(114,987)
Net claims paid		**421,394**	353,550
Change in the provision for claims - gross amount		**407,615**	249,743
Change in the provision for claims - reinsurers' share		**3,558**	(74,643)
Change in the net provision for claims		**411,173**	175,100
Claims incurred, net of reinsurance	4	**832,567**	528,650
Net operating expenses	5	**386,508**	285,499
Other technical charges, net of reinsurance		**16,829**	19,004
Total technical charges		**1,235,904**	833,153
Balance on the Technical Account - General Business before claims equalisation provision	3	**38,200**	85,503
Change in claims equalisation provision	19	**617**	(3,771)
Balance on Technical Account - General Business		**38,817**	81,732

Consolidated Profit and Loss Account

Year ended 31 December 2004

Non-Technical Account	Notes	2004 $'000	2003 $'000
Balance on Technical Account - General Business		**38,817**	81,732
Gross investment income	7	**76,415**	56,337
Net realised gains on investments	7	**2,573**	12,146
Net unrealised losses on investments	7	**(7,082)**	(29,173)
Other investment expenses	7	**(4,730)**	(3,975)
Actual investment return	7	**67,176**	35,335
Allocated investment return transferred to the Technical Account - General Business	7	**(87,792)**	(57,811)
Debt interest	23	**(5,127)**	(4,718)
Amortisation of capitalised loan expenses	23	**(2,145)**	-
Profit on ordinary activities before tax	2, 6	**10,929**	54,538
Comprising:			
Operating profit		**30,928**	80,785
Short-term fluctuations in investment return	7	**(20,616)**	(22,476)
Change in claims equalisation provision		**617**	(3,771)
		10,929	54,538
Tax charge on profit on ordinary activities	9	**(16,593)**	(13,528)
(Loss)/profit on ordinary activities after tax		**(5,664)**	41,010
Minority interest - gain on purchased subordinated preferred shares issued by subsidiaries	12	-	7,500
(Loss)/profit for the financial year attributable to equity shareholders	10	**(5,664)**	48,510
Dividends	18	**(17,440)**	-
Retained (loss)/profit transferred (from)/to reserves	17	**(23,104)**	48,510

The results in each of the financial years are derived from the Group's continuing activities.

Earnings per Share Attributable to Shareholders

Year ended 31 December 2004

Operating profit is based on longer-term investment returns excluding changes in claims equalisation provision and gain on purchase of subordinated preferred shares issued by subsidiaries.

	Notes	**2004 Per share**	2003 Per share
(Loss)/earnings - basic ($)	10	**(0.03)**	0.42
(Loss)/earnings - fully diluted ($)	10	**(0.03)**	0.42
Operating earnings - basic ($)	10	**0.06**	0.55
Operating earnings - fully diluted ($)	10	**0.06**	0.54

Consolidated Statement of Total Recognised Gains and Losses

Year ended 31 December 2004

	Notes	**2004 $'000**	2003 $'000
(Loss)/profit for the financial year attributable to equity shareholders		**(5,664)**	48,510
Exchange differences	15,17	**5,917**	(1,893)
Total recognised gains and losses arising in the year		**253**	46,617

Consolidated Balance Sheet

As at 31 December 2004

Assets	Notes	2004 $'000	2003 $'000
Intangible assets			
Licences	11	**9,778**	9,968
		9,778	9,968
Investments			
Other financial investments	12	**2,147,646**	1,582,357
Deposits with ceding undertakings	12	**143,687**	105,513
		2,291,333	1,687,870
Reinsurers' share of technical provisions			
Provision for unearned premiums		**91,809**	123,606
Claims outstanding - aggregate excess reinsurance	19	**428,707**	473,569
Claims outstanding - other reinsurance	19	**308,496**	252,992
Claims outstanding	19	**737,203**	726,561
		829,012	850,167
Debtors			
Debtors arising out of insurance operations	13	**117,947**	66,931
Debtors arising out of reinsurance operations	13	**520,419**	531,635
Amounts due from reinsurance operations not transferring significant insurance risk		**40,842**	44,385
Other debtors	15	**50,010**	55,693
		729,218	698,644
Other assets			
Tangible assets	14	**13,603**	12,212
Cash at bank and in hand		**61,633**	44,307
		75,236	56,519
Prepayments and accrued income			
Accrued interest and rent		**20,504**	14,968
Deferred acquisition costs		**197,307**	153,243
Other prepayments and accrued income		**5,915**	5,680
		223,726	173,891
Total Assets		**4,158,303**	3,477,059

Consolidated Balance Sheet

As at 31 December 2004

Liabilities	Notes	2004 $'000	2003 $'000
Capital and reserves			
Called up share capital	16,17	**1,744**	1,747
Share premium account	17	**631,522**	633,053
Profit and loss account	17	**(2,229)**	14,958
Capital reserve	17	**75,381**	75,644
Shareholders' funds attributable to equity interests		**706,418**	725,402
Technical provisions			
Provision for unearned premiums		**808,907**	686,935
Claims outstanding	19	**1,851,893**	1,398,551
Claims equalisation provision	19	**6,242**	6,408
		2,667,042	2,091,894
Deposits received from reinsurers	19	**123,743**	199,903
Creditors			
Creditors arising out of insurance and reinsurance operations	22	**278,373**	196,371
Liabilities from reinsurance operations not transferring significant insurance risk		**34,858**	44,319
Amounts owed to credit institutions	23	**198,438**	178,375
Trust preferred securities	24	**97,953**	-
Other creditors including taxation and social security	25	**20,339**	2,995
		629,961	422,060
Accruals and deferred income	26	**31,139**	37,800
Total Liabilities		**4,158,303**	3,477,059

Approved by the Board of Directors on 15 March 2005 and signed on its behalf by:
Amanda J Atkins
Group Chief Financial Officer

Company Balance Sheet

As at 31 December 2004

	Notes	2004 $'000	Restated (Note 20) 2003 $'000
Fixed assets			
Tangible assets		**21**	-
Investments in Group undertakings	12	**916,126**	808,514
		916,147	808,514
Current assets			
Amounts due from Group undertakings		**39,235**	7,402
Cash at bank and in hand		**287**	17,932
Other prepayments and accrued income		**30**	274
		39,552	25,608
Creditors: Amounts falling due within one year			
Amounts due to Group undertaking		**(2,929)**	(325)
Dividend payable	18	**(12,202)**	-
Accruals and deferred income		**(1,513)**	(8,395)
		(16,644)	(8,720)
Net current assets		**22,908**	16,888
Total assets less current liabilities		**939,055**	825,402
Creditors: Amounts falling due after more than one year			
Demand note payable to Group undertakings	22	**(34,199)**	(100,000)
Amounts owed to credit institutions		**(198,438)**	-
		(232,637)	(100,000)
Net assets		**706,418**	725,402
Capital and reserves			
Called up share capital	16, 17	**1,744**	1,747
Share premium account	17	**631,522**	633,053
Capital reserve	17	**16,098**	16,361
Revaluation reserve	17	**(21,236)**	74,241
Profit and loss account	17	**78,290**	-
Shareholders' funds attributable to equity interests		**706,418**	725,402

Approved by the Board of Directors on 15 March 2005 and signed on its behalf by:
Amanda J Atkins - Group Chief Financial Officer

Consolidated Cash Flow Statement

Year ended 31 December 2004

	Notes	2004 $'000	2003 $'000
Net cash inflow from operating activities	33(a)	**461,904**	250,977
Servicing of finance			
Interest paid		**(5,127)**	(4,718)
Net amounts outstanding for securities		**1,687**	-
Taxation			
Taxation paid		**(7,191)**	(1,672)
Capital expenditure			
Purchase of tangible assets		**(7,226)**	(10,266)
Proceeds on disposal of tangible assets		**20**	5,977
Equity dividends paid			
Dividends paid		**(5,238)**	-
Financing			
(Repurchase)/issue of common share capital		**(1,534)**	291,968
Purchase of subordinated preferred shares issued by subsidiaries		**-**	(42,500)
Capital raising expenses		**(263)**	(23,723)
Repayment of previous bank facility		**(180,788)**	-
Raising of new bank facility		**200,000**	-
Raising expenses of new bank facility		**(1,562)**	-
Issue of trust preferred securities		**100,000**	-
Raising expenses of trust preferred securities		**(2,047)**	-
		552,635	466,043
Cash flows were invested as follows:			
Increase in cash holdings	33(b)	**15,837**	13,752
Net portfolio investments			
Shares and other variable yield securities	33(d)	**-**	(331)
Debt securities - unit trusts - listed	33(d)	**7,585**	6,973
Debt securities and other fixed income securities	33(d)	**516,682**	453,123
Deposits with credit institutions	33(d)	**12,531**	(7,474)
		536,798	452,291
Net investment of cash flows		**552,635**	466,043

1 Accounting policies

Basis of preparation

The financial information is prepared in accordance with applicable United Kingdom accounting standards and under the historical cost accounting rules as modified by the revaluation of investments. The principal accounting policies, which have all been applied consistently throughout the periods covered by this report, with the exception of the policy for the valuation in the Company's balance sheet of investments in Group undertakings explained below, and which comply with the recommendations of the United Kingdom Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in November 2003 (the "ABI SORP") are set out below.

The Company is a registered Bermuda company. As such it is obliged to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company to prepare its financial information under generally accepted accounting principles of the United Kingdom ("UK GAAP"). Accordingly, the financial information has been prepared in accordance with Bermuda Law.

Basis of consolidation

The consolidated financial statements incorporate the financial statements of the Company and all of its subsidiary undertakings.

Reporting currency

The financial information is prepared in United States Dollars ($).

Basis of accounting

The annual basis of accounting is applied to all classes of business.

Reinsurance arrangements which do not involve significant transfer of insurance risk are accounted for to reflect their economic substance. Premiums and claims relating to such arrangements are not recognised in the technical account but are accounted for as deposits due from, or liabilities due to, reinsurers or cedants.

Premiums

Written premiums comprise the total premiums receivable for the whole period of cover under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums receivable in respect of business written in previous financial years. Written premiums include estimates of pipeline premiums due but not yet notified to the Group.

All premiums are shown gross of commission payable to intermediaries and are exclusive of taxes and duties levied thereon. The amount of taxes and duties due but not yet paid is included in "Other creditors including taxation and social security" in the balance sheet. Commissions incurred are included within net operating expenses.

Other technical income and charges

Other technical income and charges represent income arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk and expense related to deposits received from reinsurers.

Investment income and expenses

Investment return, comprising investment income and realised and unrealised investment gains and losses, and investment expenses are included within the Non-Technical Account. Dividends (exclusive of tax credits) are included as investment income. Rents and interest income are recognised on an accruals basis, as are investment expenses.

Realised investment gains and losses are calculated as the difference between net proceeds on disposal of investments and their purchase price.
Unrealised investment gains and losses represent the difference between the valuation at the balance sheet date and their purchase price. The movement in unrealised investment gains and losses therefore comprises the increase or decrease in the year in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses of investments disposed of in the current year. Unrealised investment gains and losses are recognised in the profit and loss account. The only exception is with regard to the Company's investments in Group undertakings explained below and stated in notes 12 and 20.

Longer-term rate of return
The Group complies with the ABI SORP's recommendation for United Kingdom listed companies of allocating investment return to the technical account based on the longer-term rate of return, which the Group has selected as 4.5% (2003: 4.5%).

Investment return on all investments is reported in the Non-Technical Account. An allocation of net investment return is made from the Non-Technical Account to the Technical Account - General Business and is based on the longer-term rate of return applied to managed funds and invested capital supporting the underwriting business. The longer-term rate of return is an estimate of the long-term trend of investment performance taking into account the Group's past and current performance along with relevant trends in the financial markets.

Investments
Investments, consisting of listed investments, units in authorised listed unit trusts and deposits with credit institutions, are stated at their market values at the balance sheet date.

Investments in Group undertakings
Investments in Group undertakings are reported at net asset value with any movement taken to the Company's revaluation reserve. This is a change in acounting policy as explained below and stated in notes 12 and 20.

Licences
Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. An impairment review is completed annually and any impairment is recorded as appropriate following this review.

Taxation
Current tax, including United Kingdom corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and takes into account timing differences.

Deferred taxation is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax at a future date, at rates expected to apply when they crystallise based on current rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different to those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Deferred taxation is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries where there is no commitment to remit those earnings.

Unearned premiums provision
Written premiums are recognised as earned income over the period of the policy on a time apportionment basis, having regard, where appropriate, to the incidence of risk. The provision for unearned premiums is calculated on a daily pro rata basis.

Claims
Claims incurred comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include related internal and external direct and indirect claims handling costs and adjustments to claims outstanding from previous years.

The provision for claims outstanding is made on an individual case basis and is based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Directors consider that the gross technical provision for claims and the related recoveries are fairly stated on the basis of the information currently available to them. Estimates of technical provisions inevitably contain significant inherent uncertainties because significant periods of time may elapse between the occurrence of an insured loss, the claim triggering the insurance, the reporting of that claim to the Group and the Group's payment of the claim and the receipt of reinsurance recoveries. Accordingly the ultimate cost of such claims cannot be known with certainty at the balance sheet date. Subsequent information and events may result in the ultimate liability being less than, or greater than, the amount provided. Adjustments to the amount of the provisions are reflected in the financial statements for the period in which the adjustments are made. The methods used, and the estimates made, are reviewed regularly.

Certain categories of claims provisions, where the expected average interval between the date of claim settlement and the balance sheet date is in excess of four years, have been identified by management to be discounted at a rate of 4.5% which reflects a rate not exceeding that expected to be earned by assets covering the provisions in accordance with the statutory regulations of the European Union.

The gross discount is established based on the mean term of the gross liabilities exceeding four years as determined at the reserving group level based on the underlying claims settlement pattern. This discount is reduced on a net basis to reflect the change in duration which results from the application of the reinsurance contracts.

Previously the Group used 5% for loss reserves attributable to 31 December 2001 and prior and 4% for subsequent periods. As at 31 December 2004, the newly applied rate increased the amount of discount compared to the previous estimate by $6.0 million of which $ 3.9 million is estimated to relate to the current financial year. Certain reserves arising from the provisions of the Inter-Ocean reinsurance contract will continue to be discounted at 6%.

Outward reinsurance recoveries
Outward reinsurance recoveries are accounted for in the same accounting period as the claims for the related inward insurance and reinsurance business being covered. Provision is made for potentially non-collectable reinsurance recoveries.

Deferred acquisition costs
Acquisition costs comprise all direct and indirect costs arising from the acquisition of new insurance and reinsurance contracts. Deferred acquisition costs represent the proportion of acquisition costs incurred to the extent that they are attributable to premiums unearned at the balance sheet date.

Unexpired risks
Provision is made where the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of deferred acquisition costs and premiums receivable. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and

deficits arising on products which are managed together. Investment income is taken into account in calculating the provision.

Tangible fixed assets
Expenditure on computer equipment, computer software, fixtures and fittings, office equipment and other tangible fixed assets is capitalised and depreciated over the estimated useful economic lives of the assets on a straight line basis to their estimated residual values.

The periods used are as follows:

Computer equipment	3 years
Computer software	5 years
Other assets	8 years
Fixtures, fittings and office equipment	10 years

Depreciation is charged to the Technical Account – General Business, and is included in administrative expenses.

Pension costs
The Group only operates defined contribution pension arrangements. Contributions are charged to the profit and loss account as they become payable in accordance with the rules of each scheme.

Operating leases
Rental costs are recognised in the profit and loss account in equal annual amounts over the periods of the leases.

Foreign currencies
The profit and loss account includes transactions denominated in foreign currencies which are translated into US Dollars at the average rate for the year. At the balance sheet date monetary assets and liabilities denominated in foreign currencies are retranslated at the rate of exchange ruling at that date. Retranslation exchange differences are taken directly to reserves.

Foreign currency rates used as follows:

	2004 Average	**2004 Closing**	2003 Average	2003 Closing
British Pound	**0.5472**	**0.5191**	0.6101	0.5613
Swiss Franc	**1.2404**	**1.1316**	1.3437	1.2378
Euro	**0.8032**	**0.7337**	0.8866	0.7946

Claims equalisation provision
An equalisation provision has been established for the UK subsidiary in accordance with UK Company Law for the purposes of mitigating exceptionally high loss ratios in future years as required by Schedule 9A. The amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

Employee share schemes
The cost of awards to employees that take the form of shares or rights to shares is charged to the profit and loss account on a straight line basis over the period to which the employee's performance relates. The charge is based on intrinsic value, being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

Change in accounting policies
The Company has determined that it is appropriate to value investments in Group undertakings at net asset value. In 2003 these investments were valued at historical cost. This is a change in accounting policy and the effect thereof on the accounts of the Company is shown in note 20. This change has no effect on the consolidated financial statements.

2 Segmental information - geographical analysis

Geographical analysis of gross premiums written by location of insured	2004 $'000	2003 $'000
Europe	**295,495**	258,650
Africa	**806**	1,203
Near and Middle East	**8,489**	10,249
Far East	**8,989**	9,375
Australia and Oceania	**6,122**	4,279
North America	**1,240,755**	988,238
Latin America	**21,984**	28,188
	1,582,640	1,300,182

Geographical analysis by location of legal entity	Gross premiums written 2004 $'000	Gross premiums written 2003 $'000	Profit/(loss) before tax 2004 $'000	Profit/(loss) before tax 2003 $'000
Bermuda	**3,777**	(4,477)	**(40,472)**	(32,559)
Jersey	**166**	745	**948**	716
United Kingdom	**581,448**	564,220	**(6,058)**	36,657
United States	**758,522**	548,539	**21,462**	(6,240)
Switzerland	**238,727**	191,155	**35,049**	55,964
	1,582,640	1,300,182	**10,929**	54,538

Gross premiums written are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of $0.2 million in the year ended 31 December 2004 (2003: $1.1 million).

Operating equity and shareholders' equity interests	2004 $'000	2003 $'000
Alea Europe Ltd	**180,103**	153,525
Alea (Bermuda) Ltd (1)	**499,801**	453,768
Alea US	**261,579**	245,477
Amounts held in Holding Companies	**30,760**	27,868
Amounts held in non-insurance subsidiaries	**3,566**	6,139
Capital provided by Alea London Limited to Alea US	**(10,000)**	(20,000)
Note provided by Alea Group Holdings AG to Alea US	**20,000**	20,000
Note provided by Alea Europe Ltd to Alea US	**17,000**	17,000
	1,002,809	903,777
Amounts owed to credit institutions	**(198,438)**	(178,375)
Trust preferred securities	**(97,953)**	-
Shareholders' funds attributable to equity interests	**706,418**	725,402

(1) The entities wholly owned by Alea (Bermuda) Ltd have net assets as follows:

	2004 $'000	2003 $'000

Alea London Ltd	**180,158**	195,009
Alea Global Risk Ltd	**10,130**	11,984
Alea Jersey Ltd	**2,056**	4,512

3 Segmental information

Underwriting results by operating segment before intra-group quota share arrangements

The Group's business is composed of four operating segments, consisting of Alea London, Alea Alternative Risk, Alea North America and Alea Europe.

The following tables summarise the underwriting results for the Group's business segments. All data is presented for the years ended 31 December 2004 and 31 December 2003 prior to intra-group quota share arrangements. The impact of quota share arrangements on these pre-quota segmental results is presented separately.

The newly created non-allocated column represents stewardship expenses incurred in Alea Group Holdings (Bermuda) Ltd. In 2003 the Group had included these non-allocated administrative expenses within Alea North America since it also absorbs an immaterial amount of business underwritten in Bermuda. This allocation method has been revised in order to present more accurate disclosure for Alea North America. The 2003 comparative has been restated accordingly.

2004	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Non-allocated $'000	Total $'000
Gross premiums written	581,817	445,581	316,719	238,523	-	1,582,640
Outward reinsurance premiums	(46,693)	(174,715)	(5,578)	(17,505)	-	(244,491)
Net premiums written	535,124	270,866	311,141	221,018	-	1,338,149
Gross premiums earned	574,388	401,751	256,193	236,261	-	1,468,593
Net premiums earned	496,619	234,148	235,291	216,051	-	1,182,109
Allocated investment return	21,098	21,613	24,826	20,255	-	87,792
Claims incurred, net of reinsurance	(352,551)	(125,706)	(191,566)	(162,744)	-	(832,567)
Total net expenses comprise:						
Acquisition costs	(122,280)	(49,092)	(63,745)	(39,687)	-	(274,804)
Administrative expenses	(35,685)	(24,543)	(24,069)	(23,154)	(4,253)	(111,704)
Fee income	2,824	(801)	935	1,245	-	4,203
Other technical charges	(5,718)	(44)	(420)	(10,647)	-	(16,829)
Total net expenses	(160,859)	(74,480)	(87,299)	(72,243)	(4,253)	(399,134)
Underwriting result (1)	4,307	55,575	(18,748)	1,319	(4,253)	38,200

2003 (Restated)	Alea London $'000	Alea Alternative Risk $'000	Alea North America $'000	Alea Europe $'000	Non-allocated $'000	Total $'000
Gross premiums written	566,042	261,141	282,921	190,078	-	1,300,182
Outward reinsurance premiums	(78,198)	(129,172)	(33,222)	(30,879)	-	(271,471)
Net premiums written	487,844	131,969	249,699	159,199		1,028,711
Gross premiums earned	482,701	205,062	228,361	198,151	-	1,114,275
Net premiums earned	407,656	97,856	189,324	163,645	-	858,481
Allocated investment return	13,995	12,681	19,022	12,113	-	57,811
Claims incurred, net of reinsurance	(224,988)	(70,556)	(130,024)	(103,082)	-	(528,650)
Total net expenses comprise:						
Acquisition costs	(92,521)	(19,654)	(55,268)	(27,958)	-	(195,401)
Administrative expenses	(32,122)	(15,880)	(17,917)	(21,112)	(3,067)	(90,098)
Fee income	1,654	-	545	165	-	2,364
Other technical charges	(5,611)	(24)	(700)	(12,669)	-	(19,004)
Total net expenses	(128,600)	(35,558)	(73,340)	(61,574)	(3,067)	(302,139)
Underwriting result (1)	68,063	4,423	4,982	11,102	(3,067)	85,503

(1) Balance on the Technical Account - General Business before claims equalisation provision

Intra-group quota share arrangements

For the years ended 31 December 2004 and 31 December 2003 intra-group quota share arrangements comprised: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda. The aggregate effect of these arrangements are detailed below:

2004	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Net premiums earned	**496,619**	**5,353**	**464,086**	**216,051**	**1,182,109**
Intercompany reinsurance	**(173,447)**	**326,153**	**(323,533)**	**170,827**	**-**
Net premiums earned after intercompany reinsurance	**323,172**	**331,506**	**140,553**	**386,878**	**1,182,109**
Underwriting result					
Before intercompany reinsurance	**4,307**	**(47,227)**	**79,801**	**1,319**	**38,200**
After intercompany reinsurance	**7,923**	**(18,648)**	**30,439**	**18,486**	**38,200**

2003	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net premiums earned	407,656	2,520	284,660	163,645	858,481
Intercompany reinsurance	(142,397)	203,005	(197,151)	136,543	-

Net premiums earned after intercompany reinsurance	265,259	205,525	87,509	300,188	858,481
Underwriting result					
Before intercompany reinsurance	68,063	(10,841)	17,180	11,101	85,503
After intercompany reinsurance	45,468	(5,046)	(1,168)	46,249	85,503

Underwriting results by product group before intra-group quota share arrangements

The Group's business is also composed of two primary product lines, consisting of reinsurance and insurance.

2004	**Reinsurance $'000**	**Insurance $'000**	**Non-allocated $'000**	**Total $'000**
Gross premiums written	**928,949**	**653,691**	**-**	**1,582,640**
Outward reinsurance premiums	**(52,694)**	**(191,797)**	**-**	**(244,491)**
Net premiums written	**876,255**	**461,894**	**-**	**1,338,149**
Gross premiums earned	**886,118**	**582,475**	**-**	**1,468,593**
Net premiums earned	**798,257**	**383,852**	**-**	**1,182,109**
Allocated investment return	**59,285**	**28,507**	**-**	**87,792**
Claims incurred, net of reinsurance	**(624,973)**	**(207,594)**	**-**	**(832,567)**
Total net expenses comprise:				
Acquisition costs	**(178,956)**	**(95,848)**	**-**	**(274,804)**
Administrative expenses	**(69,616)**	**(37,835)**	**(4,253)**	**(111,704)**
Fee income	**4,665**	**(462)**	**-**	**4,203**
Other technical charges	**(16,785)**	**(44)**	**-**	**(16,829)**
Total net expenses	**(260,692)**	**(134,189)**	**(4,253)**	**(399,134)**
Underwriting result (1)	**(28,123)**	**70,576**	**(4,253)**	**38,200**

2003	Reinsurance $'000	Insurance $'000	Non-allocated $'000	Total $'000
Gross premiums written	867,781	432,401	-	1,300,182
Outward reinsurance premiums	(161,441)	(110,030)	-	(271,471)
Net premiums written	706,340	322,371	-	1,028,711
Gross premiums earned	787,315	326,960	-	1,114,275
Net premiums earned	627,464	231,017	-	858,481
Allocated investment return	42,254	15,557	-	57,811
Claims incurred, net of reinsurance	(389,667)	(138,983)	-	(528,650)
Total net expenses comprise:				
Acquisition costs	(125,880)	(69,521)	-	(195,401)
Administrative expenses	(54,850)	(32,181)	(3,067)	(90,098)
Fee income	2,374	(10)	-	2,364
Other technical charges	(19,200)	196	-	(19,004)
Total net expenses	(197,556)	(101,516)	(3,067)	(302,139)
Underwriting result (1)	82,494	6,076	(3,067)	85,503

(1) Balance on the Technical Account - General Business before claims equalisation provision

Gross premiums written	2004 $'000	2003 $'000
Insurance		
Casualty	**484,075**	339,342
Property	**167,681**	92,226
Marine, aviation & transport	**1,935**	88
Other	**-**	745
Total insurance	**653,691**	432,401
Reinsurance		
Casualty	**671,992**	584,463
Property	**231,925**	232,198
Marine, aviation & transport	**4,382**	32,414
Other	**20,650**	18,706
Total reinsurance	**928,949**	867,781
Total	**1,582,640**	1,300,182

Gross premiums earned	2004 $'000	2003 $'000
Insurance		
Casualty	**451,718**	243,787
Property	**130,757**	82,466
Marine, aviation & transport	**-**	88
Other	**-**	619
Total insurance	**582,475**	326,960
Reinsurance		
Casualty	**624,144**	481,901
Property	**236,289**	250,377
Marine, aviation & transport	**8,879**	40,176
Other	**16,806**	14,861
Total reinsurance	**886,118**	787,315
Total	**1,468,593**	1,114,275

Net premiums written	2004 $'000	2003 $'000
Insurance		
Casualty	**324,206**	239,077
Property	**137,688**	82,557
Marine, aviation & transport	**-**	88
Other	**-**	649
Total insurance	**461,894**	322,371
Reinsurance		
Casualty	**660,508**	482,394
Property	**195,632**	188,541
Marine, aviation & transport	**(328)**	16,242

Other	**20,443**	19,163
Total reinsurance	**876,255**	706,340
Total	**1,338,149**	1,028,711

Net premiums earned	**2004 $'000**	2003 $'000
Insurance		
Casualty	**269,116**	152,211
Property	**114,736**	78,195
Marine, aviation & transport	**-**	88
Other	**-**	523
Total insurance	**383,852**	231,017
Reinsurance		
Casualty	**586,161**	383,498
Property	**194,769**	204,064
Marine, aviation & transport	**729**	24,600
Other	**16,598**	15,302
Total reinsurance	**798,257**	627,464
Total	**1,182,109**	858,481

4 Movement in prior year provision for claims outstanding net of reinsurance

The table below presents amounts included in incurred claims arising from the movement in the prior year provision for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding, net of reinsurance held at the previous balance sheet date.

Increase/(decrease) in claims outstanding net of reinsurance before discount	2004 $'000	2003 $'000
Underwriting years 1999 and prior	**17,395**	19,998
Underwriting year 2000	**43,647**	18,170
Underwriting year 2001	**49,351**	(7,374)
Underwriting year 2002	**1,789**	(684)
Underwriting year 2003	**(42)**	-
	112,140	30,110
Claims outstanding net of reinsurance at prior period end before discount	**716,482**	514,141
Discount	**(44,492)**	(25,992)
	671,990	488,149

5 Net operating expenses

	2004 $'000	2003 $'000
Acquisition costs	**355,028**	301,292
Changes in deferred acquisition costs	**(21,432)**	(40,823)
Administrative expenses	**111,704**	90,098
	445,300	350,567
Reinsurance commissions and profit participation	**(58,792)**	(65,068)
Net operating expenses	**386,508**	285,499

6 Profit on ordinary activities before taxation

The profit on ordinary activities before taxation is stated after charging :

	2004 $'000	2003 $'000
Depreciation		
Owned assets	**6,158**	5,868
Rentals under operating leases		
Land and buildings	**5,021**	4,438
Other	**150**	224
Auditors' remuneration		
Audit fees	**2,085**	1,860
Tax advice	**396**	210

Actuarial and other consulting	**408**	378

In 2003, $7.0 million of remuneration was also paid to the auditors in relation to the Company's IPO. This amount was charged directly to reserves.

7 Investment return

	2004	2003
	$'000	$'000
Investment income		
Income from other financial investments	**76,415**	56,337
Net realised gains on investments	**2,573**	12,146
	78,988	68,483
Investment expenses		
Other investment expenses	**(4,730)**	(3,975)
Unrealised investment losses		
Movement during the year	**(7,082)**	(29,173)
Actual investment return	**67,176**	35,335
Longer-term investment return	**87,792**	57,811
Actual investment return excluding gain on subordinated preferreds	**(67,176)**	(35,335)
Effect of short-term fluctuations over the year	**20,616**	22,476

The longer-term investment return is calculated for each business segment and based on the average invested assets and the expected longer-term rate of return on those assets having regard to the relevant economic and market forecasts. The Group has selected an overall rate of 4.5% (2003: 4.5 %). The average investment return for the five years to 31 December 2004 was 5.3% (2003: 5.5%).

8 Employee information

	2004	2003
	$'000	$'000
Wages and salaries	**51,147**	49,925
Social security costs	**5,373**	4,098
Other pension costs	**4,206**	3,552
	60,726	57,575

The average number of employees during the year was as follows:

	2004	2003
	Number	Number
Underwriting	**122**	120
Finance	**64**	75
Information Technology	**41**	41
Claims	**38**	30
Technical Accounts	**41**	30
Management and Administration	**86**	71
	392	367

9 Taxation

The charge for taxation comprises:

	2004 $'000	2003 $'000
Current taxation	**(9,367)**	(1,890)
Deferred taxation	**(7,226)**	(11,638)
	(16,593)	(13,528)

The credit/(charge) for taxation can be analysed as follows:

	2004 $'000	2003 $'000
Tax on operating profit	**(21,094)**	(17,778)
Tax on short-term fluctuations in investment return	**4,686**	3,119
Tax on change in claims equalisation provision	**(185)**	1,131
	(16,593)	(13,528)

The tax charge for the year ended 31 December 2003 included a $9.0 million credit for deferred tax not previously recognised in respect of tax losses.

The tax for the periods presented varied from the stated rate of UK corporation tax as explained below:

	2004 $'000	2003 $'000
Profit on ordinary activities before taxation	**10,929**	54,538
Profit on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2003: 30%)	**(3,279)**	(16,361)
Factors affecting tax charge:		
Adjustment in respect of foreign tax rates	**(11,038)**	(6,331)
Adjustment in respect of prior periods	**1,330**	31
Overseas and other taxes	**(380)**	(367)
Withholding tax on dividend	**(3,986)**	-
Movement in tax losses	**1,457**	18,473
Other permanent items	**389**	(102)
Other timing differences	**9,054**	2,767
Current tax charge	**(9,367)**	(1,890)

The tax for the period presented can be analysed by juristiction as explained below:

2004	Bermuda $'000	Jersey $'000	United Kingdom $'000	United States $'000	Switzerland $'000	Total $'000
Profit/(loss) on ordinary activities before taxation	(40,472)	948	(6,058)	21,462	35,049	10,929
Profit/(loss) on ordinary activities multiplied by the standard rate of UK corporation tax at 30% (2003: 30%)	12,141	(284)	1,817	(6,438)	(10,515)	(3,279)
Factors affecting tax charge:						
Adjustment in respect of foreign tax rates	(12,141)	284	-	(1,073)	1,892	(11,038)
Adjustment in respect of prior periods	-	-	974	356	-	1,330
Overseas and other taxes	-	(289)	(29)	(62)	-	(380)
Withholding tax on dividend	-	-	-	(3,986)	-	(3,986)
Movement in tax losses	-	-	(2,010)	-	553	(1,457)
Other permanent items	-	-	(137)	526	-	389
Other timing differences	-	-	(326)	1,310	8,070	9,054
Current tax (charge)/credit	-	(289)	289	(9,367)	-	(9,367)

10 Earnings per ordinary share

Basic earnings per ordinary share is based on the profits after tax and the weighted average ordinary shares in issue as follows:

	2004 Number	2003 Number
Weighted average ordinary shares in issue	**174,606,795**	114,269,807
Fully diluted number of shares	**176,239,769**	116,266,620

	2004 Per share	2003 Per share
(Loss)/earnings - basic ($)	**(0.03)**	0.42
(Loss)/earnings- fully diluted ($)	**(0.03)**	0.42

Operating earnings - basic ($)	**0.06**	0.55
Operating earnings - fully diluted ($)	**0.06**	0.54

Operating earnings per ordinary share based on the longer-term investment return is considered to be a more appropriate measure of operating performance than earnings per share including short-term fluctuations in investment return. Transfers to or from claims equalisation provisions are transfers to or from a statutory reserve and not a deduction or credit in arriving at operating profit. The gain made in 2003 on the purchase of subordinated preferred shares issued by subsidiaries has also been excluded in calculating operating profit.

The reconciliation between earnings per ordinary share and operating earnings per ordinary share is as follows:

	2004 $'000	2003 $'000
(Loss)/profit for the financial year attributable to equity shareholders	**(5,664)**	48,510
Add		
Gain on purchase of subordinated preferred shares issued by subsidiaries	-	(7,500)
Shor-term fluctuations in investment return	**20,616**	22,476
Change in claims equalisation provision	**(617)**	3,771
	19,999	18,747
Tax thereon	**(4,500)**	(4,250)
	15,499	14,497
Operating profit after tax	**9,835**	63,007

11 Intangible assets

The net book value of intangible assets comprises capitalised expenses of $1.4 million in obtaining United States licences together with insurance licences for the United States market, with a fair value of $8.4 million which were acquired as a result of the purchase of Seven Hills Insurance Company. Based on their annual impairment review, the Directors believe that no impairment exists and therefore, as at 31 December 2004, the intangible assets are stated at $9.8 million (31 December 2003: $10.0 million).

12 Investments

Group - investments		**Current Value**		**Historic Cost**
Other financial investments	**2004 $'000**	2003 $'000	**2004 $'000**	2003 $'000
Shares and other variable yield securities - listed	**947**	836	**904**	826
Debt securities - unit trusts - listed	**45,801**	34,061	**44,077**	33,152
Debt securities and other fixed income securities - listed	**1,968,903**	1,432,032	**1,967,969**	1,421,894
Deposits with credit institutions	**131,995**	115,428	**131,995**	115,428
Total debt securities and other fixed income securities	**2,100,898**	1,547,460	**2,099,964**	1,537,322

Total other financial investments	**2,147,646**	1,582,357	**2,144,945**	1,571,300
Deposits with ceding undertakings	**143,687**	105,513	**143,687**	105,513
Total investments	**2,291,333**	1,687,870	**2,288,632**	1,676,813

Included within investments as at 31 December 2004, the Group held $53.9 million (31 December 2003: $19.8 million) as statutory deposits with local regulators. A further $872.6 million (31 December 2003: $540.5 million) is held in trust for the benefit of holders of North American policies. Included within investments at 31 December 2004 is $432.1 million (31 December 2003: $185.4 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North America Insurance Company due to quota share arrangements between these companies.

There are pledges over certain investments for the issuance of letters of credit in the normal course of business. As at 31 December 2004, the pledges covered assets of $247.6 million (31 December 2003: $227.6 million).

Included within "Debt securities - unit trusts - listed" as at 31 December 2004 the group held Société d'Investissement à Capital Variable ("SICAV") of $45.8 million (31 December 2003: $34.1 million) pledged for the benefit of French and Belgian Cedents. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AAA and duration of approximately 5.5 years.

Summary by rating – Debt securities and other fixed income securities		**2004**		2003
	$'000	**%**	$'000	%
AAA/US Govt or equivalent	**1,824,115**	**86.8**	1,344,644	86.9
AA	**248,283**	**11.8**	178,668	11.5
A	**28,500**	**1.4**	24,148	1.6
BBB	**-**	**-**	-	-
NR	**-**	**-**	-	-
	2,100,898	**100.0**	1,547,460	100.0

Summary by maturity – Debt securities and other fixed income securities		**2004**		2003
	$'000	**%**	$'000	%
Less than 1 year	**435,408**	**20.7**	272,667	17.6
1 year up to 3 years	**447,490**	**21.3**	417,423	27.0
3 years up to 5 years	**416,730**	**19.8**	279,490	18.1
5 years up to 10 years	**312,480**	**14.9**	217,140	14.0
More than 10 years	**488,790**	**23.3**	360,740	23.3
	2,100,898	**100.0**	1,547,460	100.0

Included within fixed income securities with a maturity of more than 10 years are mortgage backed securities issued by United States Government Agencies with a market value of $264.0 million (31 December 2003: $168.7 million) and nominal weighted average life of 3.7 years (31 December 2003: 3.5 years).

Company - investments in Group undertakings	**2004** **$'000**	Restated (Note 20) 2003 $'000
As at 1 January	**808,514**	479,130
Acquisitions during the year	**253,089**	255,143
Disposals during the year	**(50,000)**	-
Revaluation during the year	**(95,477)**	74,241
As at 31 December	**916,126**	808,514

As at 31 December 2003, the investments were presented at historical cost. With effect from 1 January 2004, the Company has valued its investments in Group undertakings at net asset value in accordance with the accounting policy stated in note 1.The 2003 comparatives have been restated accordingly as stated in note 20.

The following transactions were executed in 2003 subsequent to the initial public offering on the London Stock Exchange on 19 November 2003:

The Company acquired 10,912,066 shares of common stock in Alea (Bermuda) Ltd valued at $44.2 million. This represented a 8.84% holding bringing the holding in Alea (Bermuda) Ltd to 67.34%.

The Company acquired 432.18 shares of common stock in Alea Holdings US Company valued at $28.5 million. This represented a 25.01% holding making Alea Holdings US Company a direct 100% subsidiary of the Company.

The Company purchased from Bankers Trust Corporation and certain of its affiliates $50.0 million of subordinated preferred shares issued by subsidiaries of the Alea Group for a total consideration of $42.5 million. This comprised 30,000,000 shares of preferred stock in Alea (Bermuda) Ltd valued at $25.5 million and 200,000 shares of preferred stock in Alea Holdings Guernsey Ltd valued at $17.0 million.

At 31 December 2003, the Company had a direct holding of 67.34% of the common shares of Alea (Bermuda) Ltd, with the balance of 32.66% held indirectly through Alea Group Holdings AG. On 17 December 2004, the Company acquired the remaining 32.66% of the common shares of Alea (Bermuda) Ltd from Alea Group Holdings AG valued at $118.1 million resulting in 100% direct ownership of Alea (Bermuda) Ltd.

On 20 December 2004, the $50.0 million of subordinated preferred shares described above were redeemed by Alea (Bermuda) Ltd and Alea Guernsey Limited in accordance with their terms of issue for $39.0 million and $26.0 million, respectively. The aggregate proceeds of $65.0 million were donated by the Company to Alea (Bermuda) Ltd as contributed surplus.

On 28 December 2004, Alea Holding US Company paid a dividend of $90.0 million to the Company. This is the main cause for the negative revaluation movement noted during the year. The Company donated $70.0 million to Alea (Bermuda) Ltd as contributed surplus and retained $20.0 million for general corporate purposes.

13 Debtors arising out of insurance and reinsurance operations

	2004 $'000	2003 $'000
Pipeline premiums in respect of inwards insurance not yet due	**87,521**	39,419
Other debtors arising out of insurance operations	**30,426**	27,512
Debtors arising out of insurance operations	**117,947**	66,931
Pipeline premiums in respect of inwards reinsurance not yet due	**328,705**	359,193
Other debtors arising out of reinsurance operations	**191,714**	172,442
Debtors arising out of reinsurance operations	**520,419**	531,635

All insurance debtors arise from transactions with intermediaries.

14 Tangible assets

The book value of tangible assets is made up as follows:

Cost	**Computer equipment and software $'000**	**Fixtures and office equipment $'000**	**Other $'000**	**Total $'000**
As at 1 January 2004	23,727	6,104	2,472	32,303
Exchange movement	1,620	234	229	2,083
Additions	5,335	1,874	17	7,226
Disposals	(520)	(14)	-	(534)
As at 31 December 2004	**30,162**	**8,198**	**2,718**	**41,078**
Depreciation				
As at 1 January 2004	(14,801)	(3,427)	(1,863)	(20,091)
Exchange movement	(1,412)	(200)	(126)	(1,738)
Charge for the period	(4,963)	(909)	(286)	(6,158)
Disposals	502	10	-	512
As at 31 December 2004	**(20,674)**	**(4,526)**	**(2,275)**	**(27,475)**
Net Book Value				
As at 31 December 2003	8,926	2,677	609	12,212
As at 31 December 2004	**9,488**	**3,672**	**443**	**13,603**

15 Other debtors

	2004 $'000	2003 $'000
Deferred taxation	**30,632**	33,767

Tax recoverable	**2,593**	3,181
Sundry debtors	**16,785**	18,745
	50,010	55,693

The deferred tax asset comprises:

	2004 $'000	2003 $'000
Tax losses and disclaimed technical reserves	**27,979**	29,152
Other timing differences	**2,653**	4,615
	30,632	33,767
Balance as at 1 January	**33,767**	46,657
Charge for the year	**(7,226)**	(11,638)
Credit allocated to exchange movement for the year	**2,770**	-
Exchange movement	**1,321**	(1,252)
Balance as at 31 December	**30,632**	33,767

The Group's net deferred tax asset at 31 December 2004 was $30.6 million (31 December 2003: $33.8 million). The balance included a deferred tax asset of $17.1 million (31 December 2003: $14.9 million) in respect of the United Kingdom, $1.3 million (31 December 2003: $3.0 million) in respect of Alea North America and $12.2 million (31 December 2003: $15.9 million) in respect of Switzerland.

The deferred tax asset has been recognised in respect of losses carried forward to the extent that, based upon detailed budgets, the Group anticipates taxable profits to arise within the foreseeable future. There were no unrecognised deferred tax assets as at 31 December 2004 (31 December 2003: nil).

In 2004 the exchange differences are disclosed net of tax. For the financial year 2004 there was a tax credit which increased the exchange gain by $2.8 million.

16 Share capital

	2004 Number '000s	**2004 $'000**	2003 Number '000s	2003 $'000
Authorised:				
Common shares of $0.01	**1,000,000**	**10,000**	1,000,000	10,000
Total authorised	**1,000,000**	**10,000**	1,000,000	10,000
Allotted, called up and fully paid:				
Common shares of $0.01	**174,422**	**1,744**	174,707	1,747
Total allotted, called up share capital and fully paid	**174,422**	**1,744**	174,707	1,747

Stock options and restricted shares

Bermuda Plan

Alea Group Holdings AG had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries, as amended in connection with IPO (the "Bermuda Plan"), in connection

with the redomiciling of the ultimate parent company of the Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for common shares and options in connection with an equity exchange offer that was completed on 3 April 2002. In total, 15,000,000 common shares are authorised for use under the Bermuda Plan.

The exercise price of the options will be the fair market value of the common shares on the grant date. Generally, the options vest rateably over a five-year period except in the case of performance options where vesting is affected by attainment of certain pre-approved financial targets. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment. Certain options granted contain shortened expiration and vesting periods.

The terms of the Company's common shares and the exercise price of the options to acquire company common shares on the purchase/grant date were determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. The Bermuda Plan was terminated as to future grants with effect from 19 November 2003.

Executive Plan

The Company's shareholders have adopted the Alea Executive Option and Stock Plan and the Alea Sharesave Plan ("Executive Plan"). The Executive Plan provides for the grant of time and performance options, restricted stock units and share savings for employees. The exercise price of options granted shall not be less than the middle market quotation for the Company's shares on the dealing day preceding the date of grant. The number of common shares granted in any period under all of the Company's employee share schemes (excluding shares issuable on exercise of options granted prior to 19 November 2003) may not exceed 10% of the Company's issued ordinary share capital. Generally, the vesting period of an option granted under the Executive Plan is subject to the discretion of the Board (or a committee thereof) provided that vesting for certain tax qualified options may not be earlier than 3 years or more than 10 years after the date of grant and unless any relevant performance conditions have been satisfied.

To date the options granted under the Executive Plan vest rateably over a five-year period. No performance options have been granted under this plan. At the discretion of the Board the exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of employment.

Share Purchase Arrangements

In order to align closely the interests of employees with those of its shareholders the Company has made available share purchase facilities for those employees given the opportunity to purchase shares and receive an option multiple under the Bermuda Plan and the Executive Plan. An employee may borrow up to 50% of the employee's purchase price of the shares which are then pledged toward repayment. Such loans carry interest at full market rates established at the time the loan is taken out and are repayable in five equal annual payments of 20% of the principal amount thereof. The total amount outstanding under these arrangements in respect of all officers and employees as at 31 December 2004 was $2,726,327 (31 December 2003: $3,225,832).

The Remuneration Committee may defer mandatory amortisation of loans for employees at its discretion and has determined to do so in respect of instalments due in 2005 as a consequence of the decision to eliminate plan achievement based bonuses payable in respect of the 2004 period. As a result, for employees of the Group, loan amortisation payments due in 2005 will be deferred to 2006, but loans will continue to bear interest during the deferral period. For officers of the Group, loan interest repayments may be deferred only if that officer is not in receipt of a merit award or guaranteed bonus payable in

respect of the 2004 period. Executive Directors will not be permitted to defer scheduled payments of principal or interest on any loan outstanding. Further details of loans made to officers of the Group are stated in note 31. Officers of the Group include those officers who are on the Leadership Team.

Other

The Company has issued to Fisher Capital Corp. LLC certain options to acquire common shares, which are fully vested and are exercisable within 15 years of the date of grant. In connection with a consulting agreement, the company has issued restricted shares which are fully vested to Richard Delaney, a former Director. These shares and options were not granted pursuant to either Plan.
Transactions involving common share options and share participation certificate options are as follows:

	2004		2003	
Options outstanding	**Number**	**Weighted average price $**	Number	Weighted average price $
As at 1 January	**11,229,400**	**3.59**	9,577,660	3.41
Granted	**2,694,720**	**4.53**	2,229,780	4.30
Forfeited	**(2,011,480)**	**3.84**	(578,040)	3.39
As at 31 December	**11,912,640**	**3.76**	11,229,400	3.59

Forfeited options include options reacquired from employees and Directors and subsequently cancelled.

17 Group - movement in consolidated shareholders' funds

	Share capital $'000	**Share premium $'000**	**Capital reserve $'000**	**Profit and loss account $'000**	**Total $'000**
As at 1 January 2004	1,747	633,053	75,644	14,958	725,402
Share issues	-	117	-	-	117
Capital raising expenses	-	-	(263)	-	(263)
Share repurchase and cancellation	(3)	(1,731)	-	-	(1,734)
Share based payments	-	83	-	-	83
Retained loss transferred to reserves	-	-	-	(23,104)	(23,104)
Exchange differences	-	-	-	5,917	5,917
As at 31 December 2004	**1,744**	**631,522**	**75,381**	**(2,229)**	**706,418**

Company - movement in shareholders' funds

	Share capital $'000	**Share premium $'000**	**Capital reserve $'000**	**Revaluation reserve $'000**	**Profit and loss account $'000**	**Total $'000**
As at 1 January 2004 (restated note 20)	1,747	633,053	16,361	74,241	-	725,402
Share issues	-	117	-	-	-	117
Capital raising expenses	-	-	(263)	-	-	(263)
Share repurchase and	(3)	(1,731)	-	-	-	(1,734)

cancellation						
Share based payments	-	83	-	-	-	83
Unrealised losses (note 12)	-	-	-	(95,477)	-	(95,477)
Retained profit for the financial period	-	-	-	-	78,290	78,290
As at 31 December 2004	**1,744**	**631,522**	**16,098**	**(21,236)**	**78,290**	**706,418**

The Company movement in shareholders' funds has taken into account the change in accounting policy with regards to the valuation method used for investments in Group undertakings as stated in notes 1, 12 and 20.

Share based payments - Group and Company
The credit to reserves for share based payments relates to the profit and loss account charge recorded under the requirements of UITF 17.

18 Dividend

Ordinary dividends comprise:

	2004 $'000	2003 $'000
Interim dividend paid - $0.03 per share (2003: nil)	**5,238**	-
Final declared - $0.07 per share (2003: nil)	**12,202**	-
Ordinary dividend	**17,440**	-

The Board has recommended a final dividend of seven cents per Common Share payable on 10 June 2005 to shareholders on the register of members at the close of business (Bermuda time) on 13 May 2005. Dividends are declared and paid gross.

Dividends are declared in U.S Dollars but may be paid in U.S. Dollars, British Pounds or Swiss Francs. The British Pound or Swiss Franc equivalent of dividends declared in US Dollars will be calculated by reference to an exchange rate prevailing on 20 May 2005.

19 Claims outstanding

	2004 $'000	2003 $'000
Gross		
Provision for claims outstanding, reported and not reported	**1,971,265**	1,463,702
Discount	**(140,534)**	(80,020)
	1,830,731	1,383,682
Claims handling provisions	**21,162**	14,869
	1,851,893	1,398,551
Aggregate excess reinsurance		
Provision for claims outstanding, reported and not reported	**(465,722)**	(508,924)
Discount	**36,985**	35,355
Net aggregate excess reinsurance	**(428,737)**	(473,569)
Other reinsurance		
Provision for claims outstanding, reported and not reported	**(315,528)**	(253,165)
Discount	**7,062**	173
Net other reinsurance	**(308,466)**	(252,992)
Total reinsurance		
Provision for claims outstanding, reported and not reported	**(781,250)**	(762,089)
Discount	**44,047**	35,528
Total reinsurers share of claims outstanding	**(737,203)**	(726,561)
Claims outstanding, net of reinsurance		
Before discount	**1,211,177**	716,482
Discount	**(96,487)**	(44,492)
Claims outstanding net of reinsurance	**1,114,690**	671,990

Security held for aggregate excess reinsurance	2004 $'000	2003 $'000
Deposits received from reinsurers	**123,743**	199,903
Trust fund and LOC collateral available against aggregate excess contracts	**277,297**	228,415
Total collateral available against aggregate excess reinsurance recoverable	**401,040**	428,318
Collateral held in respect of unearned premiums	**2,713**	11,241
Total collateral held	**403,753**	439,559

Where appropriate, reserves are discounted in accordance with statutory regulations of the European Union. Discount rates are based on the expected future cash flow derived from assets established for the payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business. All data is presented for the years ended 31 December 2004 and 31 December 2003 prior to intra-group quota share arrangements.

The amount of discount and the average gross mean term can be analysed as follows:

				2004
	Gross $'000	**Reinsurance $'000**	**Net $'000**	**Gross mean term Years**
London	**22,070**	**(5,866)**	**16,204**	**4.3**
United States	**33,552**	**(18,103)**	**15,449**	**5.5**
Bermuda [(1)]	**23,605**	**(5,999)**	**17,606**	**3.9**
Europe	**61,307**	**(14,079)**	**47,228**	**5.9**
Total	**140,534**	**(44,047)**	**96,487**	**5.0**

				2003
	Gross $'000	Reinsurance $'000	Net $'000	Gross mean term Years
London	8,662	(4,541)	4,121	5.0
United States	12,727	(9,354)	3,373	5.1
Bermuda	14,284	(7,117)	7,167	4.1
Europe	44,347	(14,516)	29,831	4.5
Total	80,020	(35,528)	44,492	4.7

The total average discount rate has been established at a rate below the average investment return for the five years to 31 December 2004 which was 5.3% (2003: 5.6%).

(1) After application of the reinsurance contracts, all business areas have a mean term of more than four years in accordance with the Company's policies.

Claims equalisation provision	**2004 $'000**	2003 $'000
As at 1 January	**6,408**	2,368
Currency revaluation	**451**	269
Change in claims equalisation provision	**(617)**	3,771
As at 31 December	**6,242**	6,408

The claims equalisation provision is in respect of the UK subsidiary. The reserve is established for the purpose of mitigating exceptionally high loss ratios. In 2004, there was a small release from the provision as a result of claims incurred due to hurricane and typhoon activity.

20 Prior year adjustment

The Company reports investments in Group undertakings at net asset value. In prior years, investments were reported by the Company at historical cost. This has no impact on the Group accounts.

The impact of the change in accounting policy is as follows:

	2003 $'000
Investments in group undertakings under the old policy	734,273
Revaluation reserve	74,241
Investments in group undertakings under the new policy	808,514
Revaluation reserve in capital reserve under the old policy	-
Revalution reserve	74,241
Revaluation reserve in capital reserve under the new policy	74,241

21 Other technical provisions

As at 31 December 2004, the Directors determined that an unexpired risk provision, in excess of the unearned premium reserve, to recognise the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date need not be established (31 December 2003: nil).

22 Group creditors

Creditors arising out of insurance and reinsurance operations	**2004 $'000**	2003 $'000
Insurance balances payable	**66,909**	62,744
Reinsurance balances payable	**211,464**	133,627
	278,373	196,371

Company creditors - demand note payable to Group undertakings

In consideration of the Company's acquisition of 32.66% of the common shares of Alea (Bermuda) Ltd from Alea Group Holdings AG in December 2004, the Company issued a demand note in the amount of $34.2 million to Alea Group Holdings AG bearing interest at 4.5%. All other demand notes of the Company to Group undertakings outstanding at 31 December 2003 were repaid during 2004.

23 Amounts owed to credit institutions

The three year bank term loan of $200.0 million and the $50.0 million revolver currently carry an interest margin of 90 basis points, which is adjustable based upon the Standard and Poor's debt ratings for Alea. The $50.0 million revolver facility is additionally subject to a commitment fee of 40% of the applicable margin. The term loan was used to repay the pre-existing financing facilities with the balance being used for general corporate expenses. The revolver facility was unutilised during 2004.

In February 2005, the $50.0 million revolver was fully drawn and the funds were used to make a voluntary prepayment of $50.0 million under the $200.0 million term loan. This prepayment was accompanied by an amendment which increased the financial flexibilty of Alea under this financing.

The loan imposes restrictive covenants including limitations on the granting of liens, other dispositions of assets, increased indebtedness and distribution of assets.

Total loan repayments under the above facilities fall due as follows:

	2004 $'000	2003 $'000
2004	-	12,926
2005	-	92,862
2006	-	-
2007	**200,000**	75,000
Total before debt raising expenses	**200,000**	180,788
Capitalised debt raising expenses	**(1,562)**	(2,413)
Total	**198,438**	178,375

The interest expense for the year ended 31 December 2004 amounted to $5.1 million (2003: $4.7 million). Debt raising expenses are capitalised and are amortised over the period of the loan. Capital assets relating to the previous loan arrangements of $ 2.1 million have been written off in 2004.

24 Trust preferred securities

In December 2004, the Group issued $100.0 million of trust preferred securities and had in place a commitment for an additional $20.0 million of trust preferred securities issued in January 2005. These securities (issued from three Delaware trusts established by Alea Holdings US Company, of which one trust was established in January 2005) provide for a preferred dividend at a rate of three month LIBOR plus 285 basis points. These securities allow for the postponement of preferred dividends under certain circumstances for up to five years. These securities carry no financial covenants and no cross default covenants, have a fixed maturity of 30 years, and are callable after five years. The Group has committed to AM Best not to exercise the call rights if such action would negatively affect the Group's AM Best ratings or ratings outlook thereupon. AM Best currently treats these "hybrid" securities as equity in its capital assessment model.

Total trust preferred securities fall due as follows:

	2004 $'000	2003 $'000
2034	**100,000**	-
Total before trust preferred securities raising expenses	**100,000**	-
Capitalised trust preferred securities raising expenses	**(2,047)**	-
Total	**97,953**	-

Trust preferred securities expenses are capitalised and are amortised over the period of the trust preferred securities.

25 Other creditors including taxation and social security

	2004 $'000	2003 $'000
Corporation tax	**4,621**	2,331
Other creditors including other taxes and social security costs	**15,718**	664
	20,339	2,995

26 Accruals and deferred income

	2004 $'000	2003 $'000
Deferred reinsurance commissions	**3,459**	665
Other accruals and deferred income	**27,680**	37,135
	31,139	37,800

27 Capital commitments

At 31 December 2004 there were capital commitments of $1.1 million (31 December 2003:$1.1 million) relating to software, leasehold improvements and fixtures.

28 Operating leases

Annual commitments under operating leases expire:

	2004		2003	
	Land and buildings $'000	**Other $'000**	Land and buildings $'000	Other $'000
- within one year	**180**	**-**	-	14
- between two and five years	**1,869**	**35**	459	21
- over five years	**3,005**	**-**	3,091	-
	5,054	**35**	3,550	35

29 Pension commitments

The employees of the Group are covered by defined contribution schemes the costs of which are charged to the profit and loss account when incurred. The total cost of retirement benefits for the Group in the year ended 31 December 2004 was $4.2 million (2003: $3.6 million).

30 Contingent liabilities

Litigation – settlement

In December 2004, a settlement was reached in the 2003 lawsuit commenced by PXRE Reinsurance Company ("PXRE") against Lumbermens, which in turn had joined Alea North America Company ("ANAC") in August 2003 as a third party defendant. The lawsuit sought rescission (amongst other claims) of a retrocession arrangement in which PXRE reinsured Lumbermens excess of a 75% paid loss ratio, for a maximum liability of $50 million. Under the settlement, PXRE reassumed its liability under the retrocession arrangement. ANAC paid $250,000 as its contribution towards this settlement which was expensed in 2004

Structured settlements

The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured

settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poors). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001. In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 39 million Canadian Dollars ($32 million) and the maximum in relation to any one insurer 17 million Canadian Dollars ($14 million).

Litigation
In January 2003, a claim was made against the Group and its indirect subsidiary ANAC by a former employee of ANAC alleging, inter alia, discrimination, harassment and retaliation for damages totalling $3.5 million. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and is vigorously defending itself against the claim. The Group's Motion for Summary Judgment was fully briefed as of April 22, 2004, and is presently pending. No provision has been made in the accounts for this matter.

Subpoena
In November 2004, Alea North America Insurance Company ("ANAIC") received a subpoena from the Attorney General of New York and, together with Alea North America Specialty Insurance Company ("ANASIC"), received inquiries from certain U.S. state insurance departments (which inquiries were only for informational purposes). The subpoena and inquiries relate to the on-going industry-wide investigations into U.S. producer compensation practices and arrangements. No allegations of wrongdoing have been made against ANAIC and ANASIC, nor any of their employees, nor do we have reason to believe any of them are specific targets of any investigation.

ANAIC and ANASIC have co-operated fully with these inquiries. After concluding their internal investigations in connection with these matters, the companies have reported to these regulatory authorities that they have identified no transactions or information causing concern, nor are they aware of any improper conduct.

Company contingent obligations
In the third quarter of 2002 the Company entered into a top down guarantee with each of the Group's rated insurance operating entities. These guarantees are in addition to the pre-existing cross company guarantees already in place between the various subsidiaries of the Group. Subject to applicable corporate and regulatory requirements, the top down guarantees require that the Company make funds available to the insurance operating entities to allow the entities to fulfill their insurance or reinsurance obligations to the client/customer incurred while the guarantee remains in effect.

31 Related party transactions

Kohlberg Kravis Roberts & Co.
The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas), Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. LLC, also a shareholder. As at 31 December 2004 the balance due under these arrangements was nil (31 December 2003:nil).

Loans to officers
Loans to officers are offered in connection with their purchase of Company shares and are interest bearing and except as described below, are full recourse and made on consistent terms as those to other employees. Mr M. Ricciardelli received a loan of $375,000 in connection with his purchase of pledged shares at a cost of $750,000 in March 2004 that bears interest at 1 year LIBOR set on the funding date and reset annually on each anniversary thereof. Upon termination of employment Mr M Ricciardelli is not personally liable for any amounts in excess of the value of the shares pledged plus any accrued but unpaid bonus contractually payable to him. Consistent with other borrowers, Mr M. Ricciardelli's loan is repayable in five equal annual instalments of 20% of the principal amount thereof. The unpaid interest as at 31 December 2004 was $3,818.

As at 31 December 2004 the Group had loans to officers, including the amount set out above in respect of Mr M. Ricciardelli, of $1,074,819 (31 December 2003: $648,140). The number of officers that had outstanding loans at 31 December 2004 was 11 (31 December 2003: 8). Officers are defined as members of the Leadership Team or its predecessor, the Executive Committee during the respective periods.

Bristol West Insurance Group

During 2003 and 2004, Alea London Ltd underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group (Bristol West), a public company traded on the New York Stock Exchange. Affiliates of a Kohlberg Kravis Roberts & Co. fund other than KKR 1996 Fund (Overseas), Limited Partnership, held an interest in 38.5% of the outstanding shares of Bristol West at 15 February 2005.

Mr J Fisher, a Director of the Company, is Chairman of the Board and Chief Executive Officer of Bristol West and as of 3 March 2005 may be deemed to have beneficial interests in some or all of 1,053,485 shares or options to acquire shares of Bristol West representing approximately 3.0% of the outstanding shares and may also be deemed to to have an interest in some or all of the shares in Bristol West owned by a KKR affiliate representing 2% of the outstanding shares.

Messrs. T Fisher, P Golkin and S Nuttall, Directors of the Company, are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the shares in Bristol West controlled by affiliates of Kohlberg Kravis Roberts & Co. and representing 38.5% of the outstanding shares at 15 February 2005.

The contract was priced and terms and conditions established on an arm's length basis by an unrelated lead underwriter and found to be acceptable by the Company using the Company's normal actuarial practices. The co-participating reinsurers on the contract are companies unrelated to either the Company, Bristol West, KKR or Mr J Fisher.

Gross premiums written in 2004 include $56.5 million in respect of unearned premiums anticipated to be earned in 2005. Effective 1 January 2005, Bristol West exercised its rights to terminate and commute its quota share agreement. All cash balances due to Bristol West of $78.7 million were settled in for full in January 2005. The remaining unearned premium of $56.5 million has been reversed such that 2005 financial statements will show a reduction in gross premiums written of $56.5 million representing the unearned premium balances previously carried forward. There will be no profit and loss impact in 2005 with regards to this contract. The contract has not been renewed in 2005.

The contract had the following impact on the profit and loss account, balance sheet and cash flows of the Group:

General Business - Technical Account	2004 $'000	2003 $'000
Net premiums written	**149,431**	158,500
Net premiums earned	**148,089**	126,341
Net incurred losses	**(118,442)**	(101,072)
Net acquisition expenses	**(25,177)**	(21,479)
Balance on technical account	**4,470**	3,790

Balance Sheet	2004 $'000	2003 $'000
Cash received	**88,197**	55,464
Reinsurance debtors	**66,302**	64,228

Deferred acquisition costs	**9,600**	9,372
Total Assets	**164,099**	129,064
Claims incurred	**98,106**	68,883
Unearned premium reserves	**56,473**	55,130
Retained profit	**9,520**	5,051
Total Liabilities	**164,099**	129,064

Cash Flows	**2004 $'000**	2003 $'000
Premium received	**243,243**	121,277
Claims paid	**(155,046)**	(65,813)

No amounts have been written off in respect of debts due to or from Bristol West.

Conseco Inc.
Mr R Hilliard, a Director of the Company, is the Executive Chairman of the Board of Conseco Inc.. A subsidiary of the Company was an insurer on Conseco Inc.'s Directors and Officers insurance policy, for which Conseco paid to the Company a net premium of $364,595 with respect to the 2003 underwriting year. The terms of this agreement were made on an arm's length basis without any involvement of Mr Hilliard.

Willis Group Holdings
Willis Group Holdings Limited and its subsidiaries ("Willis") conduct insurance and reinsurance intermediary activities.

As at 31 December 2004, KKR 1996 Fund (Overseas), Limited Partnership owned 5.6% (31 December 2003: 23.3%) of the outstanding common equity of Willis Group Holdings Limited.

The Group has entered into multiple business arrangements with Willis for the years ended 31 December 2004 and 31 December 2003. These transactions involved the production and procurement of insurance and reinsurance relationships and contracts, in many cases for a commission or fee, the transmission of premium and other related transactions.

While most of these relationships and contracts individually have involved less than 0.5% of the assets of the Group, some of the transactions have involved premium flows or other cash flows through Willis in excess of such amounts. In aggregate the total gross premiums written by the Group produced through Willis for the year ended 31 December 2004 was $69.5 million (31 December 2003: $74.6 million).

Messrs. P Golkin and S Nuttall are directors and shareholders of Willis and may also be deemed to be beneficially interested in some or all of the shares in Willis owned by KKR 1996 Fund (Overseas), Limited Partnership and KKR Partners (International), Limited Partnership. Mr J Fisher is a director and shareholder of Willis and may also be deemed to be beneficially interested in some or all of the options to acquire shares in Willis held by Fisher Capital Corp. LLC and the shares in Willis owned by KKR Partners (International), Limited Partnership.

The Group's dealings with intermediaries, including Willis, are on arm's length normal commercial terms.

32 Credit risk – exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd and Lumbermens entered into a 100% quota share reinsurance of

the Lumbermens business written by Equus Re through 30 September 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea (Bermuda) Ltd for losses in excess of a 75% paid loss ratio on the same business (the "Protected Business"). In addition to the Protected Business, the parties agreed that the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd (the " Fronted Business"). Concurrent with these arrangements, Lumbermens retained ANAC as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business.

The respective obligations of Alea (Bermuda) Ltd and Lumbermens noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. The Group's balance sheet therefore, records (i) no net balance due from Lumbermens under the Protected Business, as the 75% paid loss ratio was met in late December 2003 (specifically, $158.2 million is due to and from Lumbermens), and (ii) as at 31 December 2004, a balance due to Lumbermens under the Fronted Business of $123.8 million

As is required for credit for reinsurance purposes when cessions are made to non-US licensed reinsurers, Alea (Bermuda) Ltd must collateralise its obligations to Lumbermens. Pursuant to contract, the amount of posted collateral is required to equal 120% of the estimated loss reserves, which based on the above year-end balance due from Alea Bermuda Ltd would be approximately $148.6 million. If, as was the case in 2004, Alea (Bermuda) Ltd (as reinsurer) and Lumbermens cannot agree upon the calculation of the amount to be collateralised, the contract provides that the matter is to be resolved by referral to a neutral and disinterested Fellow of the Casualty Actuary Society for determination ("Independent Actuary"). Based on a determination of the estimated loss reserves by the Independent Actuary measured as at 30 September 2004 the amount Alea (Bermuda) Ltd posted as collateral at year-end pursuant to the contract was $186.6 million.

The Independent Actuary's estimate is utilized strictly to enable the parties to settle on the collateral posting. The determination of collateral posted is subject to recalculation quarterly in arrears, and both parties retain the right to request a further determination in the future by an Independent Actuary if the parties cannot agree such calculation.

Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. The Directors believe that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens.

33 Notes to the statement of cash flows

(a) Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities	2004 $'000	2003 $'000
Profit on ordinary activities before tax	**10,929**	54,538
Depreciation of tangible assets	**6,158**	5,868
Profit on disposal of tangible assets	**(343)**	(289)
Changes to market value and currencies on investments	**(29,980)**	(24,893)
Losses on foreign exchange	**2,277**	9,095
Change in debtors arising out of re/insurance operations	**(39,800)**	(109,423)
Change in amounts due from reinsurance operations not transferring significant insurance risk	**3,543**	6,044
Change in other assets	**2,150**	(1,475)
Change in prepayments and accrued income	**(5,771)**	(1,395)
Change in technical provisions	**575,314**	481,416
Change in claims equalisation provision	**(617)**	3,771
Change in reinsurers' share of technical provisions	**(22,909)**	(165,849)
Change in deposits with ceding undertakings	**(38,174)**	(13,407)
Change in reinsurance deposits and creditors	**5,842**	12,360
Change in liabilities from reinsurance operations not transferring significant insurance risk	**(9,461)**	(8,811)
Change in other creditors	**5,967**	(2,733)
Change in accruals and deferred income	**(8,348)**	1,442
Debt interest expense	**5,127**	4,718
Net cash inflow from operating activities	**461,904**	250,977

(b) Movement in opening and closing portfolio investments net of financing	2004 $'000	2003 $'000
Net cash inflow for the year	**15,837**	13,752
Cash flow - portfolio investments net of financing	**516,735**	452,291
Movement arising from cash flows	**532,572**	466,043
Changes in market value and exchange rates	**29,980**	15,054
Total movement in portfolio investments net of financing	**562,552**	481,097
Portfolio at 1 January	**1,448,289**	967,192
Portfolio at 31 December	**2,010,841**	1,448,289

(c) Movement in cash and portfolio investments

2004	**As at 1 January 2004 $'000**	**Cash flow $'000**	**Changes to market value and currencies $'000**	**As at 31 December 2004 $'000**
Cash at bank and in hand	**44,307**	**15,837**	**1,489**	**61,633**
Shares and other variable yield securities	**836**	**-**	**111**	**947**
Debt securities - unit trusts - listed	**34,061**	**7,585**	**4,155**	**45,801**
Debt securities and other fixed income securities	**1,432,032**	**516,682**	**20,189**	**1,968,903**
Deposits with credit institutions	**115,428**	**12,531**	**4,036**	**131,995**
	1,626,664	**552,635**	**29,980**	**2,209,279**

Amount owed to credit institutions	**(178,375)**	**(20,063)**	**-**	**(198,438)**
	1,448,289	**532,572**	**29,980**	**2,010,841**

2003	**As at 1 January 2003 $'000**	**Cash flow $'000**	**Changes to market value and currencies $'000**	**As at 31 December 2003 $'000**
Cash at bank and in hand	**28,989**	**13,752**	**1,566**	**44,307**
Shares and other variable yield securities	**949**	**(331)**	**218**	**836**
Debt securities - unit trusts - listed	**21,745**	**6,973**	**5,343**	**34,061**
Debt securities and other fixed income securities	**963,880**	**453,123**	**15,029**	**1,432,032**
Deposits with credit institutions	**120,165**	**(7,474)**	**2,737**	**115,428**
	1,135,728	**466,043**	**24,893**	**1,626,664**
Amounts owed to credit institutions	**(168,536)**	**-**	**(9,839)**	**(178,375)**
	967,192	**466,043**	**15,054**	**1,448,289**

(d) Net cash outflow on portfolio investments

2004	**Purchases $'000**	**Sales $'000**	**Net cash flow $'000**
Shares and other variable yield securities	**-**	**-**	**-**
Debt securities - unit trusts - listed	**14,304**	**(6,719)**	**7,585**
Debt securities and other fixed income securities	**2,852,160**	**(2,335,478)**	**516,682**
	2,866,464	**(2,342,197)**	**524,267**
Deposits with credit institutions			**12,531**
Net cash outflow on portfolio investments			**536,798**

2003	Purchases $'000	Sales $'000	Net cash flow $'000
Shares and other variable yield securities	-	(331)	(331)
Debt securities - unit trusts - listed	9,278	(2,305)	6,973
Debt securities and other fixed income securities	2,737,986	(2,284,863)	453,123
	2,747,264	(2,287,499)	459,765
Deposits with credit institutions			(7,474)
Net cash outflow on portfolio investments			452,291

34 Group companies

The consolidated financial information presents the financial record of the Group for the years ended 31 December 2004 and 31 December 2003. The following are the parent company and the subsidiary undertakings that have been included in the consolidated financial information.

Name	Nature of business	Country of incorporation/ registration
Alea Group Holdings (Bermuda) Ltd	Ultimate holding company	Bermuda
Alea Group Holdings AG	Intermediate holding company	Switzerland
Alea Europe Ltd	Reinsurance carrier	Switzerland
Alea (Bermuda) Ltd	Reinsurance carrier	Bermuda
Alea Holdings US Company	Intermediate holding company	USA
Alea North America Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Specialty Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Company	Reinsurance intermediary	USA
Alea Holdings UK Limited	Intermediate holding company	England & Wales
Alea London Limited	Insurance and reinsurance carrier	England & Wales
Alea Services UK Limited	Services company	England & Wales
Alea Financial UK Limited	Risk intermediary	England & Wales
Alea Technology Limited	Software and Systems	England & Wales
IRM International Reinsurance Management Ltd.	Services company	Switzerland
Alea Jersey Limited	Insurance and reinsurance carrier	Jersey
Alea Global Risk Limited	Insurance and reinsurance carrier	Jersey
Alea Holdings Guernsey Limited	Special purpose entity	Guernsey
AHUSCO Statutory Trust I	Special purpose entity	USA
AHUSCO Statutory Trust II	Special purpose entity	USA

All companies listed above are wholly owned subsidiaries of the Group.

35 Financial information and posting of accounts

The financial information set out above does not constitute the Company's statutory accounts from the year ended 31 December 2003 or 2004, but is derived from those accounts. The auditor's have reported on the accounts for the year ended 31 December 2004; their opinion was unqualified.

Neither an audit nor a review provides assurance on the maintenance and integrity of the website, including controls used to achieve this, and in particular whether any changes may have occurred to the financial information since first published. These matters are the responsibility of the directors but no control procedures can provide absolute assurance in this area.

Legislation in the United Kingdom governing the preparation and dissemination of financial information differs from legislation in other jurisdictions.



21 September 2004

ALEA GROUP HOLDINGS (BERMUDA) LTD
Interim Results for the six months ended 30 June 2004

Underwriting profit more than doubled amid strong growth outlook

- Underwriting profit before allocated investment return increased 108% to US $23.1 million (6 months to 30 June 2003: $11.1 million) reflecting growth in earned premiums
- Operating profit[1] increased 74% to $61.4 million (2003: $35.3 million)
- Net unearned premium reserve increased 34% to $872 million (2003: $651million) representing tangible future income
- Profit before tax of $24.2 million (2003: $41.4 million), including unrealised investment losses of $29.2 million (2003: $1.0 million)
- Gross investment income up 32% to $36.2 million (2003: $27.4 million)
- Combined ratio[2] of 95.7% (2003: 97.1%), demonstrating sound underwriting discipline and expense control
- Fully diluted operating EPS $0.26 (2003: $0.26); fully diluted EPS $0.09 (2003: $0.32)
- First interim dividend of $0.03 per share
- 99% of $1,859 million invested assets (2003: $1,335 million) rated AA or higher
- Net asset value of $4.20 per share (£2.34)
- Annualised operating return on equity of 12.7%[3]

Commenting Mark Ricciardelli, Chief Executive, said:

"Alea has delivered what it said it would. We have grown operating profits significantly while maintaining underwriting discipline and managing costs effectively. There is substantial written premium captured at attractive terms under a rigorous control system to be earned in the second half of this year and beyond."

"We have built a strong platform with a strategy focused on low-risk, small to mid-market insurance and reinsurance clients in North America, Europe and the United Kingdom. We continue to see opportunities to generate sustainable returns in our chosen markets."

For further information:

Alea Group	**Tel: 020 7621 3383**
Mark Ricciardelli, Chief Executive	
Amanda Atkins, Finance Director	
Peter Brown, Investor Relations Manager	
Financial Dynamics	**Tel: 020 7269 7229**
Robert Bailhache / Charles Armitstead	

Mark Ricciardelli and Amanda Atkins will be briefing analysts at 10am today at the London Underwriting Centre. The presentation will be available by webcast at www.aleagroup.com.

Notes
1: Operating profit is underwriting profit after allocated investment return, before claims equalisation provision but after debt interest
2: Combined ratio is the total of expense and loss ratio. Expense ratio is the total of acquisition and administrative expenses and includes other technical charges net of reinsurance, less technical income divided by net earned premiums. The Loss ratio is also calculated on a net earned basis.
3: RoE is operating profit after tax as a percentage of average equity shareholders' funds.

Summarised Profit and Loss Account

	Six months ended 30 Jun 04 $'000 Unaudited	Six months ended 30 Jun 03 $'000 Restated	Year ended 31 Dec 03 $'000 Audited
Gross premiums written	993,171	771,828	1,300,182
Net premiums written	863,111	644,484	1,028,711
Earned premiums, net of reinsurance	**539,146**	**377,532**	**858,481**
Underwriting result before longer term rate of return	**23,057**	11,053	27,692
Longer term rate of return allocated to the technical account	**40,531**	26,727	57,811
Underwriting result	**63,588**	37,780	85,503
Movement in claims equalisation provision	**(2,135)**	(1,782)	(3,771)
Balance on the technical account - general business	**61,453**	35,998	81,732
Gross investment income	36,191	27,396	56,337
Net realised gains on investments	1,133	10,115	12,146
Net unrealised losses on investments	(29,155)	(984)	(29,173)
Other investment expenses	(2,785)	(1,983)	(3,975)
Actual investment return	5,384	34,544	35,335
Allocated investment return transferred to the technical account - general business	(40,531)	(26,727)	(57,811)
Debt interest	(2,154)	(2,456)	(4,718)
Profit on ordinary activities before tax	**24,152**	**41,359**	**54,538**
Comprising:			
Operating profit	**61,434**	**35,324**	**80,785**
Short-term fluctuations in investment return	(35,147)	7,817	(22,476)
Movement in claims equalisation provision	(2,135)	(1,782)	(3,771)
	24,152	41,359	54,538
Tax charge on profit on ordinary activities	(7,716)	(6,724)	(13,528)
Profit on ordinary activities after tax	16,436	34,635	41,010
Minority interest - gain on subordinated preferred shares issued by subsidiaries	-	-	7,500
Interim dividend payable (3 cents per share (2003: Nil)	(5,238)	-	-
Retained profit for the period	11,198	34,635	48,510

OPERATING REVIEW

The Group has seen strong growth across all significant underwriting performance measures demonstrating the success of its strategy of underwriting for profit on small to mid market insurance and reinsurance clients in North America, Europe and the United Kingdom ("UK"). We believe this discipline will become increasingly important as we enter a market where pricing conditions are expected to change.

Our portfolio is managed by local teams who understand the market and, therefore, are able to select, and accurately price, the best risks to write. This is supplemented by our strong control infrastructure and risk management processes which we ensure are in place before entering new markets or write new business lines.

We have limited exposure to pre-1999 casualty business. Before 1999 the majority of our growth was in Europe where, since 1987, casualty has not accounted for more than 28% of total gross premiums written in any year. In 1999 we started writing North American casualty business, with approximately $55 million of premiums being written in that year. This later book did not begin to grow substantially until 2002, when terms and conditions across the industry began to improve significantly after the tragic events of September 11, 2001. Reserves in the first half of 2004 developed in line with expectations.

The last 5-6 weeks have been one of the most active hurricane periods on record. Hurricanes Charley, Frances and Ivan, have all contributed to create the second costliest hurricane season to date after Hurricane Andrew in 1992. Despite this Alea is satisfied that its losses, which will of course impair second half performance, will be contained within its reinsurance programme. It is too early to determine the final net financial impact on the Group. We believe the recent hurricanes will have a positive impact on rates in 2005.

Performance of operations

As an increasingly global insurer and reinsurer we have been able to develop a strong and diversified business, by geography and product line. We are able to respond quickly to underlying market trends and use our Bermuda holding company to reallocate capacity accordingly.

Over the last few years we have significantly grown our insurance portfolio. In the first half of 2004 insurance represented 34% of total gross premiums written (excluding Bristol West) up from 11% in 2001. We write reinsurance through Alea Europe and Alea North America, and insurance through our specialist North American programme insurance operation, Alea Alternative Risk. Alea London writes both insurance and reinsurance.

Alea London – Insurance and reinsurance

Alea London is our non-syndicated London market operation, managing an international book of business sourced through the London broker market. Insurance business represented 41% of total gross premiums written (excluding Bristol West) in the first half of 2004 compared with 47% for the whole of 2003. We tend to write more insurance business in the second half of the year.

In the first half of 2004 both the insurance (excluding Bristol West) and reinsurance portfolios were approximately 60% casualty and 40% property, including the Group's property catastrophe portfolio. We write a range of insurance business including general liability, property and motor. A typical risk is self-employed plumbers or landscape gardeners.

A significant proportion of Alea London's activity is excess and surplus lines business which is showing strong growth. In line with previously announced plans, Alea London has begun to expand its non-US book and has entered strategic partnerships with Endsleigh & Kinetic to write specialist UK motor insurance. These contracts contributed gross premiums written of $6.1 million and are expected to deliver $14 million in the second half of the year and $30 million in total over the life of the contract. These arrangements are forecast to be earnings enhancing during these and future periods.

	Six months ended		
	30 June 04	**30 June 03**	**Change**
	$m	**$m**	
Gross premiums written[1]	349.0	379.4	(8%)
Net premiums earned	234.1	174.0	35%
Underwriting result after allocated investment return	31.6	26.1	21%
Loss ratio	57.8%	53.3%	-
Combined ratio	90.5%	88.5%	-

1 Including Bristol West

Gross premiums written in Alea London in the first half of 2004 (excluding Bristol West) grew by 10% to $232.1 million (2003: $211.7 million). This reflects the deepening of existing relationships with $24 million of business relating to extensions of existing contracts and a renewal retention ratio of 81%.

The gross premiums written through the Bristol West contract were $116.9 million, 30% lower than the comparable period in 2003 ($167.7 million). This contract, which is not expected to renew in 2005, generated $2.1 million of underwriting profit in the first half of 2004 and $1.6 million for the equivalent period in 2003.

Casualty classes are seeing rate increases in our target markets. Although property rates have come under pressure we continue to see discipline in the market. In general property and casualty both continue to be attractive and should continue to be so through 2005.

Alea Europe - Reinsurance

Alea Europe reinsures property and casualty treaty business. Key markets remain Germany, France and Spain, where we have an established market presence. This is permitting a slow shift towards a lead position on many contracts thus providing greater control over terms and conditions together with a deeper understanding of the customer base. Property and casualty represent 91% of total gross premiums written in the first half of 2004 up from 66% in the whole of 2001. Typical customers are mutual insurance companies with less than $500 million of capital.

	Six months ended		
	30 June 04	**30 June 03**	**Change**
	$m	**$m**	
Gross premiums written	222.3	170.6	30%
Net premiums earned	103.5	81.3	27%
Underwriting result after allocated investment return	(1.3)	4.1	-
Loss ratio	74.5%	66.0%	-
Combined ratio	110.8%	101.9%	-

The increase in gross premiums written is primarily due to strong business retention, as a result of excellent client relationships, and a significant amount of new business. The majority of Alea Europe's business renews in the first quarter so second half growth is expected to be lower. The first half renewal retention ratio was 73%.

Current year underwriting performance in Alea Europe is relatively strong. However, the introduction of an improved underlying currency allocation process has resulted in a one-off charge of $4 million against prior year earned premiums. In addition our rigorous reserving process has given rise to a reserve strengthening primarily for credit proportional business written in 2000 and earlier years. Alea Europe exited this business in 2002.

Alea Europe comprises 19% of the Group's net earned premiums, but has the largest prior year claims reserves portfolio. Thus small changes in ultimate loss projections can have a relatively large impact on the combined ratio, especially at the interim stage. The adjustments increased Alea Europe's loss ratio by approximately ten points and the Group's loss ratio by two points.

Rates across all European countries and all lines are flat, or have slightly improved.

Alea North America ('ANA') – Reinsurance

ANA is our main access point to the North American reinsurance treaty market, focusing on traditional reinsurance solutions for small and mid-market insurance companies and specialty insurers. ANA's business is split between motor, workers compensation, and general and professional liability. Earnings volatility is reduced by focusing on working-layer business. A typical risk would be professional cover for suburban book-keepers, or general cover for family-owned construction companies that build less than five properties a year.

ANA differentiates itself by focusing on service. A recent independent survey ranked ANA as first amongst its target brokers for strength of underwriting relationships, responsive service and timely claims payments. ANA's renewal retention ratio in the first half of 2004 was 95%.

	Six months ended		
	30 June 04	30 June 03	Change
	$m	$m	
Gross premiums written	213.7	147.0	45%
Net premiums earned	101.8	92.5	10%
Underwriting result after allocated investment return	18.2	4.5	306%
Loss ratio	58.7%	75.8%	-
Combined ratio	95.7%	109.2%	-

The growth in gross premiums written was due to very strong retention renewal rates, substantial volumes of new business, and continued strong growth in primary rates in the core casualty portfolio. The growth was funded by the additional capital allocated to ANA following the IPO. The relatively low growth in net premiums earned compared with gross premiums written reflects the relatively small element of the portfolio that renews in January and the significant amount of business written in the second half of 2003.

Underwriting conditions in US casualty business remain strong, although some rate flattening is occurring after four years of sustained increases. Primary insurance rate momentum on ANA's target specialty accounts has remained positive. Reinsurance treaty conditions remain tight in most areas with trends in terms and conditions mostly flat.

Alea Alternative Risk ('AAR') – Insurance

Our specialty North American insurance programme operation AAR writes unbundled products with partners who are prepared to share insurance risk, and who consequently actively monitor claims activity. A typical risk would be a regional retail operation.

AAR's distribution is through traditional Managing General Agents (MGA) who participate in the financial risk, frequently by way of captive or rent-a-captive structures, thereby ensuring shared interest in the underwriting result. AAR's growth has been achieved through its relationships with a core set of MGAs and third party administrators. AAR monitors all its partners very closely, conducting 134 compliance, finance, claims and underwriting audits in the year to date. AAR's underwriting team has an average 20 years experience in this market.

	Six months ended		
	30 June 04	30 June 03	Change
	$m	$m	
Gross premiums written	208.2	74.8	178%
Net premiums earned	99.7	29.8	235%
Underwriting result after allocated investment return	15.1	3.1	386%
Loss ratio	61.7%	56.8%	-
Combined ratio	92.4%	96.1%	-

AAR's gross premiums written growth is in line with internal plans and primarily reflects the increased number of opportunities in this sector. Growth in net premiums earned is due to the flow through of the increased premiums written in 2003, particularly during the second half, coupled with strong renewals in the first half of 2004. AAR had a 92% renewal retention ratio in the first half of 2004. The ratio of net earned to gross earned premiums is 55% (2003: 45%) as substantial premium volumes are shared with the partner via captive or other risk-sharing arrangements.

In the second quarter of 2004 rates in small to mid market accounts were trending down by between 1% and 5%. Some pressure on terms and conditions are also beginning to emerge. AAR believes that although the specialist insurance market will not grow as rapidly as it has over the last few years, substantial profitable opportunities remain.

FINANCIAL REVIEW

Combined ratio

The combined ratio in the first half of 2004, calculated on a net earned basis, was 95.7% (2003: 97.1%). This improvement is primarily in the expense ratio which fell to 33.8% (2003: 35.3%). The improvement reflects our continued investment in infrastructure development and risk management, which we believe is essential to achieve controlled growth and a stable loss ratio. Our loss ratio in the first half of 2004 was 61.9% (2003: 61.8%).

We continue to review our cost base with a goal of improving efficiency and productivity. Although it is too early to determine the impact on the expense ratio we have identified some savings including the closure of our Manhattan office which will shut in the first quarter of 2005. Other scale efficiencies will emerge as the book develops.

Gross and net earned premiums

Gross premiums written increased 29% to $993.2 million reflecting growth in all operations. The level of net earned premiums increased by 43% to $539.1 million (2003: $377.5 million). Going forward we are expecting strong growth opportunities across all our operations. Of course given the increased size of the premium base, we do not expect the growth rate to be as high as in the recent past.

Our net unearned premium reserve has increased 34% to $872 million (2003: $651 million). Premiums written generally take three years to earn through the profit and loss account. These patterns differ by business class and operational unit. Overall, they currently approximate to 40% in the first year, 50% in the second and 10% in the third. The strong underwriting conditions in the first half of 2004 will be recognised in the 2004, 2005 and 2006 profit and loss accounts.

Underwriting profit

Underwriting profit before allocated investment return increased by 108% to $23.1 million in the first half of 2004 (2003: $11.1 million). This reflects growth in earned premiums and the relative lack of significant legacy issues especially the Group's lack of significant exposure to US casualty business before 2001.

Underwriting profit after allocated investment return of $63.6 million was 68% higher than the first half of 2003. Allocated investment return was $40.5 million (2003: $26.7 million). The Group has complied with the ABI SORP for UK listed companies to allocate investment return to the technical account based on the longer-term rate of return, which the Group has calculated as 4.5%. The longer-term rate of return is an estimate of long-term investment performance.

Operating profit

Operating profit, defined as underwriting profit after allocated investment return and debt interest but before changes to the claims equalisation provision ('CEP'), increased by 74% to $61.4 million for the first half of 2004 (2003: $35.3 million) due to the reasons detailed above.

The CEP has been established in accordance with the Interim Prudential Sourcebook for UK Insurers for the purposes of mitigating exceptionally high loss ratios in future years. The amounts provided are not liabilities as they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. The movement in the provision in the first half of 2004 was $2.1 million (2003: $1.8 million).

Profit before tax

Profit before tax for the first half of 2004 was $24.2 million (2003: $41.4 million). The reduction reflects a reduction of $29.1 million in the actual investment return to $5.4 million. The actual investment return includes gross investment income, net realised gains and losses and unrealised gains and losses as well as investment expenses. Gross investment income in the first half of 2004 grew by 32% to $36.1 million (2003: $27.4 million) reflecting the Group's strong positive cash flows.

The reduction in the actual investment return reflected increases in net unrealised losses to $29.2 (2003: $1.0 million) and reductions in net realised gains to $1.1 million ($10.1 million) more than offsetting the increase in gross investment income. These movements reflect the increase in bond yields experienced in the first half of the year.

Unrealised investment gains and losses represent the difference between the mark-to-market valuation of the investment assets at the balance sheet date and their purchase price. The movement in unrealised gains and losses comprises the net increase or decrease in the period in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses on investments sold during the period. All unrealised gains and losses are included in the profit and loss account.

Over the duration of the portfolio investment income will increase to offset losses recorded from movement in yields. The Group is strongly cash flow positive and thus overall increases in interest rates will have a positive impact on the income statement in due course. There were no investment write-downs during 2003 or 2004. Excluding unrealised losses profit before tax would be $53.4 million, 26% higher than first half of 2003.

Taxation

The effective tax rate is 31.9% compared to 24.8% recorded for the full year 2003 reflecting the geographic incidence of the underwriting result, investment income and unrealised losses.

The Group's tax, regulatory and investment strategies are designed to maximise investors' long term return. This is enhanced by accumulating assets in Bermuda and by utilising Bermudan capacity to support our other insurance entities. The tax charge in any one period is dependent upon the geographic incidence of profits in the Group's operations. We expect the full year tax rate to be lower.

Earnings per share

Fully diluted operating EPS was $0.26 per share in the first half of 2003 and 2004. Fully diluted EPS was $0.09 for the first half of 2004 (2003:$0.32) reflecting the unrealised losses in the investment portfolio.

Financing

The Group has negotiated a new $250 million revolver/term loan facility. This facility, which does not include operating subsidiary guarantees, is expected to close on 28 September 2004 and will be used primarily to refinance the existing secured bank agreements, under which a total of $176.9 million was outstanding as at 30 June 2004. The new non-amortising loan facility includes certain covenants and will mature after three years. It is intended to draw down $200 million initially primarily to replace the existing facility. The balance of this facility will be used for general corporate purposes in due course.

The more favourable terms of this new facility are expected to result in annual interest savings of $1.5 million based on the existing amount borrowed. However, the replacement of the old facility will crystallise a one-off release of capitalised expenses of approximately $2 million which will be taken as a charge in the second half of 2004. The interest margin under the new facility is tied to a credit ratings grid, but will remain at a minimum level of 90 basis points over LIBOR until 1 June 2005 and to a minimum of 57.5 basis points over LIBOR thereafter.

Dividend

An interim dividend of $0.03 per share is payable on 19 November 2004. The interim dividend is payable to those shareholders on the share register on 22 October 2004. Shareholders will have the option to receive their dividends in US Dollars, British Pounds or Swiss Francs. If no election is made, shareholders will receive US Dollars. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG plc, by 22 October 2004. A currency election form can be obtained from Capita IRG plc. The British Pound or Swiss Franc equivalent of the interim dividend will be calculated by reference to the rate prevailing on 29 October 2004.

Total assets

Total assets increased by 21% to $3,911 million from $3,224 million at 30 June 2003 and by 13% from $3,477 million at 31 December 2003 reflecting continued strong growth in all operating units.

Invested assets

Invested assets at 30 June 2004 were $1,859 million compared with $1,335 million a year earlier. The increase primarily reflects positive operating cash flow of $197.6 million, which has increased by 49% from $133.0 million for the first half of 2003. Alea has not held any equities since 2000 but may invest in the future in additional asset classes on a modest basis as part of our continuing conservative investment strategy.

Average duration of the investment portfolio as at 30 June 2004 was 3.7 years. Based on invested assets at 30 June 2004 a 100 basis point decrease or increase in interest rates across the yield curve would result in an approximate $60 million unrealised profit or loss respectively.

The average annualised investment return was 0.6% compared with 5.5% in the first half of 2003. The impact on investment return resulting from movements in realised and unrealised gains and losses has been to decrease the return for the first 6 months of 2004 by 3.1% compared with an increase in return for the same period in 2003 of 1.4%. Investment performance is in line with benchmarks.

Of total invested assets $1,634 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets consist of deposits with credit institutions, deposits with ceding undertakings and mutual funds invested in fixed income securities.

Asset class	**30 June 2004**	**30 June 2003**
US government	36%	34%
US mortgage	25%	22%
US corporate	11%	10%
EU & Switzerland government and corporate	13%	16%
Asset backed securities	5%	7%
Canadian government and provinces	4%	5%
US municipalities	2%	2%
Cash and other	4%	4%

As at 30 June 2004 87% of the portfolio was rated AAA (2003: 87%), and 99% was rated AA or higher (2003: 99%).

Approved by the Board of Directors

20 September 2004

Notes for Editors

1. Cautionary statements

Certain statements in this announcement are or may constitute forward-looking statements. Because such statements are inherently subject to risks and uncertainties, actual results may differ significantly from those expressed or implied by such forward-looking statements. We caution you not to place undue reliance on such forward-looking statements. We do not undertake any obligation (except reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to update such forward-looking statements to reflect events or circumstances occurring after the date hereof.

2. Alea history

Alea is a global reinsurance and specialty insurance Group focused on underwriting for profit and sustainable return on equity. It has expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and maintains a significant presence in major insurance and reinsurance markets worldwide.

Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. At 30 June 2004, it had 390 employees.

Alea has its origins in an investment thesis developed in 1997 by KKR 1996 Fund (Overseas) Limited Partnership, its major shareholder: to create a new global reinsurer focused on generating sustainable profitability and growth over the longer term.

The core of this thesis was that underwriting discipline, strong controls, broad capabilities in both reinsurance and select insurance markets, a focus on less volatile lines of business and long-term relationships with small to medium-sized clients would result in sustainable profitability in any market environment.

Alea has acquired or built the talent, local infrastructure, licenses and client relationships to be able to react quickly to attractive return opportunities in the major markets worldwide. It has leveraged this platform to develop a sizeable book of business diversified by class and geography.

3. Listing

Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea, see www.aleagroup.com.

4. Financial Calendar 2004

20 October 2004	Ex dividend date for interim ordinary dividend for 2004
22 October 2004	Record date for interim ordinary dividend for 2004
19 November 2004	Payment of interim ordinary dividend for 2004
15 March 2005*	Preliminary announcement of full year 2004 results

* Provisional

5. Rate of exchange

The rate of exchange at 30 June 2004 was:
£1 = US $1.81 (balance sheet)
£1 = US $1.82 (profit and loss account)

SUMMARISED CONSOLIDATED PROFIT AND LOSS ACCOUNT: TECHNICAL ACCOUNT- GENERAL BUSINESS

	Notes	**Six months to 30 June 2004 unaudited $'000**	Six months to 30 June 2003 restated (note 8) $'000	Year to 31 December 2003 audited $'000
Gross premiums written		**993,171**	771,828	1,300,182
Outward reinsurance premium		**(130,060)**	(127,344)	(271,471)
Net premiums written		**863,111**	644,484	1,028,711
Change in provision for unearned premiums		**(320,252)**	(278,505)	(185,907)
Change in provision for unearned premiums- reinsurers' share		**(3,713)**	11,553	15,677
Change in the net provision for unearned premiums		**(323,965)**	(266,952)	(170,230)
Net earned premiums		**539,146**	377,532	858,481
Allocated investment return transferred from the non-technical account		**40,531**	26,727	57,811
Other technical income, net of reinsurance		**1,451**	1,401	2,364
Total technical income		**581,128**	405,660	918,656
Claims incurred, net of reinsurance		**333,731**	233,304	528,650
Other technical charges, net of reinsurance		**8,599**	9,057	19,004
Net operating expenses		**175,210**	125,519	285,499
Total technical charges		**517,540**	367,880	833,153
Balance on the technical account for general business before claims equalisation provision	2	**63,588**	37,780	85,503
Change in claims equalisation provision		**(2,135)**	(1,782)	(3,771)
Balance on the technical account for general business		**61,453**	35,998	81,732

CONSOLIDATED PROFIT AND LOSS ACCOUNT: NON - TECHNICAL ACCOUNT

		Six months to 30 June 2004 unaudited	Six months to 30 June 2003 restated (note 8)	Year to 31 December 2003 audited
		$'000	$'000	$'000
Balance on technical account-general business		**61,453**	35,998	81,732
Gross investment income	4	**36,191**	27,396	56,337
Net realised gains on investments	4	**1,133**	10,115	12,146
Net unrealised losses on investments	4	**(29,155)**	(984)	(29,173)
Other investment expenses	4	**(2,785)**	(1,983)	(3,975)
Actual investment return		**5,384**	34,544	35,335
Allocated investment return transferred to the technical account - general business	4	**(40,531)**	(26,727)	(57,811)
Debt interest		**(2,154)**	(2,456)	(4,718)
Profit on ordinary activities before tax		**24,152**	41,359	54,538
Comprising:				
Operating profit		**61,434**	35,324	80,785
Short-term fluctuations in investment return	4	**(35,147)**	7,817	(22,476)
Movement in claims equalisation provision		**(2,135)**	(1,782)	(3,771)
		24,152	41,359	54,538
Tax charge on profit on ordinary activities	5	**(7,716)**	(6,724)	(13,528)
Profit on ordinary activities after tax		**16,436**	34,635	41,010
Minority interest - gain on subordinated preferred shares issued by subsidiaries		**-**	-	7,500
Dividends - interim payable (3 cents per share (2003: Nil)	9	**(5,238)**	-	-
Retained profit for the period		**11,198**	34,635	48,510

EARNINGS PER SHARE ATTRIBUTABLE TO SHAREHOLDERS

	Notes	**Six months to 30 June 2004 unaudited**	Six months to 30 June 2003 restated (note 8)	Year to 31 December 2003 audited
Earnings per share - basic ($)	3	**$0.09**	$0.32	$0.42
Earnings per share - fully diluted ($)	3	**$0.09**	$0.32	$0.42
Operating earnings per share - basic ($)	3	**$0.26**	$0.27	$0.55
Operating earnings per share - fully diluted ($)	3	**$0.26**	$0.26	$0.54

CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Six months to 30 June 2004	Six months to 30 June 2003	Year to 31 December 2003
	unaudited	audited	audited
	$'000	$'000	$'000
Retained profit for the period	**11,198**	34,635	48,510
Exchange differences	**(1,895)**	(2,901)	(1,893)
Total profit recognised for the financial year	**9,303**	31,734	46,617

SUMMARISED CONSOLIDATED BALANCE SHEET

	Notes	As at 30 Jun 04 unaudited $'000	As at 30 Jun 03 audited $'000	As at 31 Dec 03 audited $'000
ASSETS				
Intangible assets				
Licences		**9,873**	9,968	9,968
		9,873	9,968	9,968
Investments				
Other financial investments		**1,747,877**	1,228,330	1,582,357
Deposits with ceding undertakings		**110,925**	107,152	105,513
		1,858,802	1,335,482	1,687,870
Reinsurers' share of technical provisions				
Provision for unearned premiums		**130,499**	118,082	123,606
Claims outstanding - Aggregate excess reinsurance		**451,321**	428,663	473,569
Claims outstanding - Other reinsurance		**256,067**	258,113	252,992
Claims outstanding	7	**707,388**	686,776	726,561
		837,887	804,858	850,167
Debtors				
Debtors arising out of insurance operations		**54,041**	97,743	66,931
Debtors arising out of reinsurance operations		**751,647**	661,458	531,635
Amounts due from reinsurance operations not transferring significant insurance risk		**33,876**	35,475	44,385
Other debtors		**56,467**	54,003	55,693
		896,031	848,679	698,644
Other assets				
Tangible assets		**11,962**	13,090	12,212
Cash at bank and in hand		**40,257**	38,913	44,307
		52,219	52,003	56,519
Prepayments and accrued income				
Accrued interest and rent		**16,352**	11,522	14,968
Deferred acquisition costs		**236,186**	157,952	153,243
Other prepayments and accrued income		**3,924**	3,274	5,680
		256,462	172,748	173,891
TOTAL ASSETS		**3,911,274**	3,223,738	3,477,059

	Notes	**As at 30 Jun 04 unaudited $'000**	As at 30 Jun 03 audited $'000	As at 31 Dec 03 audited $'000
LIABILITIES				
Capital and reserves				
Called up share capital	6	**1,746**	53	1,747
Share premium account	6	**632,524**	345,432	633,053
Profit and loss account	6	**24,261**	75	14,958
Capital reserve	6	**75,381**	99,367	75,644
Shareholders' funds attributable to equity interests		**733,912**	444,927	725,402
Minority interests				
Subordinated preferred shares issued by subsidiaries	6	**-**	50,000	-
TOTAL CAPITAL EMPLOYED		**733,912**	494,927	725,402
Technical provisions				
Provision for unearned premiums		**1,002,876**	768,704	686,935
Claims outstanding	7	**1,505,035**	1,220,952	1,398,551
Claims equalisation provision		**8,591**	4,150	6,408
		2,516,502	1,993,806	2,091,894
Deposits received from reinsurers		**161,860**	217,347	199,903
Creditors				
Creditors arising out of insurance and reinsurance operations		**240,295**	256,662	196,371
Liabilities from reinsurance operations not transferring significant insurance risk		**33,981**	35,214	44,319
Amounts owed to credit institutions		**176,917**	171,238	178,375
Other creditors including taxation and social security		**11,626**	6,096	2,995
		624,679	686,557	621,963
Accruals and deferred income		**36,181**	48,448	37,800
TOTAL LIABILITIES		**3,911,274**	3,223,738	3,477,059

CONSOLIDATED CASH FLOW STATEMENT

	Notes	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
Net cash inflow from operating activities	11	**197,609**	132,977	250,977
Servicing of finance				
Interest paid		**(2,154)**	(2,456)	(4,718)
Net amounts outstanding for securities		**15,043**	-	-
Taxation				
Taxation paid		**(4,663)**	(843)	(1,672)
Capital expenditure				
Purchase of tangible assets		**(3,052)**	(2,573)	(10,266)
Proceeds on disposal of tangible assets		**525**	-	5,977
Financing				
Issue of common share capital		**(530)**	2,653	291,968
Purchase of subordinated preferred shares issued by subsidiaries		-	-	(42,500)
Capital raising expenses		**(263)**	-	(23,723)
		202,515	129,758	466,043
Cash flows were invested as follows:				
(Decrease)/ increase in cash holdings		**(3,754)**	9,924	13,752
Net portfolio investments				
Shares and other variable yield securities		-	(86)	(331)
Debt securities - unit trusts - listed		**(66)**	4,461	6,973
Debt securities and other fixed income securities		**240,286**	127,771	453,123
Deposits with credit institutions		**(33,951)**	(12,312)	(7,474)
		206,269	119,834	452,291
Net investment of cash flows		**202,515**	129,758	466,043

NOTES TO THE INTERIM STATEMENT

1 Basis of preparation

The unaudited accounts for the six month period to 30 June 2004 have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") using the accounting policies set out in the Group's Annual Report and Accounts for the year ended 31 December 2003.

The comparatives for the six months ended 30 June 2003 are audited numbers which were presented in the Company's listing particulars dated 14 November 2003 with the exception of the policy for allocating investment income to the technical account based on the longer-term rate of return explained below. The financial information included in this report for the year ended 31 December 2003 has been extracted from the Group's financial statements for which an unqualified audit opinion has been issued.

The Group complies with the ABI SORP's recommendation (Association of British Insurers Statement of Recommended Practice on Accounting for Insurance Business) for United Kingdom listed companies of allocating investment return to the technical account based on the longer-term rate of return, which the Group has selected as 4.5%. This is a change in accounting policy and has no impact on the profit on ordinary activities after tax.

The Group has an accounting policy to discount claims reserves with a mean term to ultimate claims settlement in excess of four years. It had previously applied a discount rate to gross reserves of 5% for reserves attributable to 31 December 2001 and prior and 4% for subsequent periods.

In order to improve comparability, effective 1 January 2004, the estimation technique used in this accounting policy has been to discount all gross reserves at a rate of 4.5%. As at 30 June 2004 this increased the amount of discount by $3m. Certain reserves arising from the provisions of the Inter-Ocean reinsurance contracts will continue to be discounted at a rate of 6%.

The financial information contained in this interim report does not constitute financial statements to be laid before the Company in general meeting for the purposes of section 84 of the Bermuda Companies Act 1981.

The Company is a registered Bermuda company. As such it is obliged to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company to apply UK GAAP. Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Segmental analysis

Underwriting results by operating segment before intra-group quota share arrangements

The Group's business is composed of four underwriting segments, consisting of London, Alternative Risk (AAR), North America (treaty reinsurance) and Europe.

The following tables summarise the underwriting results for the Group's business segments for the six month periods ended 30 June 2004 and 30 June 2003 and the year ended 31 December 2003. Net premiums written and net premiums earned and the underwriting results are stated before quota share arrangements. The aggregate impact of these quota share arrangements on these results is presented separately.

Six months ended 30 June 2004 (unaudited)	**Alea London**	**Alea AAR**	**Alea North America**	**Alea Europe**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Gross Premiums Written	**348,990**	**208,153**	**213,733**	**222,295**	**993,171**
Outwards reinsurance premiums	**(25,115)**	**(93,808)**	**(1,038)**	**(10,099)**	**(130,060)**
Net premiums written	**323,875**	**114,345**	**212,695**	**212,196**	**863,111**
Gross premiums earned	**265,775**	**182,753**	**111,166**	**113,225**	**672,919**
Net premiums earned	**234,107**	**99,745**	**101,788**	**103,506**	**539,146**
Allocated investment return	**9,384**	**7,452**	**13,862**	**9,833**	**40,531**
Claims incurred, net of reinsurance	**(135,392)**	**(61,529)**	**(59,712)**	**(77,098)**	**(333,731)**
Total net expenses comprise :					
Acquisition costs	**(56,183)**	**(20,328)**	**(26,888)**	**(18,784)**	**(122,183)**
Administrative expenses	**(18,514)**	**(10,431)**	**(10,720)**	**(13,362)**	**(53,027)**
Fee income	**989**	**167**	**196**	**99**	**1,451**
Other technical charges	**(2,801)**	**(6)**	**(304)**	**(5,488)**	**(8,599)**
Total net expenses	**(76,509)**	**(30,598)**	**(37,716)**	**(37,535)**	**(182,358)**
Underwriting result (1)	**31,590**	**15,070**	**18,222**	**(1,294)**	**63,588**

Six months ended 30 June 2003 (restated, note 8)	**Alea London**	**Alea AAR**	**Alea North America**	**Alea Europe**	**Total**
	$'000	**$'000**	**$'000**	**$'000**	**$'000**
Gross Premiums Written	379,412	74,785	147,025	170,606	771,828
Outwards reinsurance premiums	(41,502)	(53,989)	(8,816)	(23,037)	(127,344)
Net premiums written	337,910	20,796	138,209	147,569	644,484
Gross premiums earned	210,071	66,363	116,852	100,037	493,323
Net premiums earned	174,037	29,753	92,452	81,290	377,532
Allocated investment return	6,165	1,955	12,993	5,614	26,727
Claims incurred, net of reinsurance	(92,681)	(16,914)	(70,080)	(53,629)	(233,304)
Total net expenses comprise :					
Acquisition costs	(42,226)	(3,735)	(25,934)	(14,919)	(86,814)
Administrative expenses	(16,401)	(8,670)	(4,703)	(8,931)	(38,705)
Fee income	396	801	28	176	1,401
Other technical charges	(3,188)	(86)	(268)	(5,515)	(9,057)
Total net expenses	(61,419)	(11,690)	(30,877)	(29,189)	(133,175)
Underwriting result (1)	26,102	3,104	4,488	4,086	37,780

Year ended 31 December 2003 (audited)	Alea London $'000	Alea AAR $'000	Alea North America $'000	Alea Europe $'000	Total $'000
Gross Premiums Written	566,042	261,141	282,921	190,078	1,300,182
Outwards reinsurance premiums	(78,198)	(129,172)	(33,222)	(30,879)	(271,471)
Net premiums written	487,844	131,969	249,699	159,199	1,028,711
Gross premiums earned	482,701	205,062	228,361	198,151	1,114,275
Net premiums earned	407,656	97,856	189,324	163,645	858,481
Allocated investment return	13,995	12,681	19,022	12,113	57,811
Claims incurred, net of reinsurance	(224,988)	(70,556)	(130,024)	(103,082)	(528,650)
Total net expenses comprise :					
Acquisition costs	(92,521)	(19,654)	(55,268)	(27,958)	(195,401)
Administrative expenses	(32,122)	(15,880)	(20,984)	(21,112)	(90,098)
Fee income	1,654	-	545	165	2,364
Other technical charges	(5,611)	(24)	(700)	(12,669)	(19,004)
Total net expenses	(128,600)	(35,558)	(76,407)	(61,574)	(302,139)
Underwriting result (1)	68,063	4,423	1,915	11,102	85,503

(1) Balance on the technical account for general business before claims equalisation provisions

2 Segmental analysis (continued)

Intra-group quota share arrangements

For the six month periods ended 30 June 2004 and 30 June 2003 and the year ended 31 December 2003 intra-group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda. The aggregate effect of all of these arrangements are detailed below:

Six months ended 30 June 2004 (unaudited)	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Net premiums earned	**234,107**	**(2,090)**	**203,623**	**103,506**	**539,146**
Intercompany reinsurance	**(81,033)**	**141,739**	**(142,126)**	**81,420**	**-**
Net premiums earned after intercompany reinsurance	**153,074**	**139,649**	**61,497**	**184,926**	**539,146**
Underwriting result					
Before intercompany reinsurance	**31,590**	**7,745**	**25,547**	**(1,294)**	**63,588**
After intercompany reinsurance	**19,935**	**11,178**	**18,493**	**13,982**	**63,588**

Six months ended 30 June 2003 (restated, note 8)	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Net premiums earned	174,037	(5,260)	127,465	81,290	377,532
Intercompany reinsurance	(60,672)	89,488	(85,945)	57,129	-
Net premiums earned after intercompany reinsurance	113,365	84,228	41,520	138,419	377,532
Underwriting result					
Before intercompany reinsurance	26,102	(7,789)	15,381	4,086	37,780
After intercompany reinsurance	17,998	(6,502)	9,016	17,268	37,780

Year ended 31 December 2003 (audited)	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Net premiums earned	407,656	2,520	284,660	163,645	858,481
Intercompany reinsurance	(142,397)	203,005	(197,151)	136,543	-
Net premiums earned after intercompany reinsurance	265,259	205,525	87,509	300,188	858,481
Underwriting result					
Before intercompany reinsurance	68,063	(10,842)	17,180	11,102	85,503
After intercompany reinsurance	45,468	(5,046)	(1,168)	46,249	85,503

3 Earnings per ordinary share

Basic earnings per ordinary share is based on the profits after tax and the weighted average ordinary shares in issue as follows :

	Six months to 30 June 2004 unaudited Number	Six months to 30 June 2003 audited Number	Year to 31 December 2003 audited Number
Weighted average ordinary shares in issue	**174,693,306**	106,389,763	114,269,807
Fully diluted number of shares	**176,960,913**	108,373,970	116,266,620

Operating earnings per ordinary share based on the longer-term investment return are shown because it is considered to be a more appropriate measure of operating performance than earnings per share including short term fluctuations in investment return. Transfers to or from equalisation provisions are transfers to or from a statutory reserve and not a deduction or credit in arriving at operating profit. The gain on the purchase of subordinated preferred shares issued by subsidiaries has also been excluded in calculating operating profit.

The reconciliation between earnings per ordinary share and operating earnings per ordinary share is as follows:

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 restated (note 8) $'000	Year to 31 December 2003 audited $'000
Retained profit for the period	**11,198**	34,635	48,510
Add			
Dividends payable	**5,238**	-	-
Gain on purchase of subordinated preferred shares issued by subsidiaries	-	-	(7,500)
Short term fluctations in investment return	**35,147**	(7,817)	22,476
Movement in claims equalisation provision	**2,135**	1,782	3,771
	42,520	(6,035)	18,747
Tax thereon	**(7,491)**	(74)	(4,250)
	35,029	(6,109)	14,497
Operating profit after tax	**46,227**	28,526	63,007
Earnings per share - basic ($)	**$0.09**	$0.32	$0.42
Earnings per share - fully diluted ($)	**$0.09**	$0.32	$0.42
Operating earnings per share - basic ($)	**$0.26**	$0.27	$0.55
Operating earnings per share - fully diluted ($)	**$0.26**	$0.26	$0.54

4 Investment return

	Six months to 30 June 2004 unaudited	Six months to 30 June 2003 restated (note 8)	Year to 31 December 2003 audited
	$'000	$'000	$'000
Investment income			
Income from other financial investments	**36,191**	27,396	56,337
Net gains on the realisation of investments	**1,133**	10,115	12,146
	37,324	37,511	68,483
Other investment expenses	**(2,785)**	(1,983)	(3,975)
Unrealised investment losses			
Movement during the year	**(29,155)**	(984)	(29,173)
Actual investment return	**5,384**	34,544	35,335
Longer-term investment return			
Longer-term investment return	**40,531**	26,727	57,811
Actual investment return excluding gain on subordinated preferreds	**(5,384)**	(34,544)	(35,335)
Effect of short-term fluctuations over the period	**35,147**	(7,817)	22,476

The longer-term investment return is calculated for each business segment and based on the average invested assets and the expected longer-term rate of return on those assets having regard to the relevant economic and market forecasts. The Group has selected an overall rate of 4.5%.

5 Taxation

	Six months to 30 June 2004 unaudited	Six months to 30 June 2003 restated (note 8)	Year to 31 December 2003 audited
	$'000	$'000	$'000
The credit/(charge) for taxation comprises:			
Current taxation	**(3,854)**	(965)	(1,890)
Deferred taxation	**(3,862)**	(5,759)	(11,638)
	(7,716)	(6,724)	(13,528)
The credit/(charge) for taxation can be analysed as follows:			
Tax on operating profit	**(15,207)**	(6,798)	(17,778)
Tax on short-term fluctuations in investment return	**6,851**	(461)	3,119
Tax on movement in claims equalisation provision	**640**	535	1,131
	(7,716)	(6,724)	(13,528)

In accordance with the ASB statement "Interim Reports" the charge for taxation is based on a calculation of the estimated annual effective tax rate.

The deferred tax asset/(provision) is included within other debtors, this comprises:

	As at 30 June 2004 unaudited	As at 30 June 2003 audited	As at 31 December 2003 audited
	$'000	$'000	$'000
Tax losses and disclaimed technical reserves	**34,132**	41,552	29,152
Other timing differences	**(5,179)**	(1,491)	4,615
Balance as at end of period	**28,953**	40,061	33,767

	As at 30 June 2004 unaudited	As at 30 June 2003 audited	As at 31 December 2003 audited
	$'000	$'000	$'000
Balance as at beginning of period	**33,767**	46,657	46,657
Charge for the period	**(3,862)**	(5,759)	(11,638)
Exchange movement	**(952)**	(837)	(1,252)
Balance as at end of period	**28,953**	40,061	33,767

6 Movement in consolidated shareholders' funds

Six months to 30 June 2004 (unaudited)	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2004	1,747	633,053	75,644	14,958	725,402
Transfer from share premium account to profit and loss account	-	-	-	-	-
Share issues	-	66	-	-	66
Capital raising expenses	-	-	(263)	-	(263)
Share repurchase and cancellation	(1)	(595)	-	-	(596)
Retained profit for the financial period	-	-	-	11,198	11,198
Exchange differences	-	-	-	(1,895)	(1,895)
As at 30 June 2004	1,746	632,524	75,381	24,261	733,912

Six months to 30 June 2003 (audited)	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2003	53	361,407	99,367	(50,287)	410,540
Transfer from share premium account to profit and loss account	-	(18,628)	-	18,628	-
Share issues	-	3,350	-	-	3,350
Share repurchase and cancellation	-	(697)	-	-	(697)
Retained profit for the financial period	-	-	-	34,635	34,635
Exchange differences	-	-	-	(2,901)	(2,901)
As at 30 June 2003	53	345,432	99,367	75	444,927

Year to 31 December 2003 (audited)	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2003	53	361,407	99,367	(50,287)	410,540
Transfer from share premium account to profit and loss account	-	(18,628)	-	18,628	-
Share issues	1,694	292,105	-	-	293,799
Capital raising expenses	-	-	(23,723)	-	(23,723)
Share repurchase and cancellation	-	(1,831)	-	-	(1,831)
Retained profit for the financial period	-	-	-	48,510	48,510
Exchange differences	-	-	-	(1,893)	(1,893)
As at 31 December 2003	1,747	633,053	75,644	14,958	725,402

6 Movement in consolidated shareholders' funds (continued)

Minority interest (subordinated preferred equity)

	As at 30 June 2004 unaudited		As at 30 June 2003 audited		As at 31 December 2003 audited	
	Number 000s	**$'000**	Number 000s	$'000	Number 000s	$'000
Redeemable 6% preferred shares of USD 1						
Authorised, issued and fully paid	-	-	30,000	30,000	-	-
Redeemable 6% preferred shares of USD 0.01 par value;						
Authorised, issued and fully paid – purchase price of USD 100	-	-	200	20,000	-	-
		-		50,000		-

7 Claims outstanding

	As at 30 June 2004 unaudited $'000	As at 30 June 2003 audited $'000	As at 31 December 2003 audited $'000
Gross			
Provision for claims outstanding, reported and not reported	**1,591,807**	1,283,575	1,463,702
Discount	**(104,305)**	(79,941)	(80,020)
	1,487,502	1,203,634	1,383,682
Claims handling provisions	**17,533**	17,318	14,869
	1,505,035	1,220,952	1,398,551
Reinsurance			
Provision for claims outstanding, reported and not reported	**(755,933)**	(743,120)	(762,089)
Discount	**48,545**	56,344	35,528
	(707,388)	(686,776)	(726,561)
Claims outstanding net of reinsurance	**797,647**	534,176	671,990

8 Prior year adjustments

Longer-term rate of return

The Group allocates investment income to the technical account from the non-technical account using the longer-term rate of return as recommended for listed companies per the ABI SORP. As this is a reallocation of the investment return within the profit and loss account it has no impact on profit for the financial period/year attributable to equity shareholders or the shareholders' funds attributable to equity interests.

The impact of the change in accounting policy is as follows:

	Six months to 30 June 2003 $'000	Year to 31 December 2003 $'000
Operating profit under the old policy	**34,010**	**75,336**
Short term fluctuations in investment return as previously stated	9,131	(17,027)
Movement in claims equalisation provision	(1,782)	(3,771)
Profit on ordinary activities before tax	41,359	54,538
Operating profit under the new policy	**35,324**	**80,785**
Short term fluctuations in investment return as restated	7,817	(22,476)
Movement in claims equalisation provision	(1,782)	(3,771)
Profit on ordinary activities before tax	41,359	54,538

The change also has an impact on the balance on the technical account for general business as detailed in the table below:

Balance on the technical account - general business under the old policy	9,271	23,921
Allocated investment return transferred from the non-technical account	26,727	57,811
Balance on the technical account - general business as restated	**35,998**	**81,732**

9 Dividend

The ordinary dividends in the profit and loss account comprise

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
Ordinary dividend			
Interim - $0.03 per share (2003: nil)	**5,238**	-	-
Final - (2003: nil)	**-**	-	-
	5,238	-	-

The Board has declared an interim dividend of three cents per Common Share payable on 19 November 2004 to shareholders on the register of members at the close of business on 22 October 2004.

Dividends are declared in U.S Dollars but may be paid in U.S. Dollars, British Pounds or Swiss Francs. Shareholders may make an election to have their dividends paid in British Pounds or Swiss Francs by completing a currency election form and returning it to the paying agent Capita IRG plc by 22 October 2004. A currency election form can be obtained from Capita IRG plc. If no election is made, shareholders will be paid their dividends in US Dollars. The British Pound or Swiss Franc equivalent of the interim dividend will be calculated by reference to a rate prevailing on 29 October 2004.

10 Related party transactions

Kohlberg Kravis Roberts & Co.

The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas) Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. As at 30 June 2004 Kohlberg Kravis Roberts & Co. and Fisher Capital Corp. L.L.C. have received $375,000 and $175,000 respectively.

Loans to officers

Loans to officers are interest bearing and made on consistent terms as those to other employees. As at 30 June 2004 the Group had loans to officers of $759,250 (30 June 2003: $969,211). The number of officers that had outstanding loans at 30 June 2004 was 8 (30 June 2003: 10).

Bristol West Insurance Group

During 2003 and 2004, Alea London Limited underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group (Bristol West), a public company traded on the New York Stock Exchange, in which a KKR fund other than KKR 1996 Fund (Overseas), Limited Partnership, has a significant interest.

The contract was priced and terms and conditions established on an arm's length basis by an unrelated lead underwriter and found to be acceptable by the Company using the Company's normal actuarial practices.

Mr James R Fisher, a director of the Company, is Chairman of the Board and Chief Executive Officer of Bristol West and as of 30 June 2004 may be deemed to have beneficial interests in some or all of 988,736 shares or options to acquire shares of Bristol West representing approximately 3.1% of the outstanding shares.

Messrs. T Fisher, P Golkin and S Nuttall are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the shares in Bristol West controlled by affiliates of Kohlberg Kravis Roberts & Co. These interests represent 38.7% of the issued share capital at 30 June 2004.

The co-participating reinsurers on the contract are companies unrelated to either the Company, Bristol West, KKR or Mr. J. Fisher. The contract had the following impact on the profit and loss account, balance sheet and cash flows of the Group:

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
General business technical account			
Gross premiums written	**116,904**	167,740	158,500
Gross premiums earned	**70,406**	51,658	126,341
Incurred losses	**(56,325)**	(41,326)	(101,072)
Acquisition expenses	**(11,971)**	(8,782)	(21,479)
Balance on technical account	**2,110**	1,550	3,790
Cash flows			
Premium received	**182,651**	63,329	121,277
Claims paid	**(109,605)**	(30,007)	(65,813)
Balance sheet			
Cash received	**73,046**	33,322	55,464
Reinsurance debtors	**99,882**	129,846	64,228
Deferred acquisition costs	**17,277**	23,639	9,372
Claims incurred	**(81,416)**	(44,943)	(68,883)
Unearned premium reserves	**(101,628)**	(139,053)	(55,130)
Retained profit	**7,161**	2,811	5,051

No amounts have been written off in respect of debts due to or from Bristol West

11 Net cash flow from operating activities

	Six months ended 30 Jun 04 unaudited $'000	30 Jun 03 audited $'000	Year ended 31 Dec 03 audited $'000
Profit on ordinary activities before tax	**24,152**	41,359	54,538
Depreciation of tangible assets	**3,238**	2,613	5,868
(Profit) on disposal of tangible assets	**(460)**	-	(289)
Changes to market value and currencies on investments	**41,045**	(1,757)	(24,893)
(Gains)/losses on foreign exchange	**(2,353)**	638	9,095
Change in debtors arising out of re/insurance operations	**(207,122)**	(270,058)	(109,423)
Change in amounts due from reinsurance operations not transferring significant insurance risk	**10,509**	14,954	6,044
Change in other assets	**(628)**	7,890	(1,475)
Change in prepayments and accrued income	**372**	4,457	(1,395)
Change in technical provisions	**422,425**	385,586	481,416
Change in claims equalisation provision	**2,135**	1,782	3,771
Change in reinsurer's share of technical provisions	**(70,663)**	(125,249)	(165,849)
Change in deposits with ceding undertakings	**(5,412)**	(15,046)	(13,407)
Change in reinsurance deposits and creditors	**5,881**	90,095	12,360
Change in liabilities from reinsurance operations not transferring significant insurance risk	**(10,338)**	(17,915)	(8,811)
Change in other creditors	**(664)**	(919)	(2,733)
Change in accruals and deferred income	**(16,662)**	12,091	1,442
Debt interest expense	**2,154**	2,456	4,718
Net cash inflow from operating activities	**197,609**	132,977	250,977

INDEPENDENT REVIEW REPORT TO ALEA GROUP HOLDINGS (BERMUDA) LTD

Introduction

We have been instructed by the company to review the financial information for the six months ended 30 June 2004 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
London

20 September 2004

Regulatory Announcement

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Directorate Change
Released	07:00 20-Sep-04
Number	1056D

Alea Group Holdings (Bermuda) Ltd.
20 September 2004

Alea Group Holdings (Bermuda) Ltd. Announces Appointment of Edward B. Jobe to the Board of Directors

With effect from 17 September 2004, Edward B. Jobe has been appointed as an independent Non-Executive Director of Alea Group Holdings (Bermuda) Ltd. Mr. Jobe will also serve on the Audit Committee of the Board.

Edward Jobe (age 74) spent 15 years in underwriting and marketing positions in the primary insurance industry before joining American Re-Insurance Company in 1963 as a Facultative Underwriter. During the subsequent 32 years he held various underwriting and management positions including Chairman and CEO of American Re Corporation and Chairman, President, CEO and Director of American Re-Insurance Company, until he retired January 1, 1996. He then continued as a Director of American Re-Insurance Company until February 2004. In addition to serving as Vice Chairman of the American Institute for Certified Casualty and Property Underwriters and Reinsurance Association of America, he was the founding Chairman of the International Insurance Foundation and continues as Chairman Emeritus. This organization works closely with Insurance Regulators in the developing markets to help them meet the challenges associated with an emerging private sector insurance industry.

John Reeve, Chairman of the Board of Alea, commented "Ed Jobe brings a wealth of experience and relationships to Alea. We will certainly benefit from his contributions."

Mr. Jobe has not held directorships in any other publicly quoted company in the last 5 years. Save for the information disclosed above, there is no other information in relation to Mr. Jobe required to be disclosed pursuant to paragraphs 6.F.2(b) to (g) of the Listing Rules.

Alea is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. It has expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and maintains a significant presence in major insurance and reinsurance markets worldwide.

Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey.

20 September 2004

For further information:

Investors & Analysts

Peter Brown	Alea	+44 20 7621 3383
Robert Bailhache	Financial Dynamics	+44 20 7269 7200

Media

Keith Anderson	Alea	+1 860 258 6550

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	16:14 17-Sep-04
Number	0940D

RNS Number:0940D
Alea Group Holdings(Bermuda) Ltd
17 September 2004

Notice of 2004 Interim Results Presentation - 21 September 2004

Bermuda (17 September 2004) - Alea Group Holdings (Bermuda) Ltd., the global specialty insurance and reinsurance company, will be announcing interim results for the first half of 2004 on Tuesday, 21 September 2004. The audio portion of the presentation to analysts and investors will be Web cast at 10:00am BST (9:00am GMT). You can listen to the presentation by going to www.aleagroup.com, which will also carry the interim results release and presentation slides. A replay of the Web cast will by available on the Alea Group Web site through 20 October 2004.

Contacts

Media
Keith Anderson
+1 860 258 6550

Investor Relations
Peter Brown
+44 20 7621 3383

Financial Dynamics
Robert Bailhache
+44 20 7269 7200

ABOUT ALEA GROUP

Alea is a global specialty insurance and reinsurance company with expertise in a wide range of property and casualty reinsurance, insurance, program and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea, see www.aleagroup.com.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share purchase
Released	08:00 02-Sep-04
Number	5208C

RNS Number:5208C
Alea Group Holdings(Bermuda) Ltd
02 September 2004

"On 1 September 2004 Alea Group Holdings (Bermuda) Ltd. bought 4,620 of its own common shares for cancellation at a price of 228p each, and 8,960 of its own common shares for cancellation at a price of212.32p each. The repurchases are made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,592,997 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd."

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Hurricane Charley impact
Released	11:30 20-Aug-04
Number	1693C

RNS Number:1693C
Alea Group Holdings(Bermuda) Ltd
20 August 2004

Alea Group Estimates Hurricane Charley Impact

LONDON (20 August 2004) - A preliminary estimate of Alea Group Holdings (Bermuda) Ltd. losses from Hurricane Charley indicates that the event is unlikely to exceed net $10 million cost. This is within annual loss expectations for the group's limited property catastrophe portfolio. Alea Group interim results for the six months ended 30 June 2004 will be announced on 21 September 2004.

ABOUT ALEA GROUP

Alea is a global reinsurance and specialty insurance company with expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Alea

Amanda Atkins +41 41 767 0402
Gabriela Stadler +44 20 7621 3383

Financial Dynamics
Robert Bailhache +44 20 7269 7200
Charles Armitstead

Certain statements in this announcement are or may constitute forward-looking statements. Because such statements are inherently subject to risks and uncertainties, actual results may differ significantly from those expressed or implied by such forward-looking statements. We caution you not to place undue reliance on such forward-looking statements. We do not undertake any obligation (except reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to update such forward-looking statements to reflect events or circumstances occurring after the date hereof.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Transaction in Own Shares
Released	07:00 16-Aug-04
Number	9623B

Transaction in Own Shares

To: RNS

From: Alea Group Holdings (Bermuda) Ltd.

Date: 13 August 2004

On 13 August 2004 Alea Group Holdings (Bermuda) Ltd. bought 4,640 of its own common shares for cancellation at a price of 220.22p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,606,577 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd.

[RIS item disseminated by London Stock Exchange]

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Block Listing of Shares
Released	12:33 05-Aug-04
Number	6702B

RNS Number:6702B
Alea Group Holdings(Bermuda) Ltd
05 August 2004

Alea Group Holdings (Bermuda) Ltd. (The "Company")
Block Listing

5 August 2004

Application has today been made to the UK Listing Authority and the London Stock Exchange for a Block Listing of 464,340 common shares of $0.01 each in Alea Group Holdings (Bermuda) Ltd. to trade on the London Stock Exchange and to be admitted to the official list upon issue.

The Block Listing has been made in respect of 464,340 shares that may fall to be issued pursuant to options granted to Fisher Capital Corporation LLC ("FCC"), a consultant to the Company in 2000 and 2001. James R. Fisher, a director of the Company, is the majority shareholder and managing member of FCC.

These shares when issued will rank pari passu in all respects with the existing issued common shares of the Company.

Enquiries :

George Judd
Alea Group Holdings (Bermuda) Ltd.
001 203 563 6050

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Pre Close Statement
Released	07:00 21-Jul-04
Number	0481B

RNS Number:0481B
Alea Group Holdings(Bermuda) Ltd
21 July 2004

Alea Group Holdings (Bermuda) Ltd.
Pre Close Statement

Alea's Major Business Units Continue to Benefit
from Strong Market Conditions

21 July 2004

Alea Group Holdings (Bermuda) Ltd. ("Alea", or "the Group") today provides an update on the current mid year trading conditions prior to entering the close period for the interim results for the half year ended 30 June 2004 that will be published on 21 September 2004.

Positive Outlook for 2004

The strength of the renewals and trading conditions to date, particularly in our key target areas, re-affirms our positive outlook for 2004.

Mid Year Trading Conditions

Conditions have remained strong in all Alea's business units during the first half of 2004.

Alea's renewal portfolio is evenly spread throughout the year with 47% of 2003's expiring premium available for renewal in the first half of the year. Specifically, the vast majority of Alea's European business and a significant proportion of Alea's London business renews in the first half of the year. Alea remains on course to achieve its premium plan for 2004 and, with conditions remaining firm in its chosen markets and with reported claims development in line with expectations, Alea remains confident of achieving pre-tax operating profit targets.

Alea's targeted growth areas (alternative risk, excess and surplus lines, US casualty reinsurance and Europe) have all experienced strong trading conditions. In accordance with its strategy of proactively managing the underwriting cycle, Alea remains overweight in its chosen market segments of the casualty sector where rate improvement continues to be seen, albeit at a slower pace of growth than last year. Just as importantly as rates, terms and conditions remain tight across the board as underwriting discipline holds firm. The more capacity driven property market has seen rate deterioration of between 5-20%, depending on territory and the appetite of the larger property reinsurers. However the property business currently written by Alea remains well above internal hurdle rates of return and terms and conditions have not been relaxed.

Overall Group Gross Premiums Written increased by approximately 30% in the first half of the year in comparison to the same period in 2003.

Premiums written generally take three years to earn through the profit and loss account. These patterns differ by business class and operational unit. However, overall they currently approximate to 40% in year one, 50% in year two and 10% in year three. The strong underwriting year conditions in the first half of 2004 will mostly be recognized in Alea's profit and loss accounts for the years ended 31 December 2004 and 31 December 2005.

Alea London

Gross Premium Written in London grew by 10% excluding Bristol West in the first half of the year.

Alea London's excess and surplus lines portfolio (facilities) continues to progress in line with expectations with rates remaining firm or improving over 2003 in the property and casualty areas, with the latter increasing 5-10% depending on the specific line of business.

Rates on international property treaty business have weakened with an average 10-15% reduction over comparable 2003 figures. The rates do, however, remain well within planned expectations and above hurdle rates of return. In most areas North American property business rates have shown fewer signs of weakening and have remained slightly above planned expectations. In both these areas terms and conditions remain firm demonstrating a reassuring underwriting discipline in the market as a whole.

Within Alea's strategic target markets, US and International casualty, reinsurance lines continue to show rate improvement of an average 10% over 2003 conditions. Gross premium written is marginally ahead of plan.

Alea Alternative Risk - Insurance

Alea's target insurance business in the US is growing rapidly and year-to-date gross premium written was up by 169% over the comparable period in 2003. Rates in the liability lines of business are up 5-10% on 2003 levels and property are up 0-5%.

There is considerable activity in the market with recent acquisitions driving strategic reviews amongst the larger players. As a result, we are seeing increased opportunity flow and, with market conditions remaining attractive, we are confident of meeting our growth plans in this key strategic area.

Alea North America - Reinsurance

For the first half of 2004, ANA recorded a 38% increase in GWP over the similar period in 2003. Growth drivers are high level of renewal retentions and significant volumes of new business. Alea North America remains on plan for the year.

Underwriting conditions in US Casualty remain strong. At the primary level, rate change momentum on the small-to-medium accounts that remain Alea's target market, has remained positive. Primary rate increases vary by class but have averaged a 12% increase over 2003 levels on the business written to date. At the reinsurance level, treaty conditions remain tight in most areas and terms and conditions are mostly as expiring, reflecting the continued underwriting discipline of the market to date this year.

Alea Europe

The majority of Alea Europe's business is written in January and the European team remain on target to exceed their expectations from this region. Gross premium written to date in dollar terms is up by 30% over the full year 2003. Alea Europe's excellent client relationships produced strong results with business written on a direct basis increasing from 45% to 60% of the gross premium written to date.

Underlying primary property rates have generally been flat with reinsurance rates remaining stable to 10% lower in the more capacity driven markets where Alea does not generally compete. There are some signs of further pressure on the most capacity driven catastrophe rates but there is still a high degree of underwriting discipline being shown.

Casualty lines saw improvements over 2003, although these have varied by country with some Eastern European lines, for example, showing marked improvement.

Tax and Investment Strategy

The Group's tax, regulatory structure and investment strategy are aimed to maximise the long-term return to investors by accumulating invested assets in Bermuda and by utilising Bermudan capacity through inter-company quota shares. This is designed to provide a number of benefits including: tax-free investment returns, greater capital flexibility and leverage potential, and long-term reduced average corporate tax rates

There are significant tax benefits from the Group's strategy in this area, although decreases in bond portfolio valuations caused by rising yields have exerted downward pressure on net asset value and have impacted effective tax rates. This is not a real value driver, as the Group follows a conservative investment strategy and a hedged balance sheet approach by matching currency and duration exposure of assets to liabilities. In the longer term, we expect increases in interest rates will enhance investment income as existing maturing bonds and strong new cash flows are invested at higher rates of return.

Comment from Mark Ricciardelli, Group Chief Executive

"The year to date performance has been reassuring and we remain confident that our strategic focus on small to mid market clients in alternative risk, excess and surplus lines, US casualty and Europe is the correct one. In all these areas, rates, terms and conditions remain strong and with reported claims development in line with expectations we are confident of achieving our pre-tax operating profit targets.

In casualty lines we are still seeing rate improvement over 2003 albeit at a slightly slower pace than last year. In the property areas there is continuing evidence of rate decline in the capacity driven accounts, where, generally, we do not compete, but rates remain well above our internal hurdles. We will continue proactively to monitor rate movements and will not hesitate to respond appropriately to maximise returns."

Comment from John Reeve, Group Chairman

"We continue to believe that the Group is exceptionally well positioned to take advantage of current and projected market conditions."

Certain statements in this announcement are or may constitute forward-looking statements. Because such statements are inherently subject to risks and

uncertainties, actual results may differ significantly from those expressed or implied by such forward-looking statements. We caution you not to place undue reliance on such forward-looking statements. We do not undertake any obligation (except reporting obligations imposed on us in relation to our listing on the London Stock Exchange) to update such forward-looking statements to reflect events or circumstances occurring after the date hereof.

For further information please contact:

Alea	
Mark L Ricciardelli	+44 207 621 3233
Amanda Atkins	+41 41 767 0402
Financial Dynamics	
Robert Bailhache	+44 207 269 7200

NOTES FOR EDITORS

Company Overview

Alea is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. It has expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and maintains a significant presence in major insurance and reinsurance markets worldwide.

Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Sweden, Australia and Jersey. At 31 March 2004, it had 380 employees.

Alea has its origins in an investment thesis developed in 1997 by KKR 1996 Fund (Overseas) Limited Partnership, its major shareholder: to create a new global reinsurer focused on generating sustainable profitability and growth over the longer term.

The core of this thesis was that underwriting discipline, strong controls, broad capabilities in both reinsurance and select insurance markets, a focus on less volatile lines of business and long-term relationships with small to medium-sized clients would result in sustainable profitability in any market environment.

Alea has acquired or built the talent, local infrastructure, licenses and client relationships to be able to react quickly to attractive return opportunities in the major markets worldwide. It has leveraged this platform to develop a sizeable book of business diversified by class and geography.

Alea had total assets of $3,477 million and equity shareholders' funds of $725 million at 31 December 2003. Gross premiums written were $1,300.2million in the twelve-month period to 31 December 2003.

Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea, see www.aleagroup.com.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Senior Management Appointment
Released	07:07 14-Jul-04
Number	8168A

RNS Number:8168A
Alea Group Holdings(Bermuda) Ltd
14 July 2004

Alea Group Names Kirk H. Lusk

Senior Vice President, Strategic Planning and Corporate Development

LONDON (14 JULY, 2004) - Alea Group Holdings (Bermuda) Ltd. ("Alea", or "the Group"), the global reinsurance and specialty insurance company, announced today that it has named Kirk H. Lusk as Group Senior Vice President, Strategic Planning and Corporate Development.

"We are delighted to welcome Kirk to Alea," said Mark Ricciardelli, President and Chief Executive Officer of Alea Group. "Kirk has over 20 years of experience in the insurance industry, with significant expertise in underwriting, operations and strategic business analysis."

"In his new role, Mr. Lusk will have responsibility for leading the strategic planning process for all Alea operating companies," added Mr. Ricciardelli. "Kirk will also have responsibility for aligning corporate risk, finance and capital management strategies with key financial targets and capital allocation goals for the Group."

Mr. Lusk joins Alea after holding several leadership positions at General Electric, most recently at General Electric's Employers Reinsurance Corporation (GE ERC), where he developed and implemented a global business strategy to optimise the company's portfolio performance and returns. Prior to his role at GE ERC, Mr. Lusk served as Chief Financial Officer of GE Capital's Auto Warranty Services Division in Denver, Colorado.

Mr. Lusk began his career with Travelers in 1983. From 1983 to 1998, Mr. Lusk held positions of increasing leadership and responsibility, and ultimately served as Regional Controller for Travelers out of their Denver, Colorado office.

Mr. Lusk will be based in Alea Group's office in Rocky Hill, Connecticut, and will report directly to Mr. Ricciardelli. He holds a B.A. in Economics from The Colorado College, and an M.B.A. from University of Connecticut, Storrs.

ABOUT ALEA GROUP

Alea is a global reinsurance and specialty insurance company with expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United

States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea, see www.aleagroup.com.

For further information please contact:

Investors
Alea

Mark Ricciardelli	+44 20 7621 3233
Amanda Atkins	+41 41 767 0402
Gabriela Stadler	+41 41 767 0415

Analysts & Media
Financial Dynamics

Robert Bailhache	+44 20 7269 7200
Charles Armitstead	

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Director Shareholding
Released	14:52 25-Jun-04
Number	1659A

RNS Number:1659A
Alea Group Holdings(Bermuda) Ltd
25 June 2004

Alea Group Holdings (Bermuda) Limited

Notification of Director's Interests in Shares and other Details

Bermuda (25 June, 2004) - Alea Group Holdings (Bermuda) Limited this morning announced the appointment of Mark Ricciardelli as an Executive Director and as Group President and Group Chief Executive Officer of the Company.

Mr. Ricciardelli purchased 164,821 common shares in the Company on 24 March 2004 at £2.51 per share. Pursuant to the Alea Group Executive Option and Stock Plan the Company has granted Mr. Ricciardelli the following interests in shares in the Company:

(a) options to purchase 659,284 common shares granted on 25 March 2004 with an exercise price per share of £2.495, which was the middle market price per share at the close of business on 24 March 2004. These options vest as to 20% over 5 years, the first 20% vesting on 25 March 2005, and must be exercised within 10 years of the date of grant; and

(b) 70,918 restricted stock units ("RSU's") granted on 22 March 2004. The RSU's vest as to 25% on 31 December 2005, 25% on 31 December 2007 and 50% on 31 December 2012. Upon vesting one common share will be issued to Mr Ricciardelli for each vested RSU without further payment.

Mr. Ricciardelli has not held a directorship in another publicly quoted company in the last 5 years. There is no information in relation to Mr. Ricciardelli required to be disclosed pursuant to paragraphs 6.F.2 (b) to (g) of the Listing Rules.

For further information, please contact:

Investors			
	Mark Ricciardelli	Alea	+44 20 7621 3233
	Amanda Atkins		+41 41 767 0402
	Gabriela Stadler		+41 41 767 0415
Analysts & Media	Robert Bailhache	Financial Dynamics	+44 20 7269 7200
	Charles Armitstead		

This information is provided by RNS

The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Ricciardelli promoted to CEO
Released	07:00 25-Jun-04
Number	1384A

RNS Number:1384A
Alea Group Holdings(Bermuda) Ltd
25 June 2004

Mark L. Ricciardelli named CEO and Executive Director of Alea

Dennis Purkiss to move to Consultancy Position

BERMUDA (25 JUNE, 2004) - Alea Group Holdings (Bermuda) Ltd. ("Alea" or "the Group"), the global reinsurance and specialty insurance company, today announced the promotion of Mark L. Ricciardelli from Group President and Chief Operating Officer to Group President and Chief Executive Officer with immediate effect. Mr. Ricciardelli has also been appointed an Executive Director of Alea.

Dennis Purkiss, CEO of Alea since May 2000, will stay on at Alea until the end of the year to ensure a smooth transition and has agreed to become a Consultant to the Group under a 12-month contract commencing 1 January 2005. He will step down from the Board of Directors with effect from 30 June 2004.

Dennis and the Board had been discussing plans for succession for some time and Mark was appointed with that possibility in mind. Dennis has decided to accelerate the Company's succession plan.

Mr. Ricciardelli has 28 years' experience within the reinsurance industry, having spent the last 15 years at GE, where he was most recently President and CEO, Global Casualty, of General Electric's Employers Reinsurance Corporation.

Mr. Purkiss led Alea's listing on the London Stock Exchange in November 2003 and has begun the next phase of the Company's growth plans. As set out at the time of the initial public offering, these are to deploy new capital to capture the growth opportunity that exists in the Company's chosen markets - namely, casualty reinsurance, alternative risk, excess & surplus lines, and in Europe.

These plans remain on track. Owing to the successful implementation of the Group's strategy, Mr. Purkiss feels sufficiently assured of the Group's prospects to step aside.

John Reeve, non-executive Chairman of Alea and a former Executive Chairman of Willis Group Holdings, said "Dennis has done a tremendous job building and guiding Alea, and we wish him well. We are pleased he has agreed to continue to work for Alea to ensure a smooth transition. Mark brings with him a wealth of

experience that will benefit the Group enormously as it moves into the next phase of its development."

Mr. Purkiss said: "I am proud of what we have built at Alea and believe the Group has an exciting future. I am pleased to be and will remain a stockholder, and will act to ensure a smooth transition to Mark as CEO. I wish my colleagues and the Company well as the Group evolves and prospers."

Mr. Ricciardelli said: "Dennis has built Alea into what it is today - a strong, diversified global insurer and reinsurer with a focused strategy and strong operating results. I am excited by the opportunity to lead Alea."

He added: "We have an excellent team, a very strong future and our financial plan for 2004 remains unchanged. I plan to drive the Company's existing strategy and look forward to working with my Alea colleagues to achieve the next level in the Group's development."

For further information, please contact:

Investors

Alea	
Mark L. Ricciardelli	+44 20 7621 3233
Amanda Atkins	+41 41 767 0402
Gabriela Stadler	+41 41 767 0415

Analysts & Media

Financial Dynamics	
Robert Bailhache	+44 20 7269 7200
Charles Armitstead	

There will be a conference call for analysts today at 9am. The dial in number is + 44 (0) 207 784 1018.

A replay of the conference call will be available for 1 week. The dial in number is +44 (0)207 984 7578 and the passcode is 126762 .

ABOUT ALEA

Alea is a global reinsurance and specialty insurance company with expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on the Group, see www.aleagroup.com.

ABOUT MARK L. RICCIARDELLI

Mr. Ricciardelli joined Alea in March 2004, after serving as President and Chief Executive Officer, Global Casualty, of General Electric's Employers Reinsurance Corporation (GE ERC). Mr. Ricciardelli, in his most recent position for GE ERC, designed and built the organisational structure of the Global Casualty P&L. He established a new leadership team and the global product strategy for casualty for all ERC group companies. Mr. Ricciardelli's initiatives have resulted in significantly reduced portfolio volatility and dramatically improved portfolio transparency and financial performance.

From 2001 through 2002, Mr. Ricciardelli was Senior Vice President - Facultative P&C Reinsurance North America at ERC, where he led the restructuring of underwriting and marketing for this operation. From 1997 through 2001, he was President and Chief Executive of ERC Asia Pacific Pte Ltd, based in Singapore. Mr. Ricciardelli was responsible for the Life, Non Life and Business Development activities in the Asia Pacific Region. Prior to this, he served for a year as Senior Vice President with GE Capital's Equity Capital Group in Stamford. He began his tenure at GE as manager of the GE ERC New York Branch from 1989 through 1995.

Mr. Ricciardelli started his career in insurance with Travelers Insurance Company in 1976. In 1978, he moved to the Swiss Re-North American Re group of companies where, over eleven years, he held positions of increasing underwriting and leadership responsibility and ultimately served as Vice President, Director of Marketing and a member of the Executive Committee for Western Atlantic Re.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	AGM & Trading Statements
Released	16:46 24-Jun-04
Number	1296A

RNS Number:1296A
Alea Group Holdings(Bermuda) Ltd
24 June 2004

Alea Group Holdings (Bermuda) Ltd.
Announcement of Results of Annual General Meeting and Trading Comment

Bermuda (24 June) - Alea Group Holdings (Bermuda) Ltd. announces that, at its Annual General Meeting held today in Bermuda, all the resolutions proposed to the meeting were passed on a show of hands.

The full text of Resolution 10 (amendment of bye-laws) will be submitted to the UK Listing Authority and will shortly be available for inspection at the UKLA's Documents Viewing Facility which is situated at the Financial Services Authority, 25 The North Colonnade, London E14 5HS.

John Reeve, the Chairman of the Board of Directors, commented: "Underwriting conditions in our chosen markets - namely, casualty reinsurance, alternative risk, excess & surplus lines, and in Europe continue to present attractive opportunities. The Company is on course to becoming a global insurer and reinsurer with operations in all major markets. We continue to build upon the strong underwriting culture the Company has become known for in the market place and we are excited about the future."

Alea intends to publish a more detailed trading update on 21 July before entering Close Period.

For further information please contact:

Investors
Amanda Atkins +41 41 767 0402

Analysts and Media
Financial Dynamics
Robert Bailhache +44 20 7269 7200

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Block Listing
Released	08:57 22-Jun-04
Number	9962Z

RNS Number:9962Z
Alea Group Holdings(Bermuda) Ltd
22 June 2004

22 June 2004

ALEA GROUP HOLDINGS (BERMUDA) LTD. (the "Company")

Block Listing

Application has today been made to the UK Listing Authority and the London Stock Exchange for a Block Listing of 6,614,014 common shares of $0.01 each in Alea Group Holdings (Bermuda) Ltd. to trade on the London Stock Exchange and to be admitted to the official list upon issuance.

The Block Listing has been made in respect of:

- 6,573,568 shares that may fall to be issued under the 2002 Stock Purchase and Option Plan.

- 40,446 shares to be issued under the consulting agreement dated 24 January 2002 described in the Company's Listing Particulars dated 14 November 2003.

These shares when issued will rank pari passu in all respects with the existing issued common shares of the Company.

Enquiries :

George Judd
Alea Group Holdings (Bermuda) Ltd.
001 203 563 6050

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Repurchase
Released	07:00 14-Jun-04
Number	7026Z

Alea Group Holdings

On 11 June 2004 Alea Group Holdings (Bermuda) Ltd. bought 15,560 of its own common shares for cancellation at a price of 228p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,604,476 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	11:06 04-Jun-04
Number	4205Z

RNS Number:4205Z
Alea Group Holdings(Bermuda) Ltd
04 June 2004

Alea Group Holdings (Bermuda) Ltd.
4 June 2004

Alea Group Holdings (Bermuda) Ltd.
Notification of Interim Results Announcement

Alea Group Holdings (Bermuda) Ltd., the global reinsurance and specialty insurance company, will announce its results for the six months ended 30 June 2004 on Tuesday 21 September 2004.

For further information, please contact:

Financial Dynamics
Robert Bailhache Tel: 020 7269 7200
Charles Armitstead

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Additional Listing
Released	15:16 27-May-04
Number	1662Z

RNS Number:1662Z
Alea Group Holdings(Bermuda) Ltd
27 May 2004

ALEA GROUP HOLDINGS (BERMUDA) LTD (the "Company")

Additional Listing

Application has today been made to the UK Listing Authority for the admission of a total of 13,482 common shares of $0.01 each in Alea Group Holdings (Bermuda) Ltd to the Official List and to the London Stock Exchange for these securities to be admitted to trading.

The application has been made in respect of shares issued in consideration for services pursuant to a consulting agreement described in the Company's Listing Particulars dated 14 November 2003.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Credit Ratings
Released	07:30 26-May-04
Number	0826Z

RNS Number:0826Z
Alea Group Holdings(Bermuda) Ltd
26 May 2004

Alea Group announces that A.M. Best and Standard & Poor's affirm ratings

LONDON (25 MAY, 2004) - Alea Group Holdings (Bermuda) Ltd ("Alea Group"), the global reinsurance and specialty insurance company, is pleased to announce that A.M. Best and Standard & Poor's have affirmed Alea Group's ratings.

A.M. Best has assigned a group financial strength rating of A- (Excellent) to all of Alea Group's operating subsidiaries. A.M. Best said the group rating reflects Alea Group's excellent capitalisation, strong underwriting performance and an improving business position.

Standard & Poor's has assigned a group financial strength rating of A- (Good) to all of Alea Group's operating subsidiaries. Standard & Poor's said the ratings reflect Alea Group's very strong capitalisation, strong competitive position, strong management and improving operating performance.

Both A.M. Best and Standard & Poor's have said that Alea Group's ratings remain stable.

Dennis Purkiss, Chief Executive of Alea Group, said: " The reaffirmation of the ratings by both agencies demonstrates the strength of our balance sheet and will allow us to continue to improve our operating performance and deliver our business plans".

The full text of the ratings announcements is available on Alea Group's website at www.aleagroup.com.

About Alea Group

Alea is a global reinsurance and specialty insurance company with expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Investors

Alea:

Amanda Atkins +41 41 767 0402

Analysts & Media

Financial Dynamics:
Robert Bailhache +44 20 7269 7229

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Purchase
Released	07:00 17-May-04
Number	7053Y

RNS Number:7053Y
Alea Group Holdings(Bermuda) Ltd
17 May 2004

Alea Group Holdings (Bermuda) Ltd
17 May 2004

"On 14 May 2004 Alea Group Holdings (Bermuda) Ltd bought 46,250 of its own common shares for cancellation at a price of 263.5p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,620,306 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd"

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Purchase
Released	07:00 14-May-04
Number	6709Y

RNS Number:6709Y
Alea Group Holdings(Bermuda) Ltd
14 May 2004

Alea Group Holdings (Bermuda) Ltd.
14 May 2004

"On 13 May 2004 Alea Group Holdings (Bermuda) Ltd bought 3,700 of its own common shares for cancellation at a price of 240p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,666,556 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd"

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Share Purchase
Released	07:00 07-May-04
Number	3796Y

RNS Number:3796Y
Alea Group Holdings(Bermuda) Ltd
07 May 2004

Alea Group Holdings (Bermuda) Ltd
7 May 2004

On 6 May 2004 Alea Group Holdings (Bermuda) Ltd. bought 15,580 of its own common shares for cancellation at a price of 263p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,663,515 common shares in issue following this repurchase.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	15:31 28-Apr-04
Number	1058Y

RNS Number:1058Y
Alea Group Holdings(Bermuda) Ltd
28 April 2004

Alea Group Holdings (Bermuda) Ltd
28 April 2004

Alea Group Holdings (Bermuda) Ltd 2003 Annual Report and Accounts/Documents for Inspection.

The following documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility:

(1) Annual Report and Accounts of Alea Group Holdings (Bermuda) Ltd for the financial year ended 31 December 2003;
(2) Circular containing Notice of Annual General Meeting;
(3) Form of Proxy for Annual General Meeting; and
(4) A copy of the Bye-laws of Alea Group Holdings (Bermuda) Ltd including the proposed amendments set out in the Notice of Annual General Meeting.

The Document Viewing Facility is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. (0)20 7676 1000

The Annual Report and Accounts are also available at the Company's website, http://www.aleagroup.com/

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Strategic Partnerships
Released	10:59 27-Apr-04
Number	0349Y

Alea expands UK insurance business in line with IPO plan

Alea London partners Endsleigh & Kinetic to write UK motor insurance

LONDON (27 APRIL, 2004) – Alea Group Holdings (Bermuda) Limited ("Alea" or the "Group") announced today strategic partnerships to expand its United Kingdom insurance business, a key aim set out at the time of the Group's Initial Public Offering in November 2003.

Alea London Limited ("Alea London"), a wholly owned subsidiary of the Group, has reached separate agreements with Endsleigh Insurance Services and Kinetic underwriting Concepts to launch a range of motor insurance schemes for the United Kingdom market.

Under an arrangement with Endsleigh Insurance Services, Alea London will offer a product for new drivers, whilst it will also underwrite a classic and vintage car product with specialist Kinetic Underwriting Concepts.

The initiatives represent a further significant step in the development of Alea London, which is able to draw on the knowledge of its partners, the Group's expertise in insurance and the management of underwriting agents to expand its insurance portfolio.

Alea London, whose gross premiums written increased 50.4% in 2003 to $566 million, transacts international and domestic UK property and casualty treaty reinsurance, including motor and commercial automobile lines, and a US surplus lines portfolio.

With its strong underwriting platform and a leading market position, Alea London is well positioned to continue its significant contribution to the development of the Alea Group. Alea London is the Group's access point to the London global insurance marketplace. It is a United Kingdom licensed insurance and reinsurance company, with excess and surplus authorities in the United States and a branch office underwriting business in Australia. It offers a broad range of products, including specialty and non-traditional insurance, reinsurance, and excess and surplus lines.

Commenting on the partnerships, Stephen Cane, Chief Executive Officer of Alea London, said: "As the Group spelt out at the time of its IPO, Alea London is ready to build on the strengths of its platform by seizing opportunities to grow profitably within the UK insurance market."

"We are extremely excited by the prospect of further developing our business with Endsleigh and Kinetic. We have worked together for a significant period of time in preparing these partnerships, and we look forward with confidence to building mutually beneficial relationships," he added.

ABOUT ALEA

Alea is a global reinsurance and specialty insurance company with expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and services.

Alea maintains a significant presence in major insurance and reinsurance markets worldwide.

The Group is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. Alea's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. The Group is publicly traded on the London Stock Exchange under the ticker "ALEA" and is a member of the FTSE 250 Index.
For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Investors
Alea
Amanda Atkins +41 41 767 0402
Gabriela Stadler

Analysts & Media
Financial Dynamics
Robert Bailhache +44 20 7269 7200
Charles Armitstead

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Executive Option & Stock Plan
Released	16:35 21-Apr-04
Number	8630X

RNS Number:8630X
Alea Group Holdings(Bermuda) Ltd
21 April 2004

21 April 2004

Alea Group Holdings (Bermuda) Ltd (the "Company")

Alea Group Executive Option and Stock Plan - Grant of Options to Directors

On 20 April 2004 the Company granted the following options to purchase common shares in the Company ("Common Shares") to directors. These options were granted pursuant to Part B of the Alea Group Executive Option and Stock Plan.

Name of Director:	No of Common Shares over which options granted:
Dennis W. Purkiss (Group Chief Executive Officer)	200,000
Amanda J. Atkins (Group Chief Financial Officer)	150,000

The options have an exercise price of 232.5 pence per share which was the middle market price of Common Shares at the close of business on 19 April 2004.

The options will vest as to 20% per year over 5 years, with the first 20% vesting on 20 April 2005.

Following the grant of these options:

Dennis W. Purkiss is beneficially interested in 267,580 Common Shares and holds options over 1,202,680 Common Shares; and

Amanda J. Atkins is beneficially interested in 237,660 Common Shares and holds options over 1,030,520 Common Shares.

George P. Judd
Group Secretary,
Alea Group Holdings (Bermuda) Ltd

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Annual Report and Accounts
Released	15:38 14-Apr-04
Number	6144X

RNS Number:6144X
Alea Group Holdings(Bermuda) Ltd
14 April 2004

Alea Group Holdings (Bermuda) Ltd

14 April 2004

Alea Group Holdings (Bermuda) Ltd 2003 Annual Report and Accounts.

The Company's Annual Report and Accounts are now available at the Company's website, http://www.aleagroup.com/

A copy of the document has been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS

Telephone no. (0)20 7676 1000

The printed copies of the Annual Report and Accounts are expected to be mailed to shareholders on 28 April 2004.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Transaction in Own Shares
Released	07:00 24-Mar-04
Number	8578W

RNS Number:8578W
Alea Group Holdings(Bermuda) Ltd
24 March 2004

Transaction in Own Shares

Alea Group Holdings (Bermuda) Ltd.
24 March 2004

Alea Group Holdings (Bermuda) Ltd.

Transaction in Own Shares

On 23 March 2004 Alea Group Holdings (Bermuda) Ltd. bought 19,540 of its own common shares for cancellation at a price of 257p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,679,095 common shares in issue following this repurchase.

George P. Judd

Company Secretary, Alea Group Holdings (Bermuda) Ltd.

(RIS item disseminated by London Stock Exchange)

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Alea Names President & COO
Released	07:00 23-Mar-04
Number	8172W

RNS Number:8172W
Alea Group Holdings(Bermuda) Ltd
23 March 2004

Alea Group Names Mark L. Ricciardelli

President and Chief Operating Officer

Veteran Reinsurance Executive Brings Significant Operating and Global Casualty Expertise to Alea

LONDON (23 MARCH, 2004) - Alea Group Holdings (Bermuda) Ltd. (Alea Group), the global reinsurance and specialty insurance company, announced today that it has named Mark L. Ricciardelli as Group President and Chief Operating Officer, effective immediately. Mr. Ricciardelli was most recently President and Chief Executive Officer, Global Casualty, for General Electric's Employers Reinsurance Corporation (GE ERC).

"We are delighted to welcome Mark to Alea," said Dennis Purkiss, Chief Executive Officer of Alea Group. "Mark brings over 28 years of insurance-reinsurance experience to his new role, the last fifteen spent with GE, principally in its Employers Reinsurance Corporation unit. His substantial experience in all aspects of reinsurance and history of operational expertise, including his most recent work leading GE ERC's global casualty business, make him ideally suited for his new role as our President and COO."

"As President and COO, Mark will have responsibility for implementing strategies that drive top and bottom line growth for the Company," said Perry Golkin, an Alea board member and a member of Kohlberg Kravis Roberts & Co., an affiliate of which is Alea's largest shareholder. "His diverse career in the reinsurance industry has provided him with a remarkably well balanced knowledge of all aspects of the business, particularly in such areas as underwriting, financial and operational management, marketing and client relations."

At the time of its initial public offering in November 2003, Alea Group indicated that it would seek to broaden its management team, given the significant growth opportunity that exists in the Company's targeted markets of casualty, alternative risk and excess & surplus lines.

"I am delighted to be joining Alea and look forward to working with Alea's talented team of professionals to realise growth through existing and new strategies," said Mr. Ricciardelli. "Alea's strong capital base, global reach and diverse product offerings, complemented by the strength of its underwriting expertise, position it extraordinarily well to capitalise on significant

opportunities in its markets now and in the future. This is an exciting time for the Company, and I look forward to working with my Alea colleagues to achieve the next level in its development and to drive continued improvements in its performance."

As President and Chief Operating Officer, Mr. Ricciardelli will have oversight for Alea Group's operating units. He will be based in Alea Group's offices in Connecticut, where Alea North America is headquartered. Mr. Ricciardelli and his family reside in Avon, Connecticut.

Mr. Ricciardelli, 51, joins Alea after serving as President and Chief Executive Officer, Global Casualty, of General Electric's Employers Reinsurance Corporation (GE ERC). Mr. Ricciardelli, in his most recent position for GE ERC, designed and built the organisational structure of the Global Casualty P&L. He established a new leadership team and the global product strategy for casualty for all ERC group companies. Mr. Ricciardelli's initiatives have resulted in significantly reduced portfolio volatility and dramatically improved portfolio transparency and financial performance.

From 2001 through 2002, Mr. Ricciardelli was Senior Vice President - Facultative P&C Reinsurance North America at ERC, where he led the restructuring of underwriting and marketing for this operation. From 1997 through 2001, he was President and Chief Executive of ERC Asia Pacific Pte Ltd, based in Singapore. Mr. Ricciardelli was responsible for the Life, Non Life and Business Development activities in the Asia Pacific Region. Prior to this, he served for a year as Senior Vice President with GE Capital's Equity Capital Group in Stamford. He began his tenure at GE as manager of the GE ERC New York Branch from 1989 through 1995.

Mr. Ricciardelli started his career in insurance with Travelers Insurance Company in 1976. In 1978, he moved to the Swiss Re-North American Re group of companies where, over eleven years, he held positions of increasing underwriting and leadership responsibility and ultimately served as Vice President, Director of Marketing and a member of the Executive Committee for Western Atlantic Re.

ABOUT ALEA GROUP

Alea is a global reinsurance and specialty insurance company with expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Australia and Jersey. The Company's largest shareholder is an affiliate of Kohlberg Kravis Roberts & Co. Alea is publicly traded on the London Stock Exchange under the ticker "ALEA". For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Investors

Alea
Gabriela Stadler +41 41 767 0415

Analysts & Media

Financial Dynamics
Robert Bailhache +44 20 7269 7200
Charles Armitstead

Certain statements made in this press release that are not based on current or historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates," "predicts," and words of similar import. All statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or other information concerned. Alea Group Holdings (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Final Results
Released	07:00 15-Mar-04
Number	5146W

RNS Number:5146W
Alea Group Holdings(Bermuda) Ltd
15 March 2004

15 March 2004

Alea Group Holdings (Bermuda) Ltd

Preliminary Results for the year ended 31 December 2003

Record Operating Earnings, Strong Growth Momentum

- Operating profit based on longer-term investment return up by 274% to $80.8 million (2002: $21.6 million); reflects single-minded underwriting focus on profitability hurdle rates

- Gross premiums written up by 39.6% to $1,300.2 million (2002: $931.6 million); more growth anticipated from targeted casualty, alternative risk and excess & surplus lines

- Group combined ratio of 94.9% (2002: 100.7%) exceeds expectations(2)

- Net IPO proceeds of $263.7 million ensure Group is well positioned to capture growth opportunity in chosen markets

- January renewals affirm exciting business prospects with underwriting discipline in targeted classes of business expected to prolong benign rate environment

- Continued positive outlook for 2004 across all business lines

John Reeve, Chairman, commented:
"I am delighted to report a strong set of maiden results for Alea as a listed Company. Our targeted growth segments in the United States and Europe produced excellent results in 2003 and have continued to remain strong during the important January renewal period."

Dennis Purkiss, Chief Executive Officer, commented:
"We are very well placed to seize the opportunity we expect to be sustained in casualty reinsurance and in our specialty insurance businesses that are continuing to grow strongly. We have built a solid base over the past few years and the early indications for 2004 are positive."

"The excellent position we find ourselves in is no accident. We spent considerable time and effort developing the depth of capabilities we believe are

so essential to delivering long-term value and we're pleased that many investors have shared that view during the successful IPO."

Highlights	2003	2002
Gross premiums written	$1,300.2m	$931.6m
Net earned premiums	$858.5m	$518.1m
Underwriting profit (1)	$85.5m	$28.2m
Claims ratio (2)	61.6%	62.1%
Expense ratio (2)	33.3%	38.6%
Combined ratio (2)	94.9%	100.7%
Total assets	$3,477.1m	$2,713.5m
Net asset value per share (2)	$4.15	$4.34
Operating profit	$80.8m	$21.6m
Profit attributable to shareholders (3)	$48.5m	$54.6m
Operating earnings per share (4)	$0.54	$0.24
Earnings per share (3),(4)	$0.42	$0.51

1 Underwriting profit includes allocated investment return and excludes claims equalisation reserves (see technical account)
2 Amounts and ratios have been defined in the Finance Director's Report
3 Profit attributable to shareholders and earnings per share are impacted in 2003 by $ 17.0 million loss (2002: $33.9 million profit) in respect of total realised and unrealised gains on investments.
4 Operating earnings per share and earnings per share are both diluted and are defined in Note 3 to the preliminary statement.

FOR FURTHER INFORMATION

Alea	+44 20 7621 3333
Dennis Purkiss, Chief Executive	+41 41 767 0401
Amanda Atkins, Finance Director	
Financial Dynamics	
Robert Bailhache	+44 20 7269 7200
Charles Armitstead	+44 20 7269 7182

A recording of a briefing held for the investment community on 15 March 2004 to announce the results for the year ended 31 December 2003 and an indexed version of a presentation given by Dennis Purkiss and Amanda Atkins will be available at www.aleagroup.com from midday GMT.

CAUTIONARY STATEMENTS

Certain information in this report is or may constitute forward-looking statements. Because such statements are inherently subject to risks and uncertainties, actual results may differ significantly from those expressed or implied by such forward-looking statements. We caution you not to place undue reliance on such forward-looking statements. We do not undertake any obligation (except reporting obligations imposed on us in relation to our listed shares traded on the London Stock Exchange) to update such forward-looking statements to reflect events or circumstances occurring after the date hereof.

NOTES FOR EDITORS

Alea is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. It has expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite

risk products and maintains a significant presence in major insurance and reinsurance markets worldwide.

Alea was admitted to the Official List of the UK Listing Authority on 19 November 2003 when unconditional dealings in the shares began on the London Stock Exchange. On 10 March 2004, FTSE Group announced Alea is eligible to become a constituent of the FTSE 250 Index effective 22 March 2004.

The Group used the proceeds raised from its Global Offer to support the continued development of its business units. The majority of funds are allocated to the US subsidiary to support the Group's expanding alternative risk and casualty treaty operations and the remainder allocated to London and Europe where continued growth is expected in the insurance and small to medium regional reinsurance categories, respectively.

Alea is headquartered in Hamilton, Bermuda and has operations in the United Kingdom, the United States, Bermuda, Switzerland, Sweden, Australia and Jersey. At 30 September 2003, it had 375 employees.

Alea has its origins in an investment thesis developed in 1997 by KKR 1996 Fund (Overseas) Limited Partnership, its major shareholder: to create a new global reinsurer focused on generating sustainable profitability and growth over the longer term.

The core of this thesis was that underwriting discipline, strong controls; broad capabilities in reinsurance and select insurance markets, a focus on less volatile lines of business and long-term relationships with small to medium-sized clients would result in sustainable profitability in any market environment.

Since new management joined in 1999, Alea has acquired or built the talent, local infrastructure, licenses and client relationships to be able to react quickly to attractive return opportunities in the major markets worldwide. It has leveraged this platform to develop a sizeable book of business diversified by class and geography.

CHAIRMAN'S STATEMENT

I am pleased to present my first Chairman's Statement in a year that has seen Alea Group Holdings (Bermuda) Ltd (Alea) take further significant steps in its overall development. From inception, the Group was established as a global reinsurer and insurer differentiated not by size but by a focus on the bottom line, the fundamentals of underwriting for profit and the necessary control infrastructure to deliver superior results over the longer term.

In 2003, the Group evidenced the benefits of such focus by delivering significant operating profit and, more importantly, by completing a successful Initial Public Offering (IPO) on the London Stock Exchange (LSE).

The efforts over recent years to establish and build Alea are now beginning to be rewarded. The Group's philosophy is based on the analysis and understanding of the reinsurance/insurance cycle over differing classes of business and geographies. From the outset, the Group was designed to build reinsurance and insurance capabilities in each of the principal international marketplaces, resulting in the ability to allocate capital and resources to those markets best able to offer suitable returns.

Driven by such considerations, at the end of the reporting year the Group was heavily focused on casualty reinsurance lines of business, where we believe that there is still opportunity for further rate improvement; on alternative risk and

on excess and surplus lines business, where both rates and terms and conditions remain firm; and on Continental Europe, where the opportunity, arising from recent market turmoil, has been taken to improve the Group's competitive positioning. Conversely, the Group sought to withdraw from the marine marketplace where, despite a profitable book of business, signs of a softening in both rates and terms led to expectations that return on capital criteria could no longer be met.

Overall, the Group believes that it is well positioned in markets where rates and terms, currently and prospectively, are at their strongest.

RESULTS

Profit attributable to shareholders was $48.5 million for 2003 compared to $54.6 million in 2002. There was a significant improvement in underwriting performance. Underwriting profits before the allocation of the longer term investment return and movement in claims equalisation provision was $27.7 million compared to a loss of $18.8 million in 2002 (see the Finance Director's Report). The underlying improvement in underwriting performance was masked by short term fluctuations in investments year-on-year (negative $ 22.4 million in 2003, positive $33.3 million in 2002). In addition in 2002 the Group had the benefit of a tax credit of $2.0 million compared to $13.5 million expense in 2003.

As recommended for companies listed on the LSE by the ABI SORP operating profit includes the allocation of the longer term investment return based on a return rate which the Group has selected of 4.5%. Operating profit excludes the movements in claims equalisation reserve and a $7.5 million profit on the purchase of the subordinated preferred shares. Operating profits showed strong growth increasing by 274% to $80.8 million and translates into a return on equity of 12.0% (2002 5.8%), in line with the objective to deliver double digit returns over the insurance cycle. Gross premiums written for the period increased 39.6% to $1,300.2 million, from $931.6 million in 2003. The Group combined ratio improved to 94.9% compared with 100.7% in the previous year.

DIVIDEND

As indicated at the time of the Group's IPO, the Group will not declare a dividend in respect of 2003 since to do so would, effectively, constitute a return of recently raised capital. The Group intends to commence paying dividends in 2004. It is intended that the Group will pay a dividend in the region of $0.10 per share for the year ended 31 December 2004. The dividend will be split between one third interim and two thirds final. The interim dividend will be declared with the Group's interim results for the period ended 30 June 2004 on 20 September 2004, payable on 19 November 2004 to those shareholders on the register on 22 October 2004.

REVIEW OF MARKET CONDITIONS

Market conditions for reinsurance remained favourable throughout 2003. The requirement for many market participants to address prior year issues and resultant weakened balance sheets together with continuing low interest rates and correspondingly low investment income combined to support a firm rate environment in most market segments.

In Europe, there was some turmoil associated with certain long established companies ceasing to write business and others experiencing significant deterioration in relation to "old year" reserves. There was a similar story in the United States with numerous companies being downgraded by the rating agencies and ceasing to underwrite or withdrawing from certain lines of

business.

The result of such market conditions was that casualty rates rose strongly throughout the year in conjunction with a general tightening of terms and conditions. Additional capacity created in Bermuda brought the beginnings of some rate pressure in the property areas, particularly the catastrophe markets, but rates remained well above the level required to meet the Group's hurdle rates of return. Primary insurance rates also remained firm with both alternative risk and excess and surplus lines insurance markets maintaining rate improvements.

Alea's balance of reinsurance and insurance capabilities, lack of distracting "old year" legacy issues, maintenance of its overall rating from the rating agencies in the face of widespread downgrades and strong presence in selected markets resulted in the Group being well placed to grow substantially in an improving pricing environment.

IPO

Alea's IPO was completed by a listing on the LSE on 19 November 2003, raising a total of $263.7 million after expenses and after the over-allocation option was exercised. This issue attracted significant interest, being the fourth largest IPO on the LSE during 2003.

The funds from the IPO are being used to support the continued growth of the business by enhancing the capitalisation of the reinsurance and insurance subsidiaries in the United Kingdom, United States, Bermuda and Continental Europe.

This capital raising leaves Alea well positioned to capture the significant expansion opportunity that exists through leveraging the infrastructure and capabilities established over the past three years. The Group possesses both a strong book of renewal business and excellent new business prospects that are capable of generating attractive returns on equity.

BOARD AND SHAREHOLDERS

I am pleased to welcome Glenn Hilliard and Amanda Atkins to the Board as an independent non-executive director and an executive director respectively. Glenn brings with him a wealth of experience in the industry and Amanda has served as Group Chief Financial Officer since 2000. Their expertise will make a major contribution to the deliberations of the Board, which is strengthened as a result.

I am also delighted to welcome the new investors who have embraced the Alea story. Directors, management and staff look forward to working on behalf of all shareholders to deliver significant growth in value.

PROSPECTS

Conditions have remained strong in all Alea's operating segments over the important January 2004 renewal period. The Group's targeted growth areas of Europe, alternative risk, excess and surplus lines and United States casualty reinsurance, all experienced strong trading conditions and each represents a real opportunity for continued growth.

Finally, I wish to thank my fellow directors, management and staff for the great effort that they have made to achieve the excellent results currently reported. Combined with the invaluable support of brokers, clients and shareholders, this has enabled the Group to achieve notable successes during 2003. The first

significant underwriting profit contribution and the IPO are defining moments in the Group's history and I am confident that Alea is exceptionally well placed to continue to build value in the year ahead.

John Reeve
Chairman

CHIEF EXECUTIVE OFFICER'S REPORT

2003 was an important year for the Group. Over the last four years we have set about building a global insurance and reinsurance operation focused on the delivery of long term value.

During those four years we have marked several milestones in the Group's development. Alea has set up licensed insurance and reinsurance operations in the United States, United Kingdom and Continental Europe; we've built a system and control infrastructure that we believe is unique amongst our peers; and we've established strong market positions in all our core operations.

More importantly we've established a mindset that focuses entirely on the bottom line. The global insurance and reinsurance markets are not one homogeneous whole. Each line of business responds to different factors - economic, regulatory or social - and therefore the speed and degree of change vary by class of business. Our fundamental approach has been to build our expertise, our licence base and our infrastructure in such a way that we can proactively manage this overall portfolio of potential risks. Above all else we are underwriters - the ability to not only select the right risks and price them correctly but also to recognise and react to underlying trends quickly enough is all important.

As a consequence our current focus is heavily on the Alternative Risk and Excess and Surplus Lines (E&S) businesses in the United States and the casualty reinsurance businesses in the United States and Europe. In casualty reinsurance we believe there is more improvement to come - rates are still rising (albeit not as steeply as last year and varying by line of business), terms are good and there is a longevity to the cycle that we believe will certainly outlast the more capacity driven property lines of business. On the insurance side the excess and surplus lines rates are firm and demand is high. The alternative risk arena is still improving and with the longer earnings profile of risks written in both these areas we will see the benefits of this business in our Profit and Loss Account for at least the next two to three years. Finally, in Europe we have deliberately set about capitalising on a series of market dislocations. As others have experienced difficulty we have grown the business substantially over the last two years, all the time whilst rates were improving, to establish ourselves as a preferred provider to our target customer base of small to medium-sized regional insurers.

On 19 November 2003 we completed our listing on the LSE. The IPO was very well received generating $263.7 million after expenses. This additional capital is being put to immediate use and deployed to support the targeted growth in the areas I mention above.

2003 Performance

In 2003 we met all our financial goals and achieved an operating return on equity of 12.0% (defined in note 7). Details of segmental performance and overall financial performance are set out in the Operating Review and the Finance Director's review respectively.

Operational Targets

The IPO was a major achievement in itself but the Group as a whole and each of the main operating units continued to enhance skills and capabilities during the year.

For example, in North America we have enhanced our ability to service our clients by continuing our licensing of Alea North America Specialty Insurance Company (ANASIC). We now have admitted and non-admitted paper in 49 and 23 states respectively. This initiative further improves the flexibility of the Group in being able to write business in selected lines in a number of ways - insurance or reinsurance, using admitted or non-admitted paper.

We also continue to devote considerable time and expense to the development of our IT systems and 2003 saw enhancements in our core underwriting, financial control and reporting systems. We view this investment as essential. Our systems provide the control and reporting capabilities you would expect and a great deal more. They are an intrinsic part of our process and critical to the management of our overall portfolio.

During 2003 both AM Best and Standard and Poor's (S&P) affirmed the Group's ratings at A- with a stable outlook in each case. Both cited the strong operating controls, good business position and improving performance in their rationales. In each of these areas we have seen further improvement since their review.

Each operating unit has continued to expand and develop its market position, operating capabilities and long term value. In London, Chief Executive Officer Stephen Cane and his team saw gross premium written rise by 50.4% from $376.4m to $566.0m as we reinforced our position in this market. Alea London is a key part of the Group's focus on United States Excess and Surplus Lines insurance and also underwrites the Group's property catastrophe book of business. Rates continued to improve in the E&S market in 2003 and although we saw the beginnings of supply side competition in the very best priced catastrophe business we believe rates remain well above our minimum hurdles at this time.

In North America the Group operates two segments: Alea North America focuses on treaty business and Alea Alternative Risk, as the name would suggest, on alternative risk business.

Alea North America's primary focus is the provision of casualty and property treaty reinsurance to smaller, specialist clients. It is heavily biased towards casualty at this time as rates continue to improve and gross premiums written grew by 9.9% from $257.4 million to $282.9 million in 2003. Chief Executive Officer Mike Hayes and his team have a wealth of experience in this market and have made great progress in targeting the smaller, specialist insurers we prefer.

Alea Alternative Risk is the Group's centre of expertise for alternative risk transfer and United States insurance program business. Chief Executive Officer Rob Byler and his team are continuing to see rate improvements in these areas and we will be looking to continue our expansion in this area. This business typically has high retention ratios and the ability to control the assumed risk makes this a very attractive area for us. Gross premiums written grew by 84.7% from $141.4m to $261.1m.

In Continental Europe, the Group has achieved considerable success in the light of major market dislocation over the last few years. Gross premiums written grew by 21.5% from $156.4m to $190.1m. I'd like to congratulate Chief Executive Officer Gilles Meyer and his team on their achievements over the last couple of years. After the changes made in 2000 and 2001 to realign the inherited book they have made excellent progress. Concentrating on small to medium sized

clients and with an emphasis on the German, French, Spanish and Austrian markets the Alea Europe team has sought opportunities to provide a high level of service to customers. In doing, so they have established strong customer relationships and grown the book markedly in a period of strong rate improvement. Our story in Europe is an excellent example of the Group's ability to seek out and target opportunity in the marketplace.

Looking Forward

In looking forward to 2004 I believe that we are extremely well placed. Whilst there is plenty of capacity available to buyers underwriting discipline is, to a great extent, holding firm and in all our targeted growth areas we expect continuing strong trading conditions. We have built a solid base over the past few years and the early indications are positive for 2004.

The excellent position we find ourselves in is no accident. We spent considerable time and efforts developing the depth of capabilities we believe are so essential to delivering long-term value and we're pleased that many investors shared that view during the successful IPO.

I'd like to reiterate our Chairman's thanks to all our staff for their hard work, particularly in achieving the IPO in such a short space of time and, of course, to our shareholders, both existing and new, for the faith they have shown in our story.

We are excited about the Group's market position, pleased with a strong financial result in 2003 and looking forward to continuing the Alea story and rewarding that faith in 2004 and beyond.

Dennis Purkiss
Chief Executive Officer

OPERATING REVIEW

Overview

Our strategy is to create strong market positions focused on lines of business in which we have extensive experience and are appropriately rated to generate significant profitability. We deliberately remain focused on casualty, alternative risk and United States insurance lines where trading conditions have remained strong for all of the Group's business units. By targeting these sectors, we have a lower-risk business capable of producing a steadier stream of profits which we can use to support our longer term growth and generate significant shareholder value.

The success of our strategy is reflected in an excellent operating profit before tax of $80.8 million (2002: $21.6 million). As recommended by the ABI SORP for companies listed on the LSE, operating profit includes the allocation of investment based on the long term rate which Alea has selected as 4.5%. Worldwide gross premiums written increased by 39.6% to $1,300.2 million from $931.6 million in 2002.

One of our key performance measures is the Group's core combined operating ratio (COR), which broadly expresses the total of claims costs, commission and expenses excluding other technical charge expense on prior period reinsurance contracts as a percentage of net premiums earned. We produced a better-than-expected COR of 93.1% (see the Finance Director's Report) as a result of our disciplined underwriting and efficient claims handling. Other technical charges added 1.8 points to give a total combined ratio of 94.9% compared to 100.7% in 2003. This excellent result gives us confidence that we

are capable of sustaining our target COR over the underwriting cycle.

During the 2004 renewal season we have seen confirmation that our strategy of anticipating changes in market conditions has borne fruit. Over the last four years we have built our infrastructure to enable us to develop further in business areas where we see the most promise both currently and in the medium term. We increased our casualty reinsurance skill set in both Continental Europe and North America and our insurance skills in North America with a continuing programme of recruitment. We also increased our overall North American licensed capabilities in 2003.

Alea North America Insurance Company (ANAIC) is now a licensed insurer in 49 states plus the District of Columbia. Alea London has now nearly completed its E &S infrastructure being authorised in 47 jurisdictions with Alaska and Florida being the latest two additions. Development of the licensing infrastructure in Alea North America Specialty Insurance Company (ANASIC) is also progressing rapidly with that company now being a licensed or accredited reinsurer in 44 states with surplus lines insurance authorizations in a further 23 states.

Whilst we have seen some deterioration in capacity driven property rates to date in 2004 these are not major markets for Alea. We will not chase premium volume at the expense of profit. Our strategic focus on specialty insurance and low volatility casualty risks focused on smaller companies leaves us well positioned to take advantage of current market conditions. Our clear strategy, combined with scale and presence in our chosen markets, positions us to continue to produce excellent returns for our shareholders.

ALEA LONDON

The Alea London segment is the Group's access point to the London global insurance marketplace. Alea London operates through Alea London Limited, a United Kingdom licensed insurance and reinsurance company with excess and surplus lines authorities in the United States and a branch office underwriting in Australia. Alea London transacts an international book of business sourced through the London broker market. The London market is one of the world's leading insurance and reinsurance marketplaces with in excess of $30 billion in capacity in 2002. Alea London's business includes a broad range of products, including specialty and non-traditional insurance, reinsurance and excess and surplus lines.

Alea London is an established market participant with a solid book of existing business, fully operational infrastructure and excellent market reputation. Its largest business is United States E&S insurance, comprising over 33% (2002: 37%) of its gross premium written. The Alea London segment also writes casualty treaty reinsurance business in the United States and international markets and is the Group's global centre of expertise in property catastrophe reinsurance. With its strong underwriting platform and a leading market position, Alea London will write other lines of business on an opportunistic basis when pricing is attractive, when specific expertise is available and when the Group's underwriting criteria, such as terms and conditions, are fulfilled.

The overall strategy of Alea London is to continue growth in existing lines of business by:

- expanding the volume of business written through intermediaries in the excess and surplus lines;
- continuing to write property treaty business within established aggregate exposures;
- utilising the Group's existing expertise in affinity groups and alternative risk structures to create new products; and
- Leveraging the Group's expertise in the management of underwriting agents

and the licences it has in the United Kingdom to expand its United Kingdom insurance portfolio.

An overall summary of the underwriting performance of Alea London is as follows:

	Year Ended 31 Dec 2003	Year Ended 31 Dec 2002	Year Ended 31 Dec 2003	Year Ended 31 Dec 2002
	Including Bristol West		Excluding Bristol West	
Premiums ($million)				
Gross premiums written	566.0	376.4	407.5	311.4
Net premiums written	487.8	300.2	329.3	235.2
Retention ratio	86.2%	79.7%	80.8%	75.5%
Net premiums earned	407.7	220.9	281.3	178.9
Key ratios (%)				
Claims ratio	55.2	49.4	44.0	42.1
Acquisition costs ratio	22.7	22.5	25.3	23.8
Composite ratio	77.9	71.9	69.3	65.9

Gross premiums written in the year ended 31 December 2003 increased 50.4% to $566.0 million compared to $376.4 million for the year ended 31 December 2002. The growth in 2003 reflected the focus on excess and surplus lines business and the growth of premium arising from the Bristol West contract.

Excluding Bristol West the growth rate was 30.9% to $ 407.5 million from $311.4 million. Figures are presented excluding Bristol West because this is a three year contract which we do not anticipate will be renewed in 2005.

Net premiums written to 31 December 2003 increased 62.5% to $487.8 million compared to $300.2 million to 31 December 2002 including Bristol West and increased 40.0% to $329.3 million from $235.2 million excluding Bristol West.

The retention ratio increased from 79.7% to 86.2% as the proportion of property catastrophe business reduced. Bristol West and another large contract written by Alea London, both with limited risk transfer characteristics are not covered by the Max Re aggregate cover, which therefore inflated the overall Alea London growth rates in net premium written and earned, compared to the rest of the Group. The Max Re aggregate cover is defined in the Finance Director's review

Net premiums earned for the year ended 31 December 2003 increased 84.6% to $407.7 million compared to $220.9 million for the year ended 31 December 2002. The high growth rate achieved in 2003 reflected the factors outlined above.

The claims incurred, net of reinsurance, ratio for the year ended 31 December 2003 increased to 55.2% compared to 49.4% for the year ended 31 December 2002. There were no catastrophe losses in either year. Prior year reserve development increased Alea London's claims incurred, net of reinsurance ratio by 0.6 points and the Group claims incurred, net of reinsurance ratio by 0.3 points.

Thus the increase in loss ratio for the year ended 31 December 2003 compared to the year ended 31 December 2002 is primarily a function of business mix, in particular the growth of premiums under the Bristol West contract which has relatively high loss ratios but relatively low volatility and thus earns a reduced return at lower risk than some of the other classes of business. The Directors believe that this contract has a significant benefit of contributing relatively low but stable earnings under a wide range of scenarios, adding $3.8 million and $1.3 million to the 31 December 2003 and 31 December 2002 underwriting result respectively. In addition, Alea London earned investment income on $68.2 million cumulative positive cash flows under this contract.

The acquisition costs ratio was 22.7% in 2003 compared to 22.5% in 2002. Both of these ratios are distorted by Bristol West. The underlying ratios excluding the Bristol West contact were 44.0% loss ratio (2002 42.1%) and 25.3% acquisition costs ratio (2002 23.8%).

On the closing of the Imperial acquisition in 2000, the Group reinforced the reserve strengthening of the Imperial business by entering into the OPL (see Finance Director's Review). Since that date there continues to be immaterial development of these reserves.

Total loss reserves covered by the OPL contract increased to $87.1 million compared to $84.5 million in 2002 such that the full $85 million balance of the contract was utilised at 31 December 2003. The increase in loss reserves excess of the OPL contract was a function of the relative exchange rates of the underlying loss reserves compared to the dollar denominated reinsurance.

On the balance sheet, paid claims had exceeded the aggregate excess point under the contract at 31 December 2003 by $16.2 million and thus reinsurance recoveries were made reducing the deposits received from reinsurers under the contract by the same amount. The interest charged on the deposit is the main component of other technical charges in Alea London operating segment.

2004 Outlook

Alea London has already secured the retention of its two largest contracts including the final year of the Bristol West contract with total premiums in excess of $220 million for these two contracts at expiring terms and conditions.

During 2004 Alea London anticipates a continued focus on the E&S lines business where rates, terms and conditions are showing no signs of weakening and an increased focus on building its non-dollar business base to help offset its sterling cost base. United States and non-dollar casualty lines continue to show rate improvement over 2003 conditions with gross premium written being marginally ahead of plan.

Rates on international property treaty business are showing signs of weakening with an average 10% reduction over comparable 2003 figures. These rates do, however, remain well within planned expectations and above the Group's hurdle rates of return. North American property business rates have shown less signs of weakening and have remained slightly above planned expectations.

UNITED STATES BASED OPERATIONS

The Group's United States based operations are comprised of two segments, Alea North America (ANA) and Alea Alternative Risk (AAR), both supported by a common services platform. These two segments underwrite through ANAIC, a New York domiciled property and casualty insurance company licensed to write most admitted lines of property and casualty insurance and reinsurance in 49 states plus the District of Columbia. ANAIC commenced underwriting on 1 January 2002. At inception, ANAIC had a renewable base of business which formed its core was business which had previously been underwritten by Alea (Bermuda) Ltd pursuant

to arrangements with Lumbermens Mutual Casualty Company (LMC).

Prior to 1 January 2002, the United States operation acted as a reinsurance intermediary manager. For ease of reference, the results discussed in the two North America segments below combine the 2003 results for the product lines which now comprise each segment regardless of whether the premiums were originally underwritten in Alea (Bermuda) Ltd under the LMC arrangements between December 1999 and 31 December 2001 or since 1 January 2002 by ANAIC or its subsidiary ANASIC.

ANA specialises in treaty reinsurance and alternative risk transfer products. The treaty reinsurance operation is a broker market for United States property and casualty treaty and facultative casualty reinsurance business, specialising in working layer business with a focus on small, medium-sized companies, specialty companies and specialty insurance departments of larger insurance groups.

AAR specialises in providing insurance and reinsurance solutions to clients who share risk, want unbundled services and to utilise alternative funding mechanisms. Lines of business include workers' compensation, commercial general liability and property and automobile liability. This business is written on both an individual account and on a programme basis, with the account protected through the purchase of high quality reinsurance supplemented by collateral requirements.

AAR's ability to target the E&S market is being strengthened with the ongoing licensing of ANASIC, a wholly owned subsidiary of ANAIC, which is currently authorised to write excess and surplus lines in 23 states and began writing business in 2003. Additional licensing is ongoing. The marketing of this capability has recently commenced, further expanding the options available to AAR's clients.

ALEA ALTERNATIVE RISK

AAR, based in Rocky Hill, specialises in the provision of ART programmes and structures which may include captives and rent-a-captives, excess over self-insurance, risk retention groups, purchasing groups, pools, trusts and large deductibles for Workers Compensation, General Liability, Auto Liability and Property lines of business. In addition, AAR's Insurance Programs (IP) segment underwrites traditional programme business for the liability lines only.

Within these four lines of business, AAR's areas of focus are retail operations, wholesale/distribution operations, service operations, franchise operations, habitation, light to medium contracting and manufacturing, fleets and short haul trucking.

AAR markets ART to knowledgeable and target producers who seek to assume a significant element of risk within their programme. Every programme written also involves the client adopting some level of risk sharing and the "unbundling" of services such as claims, loss control and captive management.

AAR's strategy is based on the following:

- positioning itself as one of the five dedicated, unbundled carriers in the United States traditional ART market with admitted and non-admitted capabilities;
- aligning its interests with those of its clients, through risk sharing on all business written;
- unbundling of services to known and preferred providers;
- maintaining strong relationships with target producers who can provide repeat business;

- comprehensive due diligence and audit processes that include all facets of a programme, including underwriting, finance, compliance and claims; and
- creating an insurance organisational structure with a strong controls environment.

Historically, the alternative risk market has grown during periods of harder pricing in the conventional insurance and reinsurance markets. However, the alternative risk market has shown resilience during periods of softer pricing as well. Consequently, industry surveys now estimate the ART market to comprise 50% of the total United States property and casualty market.

In 2003, the ART and IP market was robust. AAR experienced rate increases for all lines of business. In addition, it renewed 85% of business underwritten in 2002. The level of due diligence and vetting necessary to bring a programme to fruition invites a higher than average retention ratio and AAR leverages this as part of its strategy to create long-term relationships which will produce repeat business.

An overall summary of the underwriting performance of AAR is as follows:

	Year Ended 31 Dec 2003	Year Ended 31 Dec 2002
Premiums ($ million)		
Gross premiums written	261.1	141.4
Net premiums written	132.0	74.6
Retention ratio	50.5%	52.8%
Net premiums earned	97.9	22.0
Key Ratios	%	%
Claims ratio	72.1	65.1
Acquisition costs ratio	20.1	31.1
Composite ratio	92.2	96.1

AAR's gross premiums written increased 84.7% to $261.1 million in the year ended 31 December 2003 compared to $141.4 million for the year ended 31 December 2002.

Net premiums written to 31 December 2003 increased 76.9% to $132 million compared to $74.6 million to 31 December 2002. Net premiums written were 50.5% of gross premiums written for the year ended 31 December 2003 and 52.8% of gross premiums written for the year ended 31 December 2002. The structure of AAR's products means that there will always be a high reinsurance percentage, primarily due to premiums ceded to captives. This is also why AAR places such emphasis on financial due diligence and obtaining appropriate collateral from the counter parties to its transactions.

Net premiums earned for the year ended 31 December 2003 increased 343.9% to $97.9 million compared to $22.0 million for the year ended 31 December 2002. The build up of earned premium through the profit and loss account in respect of the alternative risk business is slower than anywhere else in the group. For example, nearly 70% of the net premiums earned in the 2003 financial statements came from the 2002 underwriting year, with the balance from 2003.
The ratio of claims incurred, net of reinsurance to net earned premiums was 72.1% for the year ended 31 December 2003 and 65.1% for 2002. Prior year reserve movement increased AAR's net loss ratio by 1.7 points and the Group net loss ratio by 0.2 points. This was primarily the result of one full breach of a programme in the 2001 underwriting year which required an additional net loss reserve of $1.6 million (1.6% on net premiums earned).

The acquisition costs ratio to net premiums earned for the year ended 31 December 2003 was 20.1% to 31 December 2003 compared to 31.1% for 2002

reflecting the transition towards our desired business mix.

2004 Outlook

In 2004 the ART and IP market is expected to remain strong. Rate increases are anticipated, but not expected to be as dramatic as in 2003. Early indications are of up to 10% across all lines. AAR had its best January to date, with gross premiums written up by 273% from January 2003. It is anticipated that as the AAR portfolio matures approximately 50% of premiums will be earned in the same financial year as the underwriting year in which they are written, with the balance being earned mainly in the subsequent financial year. All of this means that the profitability outlook looks healthy in 2004.

ALEA NORTH AMERICA

ANA, base in Wilton, specialises in the provision of property and casualty treaty reinsurance, writing primarily automobile liability, general liability, professional liability, workers' compensation and property business accessed through the reinsurance intermediary distribution system. Additionally, since November 2003, ANA has provided reinsurance on a facultative basis for casualty business.

Key elements of ANA's strategy include:

- Focusing on the provision of traditional reinsurance solutions to three well-defined client segments: (1) small to medium-sized insurance companies (generally with $500 million or less in policyholder surplus); (2) specialty companies; and (3) specialty divisions of larger companies. More than 90% of ANA's current premium volume is derived from these target market segments.

- Concentrating on working layer business in order to provide a more predictable underwriting result, characterised by a shorter duration and more moderate volatility than higher layer excess business and by an excellent premium to limit relationship. Working layer business currently comprises more than 90% of ANA's written premiums.

- Seeking to derive a significant percentage of its business from excess and surplus lines insurers and insurers operating in the specialty admitted market, in order to benefit from the attractive underwriting margins that have historically characterized these business segments. E&S and specialty admitted business comprised approximately 75% of ANA's 2003 volume.

- Positioning as a 'consensus market' - i.e., as one of the three to five reinsurers ultimately agreeing to consensus terms on the typical working layer cover. The resulting participations (typically in a range of 20% - 40%) provide ANA with influence over treaty terms and conditions and ensure access to the client, both of which ANA regards as important elements in achieving the superior underwriting results that it seeks. In the 2003 Underwriting Year, 83% of ANA's volume was derived from reinsurance covers on which its share was 20% or greater.

- Differentiating from competitors by providing superior service as measured by speed of initial response to offers of business, timeliness of additional information requests, rapid communication of underwriting decisions and promptness in the payment of claims and delivery of contract documentation.

ANA's strategy is executed by an underwriting team that is both deep and

experienced, with its two senior underwriting managers and 13 underwriters averaging more than 21 years of experience.

An overall summary of the underwriting performance of ANA is as follows:

	Year Ended 31 Dec 2003	Year Ended 31 Dec 2002
Premiums ($ million)		
Gross premiums written	282.9	257.4
Net premiums written	249.7	209.0
Retention ratio	88.3%	81.2%
Net premiums earned	189.3	142.7
Key Ratios (%)	%	%
Claims ratio	68.7	61.4
Acquisition costs ratio	29.2	31.5
Composite ratio	97.9	92.9

Gross premiums written for the year ended 31 December 2003 increased 9.9% to $282.9 million from $257.4 million for the year ended 31 December 2002. The modest growth in overall gross premiums written masked much more substantial growth in ANA's core account casualty treaty portfolio, which benefited from the strong reinsurance and primary market conditions that prevailed throughout 2003. For the year casualty gross premiums written increased by $53 million, or 25%, over the $213 million written in 2002. This growth in casualty writings also reflected ANAIC's increased acceptance in the United States treaty reinsurance market following its first full year of operations in 2002.

The growth in casualty writings was partially offset by a sharp decline in ANA's modest property portfolio. As the Property Treaty account is very focused on E&S type specialty accounts of a non-catastrophic nature that generally tend to generate large premiums on a per account basis, the loss of a handful of renewals during 2003 severely impacted these premium writings. Accounts were not renewed due to increased client retentions as well as from some account specific softening in original property rates that generated returns below the Group's hurdles and hence were unacceptable. Property gross premium written decreased by 70%, from $44 million in 2002 to $13 million in 2003.

A small amount of additional unrelated premium actually underwritten in Alea Bermuda has been included in the ANA operating segment in both 2002 and 2003 but not separately identified as it is not material to the premium or underwriting results.

Net premiums earned for the year ended 31 December 2003 increased 32.7% to $189.3 million from $142.7 million for the year ended 31 December 2002. The increase in 2003 net premiums earned was substantially greater than the increase in 2003 net written premiums, in part reflective of the fact that 2002 was the first full year of operations for ANAIC and in part attributable to variances in the inception profile of premiums written during these two years.

The ratio of claims incurred, net of reinsurance, to net earned premiums was 68.7% for the year ended 31 December 2003 versus 61.4% for the year ended 31 December 2002.

Prior year development increased the segment net loss ratio by 11.6 points and the Group net loss ratio by 2.3 points. Loss reserves for the period 1999 to 2001 were increased for a handful of umbrella and excess liability accounts as well as for two professional liability accounts that have suffered greater than expected severity losses. This adverse development arises from individual accounts no longer underwritten and reflective of a business mix profile that

has been substantially altered in the subsequent years as ANA made the transition from the original business base available to it under the LMC arrangements to its chosen business mix. Since 2000 we have actively reduced such volatility as the portfolio make up has been shifted to reflect the desired business classes made up of a shorter duration, less volatile blend of lower limit exposures substantially shielded from these type of shock loss developments.

The acquisition costs ratio to net premiums earned was 29.2% for the year ended 31 December 2003 compared to 31.5% for the comparable period in 2002. The decrease in the acquisition ratio for 2003 is due principally to a change in the underlying business mix.

Casualty reinsurance market conditions remained exceptionally firm throughout 2003. This fact was in no small measure attributable to the de facto withdrawal over the past two years of at least seven prominent reinsurers or their U.S. subsidiaries (Gerling Global, AXA, Trenwick, Insurance Corporation of Hannover, Hart Re, CNA and PMA) and the downgrade of another (SCOR). Together, these entities had recorded 2002 gross premiums written of approximately $5.5 billion, amounting to almost 25% of the broker market's then available capacity.

With the departure of these competitors, ANA remains as one of only a dozen viable, consensus broker market reinsurers. With respect to the many casualty lines in which it specializes, it is one of an even smaller number of reinsurers with both the appetite and the capability to assess the risks presented and to offer lead terms that will attract the necessary subscription market support.

Conditions in the underlying casualty insurance market remained almost equally firm throughout 2003, particularly in the excess and surplus lines and admitted specialty markets on which ANA focuses and underlying rate increases for a majority of ANA's specialist clients remained in the healthy single-digit to moderate double-digit range.

Both Property reinsurance and underlying property insurance market conditions, were at best flat, and often down, over the course of 2003. Reflective of the relatively greater availability of property reinsurance capacity and the willingness to deploy it, 'per risk' reinsurance pricing also registered generally moderate declines, with occasional, sharp downward deviations to this rule. Modestly increased commission terms and more relaxed coverage conditions were also available.

2004 Outlook
With respect to reinsurance market conditions, the January renewal season confirmed the continuation of the trends in place during the second half of 2003 with the casualty reinsurance market demonstrating continued pricing discipline. Our expectation for original rates is that increases for most casualty lines will be in the mid single-digit range, with double-digit increases continuing only in those lines marked by significant ongoing capacity shortages. In property, we expect original rates to be flat-to-down, with continued modest rate erosion in a majority of areas. With the Group's continued focus on United States casualty treaty business the continuing firm rating environment is reassuring.

ALEA EUROPE
The Alea Europe operating segment comprises of Alea Europe Ltd., a licensed reinsurance company based in Basel, Switzerland, with a branch office in Stockholm, and branches in run-off in Toronto and Singapore.

Alea Europe focuses on business sourced from Continental Europe. The segment has historically been a property treaty reinsurance operation but also writes

casualty reinsurance, primarily motor liability business. Alea Europe sources business either on a direct basis or through European brokers. The segment is organised along geographic lines into seven units with supporting specialist lines of business expertise. Alea Europe's major classes of business are: proportional and catastrophe property, motor liability and general liability. Alea Europe's approach supports the client focus required in these markets and allows a significant volume of business to be written on a direct basis (approximately 45% in 2003).

The Group is focused on continuing to enhance its position as a primary provider of reinsurance products to the smaller insurers and mutual companies within Continental Europe. Key strategic initiatives involve:

- focusing on small to medium-sized clients that require reinsurance in order to achieve their own business plans;
- maintaining a line of business focus on property (risk, catastrophe and proportional) while furthering the development of the casualty book (primarily automobile);
- increasing line sizes on existing business; and
- leveraging local market knowledge and language skills.

The Continental European market has undergone significant change in the last two years as large participants such as the Gerling Group have withdrawn and a number of other competitors have experienced credit rating agency downgrades. By focusing on the small to medium-sized client base and by leveraging its close client contacts, the Directors believe that Alea Europe is well positioned to grow its business profitably.

Alea Europe's geographic focus is on the German, French, Spanish and Austrian markets. For the year ended 31 December 2003, more than 59% of Alea Europe's business was written in these markets.

An overall summary of the operating performance of Alea Europe is as follows:

Europe	Year Ended 31 Dec 2003	Year Ended 31 Dec 2002
Premiums ($ million)		
Gross premiums written	190.1	156.4
Net premiums written	159.2	124.4
Retention ratio	83.8%	79.5%
Net premiums earned	163.6	132.5
Key Ratios (%)	%	%
Claims ratio	63.0	83.7
Acquisition costs ratio	17.1	19.7
Composite ratio	80.1	103.4

Alea Europe was able to take advantage of increasing business opportunities in a broader spread of business lines in 2003. Gross premiums written increased 21.5% to $190.1 million compared to $156.4 million to 31 December 2002. For 2003 approximately 95% of business incepted on 1 January and thus the gross premiums written in this segment are heavily weighted towards the first half year.

Net premiums written to 31 December 2003 increased 28.0% to $ 159.2 million compared to $124.4 million to 31 December 2002. This follows the trend of gross premiums written.

Net premiums earned increased 23.5% to $163.6 million compared to $132.5 million

for the year ended 31 December 2002. This is mainly due to the significant increase in 2003 net written premiums which given the inception profile was mostly earned in 2003.

The claims incurred net of reinsurance ratio to net earned premium for the year ended 31 December 2003 decreased from 83.7% in 2002 to 63.0%. The main factor of this improvement was that Alea Europe suffered $14.9 million in net losses in respect of the European floods in the third quarter of 2002. Excluding the European floods and the arbitration decision discussed below the ratio of claims incurred net of reinsurance ratio to net earned premium was 58.3% for the year ended 31 December 2003 and 65.8% for the year ended 31 December 2002.

Overall prior period reserve development in Alea Europe was positive reducing the segment's net loss ratio by 4.4 points and the Group's net loss ratio by 0.8 points.

To date the only significant Group exposure to asbestos and environmental losses is within Alea Europe and as a result of an arbitration decision in February 2003 this generated additional gross and net loss provisions before discount of $8.7 million for year ended 31 December 2002 and $8.4 million for the year ended 31 December 2003. These provisions were based on an independent consulting firm's estimate of total United States industry asbestos reserve requirements of $99.5 billion compared to a Q3 2003 A.M. Best report estimate of $65 billion.

The figures shown above are after the application of the Inter-Ocean Adverse Development Cover which covers underwriting years 1987 through 1999 and provides cover of $125 million excess of $500 million together with 75% of losses in excess of $625 million up to $750 million to provide a maximum recoverable of $218.8 million for the non-life reserves of Alea Europe Ltd. and Alea (Bermuda) Ltd. At 31 December 2003 $133.0 million is recoverable under this cover. As paid claims had exceeded the aggregate excess point under the contract at 31 December 2003, $33.6 million of reinsurance recoveries were made reducing the deposit received under the contract by the same amount. The interest charged on the deposit is the main component of other technical charges in Alea Europe operating segment.

2004 Outlook

Continental European business has a higher concentration of 1 January inception date business than other markets. Alea Europe targets small to medium sized insurers, often mutual in nature, and is on target to exceed expectations with gross premium written currently anticipated to reach more than $220m in 2004. In particular Alea Europe has continued to see strong gross written premium growth with particular success in Austria (with over 100% growth compared to the comparable period in 2003), the Netherlands (with over 100% growth) and Eastern Europe (with over 25% growth). Alea Europe's strong client relationships also bore fruit with the volume of business written on a direct basis increasing from 45% to 60% of the gross premium written to date.

The January 2004 renewal season has proved very successful with significant gains in some markets and continued growth over last year. Underlying property rates have generally been flat with reinsurance rates remaining stable to 10% lower in the more capacity driven markets where Alea Europe does not generally compete. The rates though remain comfortably ahead of our hurdle returns. Casualty lines saw improvements over 2003 although these have varied by country with some Eastern European lines for example showing marked improvement.

Alea (Bermuda) Ltd

Alea (Bermuda) Ltd (Alea Bermuda) is a registered Class 3 Bermudan insurer with authority to conduct general insurance and reinsurance business. Alea Bermuda is the Group's primary access point to the finite market. In addition, Alea Bermuda

acts as a finite risk resource for other operations within the Group as well as providing quota share and aggregate excess of loss capacity to other Alea operations.

Alea Bermuda splits its resources between targeting external clients and leveraging intra-group relationships and opportunities to provide bespoke coverage to existing clients of the Group. These structured insurance and reinsurance products are highly customised and assist the buyers in addressing the management of higher retentions, filling of reinsurance and collateral gaps, access to soft capital and management of surplus requirements and cash flow financing. The Directors believe that this expertise will provide strong internally generated deal flow and will serve to cement existing client relationships for other business segments.

The results of Alea Bermuda's finite operations before intra-group reinsurances are immaterial to the whole at present. For ease of reference, its results are therefore consolidated into AAR when it is in respect of collateral gap products written for clients of AAR, with the balance being included in the ANA result.

In 2003, Alea Bermuda had success in writing collateral gap products for clients of AAR. This business generated $37.9 million gross premium written in Alea Bermuda as a standalone entity, most of which was eliminated on consolidation of the Group, and $0.8 million incremental net premiums written with profits emerging from the underwriting profit on the net premium written and strong cash flows generated from the gross premiums. A further $2.6 million of net premiums earned has been allocated to the Alea North America segment for financial reporting purposes.

Alea Bermuda's preferred classes of business are workers' compensation, automobile, general liability and property.

Alea Bermuda's strategy is to:

- provide flexible quota share capacity to other Group entities;
- leverage existing Group contacts to cross-sell finite risk products to the Group's existing clients; and
- for third parties target the small to medium-sized deals where competition is based more on technical proficiency than price.

The Finite market experienced a difficult year in 2002 following the dramatic increase in regulation and scrutiny following recent accounting scandals. Those initial concerns have now given way to a growing recognition of acceptable transactions and the emergence of a new set of ground rules, albeit more stringent ones, with increased activity towards the end of 2002 continuing in 2003.

We consider the greater emphasis on solvency, through the introduction of International Accounting Standards (IAS) by 2005 and the proposed implementation of enhanced capital requirements for non-life insurers in the United Kingdom, may give rise to additional finite opportunities for Alea Bermuda.
The Group maintains significant capital and therefore has significant investments in its Bermuda operations. Individual underwriting units have access to Alea Bermuda's capital principally by means of intra-group quota shares. After these quota shares Alea Bermuda legal entity gross premiums written increased 67.9% in 2003 to $269.3 million compared to $160.3 million in 2002.

FINANCE DIRECTOR'S REPORT
Performance Management

The highlights of the consolidated financial statements are as follows:

Summary of results $ million	2003	2002
Gross premiums written	1,300.2	931.6
Net premiums earned	858.5	518.1
Underwriting profit before change in Claims Equalisation Provision	27.7	(18.8)
Net investment income	52.4	46.4
Interest expense	(4.7)	(6.5)
Net realised and unrealised gains on investment	(17.0)	33.9
Change in Claims Equalisation Provision	(3.8)	(2.4)
Profit before tax	54.5	52.6
Tax	(13.5)	2.0
Profit after tax	41.0	54.6
Minority interest	7.5	-
Profit attributable to equity shareholders	48.5	54.6
Total net assets	$725.4	$460.5
Per share data		
Number of shares in issue (m) (1)	174,707,415	106,094,720
Earnings per share - diluted	$0.42	$0.51
Operating earnings per share -diluted	$0.54	$0.24
Net asset value per share	$4.15	$4.34
Return on equity (see note 7)	9.3%	12.4%
Return on operating equity (see note 7)	12.0%	5.8%
Operating profit reconciliation		
Underwriting profit before Claims Equalisation Provision	27.7	(18.8)
Allocated investment income at 4.5%	57.8	47.0
Interest expense	(4.7)	(6.5)
Operating profit before tax, based on longer-term investment return	80.8	21.6

(1) 2002 adjusted for 19 :1 bonus share grant (comparable to 20 : 1 stock split)

In 2003 the Group successfully achieved its financial goals. Gross premiums written increased to 39.6% to $1,300.2 million from $931.6 million. The Group achieved an underwriting result before claims equalisation provision of $27.7 million which was approximately 10% better than its expectation and achieved net investment income of $52.4 million which was in line with expectations. Debt interest cost was $4.7 million reflecting the reduction in LIBOR rates year on year. The overall investment return of 3.0 % reflected the Group's focus on fixed income securities, which in a rising interest rate environment gave rise to net realised and unrealised losses of $17 million.

Profit before tax was $54.5 million compared to $52.6 million in 2002. Profit after tax was $41.0 million compared to $54.6 million in 2002.

The reduction in profit before and after tax was impacted by the net movement in realised and unrealised losses in 2003 of $17.0 million compared to a net gain in 2002 of $33.9 million. Alea has a conservative investment portfolio. The goal is to match assets and liabilities for currency and duration whilst minimising credit risk. This may well give rise to fluctuations in the short term performance of the portfolio which can be significant in terms of profit attributable to shareholders in any one period. For example, in the period from 1 January 2004 to 11 March 2004, Alea showed a change in invested asset value of $20.8 million comprising realised gains of $3.2 million and change in unrealised gains of $17.6 million. The company constantly reviews its approach to investment risk based on market conditions.

In 2003, in accordance with the recommendations of the ABI SORP for insurance companies listed on the London Stock Exchange, the Group included allocated investment income using a longer term rate of 4.5% in both 2002 and 2003 technical accounts. Use of this longer term rate gave rise to operating profits in 2003 of $80.8 million compared to $21.6 million in 2002.

The tax charges in both 2003 and 2002 are distorted by the application of deferred tax assets and the profit mix between territories. In 2002 the Group saw an overall tax credit as profits in London allowed for the recognition of additional deferred tax assets. In 2003 the tax charge similarly benefited from the recognition of the remaining Alea London deferred tax asset not previously recognised. However, a reduction in the rate at which the Swiss deferred tax asset was recognised and unrealised investment losses on the Bermudan portfolio have adversely affected the rate. The actual tax rates for both 2002 and 2003 are not indicative of the longer term rates which the Group believes should be achievable. The Group's goal is to arrange its affairs so that Alea Bermuda provides capacity to each insurance subsidiary within the Group and therefore shares in the underwriting result of each entity. To the extent that such business is profitable then this arrangement will have the effect of reducing the Group's overall tax rate. Conversely if such business is unprofitable then this intra-group reinsurance arrangement could limit the amount of tax relief available on such loss making business.

The Group made a $7.5 million gain on the purchase of the subordinated preferred shares issued by subsidiaries which has been included in the minority interest line of the profit and loss account.

Overall earnings per share were 42 cents compared to 51 cents in 2002. Operating earnings per share were 55 cents compared to 24 cents in 2002. Net assets per share were $4.15 compared to $4.34 as at year end 2002 adjusting for the 19 to 1 bonus share grant (comparable to 20 : 1 stock split). The reduction in book value per share was primarily a function of the dilution effect of the listing on the LSE on 19 November 2003.

Return on Equity

In calculating its return on equity, the Group has used the following formula:

Operating profits after tax divided by
(Shareholders' equity including subordinated preferred at each of 1 July 2003 + 31 December 2003 excluding capital raised between 1 July 2003 and 31 December 2003)/2 + Adjusted Proceeds (as set out below)

Adjusted Proceeds are the net proceeds of the offering $221.2 million after the $42.5 million purchase of the subordinated preferred equity plus $1.9 million equity capital raised in the second half year primarily alongside the offering. The total $223.1 million proceeds were available for six weeks from 19 November 2003 to give additional weighted capital of $25.7 million in 2003.

On the above basis the Group achieved a return on equity of 9.3% during 2003 (2002: 12.4%). The actual profits are distorted by changes in realised and unrealised gains period on period which benefited the return on equity ratio in 2002 and adversely affected the return on equity in 2002. Operating return on equity increased 106.8% to 12.0% from 5.8% in 2002.

Underwriting performance

Gross premiums written increased by 39.6% to $1,300.2 million from $931.6 million in 2002. Net premiums written increased by 44% to $1,028.7 million from $708.2 million in 2002. Each operating segment grew substantially:

Alea London + 62.5% (40.0% excluding Bristol West)
Alea North America + 19.4%
Alternative Risk + 76.8%
Alea Europe + 28.0%
Total + 45.3%

The amount of business retained increased to 79.1% of gross premiums written compared to 76.0% in 2002. This small change masked two significant factors. A reduction in the percentage of premiums allocated to the Max Re contract, 7.6% of gross premiums written compared to 12.2% in 2002, was offset by the growth in reinsurance connected with AAR, where only 50.7% of gross premiums earned were retained net which is wholly in line with our expected business model for that line of business. Both of these factors are expected to continue to contribute to the retention ratio in 2004.

Net premiums earned increased by 65.7% influenced by the sharp increase in premiums written in 2002 which were translated into earned premiums in 2003. In all operating segments except Alea Europe where the majority of premiums incept on 1 January each year, the time lag between the written premium growth achieved in 2002, and how long it takes to earn those premiums through the income statement increased the earned growth rates compared to the written growth rates as follows:

Alea London + 84.6% (57.3% excluding Bristol West)
Alea North America + 32.7%
Alternative Risk + 343.9%
Alea Europe + 23.5%

The growth in AAR is a function of the low earned premiums base in 2002 of only $22.0 million.

As the Group's business mix continued to develop the quantum of unearned premium reserves continued to increase. Gross unearned premium reserves as at 31 December 2002 were 53% of gross premiums written in 2003 compared to 51% in 2002 and 54% of net premiums written in 2003 compared to 53% in 2002.

Combined ratio

The core combined ratio comprises claims incurred net of reinsurance to net premiums earned (NPE) plus expenses before adjusting for the change in deferred acquisition costs less fee income less other technical charges as a percentage of net premium written (NPW). The expense ratio was 4.8 points lower at 31.5% in 2003 compared to 36.3% in 2002. Technical charges as a percentage of NPW are measured separately to derive the final combined ratio.

	2003	2002
$'millions		

NPW	1,028.7	708.2
NPE	858.5	518.1
Claims incurred, net of reinsurance	528.7	321.9
Net operating expenses	285.5	204.0
Other technical income	-2.4	-5.7
	283.1	198.3
Change in deferred acquisition costs	40.8	58.5
Total net written expenses	324.0	256.8

	2003	2002
Claims incurred net of reinsurance to NPE ratio	61.6%	62.1%
Total net written expenses to NPW	31.5%	36.3%
Core combined ratio	93.1%	98.4%
Other technical charges to NPW	1.8%	2.3%
Combined ratio	94.9%	100.7%

Impact of prior year reserve developments on incurred claims ratio

Prior year developments increased the claims incurred net of reinsurance loss ratio by 2.2 points in 2003 compared to 4.4 points in 2002 and are summarised by segment and underwriting year as follows:

Impact on loss ratio By Segment	Group
Alea London	0.2
Alea Alternative Risk	0.2
Alea North America	2.6
Alea Europe	-0.8
Total	2.2

Impact on loss ratio By underwriting year	Group
1999 & prior	1.0
2000	1.8
2001	-0.5
2002	-0.1
Total	2.2

Further details of the underlying events which gave rise to these developments are set out in the Operating Review. In all operating segments the Group was pleased to note that where substantial reserve increases were required, the segment had usually already non-renewed the relevant policies as it positioned itself to towards its target customer and product segments. The Group is particularly pleased with the positive performance of Alea Europe and the continuing immaterial development in the Alea London 1999 and prior portfolio. Reserve development in North America was disappointing but limited to a small number of contracts which form part of the transition which the segment made in 2001 and 2000 from the portfolio originally available to it to the desired business classes made up of a shorter duration, less volatile blend of lower

limit exposures.

Expenses

All expenses are allocated to individual business segments; however the Group monitors expenses for each profit and corporate cost centre. Because of the business model which the Group has adopted, ensuring that each local unit also incorporates some elements of group oversight and development, Corporate Centre costs are incurred in most of the locations in British Pounds, Swiss Francs and United States Dollars and are recharged to the various profit centre by cross charging mechanisms. In a rapidly growing environment the physical quantum of internal expense movement year on year is not meaningful. Instead the Group manages its expense base against the operational plans required to meet the next stage of development.

Measured against net premiums earned the net internal expense ratio improved 3.5 points to 10.2% compared to 13.7% in 2002 as the premium base of the Group expanded more rapidly than the administrative infrastructure. Measured against net premiums written the internal expense ratio improved 1.5 points to 8.5 % compared to 10.0% in 2003.

Reserves

The Group's provisions for gross claims outstanding excluding claims equalisation reserves increased by 24% to $1,398.6 million from $1,126.9 million. Net loss reserves (defined as the gross claims outstanding less the reinsurers' share of claims outstanding) increased by 38% to $672.0 million from $488.1 million. The ratio of gross loss reserves to gross premiums earned reduced to 126% in 2003 from 167% in 2002 as would be expected with a growing portfolio of business.

Invested assets and cash were 123.9% of gross claims reserves and 257.8% of net claims reserves, compared to 109.5% and 251.5% in 2002. These ratios were already strong by industry standards in 2002 before the public offering and demonstrate the strength and simplicity of the overall balance sheet.

The evaluation of required claims outstanding both gross and net of reinsurers' share is the most critical element of the Group's underwriting performance. The provision for claims outstanding is made on an individual case basis and is based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods together with an assessment of any related reinsurance recoveries. The Group follows robust quarterly processes worldwide to assess the amounts it believes it requires and employs independent consultants to consider these provisions on an annual basis. The last independent review was carried out by Deloitte & Touche as at 30 June 2003 as part of the public offering. Estimates of technical provisions for claims and related recoveries inevitably contain significant inherent uncertainties because significant periods of time may elapse between the occurrence of an incurred loss, the claim triggering the insurance or reinsurance, the reporting of that claim to the Group and the Group's payment of the claim and receipt of related reinsurance recoveries. Accordingly the cost of such claims cannot be known with certainty at the balance sheet date. Subsequent information and events may result in the ultimate liability being less than, or greater than, the amount provided. Adjustments to the amount of the provisions are reflected in the financial statements for the periods in which the adjustments are made.

Reinsurance recoverables

Reinsurance recoverables are analysed between the three large aggregate excess contracts with Inter-Ocean, Overseas Partners, and Max Re which are each significant contracts and other smaller reinsurances.

Inter-Ocean contract

The Inter-Ocean contract is an Adverse Loss Development and Aggregate Excess of Loss Reinsurance Agreement dated 18 May 2000 among Inter-Ocean Reinsurance Company Ltd. and Alea London Limited, Alea Europe Ltd and Alea (Bermuda) Ltd that provides cover to Alea Europe Ltd and Alea (Bermuda) Ltd of up to $125 million cover in excess of $500 million with 75% of losses in excess of $625 million up to $700 million with respect to underwriting years 1987 through 1999 with a maximum recoverable of $218.8 million for certain non life reserves, and cover to Alea London, Alea Europe and Alea (Bermuda) Ltd in excess of a loss ratio retention of 59% of net earned premium up to a maximum limit of 20% of net earned premium but not exceeding $107.8 million and subject to certain other retentions and sub-limits.

OPL contract

The OPL contract is an Adverse Loss Development Reinsurance Agreement between Alea London Limited and Overseas Partners Ltd. dated 31 December 1999 that provides cover of up to $85 million for business incepting on or prior to 31 December 1999 (but excluding certain specified risks such as asbestos) in excess of Alea London Limited's agreed retention of $101.9 million.

Max Re contract

The Max Re contract is an Excess of Loss Agreement effective 1 January 2001 among Max Re Ltd and Alea Europe Ltd, Alea London Limited, Alea North America Insurance Company, Alea (Bermuda) Ltd and Alea Group Holdings (Bermuda) Ltd that provides cover in respect of the period from 1 January 2001 through 31 December, 2003 for worldwide business written (with certain exceptions) on $1.578 billion of net earned premium during the period with a limit equal to the lesser of 16.5% of total net earned premium over the period or $285 million plus a catastrophe cover equal to 1.67% of total net earned premium over the period, with the cover subject to agreed loss ratio attachment points.
Reinsurance recoverable - aggregate excess contracts:

$ million	Amount Recoverable	Discount	Net Amount	Collateral
Inter-Ocean contract	196.2	- 11.9	184.3	139.0
OPL contract	84.3	-	84.3	60.9
Max Re contract	228.4	- 23.4	205.0	228.4

Both the Inter-Ocean contract and the OPL contract are collateralised through deposits received from reinsurers. The deposits increase each year through the allocation of other technical charges which were $19.0 and $16.7 million respectively in 2003 and 2002. The overall value of the reinsurance recovery under these contracts is reassessed each year and any adjustments made are processed through the profit and loss account as increases or reductions to the change in reinsurers' share of provision for claims. These contracts were also the subject of a prior year adjustment in 2003 which is detailed in the accounting policies section of this report.

The Max Re contract is collateralised through trust funds and letters of credit which do not appear on Alea's balance sheet but which provide security for the

amounts due to Alea by that company. The trust funds are held in AA rated securities. In addition all unearned premiums paid by Alea to Max Re are also collateralised through trust funds.

Excluding the above contracts the reinsurers' share of claims outstanding in respect of the other reinsurance contracts at 31 December 2003 was $252.9 million (2002: $238.6 million). The Group analyses potential doubtful debts carefully and holds a provision of $7.7 million (2002: $7.2 million) the majority of which is in Alea London, relating to the business written prior to the Group's acquisition of Alea London in 2000. In addition the Group holds offsetting balances of $96.4 million (2002: $70.3 million) made up of collateral provided by the reinsurer or amounts payable to the same reinsurer leaving total net balances due of $156.5 million at 31 December 2003 (2002 $168.3 million) which represents 22% of shareholders funds, a significant improvement compared to 34 % in 2002.

As of 31 December 2003, 89% (2002 95%) of the net balances due are in respect of entities rated A and above, of which 5% (2002 6%) is with AAA rated entities, 23% (2002 47%) is in respect of AA rated entities and 61% (2002 42%) is in respect of A rated entities. The ten largest ten reinsurers had net amounts due ranging from $5.7 million to $21.4 million and were all rated A or above.

Recent years have seen a substantial reduction in credit quality for the entire industry. In the twelve month period to 31 December 2003, there were more than 450 downgrades of industry participants (during 2002: 870) by Standard & Poor's' alone. The Group's reinsurance security profile has been affected by these industry changes. For 2002, following the settlement of a number of large claims, the net balance due from reinsurers rated BBB or lower reduced from 20% to 5% of the total reinsurance recoverable. Reinsurers rated BBB or lower have increased from 5% to 11% for the twelve month period to 31 December 2003 as a result of rating downgrades. The three largest net balances due from BBB or lower reinsurers are $3.8 million (2.2%) from Sorema (BBB), $ 2.9 million (1.9%) from Baloise (BBB), and $1.6 million (1.1%) from Trenwick (NR) against which the Group provides $0.3 million doubtful debt reserve. No other reinsurer rated BBB or below accounted for more than $0.7 million of net balances due at 31 December 2003.

Capital Management

Investment management

I am pleased to report that Alea had no write-offs on its investment portfolio. During a year which has seen a number of insurance companies write-off significant amounts of their investment portfolio due to some significant corporate failures and reductions in credit quality this is a significant achievement and vindicates our conservative investment strategy.

The Group's investment strategy emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability. The investment portfolio does not currently consist of equity or real estate investments. The Group utilises recognised external expert investment managers to invest its assets. The Investment Committee establishes the Group's investment policies and creates guidelines for its external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities

At 31 December 2003, fixed income securities and deposits at credit institutions comprised $1,582.2 million an increase of 42.9% since 31 December 2002. The

Group's fixed income portfolio consisted of US and non-US sovereign government obligations, corporate bonds and other securities all of which were rated A or better and 98.4% were rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. At 31 December 2003, the Group did not have an aggregate exposure to any single issuer of more than 4.7% (GE Capital) of its shareholders' equity, other than with respect to US, Canadian and European Union government and agency securities.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from three to five years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 31 December 2003, the Group's investment assets had an effective duration of approximately three and a quarter years, which approximates the duration of its liabilities.

The Group's investment assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary polices and domestic and international economic and political conditions. The estimated potential exposure to one percentage point increase of the yield curve would be a reduction in fixed income assets of $47.7 million.

The Group continued its conservative investment strategy following the sale of its equity portfolio in May 2000. This strategy reflected our perception of the increased risk in equity and bond markets over the period coupled with our desire to utilise our capital primarily to take underwriting risk. In 2003 we achieved a total return on the investment portfolio of 3.0% (2002: 7.4%). The investment return comprised 4.4% (2002: 4.4%) investment income, 0.9% (2002: 0.8%) realised gains and -2.3% (2002: 2.2%) unrealised gains on average invested assets of $1,294 m (2002: $1,119m). The total return for an investment portfolio is a combination of price and income return. Price return is affected by movements in interest rates whereas income return is affected by the level of interest rates. The lower total return period over period was a result of negative price return due to increases in US interest rates from 31 December 2002 on a portfolio weighted basis and a lower income return due to lower level of interest rates during 2003 for the portfolio.

In 2003 in conformity with other LSE listed insurance companies we have allocated an assumed investment return rate to the underwriting result in respect of both 2003 and 2002. The return rate we have chosen is 4.5% and reflects our heavy weighting in fixed income investments. The Group continues to explore investment strategies which have the potential to deliver incremental returns to fixed income investments, however our overall investment risk appetite will remain low.

There is a floating pledge over certain investments for the issuance, in the normal course of business, of letters of credit. As at 31 December 2003 the pledge covered total investment assets of $227.6 million compared to $175.7 million as at 31 December 2002. In addition $ 19.8 million (31 December 2002 $11.1 million) is held as statutory deposits for local regulators and a further

$540.5 million (31 December 2002 $402.0 million) is held in trust for the benefit of holders of North American policy holders which includes $185.4 million (31 December 2002 $ 46.3 million) that Alea (Bermuda) Ltd has placed in trust on behalf of Alea North American Insurance Company under the quota share arrangements between these two companies.
Included within ''Debt securities unit trusts listed'' as at 31 December 2003 the Group held Société d'Investissement a Capital Variable (SICAV) of $34.1million (31 December 2002: $21.7 million) pledged for the benefit of French and Belgian Cedants. These SICAVs are mutual funds invested in European fixed income securities which average credit quality of AA and duration of approximately 5 years.

Equity finance

The Group successfully listed on the LSE on 19 November 2003. The initial public offering raised total net proceeds of $263.7 million. None of the equity shareholders sold any stock in the offering.

As at 31 December 2003, 38.7% of the Group's stock was publicly held as set out in the table below:

	No. of Shares Held	Ownership %	Fully Diluted	Fully Diluted Ownership %
KKR & related parties	70,740,080	40.5%	70,740,080	38.0%
Management	4,199,835	2.4%	15,429,235	8.3%
Other Investors	32,193,500	18.4%	32,193,500	17.3%
Publicly Held	67,574,000	38.7%	67,574,000	36.3%
	174,707,415	100.0%	185,936,815	100.0%

Other investors invested in Alea during the capital enhancement program in 2001. KKR and related parties and other investors entered into Lock up agreements for a period of six months from 19 November 2003. Management have a twelve month lock up subject to prorate sell-down rights in the event of an offering of KKR shares prior to 19 November 2004.

A portion of the net proceeds of $263.7 million were used to purchase $50 million subordinated preferred shares from a third party shareholder for $42.5 million. The majority of the remainder was used to inject capital to support business growth in the Group's insurance subsidiaries as set out in the following table below, the balance being retained for general corporate purposes.

Use of proceeds	$ million
Alea North America	157.0
Alea Europe	30.0
Alea London	10.2
Alea Bermuda	12.4
	209.6
Purchase of subordinated preferred shares	42.5
General corporate purposes	11.6
Total	263.7

Debt finance

Alea Group Holdings AG (AGHAG), a Swiss wholly owned subsidiary of the Group entered into term loan facilities which comprise three elements; Term "A" facility of CHF 100 million repayable in annual tranches in 2002 to 2004 with the balance due in 2005; Revolving credit facility of up to CHF 100 million which it can draw down until the expiry of the Term "A" Loan; and Term "B" facility providing incremental debt of $75 million on a non amortising basis repayable in 2007.

The Group had total debt finance as at 31 December 2003 of $178.3 million (2002: $168.5 million). The increase year-on-year is solely due to the change in exchange rates between the Swiss Franc and the United States Dollar. Funds under the revolver have been utilised to repay the Term A amounts due in 2003. The total amount remaining available under the revolver facility was $30.7 million at 31 December 2003.

The loan facilities include certain restrictive covenants which were comfortably met in 2003.

Total loan repayments under the above facilities fall due as follows:

	Year ended 31 December $ million
2004	12.9
2005	92.9
2006	-
2007	75.0
Total before capital raising expenses	180.8
Capitalised debt raising expenses	(2.4)
Total	178.4

Interest on bank borrowings under the Term "A" loan and the Revolving Credit Facility is charged at a rate per annum according to applicable currency LIBOR rates designated as the British Bankers Association interest settlement rate plus a margin of) 0.625% (2002 0.625%). The margin charged on the Term "B" loan is 3.25% (2002 3.25%). The interest expense in 2003 amounted to $4.7 million (2002 $6.5 million). The estimated increase in interest expense in the event of a 100 basis point increase in applicable rates is $1.7 million.

At 31 December 2003 the Group also had collateralised bank letters of credit and loan facilities available from a variety of sources to support the need to collateralise commitments made in the normal course of business outlined above, including $100 million and $10 million uncommitted letter of credit facilities entered into by Alea (Bermuda) Ltd with the Royal Bank of Scotland and The Bank of N. Butterfield respectively, $97 million uncommitted letter of credit facility entered into by Alea Europe Ltd. with UBS and a $15 million working capital facility extended to Alea Europe Ltd. by UBS. Additionally Alea London has access to letters of credit through collateral arrangements with Citibank.

Interest cover

Operating Interest cover improved in 2003. This was a combination of the increase in profits coupled with the reduction in interest costs following reductions in applicable LIBOR rates compared to 2002.

	2003 $ million	2002 $ million

Operating profit before interest and taxation	85.5	28.2
Interest	4.7	6.5
Interest cover based on operating profit	18.1x	4.3x

Capitalisation

The capital structure of the Group was simplified in 2003. The $50 million subordinated preferred shares were purchased from a third party shareholder from the proceeds of the offering for $42.5 million creating a $7.5 million profit in the second half of 2003 and removing a contingent liability in respect of the cumulative accretion of subordinated preferred return dividends of $13.6 million as at 30 June 2003.

CHF 16 million was repaid under the Term A loan facility which was offset by a draw down of CHF 16 million under the revolver facility to create new USD debt of $0.5 million. The increases in debt shown on the balance sheet reflects the retranslation of the CHF facility into USD as the Swiss franc appreciated against the United States Dollar to CHF1.24:1 from CHF 1.4 to 1.

The debt to total capitalisation ratio reduced from 26.8% in 2002 to 19.7% in 2003 following the initial public offering. Alea intends to augment group liquidity and operating subsidiary capital through the continued use of down-streamed holding company level debt - to the extent such debt does not detrimentally affect debt ratings and bank/capital market access. To this end, Alea will consider refinancing elements of the existing bank facilities during 2004.

	As at 31 December 2003 $ million	As at 31 December 2002 $ million
Debt	178.4	168.5
Subordinated preferred shares	-	50.0
Equity	725.4	410,5
Total capitalisation	903.8	629.1
Debt	19.7%	26.8%
Subordinated preferred shares	0.0%	7.9%
Equity	80.3%	65.3%
Total capitalisation	100.0%	100.0%

Capital expenditure

The Group invested $10.2 million (2002: $9.3 million) in capital expenditure principally computer equipment and software, including capitalised costs from the continued internal development of the software supporting the Group's operations and received $7.3 million from the proceeds of the disposal of fixed assets at profit on disposal of $1.6 million.

Liquidity and cash flow

Total proceeds from the issue of common share capital during 2003 were $291.9 million including the proceeds of the Group's offering on the London Stock Exchange which raised £168.9 million ($287.5 million). The balance being raised from the issues of shares to employees under the Group's share and options scheme.

The expenses of raising capital were $23.7 million. In addition the Group used $42.5 million of the proceeds to purchase subordinated preferred shares with a face value of $ 50 million creating a gain on redemption of $7.5 million. The remaining proceeds of the IPO were employed as capital to support profitable growth within the operating subsidiaries rather than to support specific cash flow needs. The Group met its liquidity requirements primarily from funds provided by operations.

Cash provided by operating activities primarily consists of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments. Net cash flow from operating activities was $250.9 million (2002: $99.4 million).

The $250.9 million cash inflow in 2003 is after payment of $68.9 million (2002: $62.0 million) in respect of the Max Re aggregate excess contract. On a like-for-like basis after adjusting for the Max Re aggregate excess contract, cash flow was $319.8 million (2002: $161.4 million). Thus underlying cash flow has improved by $158.4 million year-on-year, reflecting the growth in the business coupled with the reduction in settlements related to reducing run-off portfolios in Alea Europe and the Imperial book of business that was acquired in 2000. The Max Re aggregate excess contract covered underwriting years 2001- 2003 and has not been replaced in 2004, thus amounts paid to this contract will reduce further in 2004 compared to 2003.

Cash flows from operating activities were used to pay interest in bank loans of $4.7 million (2002: $6.5 million) and to pay taxes $1.7 million (2002: tax refunds $1.2 million) and capital expenditures described above.

Total net cash flows were $466.4 million (2002: $121.8 million) which was primarily used to invest in debt securities and other fixed income instruments. The total investments including cash balances increased 41% from $1,732.3 million (2002: $1,227.8 million).

Intra-group arrangements

Whilst recognising the separate legal status of each entity, business processes are standardised and managed consistently. The Group continues to view each of its insurance operating entities as core to the whole. Mindful of local market conditions, regulatory requirements and the capital adequacy requirements of the rating agencies, the Group ensures that each balance sheet retains risk commensurate with its capital base.

The primary means of achieving this is by arranging capacity through internal quota shares primarily with Alea (Bermuda) Ltd which now has the majority of the Group's operating capital of $435.2 million. For 2002 and 2003 underwriting years we have put into effect a 70% quota share to Alea (Bermuda) Ltd of Alea North America's insurance and reinsurance business. This will be particularly important for Alea North America during its growth phase.

In addition the Group makes public its view of the interdependence of each subsidiary with the issue of intra-group cross guarantees that, whilst inevitably affected by local regulatory requirements, make clear that it is management's intention to view each subsidiary as part of the whole. Through consultation with A.M. Best and Standard & Poor's, a form of wording for the guarantees has been developed that is acceptable to both agencies. Group guarantors may only terminate these guarantees after giving one month's notice to these agencies. Any contract written whilst the guarantees are in force remains guaranteed should the guarantee be cancelled.

In the third quarter of 2002, in recognition of its new status as the ultimate

holding company of the Group, Alea Group Holdings (Bermuda) Ltd entered into a top down guarantee with each of the seven rated insurance operating entities. These guarantees are in addition to the pre-existing cross company guarantees already in place between the various subsidiaries of the Group. Details of these guarantees have been made available to the rating agencies and broker security committees.

Alea (Bermuda) Ltd also entered into an aggregate stop loss arrangement designed to protect the balance sheet of Alea Europe Ltd in both 2003 and 2002.

Rating Agencies

On a Group basis, Standard & Poor's and A.M. Best provided financial strength ratings of all of the Group's operating subsidiaries of ''A- (Strong)'' and ''A- (Excellent)'' respectively. These ratings were issued on 2 June 2002 and 2 July 2003 respectively. In each case, the ratings are expressed to have stable outlooks. Other agencies may rate the Group or one or more of the Group's subsidiaries on an unsolicited basis.

Standard & Poor's has assigned a ''BBB-'' counterparty credit rating to AGHAG and a ''BBB-'' senior debt rating to the $75 million term loan supplement to the Credit Agreement. In each case, the ratings are expressed to have stable outlooks. The ''BBB-'' rating is one full rating category below the Group's claims paying ability rating because the senior debt is subordinated to the obligations of the Group's operating subsidiaries.

Lumbermens (LMC)

The Group has a significant reinsurance relationship with LMC which arose in connection with the Group's acquisition of the Equus Re reinsurance division of LMC on 3 December 1999, Alea Bermuda and LMC entered into a 100% quota share reinsurance of the LMC business written by Equus Re through 30 September 1999 (namely, business written by Equus Re prior to the Group's acquisition of its operations). In turn, LMC provides stop loss reinsurance to Alea Bermuda for losses in excess of a 75% paid loss ratio on the same business ("Protected Business"). In addition to the Protected Business, LMC also authorised the Group to write new and renewal business on behalf of LMC (as reinsurer) through 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea Bermuda ("Fronted Business"). As is required for credit for reinsurance purposes when cessions are made to non-U.S. licensed reinsurers such as Alea Bermuda, the Group collateralises its obligations to LMC. Pursuant to contract, the required collateral is equal to 120% of the estimated loss reserves. Concurrent with these arrangements, LMC retained Alea North America Company (ANAC) as its agent to adjust and pay claims and collect premiums for both the Protected Business and the Fronted Business. The respective obligations of Alea Bermuda and LMC noted above are subject to contractual mutual offset provisions under the reinsurance agreements and as permitted under Illinois law. Further, in respect of the Protected Business, LMC is contractually required to fund (and has been funding) losses on its own behalf now that the 75% paid loss ratio has been met.

LMC's financial strength ratings were downgraded and then withdrawn by A.M. Best and by Standard & Poor's, at LMC's request, following LMC's announcement in 2002 that it would cease writing new business. LMC announced that at 31 December 2003, it had remaining audited statutory surplus of $202.4 million. LMC risk based capital level allows the Illinois Department of Insurance to assume control of LMC at its discretion. As noted above, in light of the mutual offset provisions under the reinsurance agreements and as permitted under applicable Illinois law, the Directors believe that the Group should not be exposed to material credit risk resulting from its arrangements with LMC.
Management of Financial Risks

The Group recognises the critical importance of efficient and effective risk management systems. Close attention is paid to asset and liability management.

Asset and liability management

The Group's general practice is to invest in assets that match the currency in which it expects related liabilities to be paid. Shareholders' equity held in local insurance units is primarily kept in local currencies to the extent that shareholders' equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates the Group's efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements.

Derivatives

Derivative instruments are only used to a limited extent within guidelines established by the Board. Derivatives may be used for efficient portfolio management, hedging debt and the outcome of corporate transactions. Speculative activity is prohibited and all derivative transactions should be covered fully, either by cash or by corresponding assets and liabilities. The only hedging transaction undertaken in 2003 was the sale of 20 million Canadian Dollars into United States Dollars representing Canadian assets held in excess of the Group's requirements as a result of regulatory requirements in Canada.

Foreign exchange management

The Group publishes its financial statements in United States Dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the Euro, British Pound and Swiss Franc, into United States Dollars will impact its reported financial condition, results of operations and cash flows from year to year.

As a result of the international diversity of its operations, approximately 18% (2002: 19%) of the Group's premium income arises in currencies other than United States Dollars. Similarly, its net assets are denominated in a variety of currencies, with approximately 22% (2002: 21%) of invested assets and cash being non-United States Dollar investments.

In managing the Group's foreign currency exposures we do not hedge revenues as these are substantially retained locally to support the growth of our business and to meet local regulatory and market requirements. The Group's net assets and, to a more limited extent its solvency, are exposed to movements in exchange rates.

Total Group exchange losses were $1.9 million based on total gross assets of $3,477 million compared to $0.4 million in 2002 based on total gross assets of $2,713 million in 2002 reflecting the essentially matched nature of the Group's assets and liabilities despite the significant exchange devaluation of the United States Dollar, particularly compared to the Euro, British Pound and Swiss Franc, that occurred during the year.

Reinsurance security management

Reinsurance is a key tool in managing our catastrophe exposure. In designing our reinsurance programmes we take account of our risk assessment, the financial strength of reinsurance counterparties, the benefits to shareholders of capital efficiency and reduced volatility, and the cost of reinsurance protection.

The Group purchases retrocessional reinsurance to improve the extent to which it

can manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios.

As a general rule, the Group's aggregate net line with respect to risks assumed under contracts written will not exceed $10 million or its equivalent in foreign currencies. In addition, where considered appropriate, the Group purchases reinsurance protections that provide coverage against accumulations of risk. The Group selects its reinsurers and retrocessionaires primarily based upon credit quality and monitors them closely over time. It also seeks to diversify its business among reinsurers and retrocessionaires and requires collateral where deemed prudent to do so.

Accounting Policies
Prior Year Adjustments (see note 4)

In 2003, in accordance with the recommendations of the ABI SORP for companies listed on the LSE, the Group included allocated investment income using a longer term rate of 4.5% selected by the Group in both 2002 and 2003 technical accounts. Use of this longer term rate gave rise to operating profits in 2003 of

As part of the Listing process the Group determined that it would be appropriate to record in the accounts of the Group the $1.7 million adjustment net of taxation in respect of the Claims Equalisation Provisions established by Alea London Ltd.

The Group also reviewed
provisions of each of the Inter-Ocean contract and the OPL contract and
determined that the financial statements did not fully reflect the consequences

This had an adverse impact to the Group of $43.2 million for the Inter-Ocean contract and a positive impact of $13.2 million for the OPL contract. Accordingly reinsurance recoverables were reduced by $24 million in respect of the 2000 annual financial result and $6 million in respect of the 2001 annual financial result. These amounts have been accounted as a prior year adjustment in the financial statements.

International Financial Reporting Standards

Alea Group Holdings (Bermuda) Ltd, as a publicly listed company, is required to prepare its accounts under International Financial Reporting Standards (IFRS) from 1 January 2005.

An evaluation of the impact of IFRS on the Group has been completed which suggests that the current IFRS endorsed by the Accounting Regulatory committee of the European Commission which excludes, in particular, the accounting for insurance contracts exposure draft, will have little impact on the net asset position of the Group compared to that produced under current United Kingdom accounting standards. However, there will be significant increases in disclosure particularly with regard to business risk and management.

The changes in accounting resulting from adoption of the insurance exposure draft may lead to significant changes in the future as it proposes a fundamentally different basis for recognition of profit on insurance contracts. However, it is not expected that these proposals will be formal requirements within the next three reporting periods and the proposals may change materially before they are finalised.

Unaudited million compared to $21.6 million in 2002. red 01Xe

Consolidated profit and loss account

Technical account - general business	Notes	Year ended 31 Dec 03 $'000	Restated Year ended 31 Dec 02 $'000	
Gross premiums written	2	1,300,182	931,631	
Outward reinsurance premiums	2	(271,471)	(223,399)	
Net premiums written	2	1,028,711	708,232	
Change in the provision for unearned premiums				
- gross amount		(185,907)	(257,603)	
- reinsurers' share		15,677	67,422	
Change in the net provision for unearned premiums 81Y01X		(170,230)	(190,181)	
Earned premiums, net of reinsurance		858,481	518,051	
Allocated investment return transferred from the non-technical account		57,811	46,952	
Other technical income, net of reinsurance		2,364	5,671	
Total technical income		918,656	570,674	
Claims paid				
- gross amount		468,537	397,422	90Y
- reinsurers' share		(114,987)	(77,663)	
Net claims paid		353,550	319,759	
Change in the provision for claims				
- gross amount		249,743	8,491	
- reinsurers' share		(74,643)	(6,396)	
Change in the net provision for claims		175,100	2,095	
Claims incurred, net of reinsurance		528,650	321,854	
Change in other technical provisions, net of reinsurance / operating expenses (overprinted)		285,499	7203,981 (overprinted)	
Other technical charges, net of reinsurance		19,004	16,678	
Total technical charges		833,153	542,513	
Balance on the technical account for general business before claims equalisation provision	2	85,503	28,161	
Change in claims equalisation provision	4	(3,771)	(2,368)	
Balance on the technical account for general business		81,732	25,793	

This preliminary announcement was approved by the Board on 12 March 2004. The results constitute unaudited non-statutory accounts.

Unaudited
Consolidated profit and loss account

Restated

Non-technical account	Notes	Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Balance on the general business technical account		81,732	25,793
Gross investment income		56,337	49,170
Net realised gains on investments		12,146	8,477
Net unrealised (losses)/gains on investments		(29,173)	25,388
Other investment expenses		(3,975)	(2,761)
		35,335	80,274
Allocated investment return transferred to the technical account - general business		(57,811)	(46,952)
Debt interest		(4,718)	(6,530)
Profit on ordinary activities before tax -continuing operations		54,538	52,585
Comprising:			
Operating profit		80,786	21,631
Short-term fluctuations in investment return		(22,477)	33,322
Movement in claims equalisation provision	4	(3,771)	(2,368)
		54,538	52,585
Tax (charge)/credit on profit on ordinary activities		(13,528)	1,994
Profit on ordinary activities after tax		41,010	54,579
Minority interest - gain on purchase subordinated preferred shares issued by subsidiaries		7,500	-
Profit for the financial year attributable to equity shareholders	3	48,510	54,579

The results in each of the financial years are derived from the Group's continuing activities.

Unaudited earnings per share attributable to equity shareholders
Operating profit is based on long term investment returns excluding movements in claims equalisation provision and the gain on purchase of subordinated preferred shares issued by subsidiaries.

Earnings per share - basic ($)	3	0.42	0.52
Earnings per share - fully diluted ($)	3	0.42	0.51

	Notes		
Operating earnings per share - basic ($)	3	0.55	0.24
Operating earnings per share - fully diluted ($)	3	0.54	0.24

Unaudited consolidated statement of total recognised gains and losses

		Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Profit for the financial year attributable to equity shareholders		48,510	-
Profit for the financial year attributable to equity shareholders as previously reported		-	56,238
Exchange differences		(1,893)	(445)
Total gains and losses recognised for the financial year		46,617	55,793
Prior year adjustments (see note 4)	4	(31,659)	
Total recognised gains and losses since last annual report and accounts		14,958	

Unaudited
Consolidated balance sheet

	Notes	Year ended 31 Dec 03 $'000	Restated Year ended 31 Dec 02 $'000
ASSETS			
Intangible assets			
Licences		9,968	9,968
		9,968	9,968
Investments			
Other financial investments		1,582,357	1,106,739
Deposits with ceding undertakings		105,513	92,106
		1,687,870	1,198,845
Reinsurers' share of technical provisions			
Provision for unearned premiums		123,606	101,312
Claims outstanding - Aggregate excess reinsurance		473,569	400,175
Claims outstanding - Other reinsurance		252,992	238,625
Claims outstanding		726,561	638,800
		850,167	740,112
Debtors			
Debtors arising out of insurance operations		66,931	111,489
Debtors arising out of reinsurance operations		531,635	377,654
Amounts due from reinsurance operations not			

transferring significant insurance risk		44,385	50,429
Other debtors		55,693	66,227
		698,644	605,799
Other assets			
Tangible assets		12,212	13,130
Cash at bank and in hand		44,307	28,989
		56,519	42,119
Prepayments and accrued income			
Accrued interest and rent		14,968	10,545
Deferred acquisition costs		153,243	97,449
Other prepayments and accrued income		5,680	8,708
		173,891	116,702
TOTAL ASSETS		3,477,059	2,713,545

Unaudited
Consolidated balance sheet

	Notes	31 Dec 03 $'000	Restated 31 Dec 02 $'000
LIABILITIES			
Capital and reserves			
Called up share capital		1,747	53
Share premium account		633,053	361,407
Profit and loss account		14,958	(50,287)
Capital reserve		75,644	99,367
Shareholders' funds attributable to equity interests		725,402	410,540
Minority interests			
subordinated preferred shares issued by subsidiaries			50,000
TOTAL CAPITAL EMPLOYED		725,402	460,540
Technical provisions			
Provision for unearned premiums		686,935	477,121
Claims outstanding		1,398,551	1,126,949
Claims equalisation provision	4	6,408	2,368
		2,091,894	1,606,438
Deposits received from reinsurers		199,903	225,144
Creditors			
Creditors arising out of insurance and reinsurance operations		196,371	158,770
Liabilities from reinsurance operations not transferring significant insurance risk		44,319	53,130
Amounts owed to credit institutions		178,375	168,536
Other creditors including taxation and social security		2,995	4,629
		621,963	610,209

Accruals and deferred income		37,800	36,358
TOTAL LIABILITIES		3,477,059	2,713,545

Unaudited
Consolidated cash flow statement

	Notes	Year ended 31 Dec 03 $'000	Restated Year ended 31 Dec 02 $'000
Net cash inflow from operating activities	6	250,979	99,394
Servicing of finance			
Interest paid		(4,718)	(6,530)
Taxation			
Taxation (paid)/refunded		(1,674)	1,222
Capital expenditure			
Purchase of tangible assets		(10,266)	(9,237)
Proceeds on disposal of tangible assets		5,977	
Financing			
Issue of common share capital		291,968	7,092
Purchase of subordinated preferred shares issued by subsidiaries		(42,500)	
Receipt of cash from Capital Enhancement Program			30,000
Capital raising expenses		(23,723)	(172)
		466,043	121,769
Cash flows were invested as follows:			
Increase/(decrease) in cash holdings		13,752	(3,243)
Net portfolio investments			
Shares and other variable yield securities		(331)	(704)
Debt securities - unit trusts - Listed		6,973	6,978
Debt securities and other fixed income securities		453,123	414,079
Deposits with credit institutions		(7,474)	(295,341)
		452,291	125,012
Net investment of cash flows		466,043	121,769

Unaudited
Notes to the Financial
Statements

1. ACCOUNTING
POLICIES

Basis of
preparation
The financial information is prepared in accordance with applicable United Kingdom accounting standards and under the historical cost accounting rules as modified by the revaluation of investments. The principal accounting policies, which have all been applied consistently throughout the periods covered by this report with the exception of the policy for the recognition of equalisation provision explained below, and which comply with the recommendations of the United Kingdom Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in December 1998 (the ''ABI SORP'') are set out below.

The Company is a registered Bermuda company. As such it is obliged to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company to prepare its financial information under generally accepted accounting principles of the United Kingdom (''UK GAAP''). Accordingly, the financial information has been prepared in accordance with Bermuda Law and under the historical cost accounting rules as modified by the revaluation of investments.

This preliminary announcement does not constitute statutory accounts for the financial year ended 31 December 2003. The auditors have not reported on these accounts.

This preliminary announcement uses the accounting policies set out in the Group's Listing Particulars except for the policy in respect of employing the longer term rate of return for investments as recommended for UK listed companies by the ABI SORP. This policy has changed since the publication of the Listing Particulars and details of the change are disclosed further below.

The financial information in this preliminary announcement for the year ended 31 December 2003 does not constitute statutory accounts for that period but is derived from those accounts, which are currently unaudited, and have been restated for the effects of the change in accounting policy.

Basis of consolidation
The consolidated financial statements incorporate the financial statements of the Company and all its subsidiary undertakings.

From 1 January 2001 to 26 February 2002 the parent company of the Group was Alea Group Holdings AG, a company incorporated in Switzerland. On 7 December 2001 the Company was incorporated in Bermuda to become the new ultimate parent company of the Group. As at 31 December 2001 following a series of capital injections from existing shareholders and share for share exchanges, certain subsidiaries of Alea Group Holdings AG were partially owned by both the Company and Alea Group Holdings AG, in varying percentages. Alea Group Holdings AG remained the controlling entity as at 31 December 2001.

As at 26 February 2002 following completion of regulatory approvals, Alea Group Holdings AG became a 94.49% subsidiary of the Company by way of a share for share exchange and the Company became the new ultimate parentcompany. Following the staff equity exchange becoming effective on 3 April 2002, and certain repurchases from terminating employees, the Company's interest in Alea Group Holdings AG increased to 100%.

The above share for share exchanges qualify as a Group reorganisation as the ultimate shareholders and their rights remained the same and no minority interests have been affected. Accordingly, as permitted under FRS 6 ''Acquisitions and Mergers'' this Group reconstruction has been accounted for using merger accounting.

Change in accounting policies
The Group has determined that it is appropriate to record in the accounts of the Group the claims equalisation provision established by Alea London Limited. This is a change in accounting policy. The Group has opted to comply with the ABI SORP recommendation for UK listed companies of allocating investment return to the technical account based on the longer term rate of return, which the Group has selected as 4.5%. This is a change in accounting policy and has no impact on the profit on ordinary activities after tax. The cumulative effect of the prior year adjustments is shown in the statement of total recognised gains and losses and detailed in note 4.

Unaudited
Notes to the Financial
Statements

2. SEGMENTAL
INFORMATION

Underwriting results by operating segment before intra-group quota share arrangements

The Group's business is composed of four underwriting segments, consisting of London, Alternative Risk, North America (treaty reinsurance) and Europe.

The following tables summarise the underwriting results for the Group's business segments as of and for the years ended 31 December 2003 and 31 December 2002. Net premiums written and net premiums earned are presented prior to intra-group quota share arrangements, the underwriting results are also stated before quota share arrangements, and the impact of quota share arrangements on these pre-quota segmental results is presented separately.

Year ended 31 December 2003	London	AAR	North America	Europe	Total
	$'000	$'000	$'000	$'000	$'000
Gross Premiums Written	566,042	261,141	282,921	190,078	1,300,182
Outwards reinsurance premiums	(78,198)	(129,172)	(33,222)	(30,879)	(271,471)
Net premiums written	487,844	131,969	249,699	159,199	1,028,711
Gross premiums earned	482,701	205,062	228,361	198,151	1,114,275
Net premiums earned	407,656	97,856	189,324	163,645	858,481
Allocated investment return	13,995	12,681	19,022	12,113	57,811
Claims incurred, net of reinsurance	(224,988)	(70,556)	(130,024)	(103,082)	(528,650)
Total net expenses comprise :					
Acquisition costs	(92,521)	(19,654)	(55,268)	(27,958)	(195,401)
Administrative expenses	(32,122)	(15,880)	(20,984)	(21,112)	(90,098)
Fee income	1,654	-	545	165	2,364
Other technical					

charges	(5,611)	(24)	(700)	(12,669)	(19,004)
Other expenses	(128,600)	(35,558)	(76,407)	(61,574)	(302,139)
Underwriting result(1)	68,063	4,423	1,915	11,102	85,503

Restated Year ended 31 December 2002	London	AAR	North America	Europe	Total
	$'000	$'000	$'000	$'000	$'000
Gross Premiums Written	376,428	141,394	257,377	156,432	931,631
Outwards reinsurance premiums	(76,245)	(66,767)	(48,328)	(32,059)	(223,399)
Net premiums written	300,183	74,627	209,049	124,373	708,232
Gross premiums earned	278,535	54,064	176,375	165,054	674,028
Net premiums earned	220,885	22,044	142,663	132,459	518,051
Allocated investment return	9,398	9,334	17,334	10,886	46,952
Claims incurred, net of reinsurance	(108,997)	(14,344)	(87,632)	(110,881)	(321,854)
Total net expenses comprise :					
Acquisition costs	(49,694)	(6,851)	(44,904)	(26,070)	(127,519)
Administrative expenses	(30,572)	(5,779)	(21,076)	(19,035)	(76,462)
Fee income	5,807	228	-	(364)	5,671
Other technical charges	(5,965)	(95)	(611)	(10,007)	(16,678)
Other expenses	(80,424)	(12,497)	(66,591)	(55,476)	(214,988)
Underwriting result (1)	40,862	4,537	5,774	(23,012)	28,161

(1) Balance on the technical account for general business before claims equalisation provision

Intra-group quota share arrangements

For the year ended 31 December 2002 and 31 December 2003 intra-group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda. The effect of all of these arrangements are detailed below :

Year ended 31 December 2003	London	Bermuda	US	Europe	Total
	$'000	$'000	$'000	$'000	$'000

Net premiums earned	407,656	2,520	284,660	163,645	858,481
Intercompany reinsurance	(142,397)	203,005	(197,151)	136,543	-
Net premiums earned after intercompany reinsurance	265,259	205,525	87,509	300,188	858,481
Underwriting result					
Before intercompany reinsurance	68,063	(10,841)	17,180	11,101	85,503
After intercompany reinsurance	45,468	(5,046)	(1,168)	46,249	85,503

Year ended 31 December 2002	London	Bermuda	US	Europe	Total
	$'000	$'000	$'000	$'000	$'000
Net premiums earned	220,885	85,325	79,382	132,459	518,051
Intercompany reinsurance	(75,604)	75,030	(55,567)	56,141	-
Net premiums earned after intercompany reinsurance	145,281	160,355	23,815	188,600	518,051
Underwriting result					
Before intercompany reinsurance	40,862	9,143	1,168	(23,012)	28,161
After intercompany reinsurance	25,094	7,902	(2,566)	(2,269)	28,161

	Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Gross premiums written		
Insurance		
Casualty	339,342	125,308
Property	92,226	69,963
Marine, aviation & transport	88	(77)
Other	745	215
Total insurance	432,401	195,409
Reinsurance		
Casualty	584,463	365,182
Property	232,198	294,760
Marine, aviation & transport	32,414	54,709
Other	18,706	21,571
Total reinsurance	867,781	736,222
Total	1,300,182	931,631

	Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Gross premiums earned		
Insurance		

Casualty	243,787	57,353
Property	82,466	50,950
Marine, aviation & transport	88	394
Other	619	665
Total insurance	326,960	109,362
Reinsurance		
Casualty	481,901	285,193
Property	250,377	210,055
Marine, aviation & transport	40,176	48,853
Other	14,861	20,565
Total reinsurance	787,315	564,666
Total	1,114,275	674,028

	Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Net premiums written		
Insurance		
Casualty	432,537	55,925
Property	64,311	59,163
Marine, aviation & transport	88	(67)
Other	649	131
Total insurance	497,585	115,152
Reinsurance		
Casualty	288,674	305,024
Property	207,047	225,375
Marine, aviation & transport	16,242	40,333
Other	19,163	22,348
Total reinsurance	531,126	593,080
Total	1,028,711	708,232

	Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Net premiums earned		
Insurance		
Casualty	108,613	29,927
Property	69,703	41,777
Marine, aviation & transport	88	491
Other	523	581
Total insurance	178,927	72,776
Reinsurance		

Casualty		426,111	239,817
Property		213,541	150,065
Marine, aviation & transport		24,600	34,235
Other		15,302	21,158
		---------	---------
Total reinsurance		679,554	445,275
		---------	---------
	Total	858,481	518,051
		=========	=========

3. EARNINGS PER ORDINARY SHARE

Basic earnings per ordinary share is based on the profits after tax and the weighted average ordinary shares in issue as follows :

	Year ended 31 Dec 03 Number	Year ended 31 Dec 02 Number
Weighted average ordinary shares in issue	114,269,807	105,872,303
Fully diluted number of shares	116,266,620	107,965,776

Operating earnings per ordinary share based on the investment income are shown because it is considered to be a more appropriate measure of operating performance than earnings per share including short term fluctuations in investment return. Furthermore, as detailed in the note relating to prior year adjustments, transfers to or from claims equalisation provision are transfers to or from a statutory reserve and not a deduction or credit in arriving at operating profit. The gain on the purchase of subordinated preferred shares issued by subsidiaries has also been excluded in calculating operating profit.

The Company has re-denominated the Swiss Franc 110.79 option price to $64.41 for all options issued at that strike price (CHF 5.54 and $3.22, respectively after adjustment for the bonus share grant, comparable to a 20:1 stock split). The Company reports in United States Dollars and the original Swiss Franc price was retained only as a result of the original status of the parent company (AGHAG) before the establishment of the new Bermudan ultimate parent company Alea Group Holdings (Bermuda) Ltd. The impact of converting the Swiss Franc options to United States Dollars options does not change the fully diluted earnings per share and reduces the fully diluted operating earnings per share in 2003 from 55 cents to 54 cents per share.

The reconciliation between earnings per ordinary share and operating earnings per ordinary share is as follows:

		Year ended 31 Dec 03 $'000	Restated Year ended 31 Dec 02 $'000
Profit for the financial year attributable to equity shareholders		48,510	54,579
		---------	---------
Less	Gain on purchase of subordinated preferred shares issued by subsidiaries	7,500	-
	Short term fluctuations in investment return	(22,477)	33,322

Movement in claims equalisation provisions	(3,771)	(2,368)
	(18,748)	30,954
Tax thereon	4,251	(1,989)
	(14,497)	28,965
Operating profit after tax	63,007	25,614
Earnings per share - basic ($)	0.42	0.52
Earnings per share - fully diluted ($)	0.42	0.51
Operating earnings per share - basic ($)	0.55	0.2
Operating earnings per share - fully diluted ($)	0.54	0.24

4. PRIOR YEAR ADJUSTMENTS

Reinsurers' share of technical provisions - claims outstanding - aggregate excess reinsurance

As part of the Listing process the Group reviewed the application of the deficit payback provisions of each of the Inter-Ocean Adverse Development cover, the Inter-Ocean Aggregate Excess Cover and the OPL Adverse Development Cover and determined that the previous financial statements made a fundamental error in that they did not fully reflect the consequences of the deficit payback and commutation/termination provisions of the contracts. Accordingly reinsurance recoverables were reduced by $24 million in respect of the 2000 annual financial result and by $6 million in respect of the 2001 annual financial result. These amounts have been accounted for as prior year adjustments in these financial statements.

Claims equalisation provision
Also as part of the Listing process the Group has determined that it is appropriate to record in the accounts of the Group the Claims Equalisation Provision established by Alea London Limited. This change in accounting policy has been accounted for as a prior year adjustment.

A claims equalisation provision for the UK subsidiary has been established in accordance with Chapter 6 of the Interim Prudential Sourcebook for UK Insurers (prior to 1 December 2001, the requirements of the Insurance (Reserves) Act 1995 and the Insurance Companies (Reserves) Regulations 1996) for the purposes of mitigating exceptionally high loss ratios in future years. The amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

Longer term rate of return

The Group has chosen to allocate investment income to the technical account from the non-technical account using the longer-term rate of return as recommended for listed companies per the ABI SORP. As this is a reallocation of the investment return within the Profit and Loss Account it has no impact on prior year reserves.

The impact of the change in accounting policy and the other prior year adjustment is as follows:

	Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Profit on ordinary activities after tax under previous accounting policy	43,650	56,238
Change in the claims equalisation provision	(3,771)	(2,368)
Tax credit	1,131	709
	(2,640)	(1,659)
Restated profit on ordinary activities after tax	41,010	54,579
Shareholders' funds attributable to equity interests as previously reported	728,042	442,198
Net effect of the change in accounting policy as above	(2,640)	(1,659)
Prior year adjustment - reinsurers' share of technical provisions - claims outstanding - aggregate excess reinsurance	-	(30,000)
	(2,640)	(31,659)
Restated shareholders' funds attributable to equity interests	725,402	410,540
Profit and loss account as previously reported	17,598	(18,628)
Net effect of the change in accounting policy as above	(2,640)	(1,659)
Prior year adjustment - reinsurers' share of technical provisions - claims outstanding - aggregate excess reinsurance	-	(30,000)
	(2,640)	(31,659)
Restated profit and loss account	14,958	(50,287)

5. CONTINGENT LIABILITIES

Structured settlements
The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poor's). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001. In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 180 million Canadian Dollars ($139 million) and the maximum in relation to any one insurer 83 million Canadian Dollars ($64 million).

Litigation
Lumbermens is in dispute with PXRE Reinsurance Company ("PXRE"), who is seeking rescission (amongst other claims) in respect of a retrocession arrangement reinsuring Lumbermens excess of the 75% paid loss ratio through a retrocessional arrangement. On 26 August, 2003 Alea North America Company (''ANAC'') was joined as a third party defendant in the lawsuit between PXRE Reinsurance Company and Lumbermens. The amount in issue is approximately $29.25 million. PXRE's maximum liability under the retrocessional arrangement is $50 million and it has been paid $20.75 million in premium. PXRE will be required to return premium with interest if it is entitled to rescission. Lumbermens has advised the Directors that it will vigorously defend itself against PXRE's claims. ANAC intends to vigorously defend the claims against it. Since ANAC was recently served with the third party complaint and is involved in ongoing discovery, the Directors believe it is premature to provide any assessment of the likelihood of Lumbermens' prevailing on PXRE's claims or ANAC prevailing on Lumbermens' claims.

A claim has been made against the Group and its indirect subsidiary ANAC by a former employee of ANAC alleging, inter alia, discrimination, harassment and retaliation for damages totalling $3.5 million. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and intends to vigorously defend itself against the claim. The Group has filed Notice of Service of its Motion for Summary Judgement.

No provision has been made in the accounts for either matter.

6. Note to the Consolidated Cash Flow Statement
Reconciliation of profit on ordinary activities before tax to net cash inflow from operating activities

	Year ended 31 Dec 03 $'000	Restated Year ended 31 Dec 02 $'000
Profit on ordinary activities before tax	54,538	52,585
Depreciation of tangible assets	5,868	5,561
(Profit)/Loss on disposal of tangible assets	(288)	457
Changes to market value and currencies on investments	(24,893)	(24,319)
Losses on foreign exchange	9,095	5,746
Change in capital reserve	-	(3,372)
Elimination of own shares	-	(794)
Change in debtors arising out of re/insurance operations	(109,423)	(172,274)
Change in amounts due from reinsurance operations not transferring significant insurance risk	6,044	25,429
Change in other assets	(1,474)	110
Change in prepayments and accrued income	(1,395)	(2,729)
Change in technical provisions	481,416	296,083
Change in claims equalisation provision	3,771	2,368
Change in reinsurers' share of technical provisions	(165,849)	(109,883)
Change in deposits with ceding undertakings	(13,407)	(11,268)
Change in reinsurance deposits and creditors	12,360	28,424
Change in liabilities from reinsurance operations not transferring significant insurance risk	(8,811)	(6,806)
Change in other creditors	(2,733)	2,684
Change in accruals and deferred income	1,442	4,862

Debt interest expense	4,718	6,530
Net cash inflow from operating activities	250,979	99,394

7. RETURN ON EQUITY

	Year ended 31 Dec 03 $'000	Year ended 31 Dec 02 $'000
Profit after tax	48,510	54,579
Operating profit after tax	63,007	25,614
Net assets as at 30 June	444,927	371,337
Subordinated preferred equity	50,000	50,000
	494,927	421,337
Retained profit movement 1 July - 31 December	6,374	40,117
Exchange movement 1 July - 31 December	1,009	(914)
Net equity 31 December excluding equity proceeds	502,310	460,540
Repurchase of subordinated preferred	(42,500)	
Net proceeds 1 July - 31 December	265,592	
	223,092	
Net assets as at 31 December	725,402	
Average equity proceeds (6 weeks)	25,741	
Average equity June excluding proceeds	498,619	440,938
Weighted proceeds	25,741	
	524,360	440,938
Return on average equity	9.3%	12.4%
Operating return on average equity	12.0%	5.8%

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Statement re A.M. Best Rating
Released	14:57 19-Feb-04
Number	6239V

RNS Number:6239V
Alea Group Holdings(Bermuda) Ltd
19 February 2004

Alea Group welcomes A.M. Best rating of Alea Specialty

LONDON (19 FEBRUARY, 2004) - Alea Group Holdings (Bermuda) Ltd. (Alea Group), the global reinsurance and specialty insurance company, is pleased to announce that A.M. Best has assigned a group rating of A- (Excellent) to Alea North America Specialty Insurance Company (Alea Specialty), a wholly owned US subsidiary of Alea.

A.M. Best said the group rating reflects Alea Specialty's core status within Alea. The insurance rating and information source added that the outlook on the rating is stable. According to A.M. Best, Alea benefits from "an excellent level of current consolidated risk-based capital, strong operating performance and consistently improving business profile."

A capital contribution of $10,000,000 was made to Alea Specialty following a Global Offer of new shares by Alea Group as part of its listing on the London Stock Exchange in November 2003. The Global Offer raised net proceeds of $260 million.

Based in the United States, Alea Specialty is an authorized excess and surplus lines insurer. Alea's Alternative Risk unit underwrites on behalf of Alea Specialty, providing an increased range of services to its North American insurance customers.

Commenting on the rating action, Dennis Purkiss, Alea Group Chief Executive, said: "We are delighted that A.M. Best has assigned this rating to our North American specialty insurance subsidiary. Alea Specialty's rating further extends the Group's considerable capabilities in the insurance market, and in particular, in the North American excess and surplus lines market. With Alea London, and now Alea Specialty, we believe the growth prospects for this business remain excellent."

Rob Byler, CEO of Alea Alternative Risk added, "The AM Best rating offers yet another indication that Alea is strengthening its market position, and providing our US clients with the choice they require in structuring risk solutions. A key element of our strategy is having a broad product offering, which in turn, allows our clients greater flexibility in program design."

About Alea Group
Alea is a global reinsurance and speciality insurance company with expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and services. Alea maintains a significant presence in major insurance and reinsurance markets worldwide. Alea is headquartered in

Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Sweden, Australia and Jersey. For more information on Alea Group, see www.aleagroup.com.

For further information please contact:

Investors
Alea +41 41 767 0415
Gabriela Stadler

Analysts & Media
Financial Dynamics +44 20 7269 7229
Robert Bailhache

As an excess and surplus lines insurer, coverages underwritten by or on behalf of Alea Specialty may only be available through a duly licensed surplus lines broker or intermediary, and must be arranged in accordance with applicable federal and state law, including applicable surplus lines laws.

Certain statements made in this press release that are not based on cu2r585 51X5 historical facts are forward-looking in nature including, without limitation, statements containing words "believes," "anticipates," "plans," "projects," "intends," "expects," "estimates,"
statements other than statements of historical facts including, without limitation, those regarding Alea Group Holdings (Bermuda) Ltd's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to Alea Group Holdings (Bermuda) Ltd's products and services) are forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Alea Group Holdings (Bermuda) Ltd to be materially different form future results, performance or achievements expressed or implied by such forward-looking statements. In particular, forecasting of reserves for future losses is based on historical experience and future assumptions. As a result they are inherently subjective and may fluctuate based on actual future experience and changes to current or future trends in the legal, social or economic environment. Such forward-looking statements are based on numerous assumptions regarding Alea Group Holdings (Bermuda) Ltd present and future business strategies and the environment in which Alea Group Holdings (Bermuda) Ltd will operate in the future. These forward-looking statements speak only as at the date of the document or otherpiadormatfoandowordaedf Aimaldroimpphotdiagi (Bermuda) Ltd expressly disclaims any obligations or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any changes in Alea Group Holdings (Bermuda) Ltd 's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Notice of Results
Released	14:57 17-Feb-04
Number	5207V

Alea Group Holdings (Bermuda) Ltd.
17 February 2004

Notice of Results

Alea Group Holdings (Bermuda) Ltd., the global reinsurance and specialty insurance company, will be announcing full year results for the year ended 31st December 2003 on Monday 15 March 2004.

A presentation for analysts and investors will be held at 9.30am at The City Presentation Centre, 4 Chiswell Street, Finsbury Square, London EC1Y 4UP. For those unable to attend the meeting in person, remote access will be possible by dialling +44 20 7162 0191.

An instant audio replay facility will be available by dialling +44 20 8288 4459 and quoting pin access code 459242. The facility will be accessible until 21st March 2004.

A recording of the analyst briefing and an indexed version of the presentation will be available on the website (www.aleagroup.com) a few hours after the meeting finishes.

For further information on arrangements investors should contact Gabriela Stadler at Alea on +41 41 767 0415 or gabriela.stadler@aleagroup.com, while analysts should contact Robert Bailhache at Financial Dynamics on +44 20 7269 7200 or robert.bailhache@fd.com.

Ends

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Transaction in Own Shares
Released	17:01 09-Feb-04
Number	1948V

Transaction in Own Shares

To: RNS

From: Alea Group Holdings (Bermuda) Ltd.

Date: 9 February 2004

Alea Group Holdings (Bermuda) Ltd.

Transaction in Own Shares

On 9 February 2004 Alea Group Holdings (Bermuda) Ltd. bought 8,780 of its own common shares for cancellation at a price of 250p each. The repurchase is made pursuant to a call right contained in a set of contractual arrangements agreed with former employees, which are fully disclosed within the Listing Particulars.

There are 174,698,635 common shares in issue following this repurchase.

George P. Judd

Company Secretary, Alea Group Holdings (Bermuda) Ltd.

[RIS item disseminated by London Stock Exchange]

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Company	Alea Group Holdings(Bermuda) Ltd
TIDM	ALEA
Headline	Trading Statement
Released	07:00 19-Jan-04
Number	3550U

Alea Group Holdings (Bermuda) Ltd.
Pre Close Statement

Strong Conditions in all Business Units

19th January 2004

Alea Group Holdings (Bermuda) Ltd. ("Alea") today provides an update on the current January renewals prior to entering the close period for the preliminary results for the year ended 31 December 2003 that will be published on 15th March 2004.

January 2004 Renewals

Conditions have remained strong in all Alea's business units over the important January renewal period.

The vast majority of our European business and a significant proportion of our London business renews in January. Alea's targeted growth areas (Europe, alternative risk, excess and surplus lines and US casualty) all experienced strong trading conditions. In accordance with its strategy of proactively managing the underwriting cycle, Alea has proportionately increased its casualty book as rates continued to improve in this sector. As a result Alea is weighted more heavily towards casualty than property where rates are showing some signs of deterioration.

The strength of the January 2004 renewals, particularly in our key target areas, re-affirms our positive outlook for 2004.

Premiums written generally take three years to earn through the profit and loss account. These patterns differ by business class and operational unit. However, overall they currently approximate to 40% in year one, 50% in year two and 10% in year three. The strong underwriting year conditions in the second half of 2003 and the January 2004 renewals will mostly be recognized in Alea's profit and loss account for the years ended 31/12/2004 and 31/12/2005.

Alea London

The renewal of Alea London's excess and surplus lines portfolio (facilities) is progressing in line with expectations with rates continuing to remain firm and improving over 2003 in the casualty areas.

Rates on International property treaty business are showing signs of weakening with an average 10-15% reduction over comparable 2003 figures. The rates do, however, remain well within planned expectations and above hurdle rates of return. North American property business rates have shown fewer signs of weakening and have remained slightly above planned expectations.

US and International casualty lines continue to show rate improvement over 2003 conditions with gross

premium written marginally ahead of plan.

Alea London also secured the retention of its two largest contracts (generating premium in excess of $220m) at expiring terms and conditions.

Alea Alternative Risk Insurance
Although traditionally very little business is written in January, Alea's US insurance business has had strong January renewals with gross premium written on plan and rates maintaining at least their 2003 levels. Alea's insurance business in the US is growing rapidly and January gross premium written was up by 100% over 2003. Rates in the liability lines of business are up by between 5 and 10% on 2003 levels and property between 0 and 5%.

Alea North America Reinsurance
Whilst the January renewal season still has some way to go, by mid-January, the US based casualty treaty reinsurance unit's total gross written premium written is 35% higher than total gross premium written during the whole of January 2003. Reinsurance rates are showing increases in some areas over 2003 and holding up in all others. Underlying rates on business written to date have improved by an average 6.5% over 2003 levels.

Alea Europe
In Europe Alea targets small to medium-sized insurers, often mutual in nature, and is on target to exceed expectations from this region with gross premium written in dollar terms up by 57% over 2003. In particular Alea has continued to see strong gross written premium growth with particular success in Austria and the Netherlands (with over 100% growth compared to the comparable period in 2003) and Eastern Europe (over 30% growth). Alea Europe's strong client relationships also produced strong results with the volume of gross premium written on a direct basis increasing from 45% to 58% of the gross premium written to date.

Underlying property rates have generally been flat with reinsurance rates remaining stable to 10% lower in the more capacity driven markets where Alea does not generally compete.

Casualty lines saw improvements over 2003 although these have varied by country with some Eastern European lines for example showing marked improvement.

Comment from Dennis Purkiss, Group Chief Executive
"We're very pleased with the initial reviews of the business written at 1/1. In our targeted areas of excess and surplus lines, alternative risk and Europe, written premium is slightly ahead of plan and rates remain strong for all lines.

We've seen some deterioration in capacity driven property rates but these are not major markets for Alea. Consistent with our stated strategy we deliberately remain focused on casualty, alternative risk and US insurance lines where trading conditions remain strong for all our business units and in Europe where we saw real opportunity for continued growth.

The strength of the January 2004 renewals, particularly in our key target areas, re-affirms the positive outlook for 2004."

For further information please contact:

Alea

Dennis Purkiss	+44 207 621 3333
Amanda Atkins	+41 41 767 0402
Sean Sawyer	+44 207 621 3350
Gabriela Stadler	+41 41 767 0415

Financial Dynamics
Robert Bailhache +44 207 269 7200

NOTES FOR EDITORS

Offering Proceeds

Alea was admitted to the Official List of the UK Listing Authority on 19 November 2003 when unconditional dealings in the shares began on the London Stock Exchange. As of 31 December 2003 the Group had a market capitalisation of approximately £448 million.

The net proceeds of the offering were used to support the continued development of the Group's business units with the majority of funds allocated to the US subsidiary to support the Group's expanding alternative risk and casualty treaty operations and the remainder allocated to London and Europe where continued growth is expected in the insurance and small to medium regional reinsurance categories respectively.

Following exercise of the over-allotment option, the total proceeds of its initial public offering are approximately USD $260 million, net of expenses. On a pro forma basis, net assets of the Group are in excess of USD $710 million, based on the June 30, 2003 audited financial statements, adjusted for net proceeds of the offering. Total operating capital, including amounts provided by loan facilities, exceeds USD $880 million.

Gross proceeds of £168,935,000 were raised in connection with the offering, including the over-allotment option. In addition, £524,885 was raised outside the offering by direct placements to independent directors and a senior employee. A total of 67,783,954 new shares were issued in connection with the global offering (including the over-allotment option) and the direct placements described above. As of 31 December 2003, a total of 174,707,415 shares were issued and outstanding. All share totals reflect the effect of a 19:1 bonus share grant equivalent to a 20:1 stock split except that the USD $0.01 par value per share was preserved.

Company Overview

Alea is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. It has expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and maintains a significant presence in major insurance and reinsurance markets worldwide.

Alea is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Sweden, Australia and Jersey. At 30 September 2003, it had 375 employees.

Alea has its origins in an investment thesis developed in 1997 by KKR 1996 Fund (Overseas) Limited Partnership, its major shareholder: to create a new global reinsurer focused on generating sustainable profitability and growth over the longer term.

The core of this thesis was that underwriting discipline, strong controls, broad capabilities in both reinsurance and select insurance markets, a focus on less volatile lines of business and long-term relationships with small to medium-sized clients would result in sustainable profitability in any market environment.

Since new management joined in 1999, Alea has acquired or built the talent, local infrastructure, licenses and client relationships to be able to react quickly to attractive return opportunities in the major

markets worldwide. It has leveraged this platform to develop a sizeable book of business diversified by class and geography.

Alea had total assets of $3,223.7 million and equity shareholders' funds of $444.9 million at 30 June 2003. Gross premiums written were $771.8 million in the six-month period to 30 June 2003 and $931.6 million in the twelve-month period to 31 December 2002.

END

Close



Alea Group Holdings (Bermuda) Ltd.
Crown House, 3rd Floor
4 Par-la-Ville Road
PO Box HM 2983
Hamilton HM 08, Bermuda

Tel +441 296 9150
Fax +441 296 9152
Email bermuda@aleagroup.com

REINSURANCE
INSURANCE
FINANCIAL
ALTERNATIVE RISK

30 September 2004

Dear Shareholder,

ALEA GROUP HOLDINGS (BERMUDA) LTD. ("Alea")
Interim Dividend Payment due 19 November 2004

Alea has announced an interim dividend of $0.03 per share payable on 19 November 2004 to all shareholders whose names appear on the Company's register of members at the close of business on 22 October 2004.

Alea declares dividends in U.S. Dollars but shareholders have the option to elect to receive their dividends in Pounds Sterling, Swiss Francs or U.S. Dollars. If no election is made, shareholders will be paid their dividends in U.S. Dollars. The amount of the interim dividend will be converted from U.S. Dollars to Pounds Sterling or Swiss Francs at a rate prevailing on 29 October 2004.

If you wish to receive your interim dividend in either Pounds Sterling or Swiss Francs please complete the enclosed Dividend Payment Instruction Form and return it to the paying agent, Capita IRG plc at the address set out on the form so as to be received no later than 22 October 2004, in order that we may arrange for the appropriate currency marker to be recorded on your account. Each shareholder may elect one currency only – you may not split your dividend payment among currencies. Dividend payments in all currencies will be made by check drawn on a U.K. bank account.

Your currency election is irrevocable in respect of payment of the forthcoming interim dividend and will remain valid for all future dividend payments until Capita IRG plc is otherwise instructed by you in writing. Notice of a change in currency election received after the record date of any future dividend will not be effective in respect of that dividend. If you have elected for your dividends to be paid in Pounds Sterling or Swiss Francs, future dividend payments will be converted into the elected currency at a rate prevailing on a day prior to payment of the dividend selected at the discretion of the Company.

Please note that this election is time sensitive and you must act promptly if you desire to elect to receive your dividend in Pounds Sterling or Swiss Francs. Your completed Dividend Payment Instruction Form must be received by Capita IRG plc by no later than 22 October 2004 in order to be effective in respect of the forthcoming interim dividend.

Yours truly,

George P. Judd
Senior Vice President, General Counsel and Group Secretary
Alea Group Holdings (Bermuda) Ltd.



ALEA GROUP HOLDINGS (BERMUDA) LTD.
DIVIDEND PAYMENT INSTRUCTION FORM

CURRENCY ELECTION

Please arrange for the interim dividend and all future dividend payments to be paid in *(please indicate one currency below)*:

______ **British Pounds** ______ **Swiss Francs**

Full name of Shareholder (and any designation):______________________________

____

Full address of Shareholder:______________________________________

____

Signature(s):____

____

Corporate bodies must sign under seal and signatories should state their signing capacity. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Alea Group Holdings (Bermuda) Ltd. reserves the right to require additional evidence of authority to sign.

Date______________________________

Please return completed form to:

Client Services Department
Capita IRG plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

CAPITA

30 September 2004

Dear Depositary Interest Holder

ALEA GROUP HOLDINGS (BERMUDA) LTD. ("Alea")
Interim Dividend Payment due 19 November 2004

Alea has announced an interim dividend of $0.03 per share payable on 19 November 2004 to all shareholders whose names appear on the Company's register of members at the close of business on 22 October 2004.

Alea declares dividends in U.S. Dollars but depositary interest holders have the option to elect to receive their dividends in Pounds Sterling, Swiss Francs or U.S. Dollars. However, it should be noted that all dividends will be drawn on a UK bank account. The amount of the interim dividend will be converted from U.S. Dollars to Pounds Sterling or Swiss Francs at a rate prevailing on 29 October 2004. If no election is made, depositary interest holders will be paid their dividends in U.S. Dollars.

If you wish to receive your interim dividend in either Pounds Sterling or Swiss Francs please complete Part A of the enclosed Dividend Payment Instruction Form and return it to Capita IRG plc at the address set out on the form so as to be received no later than 22 October 2004, in order that we may arrange for the appropriate currency marker to be recorded on your account. Each depositary interest holder may elect one currency only – you may not split your dividend payment among currencies.

Your currency election is irrevocable in respect of payment of the forthcoming interim dividend and will remain valid for all future dividend payments until Capita IRG plc is otherwise instructed by you in writing. Notice of a change in currency election received after the record date of any future dividend will not be effective in respect of that dividend. If you elect for your dividends to be paid in Pounds Sterling or Swiss Francs, future dividend payments will be converted into the elected currency at a rate prevailing on a day prior to payment of the dividend selected at the discretion of the Company.

If you elect to receive your dividend payment in Pounds Sterling, you may choose to have your payment deposited electronically into a U.K. bank account via the Banks Automated Clearing System (BACS). A dividend voucher will still be sent to you directly, so you will know that payment has been made.

If you wish to receive your dividend payment electronically, please complete Part B of the enclosed Dividend Payment Instruction Form and return the form to Capita IRG plc so as to be received no later than 22 October 2004. Where the holder is a corporate body, the stamp of the bank or building society is required. The branch stamp is required to confirm that the signature(s) is that of the holder(s) or an authorised signatory. Some building society accounts are not suitable for direct payment of dividends, in which case your dividend cheque and voucher will be sent directly to them.

Please note that this election is time sensitive and you must act promptly if you desire to elect to receive your dividend in Pounds Sterling or Swiss Francs or if you wish to receive your sterling dividend payment electronically. Your completed Dividend Payment Instruction Form must be received by Capita IRG plc by no later than 22 October 2004 in order to be effective in respect of the forthcoming interim dividend.

Yours faithfully

Capita IRG Trustees Limited
Depositary Interests Trustee

Capita IRG Trustees Ltd
The Registry • 34 Beckenham Road • Beckenham • Kent BR3 4TU • DX 91750 Beckenham West
Tel: 0870 162 3100 • Fax: 020 8658 3430 • www.capita-irg.com

ALEA GROUP HOLDINGS (BERMUDA) LTD.
DIVIDEND PAYMENT INSTRUCTION FORM

TO BE COMPLETED IN BLOCK CAPITALS

PART A – CURRENCY ELECTION

Please arrange for the interim dividend and all future dividend payments to be paid in *(please indicate one currency below):*

_____ **British Pounds**

_____ **Swiss Francs**

Full name of Depositary Interest Holder (and any designation):____

Full address of Depositary Interest Holder:____

____

Signature(s) (corporate bodies must
sign under seal and state their signing capacity):___________________________ ___________________________

When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Capita IRG Trustees Limited reserves the right to require additional confirmation of the signature.

Date:________________________________Daytime contact telephone number:_______________________________

****

PART B – BANK MANDATE

Please pay future dividends for the above Company directly to the following or to any other bank or building society which that organisation may instruct. Payment in accordance with these instructions discharges Alea Group Holdings (Bermuda) Ltd. and Capita IRG Trustees Limited from any further liability.

1. Name of Bank or Building Society, title of branch and full address:

   ____

   ____

   ____

2. Branch Sort Code: __ __ - __ __ - __ __

3. Account Number: __ __ __ __ __ __ __ __

4. Building Society reference or Roll number:

   __ __ __ __ __ __ __ __ __ __ __ __

Full name of Depositary Interest Holder (and any designation):____

Full address of Depositary Interest Holder:____

____

Signature(s) (corporate bodies must
sign under seal and state their signing capacity):___________________________ ___________________________

When signing as attorney, executor, administrator, trustee or guardian, please give full title as such. Capita IRG Trustees Limited reserves the right to require additional confirmation of the signature.

Date:________________________________Daytime contact telephone number:_______________________________

Please return completed form to:
Client Services Department
Capita IRG plc
The Registry
34 Beckenham Road
Beckenham
Kent BR3 4TU
United Kingdom

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

*This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** to the consideration of the application for admission to trading.*

*If you require assistance, please call Securities Management on **+44 (0)20 7797 1579**.*

To: London Stock Exchange

1. **Full name of issuer:** Alea Group Holdings (Bermuda) Ltd.

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

6,614,014 common shares of $0.01

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants*

Application for Block Listing of 6,614,014 common shares with a nominal value of $0.01 each:

- As to 6,573,568 shares that may fall to be issued under the 2002 Stock Purchase and Option Plan.
- As to 40,446 shares to be issued in consideration for services pursuant to a consulting arrangement.

4. **Are the securities for which application is now made identical* in all respects**

(a)	**with each other?**	**YES**
(b)	**with an existing class of security?**	**YES**

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought will be issued on:**

Please indicate whether the certificates are in registered or bearer form:

Note in relation to Question 4:

REGISTERED

** **identical** means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** June 16 2004

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer	Alea Group Holdings (Bermuda) Ltd.
Application to be considered on (date):	
Dealings expected to commence on (date):	

Contact at the issuer:

Name:	Nicholas Watson
Email address:	Nicholas.Watson@aleagroup.com
Telephone number:	020 7621 3177

Contact at nominated representative (if applicable):

Name:	Adam Strachan
Email address:	adam_strachan@ml.com
Telephone number:	020 7996 3727

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. NO

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority June 2004

Details of securities to be listed

Alea Group Holdings (Bermuda) Ltd. ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
1,000,000,000	in	$0.01	174,604,476
	in		(6,614,014)
	in		
$10,000,000			**$1,746,044.76** **($66,140.14)**

(Included in brackets those shares to be listed under block listing procedures but not yet issued)

Debt securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	London Stock Exchange

Secondary

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
Application for Block Listing of 6,614,014 common shares with a nominal value of $0.01 each: ▪ As to 6,573,568 shares that may fall to be issued under the 2002 Stock Purchase and Option Plan. ▪ As to 40,446 shares to be issued in consideration for services pursuant to a consulting arrangement.

Type of issue for which application is being made
Block listing as described above

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed
Director or secretary or other duly authorised officer for and on behalf of

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	

Name(s) of contact(s) at issuer regarding the Application:
Telephone number:

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

If you require assistance, please call Securities Management on ***+44 (0)20 7797 1579****.*

To: London Stock Exchange

1. **Full name of issuer:** Alea Group Holdings (Bermuda) Ltd.

   hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example*: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

   464,340 common shares of $0.01

3. **Type of issue for which application is being made:** Example*: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants*

   Application for Block Listing of 464,340 common shares with a nominal value of $0.01 each that may fall to be issued pursuant to options granted to Fisher Capital Corporation LLC., a consultant to the Company.

4. **Are the securities for which application is now made identical* in all respects**

   (a) with each other? YES

   (b) with an existing class of security? YES

If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought will be issued on:**

Please indicate whether the certificates are in registered or bearer form:

Note in relation to Question 4:

REGISTERED

*** identical** *means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;

(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and

(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:**

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer	Alea Group Holdings (Bermuda) Ltd.
Application to be considered on (date):	
Dealings expected to commence on (date):	

Contact at the issuer:

Name:	Nicholas Watson
Email address:	Nicholas.Watson@aleagroup.com
Telephone number:	020 7621 3177

Contact at nominated representative (if applicable):

Name:	Adam Strachan
Email address:	adam_strachan@ml.com
Telephone number:	020 7996 3727

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news.   YES

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK.   NO

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority July 2004

Details of securities to be listed

Alea Group Holdings (Bermuda) Ltd. ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital

Authorised		Denomination	Issued and paid up (inclusive of present issue)
1,000,000,000	in	$0.01	174,611,217
	in		(464,340)
	in		
$10,000,000			**$1,746,112.17** **($4,643.40)**

(Included in brackets those shares to be listed under block listing procedures but not yet issued)

Debt securities

Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	London Stock Exchange

Secondary

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
Application for Block Listing of 464,340 common shares with a nominal value of $0.01 each that may fall to be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company.

Type of issue for which application is being made
Block listing as described above

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed [signature]
Director or secretary or other duly authorised officer for and on behalf of

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	

Name(s) of contact(s) at issuer regarding the Application:
Telephone number:

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than ***2 business days prior*** *to the consideration of the application for admission to trading.*

If you require assistance, please call Securities Management on ***+44 (0)20 7797 1579****.*

To: London Stock Exchange

1. **Full name of issuer:** Alea Group Holdings (Bermuda) Ltd

   hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** Example: *30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

   13,482 common shares of $0.01

3. **Type of issue for which application is being made:** Example: *Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants*

   Issued in consideration for services pursuant to contractual arrangement

4. **Are the securities for which application is now made identical* in all respects**

   (a) **with each other?** YES

   (b) **with an existing class of security?** YES

   If you answered *NO* to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought will be issued on:**

   Please indicate whether the certificates are in registered or bearer form: REGISTERED

Note in relation to Question 4:

*** identical** means in this context:*

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed: [signature] **Date:** 24 MAY 2004

Director or secretary or other duly authorised officer, for and on behalf of

Name of issuer Alea Group Holdings (Bermuda) Ltd

Application to be considered on (date):

Dealings expected to commence on (date):

Contact at the issuer:

Name: Nicholas Watson

Email address: Nicholas.Watson@aleagroup

Telephone number: 020 7621 3177

Contact at nominated representative (if applicable):

Name:	Adam Strachan
Email address:	Adam_strachan@ml.com
Telephone number:	020 79963727

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. NO

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority May 2004

Details of securities to be listed

Alea Group Holdings (Bermuda) Ltd

("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
1,000,000,000	in	$0.01	174,620,036
	in		
	in		
£10,000,000			**£1,746,200.36**

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	London Stock Exchange
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any) 13,482

Type of issue for which application is being made Issue in consideration of services pursuant to contractual arrangement

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) all the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) all information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) all the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8(i) of the listing rules of the UK Listing Authority in due course.

Signed
Director or secretary or other duly authorised officer for and on behalf of

To be completed in all cases

Application to be heard on:	
Admission expected to be effective on:	

Name(s) of contact(s) at issuer regarding the Application:
Telephone number:

Alea Holdings UK Ltd
The Corn Exchange
55 Mark Lane
London EC3R 7NE

Tel +44 (0)20 7621 3100
Fax +44 (0)20 7621 3150
Email nicholas.watson@aleagroup.com

REINSURANCE
INSURANCE
FINANCIAL
ALTERNATIVE RISK

17 December 2004

Listing Applications
UK Listing Authority
Financial Services Authority
25 The Colonnade
Canary Wharf
London E14 5HS

Alea

REF: AVS No: 706520

Dear Sir/Madam

Schedule 5 - Block Listing Six Monthly Return

Please find enclosed the above schedule for the period 20/6/04 to 17/12/04 for Alea Group Holdings (Bermuda) Ltd, duly signed and returned.

If you have any queries, please do not hesitate to contact me on 0207 621 3177.

Yours faithfully

Nicholas Watson
Deputy General Counsel

Encs.

SCHEDULE 5

BLOCK LISTING SIX MONTHLY RETURN

To: Listing Applications
UK Listing Authority
Financial Services Authority
25, The North Colonnade
Canary Wharf
London, E14 5HS

AVS No: 706520

Please ensure the entries on this return are typed

1.	Name of company	ALEA GROUP HOLDINGS (BERMUDA) LTD.
2.	Name of scheme	1. 2002 Stock Purchase and Option Plan 2. Shares to be issued in consideration for services pursuant to a consulting arrangement with Richard T. Delaney 3. Shares that may be issued pursuant to options granted to Fisher Capital Corporation LLC, a consultant to the Company
3.	Period of return:	From 20/6/04 to 17/12/04
4.	Number and class of share(s) (amount of stock/debt security) not issued under scheme at the beginning of the period	1. 6,573,568 2. 40,446 3. 464,340
5.	Number of shares issued/allotted under scheme during period:	1. 0 2. 13,482 3. 0
6.	Balance under scheme not yet issued/allotted at end of period	1. 6,573,568 2. 26,964 3. 464,340
7.	Number and class of share(s) (amount of stock/debt securities) originally listed and the date of admission;	1. 6,573,568 admitted 22/6/04 2. 40,446 admitted 22/6/04 3. 464,340 admitted 5/8/04

Please confirm total number of shares in issue at the end of the period in order for us to update our records

174,415,458 shares on 17 December 2004

Contact for queries:	Address:
Name: Nicholas R. Watson	The Corn Exchange 55 Mark Lane London EC3R 7NE
Telephone: 0207 621 3177	

Person making return

Name: Nicholas R. Watson

Position: Deputy General Counsel

Signature: NRWatson.

Toulouse Reinstatements:

	USD	CAD	GBP
Layer 1	1,783,662.74		
Layer 2	999,623.00	7,332.00	313,657.00
Layer 3	297,918.49	2,185.20	93,479.40
	3,081,204.23	9,517.20	407,136.40
Cash Paid	(2,668,597.78)	(6,315.23)	(270,161.11)
Commuted cash paid	(350,377.86)		
W Off	(0.10)	0.55	25.98
	62,228.49	3,202.52	137,001.27
Bad Debt - Folksam	176,231.77	1,292.63	55,297.17
Commuted - Cop Re	229,716.45	1,684.93	72,079.34
Commuted cash paid	(350,377.86)		
Balance Due	6,658.13	224.96	9,624.76
	62,228.49	3,202.52	137,001.27

Alea Group Holdings (Bermuda) Ltd
Interim Report 2004





A passion for risk™

Alea is a global reinsurance and specialty insurance company focused on underwriting for profit. We have expertise in a wide range of property and casualty reinsurance, specialty insurance, alternative risk and finite risk products and maintain a significant presence in major insurance and reinsurance markets worldwide.

Contents

Underwriting profit more than doubled amid strong growth outlook

- Underwriting profit before allocated investment return increased 108% to $23.1 million (6 months to 30 June 2003: $11.1 million) reflecting growth in earned premiums
- Operating profit[1] increased 74% to $61.4 million (2003: $35.3 million)
- Net unearned premium reserve increased 34% to $872 million (2003: $651 million) representing tangible future income
- Profit before tax of $24.2 million (2003: $41.4 million), including unrealised investment losses of $29.2 million (2003: $1.0 million)
- Gross investment income up 32% to $36.2 million (2003: $27.4 million)
- Combined ratio[2] of 95.7% (2003: 97.1%), demonstrating sound underwriting discipline and expense control
- Fully diluted operating EPS $0.26 (2003: $0.26); fully diluted EPS $0.09 (2003: $0.32)
- First interim dividend of $0.03 per share
- 99% of $1,859 million invested assets (2003: $1,335 million) rated AA or higher
- Net asset value of $4.20 per share (£2.34)
- Annualised operating return on equity of 12.7%[3]

$993m
Gross premiums written

$23.1m
Underwriting profit

$61.4m
Operating profit

95.7%
Combined ratio

$0.26
Fully diluted operating EPS

$0.03
Interim dividend per share

$4.20
Net asset value per share

Notes
1 Operating profit is underwriting profit after allocated investment return, before claims equalisation provision but after debt interest.
2 Combined ratio is the total of expense and loss ratio. Expense ratio is the total of acquisition and administrative expenses and includes other technical charges net of reinsurance, less technical income divided by net earned premiums. The loss ratio is also calculated on a net earned basis.
3 RoE is operating profit after tax as a percentage of average equity shareholders' funds.

Commenting Mark Ricciardelli, Chief Executive, said:

"Alea has delivered what it said it would. We have grown operating profits significantly while maintaining underwriting discipline and managing costs effectively. There is substantial written premium captured at attractive terms under a rigorous control system to be earned in the second half of this year and beyond.

We have built a strong platform with a strategy focused on low-risk, small to mid-market insurance and reinsurance clients in North America, Europe and the United Kingdom. We continue to see opportunities to generate sustainable returns in our chosen markets."

The Group has seen strong growth across all significant underwriting performance measures demonstrating the success of its strategy of underwriting for profit on small to mid-market insurance and reinsurance clients in North America, Europe and the United Kingdom ('UK'). We believe this discipline will become increasingly important as we enter a market where pricing conditions are expected to change.

Our portfolio is managed by local teams who understand the market and, therefore, are able to select, and accurately price, the best risks to write. This is supplemented by our strong control infrastructure and risk management processes which we ensure are in place before entering new markets or write new business lines.

We have limited exposure to pre-1999 casualty business. Before 1999 the majority of our growth was in Europe where, since 1987, casualty has not accounted for more than 28% of total gross premiums written in any year. In 1999 we started writing North American casualty business, with approximately $55 million of premiums being written in that year. This later book did not begin to grow substantially until 2002, when terms and conditions across the industry began to improve significantly after the tragic events of September 11, 2001. Reserves in the first half of 2004 developed in line with expectations.

The last 5-6 weeks have been one of the most active hurricane periods on record. Hurricanes Charley, Frances and Ivan have all contributed to create the second costliest hurricane season to date after Hurricane Andrew in 1992. Despite this Alea is satisfied that its losses, which will of course impair second half performance, will be contained within its reinsurance programme. It is too early to determine the final net financial impact on the Group. We believe the recent hurricanes will have a positive impact on rates in 2005.

Performance of operations

As an increasingly global insurer and reinsurer we have been able to develop a strong and diversified business, by geography and product line. We are able to respond quickly to underlying market trends and use our Bermuda holding company to reallocate capacity accordingly.

Over the last few years we have significantly grown our insurance portfolio. In the first half of 2004 insurance represented 34% of total gross premiums written (excluding Bristol West) up from 11% in 2001. We write reinsurance through Alea Europe and Alea North America, and insurance through our specialist North American programme insurance operation, Alea Alternative Risk. Alea London writes both insurance and reinsurance.

Alea London – Insurance and reinsurance

Alea London is our non-syndicated London market operation, managing an international book of business sourced through the London broker market. Insurance business represented 41% of total gross premiums written (excluding Bristol West) in the first half of 2004 compared with 47% for the whole of 2003. We tend to write more insurance business in the second half of the year.

In the first half of 2004 both the insurance (excluding Bristol West) and reinsurance portfolios were approximately 60% casualty and 40% property, including the Group's property catastrophe portfolio. We write a range of insurance business including general liability, property and motor. A typical risk is self-employed plumbers or landscape gardeners.

A significant proportion of Alea London's activity is excess and surplus lines business which is showing strong growth. In line with previously announced plans, Alea London has begun to expand its non-US book and has entered strategic partnerships with Endsleigh & Kinetic to write specialist UK motor insurance. These contracts contributed gross premiums written of $6.1 million in the first half of

2004 and are expected to deliver $14 million in the second half of the year and $30 million in total over the life of the contract. These arrangements are forecast to be earnings enhancing during these and future periods.

	Six months to 30 June 2004 $'000	Six months to 30 June 2003 $'000	Change
Gross premiums written[1]	**349.0**	379.4	(8%)
Net premiums earned	**234.1**	174.0	35%
Underwriting result after allocated investment return	**31.6**	26.1	21%
Loss ratio	**57.8%**	53.3%	
Combined ratio	**90.5%**	88.5%	

(1) Including Bristol West

Gross premiums written in Alea London in the first half of 2004 (excluding Bristol West) grew by 10% to $232.1 million (2003: $211.7 million). This reflects the deepening of existing relationships with $24 million of business relating to extensions of existing contracts and a renewal retention ratio of 81%.

The gross premiums written through the Bristol West contract were $116.9 million, 30% lower than the comparable period in 2003 ($167.7 million). This contract, which is not expected to renew in 2005, generated $2.1 million of underwriting profit in the first half of 2004 and $1.6 million for the equivalent period in 2003.

Casualty classes are seeing rate increases in our target markets. Although property rates have come under pressure we continue to see discipline in the market. In general property and casualty both continue to be attractive and should continue to be so through 2005.

Alea Europe – Reinsurance

Alea Europe reinsures property and casualty treaty business. Key markets remain Germany, France and Spain, where we have an established market presence. This is permitting a slow shift towards a lead position on many contracts thus providing greater control over terms and conditions together with a deeper understanding of the customer base. Property and casualty represent 91% of total gross premiums written in the first half of 2004 up from 66% in the whole of 2001. Typical customers are mutual insurance companies with less than $500 million of capital.

	Six months to 30 June 2004 $'000	Six months to 30 June 2003 $'000	Change
Gross premiums written	**222.3**	170.6	30%
Net premiums earned	**103.5**	81.3	27%
Underwriting result after allocated investment return	**(1.3)**	4.1	
Loss ratio	**74.5%**	66.0%	
Combined ratio	**110.8%**	101.9%	

The increase in gross premiums written is primarily due to strong business retention, as a result of excellent client relationships, and a significant amount of new business. The majority of Alea Europe's business renews in the first quarter so second half growth is expected to be lower. The first half renewal retention ratio was 73%.

Current year underwriting performance in Alea Europe is relatively strong. However, the introduction of an improved underlying currency allocation process has resulted in a one-off charge of $4 million against prior year earned premiums. In addition our rigorous reserving process has given rise to a reserve strengthening primarily for credit proportional business written in 2000 and earlier years. Alea Europe exited this business in 2002.

Alea Europe comprises 19% of the Group's net earned premiums, but has the largest prior year claims reserves portfolio. Thus small changes in

ultimate loss projections can have a relatively large impact on the combined ratio, especially at the interim stage. The adjustments increased Alea Europe's loss ratio by approximately ten points and the Group's loss ratio by two points.

Rates across all European countries and all lines are flat, or have slightly improved.

Alea North America ('ANA') – Reinsurance
ANA is our main access point to the North American reinsurance treaty market, focusing on traditional reinsurance solutions for small and mid-market insurance companies and specialty insurers. ANA's business is split between motor, workers compensation, and general and professional liability. Earnings volatility is reduced by focusing on working-layer business. A typical risk would be professional cover for suburban book-keepers, or general cover for family-owned construction companies that build less than five properties a year.

ANA differentiates itself by focusing on service. A recent independent survey ranked ANA as first amongst its target brokers for strength of underwriting relationships, responsive service and timely claims payments. ANA's renewal retention ratio in the first half of 2004 was 95%.

	Six months to 30 June 2004 $'000	Six months to 30 June 2003 $'000	Change
Gross premiums written	**213.7**	147.0	45%
Net premiums earned	**101.8**	92.5	10%
Underwriting result after allocated investment return	**18.2**	4.5	306%
Loss ratio	**58.7%**	75.8%	
Combined ratio	**95.7%**	109.2%	

The growth in gross premiums written was due to very strong retention renewal rates, substantial volumes of new business, and continued strong growth in primary rates in the core casualty portfolio. The growth was funded by the additional capital allocated to ANA following the IPO. The relatively low growth in net premiums earned compared with gross premiums written reflects the relatively small element of the portfolio that renews in January and the significant amount of business written in the second half of 2003.

Underwriting conditions in US casualty business remain strong, although some rate flattening is occurring after four years of sustained increases. Primary insurance rate momentum on ANA's target specialty accounts has remained positive. Reinsurance treaty conditions remain tight in most areas with trends in terms and conditions mostly flat.

Alea Alternative Risk ('AAR') – Insurance
Our specialty North American insurance programme operation AAR writes unbundled products with partners who are prepared to share insurance risk, and who consequently actively monitor claims activity. A typical risk would be a regional retail operation.

AAR's distribution is through traditional Managing General Agents ('MGAs') who participate in the financial risk, frequently by way of captive or rent-a-captive structures, thereby ensuring shared interest in the underwriting result. AAR's growth has been achieved through its relationships with a core set of MGAs and third party administrators. AAR monitors all its partners very closely, conducting 134 compliance, finance, claims and underwriting audits in the year to date. AAR's underwriting team has an average 20 years experience in this market.

	Six months to 30 June 2004 $'000	Six months to 30 June 2003 $'000	Change
Gross premiums written	**208.2**	74.8	178%
Net premiums earned	**99.7**	29.8	235%
Underwriting result after allocated investment return	**15.1**	3.1	386%
Loss ratio	**61.7%**	56.8%	
Combined ratio	**92.4%**	96.1%	

AAR's gross premiums written growth is in line with internal plans and primarily reflects the increased number of opportunities in this sector. Growth in net premiums earned is due to the flow through of the increased premiums written in 2003, particularly during the second half, coupled with strong renewals in the first half of 2004. AAR had a 92% renewal retention ratio in the first half of 2004. The ratio of net earned to gross earned premiums is 55% (2003: 45%) as substantial premium volumes are shared with the partner via captive or other risk-sharing arrangements.

In the second quarter of 2004 rates in small to mid-market accounts were trending down by between 1% and 5%. Some pressure on terms and conditions is also beginning to emerge. AAR believes that although the specialist insurance market will not grow as rapidly as it has over the last few years, substantial profitable opportunities remain.

Financial Review

Combined ratio

The combined ratio in the first half of 2004, calculated on a net earned basis, was 95.7% (2003: 97.1%). This improvement is primarily in the expense ratio which fell to 33.8% (2003: 35.3%). The improvement reflects our continued investment in infrastructure development and risk management, which we believe is essential to achieve controlled growth and a stable loss ratio. Our loss ratio in the first half of 2004 was 61.9% (2003: 61.8%).

We continue to review our cost base with a goal of improving efficiency and productivity. Although it is too early to determine the impact on the expense ratio we have identified some savings including the closure of our Manhattan office in the first quarter of 2005. Other scale efficiencies will emerge as the book develops.

Gross and net earned premiums

Gross premiums written increased 29% to $993.2 million reflecting growth in all operations. The level of net earned premiums increased by 43% to $539.1 million (2003: $377.5 million). Going forward we are expecting strong growth opportunities across all our operations. Of course given the increased size of the premium base, we do not expect the growth rate to be as high as in the recent past.

Our net unearned premium reserve has increased 34% to $872 million (2003: $651 million). Premiums written generally take three years to earn through the profit and loss account. These patterns differ by business class and operational unit. Overall, they currently approximate to 40% in the first year, 50% in the second and 10% in the third. The strong underwriting conditions in the first half of 2004 will be recognised in the 2004, 2005 and 2006 profit and loss accounts.

Underwriting profit
Underwriting profit before allocated investment return increased by 108% to $23.1 million in the first half of 2004 (2003: $11.1 million). This reflects growth in earned premiums and the relative lack of significant legacy issues especially the Group's lack of significant exposure to US casualty business before 2001.

Underwriting profit after allocated investment return of $63.6 million was 68% higher than the first half of 2003. Allocated investment return was $40.5 million (2003: $26.7 million). The Group has complied with the ABI SORP for UK listed companies to allocate investment return to the technical account based on the longer-term rate of return, which the Group has calculated as 4.5%. The longer-term rate of return is an estimate of long-term investment performance.

Operating profit
Operating profit, defined as underwriting profit after allocated investment return and debt interest but before changes to the claims equalisation provision ('CEP'), increased by 74% to $61.4 million for the first half of 2004 (2003: $35.3 million) due to the reasons detailed above.

The CEP has been established in accordance with the Interim Prudential Sourcebook for UK Insurers for the purposes of mitigating exceptionally high loss ratios in future years. The amounts provided are not liabilities as they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date. The movement in the provision in the first half of 2004 was $2.1 million (2003: $1.8 million).

Profit before tax
Profit before tax for the first half of 2004 was $24.2 million (2003: $41.4 million). The reduction reflects a reduction of $29.1 million in the actual investment return to $5.4 million. The actual investment return includes gross investment income, net realised gains and losses and unrealised gains and losses as well as investment expenses. Gross investment income in the first half of 2004 grew by 32% to $36.1 million (2003: $27.4 million) reflecting the Group's strong positive cash flows.

The reduction in the actual investment return reflected increases in net unrealised losses to $29.2 million (2003: $1.0 million) and reductions in net realised gains to $1.1 million (2003: $10.1 million) more than offsetting the increase in gross investment income. These movements reflect the increase in bond yields experienced in the first half of the year.

Unrealised investment gains and losses represent the difference between the mark-to-market valuation of the investment assets at the balance sheet date and their purchase price. The movement in unrealised gains and losses comprises the net increase or decrease in the period in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses on investments sold during the period. All unrealised gains and losses are included in the profit and loss account.

Over the duration of the portfolio investment income will increase to offset losses recorded from movement in yields. The Group is strongly cash flow positive and thus overall increases in interest rates will have a positive impact on the income statement in due course. There were no investment write-downs during 2003 or 2004. Excluding unrealised losses profit before tax would be $53.4 million, 26% higher than first half of 2003.

Taxation

The effective tax rate is 31.9% compared to 24.8% recorded for the full year 2003 reflecting the geographic incidence of the underwriting result, investment income and unrealised losses.

The Group's tax, regulatory and investment strategies are designed to maximise investors' long-term return. This is enhanced by accumulating assets in Bermuda and by utilising Bermudan capacity to support our other insurance entities. The tax charge in any one period is dependent upon the geographic incidence of profits in the Group's operations. We expect the full year tax rate to be lower.

Earnings per share

Fully diluted operating EPS was $0.26 per share in the first half of 2003 and 2004. Fully diluted EPS was $0.09 for the first half of 2004 (2003:$0.32) reflecting the unrealised losses in the investment portfolio.

Financing

The Group has negotiated a new $250 million revolver/term loan facility. This facility, which does not include operating subsidiary guarantees, is expected to close on 28 September 2004 and will be used primarily to refinance the existing secured bank agreements, under which a total of $176.9 million was outstanding as at 30 June 2004. The new non-amortising loan facility includes certain covenants and will mature after three years. It is intended to draw down $200 million initially primarily to replace the existing facility. The balance of this facility will be used for general corporate purposes in due course.

The more favourable terms of this new facility are expected to result in annual interest savings of $1.5 million based on the existing amount borrowed. However, the replacement of the old facility will crystallise a one-off release of capitalised expenses of approximately $2 million which will be taken as a charge in the second half of 2004. The interest margin under the new facility is tied to a credit ratings grid, but will remain at a minimum level of 90 basis points over LIBOR until 1 June 2005 and to a minimum of 57.5 basis points over LIBOR thereafter.

Dividend

An interim dividend of $0.03 per share is payable on 19 November 2004. The interim dividend is payable to those shareholders on the share register on 22 October 2004. Shareholders will have the option to receive their dividends in US Dollars, British Pounds or Swiss Francs. If no election is made, shareholders will receive US Dollars. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG plc, by 22 October 2004. A currency election form can be obtained from Capita IRG plc. The British Pound or Swiss Franc equivalent of the interim dividend will be calculated by reference to the rate prevailing on 29 October 2004.

Total assets

Total assets increased by 21% to $3,911 million from $3,224 million at 30 June 2003 and by 13% from $3,477 million at 31 December 2003 reflecting continued strong growth in all operating units.

Invested assets

Invested assets at 30 June 2004 were $1,859 million compared with $1,335 million a year earlier. The increase primarily reflects positive operating cash flow of $197.6 million, which has increased by 49% from $133.0 million for the first half of 2003. Alea has not held any equities since 2000 but may invest in the future in additional asset classes on a modest basis as part of our continuing conservative investment strategy.

Average duration of the investment portfolio as at 30 June 2004 was 3.7 years. Based on invested assets at 30 June 2004 a 100 basis point decrease or increase in interest rates across the yield curve would result in an approximate $60 million unrealised profit or loss respectively.

The average annualised investment return was 0.6% compared with 5.5% in the first half of 2003. The impact on investment return resulting from movements in realised and unrealised gains and losses has been to decrease the return for the first 6 months of 2004 by 3.1% compared with an increase in return for the same period in 2003 of 1.4%. Investment performance is in line with benchmarks.

Of total invested assets $1,634 million is managed by third-party fund managers with the asset mix shown below. The remaining invested assets consist of deposits with credit institutions, deposits with ceding undertakings and mutual funds invested in fixed income securities.

Asset class	As at 30 June 2004	As at 30 June 2003
US government	**36%**	34%
US mortgage	**25%**	22%
US corporate	**11%**	10%
EU & Switzerland government and corporate	**13%**	16%
Asset backed securities	**5%**	7%
Canadian government and provinces	**4%**	5%
US municipalities	**2%**	2%
Cash and other	**4%**	4%
	100%	100%

As at 30 June 2004 87% of the portfolio was rated AAA (2003: 87%), and 99% was rated AA or higher (2003: 99%).

Approved by the Board of Directors
20 September 2004

Summarised Consolidated Profit and Loss Account: Technical Account – General Business

	Notes	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 restated (note 8) $'000	Year to 31 December 2003 audited $'000
Gross premiums written		**993,171**	771,828	1,300,182
Outward reinsurance premiums		**(130,060)**	(127,344)	(271,471)
Net premiums written		**863,111**	644,484	1,028,711
Change in provision for unearned premiums		**(320,252)**	(278,505)	(185,907)
Change in provision for unearned premiums – reinsurers' share		**(3,713)**	11,553	15,677
Change in the net provision for unearned premiums		**(323,965)**	(266,952)	(170,230)
Net premiums earned		**539,146**	377,532	858,481
Allocated investment return transferred from the non-technical account		**40,531**	26,727	57,811
Other technical income, net of reinsurance		**1,451**	1,401	2,364
Total technical income		**581,128**	405,660	918,656
Claims incurred, net of reinsurance		**333,731**	233,304	528,650
Other technical charges, net of reinsurance		**8,599**	9,057	19,004
Net operating expenses		**175,210**	125,519	285,499
Total technical charges		**517,540**	367,880	833,153
Balance on the technical account for general business before claims equalisation provision	2	**63,588**	37,780	85,503
Change in claims equalisation provision		**(2,135)**	(1,782)	(3,771)
Balance on the technical account for general business		**61,453**	35,998	81,732

Consolidated Profit and Loss Account: Non-Technical Account

	Notes	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 restated (note 8) $'000	Year to 31 December 2003 audited $'000
Balance on technical account – general business		**61,453**	35,998	81,732
Gross investment income	4	**36,191**	27,396	56,337
Net realised gains on investments	4	**1,133**	10,115	12,146
Net unrealised losses on investments	4	**(29,155)**	(984)	(29,173)
Other investment expenses	4	**(2,785)**	(1,983)	(3,975)
Actual investment return		**5,384**	34,544	35,335
Allocated investment return transferred to the technical account – general business	4	**(40,531)**	(26,727)	(57,811)
Debt interest		**(2,154)**	(2,456)	(4,718)
Profit on ordinary activities before tax		**24,152**	41,359	54,538
Comprising:				
Operating profit		**61,434**	35,324	80,785
Short-term fluctuations in investment return	4	**(35,147)**	7,817	(22,476)
Movement in claims equalisation provision		**(2,135)**	(1,782)	(3,771)
		24,152	41,359	54,538
Tax charge on profit on ordinary activities	5	**(7,716)**	(6,724)	(13,528)
Profit on ordinary activities after tax		**16,436**	34,635	41,010
Minority interest – gain on subordinated preferred shares issued by subsidiaries		**–**	–	7,500
Dividends – interim payable (3 cents per share (2003: nil))	9	**(5,238)**	–	–
Retained profit for the period		**11,198**	34,635	48,510

Earnings Per Share Attributable to Shareholders

	Notes	Six months to 30 June 2004 unaudited	Six months to 30 June 2003 restated (note 8)	Year to 31 December 2003 audited
Earnings per share – basic	3	**$0.09**	$0.32	$0.42
Earnings per share – fully diluted	3	**$0.09**	$0.32	$0.42
Operating earnings per share – basic	3	**$0.26**	$0.27	$0.55
Operating earnings per share – fully diluted	3	**$0.26**	$0.26	$0.54

Consolidated Statement of Total Recognised Gains and Losses

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
Retained profit for the period	**11,198**	34,635	48,510
Exchange differences	**(1,895)**	(2,901)	(1,893)
Total profit recognised for the financial year	**9,303**	31,734	46,617

Summarised Consolidated Balance Sheet

	Notes	As at 30 June 2004 unaudited $'000	As at 30 June 2003 audited $'000	As at 31 December 2003 audited $'000
Assets				
Intangible assets				
Licences		**9,873**	9,968	9,968
		9,873	9,968	9,968
Investments				
Other financial investments		**1,747,877**	1,228,330	1,582,357
Deposits with ceding undertakings		**110,925**	107,152	105,513
		1,858,802	1,335,482	1,687,870
Reinsurers' share of technical provisions				
Provision for unearned premiums		**130,499**	118,082	123,606
Claims outstanding – Aggregate excess reinsurance		**451,321**	428,663	473,569
Claims outstanding – Other reinsurance		**256,067**	258,113	252,992
Claims outstanding	7	**707,388**	686,776	726,561
		837,887	804,858	850,167
Debtors				
Debtors arising out of insurance operations		**54,041**	97,743	66,931
Debtors arising out of reinsurance operations		**751,647**	661,458	531,635
Amounts due from reinsurance operations not transferring significant insurance risk		**33,876**	35,475	44,385
Other debtors		**56,467**	54,003	55,693
		896,031	848,679	698,644
Other assets				
Tangible assets		**11,962**	13,090	12,212
Cash at bank and in hand		**40,257**	38,913	44,307
		52,219	52,003	56,519
Prepayments and accrued income				
Accrued interest and rent		**16,352**	11,522	14,968
Deferred acquisition costs		**236,186**	157,952	153,243
Other prepayments and accrued income		**3,924**	3,274	5,680
		256,462	172,748	173,891
Total Assets		**3,911,274**	3,223,738	3,477,059

Summarised Consolidated Balance Sheet continued

	Notes	As at 30 June 2004 unaudited $'000	As at 30 June 2003 audited $'000	As at 31 December 2003 audited $'000
Liabilities				
Capital and reserves				
Called up share capital	6	**1,746**	53	1,747
Share premium account	6	**632,524**	345,432	633,053
Profit and loss account	6	**24,261**	75	14,958
Capital reserve	6	**75,381**	99,367	75,644
Shareholders' funds attributable to equity interests		**733,912**	444,927	725,402
Minority interests				
Subordinated preferred shares issued by subsidiaries	6	–	50,000	–
Total Capital Employed		**733,912**	494,927	725,402
Technical provisions				
Provision for unearned premiums		**1,002,876**	768,704	686,935
Claims outstanding	7	**1,505,035**	1,220,952	1,398,551
Claims equalisation provision		**8,591**	4,150	6,408
		2,516,502	1,993,806	2,091,894
Deposits received from reinsurers		**161,860**	217,347	199,903
Creditors				
Creditors arising out of insurance and reinsurance operations		**240,295**	256,662	196,371
Liabilities from reinsurance operations not transferring significant insurance risk		**33,981**	35,214	44,319
Amounts owed to credit institutions		**176,917**	171,238	178,375
Other creditors including taxation and social security		**11,626**	6,096	2,995
		624,679	686,557	621,963
Accruals and deferred income		**36,181**	48,448	37,800
Total Liabilities		**3,911,274**	3,223,738	3,477,059

Consolidated Cash Flow Statement

	Notes	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
Net cash inflow from operating activities	11	**197,609**	132,977	250,977
Servicing of finance				
Interest paid		**(2,154)**	(2,456)	(4,718)
Net amounts outstanding for securities		**15,043**	–	–
Taxation				
Taxation paid		**(4,663)**	(843)	(1,672)
Capital expenditure				
Purchase of tangible assets		**(3,052)**	(2,573)	(10,266)
Proceeds on disposal of tangible assets		**525**	–	5,977
Financing				
Issue of common share capital		**(530)**	2,653	291,968
Purchase of subordinated preferred shares issued by subsidiaries		–	–	(42,500)
Capital raising expenses		**(263)**	–	(23,723)
		202,515	129,758	466,043
Cash flows were invested as follows:				
(Decrease)/increase in cash holdings		**(3,754)**	9,924	13,752
Net portfolio investments				
Shares and other variable yield securities		–	(86)	(331)
Debt securities – unit trusts – listed		**(66)**	4,461	6,973
Debt securities and other fixed income securities		**240,286**	127,771	453,123
Deposits with credit institutions		**(33,951)**	(12,312)	(7,474)
		206,269	119,834	452,291
Net investment of cash flows		**202,515**	129,758	466,043

Notes to the Interim Statement

1 Basis of preparation
The unaudited accounts for the six month period to 30 June 2004 have been prepared in accordance with generally accepted accounting principles in the United Kingdom ("UK GAAP") using the accounting policies set out in the Group's Annual Report and Accounts for the year ended 31 December 2003.

The comparatives for the six months ended 30 June 2003 are audited numbers which were presented in the Company's listing particulars dated 14 November 2003, with the exception of the policy for allocating investment income to the technical account based on the longer-term rate of return explained below. The financial information included in this report for the year ended 31 December 2003 has been extracted from the Group's financial statements for which an unqualified audit opinion has been issued.

The Group complies with the ABI SORP's recommendation (Association of British Insurers Statement of Recommended Practice on Accounting for Insurance Business) for United Kingdom listed companies of allocating investment return to the technical account based on the longer-term rate of return, which the Group has selected as 4.5%. This is a change in accounting policy and has no impact on the profit on ordinary activities after tax.

The Group has an accounting policy to discount claims reserves with a mean term to ultimate claims settlement in excess of four years. It had previously applied a discount rate to gross reserves of 5% for reserves attributable to 31 December 2001 and prior and 4% for subsequent periods.

In order to improve comparability, effective 1 January 2004, the estimation technique used in this accounting policy has been to discount all gross reserves at a rate of 4.5%. As at 30 June 2004 this increased the amount of discount by $3m. Certain reserves arising from the provisions of the Inter-Ocean reinsurance contracts will continue to be discounted at a rate of 6%.

The financial information contained in this interim report does not constitute financial statements to be laid before the Company in general meeting for the purposes of section 84 of the Bermuda Companies Act 1981.

The Company is a registered Bermuda company. As such it is obliged to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company to apply UK GAAP. Accordingly, the financial information has been prepared in accordance with Bermuda Law.

2 Segmental analysis

Underwriting results by operating segment before intra-group quota share arrangements
The Group's business is composed of four underwriting segments, consisting of London, Alternative Risk (AAR), North America (treaty reinsurance) and Europe.

The following tables summarise the underwriting results for the Group's business segments for the six month periods ended 30 June 2004 and 30 June 2003 and the year ended 31 December 2003. Net premiums written and net premiums earned and the underwriting results are stated before quota share arrangements. The impact of these quota share arrangements on these results is presented separately.

Six months to 30 June 2004 (unaudited)	Alea London $'000	Alea AAR $'000	Alea North America $'000	Alea Europe $'000	Total $'000
Gross premiums written	348,990	208,153	213,733	222,295	993,171
Outward reinsurance premiums	(25,115)	(93,808)	(1,038)	(10,099)	(130,060)
Net premiums written	323,875	114,345	212,695	212,196	863,111
Gross premiums earned	265,775	182,753	111,166	113,225	672,919
Net premiums earned	234,107	99,745	101,788	103,506	539,146
Allocated investment return	9,384	7,452	13,862	9,833	40,531
Claims incurred, net of reinsurance	(135,392)	(61,529)	(59,712)	(77,098)	(333,731)
Total net expenses comprise:					
Acquisition costs	(56,183)	(20,328)	(26,888)	(18,784)	(122,183)
Administrative expenses	(18,514)	(10,431)	(10,720)	(13,362)	(53,027)
Fee income	989	167	196	99	1,451
Other technical charges	(2,801)	(6)	(304)	(5,488)	(8,599)
Total net expenses	(76,509)	(30,598)	(37,716)	(37,535)	(182,358)
Underwriting result (1)	31,590	15,070	18,222	(1,294)	63,588

(1) Balance on the technical account for general business before claims equalisation provisions

2 Segmental analysis continued

Six months to 30 June 2003 (restated, note 8)	Alea London $'000	Alea AAR $'000	Alea North America $'000	Alea Europe $'000	Total $'000
Gross premiums written	379,412	74,785	147,025	170,606	771,828
Outward reinsurance premiums	(41,502)	(53,989)	(8,816)	(23,037)	(127,344)
Net premiums written	337,910	20,796	138,209	147,569	644,484
Gross premiums earned	210,071	66,363	116,852	100,037	493,323
Net premiums earned	174,037	29,753	92,452	81,290	377,532
Allocated investment return	6,165	1,955	12,993	5,614	26,727
Claims incurred, net of reinsurance	(92,681)	(16,914)	(70,080)	(53,629)	(233,304)
Total net expenses comprise:					
Acquisition costs	(42,226)	(3,735)	(25,934)	(14,919)	(86,814)
Administrative expenses	(16,401)	(8,670)	(4,703)	(8,931)	(38,705)
Fee income	396	801	28	176	1,401
Other technical charges	(3,188)	(86)	(268)	(5,515)	(9,057)
Total net expenses	(61,419)	(11,690)	(30,877)	(29,189)	(133,175)
Underwriting result (1)	26,102	3,104	4,488	4,086	37,780

Year to 31 December 2003 (audited)	Alea London $'000	Alea AAR $'000	Alea North America $'000	Alea Europe $'000	Total $'000
Gross premiums written	566,042	261,141	282,921	190,078	1,300,182
Outward reinsurance premiums	(78,198)	(129,172)	(33,222)	(30,879)	(271,471)
Net premiums written	487,844	131,969	249,699	159,199	1,028,711
Gross premiums earned	482,701	205,062	228,361	198,151	1,114,275
Net premiums earned	407,656	97,856	189,324	163,645	858,481
Allocated investment return	13,995	12,681	19,022	12,113	57,811
Claims incurred, net of reinsurance	(224,988)	(70,556)	(130,024)	(103,082)	(528,650)
Total net expenses comprise:					
Acquisition costs	(92,521)	(19,654)	(55,268)	(27,958)	(195,401)
Administrative expenses	(32,122)	(15,880)	(20,984)	(21,112)	(90,098)
Fee income	1,654	–	545	165	2,364
Other technical charges	(5,611)	(24)	(700)	(12,669)	(19,004)
Total net expenses	(128,600)	(35,558)	(76,407)	(61,574)	(302,139)
Underwriting result (1)	68,063	4,423	1,915	11,102	85,503

(1) Balance on the technical account for general business before claims equalisation provisions

2 Segmental analysis continued

Intra-group quota share arrangements
For the six month periods ended 30 June 2004 and 30 June 2003 and the year ended 31 December 2003 intra-group quota share arrangements comprise of the following: a 35% quota share of Alea London business to Alea Europe, a 50% quota share of certain 2000 and prior underwriting year business from Alea Europe to Alea Bermuda, a 70% quota share of Alea North America to Alea Bermuda and an intra-group aggregate excess contract from Alea Europe to Alea Bermuda. The aggregate effect of all of these arrangements are detailed below:

Six months to 30 June 2004 (unaudited)	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net premiums earned	**234,107**	**(2,090)**	**203,623**	**103,506**	**539,146**
Intercompany reinsurance	**(81,033)**	**141,739**	**(142,126)**	**81,420**	–
Net premiums earned after intercompany reinsurance	**153,074**	**139,649**	**61,497**	**184,926**	**539,146**
Underwriting result					
Before intercompany reinsurance	**31,590**	**7,745**	**25,547**	**(1,294)**	**63,588**
After intercompany reinsurance	**19,935**	**11,178**	**18,493**	**13,982**	**63,588**

Six months to 30 June 2003 (restated, note 8)	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net premiums earned	174,037	(5,260)	127,465	81,290	377,532
Intercompany reinsurance	(60,672)	89,488	(85,945)	57,129	–
Net premiums earned after intercompany reinsurance	113,365	84,228	41,520	138,419	377,532
Underwriting result					
Before intercompany reinsurance	26,102	(7,789)	15,381	4,086	37,780
After intercompany reinsurance	17,998	(6,502)	9,016	17,268	37,780

Year to 31 December 2003 (audited)	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Net premiums earned	407,656	2,520	284,660	163,645	858,481
Intercompany reinsurance	(142,397)	203,005	(197,151)	136,543	–
Net premiums earned after intercompany reinsurance	265,259	205,525	87,509	300,188	858,481
Underwriting result					
Before intercompany reinsurance	68,063	(10,842)	17,180	11,102	85,503
After intercompany reinsurance	45,468	(5,046)	(1,168)	46,249	85,503

3 Earnings per ordinary share

Basic earnings per ordinary share is based on the profits after tax and the weighted average ordinary shares in issue as follows:

	Six months to 30 June 2004 unaudited Number	Six months to 30 June 2003 audited Number	Year to 31 December 2003 audited Number
Weighted average ordinary shares in issue	**174,693,306**	106,389,763	114,269,807
Fully diluted number of shares	**176,960,913**	108,373,970	116,266,620

Operating earnings per ordinary share based on the longer-term investment return are shown because it is considered to be a more appropriate measure of operating performance than earnings per share including short-term fluctuations in investment return. Transfers to or from equalisation provisions are transfers to or from a statutory reserve and not a deduction or credit in arriving at operating profit. The gain on the purchase of subordinated preferred shares issued by subsidiaries has also been excluded in calculating operating profit.

The reconciliation between earnings per ordinary share and operating earnings per ordinary share is as follows:

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 restated (note 8) $'000	Year to 31 December 2003 audited $'000
Retained profit for the period	**11,198**	34,635	48,510
Add			
Dividends payable	**5,238**	–	–
Gain on purchase of subordinated preferred shares issued by subsidiaries	–	–	(7,500)
Short-term fluctuations in investment return	**35,147**	(7,817)	22,476
Movement in claims equalisation provision	**2,135**	1,782	3,771
	42,520	(6,035)	18,747
Tax thereon	**(7,491)**	(74)	(4,250)
	35,029	(6,109)	14,497
Operating profit after tax	**46,227**	28,526	63,007
Earnings per share – basic	**$0.09**	$0.32	$0.42
Earnings per share – fully diluted	**$0.09**	$0.32	$0.42
Operating earnings per share – basic	**$0.26**	$0.27	$0.55
Operating earnings per share – fully diluted	**$0.26**	$0.26	$0.54

4 Investment return

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 restated (note 8) $'000	Year to 31 December 2003 audited $'000
Investment income			
Income from other financial investments	**36,191**	27,396	56,337
Net gains on the realisation of investments	**1,133**	10,115	12,146
	37,324	37,511	68,483
Investment expenses			
Other investment expenses	**(2,785)**	(1,983)	(3,975)
Unrealised investment losses			
Movement during the year	**(29,155)**	(984)	(29,173)
Actual investment return	**5,384**	34,544	35,335
Longer-term investment return			
Longer-term investment return	**40,531**	26,727	57,811
Actual investment return excluding gain on subordinated preferreds	**(5,384)**	(34,544)	(35,335)
Effect of short-term fluctuations over the period	**35,147**	(7,817)	22,476

The longer-term investment return is calculated for each business segment and based on the average invested assets and the expected longer-term rate of return on those assets having regard to the relevant economic and market forecasts. The Group has selected an overall rate of 4.5%.

5 Taxation

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 restated (note 8) $'000	Year to 31 December 2003 audited $'000
The (charge) for taxation comprises:			
Current taxation	**(3,854)**	(965)	(1,890)
Deferred taxation	**(3,862)**	(5,759)	(11,638)
	(7,716)	(6,724)	(13,528)
The credit/(charge) for taxation can be analysed as follows:			
Tax on operating profit	**(15,207)**	(6,798)	(17,778)
Tax on short-term fluctuations in investment return	**6,851**	(461)	3,119
Tax on movement in claims equalisation provision	**640**	535	1,131
	(7,716)	(6,724)	(13,528)

In accordance with the ASB statement "Interim Reports" the charge for taxation is based on a calculation of the estimated annual effective tax rate.

The deferred tax asset/(provision) is included within other debtors, this comprises:

	As at 30 June 2004 unaudited $'000	As at 30 June 2003 audited $'000	As at 31 December 2003 audited $'000
Tax losses and disclaimed technical reserves	**34,132**	41,552	29,152
Other timing differences	**(5,179)**	(1,491)	4,615
Balance as at end of period	**28,953**	40,061	33,767

	As at 30 June 2004 unaudited $'000	As at 30 June 2003 audited $'000	As at 31 December 2003 audited $'000
Balance as at beginning of period	**33,767**	46,657	46,657
Charge for the period	**(3,862)**	(5,759)	(11,638)
Exchange movement	**(952)**	(837)	(1,252)
Balance as at end of period	**28,953**	40,061	33,767

6 *Movement in consolidated shareholders' funds*

Six months to 30 June 2004 (unaudited)	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2004	**1,747**	**633,053**	**75,644**	**14,958**	**725,402**
Share issues	–	**66**	–	–	**66**
Capital raising expenses	–	–	**(263)**	–	**(263)**
Share repurchase and cancellation	**(1)**	**(595)**	–	–	**(596)**
Retained profit for the financial period	–	–	–	**11,198**	**11,198**
Exchange differences	–	–	–	**(1,895)**	**(1,895)**
As at 30 June 2004	**1,746**	**632,524**	**75,381**	**24,261**	**733,912**

Six months to 30 June 2003 (audited)	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2003	53	361,407	99,367	(50,287)	410,540
Transfer from share premium account to profit and loss account	–	(18,628)	–	18,628	–
Share issues	–	3,350	–	–	3,350
Share repurchase and cancellation	–	(697)	–	–	(697)
Retained profit for the financial period	–	–	–	34,635	34,635
Exchange differences	–	–	–	(2,901)	(2,901)
As at 30 June 2003	53	345,432	99,367	75	444,927

Year to 31 December 2003 (audited)	Share capital $'000	Share premium $'000	Capital reserve $'000	Profit and loss account $'000	Total $'000
As at 1 January 2003	53	361,407	99,367	(50,287)	410,540
Transfer from share premium account to profit and loss account	–	(18,628)	–	18,628	–
Share issues	1,694	292,105	–	–	293,799
Capital raising expenses	–	–	(23,723)	–	(23,723)
Share repurchase and cancellation	–	(1,831)	–	–	(1,831)
Retained profit for the financial period	–	–	–	48,510	48,510
Exchange differences	–	–	–	(1,893)	(1,893)
As at 31 December 2003	1,747	633,053	75,644	14,958	725,402

6 Movement in consolidated shareholders' funds continued

Minority interest (subordinated preferred equity)

	As at 30 June 2004		As at 30 June 2003		As at 31 December 2003	
	unaudited Number	$'000	audited Number	$'000	audited Number	$'000
Redeemable 6% preferred shares of $1 Authorised, issued and fully paid	–	–	30,000	30,000	–	–
Redeemable 6% preferred shares of $0.01 par value Authorised, issued and fully paid – purchase price of $100	–	–	200	20,000	–	–
		–		50,000		–

7 Claims outstanding

	As at 30 June 2004 unaudited $'000	As at 30 June 2003 audited $'000	As at 31 December 2003 audited $'000
Gross			
Provision for claims outstanding, reported and not reported	**1,591,807**	1,283,575	1,463,702
Discount	**(104,305)**	(79,941)	(80,020)
	1,487,502	1,203,634	1,383,682
Claims handling provisions	**17,533**	17,318	14,869
	1,505,035	1,220,952	1,398,551
Reinsurance			
Provision for claims outstanding, reported and not reported	**(755,933)**	(743,120)	(762,089)
Discount	**48,545**	56,344	35,528
	(707,388)	(686,776)	(726,561)
Claims outstanding net of reinsurance	**797,647**	534,176	671,990

8 Prior year adjustments

Longer-term rate of return
The Group allocates investment income to the technical account from the non-technical account using the longer-term rate of return as recommended for listed companies per the ABI SORP.
As this is a reallocation of the investment return within the profit and loss account it has no impact on profit for the financial period/year attributable to equity shareholders or the shareholders' funds attributable to equity interests.

The impact of the change in accounting policy is as follows:

	Six months to 30 June 2003 $'000	Year to 31 December 2003 $'000
Operating profit under the old policy	34,010	75,336
Short-term fluctuations in investment return as previously stated	9,131	(17,027)
Movement in claims equalisation provision	(1,782)	(3,771)
Profit on ordinary activities before tax	41,359	54,538
Operating profit under the new policy	35,324	80,785
Short-term fluctuations in investment return as restated	7,817	(22,476)
Movement in claims equalisation provision	(1,782)	(3,771)
Profit on ordinary activities before tax	41,359	54,538

The change also has an impact on the balance on the technical account for general business as detailed in the table below:

Balance on the technical account – general business under the old policy	9,271	23,921
Allocated investment return transferred from the non-technical account	26,727	57,811
Balance on the technical account – general business as restated	35,998	81,732

9 Dividend

The ordinary dividends in the profit and loss account comprise:

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
Ordinary dividend			
Interim – $0.03 per share (2003: nil)	**5,238**	–	–
Final – (2003: nil)	–	–	–
	5,238	–	–

The Board has declared an interim dividend of three cents per common share payable on 19 November 2004 to shareholders on the register of members at the close of business on 22 October 2004.

Dividends are declared in US Dollars but may be paid in US Dollars, British Pounds or Swiss Francs. Shareholders may make an election to have their dividends paid in British Pounds or Swiss Francs by completing a currency election form and returning it to the paying agent Capita IRG plc by 22 October 2004. A currency election form can be obtained from Capita IRG plc. If no election is made, shareholders will be paid their dividends in US Dollars. The British Pound or Swiss Franc equivalent of the interim dividend will be calculated by reference to a rate prevailing on 29 October 2004.

10 Related party transactions

Kohlberg Kravis Roberts & Co.
The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co., L.P., an affiliate of KKR 1996 Fund (Overseas) Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder. As at 30 June 2004 Kohlberg Kravis Roberts & Co. and Fisher Capital Corp. L.L.C. have received $375,000 and $175,000 respectively.

Loans to officers
Loans to officers are interest bearing and made on consistent terms as those to other employees. As at 30 June 2004 the Group had loans to officers of $759,250 (30 June 2003: $969,211). The number of officers that had outstanding loans at 30 June 2004 was 8 (30 June 2003: 10).

Bristol West Insurance Group
During 2003 and 2004, Alea London Limited underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group (Bristol West), a public company traded on the New York Stock Exchange, in which a KKR fund other than KKR 1996 Fund (Overseas), Limited Partnership, has a significant interest.

10 Related party transactions continued

The contract was priced and terms and conditions established on an arm's length basis by an unrelated lead underwriter and found to be acceptable by the Company using the Company's normal actuarial practices.

Mr James R Fisher, a director of the Company, is Chairman of the Board and Chief Executive Officer of Bristol West and as of 30 June 2004 may be deemed to have beneficial interests in some or all of 988,736 shares or options to acquire shares of Bristol West representing approximately 3.1% of the outstanding shares.

Messrs. T Fisher, P Golkin and S Nuttall are also directors of Bristol West and may be deemed to have beneficial interests in some or all of the shares in Bristol West controlled by affiliates of Kohlberg Kravis Roberts & Co.. These interests represent 38.7% of the issued share capital at 30 June 2004.

The co-participating reinsurers on the contract are companies unrelated to either the Company, Bristol West, KKR or Mr J Fisher. The contract had the following impact on the profit and loss account, balance sheet and cash flows of the Group:

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
General business technical account			
Gross premiums written	**116,904**	167,740	158,500
Gross premiums earned	**70,406**	51,658	126,341
Incurred losses	**(56,325)**	(41,326)	(101,072)
Acquisition expenses	**(11,971)**	(8,782)	(21,479)
Balance on technical account	**2,110**	1,550	3,790
Cash flows			
Premium received	**182,651**	63,329	121,277
Claims paid	**(109,605)**	(30,007)	(65,813)

10 Related party transactions continued

	As at 30 June 2004 unaudited $'000	As at 30 June 2003 audited $'000	As at 31 December 2003 audited $'000
Balance sheet			
Cash received	**73,046**	33,322	55,464
Reinsurance debtors	**99,882**	129,846	64,228
Deferred acquisition costs	**17,277**	23,639	9,372
Claims incurred	**(81,416)**	(44,943)	(68,883)
Unearned premium reserves	**(101,628)**	(139,053)	(55,130)
Retained profit	**7,161**	2,811	5,051

No amounts have been written off in respect of debts due to or from Bristol West.

11 Net cash flow from operating activities

	Six months to 30 June 2004 unaudited $'000	Six months to 30 June 2003 audited $'000	Year to 31 December 2003 audited $'000
Profit on ordinary activities before tax	**24,152**	41,359	54,538
Depreciation of tangible assets	**3,238**	2,613	5,868
(Profit) on disposal of tangible assets	**(460)**	–	(289)
Changes to market value and currencies on investments	**41,045**	(1,757)	(24,893)
(Gains)/losses on foreign exchange	**(2,353)**	638	9,095
Change in debtors arising out of re/insurance operations	**(207,122)**	(270,058)	(109,423)
Change in amounts due from reinsurance operations not transferring significant insurance risk	**10,509**	14,954	6,044
Change in other assets	**(628)**	7,890	(1,475)
Change in prepayments and accrued income	**372**	4,457	(1,395)
Change in technical provisions	**422,425**	385,586	481,416
Change in claims equalisation provision	**2,135**	1,782	3,771
Change in reinsurers' share of technical provisions	**(70,663)**	(125,249)	(165,849)
Change in deposits with ceding undertakings	**(5,412)**	(15,046)	(13,407)
Change in reinsurance deposits and creditors	**5,881**	90,095	12,360
Change in liabilities from reinsurance operations not transferring significant insurance risk	**(10,338)**	(17,915)	(8,811)
Change in other creditors	**(664)**	(919)	(2,733)
Change in accruals and deferred income	**(16,662)**	12,091	1,442
Debt interest expense	**2,154**	2,456	4,718
Net cash inflow from operating activities	**197,609**	132,977	250,977

Independent Review Report to Alea Group Holdings (Bermuda) Ltd

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting polices and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
London

20 September 2004

esigned and produced by GA Corporate Marketing

Crown House
4 Par-la-Ville Road
PO Box 2983
Hamilton HM 08
Bermuda
T +1441 (0)296 9150
F +1441 (0)296 9152
www.aleagroup.com

RECEIVED
2005 MAY 25 P 3:01
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Alea

Global Offer

Joint Global Co-ordinators and Joint Bookrunners
Goldman Sachs International and Merrill Lynch International

A copy of this document, which comprises listing particulars relating to Alea Group Holdings (Bermuda) Ltd. as required by the Listing Rules made under section 74 of the Financial Services and Markets Act 2000, has been delivered to the Registrar of Companies in England and Wales for registration as required by section 83 of that Act and to the Registrar of Companies in Bermuda pursuant to Part III of the Bermuda Companies Act.

Application has been made to the UK Listing Authority and to the London Stock Exchange respectively for admission of all of the Common Shares issued and to be issued: (i) to the Official List; and (ii) to the London Stock Exchange's market for listed securities. Conditional dealings in the Common Shares are expected to commence on the London Stock Exchange on 14 November 2003. It is expected that Admission to Listing and Admission to Trading will become effective and that unconditional dealings in the Common Shares will commence on the London Stock Exchange on 19 November 2003. **All dealings before the commencement of unconditional dealings will be on a "when issued basis" and will be of no effect if Admission does not take place. Such dealings will be at the sole risk of the parties concerned.**

Goldman Sachs International and Merrill Lynch International are acting for Alea Group Holdings (Bermuda) Ltd. and no one else in connection with the Global Offer and will not be responsible to anyone other than Alea Group Holdings (Bermuda) Ltd. for providing the protections afforded to clients of Goldman Sachs International or Merrill Lynch International, respectively, or for providing advice in relation to the Global Offer or any transaction or arrangement referred to in this document.

The Directors and the Proposed Directors of Alea Group Holdings (Bermuda) Ltd., whose names appear on page 8 of this document, accept responsibility for the information contained in this document. To the best of the knowledge and belief of the Directors and the Proposed Directors (who have taken all reasonable care to ensure that such is the case), the information contained in this document is in accordance with the facts and does not omit anything likely to affect the import of such information.

Alea Group Holdings (Bermuda) Ltd.

(Incorporated and registered in Bermuda under registration number 31408)

Global Offer of 66,000,000 Common Shares of $0.01 each at an Offer Price of 250p per Common Share

---

Common Share capital immediately following Admission assuming no exercise of the Over-Allotment Option

Authorised			*Issued and fully paid*	
Nominal Value	*Number*		*Nominal Value*	*Number*
$10,000,000	1,000,000,000	Common Shares of $0.01 each	$1,731,267	173,126,674

Joint Global Co-ordinators, Joint Bookrunners, Joint Financial Advisers and Joint Sponsors

Goldman Sachs International

Merrill Lynch International

Co-Managers

ABN AMRO Rothschild

Banc of America Securities

Credit Suisse First Boston

The Common Shares now being offered will carry the right to receive all dividends and distributions declared, made or paid on or in respect of the issued Common Shares after Admission and otherwise will be identical to and will rank *pari passu* in all respects with the other issued Common Shares.

Prospective investors should read the entire document and, in particular, Part 4: Risk Factors when considering an investment in the Group.

Investors should rely only on the information in this document. No person has been authorised to give any information or make any representations other than those contained in this document and, if given or made, such information or representations must not be relied on as having been authorised by the Company nor any of the Joint Global Co-ordinators nor the Underwriters. Neither the delivery of this document nor any subscription or purchase made under this document shall, under any circumstances, create any implication that there has been no change in the affairs of the Group since, or that the information contained herein is correct at any time subsequent to, the date of this document.

The contents of this document are not to be construed as legal, financial or tax advice. Each prospective investor should consult his, her or its own legal adviser or financial adviser for legal, financial or tax advice.

Apart from the responsibilities and liabilities, if any, which may be imposed on them by FSMA or the regulatory regime established thereunder, the Joint Global Co-ordinators and the Underwriters accept no responsibility whatsoever for the contents of this document nor for any other statement made or purported to be made by them or on their behalf in connection with the Company or the Common Shares. The Joint Global Co-ordinators and the Underwriters accordingly disclaim all and any liability whether arising in tort or contract (save as referred to above) which they might otherwise have in respect of this document and any such statement.

The distribution of this document in other jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities law of any such jurisdictions. The Global Offer and the distribution of this document are subject to the restrictions set out in paragraph 14 of Part 10: Additional Information.

Over-Allotment and Stabilisation

In connection with the Global Offer, the Company has granted to Goldman Sachs International and Merrill Lynch International, on behalf of the Underwriters, the Over-Allotment Option which is exercisable in whole or in part, upon notice by Goldman Sachs International and Merrill Lynch International, for the period commencing with the date of this document and ending 30 days after the date of Admission. Pursuant to the Over-Allotment Option, Goldman Sachs International and Merrill Lynch International may require the Company to issue up to 9,900,000 additional Common Shares at the Offer Price to cover over-allotments, if any, which may be made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Any Common Shares issued by the Company following the exercise of the Over-Allotment Option will be issued on the same terms and conditions as the Common Shares being issued in the Global Offer.

In connection with the Global Offer, Merrill Lynch International or any of its agents may over-allot or effect other transactions with a view to supporting the market price of the Common Shares or any options, warrants or rights with respect to, or interests in, the Common Shares, in each case at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in over-the-counter markets or otherwise. There is no obligation on Merrill Lynch International or any of its agents to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law, neither Merrill Lynch International nor any of its agents intends to disclose the extent of any stabilisation transactions under the Global Offer.

In connection with the Global Offer, each of the Joint Global Co-ordinators and the Underwriters and any of their respective affiliates acting as an investor for its or their own account(s) may subscribe for Common Shares and, in that capacity, may retain, purchase, sell, offer to sell or otherwise deal for its or their own account(s) in such securities, any other securities of the Company or other related investments in connection with the Global Offer or otherwise. Accordingly, references in this document to the Common Shares being issued, offered, subscribed or otherwise dealt with should be read as including any issue or offer to, or subscription or dealing by, the Underwriters and any of their affiliates acting as an investor for its or their own account(s). The Joint Global Co-ordinators and the Underwriters do not intend to disclose the extent of any such investment or transactions otherwise than in accordance with any legal or regulatory obligation to do so.

Depositary Interests

Depositary Interests in respect of the underlying Common Shares will be allocated to successful applicants in the Global Offer. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system. Further details of the Depositary Interests are set out in paragraph 5 of Part 3: Global Offer and in paragraph 18 of Part 10: Additional Information. All references to "Common Shares" in this document shall be deemed, where the context permits, to be references to the Depositary Interests.

Notice

This document does not constitute an offer to sell, or the solicitation of an offer to subscribe for or buy, Common Shares in any jurisdiction in which such offer or solicitation is unlawful and is not for distribution in and into the United States, Australia, Canada or Japan. In particular, the Common Shares offered by this document have not been and will not be registered under the Securities Act, under the applicable State securities laws of the United States or under the applicable securities laws of Australia, Canada or Japan and, subject to certain exceptions, may not be offered or sold directly, or indirectly, in or into the United States, Australia, Canada or Japan, or to any person resident in Australia, Canada or Japan.

The Underwriters may arrange for the offer and sale of Common Shares in the United States only to persons reasonably believed to be qualified institutional buyers (as defined in Rule 144A under the Securities Act) in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act. Prospective purchasers are hereby notified that the sellers of the Common Shares may be relying on the exemption from the provisions of section 5 of the Securities Act provided by Rule 144A. For a description of certain restrictions on offers, sales and transfers of the Common Shares, see paragraph 14 of Part 10: Additional Information.

No US federal or State securities commission or regulatory authority has approved or disapproved of the Common Shares or passed upon the adequacy or accuracy of this document. Any representation to the contrary is a criminal offence in the United States.

Notwithstanding anything in this document to the contrary, the Group and each prospective investor (and any employee, representative or other agent of the Group or any prospective investor) may disclose to any and all persons, without limitation of any kind, the US federal income tax treatment and tax structure of the transactions contemplated by this document and all materials of any kind (including opinions or other tax analyses) that are provided to it relating to such tax treatment and tax structure. However, any such information relating to the US federal income tax treatment or tax structure is required to be kept confidential to the extent necessary to comply with any applicable securities laws.

Available Information

The Company has agreed that, so long as the Common Shares are "restricted securities" within the meaning of Rule 144(a)(3) under the Securities Act, the Company will, during any period in which the Company is neither subject to Section 13 or 15(d) of the Exchange Act nor exempt from reporting pursuant to Rule 12g3-2(b) thereunder, furnish, upon request, to any holder or beneficial owner of Common Shares offered hereby, or any prospective purchaser designated by such holder or beneficial owner, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

Enforceability of Civil Liabilities

The Company is incorporated under the laws of Bermuda. Certain of its Directors and officers and some of the experts named in this document reside outside the United States. In addition, a substantial portion of the Company's assets and the assets of its Directors and officers are or may be located outside of the United States. It may not be possible, therefore, to effect service of process within the United States upon the Company or its Directors or officers or such experts or to enforce in US courts judgments against them obtained in those courts based upon the civil liability provisions of the federal securities laws of the United States. Clifford Chance LLP, the Company's English legal adviser, has advised the Company that there is substantial doubt as to the enforceability in England and Wales, whether by original action or by seeking to enforce a judgment of a US court, of claims based on the federal securities laws of the United States. The Company has been advised by its Bermuda counsel, Appleby, Spurling & Kempe that uncertainty exists as to whether courts in Bermuda will enforce judgements of US courts based upon the civil liability provisions of the United States federal securities laws, or entertain an original action to enforce liabilities against the Company or its Directors and officers and any experts named in this document who reside outside the United States based solely upon United States federal securities laws.

There is a treaty between Bermuda and the United Kingdom whereby a judgment obtained in the superior courts of the United Kingdom would be enforced by the Supreme Court of Bermuda without a re-examination of the merits of the case. The Company has been advised by Appleby Spurling & Kempe that such enforcement would be subject to the provisions of the Judgments (Reciprocal Enforcement) Act 1958 which stipulates that judgments will only be enforced provided that: (i) the judgment is final and conclusive, notwithstanding that an appeal may be pending against it or it may still be subject to an appeal in such country; (ii) the judgment has not been given on appeal from a court which is not a superior court; and (iii) the judgment is duly registered in the Supreme Court of Bermuda in circumstances in which its registration is not liable thereafter to be set aside.

NOTICE TO NEW HAMPSHIRE RESIDENTS ONLY

NEITHER THE FACT THAT A REGISTRATION STATEMENT OR AN APPLICATION FOR A LICENCE HAS BEEN FILED UNDER CHAPTER 421-B OF THE NEW HAMPSHIRE REVISED STATUTES ("RSA 421-B") WITH THE STATE OF NEW HAMPSHIRE NOR THE FACT THAT A SECURITY IS EFFECTIVELY REGISTERED OR A PERSON IS LICENSED IN THE STATE OF NEW HAMPSHIRE CONSTITUTES A FINDING BY THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE THAT ANY DOCUMENT FILED UNDER RSA 421-B IS TRUE, COMPLETE AND NOT MISLEADING. NEITHER ANY SUCH FACT NOR THE FACT THAT AN EXEMPTION OR EXCEPTION IS AVAILABLE FOR A SECURITY OR A TRANSACTION MEANS THAT THE SECRETARY OF STATE OF THE STATE OF NEW HAMPSHIRE HAS PASSED IN ANY WAY UPON THE MERITS OR QUALIFICATIONS OF, OR RECOMMENDED OR GIVEN APPROVAL TO, ANY PERSON, SECURITY OR TRANSACTION. IT IS UNLAWFUL TO MAKE OR CAUSE TO BE MADE TO ANY PROSPECTIVE PURCHASER, CUSTOMER OR CLIENT ANY REPRESENTATION INCONSISTENT WITH THE PROVISIONS OF THIS PARAGRAPH.

Forward-looking Statements

Some of the statements under Key Information, Part 1: Information on the Group, Part 4: Risk Factors and Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations and elsewhere in this document may include forward-looking statements which reflect the Group's or, as appropriate, the Directors' current views with respect to future events and financial performance. These statements include forward-looking statements both with respect to the Group specifically and the insurance and reinsurance sectors in general. Statements which include the words "expect," "intend," "plan," "believe," "project," "anticipate," "will" and similar statements of a future or forward-looking nature identify forward-looking statements for purposes of the US federal securities laws or otherwise.

All forward-looking statements address matters that involve risks and uncertainties. Accordingly, there are or will be important factors that could cause the Group's actual results to differ materially from those indicated in these statements. These factors include but are not limited to those described in Part 4: Risk Factors, which should be read in conjunction with the other cautionary statements that are included in this document. These forward-looking statements speak only as of the date of this document. Subject to any continuing obligations under the Listing Rules, the Company undertakes no obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise.

If one or more of these or other risks or uncertainties materialise, or if the Group's underlying assumptions prove to be incorrect, actual results may vary materially from those projected. Any forward-looking statements you read in this document reflect the Group's current views with respect to future events and are subject to these and other risks, uncertainties and assumptions relating to the Group's operations, results of operations, growth strategy and liquidity. All subsequent written and oral forward-looking statements attributable to the Group or individuals acting on behalf of the Group are expressly qualified in their entirety by this paragraph. You should specifically consider the factors identified in this document which could cause actual results to differ before making an investment decision.

Presentation of Financial Information

Unless otherwise indicated, the financial information in this document has been prepared in accordance with UK GAAP. UK GAAP differs in certain significant respects from US GAAP and IFRS. The Company has not quantified the impact of those differences. In making an investment decision, potential investors must rely on their own examination of the Group, the terms of the Global Offer and the financial information in this document. Potential investors should consult their own professional advisers for an understanding of the differences between UK GAAP and US GAAP and between UK GAAP and IFRS. For a summary of the most significant differences between UK GAAP and US GAAP and information on IFRS, as relates to the Group, see Part 12: Summary of Significant Differences between UK GAAP and US GAAP and Information on International Financial Reporting Standards.

Certain numerical figures contained in this document, including financial information, have been subject to rounding adjustments. Accordingly, in certain instances, the sum of the numbers in a column or a row in tables contained in this document may not conform exactly to the total figure given for that column or row. In this document, the letters "nm" mean "not meaningful".

Economic and Industry Data

Economic and industry data used throughout this document is derived from various industry and other independent sources. Industry publications generally state that the information they contain has been obtained from sources believed to be reliable, but that the accuracy and completeness of such information is not guaranteed. While the Directors (who have taken all reasonable care to ensure such is the case) believe the information contained in this document to be in accordance with the facts and not to omit anything likely to affect the import of such information, the Company has not independently verified this information and its accuracy and completeness is not guaranteed.

Currencies

Unless otherwise indicated, all references in this document to "pounds sterling", "£", "pence" or "p" are to the lawful currency of the UK, all references to "$", "US$" or "US dollars" are to the lawful currency of the US, all references to "CHF" or "Swiss francs" are to the lawful currency of Switzerland, all references to "BMD" or "Bermudan dollars" are to the lawful currency of Bermuda, all references to "Canadian dollars" are to the lawful currency of Canada and all references to "€" or "euros" are to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

References to Defined Terms

Certain terms used in this document, including certain capitalised terms and certain technical and other terms, are defined, and certain selected insurance and reinsurance terms used in this document are defined or explained, in Part 13: Definitions and Glossary.

CONTENTS

GLOBAL OFFER STATISTICS

The Global Offer statistics in this document are subject to change at the determination of Goldman Sachs International, and Merrill Lynch International and the Company.

Offer Price	250p
Number of Common Shares being offered	66,000,000
Number of Common Shares subject to the Over-Allotment Option[1]	9,900,000
Percentage of enlarged issued Common Share capital being offered	38.2%
Number of Common Shares in issue following the Global Offer[2]	173,126,674
Market capitalisation at the Offer Price	£432,816,685
Estimated net proceeds of the Global Offer receivable by the Company[3]	£151,425,472

(1) *The number of Common Shares subject to the Over-Allotment Option will be, in aggregate, equal to 15% of the total number of Common Shares to be issued in the Global Offer.*

(2) *John Reeve, R. Glenn Hilliard and Nigel Shepherd have agreed, conditionally on Admission, to subscribe for 100,000, 100,000 and 9,954 Common Shares respectively at the Offer Price but not as part of the Global Offer. The Common Shares to be subscribed by Mr Reeve and Mr Hilliard will be subject to the lock-up provisions described in paragraph 19 of Part 10: Additional Information.*

(3) *The estimated net proceeds to the Company are stated after deduction of estimated underwriting commissions and other fees and expenses of the Global Offer payable by the Company, expected to be approximately £13,574,528, and assuming the Over-Allotment Option is not exercised.*

EXPECTED TIMETABLE OF PRINCIPAL EVENTS

Conditional dealings in Common Shares commence[1]	8:00 a.m. on 14 November 2003
Admission and unconditional dealings in Common Shares commence	8:00 a.m. on 19 November 2003
Depositary Interests credited to CREST accounts	19 November 2003

Each of the times and dates is subject to change without further notice. References to time are to London time.

(1) *It should be noted that if Admission does not occur, all conditional dealings will be of no effect and any such dealings will be at the sole risk of the parties concerned.*

DIRECTORS AND SECRETARY

Directors

Current:

Dennis W. Purkiss	Chief Executive Officer
Timothy C. Faries	Non-Executive Director
James R. Fisher	Non-Executive Director
Todd A. Fisher	Non-Executive Director
Perry Golkin	Non-Executive Director
Scott C. Nuttall	Non-Executive Director

Proposed:

Amanda J. Atkins	Chief Financial Officer
R. Glenn Hilliard	Non-Executive Director
John Reeve	Non-Executive Chairman

all of

Crown House
3rd Floor
P.O. Box HM 2983
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

Company Secretary

Cheryl Harney of AS&K Services Ltd.

Group Secretary and General Counsel

George P. Judd

Registered office

Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Head Office

Crown House
3rd Floor
P.O. Box HM 2983
4 Par-la-Ville Road
Hamilton HM 08
Bermuda

ADVISERS

Joint Global Co-ordinators, Joint Bookrunners, Joint Financial Advisers and Joint Sponsors	Goldman Sachs International Peterborough Court 133 Fleet Street London EC4A 2BB	Merrill Lynch International 2 King Edward Street London EC1A 1HQ
Co-Managers	ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each acting through ABN AMRO Rothschild, an unincorporated equity capital markets joint venture) 250 Bishopsgate London EC2M 4AA	
	Banc of America Securities Limited 1 Alie Street London E1 8DE	
	Credit Suisse First Boston (Europe) Limited 1 Cabot Square Canary Wharf London E14 4QJ	
Auditors to the Company and Reporting Accountants	Deloitte & Touche LLP 1 Stonecutter Street London EC4A 4TR	
Legal Advisers to the Company as to English law	Clifford Chance LLP 10 Upper Bank Street London E14 5JJ	
Legal Advisers to the Company as to US law	Simpson Thacher & Bartlett LLP CityPoint One Ropemaker Street London EC2Y 9HU	
Legal Advisers to the Company as to Bermudan law	Appleby Spurling & Kempe Canon's Court 22 Victoria Street Hamilton HM12 Bermuda	
Legal Advisers to the Joint Global Co-ordinators and the Underwriters as to English and US law	Linklaters One Silk Street London EC2Y 8HQ	
UK Transfer Agent, Receiving Agent and Depositary Interests Registrar	Capita IRG Plc The Registry 34 Beckenham Road Beckenham Kent BR3 4TU	
US Transfer Agent and Registrar	Mellon Investor Services LLC Overpeck Centre 85 Challenger Road Ridgefield Park New Jersey 07660 United States of America	

The following information should be read in conjunction with the full text of this document. Prospective investors should read the whole document and not rely exclusively on the information contained in this section. ***For a discussion of certain risks facing the Group, prospective investors should also read Part 4: Risk Factors.***

1. Overview

The Group is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. The Group has expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and maintains a significant presence in major insurance and reinsurance markets worldwide. The Group is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Sweden, Australia and Jersey. At 30 September 2003, the Group had 375 employees.

The Group has its origins in an investment thesis developed in 1997 by KKR Fund, the Group's major shareholder: to create a new global reinsurer focused on generating sustainable profitability and growth over the longer term. The core of this thesis was that underwriting discipline, strong controls, broad capabilities in both reinsurance and select insurance markets, a focus on less volatile lines of business and long-term relationships with small to medium-sized clients would result in sustainable profitability in any market environment. Over the past six years, the Group has acquired or built the talent, local infrastructure, licences and client relationships to be able to react quickly to attractive return opportunities in the major markets worldwide. The Group has leveraged this platform to develop a sizeable book of business diversified by class and geography.

The Directors believe that the Group has in place an attractive combination of the benefits enjoyed by both the traditional participants and the new entrants in the insurance and reinsurance markets. Like the traditional participants, the Group has a stream of renewal business and the necessary infrastructure and licences to access both insurance and reinsurance markets. Like the new entrants, the Group has a strong balance sheet and prudent reinsurance protection. Furthermore, the Directors believe the Group has minimal remaining unreserved exposure to asbestos and environmental liability.

The Group had total assets of $3,223.7 million and shareholders' funds of $444.9 million at 30 June 2003. Gross premiums written were $771.8 million in the six-month period to 30 June 2003 and $931.6 million in the twelve-month period to 31 December 2002. The Group's combined ratio excluding claims equalisation expense was 97.1% for the six-month period to 30 June 2003 and 103.6% for the twelve-month period to 31 December 2002. Operating profit after tax (excluding investment gains and losses and claims equalisation provision movements) for the six-month period ending 30 June 2003 and for the twelve-month period ending 31 December 2002 was $27.2 million and $23.2 million respectively. Profit attributable to shareholders for the six-month period to 30 June 2003 and the twelve-month period to 31 December 2002 was $34.6 million and $54.6 million respectively. The Group's return on average equity based on operating profit after tax (excluding investment gains and losses and claims equalisation provision movements) was 6.4% for the six-month period to 30 June 2003. The Group's total return on average equity based on profit attributable to shareholders was 8.1% for the six-month period to 30 June 2003.

2. Competitive Strengths

The Group has focused on developing a scalable, financially sound medium-sized reinsurance and specialty insurance company with the following strengths:

- *Global and Diversified Business Base*

  The Group is a global business with operations in major insurance and reinsurance markets worldwide. The combination of locally licensed operating companies and access to the Group's global underwriting expertise provides the Group with an excellent distribution platform for its products. These capabilities enable the Group to take advantage of changing market dynamics and write the most attractively priced business. The Group has a diversified mix of business between insurance and reinsurance, by class of business written and by geography, reducing aggregation of risk in its portfolio and thus overall volatility.

- *High Quality and Scalable Operating Controls, Systems and Infrastructure*

  Since the Group's inception it has focused on developing a strong, control-oriented and scalable infrastructure, providing the framework within which to grow its business while ensuring the continued rigour of its control and risk management processes.

- *Strong Culture of Underwriting Discipline*

  The Group has a strong culture of underwriting for profit. The Group sets minimum return on equity and net present value targets in all its pricing models. The Group utilises rigorous peer and actuarial review processes. Furthermore, the Group's underwriting systems carry a comprehensive record of each underwriting file and are accessible globally to facilitate this process.

- *Experienced and Incentivised Management and Underwriting Teams*

  The Group's management team consists of experienced reinsurance executives who have spent an average of over 22 years in the industry. The executive team is supported by a strong cadre of management talent who provide depth and sustainability to the Group's development and execution of its strategies. At 30 September 2003, the Group had 375 employees including 84 underwriting staff, 21 actuaries and 35 claims staff. At 30 September 2003, employees of the Group owned approximately 12% of the Company on a fully diluted basis and accordingly have a strong personal interest in the success of the Group.

- *Broad and Long-Standing Market and Client Relationships*

  The Group's management and senior underwriting personnel have long-standing relationships with major insurance brokers worldwide. The Group has placed particular emphasis on developing relationships with a number of the small to medium-sized insurers and the brokers that handle the Group's targeted client base of smaller and specialty insurance companies. These include small to medium-sized speciality and mutual companies that are generally more reliant upon reinsurance than larger companies. The Directors believe that these dynamics allow the Group greater ability to negotiate favourable pricing and terms and therefore generate more sustainable earnings.

- *Business Model with High Barriers to Entry*

  The Group's business model benefits from high barriers to entry by focusing on building capabilities and acquiring licences in local markets, allowing it to serve its targeted small and medium-sized client base with both traditional reinsurance products and specialty, customised insurance and reinsurance solutions.

- *Strong Balance Sheet and Efficient Capital Structure*

  The Group has a high quality investment portfolio and utilises prudent loss reserving processes. The Directors believe that the Group only has incidental net exposure to the US property and casualty marketplace prior to 1999. With its holding company domiciled in Bermuda, and the ability to cede business to Alea (Bermuda) Ltd., in which the Group has invested the majority of its capital, the Group has an efficient capital structure.

- *Experienced Major Shareholder*

  The Company's major shareholder is KKR Fund which is connected to Kohlberg Kravis Roberts, a leading investment firm. Kohlberg Kravis Roberts has significant investment experience in the insurance and reinsurance industries. Kohlberg Kravis Roberts' prior investments in the insurance industry include those in American Re Corporation, Willis Group Holdings, Canadian General Insurance and the Bristol West Insurance Group.

3. Strategy

The Group's strategy has remained consistent over the last several years and can be summarised as follows:

- *Underwrite for Profit and Return on Equity*

  The Group has been and will remain strongly focused on profitability in its underwriting and management decisions. Following the build-up of its global operations, the Group was able to achieve a return on average equity based on operating profit after tax (excluding investment gains and losses and claims equalisation provision movements) of 6.4% for the six-month period to 30 June 2003.

- *Focus on Less Volatile, Sustainable Business*

  The Group strives to reduce the volatility of its operating results by focusing on lines of business, such as working layer casualty business, with the most predictable claim profile characteristics. The Group's objective is to establish, in respect of its reinsurance business, long-term relationships with its target client base of small to medium-sized insurers. These clients are more heavily reliant upon reinsurance due to their smaller capital bases. As such, their demand for reinsurance is generally more consistent than that of larger insurers, who purchase reinsurance more opportunistically. The Directors believe that competition for this business is reduced due to smaller average premiums and greater licensing and infrastructure requirements to service numerous small clients.

- *Generating Profitability and Growth in the Group's Reinsurance Business*

  The Group aims to continue to capitalise on increasing demand for reinsurance, reduced competition and favourable pricing trends, and will seek to grow profitability with its target clients. In particular, in the six-month period to 30 June 2003, the Group grew its European reinsurance business by 51% and its casualty reinsurance business by 77% as compared to the six-month period to 30 June 2002.

- *Generating Profitability and Growth in Select Insurance Markets*

  The Group is also focused on growth opportunities in select insurance markets, such as excess and surplus lines, which have performed consistently well, and the alternative risk market, which now comprises approximately 50% of the US property and casualty industry and is growing in Europe and the United Kingdom.

- *Capitalise on Existing Relationships and Business*

  The Group aims to continue to build on its existing business and strong client and broker relationships. The Group had $931.6 million of GPW in 2002, a substantial portion of which is available for renewal in 2003, providing a sizeable basis from which to grow.

- *Continue to Focus on Controls Infrastructure and IT Systems*

  The Group's strategy is to continue to focus on its controls and IT infrastructure and to utilise its stringent underwriting processes to ensure that it does not write business that does not meet its underwriting guidelines.

- *Maintain a Conservative Balance Sheet and Strong Financial Ratings*

  The Group's balance sheet strategy is built around generating optimal returns from its underwriting premiums while minimising investment risk and utilising prudent loss reserving processes. The Group will manage its business and capital structure towards maintaining a conservative balance sheet and strong financial ratings over the long term.

4. Current Trading and Prospects

The Group's financial year ended on 31 December 2002 and a summary of the results for the six-month period ended 30 June 2003 compared to the six-month period ended 30 June 2002 is set out in Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations. Since 30 June 2003, the Directors believe that the Group has continued to expand its business base across all of the Group's key focus areas. In insurance, both the alternative risk and excess and surplus lines areas continue to offer significant growth opportunities. In reinsurance, the Board continues to see attractive opportunities in both casualty and property where the Directors believe rates are above hurdle returns.

The Directors are therefore confident about the trading prospects of the Group for the current financial year.

5. Summary of the Global Offer

The Global Offer, which is fully underwritten by the Underwriters, comprises the issue by the Company of 66,000,000 Common Shares representing 38.2% of the enlarged issued share capital of the Company. The Common Shares being issued by the Company will rank *pari passu* in all respects with the existing Common Shares, including the right to vote and to receive all dividends and other distributions declared, made or paid on the existing Common Shares after Admission. The Common Shares will, immediately following Admission, be freely transferable under the Company's Bye-laws.

The Global Offer is being made by way of an offering of Common Shares in the United States to QIBs only, in reliance upon an exemption from, or in transactions not subject to, the registration requirements of the Securities Act and to investors in the United Kingdom and to institutional investors elsewhere in reliance on Regulation S under that Act.

Successful applicants in the Global Offer will receive Depositary Interests in respect of the underlying Common Shares issued in the Global Offer. Further details are set out in paragraph 5 of Part 3: Global Offer and in paragraph 18 of Part 10: Additional Information.

6. Reasons for the Global Offer and Use of Proceeds

The gross proceeds that the Company will receive from the issue of Common Shares pursuant to the Global Offer, assuming that the Over-Allotment Option is not exercised, are £165 million. After deducting commissions and estimated other fees and expenses incurred in connection with the Global Offer, the Group expects to receive net proceeds of £151,425,472. The Group is generating significant premium growth at both its reinsurance and specialty

insurance operations in Europe and in the United States. The proceeds will be used to enhance the capitalisation of its insurance and reinsurance subsidiaries in the United Kingdom, the United States, Bermuda and Continental Europe to support the growing underwriting activities, as well as to purchase the Preferred Shares owned by BT (Pacific) Limited, New York (as further described in paragraph 20.16 of Part 10: Additional Information).

7. Lock-up Arrangements

Each of the Company, Dennis W. Purkiss, the Proposed Directors, certain senior management and certain institutional shareholders (including KKR Fund and KKR Partners) have agreed to certain lock-up agreements. Further details of these arrangements are set out in paragraph 19 of Part 10: Additional Information. Common Shares issued by the Company pursuant to the Over-Allotment Option are not subject to these lock-up arrangements.

8. Summary Financial Information

The summary historical financial information set out below has been extracted without material adjustment from Part 7: Accountants' Report. Investors should read the whole of this document and not rely on key or summarised information. In particular, investors should read this information in conjunction with the financial and other information on the Group in Part 7: Accountants' Report and in Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Profit and Loss Accounts

	Six months ended 30 June		Year ended 31 December		
	2003 $'000	2002 $'000	2002 $'000	2001 $'000	2000 $'000
Gross premiums written					
Alea London	379,412	228,183	376,428	190,525	102,298
Alea US	231,087	143,545	332,079	30	2,555
Alea Europe	170,606	113,237	156,432	134,623	313,674
Alea Bermuda	(9,277)	50,819	66,692	168,003	103,269
Total gross premiums written	**771,828**	**535,784**	**931,631**	**493,181**	**521,796**
Net premiums written	644,484	413,334	708,232	325,537	331,185
Net premiums earned	377,532	253,109	518,051	360,281	301,365
Claims incurred, net of reinsurance	(233,304)	(157,353)	(321,854)	(266,254)	(230,943)
Total net expenses	(133,175)	(101,020)	(214,988)	(171,283)	(166,289)
Underwriting result	**11,053**	**(5,264)**	**(18,791)**	**(77,256)**	**(95,867)**
Movement in claims equalisation provision	(1,782)	(1,688)	(2,368)	—	—
Balance on the technical account for general business	9,271	(6,952)	(21,159)	(77,256)	(95,867)
Claims incurred, net of reinsurance ratio[1]	61.8%	62.2%	62.1%	73.9%	76.6%
Expense ratio[1]	35.3%	39.9%	41.5%	47.5%	55.2%
Combined ratio[1]	**97.1%**	**102.1%**	**103.6%**	**121.4%**	**131.8%**
Net investment income	25,413	21,886	46,409	38,535	38,644
Net realised gains on investments	10,115	1,224	8,477	4,928	8,912
Net unrealised gains/(losses) on investments	(984)	3,538	25,388	2,807	447
Debt interest	(2,456)	(3,248)	(6,530)	(2,784)	(2,030)
Profit/(loss) before tax	41,359	16,448	52,585	(33,770)	(49,894)
Comprising:					
Operating profit/(loss) including net investment income	**34,010**	**13,374**	**21,088**	**(41,505)**	**(59,253)**
Fluctuations in investment portfolio (realised and unrealised gains and losses)	9,131	4,762	33,865	7,735	9,359
Movement in claims equalisation provision	(1,782)	(1,688)	(2,368)	—	—
Tax (charge)/credit on ordinary activities	(6,724)	(1,986)	1,994	5,518	5,917
Profit/(loss) for the financial year/period attributable to shareholders	**34,635**	**14,462**	**54,579**	**(28,252)**	**(43,977)**
Dividend payment to minority interests	—	—	—	—	(1,000)
Retained profit/(loss) for the financial year/period	**34,635**	**14,462**	**54,579**	**(28,252)**	**(44,977)**
Operating profit/(loss) before realised and unrealised net investment gains/(losses) excluding movements in claims equalisation provision after taxation[2]	**27,196**	**10,924**	**23,173**	**(35,084)**	**(52,760)**

(1) *The claims incurred, net of reinsurance ratio is claims incurred, net of reinsurance divided by net premiums earned. The expense ratio is total net expenses divided by net premiums earned where total net expenses comprise acquisition costs, administrative expenses and other technical charges less other technical income, net of reinsurance (generally fee income). The combined ratio is the sum of the claims incurred, net of reinsurance ratio and the expense ratio.*

(2) *This is a non-GAAP measure of operating performance.*

Key Balance Sheet Data

	At 30 June		At 31 December		
	2003 $'000	2002 $'000	2002 $'000	2001 $'000	2000 $'000
Investments	1,335,482	1,085,608	1,198,845	1,038,246	798,136
Reinsurers' share of outstanding claims	686,776	654,202	638,800	644,059	399,490
Total assets	**3,223,738**	**2,612,885**	**2,713,545**	**2,315,837**	**1,944,528**
Shareholders' funds	444,927	371,337	410,540	353,593	140,666
Technical provisions	1,993,806	1,574,460	1,606,438	1,307,987	1,232,292
Total liabilities	**3,223,738**	**2,612,885**	**2,713,545**	**2,315,837**	**1,944,528**

9. Dividends and Dividend Policy

The Directors currently intend to authorise the payment of dividends following Admission. It is envisaged that an interim dividend will be paid in November and a final dividend will be paid in May of each year, in the approximate proportions of one-third and two-thirds, respectively, of the annual dividend. It is anticipated that the first dividend to be declared by the Company following the Global Offer will be a dividend in respect of the period ending 30 June 2004, which is expected to be declared in September 2004. All dividends will be subject to the future financial performance of the business including results of operations and cash flows, the Group's financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors the Directors deem relevant in their discretion, which will be taken into account at the time.

For more information regarding restrictions on the payment of dividends by the Company and its operating subsidiaries, including pursuant to the Credit Agreement, see paragraph 1.20 of Part 4: Risk Factors.

1. Introduction

The Group is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. The Group has expertise in a wide range of property and casualty reinsurance, insurance, alternative risk and finite risk products and maintains a significant presence in major insurance and reinsurance markets worldwide. The Group is headquartered in Hamilton, Bermuda and has ongoing operations in the United Kingdom, the United States, Bermuda, Switzerland, Sweden, Australia and Jersey. At 30 September 2003, the Group had 375 employees.

The Group has its origins in an investment thesis developed in 1997 by KKR Fund, the Group's major shareholder: to create a new global reinsurer focused on generating sustainable profitability and growth over the longer term. The core of this thesis was that underwriting discipline, strong controls, broad capabilities in both reinsurance and select insurance markets, a focus on less volatile lines of business and long-term relationships with small to medium-sized clients would result in sustainable profitability in any market environment. Over the past six years, the Group has acquired or built the talent, local infrastructure, licences and client relationships to be able to react quickly to attractive return opportunities in major markets worldwide. The Group has leveraged this platform to develop a sizeable book of business diversified by class and geography.

The Directors believe that the Group has in place an attractive combination of the benefits enjoyed by both traditional participants and new entrants in the insurance and reinsurance markets. Like the traditional participants, the Group has a stream of renewal business and the necessary infrastructure and licences to access both insurance and reinsurance markets. Like the new entrants, the Group has a strong balance sheet with a conservative investment portfolio and prudent reinsurance protection. Furthermore, the Directors believe the Group has minimal remaining unreserved exposure to asbestos and environmental liability.

The Group had total assets of $3,223.7 million and equity shareholders' funds of $444.9 million as at 30 June 2003. Gross Premiums Written ("GPW") were $771.8 million in the six-month period to 30 June 2003 and $931.6 million in the twelve-month period to 31 December 2002. The Group's combined ratio excluding claims equalisation expenses was 97.1% for the six-month period to 30 June 2003 and 103.6% for the twelve-month period to 31 December 2002. Operating profit after tax (excluding investment gains and losses and claims equalisation provision movements) for the six-month period ending 30 June 2003 and for the twelve-month period ending 31 December 2002 was $27.2 million and $23.2 million respectively. Profit attributable to shareholders for the six-month period to 30 June 2003 and the twelve-month period to 31 December 2002 was $34.6 million and $54.6 million respectively. The Group's return on average equity based on operating profit after tax (excluding investment gains and losses and claims equalisation provision movements) was 6.4% for the six-month period to 30 June 2003. The Group's total return on average equity based on profit attributable to shareholders was 8.1% for the six-month period to 30 June 2003.

On a class of business basis in the twelve-month period to 31 December 2002, GPW for the Group was split as follows: 52.6% casualty, 39.1% property and 8.3% marine and other.

2. History

Through internally generated growth and strategic initiatives, the Group has grown from a European property-focused reinsurer with 110 employees in three countries in 1997 to a global broadly-based reinsurance and specialty insurance group with ongoing operations, comprising 375 employees, in seven countries.

The prime purpose of the Group's strategic initiatives has been to obtain the talent and licences to enable it to transact business in the principal insurance and reinsurance marketplaces: London, North America, Europe and Bermuda. When acquiring companies, the Group has, where necessary, restructured the book of business and operations and put in place reinsurance covers to limit the risk from the historical business. Since 1997, the Group has completed several strategic acquisitions and initiatives.

- In 1997, the Group established its initial platform when Alea Holdings Switzerland, a holding company established in Switzerland by KKR Fund, acquired all of the shares of Alea Europe Ltd. and formed Alea (Bermuda) Ltd. Founded in 1976, Alea Europe Ltd. was primarily a property reinsurer in Europe and therefore the Directors believe the Group has minimal exposure to asbestos and environmental liability.
- During 1998, the Group established a licensing platform for its US operations and a finite risk insurance underwriting team in Jersey, Channel Islands, through the additions of Alea North America Company, a US-licensed reinsurance intermediary manager; Alea Specialty, a US-licensed accredited reinsurer and excess and surplus lines company; Alea Jersey, a life insurance company; and Alea Global Risk, a property and casualty insurance company, all acquired from Bankers Trust Corporation. As part of this transaction, Bankers Trust Corporation invested $50 million in cash to acquire Preferred Shares in subsidiary companies of the Group. The

Company has agreed to purchase the Preferred Shares owned by BT (Pacific) Limited, New York using proceeds from the Global Offer.

- During the first quarter of 1999, the Group's existing senior management team was hired. The team, formerly the senior management of Zurich Re London, includes Dennis Purkiss, the Group's Chief Executive Officer; Amanda Atkins, the Group's Chief Financial Officer; Stewart Laderman, the Group's Chief Underwriting Officer; and Stephen Cane, the Chief Executive Officer of Alea London. This senior team subsequently recruited a team of 37 underwriters and managers with whom they had worked in the past. Of these recruits, 36 are still with the Group.
- In December 1999, the Group began operations in treaty underwriting and as a reinsurance intermediary manager for Lumbermens. These operations were built through the addition of the assets and reinsurance treaty underwriting operations of Equus Re, previously owned by Lumbermens (a member of the Kemper Insurance Group), and the recruitment of an alternative risk transfer team from the Kemper Insurance Group. This arrangement accounted for most of the Group's US broker market reinsurance business written prior to 1 January 2002. The majority of this business was reinsured to Alea (Bermuda) Ltd.
- In June 2000, the Group added a UK insurance and reinsurance licence through the acquisition of The Imperial Fire and Marine Company Limited, now called Alea London Limited. Alea London Limited is authorised to write excess and surplus lines insurance in 44 US States.
- The Group began to use the Alea name in Autumn 2000.
- In July 2001, the Group acquired its own licensed insurance carrier in the United States, Alea North America Insurance, from Great American Insurance Company. All liabilities incurred by Alea North America Insurance on or prior to the acquisition date were assumed by Great American Insurance Company. This acquisition replaced the arrangements with Lumbermens for all business underwritten from 1 January 2002. A significant proportion (approximately 70%) of this business continues to be reinsured to Alea (Bermuda) Ltd.
- In 2002, the Group established a new holding company in Bermuda.

3. Industry Overview

In the years immediately prior to 2000, declining premium rates, less favourable policy terms and adverse reserve developments all contributed to poor underwriting results throughout the industry. The tragic events of September 11, 2001 represented the largest insured loss in history. The 2002 European floods, falling asset prices in the equity and debt markets and historically low interest rates compounded the impact of these events and trends and resulted in a significant reduction in the capital bases of the established industry players. In addition, reserve shortfalls from asbestos and environment-related claims as well as poor underwriting in the late 1990s continued to plague the property and casualty insurance industry. As a result of these factors, capital available to write property and casualty insurance and reinsurance has been significantly reduced, with the current industry capital base significantly lower than it was at the end of 2000.

Consequently, the momentum for improvement within the insurance and reinsurance marketplaces has accelerated. The industry has seen an increased demand for reinsurance and alternative risk transfer. In the last two years, several market participants, including Gerling Group, SCOR, AXA and Overseas Partners, have either exited or significantly reduced their activity. In addition, there have been a number of downgrades within the reinsurance sector over the last two years, with Standard & Poor's downgrading 247 reinsurance companies worldwide from 1 January 2002 to 31 July 2003. The expectation within the industry is that improved underwriting and pricing discipline is necessary to create underwriting profitability and allow a number of participants to repair their balance sheets and maintain or improve their financial strength ratings.

4. Business Overview

The Directors believe that, in order to write the Group's target business, it is important to have an established, local presence. As different markets become more or less attractive for writing business, the Group is able to use its global infrastructure, reinsurance and insurance capabilities, relationships and capital base to acquire the most attractively priced business. The Group is primarily focused on low volatility business lines such as working layer casualty and excess and surplus lines. The Group has separated its business into four major segments covering London, the US, Europe and Bermuda:

- Alea London, based in London, manages the Group's worldwide London broker market business, specialising in providing lead underwriting capacity for casualty treaty, property treaty, property facultative, directors' and

officers' liability and finite risk business. The Group's global property catastrophe business is also centred in London. In the Alea London segment, the largest class of business by GPW is excess and surplus lines.

- Alea US, based in Connecticut, primarily writes United States casualty treaty and property treaty business and is the Group's primary centre of expertise for its alternative risk business.
  - — The Group's Alea North America property and casualty reinsurance unit specialises in working layer casualty business with a focus on small and medium-sized companies and specialty books of business from all client groups.
  - — The Group's Alea Alternative Risk unit specialises in providing insurance and reinsurance solutions to clients who share risk, unbundle services (by preferring to purchase claims, audit and other services separately rather than as a package) and utilise alternative funding mechanisms.
- Alea Europe, based in Basel, Switzerland, manages the Group's casualty treaty and property treaty business from Continental Europe, with a particular focus on property and motor lines. Business is transacted through brokers as well as on a direct basis.
- Alea Bermuda, based in Hamilton, Bermuda, conducts treaty and finite risk business and provides reinsurance support for the Group's other operations.

On a segmental basis, in the twelve-month period to 31 December 2002, GPW was split as follows: Alea London $376.4 million, Alea US $332.1 million, Alea Europe $156.4 million and Alea Bermuda $66.7 million. On a segmental basis, in the six-month period to 30 June 2003, GPW was split as follows: Alea London $379.4 million, Alea US $231.1 million, Alea Europe $170.6 million and Alea Bermuda ($9.3) million.

On a class of business basis in the twelve-month period to 31 December 2002, GPW for the Group was split as follows: 52.6% casualty, 39.1% property and 8.3% marine and other.

5. Competitive Strengths

The Group has focused on developing a scalable, financially sound, medium-sized reinsurance and specialty insurance company with the following competitive strengths:

5.1 Global and Diversified Business Base

The Group is a global business with operations in major insurance and reinsurance markets worldwide. The combination of locally licensed operating companies in most major reinsurance centres, focused business strategies within those markets and access to the Group's global expertise provides the Group with an excellent distribution platform for its products. The Group has a diversified mix of business between insurance and reinsurance, by class of business written and by geography. As different markets become more or less attractive for writing business, the Group is able to use its global infrastructure, insurance and reinsurance capabilities, relationships and capital base to react quickly and acquire the most attractively priced business. As an example, during the January 2003 renewal season, due primarily to several downgrades and the publicised poor results of European reinsurers, the Group was able to increase its GPW in Alea Europe Ltd. by 51% in the six-month period to 30 June 2003 as compared to the six-month period to 30 June 2002. The Group's diversified business base also reduces aggregation of risk in its portfolio and thus overall volatility.

The Directors believe that the Group only has incidental net exposure to the US property and casualty marketplace prior to 1999 as the Group did not write any significant business in the US casualty markets prior to 1999 (namely, before the Group acquired the Equus Re operations), and the property business written prior to 1999 has now been substantially run off. One example of incidental net exposure is exposure arising from US exposures under contracts with non-US cedents that cover US risks.

5.2 High Quality and Scalable Operating Controls, Systems and Infrastructure

Since the Group's inception it has focused on developing a strong, control-oriented and scalable infrastructure, providing the framework within which to grow its business while ensuring the continued rigour of its control and risk management processes. This approach is grounded in: (i) a large investment in the early years of the Group's development in proprietary global information technology systems that allow for coordination across all units worldwide; and (ii) a series of core operating control procedures that must be followed without exception in all of the Group's operating offices and are monitored regularly by a series of internal committees and the Group's Chief Underwriting Officer who will refer to the Board as required. These core procedures govern underwriting and claims, actuarial and risk pricing, financial reporting, incentivisation, business planning and objective setting and risk and project

management. The Group's risk management team co-ordinates the implementation of an enterprise-wide risk evaluation on an annual basis, identifying those risks facing the Group and correlating all planned activities to mitigate them. The risk management team also co-ordinates the regular underwriting audits of each operating unit and audits all Group-wide core processes.

This depth of infrastructure was essential to the Group's original strategy and took time to develop fully. The Group has deliberately followed a path of building its infrastructure first and then adding business volume as market conditions and the Group's own underwriting standards allowed. The existing infrastructure is scalable, which has enabled the Group to grow its premiums more quickly than the related operating expense.

5.3 Strong Culture of Underwriting Discipline

The Group has a strong culture of underwriting for profit and return on equity, driven by its focus on generating long-term sustainable earnings with low volatility. The Group's underwriting criteria (which apply to both the Group's underwriters and managing general agents) include certain information requirements and acceptable terms and conditions for each class of business written. The Group sets minimum return on equity and net present value targets in all its pricing models. No one underwriter can commit the Group to writing any contract (except for the Alea London excess of loss property facultative contracts, where peer and/or actuarial review may not be required and which represented approximately 2% of the Group's GPW in 2002) without review by an actuarial or underwriting peer, with an ever greater level of review and approval required as the size and complexity of the risk to be written increases. Any exceptions to the pre-agreed underwriting guidelines and financial targets must be referred to an escalating level of seniority, ending ultimately with the Group's Chief Underwriting Officer who will refer to the Board as required. The Group's underwriting systems carry a comprehensive record of each underwriting file and are accessible globally to facilitate this process.

The Group has a conservative approach to catastrophe exposure, and based upon the typical rating agency risk modelling approach, the probability of it losing more than 5% of surplus, from any single event, is less than 1%. The Group only targets markets and business that satisfy its underwriting criteria. For example, it has withdrawn over the last year from certain markets that did not offer adequate returns, including marine, proportional facultative property and credit and bond reinsurance.

5.4 Experienced and Incentivised Management and Underwriting Teams

The Group's management team is led by Dennis Purkiss, Chief Executive Officer, who has over 34 years of industry experience, including 4 years as Chief Executive Officer of Zurich Re London before joining the Group in 1999. In addition to Mr. Purkiss, the Group's management team consists of experienced reinsurance executives with an average of over 22 years' industry experience and strong client and broker relationships. The Directors believe that the team is knowledgeable about, and well-respected within, their respective markets. The Group's senior underwriting teams have an average of over 20 years of industry experience.

The executive team is supported by a strong cadre of management talent who provide depth and sustainability to the Group's development and execution of its strategy. At 30 September 2003, the Group had 375 employees including 84 underwriting staff, 21 actuaries and 35 claims staff. At 30 September 2003, employees of the Group owned approximately 12% of the Company on a fully-diluted basis. Following the Global Offer, and assuming no exercise of the Over-Allotment Option, employees of the Group will own 8.0% of the Common Shares on a fully diluted basis. Over 42% of the Group's employees have purchased Common Shares and own options over Common Shares and, accordingly, have a strong personal interest in the success of the Group.

5.5 Broad and Long-Standing Market and Client Relationships

The Group's management and senior underwriting personnel have long-standing relationships with major insurance brokers worldwide. These relationships have allowed the Group to develop a diverse book of business. For the 2002 underwriting year the Group underwrote 1,149 treaty programmes including 671 clients.

The Group has placed particular emphasis on developing relationships with a number of the small to medium-sized insurers and the brokers that handle the Group's targeted client base of smaller and specialty insurance companies. These small to medium-sized specialty and mutual companies are generally more reliant upon, and tend to buy proportionally more, reinsurance than larger companies which buy reinsurance more opportunistically. To illustrate this, of GPW in the twelve-month period to 31 December 2002, $528.6 million (57%) was from smaller brokers or on a direct basis and $403.1 million (43%) was from the four largest brokers (Aon, Marsh, Willis and Benfield). The Directors believe that these dynamics allow the Group greater ability to negotiate favourable pricing and terms and therefore generate more sustainable earnings.

For the 2002 underwriting year, 76% of gross premiums came from clients (including underwriting agents) with capital and surplus of less than $500 million. In addition, the average line size of 10% on such clients' business and the Group's importance to its clients generally as a business partner provide it with a substantial opportunity for renewal business.

The Group measures new and renewal business on an underwriting year basis rather than a financial year basis. The 2002 underwriting year forms the majority of the 2002 financial year premiums of $931.6 million.

For the 2002 underwriting year, approximately 15.8% of business came from new customers not known to the Group and 8.5% from new customers already known to the Group. Of the 76% of the business considered to be renewals, 56.6% was pure renewals of the previous year policies, 4.5% derived from additional business written with those customers within the same overall insurance or reinsurance program and 14.5% came from further expanding the relationships with those customers into new insurance and reinsurance programmes.

5.6 Business Model with High Barriers to Entry

The Group's business model benefits from high barriers to entry by focusing on building capabilities and acquiring licences in local markets, allowing it to serve its targeted small and medium-sized client base with both traditional reinsurance products and specialty, customised insurance and reinsurance solutions.

The Group has property and casualty reinsurance licences in the United Kingdom, Switzerland, Bermuda and 49 US States plus the District of Columbia. In insurance, Alea London Limited is authorised (or otherwise entitled) to write excess and surplus lines in 44 US States plus the District of Columbia and the US Virgin Islands. The effort to obtain these property and casualty licences was significant and has taken several years to achieve. It required the Group to demonstrate that it had the local management, infrastructure and capital base to meet varying local regulatory requirements. Through its local operations, the Group has been able to develop and maintain relationships with its targeted smaller and specialty brokers and insurance carriers. The Directors believe that competition is reduced in this market segment as many of the Group's competitors lack the local capabilities necessary to serve these smaller clients effectively.

The Group has also focused on building its business in complex, niche areas, such as excess and surplus lines and alternative risk, that require extensive analytical and regulatory expertise.

Having built a business with high barriers to entry, the Directors believe that the Group is uniquely positioned to achieve attractive risk-adjusted returns over the long term.

5.7 Strong Balance Sheet and Efficient Capital Structure

The Group has a high quality investment portfolio. The Directors believe that the Group only has incidental net exposure to the US property and casualty marketplace prior to 1999 as the Group did not write any significant business in the US casualty markets prior to 1999 (namely, before the Group acquired the Equus Re operations) and the property business written prior to 1999 has now been substantially run off. Incidental net exposure may arise, for example, from US exposures under contracts with non-US cedents that cover US risks and as such, the Directors further believe that the Group has minimal exposure to asbestos and environmental liability.

The Group has a conservative investment strategy that does not currently include common equities, having sold all of its common equities in the first half of 2000. At 30 June 2003, 86.7% of the Group's investment portfolio was invested in bonds with a credit rating of "AAA" or higher, 98.7% of its investment portfolio consisted of assets rated "AA" or higher and 99.9% was invested in assets rated "A" or higher.

The Group also adopts a prudent approach to reserving for losses. Provision for claims outstanding is made on a case by case basis and is reviewed quarterly. Both Standard & Poor's and A.M. Best have recently reaffirmed the "A –" Financial Strength Ratings (with stable outlook) of the Group's operating subsidiaries. These financial strength ratings are acceptable in all of the Group's major markets. With its holding company domiciled in Bermuda, and the ability to cede business to Alea (Bermuda) Ltd., in which the Group has invested the majority of its capital, the Group has an efficient capital structure.

5.8 Experienced Major Shareholder

The Company's major shareholder is KKR Fund which is connected to Kohlberg Kravis Roberts, a leading investment firm. Kohlberg Kravis Roberts has significant investment experience in the insurance and reinsurance industries. Kohlberg Kravis Roberts' prior investments in the insurance industry include those in American Re Corporation, Willis Group Holdings, Canadian General Insurance and the Bristol West Insurance Group.

6. Strategy

The Group's strategy has remained consistent over the last several years and can be summarised as follows:

6.1 Underwrite for Profit and Return on Equity

The Group has been and will remain strongly focused on profitability in its underwriting and management decisions. To facilitate this focus the Group seeks to either lead or influence terms on all risks that it underwrites. The Group's senior underwriting teams have an average of over 20 years of industry experience and all members of the team understand that the Group's priority is profit, not premium. If the Group cannot generate an attractive financial return on an opportunity, new or renewal, it will not write the business. Following the build-up of its global operations, the Group was able to achieve a return on average equity based on operating profit after tax (excluding investment gains and losses and claims equalisation provision movements) of 6.4% for the six-month period to 30 June 2003.

6.2 Focus on Less Volatile, Sustainable Business

The Group strives to reduce the volatility of its operating results by focusing on lines of business with the most predictable claim profile characteristics. This will result in a continued focus on business, such as working layer casualty, where there exists adequate data to support underwriting and actuarial analysis. Based upon this information, the Group is well positioned to price appropriately its policies for the exposures it assumes.

The Group's objective is to establish, in respect of its reinsurance business, long-term relationships with its target client base of small to medium-sized insurers. These clients are more heavily reliant upon reinsurance due to their smaller capital bases. As such, their demand for reinsurance is generally more consistent than that of larger insurers, who purchase reinsurance more opportunistically. In addition, the profitability of these target clients is higher and more stable. According to OneSource Information Services, Inc (a business information service), for example, clients with under $500 million of capital have loss ratios that are 9.8% lower on average than those with over $500 million of capital. At the same time, the Directors believe that competition for the Group's insurance business is reduced due to smaller average premiums and greater licensing and infrastructure requirements to service numerous small clients. For the 2002 underwriting year, 76% of GPW came from clients with less than $500 million of capital. These factors should help to create less volatile results.

6.3 Generating Profitability and Growth in the Group's Reinsurance Business

With regard to the Group's reinsurance business, it will aim to capitalise on the increasing demand for reinsurance, reduced competition and favourable pricing trends, and will seek to grow profitability with its target clients.

The Group has grown its reinsurance business profitably. In particular, in the six-month period to 30 June 2003, the Group grew its European reinsurance business by 51% and its casualty reinsurance business by 77% as compared to the six-month period to 30 June 2002. This growth opportunity resulted from the exit of several market participants, particularly in Europe, and the industry-wide pattern of ratings downgrades prompting many primary carriers to purchase more reinsurance in order to repair their balance sheets and improve their financial strength ratings. This increased demand coupled with reduced supply has led to improved pricing and structuring opportunities within the reinsurance industry. The Directors believe that this market environment will allow the Group to continue to grow its reinsurance profitability and market share in the United States, Europe and its other target markets by growing share with its existing clients and writing attractively priced new business with target clients.

6.4 Generating Profitability and Growth in Select Insurance Markets

The Group is also focused on growth opportunities in select insurance markets, such as excess and surplus lines, which have performed consistently well, and the alternative risk market, which now comprises approximately 50% of the US property and casualty industry and is growing in Europe and the United Kingdom.

Over the last several years, the Group has built strong capabilities in both of these areas within its Alea US and Alea London business segments. The London excess and surplus lines business, for example, has grown 142% in 2002 as measured by GPW compared to the previous year. By hiring talent, maintaining focus on known intermediaries and developing the licence infrastructure, the Group has been able to grow the Alternative Risk unit of Alea US from $20 million GPW in 2001 to $141 million in 2002.

Overall, insurance operations accounted for 23% of the Group's GPW for the six-month period to 30 June 2003. The Group intends to continue to expand its books of business in these markets, leveraging its strong relationships and competitive strengths to produce stable and growing returns.

6.5 Capitalise on Existing Relationships and Business

The Group aims to continue to build on its existing business and strong client and broker relationships. The Group had $931.6 million of GPW in 2002, a substantial portion of which is available for renewal in 2003, providing a sizeable basis from which to grow. The Directors believe the Group can quickly utilise additional capital by increasing its participation on existing business and, in certain segments, by purchasing less reinsurance on its own account and thus increasing net premiums written. The Directors believe the Group can also leverage its strong broker and intermediary relationships to source further new business opportunities from its existing clients or from new clients in its target markets. For example, the Group currently writes an average line of 10% across all of its contracts. By increasing this average line size percentage by 1%, the Group estimates it could generate $64 million of additional GPW from existing customers.

6.6 Continue to Focus on Controls Infrastructure and IT Systems

The Group's management philosophy has been created around building the control and operational infrastructure required for a global reinsurance and insurance business. Since 1999, the Group has invested significantly in systems and infrastructure to establish a platform across its business segments to provide for its growth expectations. The Group's strategy is to continue to focus on its controls and IT infrastructure and utilise its stringent underwriting processes to ensure it does not write business that does not meet its underwriting guidelines.

6.7 Maintain a Conservative Balance Sheet and Strong Financial Ratings

The Group's balance sheet strategy is built around generating optimal returns from its underwriting premiums while minimising investment risk and utilising prudent loss reserving processes. The Group will manage its business and capital structure towards maintaining a conservative balance sheet and strong financial ratings over the long term. At 30 June 2003, 86.7% of the Group's portfolio was invested in bonds with a credit rating of "AAA" or higher, 98.7% of its investment portfolio consisted of assets rated "AA" or higher and 99.9% was invested in assets rated "A" or higher. At 30 June 2003, the Group held no common equities in its investment portfolio. The Directors believe that the Group's conservative investment strategy, coupled with its strong operating controls and strategy of building a book of low volatility business, will allow it to maintain its conservative balance sheet. In addition, the Group will seek to at least maintain its current credit ratings, as these are important in attracting business.

7. Business Segments

The Group organises its business through four segments (which include seven regulated insurance entities) with related supporting service and holding companies. The principal focus of, and regulated entities allocated to, each segment are as follows:

Segment	Principal Focus	Regulated Entities
Alea London . .	Insurance (principally Property, Casualty and D&O) Reinsurance (principally Property Treaty, Casualty Treaty, Property Facultative)	Alea London Limited Alea Global Risk Alea Jersey
Alea US	Reinsurance (principally Property Treaty, Casualty Treaty and Casualty Facultative) Alternative Risk (principally Property and Casualty)	Alea North America Insurance Alea Specialty
Alea Europe . .	Reinsurance (principally Property and Casualty Treaty)	Alea Europe Ltd.
Alea Bermuda.	Reinsurance (principally Finite Risk)	Alea (Bermuda) Ltd.

7.1 Alea London

7.1.1 Overview

Alea London is the Group's access point to the London global insurance marketplace. Alea London transacts an international book of business sourced through the London broker market. The London market is one of the world's leading insurance and reinsurance marketplaces with in excess of $30 billion in capacity in 2002. Alea London's business includes a broad range of products, including specialty and non-traditional insurance, reinsurance and excess and surplus lines. The Alea London segment has three licensed insurance entities: Alea London Limited, Alea Global Risk and Alea Jersey. Alea London Limited is a UK-domiciled property and casualty insurance and reinsurance company and is authorised (or otherwise entitled) to write excess and surplus lines in 44 US States, the District of Columbia and the US Virgin Islands. In addition, Alea London Limited has a branch office in Sydney, Australia. Alea Global Risk and Alea Jersey are both licensed insurance companies in Jersey.

The table below shows gross and net premiums written, net premiums earned, growth rates and key performance ratios for the six-month periods to 30 June 2003 and 30 June 2002 and for the twelve-month periods to 31 December 2002, 31 December 2001 and 31 December 2000.

	Alea London							
	June 2003 $m	June 2002 $m	2002 $m	2001 $m	2000 $m	June 2003/ June 2002	2002/ 2001	2001/ 2000
Premiums written								
Gross premiums written	379	228	376	191	102	66%	98%	86%
Net premiums written	338	183	300	106	92	85%	182%	16%
Net premiums earned	174	102	221	111	49	71%	99%	129%
Key ratios								
Claims ratio	53.2%	60.1%	49.4%	78.3%	72.0%			
Expense ratio	35.3%	33.3%	36.4%	50.6%	66.8%			
Combined ratio	88.5%	93.4%	85.8%	128.9%	138.8%			

The Alea London segment is an established market participant with a solid book of existing business, fully operational infrastructure and excellent market reputation. Its largest business is US excess and surplus lines, comprising over 37% of its GPW in 2002. The Alea London segment also writes casualty treaty reinsurance business in the US and international markets and is the Group's global centre of expertise in property catastrophe reinsurance. With its strong underwriting platform and a leading market position, the Alea London segment will write other lines of business on an opportunistic basis when pricing is attractive, when specific expertise is available and when the Group's underwriting criteria, such as terms and conditions, are fulfilled.

The overall strategy of the Alea London segment is to continue growth in existing lines of business by:

- expanding the volume of business written through intermediaries in the excess and surplus lines;
- continuing to write property treaty business within established aggregate exposures;
- utilising the Group's existing expertise in affinity groups and alternative risk structures to create new products. This strategic thrust has the added benefit of further extending the Group's global diversity;
- leveraging the Group's expertise in the management of underwriting agents and the licences it has in the United Kingdom to expand its UK insurance portfolio; and
- utilising the infrastructure and access provided by the London market to write opportunistic lines of business such as directors and officers' and property facultative reinsurance.

7.1.2 Alea London Product Teams

Alea London's management and senior underwriting staff average in excess of 20 years' industry experience and have excellent broker and client relationships. In 2002, more than 66% of GWP came from existing customers, thereby confirming the value of these relationships.

Alea London's business, with the exception of one large contract, is conducted through London market brokers.

Each of the six product teams within the Alea London segment has its own focus and strategy:

(a) *Facilities*

The facilities product team writes excess and surplus lines business in the United States. It targets small limits property business and low hazard general liability business that can be underwritten on a binding authority basis through licensed managing general agents. By concentrating upon a small number of intermediaries, this product team receives strong information flows and is able to exert controls on both the underwriting and claims management of its intermediaries.

The facilities product team writes property, commercial automotive, professional liability, general liability and medical benefits business. The product team's strategy is to apply detailed audit and control procedures to every intermediary, utilise only one intermediary in any given territory and increase volumes of business through existing partners.

(b) *Casualty Treaty*

The target customer base is small to medium-sized specialty companies and the product team has embarked on a strategy to expand its market position and client base. The casualty treaty unit writes motor/commercial automobile, general liability, medical malpractice, professional indemnity and workers' compensation business.

The product team's strategy is to concentrate on small to medium-sized specialty companies and to increase its presence in the United Kingdom and international markets.

(c) *Property Treaty*

The property treaty product team writes catastrophe, risk and proportional property business on a worldwide basis. The Alea London segment's primary focus has been towards catastrophe excess of loss business, although the Group is also a market for proportional treaty and risk excess of loss covers.

The product team's strategy is to utilise the global access provided by the London market, apply aggregate capacity to geographic areas providing the best return and to utilise strong modelling capabilities and insist on detailed exposure information in its underwriting processes.

(d) *Directors' and Officers' Liability Insurance*

This product team focuses on writing directors' and officers' liability business on a direct basis to carefully selected clients. While the Group has intentionally not written much of this business to date, it believes that this market will experience significant rate hardening over the short to medium term due to the recent claims experience arising from numerous corporate scandals in the United States and Europe. The Group has the regulatory flexibility to utilise its own tailored contracts to set terms and conditions that limit coverage in a prudent manner.

The product team's strategy is to utilise its own rate, form and pricing structures, rather than follow the market, and it will only target complex risks where it has sufficient information, knowledge and capability.

The Group's underwriting team dedicated to this area may be adjusted in size depending upon rate adequacy. The skills used in this area can be shared with other product teams as the Group's appetite for this business changes.

(e) *Property Facultative*

The Group's property facultative business is written on an excess of loss basis. The nature of this product means the Group must gather sufficient detailed information to properly analyse each risk. The product team has a global focus and its strategy is to write business opportunistically as rates allow; to write excess of loss business where information is sufficiently detailed and to write European and international (non-US) business where price flexibility is greatest.

While the number of underwriters dedicated to this product team will vary in size depending upon rate adequacy, the Group is able to share resources with other product teams to move in and out of this market as needed.

(f) *Finite Risk and Financial*

The finite and financial product team combines traditional reinsurance knowledge with expertise in banking products, particularly capital markets, finite risk and alternative risk structures, offering fee-based structured risk solutions.

The product team writes finite risk and structured reinsurance and insurance business. Its strategy is to focus primarily on fee earning and non-risk bearing structures, utilise banking backgrounds and expertise and leverage the Group's reinsurance business contacts to cross-sell products.

7.2 Alea US

7.2.1 Overview

Alea US currently operates through Alea North America Insurance, a New York domiciled property and casualty insurance company licensed to write most admitted lines of property and casualty insurance and reinsurance in 49 US States plus the District of Columbia (Alea North America Insurance's application for a licence in Wyoming is pending).

Alea US's operations are based in Connecticut. This segment specialises in treaty reinsurance and alternative risk transfer products. The treaty reinsurance operation is a broker market for US property and casualty facultative and treaty reinsurance business, specialising in working layer casualty business with a focus on small, medium-sized companies, specialty companies and specialty insurance departments of larger insurance groups. The alternative risk business specialises in providing insurance and reinsurance solutions to clients who share risk, want unbundled services and utilise alternative funding mechanisms. Lines of business include workers' compensation, commercial general liability and property and automobile liability. This business is written on both an individual account and on a program basis, with the account protected through the purchase of high quality reinsurance supplemented by collateral requirements.

Alea US commenced operations both as a reinsurer and insurer in the United States in 2002 (prior to that time the Group acted as a reinsurance intermediary manager) and hence premium data for this segment is not available for periods prior to 2002. Gross and net premiums written, net premiums earned, growth rates and key performance ratios for this segment are as follows for the six-month period to 30 June 2003, the six-month periods to 30 June 2002 and the twelve-month periods to 31 December 2002, 31 December 2001 and 31 December 2000:

	Alea US							
	June 2003 $m	June 2002 $m	2002 $m	2001 $m	2000 $m	June 2003/ June 2002	2002/ 2001	2001/ 2000
Premiums written								
Gross premiums written	231	144	332	0	3	61%	nm	nm
Net premiums written	177	102	230	0	0	75%	nm	nm
Net premiums earned	127	25	79	0	0	407%	nm	nm
Key ratios								
Claims ratio	60.5%	53.4%	61.6%	nm	110.7%			
Expense ratio	30.3%	49.4%	43.8%	nm	0.0%			
Combined ratio	90.8%	102.8%	105.4%	nm	110.7%			

Alea US wrote $231.1 million of GPW for the six-month period to 30 June 2003, which represents approximately 30% of the Group's GPW.

Alea US is divided into two business units, Alea North America and Alea Alternative Risk, supported by a common services platform.

7.2.2 Alea North America

The Alea North America business unit is the Group's main access point to the North American treaty reinsurance marketplace. Located in Wilton, Connecticut, the unit underwrites for and on behalf of Alea North America Insurance. Alea North America specialises in the provision of property and casualty reinsurance and structured/finite risk reinsurance solutions on a treaty basis. Since September 2003, Alea North America has provided reinsurance on a facultative basis for casualty business. Alea North America primarily writes automobile liability, general liability, professional liability, workers' compensation and property business.

Alea US comprises Alea North America and Alea Alternative Risk, both of which are divisions of Alea North America Insurance. The product lines which now comprise Alea North America, regardless of the originating legal entity (Alea US or Alea Bermuda) where the premiums were underwritten, developed as follows:

	Alea North America							
	June 2003 $m	June 2002 $m	2002 $m	2001 $m	2000 $m	June 2003/ June 2002	2002/ 2001	2001/ 2000
Premiums written								
Gross premiums written	147	147	257	148	100	− 1%	74%	47%
Net premiums written	138	118	209	117	90	16%	78%	30%
Net premiums earned	92	89	143	105	66	4%	35%	59%
Key ratios								
Claims ratio	75.8%	59.9%	61.4%	62.6%	83.7%			
Expense ratio	33.4%	45.5%	46.7%	47.7%	62.6%			
Combined ratio	109.2%	105.4%	108.1%	110.3%	146.3%			

This business unit's strategy includes:

- focusing on the provision of traditional reinsurance solutions to small to medium-sized insurance companies (generally with $500 million or less in policyholder surplus), specialty companies and specialty divisions of larger companies. More than 90% of current premium volume within this unit falls within these target markets;
- concentrating on working layer business with currently greater than 90% of the business being written at this level, providing a more predictable underwriting result characterised by moderate volatility and an excellent premium to limit relationship;
- specialising in reinsuring excess and surplus business from ceding companies operating as excess and surplus lines insurers to benefit from attractive underwriting characteristics and margins;

- aiming to have a greater than 20% share on any piece of business the unit writes, allowing it to have necessary influence on terms and rates and making the Group's capacity harder to replace; and
- implementing outstanding service standards with brokers governing the speed of response surrounding offers of business, provision of quotes and associated work.

This business unit's management team and senior underwriters have worked in the industry for an average of 21 years and have strong client and broker relationships. In 2002, 76% of new business came from existing customers, confirming the value of these relationships and high customer satisfaction levels.

7.2.3 Alea Alternative Risk

Alea Alternative Risk, the Group's centre of expertise in alternative risk transfer and insurance products written within the US market, is located in Rocky Hill, Connecticut. Alea North America Insurance provides a fully-licensed admitted platform for the Group's team of alternative risk transfer underwriters.

The business unit specialises in the provision of alternative risk structures which may include one of the following: captives and rent-a-captives, excess over self-insurance, risk retention groups, purchasing groups, pools and trusts and large deductibles. In addition, the business unit also writes insurance programs through approved underwriting managers. Alea Alternative Risk transacts business in the following major lines: workers' compensation, general liability, automotive liability and property.

The product lines which now comprise Alea Alternative Risk, regardless of the originating legal entity (Alea US or Alea Bermuda) where the premiums were underwritten, developed as follows:

	Alea Alternative Risk							
	June 2003 $m	**June 2002 $m**	**2002 $m**	**2001 $m**	**2000 $m**	**June 2003/ June 2002**	**2002/ 2001**	**2001/ 2000**
Premiums written								
Gross premiums written . .	75	47	141	20	6	60%	598%	261%
Net premiums written	21	23	75	8	1	– 10%	888%	520%
Net premiums earned	30	5	22	6	0.5	442%	284%	1,246%
Key ratios								
Claims ratio	56.8%	45.9%	65.1%	49.4%	53.3%			
Expense ratio	39.3%	47.4%	56.7%	53.1%	33.8%			
Combined ratio	96.1%	93.3%	121.8%	102.5%	87.1%			

Within these major lines of business the Group's targeted and preferred classes are: retail operations, wholesale/distribution operations, service operations, franchise operations, light to medium contracting and manufacturing, schools and universities, fleets and short haul trucking.

Traditionally, the alternative risk market has grown during periods of harder pricing in the conventional insurance and reinsurance markets. However, the alternative risk market grew during the last period of softer pricing as well. As a result, the alternative risk transfer market has recently been assessed at 50% of the total US property and casualty market. The business is characterised by high renewal ratios as the highly bespoke nature of the product encourages customers to remain with their alternative risk transfer provider.

Alea Alternative Risk's strategy is to focus on those clients that produce favourable historical claim records and are seeking to assume a significant element of risk within their own insurance programme. Every programme written involves the client adopting some level of risk sharing. Target clients will also be looking to "unbundle" associated services such as claims, loss control and captive management rather than accept a "package" of these services from traditional providers.

Alea Alternative Risk is operated as an insurance company, rather than as a reinsurance company, with the requisite infrastructure surrounding compliance, systems, claims and policy issuance capabilities. This is consistent with the Group's global practice of building the appropriate infrastructure before writing business.

In the current strong market conditions, Alea Alternative Risk is capitalising on the high retention ratios experienced in the alternative risk transfer market. Once transferred to alternative risk, clients are less willing to revert to the traditional market, resulting in the 85% renewal ratios typical of the industry. Alea Alternative Risk's major lines of business (automotive liability, workers' compensation and general liability), have recently experienced rate increases on over 85% of its accounts.

Alea Alternative Risk's strategy is based on the following:

- *positioning itself as one of the five dedicated, unbundled carriers in the US traditional alternative risk transfer market;*
- aligning its interests with those of its clients, sharing the risk on all programs written, with the client retaining the first layer of loss;
- offering flexibility to its customers through a breadth of product offerings both in type of structure and line of business insured;
- maintaining strong relationships with all key intermediaries with whom it has done business;
- making superior risk selections based on rigorous underwriting, vetting and auditing of all accounts and service providers;
- maintaining comprehensive, multi-disciplined audit processes that include all facets of a program, including pricing, underwriting and claims;
- employing experienced staff with insurance, reinsurance and alternative risk transfer backgrounds; and
- creating an effective organisational structure facilitating a strong control environment over all insurance functions including handling of all claims and obtaining adequate collateral for each contract.

Alea Alternative Risk's ability to target the excess and surplus lines market is being strengthened with the ongoing licensing of Alea Specialty, which is currently authorised in 21 US States. The marketing of this capability has recently commenced, further expanding the options available to Alea Alternative Risk's clients.

7.3 *Alea Europe*

Alea Europe Ltd., a licensed reinsurance company based in Basel, Switzerland (with a branch office in Stockholm), focuses on business sourced from Continental Europe. The segment has historically been a property treaty reinsurance operation but also writes casualty reinsurance, primarily motor liability business. Alea Europe Ltd. sources business either on a direct basis or through European brokers. The segment is organised along geographic lines into seven units with supporting specialist lines of business expertise. Alea Europe Ltd.'s major classes of business are: proportional and catastrophe property, motor liability and general liability.

The table below shows gross and net premiums written, net premiums earned, growth rates and key performance ratios for the six-month periods to 30 June 2003 and 30 June 2002 and for the twelve-month periods to 31 December 2002, 31 December 2001 and 31 December 2000.

	Alea Europe							
	June 2003 $m	**June 2002 $m**	**2002 $m**	**2001 $m**	**2000 $m**	**June 2003/ June 2002**	**2002/ 2001**	**2001/ 2000**
Premiums written								
Gross premiums written	171	113	156	135	314	51%	16%	−57%
Net premiums written	148	89	124	94	198	66%	32%	−36%
Net premiums earned	81	57	132	139	186	43%	−4%	−26%
Key ratios								
Claims ratio	66.0%	71.0%	83.7%	80.0%	75.4%			
Expense ratio	35.9%	42.3%	41.9%	44.8%	49.5%			
Combined ratio	101.9%	113.3%	125.6%	124.8%	124.9%			

The Group is focused on continuing to enhance its position as a primary provider of reinsurance products to the smaller insurers and mutual companies within Continental Europe. Key strategic initiatives involve:

- focusing on small to medium-sized clients that require reinsurance in order to achieve their own business plans;
- maintaining a line of business focus on property (risk, catastrophe and proportional) while furthering the development of the casualty book (primarily automobile);
- increasing line sizes on existing business; and
- leveraging local market knowledge and language skills.

The Continental European market has undergone significant change in the last two years as large participants such as the Gerling Group have withdrawn and a number of other competitors have experienced credit rating agency

downgrades. By focusing on the small to medium-sized client base and by leveraging its close client contacts, the Directors believe that Alea Europe Ltd. is well positioned to continue to grow premiums.

The Group writes a significant volume of business on a direct basis.

Alea Europe's geographic focus is on the German, French and Spanish markets. At 30 September 2003, more than 59% of Alea Europe's business was written from these markets. The Directors believe these markets have the best long-term underwriting prospects in Continental Europe and a maturity that provides the depth of underwriting information the Group requires.

Continental European business has a higher concentration of 1 January inception date business than other markets.

7.4 Alea Bermuda

Alea (Bermuda) Ltd. is a Class 3 licensed Bermudan insurance company based in Hamilton, Bermuda. Alea Bermuda has two primary functions within the Group: it provides capacity to other Group entities, principally through quota shares, reinsurance contracts and aggregate excess of loss contracts, and it underwrites third party, primarily finite risk, business. Alea Bermuda has had success in writing collateral gap products for clients of Alea Alternative Risk. The Directors believe that this expertise will provide strong internally generated deal flow and will serve to cement existing client relationships for other business segments. Further information on Alea Bermuda's intra-group reinsurances is set out in Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations.

Bermuda has a streamlined regulatory system that minimises regulatory involvement for those companies that meet certain solvency, liquidity and other requirements.

Alea Bermuda's target third party business is in the finite structured solutions area. These structured insurance and reinsurance products are highly customised and include: proportional contracts, multi-year aggregate stop loss, multi-year per occurrence/per risk excess of loss, multi-year per event excess of loss (catastrophe cover), loss portfolio transfer and adverse loss development covers, transformer transactions and fully collateralised financial covers.

These products assist the buyers in addressing management of higher retentions, filling of reinsurance and collateral gaps, access to soft capital and management of surplus requirements and cash flow financing.

Alea Bermuda's preferred classes of business are workers' compensation, automotive, general liability and property.

Alea Bermuda's strategy is to:

- within the Group, provide flexible quota share capacity to other Group entities;
- for third parties, concentrate on medium-sized transactions between $10 million and $50 million in premium;
- leverage existing Group contacts to cross-sell finite risk products to the Group's existing clients; and
- target the small to medium-sized deals where competition is based more on technical proficiency than price.

The Alea Bermuda underwriting results before intragroup reinsurance arrangements have been combined with those of Alea US to derive the Alea Alternative Risk and Alea North America history outlined above.

The Group maintains significant capital and therefore investment returns in its Bermuda operations. Individual underwriting units access Alea Bermuda's capital principally by means of intragroup quota shares. The table below shows the net premiums earned and combined ratios for Alea Bermuda after the application of the intragroup reinsurance.

	June 2003 $m	June 2002 $m	2002 $m	2001 $m	2000 $m	June 2003/ June 2002	2002/ 2001	2001/ 2000
Net premiums earned	84	95	160	147	170	−11%	9%	−14%
Combined ratio	121.2%	107.6%	108.3%	113.3%	131.9%			

8. Distribution and Marketing

The Group primarily markets and distributes its reinsurance products through insurance and reinsurance brokers. These vary by line of business and country but range from the smaller, more specialised brokers to the largest brokers, such as Marsh/Guy Carpenter, Aon, Willis and Benfield. Of GPW in the twelve-month period to 31 December 2002, $528.5 million (57%) was from smaller brokers or on a direct basis and $403.1 million (43%) was from the four largest brokers.

Alea Europe conducts a significant amount of reinsurance business on a direct basis in Europe. This reflects a common market practice in Europe and the Group's high level of client relationships in that region. Alea London has entered into an inwards reinsurance contract with the Bristol West Insurance Group on a direct basis, which is described in paragraph 20 of Part 10: Additional Information.

The Group accesses specialised insurance brokers in its specialty and non-traditional insurance businesses, particularly in the excess and surplus lines market where such intermediaries are required. In order to protect and grow the volume of business that it transacts with the smaller brokers, the Group reinforces the personal relationships of its underwriters with specific marketing activities, such as presentations at industry conferences. In the United States, the Group has implemented a series of service standards with all its brokers governing response times on quotes and major business interactions. The standards are intended to provide a degree of differentiation in the US treaty broker market.

9. Information Technology

High quality, scalable systems are essential to the Group's overall business. Accordingly, the Group's IT infrastructure has been developed to include:

– a global underwriting system that captures all risk related information;

– a unified reserving system for calculation of ultimate reserves; and

– a data warehouse capable of reporting data from the Group level down to the individual risk level as well as on an actual or plan basis.

The key elements to the Group's IT infrastructure are as follows:

- *Reinsurance Underwriting System*

This system is the Group's proprietary, intranet-based underwriting tool. It records the complete underwriting decision process and is fully accessible globally.

- *Data Warehouse*

The Group's proprietary data warehouse includes all reinsurance underwriting system data, ultimate projections and budgets providing the ability to analyse and report on the Group's business through powerful off-the-shelf tools like Proclarity and Intelligentapps that produce reports across sources of data and at varying levels of detail.

- *Reserving System*

The data warehouse operates a fully integrated reserving system, ResQ.™ This contains specialised functionality for calculating, amongst other things, the ultimate reserves to be established. The Group has extended the functionality of this off-the-shelf package through its automated interfaces.

- *Earned Premium Analysis*

Monet is a proprietary system that the Group uses to calculate its earned premium figures. It receives the Group's reinsurance underwriting system, transactional and ultimate premium data from the data warehouse. The processed information is then automatically passed to the Group's nominal ledger packages for entry into the accounts of the Group's legal entities.

- *Consolidation Package*

The nominal ledgers are integrated into Frango™, a commercially available consolidation package that is used in preparing consolidated financial results for the Group.

- *Performance Monitoring and Risk Management*

The Group uses the off-the-shelf tool DOORS™ to record and track its internal operational risks as identified by risk management. DOORS™ monitors performance against all operational objectives by recording the tasks necessary to remove or mitigate those risks, the individual assigned to the risk and the current status of the risk.

The combination of tightly integrated proprietary and packaged applications delivers excellent reporting and analysis capability. More importantly, the Group's reinsurance underwriting system allows global real time access to the underwriting decisions. The Directors believe this transparency and control provide the Group with a competitive advantage in managing the complete underwriting process.

10. Underwriting and Risk Management

10.1 Underwriting Control Process

The Group's underwriting process is built around a team approach. Its underwriting guidelines dictate that no risk (other than certain facultative business) is written unless it has been approved by at least two different underwriters or actuaries. The Group also encourages its staff to seek assistance from anywhere within the Group in order to better analyse and understand the nature of the exposures that it assumes. While the Group prefers to be a significant participant on most of its lines of business, it performs the same level of pricing and underwriting analysis in every transaction regardless of its level of participation.

10.2 Risk Profile

The Group is committed to protecting its capital base, and the Group's risk profile is constructed to insulate its capital from a single event shock loss. This approach is designed to produce stable results over time.

The Group's objective is to write a portfolio that optimises its return on shareholders' capital within an acceptable range of risk and volatility. The Group uses reinsurance to limit the capital required. To achieve this, the Group has built its own proprietary models that take input from RMS™ and its own internal models to assess the technical price of an individual treaty and to monitor the exposure it has assumed, both on a gross and a net of reinsurance basis.

The principal proprietary software used by the Group is RMS™. The Group uses this in all its principal areas of exposure (United States, Caribbean, Japan and Europe), together with its own models and its underwriting knowledge. The Group has worked closely with RMS™ over the last ten years, and has built up considerable expertise in the use of their models and their output.

The Group has developed internal models for those areas of its business that are either not addressed by RMS™ or are relatively small in terms of exposure. In addition, the aggregate exposures it assumes are closely monitored.

All significant catastrophe risks are modelled using simulation techniques. This allows the Group to assess the impact of both single and multiple events in any one year. The use of standard models enables all business to be priced on a consistent basis and to optimise the risk-return profile.

Reinsurance is used both to manage the Group's results and to reduce the volatility of its returns (i.e. as a more flexible alternative to capital). The Group has a conservative approach to catastrophe exposure and, based upon the typical rating agency risk modelling approach, in a catastrophe event the probability of its losing more than 5% of operating capital is less than 1%.

10.3 Underwriting Guidelines

The Group's underwriting guidelines outline the products that it is willing to sell in the ordinary course of business. It has guidelines for every major line of business that it underwrites. These are subject to the approval of the Underwriting Committee, which is composed of the Group's Chief Underwriting Officer, the heads of each business segment and the Alea Alternative Risk and Alea North America units. These guidelines will typically contain sections covering the Group's general underwriting principles relative to the class of business, the nature of the risk specific information required, the way in which it will price the risk and the coverage that it is prepared to offer. Any risk that the Group wishes to entertain that does not comply with its guidelines is referred to the Group's Chief Underwriting Officer, the Special Transaction Committee (which must review transactions outside the authority of the Underwriting Committee) or, ultimately, the Board. These guidelines are located on the Group's intranet and certain key elements are embedded into the underwriting systems themselves.

The activities of underwriting managing agents to solicit, underwrite and issue policies of insurance on behalf of the North American insurance subsidiaries and Alea London are expressly governed and limited by the provisions of written managing agency agreements which include the underwriting guidelines. The underwriting guidelines are specifically negotiated with each underwriting managing agent and detail the scope of authority extended to the underwriting managing agent, the referral processes and annual written premium caps. The underwriting guidelines are generally no less stringent than those imposed on the Group's internal underwriters and in many instances are subject to additional underwriting constraints. The Group conducts regular and periodic audits of underwriting managing agents' compliance with the underwriting guidelines and authority extended to them under the managing agents agreement.

10.4 Underwriting Authorities

The Group's underwriting authorities are detailed and rigorous and specify the individual authority of every underwriter. The level of authority will vary from individual to individual due to a variety of factors including that individual's own skills, experience and track record. All underwriting authorities are approved by the Underwriting Committee. These authorities are located on the Group's intranet.

In addition, the Group's underwriting authorities mandate a "two-headed" approach, which generally means that at least two underwriters must authorise each acceptance. Additionally, in those areas where the Group utilises specific actuarial modelling (e.g. casualty business), the pricing actuary must authorise the acceptance of the business.

10.5 Underwriting System

The Group's reinsurance underwriting system is an electronic record of what previously would have been a paper file. It comprises all the usual details of the risk, with copies of the submission, all relevant correspondence and detailed underwriting and pricing notes. The reinsurance underwriting system also incorporates an authorisation process in cases where a risk needs referral to the Group's Chief Underwriting Officer, producing an audit trail including the name of the authorising individual.

The system operates in "real time" and any risk is accessible worldwide, allowing easy co-operation of specialists. The reinsurance underwriting system and the global data warehouse provide standard and ad hoc reporting as well as a high level of transparency that allows the underwriting process to be frequently monitored. Monitoring is carried out locally within segments and business units, by senior underwriters, executive officers and the Group's Chief Underwriting Officer.

Recognising that Alea Alternative Risk is writing both primary insurance as well as assuming reinsurance over and above a client retention, typically from a risk captive insurance company, it also utilises POINT™, a policy issuance system. Prior to binding, all key underwriting assumptions are clearly documented in a deal summary which must be approved by the Chief Underwriter and Chief Actuary of Alea Alternative Risk. Each deal summary documents all key underwriting assumptions to determine the efficacy of the underwriting for both the captive and the Group's retentions. In order for the business to be sustainable the price and structure for both the captive and the Group's retention must be appropriate and the collateral obtained must be sufficient to minimise credit exposure.

10.6 Best Practice Groups

The Group has formed a number of "best practice groups." These groups comprise senior underwriting and actuarial personnel from various offices with particular expertise in any one class of business. The aim of these practice groups is to ensure that the Group can quickly disseminate new or improved processes and form a consensus as to how it should deal with emerging issues and thus achieve consistency.

Currently the Group has four such groups, all of which ultimately report to the Underwriting Committee: actuarial business, which has the responsibility of approving group pricing models and processes; casualty business; property treaty business and managing general agent business.

10.7 Health Checks

The Group also conducts underwriting peer reviews or "health checks" in each of its significant operations. The intent of a health check is to evaluate underwriting decisions made and their consistency with the Group's global underwriting approaches, pricing models and guidelines, as well as to share best practices in all locations. These reviews are designed to identify potential problems before they arise rather than rely on the normal course of audits after they have occurred. These reviews involve the Group's Chief Underwriting Officer, a Chief Executive Officer from another business unit, internal audit and underwriters, actuaries and claims staff from other businesses. The Group has in place further processes to monitor all recommendations and their implementation. These reviews are conducted at least once a year for each unit and are in addition to any other internal auditing or risk management activities.

10.8 Claims Management

The Group regards claims management as an integral part of the underwriting process. The Group maintains claims management and support teams for each of its segments. The Group's claims managers have significant experience in the lines of business that the Group underwrites. Members of the Group's claims teams have an average of over 18 years' claims and industry experience. The Group's claims teams have multiple responsibilities including the investigation, evaluation and payment of claims. When appropriate, its claims managers also participate in the underwriting process prior to commitment by performing on site pre-underwriting claims audits on potential clients.

The Group's client claims audit processes continue for the duration of each contract, including run-off, if applicable. The Group regularly audits its reinsureds' claims departments to determine whether there are sufficient resources and proper claims handling skills. It also determines whether the ceded claims are within the intended coverage of the reinsurance agreement. The Group requires its claims managers to provide input into reserving levels through quarterly meetings with actuaries.

In its specialty insurance and alternative risk businesses, the Group typically delegates claims management responsibilities to managing general agents or third party administrators, in each case with defined, limited settlement authority. The Group carefully selects its managing general agents and third party administrators based upon their experience and reputation and regularly audits these service providers to establish competency and compliance with guidelines. The Group regularly evaluates their case management practices, including adjuster and lawyer selection.

10.9 Risk Management Function

The Group's approach to managing risk takes into consideration the constantly changing business environment and emphasises its proactive approach to assessing and, more importantly, to managing operational risk. Many traditional risk management approaches emphasise quantification, measurement and assessment of financially oriented risks with an ultimate intent towards risk transfer. The Group's approach, however, acknowledges the need for strong execution of operational risk mitigation activities as well.

The Group's risk management program encompasses three interrelated aspects: an enterprise risk management function, an internal audit function and a project management framework. This three-pronged approach works in tandem to allow the Group to identify and assess proactively financial, operational and compliance risk and, more importantly, to respond quickly and effectively to mitigate the most critical risks.

In addition, this approach is fully integrated into the Group's strategic planning and human resources processes, which helps ensure that the Group meets its stated objectives and that opportunities and threats are promptly identified and addressed.

10.9.1 Enterprise Risk Management Function

The first aspect of the Group's risk management program is the enterprise risk management function. As part of this function, risk managers are placed in various significant operations around the Group to maintain local knowledge of the Group's operations and ensure consistent and effective execution of the group-wide enterprise risk management process.

The enterprise risk management process is integral to the strategic planning process. On an annual basis, each business unit conducts a risk assessment as the first stage in the annual strategic planning process. Strategic plans are developed thereafter and specifically identify necessary risk mitigation strategies to address any risks identified. All risks and associated mitigation activities are directly linked to strategic objectives articulated in the business plans to ensure plan cohesiveness. In addition, all mitigation activities are required to specify appropriate timeframes, priorities and owners.

All enterprise risk management information is recorded and tracked in the Group's risk management computer system, DOORS™. This system allows for regular reporting to management on progress made on risk mitigation activities and trends on associated risks.

To ensure proper accountability for all significant mitigation activities, risk managers liase directly with the human resource functions within the Group to ensure that articulated activities are properly reflected in staff performance objectives. In addition, at year-end, the results of risk mitigation activities are shared with the human resources department and form a foundation for annual staff performance and incentive evaluation. This control ensures that staff performance is effectively aligned with strategic plans and objectives.

Quarterly reports are provided on a formal basis to the Board, its Executive Committee and senior management. Also, the Group Chief Executive's office and the Group's Chief Financial Officer have direct access to the DOORS™ system to view the Group's risk management status.

10.9.2 Internal Audit Function

The second aspect of the Group's risk management program is the internal audit function. The department is staffed by four financial, operational and IT auditors. The internal audit function is positioned organisationally within the risk management function, although it reports directly to the Audit Committee. This helps ensure that the control risks considered by internal audit are relevant and aligned with the strategic risks and objectives of the organisation. The Directors believe this is a more effective use of audit resources.

The audit risk assessment evaluates all of the Group's critical business processes using a consistent business process risk assessment model that makes use of standard control risk rating factors as a primary evaluation tool. This model also aligns business process with relevant balance sheet and income statement line items to ensure appropriate coverage of material financial statement areas.

Included in each year's audit plan are the underwriting peer reviews, or health checks, of each of the Group's significant operations. The internal audit department administers these reviews in consultation with the Group's Chief Underwriting Officer. Feedback is also received from the Audit Committee and senior management to develop an annual audit plan. The internal audit plan is annually aligned with the audit plans of the Group's external auditors to ensure appropriate coverage of critical financial statement areas. Finally, the annual audit plan is pre-approved by the Audit Committee and progress is reported quarterly thereto.

All audit work (including health checks) is presented to the Audit Committee and all reports are provided to its external auditors. In addition, the audit function tracks and reports quarterly on the resolution of outstanding issues to the Audit Committee. Issues that arise out of health check tracking are also reported on a monthly basis to the Underwriting Committee, which includes a member of the Audit Committee.

10.9.3 Project Management Framework

The third aspect of the Group's risk management program is the project management framework. The framework puts in place a consistent approach to management and tracking of projects with a specific initial emphasis on IT-related projects.

The Group's project management framework establishes a global project working group reporting directly to the Group's Executive Committee. The working group ensures that the Group's worldwide project portfolio aligns with strategic plans such that as the risk environment evolves, projects are appropriately adjusted. The working group also ensures appropriate prioritisation of projects and allocation of resources as required.

To facilitate project portfolio management, the Group has instituted a standard set of project management tools, procedures and documents. These allow the Group to understand, prioritise and monitor projects efficiently. In addition, each critical project is directly linked back into the DOORS™ risk management system to ensure that progress on the projects is assessed against corresponding business risks and objectives. No projects are undertaken without specifically linking back to the business plans and objectives.

10.10 Ceded Reinsurance

The Group purchases retrocessional reinsurance to improve the extent to which it can manage risk exposures, protect against catastrophic losses, access additional underwriting capacity and stabilise financial ratios. As a general rule, it purchases reinsurance for all segments centrally in order to achieve superior terms and pricing for its retrocessional coverage. Exceptions to the rule are segment or unit specific reinsurance purchased on a transactional basis in consultation with the Group's Chief Underwriting Officer.

As a general rule, the Group's aggregate net line with respect to risks assumed under contracts written will not exceed $10 million or its equivalent in foreign currencies. In addition, where considered appropriate, the Group purchases reinsurance protections that provide coverage against accumulations of risk. The Group selects its reinsurers and retrocessionaires primarily based upon credit quality and monitors them closely over time. It also seeks to diversify its business among reinsurers and retrocessionaires and requires collateral where deemed prudent to do so.

10.11 Reinsurers' Share of Technical Provisions

At 30 June 2003, the Group had $686.8 million recoverable from reinsurance contracts. $428.7 million of the recoverables was in respect of four specific contracts which are collateralised either through trust funds, assets held on the Group's own balance sheet including funds withheld or letters of credit. The total collateral available under these collateralised contracts was 85% of the net of discount amount due.

The Directors believe that the Group has minimal credit risk exposure to reinsurers under the aggregate excess reinsurance arrangements as outlined in the table below:

	Percentage of total reserves	**Amount recoverable under aggregate excess contract $m**	**Collateral available $m**
Claim reserves of Alea London (pre-acquisition business) protected by aggregate excess contract with an unrated reinsurer – maintained on a funds withheld basis	7%	71.9	62.6
Claim reserves in respect of 1987 – 1999 Alea Europe and Alea Bermuda underwriting years protected by aggregate excess contract with an A rated reinsurer backed by an A rated reinsurer – maintained on a funds withheld basis	16%	146.4	112.0
Group 2000 underwriting year claim reserves protected by a limited aggregate excess contract with an A rated reinsurer backed by A rated reinsurer – maintained on a funds withheld basis	16%	63.2	42.8
Group 2001 – 2003 underwriting years claim reserves protected by a limited aggregate excess contract with an A– rated reinsurer with full collateralisation of all recoverables through AA rated trust funds and letters of credit[1]	45%	147.2	147.2
Other reserves	16%	—	—
	100%	428.7	364.5

[1] *Collateral excludes $49.4 million in respect of unearned premium reserves.*

All ratings shown are Standard & Poor's and/or A.M. Best financial strength ratings at 30 June 2003.

The total reinsurers' share of claims outstanding in respect of the other reinsurance contracts as at 30 June 2003 was $258.1 million (2002: $238.6 million, 2001: $308.5 million). At 30 June 2003, the Group held a bad debt provision of $7.3 million (2002: $7.2 million, 2001: $11.2 million), the majority of which is in Alea London Limited, relating to the Imperial business acquired in 2000. In addition, $26.6 million of these other balances are collateralised and $49.7 million are offset by amounts payable to those same companies leaving total net balances due of $174.5 million at 30 June 2003.

At 30 June 2003, 85% (2002: 96%, 2001: 94%) of the net balance due from reinsurers, after taking into consideration amounts the Group owes those reinsurers and balances held as collateral, are in respect of entities rated A and above, of which 5% (2002: 6%, 2001: 28%) is with AAA rated entities, 34% (2002: 48%, 2001: 12%) is in respect of AA rated entities and 46% (2002: 42%, 2001: 12%) is in respect of A rated entities.

Recent years have seen a substantial reduction in credit quality for the entire industry. In the six-month period to 30 June 2003, there were more than 400 downgrades of industry participants (during 2002: 870) by Standard & Poor's alone. The Group's reinsurance recoverable security profile has been affected by the industry change. Reinsurers rated BBB or lower have increased from 5% to 15% for the six-month period to 30 June 2003 and include 4.5% ($7.8 million) in respect of Baloise which was downgraded from Api to BBBpi by Standard & Poor's in March 2003 and 2.4% ($4.1 million) in respect of balances not analysed by reinsurer which have been allocated to the lowest rating grade. The largest ten other reinsurers with net amounts due ranging from $6.7 million to $22.3 million were all rated A or above except for $7.8 million in respect of Baloise. No other reinsurer rated BBB or below accounted for more than $1.4 million of net balances due at 30 June 2003. For 2002, following the settlement of a number of large claims, the net balance due from reinsurers rated BBB or lower reduced from 20% to 5% of the total reinsurance recoverable.

The Alea Alternative Risk division of Alea US has reinsurance recoverables due from a number of captive insurance companies which are not rated. The Group minimises its exposure to such entities by ensuring that it has adequate collateral in the form of funds due by the captive to the Group, funds withheld by the Group or trust funds and letters of credit established for the benefit of the Group. As at 30 June 2003, there were no net reinsurance recoverables from captives under the Alea Alternative Risk program that were not fully collateralised, apart from a few instances where agreed collateral levels were still to be funded amounting in total to under $1.7 million.

All inward claims are accumulated in the inward systems using risk and/or event accumulation codes. Once a quarter, the Group calculates reinsurance recoverables due from retrocessionaires. These sums (including any reinstatement premiums owed) are then processed on to the outwards reinsurance systems for general and creditor's ledger purposes.

11. Claim and Claims Handling Reserves

11.1 Establishment of Claim and Claims Handling Reserves

The Group is required by applicable insurance laws and regulations and applicable GAAP to establish reserves for payment of claims and claims handling costs and expenses that arise from its products. These reserves are balance sheet liabilities representing estimates of future amounts required to pay claims (losses) and claims handling expenses for insured claims which have occurred at or before the balance sheet date, whether already known to the Group or not yet reported. Significant periods of time can elapse between the occurrence of an insured claim, its reporting by the insured to the primary insurance company and by the insurance company to its reinsurance company; further time can elapse before settlement of the claim while the issues of liability and quantum are decided.

Upon receipt of a notice of claim from an insured or reinsured, the Group establishes a case reserve for the estimated amount of the ultimate settlement of the claim and associated claims handling expenses. Case reserves may subsequently be supplemented or reduced as deemed necessary by the Group's claims department as additional information becomes available and as claims are paid.

The claim reserves at any point in time can be divided into three categories: (i) case reserves for reported claims; (ii) reserves for further development of claims and claims handling expenses on reported claims and (iii) reserves for claims and claims handling expenses that have been incurred but not reported ("IBNR").

11.2 Methodology

The Group writes insurance and reinsurance business through seven legal entities. Its business is managed within each business unit at the global reserving group level within that unit. Each global reserving group level represents a certain type of insurance or reinsurance covering a class of business within a certain geographical region. The Group currently separately reserves for five types of insurance and reinsurance (proportional treaty reinsurance, non-proportional treaty reinsurance, facultative reinsurance, direct insurance and facilities/binders), three regions (US, non-US and worldwide) and over 100 classes of business.

IBNR reserves are established each quarter for each global reserving group in each unit based upon input from underwriting, claims, finance and actuarial staff. In a number of units the business is segmented into more than one reserve study, when it is convenient to distinguish between business written during different historical periods or recorded on different computer systems. There are currently 17 reserve studies conducted on a quarterly basis, all utilising the same proprietary software with additional underlying analysis as appropriate.

In the quarterly reserve review process, historical information on premiums, paid claims and case reserves is summarised and consolidated into "triangles" for each global reserving group in each reserve study. Within each reserve study, ultimate losses for each global reserving group and underwriting year are projected using the following five standard actuarial methods: expected loss, paid loss development, incurred loss development, paid loss Bornhuetter Ferguson and incurred loss Bornhuetter Ferguson.

Additional input is obtained from underwriting and claims staff and senior management. Professional judgment is then used in selecting the ultimate loss for each global reserving group and underwriting year in each reserve study.

All the calculations described above are conducted excluding catastrophe reserves, where a catastrophe is defined as a claim with potential to cost more than $5 million net of reinsurance protection to the Group. Catastrophe reserves are projected separately.

In some cases, ultimate gross losses are estimated at the level of individual contracts or programs and then amalgamated to form the estimate at the global reserving group level. In the remainder of cases, the estimated ultimate gross losses for each underwriting year and global reserving group are then allocated across the individual insurance or reinsurance contracts or programs that make up the global reserving group. The estimated ultimate gross claim for each contract by currency is then adjusted by the ratio of base earned premium to ultimate base premium in order to calculate the reserve provision (IBNR) only to the exposed/expired portion of the reinsurance contract at the reserving date. A base premium is a premium which excludes claim-sensitive premium adjustments.

Where a global reserving group includes business with reinstatement premiums or claim-sensitive premiums, these are calculated at the level of individual contracts. Reinsurance recoveries in respect of each catastrophe are calculated at the level of individual catastrophes. Otherwise, reinsurance recoveries in respect of the gross estimated claims are calculated at the global reserving group level.

Unallocated claims handling reserve provisions are derived at the unit level.

11.3 Actuarial Information

In order to apply the actuarial methods mentioned above, two types of information are needed for each global reserving group in each office: an initial estimate of the claim ratio for each underwriting year and the patterns according to which claims are notified and settled over time.

Reinsurance contracts are typically priced using proprietary pricing models. The expected claim ratio for each insurance or reinsurance contract/program is normally the expected claim ratio derived at the pricing of the insurance or reinsurance contract/program and may be subject to adjustments based on re-pricing of the reinsurance contract. The expected claim ratio for the global reserving group is the weighted claim ratio of the contracts that make up the global reserving group.

Expected paid loss development factors and expected reported loss development factors are derived from either statistics developed by pricing actuaries or actual paid loss and reported loss (of the reinsurance contracts assigned to a given global reserving group) aggregated into underwriting year triangles.

It is the Group's policy to review regularly expected paid loss development factors and expected reported loss development factors for each global reserving group.

11.4 Uncertainty

The Group's estimates of reserves from reported and unreported losses and related reinsurance recoverable assets are reviewed and updated on a quarterly basis. Adjustments resulting from this process are reflected in current income. The analysis relies upon the basic assumption that past experience, adjusted for the effect of current developments and likely trends, is an appropriate basis to estimate the Group's current claim and claim adjustment expense liabilities. Because estimation of claim reserves is an inherently uncertain process, quantitative techniques frequently have to be supplemented by professional and managerial judgment. In addition, trends that have affected development of reserves in the past may not necessarily occur or affect reserve development to the same degree in the future.

The uncertainty inherent in claim estimation is particularly pronounced for long-tail lines such as umbrella, general and professional liability and motor liability, where information, such as required medical treatment and costs for bodily injury claims, will only emerge over time. In the overall reserve setting process, provisions for economic inflation and changes in the social and legal environment are considered. The uncertainty inherent in the reserving process for primary insurance companies is even greater for the reinsurer. This is attributable in part to the time lag inherent in reporting information from the insurer to the reinsurer and differing reserving practices among ceding companies. As a result, actual claims and claims handling expenses may deviate, perhaps materially, from expected ultimate costs reflected in the Group's current reserves.

11.5 Reserves for Asbestos and Environmental Losses

The Group has not written significant amounts of US business that are potentially exposed to asbestos and environmental risks. To date, the Group has identified only one arrangement in which it has significant asbestos exposure. In that case, the Group reinsured a cedent with asbestos and environmental exposure. This business originated with Alea Europe Ltd. and was written during the period from 1979 to 1982 and is not covered by the Inter-Ocean Adverse Development Cover (described in paragraph 11.7.1 of this Part 1: Information on the Group). As a result of an arbitration decision regarding that arrangement in February 2003, the Group appointed an independent consulting firm that advised the Group as to its worst case scenario with respect to asbestos and environmental exposure based on a "ground up" analysis of the underlying policy exposures covered by the treaty. The firm's report was delivered in two stages which gave rise to two separate reserve increases. As a result, the Group made total additional provisions for potential asbestos liabilities of $8.7 million in 2002 and a further $8.4 million in the six-month period ended 30 June 2003. The Group's total additional provision of $17.1 million was based on the independent consulting firm's estimate of $99.5 billion as the total US insurance industry asbestos reserve requirement, while a report published by A.M. Best in the third quarter of 2002 estimated the total US insurance industry reserve requirement to be $65 billion.

11.6 World Trade Center

The events of September 11, 2001 were the most expensive catastrophe ever to impact the insurance/reinsurance industry. Projected total costs to the industry range from approximately $30 billion to $70 billion. By way of comparison, Hurricane Andrew (the largest loss in industry history prior to the World Trade Center tragedy) cost the industry $20 billion, and the aggregate of all 1999 catastrophes (the worst catastrophe year ever prior to 2001) cost $29 billion.

Given the Group's small exposure to the US property reinsurance market and no direct exposure to the World Trade Center tragedy, the net impact to it from the catastrophe is expected to be $25 million, which has been fully reserved. The Group analysed contracts that it has written and assumed a total exposure loss for contracts that it considered likely to be exposed. As such, it does not expect this figure to move as total industry loss estimates change. This figure is net of the Group's reinsurance recoverables. The Group has high quality remaining reinsurance recoverables on the World Trade Center tragedy exposure and is confident in the collectability of this reinsurance. The Directors do not expect this loss to have a material adverse impact on the Group's business.

11.7 Analysis of Claims Reserves

	June 2003 $'000	June 2002 $'000	2002 $'000	2001 $'000	2000 $'000
Increase/(decrease) in reserves					
Underwriting years 1999 and prior (Note 1)	9,966	2,196	6,546	6,524	16,440
Underwriting year 2000	483	10,351	15,416	13,904	—
Underwriting year 2001	(2,432)	1,866	1,258	—	—
	8,017	14,413	23,129	20,428	16,440
Claims incurred, net of reinsurance outstanding as at prior period end and before discount	514,141	477,379	477,379	633,608	662,157
Discount	(25,992)	(21,281)	(21,281)	(11,010)	(26,541)
Claims incurred, net of reinsurance incurred as at prior period end	488,149	456,098	456,098	622,598	635,616

Note 1: The above table for 1999 and prior excludes the impact of the Equus Re reinsurance arrangement.

11.7.1 Overview of Certain Material Reinsurance Covers Affecting Claims Reserves

To protect against adverse reserve development, the Group purchased an adverse loss development cover ("Inter-Ocean Adverse Development Cover") for underwriting years 1987 through 1999 from Inter-Ocean Reinsurance Company, Ltd. (rated A by A.M. Best, financial size category VII), which provides cover of $125 million excess of $500 million together with 75% of losses in excess of $625 million up to $750 million to provide a maximum recoverable of $218.8 million for the non-life reserves of Alea Europe Ltd. and Alea (Bermuda) Ltd. The coverage does not include asbestos and environmental claims in excess of $12.5 million (which sublimit includes asbestos and environmental claims under the Inter-Ocean Aggregate Excess of Loss Cover described below) or catastrophe losses in excess of $93.0 million. The Inter-Ocean Adverse Development Cover is funded on a funds withheld basis and the Group is only exposed to credit risk to the extent that claims paid exceed the funds withheld balance, including a nominal interest rate of 8%. To the extent that the Group cedes losses in excess of $171.9 million under this cover, the Group is required to credit the funds withheld balance in an amount equal to 40% of such losses, subject to a maximum of $18.8 million. If paid claims exceed the funds withheld balance, the Group is required to reimburse Inter-Ocean for 75% of such amount with interest accruing at 8.5% upon the contract being terminated or the aggregate limit being exhausted on a paid basis (deficit payback and termination provisions).

The Group also purchased from Inter-Ocean Reinsurance Company, Ltd. an aggregate excess of loss cover ("Inter-Ocean Aggregate Excess of Loss Cover") for the underwriting year commencing 1 January 2000 and ending on 31 December 2000 that provides cover in excess of a loss ratio retention of 59% of net earned premium up to a maximum limit of 20% of the Group's net earned premium, but not in excess of $107.8 million, subject to certain other retentions and a sublimit of $31.3 million for catastrophe losses. This cover includes business written by Alea Europe Ltd., Alea (Bermuda) Ltd. and Alea London Limited (subject, in the case of Alea London Limited, to a sublimit of 72% of net written premium allocated to ceded losses on stand alone basis and calendar year loss payment allocations). The Inter-Ocean Aggregate Excess of Loss Cover is funded on a funds withheld basis and the Group is only exposed to credit risk to the extent that claims paid exceed the funds withheld balance, including a nominal interest rate of 8%. Both the Inter-Ocean Adverse Loss Development Cover and the Inter-Ocean Aggregate Excess of Loss Cover may be terminated by Inter-Ocean at 31 December 2009 and thereafter.

In connection with the acquisition of Alea London Limited, the Group purchased adverse loss development cover of up to $85 million for business incepting on or prior to 31 December 1999 (but excluding certain specified risks such as asbestos) in excess of Alea London Limited's agreed retention of $101.9 million ("OPL Adverse Development Cover") from Overseas Partners Re Ltd. In calculating losses covered by the OPL Adverse Development Cover, Alea London Limited may include up to $10 million in uncollectible reinsurance with respect to such business. The OPL Adverse Development Cover is funded on a funds withheld basis and the Group is only exposed to credit risk to the extent that claims paid exceed the funds withheld balance, including a nominal interest rate of 8%.

Other than in respect of the Inter-Ocean Adverse Development Cover, the Group has exhausted the limits on the covers described above.

In addition, for the period from 1 January 2001 through 31 December 2003, in order to increase underwriting capacity, the Group entered into an excess of loss contract with Max Re Ltd. ("Max Re Cover") for property and casualty insurance and reinsurance and property catastrophe business written worldwide (with the exception of life and finite business and certain limitations on property catastrophe losses). The Max Re Cover provides protection on $1.578 billion of net earned premium during the period that attaches at 15% below the Group's agreed plan loss ratio for each underwriting year, with a limit equal to the lesser of 16.5% of total net earned premium for the three year period or $285 million plus catastrophe cover equal to 1.67% of total net earned premium over the term of the agreement (subject to a maximum of a net retained liability or $35 million). For calendar years 2001 and 2002, the agreed plan loss ratios were 60.3% and 57.0%. The Max Re Cover pays a ceding commission to the Group of 40% of premium ceded. The reported losses payable by Max Re are collateralised by liquid fixed income obligations with a weighted average rating of AA held in a trust by Mellon Bank and letters of credit issued by qualified financial institutions.

The Group has fully utilised the Max Re Cover with respect to premiums which have been earned to date.

For further details of these contracts, see paragraph 20 of Part 10: Additional Information.

11.7.2 1999 and Prior Underwriting Years

The main element of the 1999 and prior underwriting year development outlined above in 2002 and June 2003 is in respect of the adverse arbitration decision outlined in paragraph 11.5 of this Part 1: Information on the Group which gave rise to additional provisions of $8.7 million in 2002 and a further $8.4 million in the six-month period ended 30 June 2003.

In both 2000 and 2001 the remaining development in respect of 1999 and prior years primarily arose from the Alea Europe portfolio. The movement in gross losses subject to the Inter-Ocean Adverse Development Cover for underwriting years 1987 to 1999 was $1 million to 30 June 2003 compared to $5 million to 30 June 2002, $6 million in 2002, $10 million in 2001 and $46 million in 2000 following the introduction of the Group's new reserving processes. On a net basis the reserves include the Group's 25% retention under the contract for losses in excess of $625 million less estimated amounts due in respect of the deficit payback and termination provisions outlined in paragraph 11.7.1 of this Part 1: Information on the Group.

11.7.3 2000 Underwriting Year

The reserve development for the 2000 underwriting year in 2001 was primarily in respect of the short-tail book of business underwritten by Alea Europe. The reserve movements in 2002 were in respect of two casualty losses in Alea Europe occurring in 2000 and 2001 and allocated to the 2000 and 2001 underwriting years. The contracts were discontinued as part of the restructuring of the Company. The 2000 underwriting year is considered to be a transitional year where certain business was put into place before new management took control, principally relating to multi-year policies in place in both Alea Europe and Alea London from 1999 and prior.

11.7.4 2001 Underwriting Year

Overall movements on the 2001 underwriting year are not significant.

11.7.5 Reinsurance Arrangements

At each period end, the Group has evaluated the value of the Inter-Ocean Adverse Development Cover, the Inter-Ocean Aggregate Excess of Loss Cover and the OPL Adverse Development Cover. To the extent that the Group anticipates that there could potentially be a shortfall under these contracts as a result of the deficit payback, termination and commutation provisions then it has reduced the reinsurance recoverable. To the extent that such shortfall is in respect of the earned premiums of any relevant year, then it is reflected within current year net incurred losses. To the

extent that such shortfall arises from prior year loss reserve development then the shortfall is reflected as a movement in prior year net incurred losses development in the table below and amounted to $8.1 million in 2000 and $4.5 million in 2001. For further details of these contracts, see paragraph 20 of Part 10: Additional Information.

The table below analyses the gross and net loss reserves and available collateral in respect of the four specific reinsurance contracts outlined in paragraph 11.7.1 of this Part 1: Information on the Group.

	Six months ended 30 June		Year ended 31 December		
	2003 $'000	2002 $'000	2002 $'000	2001 $'000	2000 $'000
Gross					
Provision for claims incurred, reported and not reported	1,283,575	1,207,065	1,196,027	1,149,084	1,042,064
Discount	(79,941)	(76,106)	(79,912)	(59,769)	(29,104)
	1,203,634	1,130,959	1,116,115	1,089,315	1,012,960
Claims handling provisions	17,318	12,031	10,834	10,842	9,128
Claims incurred, gross of reinsurance	1,220,952	1,142,990	1,126,949	1,100,157	1,022,088
Aggregate excess reinsurance					
Provision for claims incurred, reported and not reported	(481,941)	(409,643)	(448,599)	(371,445)	(258,268)
Discount	53,278	43,556	48,424	35,874	18,094
Net aggregate excess reinsurance	(428,663)	(366,087)	(400,175)	(335,571)	(240,174)
Other reinsurance					
Provision for claims incurred, reported and not reported	(261,179)	(291,117)	(244,121)	(311,102)	(159,316)
Discount	3,066	3,002	5,496	2,614	—
Net other reinsurance	(258,113)	(288,115)	(238,625)	(308,488)	(159,316)
Total reinsurance	(686,776)	(654,202)	(638,800)	(644,059)	(399,490)
Claims reserves, net of reinsurance	534,176	488,788	488,149	456,098	622,598
Funds withheld on aggregate excess contracts	217,347	216,621	225,144	208,467	193,163
Trust fund and LOC collateral available against aggregate excess reinsurance recoverable	147,155	65,431	103,631	41,896	—
Total collateral available against aggregate excess reinsurance recoverable	364,502	282,052	328,775	250,363	193,163
Collateral held in respect of unearned premiums	48,398	46,602	44,633	29,822	—
Total collateral held	412,900	328,654	373,408	280,185	193,163
Collateral % of net aggregate excess reinsurance recoverable	85%	77%	82%	75%	80%
Total funds held by reinsurer in trust plus letters of credit	195,553	112,033	148,264	71,718	—

On the closing of the Imperial transaction, the Group reinforced the strengthening of the Imperial reserves by entering into the OPL Adverse Development cover (described in paragraph 11.7.1 of this Part 1: Information on the Group). At 31 December 2000, the Company had utilised $75 million of the protection available, which increased to $83.5 million by 31 December 2001. There have been immaterial changes to the utilisation in each period since that date with total utilisation of $83.9 million by 30 June 2003. At 30 June 2003, the Group held collateral of $62.6 million against the balance due of $71.9 million.

The Max Re Cover described in paragraph 11.7.1 of this Part 1: Information on the Group provides coverage for a portion of losses in excess of plan and significant de-leveraging of the Group and income statement reduced the overall size of the Group's net technical account but did not significantly change the loss ratios overall for any of the periods since inception causing an improvement or deterioration in the loss ratio by up to plus or minus 3% in each of the periods since it incepted in 2001. The incurred losses and unearned premiums due under this contract are fully

collateralised by letters of credit and by liquid fixed income obligations with a weighted AA rating held in a trust at Mellon Bank. At 30 June 2003, the Group held collateral of $178 million against the balance due of $147 million in the form of a trust fund of $151 million and $27 million as letter of credit. A further $17.9 million was paid into the collateral account in September 2003 in respect of premiums paid in June 2003.

Paid Claims

	Six months ended 30 June		Year ended 31 December		
	June 2003 $'000	**June 2002 $'000**	**2002 $'000**	**2001 $'000**	**2000 $'000**
Gross paid claims	208,990	199,445	397,422	361,080	418,228
Reinsurance recoveries	(44,272)	(50,609)	(77,663)	(57,367)	(77,569)
Net paid claims	164,718	148,836	319,759	303,713	340,659
Paid claims ratios to gross and net premiums earned					
Gross paid claims ratio	*42.4%*	*60.8%*	*59.0%*	*69.8%*	*85.8%*
Net paid claims ratio	*43.6%*	*58.8%*	*61.7%*	*84.3%*	*113.0%*

The gross and net paid claims ratios to gross and net premiums earned have improved period on period as the positive influence of the new underwriting guidelines increased. 1999 had a particularly high incidence of large losses in Alea Europe following unprecedented catastrophe events. 2000 year paid claims ratios were adversely affected by the settlement of these claims.

12. Unearned Premium Reserves

The Group establishes unearned premium reserves to reflect the fact that not all premium written in a period is earned in that period.

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Gross premiums written	771,828	44%	535,784	58%	931,631	89%	493,181	–5%	521,796
Outward reinsurance premiums	(127,344)	4%	(122,450)	55%	(223,399)	33%	(167,644)	–12%	(190,611)
Net premiums written	644,485	56%	413,335	58%	708,232	118%	325,537	–2%	331,185
Gross unearned premiums reserve	768,704	79%	429,782	90%	477,121	130%	207,830	–1%	210,204
Reinsurance unearned premiums reserve	(118,082)	49%	(79,154)	78%	(101,312)	194%	(34,427)	47%	(23,492)
Net unearned premiums reserve	650,622	86%	350,629	93%	375,809	117%	173,403	–7%	186,712
Gross unearned premium reserves % of gross premiums written	99.6%		80.2%		51.2%		42.1%		40.3%
Reinsurance unearned premium reserves % of reinsurance premiums written	92.7%		64.6%		45.4%		20.5%		12.3%
Net unearned premium reserves % of net premiums written	101.0%		84.8%		53.1%		53.3%		56.4%

The gross unearned premium reserve at 30 June 2003 increased 79% to $769 million compared to $430 million at 30 June 2002. The reinsurance unearned premium reserve at 30 June 2003 increased 49% to $118 million compared to $79 million at 30 June 2002. The net unearned premium reserve to 30 June 2003 increased 86% to $651 million from $351 million compared to 30 June 2002.

At 30 June 2003, the net unearned premium reserve represented 101% of the net premiums written to date in 2003. This percentage is increasing as the business mix changes towards policies which earn over a two-year period, such as the Alea Alternative Risk portfolio and the Alea London Limited excess and surplus lines portfolio compared to the previous portfolio.

The gross unearned premium reserve increased 130% to $477 million at 31 December 2002 compared to $208 million at 31 December 2001 in line with the growth in gross premiums written. The gross unearned premium reserve reduced 1% at 31 December 2001 from $210 million at 31 December 2000 following the reduction in business underwritten in Alea Europe. Unearned premium reserves are generally higher during the year than at year end because of the high proportion of premium underwritten in January.

The reinsurance unearned premium reserve increased 194% to $101 million as of 31 December 2002 compared to $34 million at 31 December 2001. The reinsurance unearned premium reserve increased 47% to $34 million as of 31 December 2001 compared to $23 million at 31 December 2000.

The net unearned premium reserve increased 86% to $651 million at 30 June 2003 compared to $351 million at 30 June 2002. The net unearned premium reserve increased 117% to $376 million as of 31 December 2002 from $173 million at 31 December 2001 and reduced by 7% between 31 December 2001 and 2000.

13. Investments

The Group follows a conservative investment strategy which emphasises a high quality diversified portfolio of liquid investment grade fixed income securities as a method of preserving equity capital and prompt claim payment capability. The investment portfolio does not currently consist of equity or real estate investments. The Group utilises recognised external expert investment managers to invest its assets. Its Investment Committee establishes the Group's investment policies and creates guidelines for its external investment managers. These guidelines specify criteria on the overall credit quality and liquidity characteristics of the portfolio and include limitations on the size of certain holdings as well as restrictions on purchasing certain types of securities.

At 30 June 2003, fixed income securities and deposits at credit institutions comprised $1,199.4 million. The Group's fixed income portfolio consisted of US and non-US sovereign government obligations, corporate bonds and other securities of which 99% were rated AA or better by either Standard & Poor's or Moody's. The portfolio had a weighted average rating of AAA based on ratings assigned by Standard & Poor's or Moody's. Other than with respect to US, Canadian and European Union government and agency securities, the Group's investment guidelines limit its aggregate exposure to any single issuer to 5% of its portfolio. All securities must be rated A or better at the time of purchase and the weighted average rating requirement of the Group's portfolio is AAA. At 30 June 2003, the Group did not have an aggregate exposure to any single issuer of more than 6.5% of its shareholders' equity, other than with respect to US, Canadian and European Union government and agency securities.

Depending upon the duration of the liabilities supported by a particular portfolio, the Group's portfolio investment duration targets may range from three to five years. The duration of an investment is based on the maturity of the security and also reflects the payment of interest and the possibility of early principal payment of such security. The Group seeks to utilise investment benchmarks that reflect this duration target. The Investment Committee periodically revises the Group's investment benchmarks based on business and economic factors including the average duration of the Group's potential liabilities. At 30 June 2003, the Group's investment assets had an effective duration of approximately three years, which approximates the duration of its liabilities.

Current values and the historical cost of the Group's investments were as follows at 30 June 2003 and at 31 December 2002, 2001 and 2000:

	Current value				Historical cost			
	At 30 June	At 31 December			At 30 June	At 31 December		
	2003 $'000	2002 $'000	2001 $'000	2000 $'000	2003 $'000	2002 $'000	2001 $'000	2000 $'000
Other financial investments								
Shares and other variable yield securities								
– Listed	664	611	994	322	762	611	902	192
– Unlisted	101	338	346	215	101	338	750	215
	765	949	1,340	537	863	949	1,652	407
Debt securities – unit trusts – listed	28,169	21,745	15,204	14,080	26,636	22,176	15,198	14,063
Debt securities and other fixed income securities								
– Listed	1,091,543	963,880	525,358	423,612	1,058,097	930,228	517,168	421,556
Deposits with credit institutions	107,853	120,165	415,506	268,803	107,853	120,165	415,506	268,803
	1,199,396	1,084,045	940,864	692,415	1,165,950	1,050,393	932,674	690,359
Total other financial instruments	1,228,330	1,106,739	957,408	707,032	1,193,449	1,073,518	949,524	704,829

13.1 Fixed Income Securities

At 30 June 2003, the Group's fixed income securities portfolio had a fair market value of $1,091.5 million and represented 88.9% of the Group's total fixed income and short-term investments (including cash and cash equivalents). In addition the Group held $107.8 million as deposits with credit institutions. At 30 June 2003, mortgage-backed securities issued by US government agencies with maturities of more than 10 years constituted approximately 16.2% of the Group's fixed income investments. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose the Group to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring the Group to reinvest the proceeds at the then current market rates.

At 30 June 2003, corporate debt securities represented 17.5% of the Group's fixed income portfolio. The principal risk associated with corporate debt securities is the potential loss of income and potential realised and unrealised principal losses due to insolvencies and deteriorating credit.

At 30 June 2003, asset-backed securities represented 7.0% of the Group's fixed income portfolio. Asset-backed securities are subject to structural, credit and capital markets risks. Structural risks include the security's priority in the issuer's capital structure, the adequacy of and ability to realise proceeds from the collateral and the potential for prepayments. Credit risks include defaults by consumer or corporate credits such as credit card holders and corporate obligors. Capital markets risks include the general level of interest rates and the liquidity for these securities in the marketplace.

The Standard & Poor's credit ratings for fixed income securities held as of 30 June 2003, and 31 December 2002, 2001 and 2000, and the percentage of the Group's invested assets (assets under management by third-party investment managers) they represented at such date were as follows:

	At 30 June		At 31 December					
	2003		2002		2001		2000	
	$'000	%	$'000	%	$'000	%	$'000	%
AAA/US Government or equivalent	1,039,754	87	919,077	85	530,531	57	312,151	45
AA	143,923	12	144,557	13	357,744	38	306,338	44
A	15,308	1	17,503	2	49,494	5	61,844	9
BBB	411	0	408	0	1,235	0	0	0
NR	—	—	2,500	0	1,860	0	12,082	2
	1,199,396	100	1,084,045	100	940,864	100	692,415	100

The table below presents the contractual maturities of fixed maturity securities. Actual maturities may differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

	At 30 June		At 31 December					
	2003		2002		2001		2000	
	$'000	%	$'000	%	$'000	%	$'000	%
Less than 1 year	261,439	22	202,484	19	489,390	52	353,389	51
1 year up to 3 years	264,152	22	281,954	26	110,189	12	127,931	19
3 years up to 5 years	226,634	19	173,748	16	164,051	17	78,205	11
5 years up to 10 years	150,804	12	147,961	14	96,619	10	85,567	12
More than 10 years	296,367	25	277,898	25	80,615	9	47,323	7
	1,199,396	100	1,084,045	100	940,864	100	692,415	100

Included within fixed income securities with a maturity of more than 10 years are mortgage-backed securities issued by US government agencies with a market value of $177.3 million (2002: $181.9 million; 2001 $71 million; 2000: $32.3 million) and nominal weighted average life of 1.7 years (2002: 1.8 years; 2001: 4.9 years; 2000: 5.5 years).

The effective duration of the invested assets held by the Group's portfolio managers is approximately three years. A 50 basis point increase in the yield curve is estimated to reduce the value of the fixed income portfolio by $16.6 million (an approximately 1.5% decline) and a 100 basis point increase in the yield curve is estimated to reduce the value of the portfolio by $33.4 million (an approximate 3% decline).

13.2 *Short-Term Investments*

The Group manages its short-term assets at the segment level in order to ensure liquidity for claims payment and operating expenses. All short-term assets consist of bank deposits and money market instruments. At 30 June 2003, the Group had short-term investments with a carrying value of $107.8 million. These investments represented 8.9% of the Group's fixed income and short-term investment assets. These investments are liquid.

14. Financial Strength and Credit Ratings

On a Group basis, Standard & Poor's and A.M. Best provided financial strength ratings of all of the Group's operating subsidiaries of "A – " (Strong) and "A – " (Excellent) respectively. In each case, the ratings are expressed to have stable outlooks.

Other agencies may rate the Group or one or more of the Group' s subsidiaries on an unsolicited basis.

Standard & Poor's has assigned a "BBB – " counterparty credit rating to Alea Holdings Switzerland and a "BBB – " senior debt rating to the $75 million term loan supplement to the Credit Agreement. In each case, the ratings are expressed to have stable outlooks. The "BBB – " rating is one full rating category below the Group's claims paying ability rating because the senior debt is subordinated to the obligations of the Group's operating subsidiaries.

15. Summary Financial Information

The summary historical financial information set out below has been extracted without material adjustment from Part 7: Accountants' Report. Investors should read the whole of this document and not rely on key or summarised information. In particular, investors should read this information in conjunction with the financial and other information on the Group in Part 7: Accountants' Report and in Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations.

Summary Profit and Loss Accounts

	Six months ended 30 June		Year ended 31 December		
	2003 $000	2002 $000	2002 $000	2001 $000	2000 $000
Gross premiums written					
Alea London	379,412	228,183	376,428	190,525	102,298
Alea US	231,087	143,545	332,079	30	2,555
Alea Europe	170,606	113,237	156,432	134,623	313,674
Alea Bermuda	(9,277)	50,819	66,692	168,003	103,269
Total gross premiums written	**771,828**	**535,784**	**931,631**	**493,181**	**521,796**
Net premiums written	644,484	413,334	708,232	325,537	331,185
Net premiums earned	377,532	253,109	518,051	360,281	301,365
Claims incurred, net of reinsurance	(233,304)	(157,353)	(321,854)	(266,254)	(230,943)
Total net expenses	(133,175)	(101,020)	(214,988)	(171,283)	(166,289)
Underwriting result	**11,053**	**(5,264)**	**(18,791)**	**(77,256)**	**(95,867)**
Movement in claims equalisation provisions	(1,782)	(1,688)	(2,368)	—	—
Balance on the technical account for general business	9,271	(6,952)	(21,159)	(77,256)	(95,867)
Claims incurred, net of reinsurance ratio[1]	61.8%	62.2%	62.1%	73.9%	76.6%
Expense ratio[1]	35.3%	39.9%	41.5%	47.5%	55.2%
Combined ratio[1]	**97.1%**	**102.1%**	**103.6%**	**121.4%**	**131.8%**
Net investment income	25,413	21,886	46,409	38,535	38,644
Net realised gains on investments	10,115	1,224	8,477	4,928	8,912
Net unrealised gains/(losses) on investments	(984)	3,538	25,388	2,807	447
Debt interest	(2,456)	(3,248)	(6,530)	(2,784)	(2,030)
Profit/(loss) before tax	41,359	16,448	52,585	(33,770)	(49,895)
Comprising:					
Operating profit/(loss) including net investment income	**34,010**	**13,374**	**21,088**	**(41,505)**	**(59,253)**
Fluctuations in investment portfolio (realised and unrealised gains and losses)	9,131	4,762	33,865	7,735	9,359
Movement in claims equalisation provision	(1,782)	(1,688)	(2,368)	—	—
Tax (charge)/credit on ordinary activities	(6,724)	(1,986)	1,994	5,518	5,917
Profit/(loss) for the financial year/period attributable to shareholders	34,635	14,462	54,579	(28,252)	(43,977)
Dividend payment to minority interests	—	—	—	—	(1,000)
Retained profit/(loss) for the financial year/period	**34,635**	**14,462**	**54,579**	**(28,252)**	**(44,977)**
Operating profit/(loss) before realised and unrealised net investment gains/(losses) excluding movements in claims equalisation provision after taxation	**27,196**	**10,924**	**23,173**	**(35,084)**	**(52,760)**

[1] *The claims incurred, net of reinsurance ratio is claims incurred, net of reinsurance divided by net premiums earned. The expense ratio is total net expenses divided by net premiums earned where total net expenses comprise acquisition costs, administrative expenses and other technical charges less other technical income, net of reinsurance (generally fee income). The combined ratio is the addition of the claims incurred, net of reinsurance ratio and the expense ratio.*

Key Balance Sheet Data

	At 30 June		At 31 December		
	2003 $'000	2002 $'000	2002 $'000	2001 $'000	2000 $'000
Investments	1,335,482	1,085,608	1,198,845	1,038,246	798,136
Reinsurers' share of outstanding claims	686,776	654,202	638,800	644,059	399,490
Total assets	**3,223,738**	**2,612,885**	**2,713,545**	**2,315,837**	**1,944,528**
Shareholders' funds	444,927	371,337	410,540	353,593	140,666
Technical provisions	1,993,806	1,574,460	1,606,438	1,307,987	1,232,292
Total liabilities	**3,223,738**	**2,612,885**	**2,713,545**	**2,315,837**	**1,994,528**

16. Current Trading and Prospects

The Group's financial year ended on 31 December 2002 and a summary of the results for the six-month period ended 30 June 2003 compared to the six-month period ended 30 June 2002 is set out in Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations. Since 30 June 2003, the Directors believe that the Group has continued to expand its business base across all of the Group's key focus areas. In insurance, both the alternative risk and excess and surplus lines areas continue to offer significant growth opportunities. In reinsurance, the Board continues to see attractive opportunities in both casualty and property where the Directors believe rates are above hurdle returns.

The Directors are therefore confident about the trading prospects of the Group for the current financial year.

17. Dividends and Dividend Policy

The Directors currently intend to authorise the payment of dividends following Admission. It is envisaged that an interim dividend will be paid in November and a final dividend will be paid in May of each year, in the approximate proportions of one-third and two-thirds, respectively, of the annual dividend. It is anticipated that the first dividend to be declared by the Company following the Global Offer will be a dividend in respect of the period ending 30 June 2004, which is expected to be declared in September 2004. All dividends will be subject to the future financial performance of the Group including results of operations and cash flows, the Group's financial position and capital requirements, general business conditions, legal, tax, regulatory and any contractual restrictions on the payment of dividends and any other factors the Directors deem relevant in their discretion, which will be taken into account at the time.

For more information regarding restrictions on the payment of dividends by the Company and its operating subsidiaries, including pursuant to the Credit Agreement, see paragraph 1.20 of Part 4: Risk Factors.

18. Takeover Regulation

The City Code (as defined in paragraph 4 of Part 10: Additional Information) is not expected to apply to the Company since it is not incorporated in the United Kingdom and does not have its place of central management in the United Kingdom. As a result, a takeover of the Company would be unregulated by the UK Takeover Panel.

The Company has incorporated provisions in its Bye-Laws to provide shareholders with certain takeover protections which will be administered by the Board. Further details of these provisions are contained in paragraph 4 of Part 10: Additional Information. Broadly, and subject to exceptions, they provide that where either:

(a) a person (alone or together with concert parties) acquires 30% or more of the Company's voting rights; or

(b) a person (alone or together with concert parties) holding between 30% and 50% of the Company's voting rights acquires further voting rights,

then, unless such acquisition is made in circumstances in which the City Code (if it applied to the Company) would require an offer to be made as a consequence and such offer is made in accordance with Rule 9 of the City Code (as if it so applied) or unless the Board agrees otherwise, that person will be in breach of the Company's Bye-Laws. In that event, the Board has the authority to withhold dividends, impose voting restrictions and, ultimately, to compulsorily divest Common Shares acquired or held in breach of the Bye-Laws.

19. Reasons for the Global Offer and Use of Proceeds

The gross proceeds that the Company will receive from the issue of Common Shares pursuant to the Global Offer, assuming that the Over-Allotment Option is not exercised, are £165 million. After deducting commissions and estimated other fees and expenses incurred in connection with the Global Offer, the Group expects to receive net

proceeds of £151,425,472. The Group is generating significant premium growth at both its reinsurance and specialty insurance operations in Europe and in the United States. The proceeds will be used to enhance the capitalisation of its insurance and reinsurance subsidiaries in the United Kingdom, the United States, Bermuda and Continental Europe to support the growing underwriting activities, as well as to purchase the Preferred Shares owned by BT (Pacific) Limited, New York (as further described in paragraph 20.16 of Part 10: Additional Information).

1. Directors

1.1 The Existing Directors

Dennis W. Purkiss (51) is Group Chief Executive Officer of Alea Holdings Bermuda. Mr. Purkiss has been a Board Member of the International Underwriting Association of London and Chairman of the Legislation Committee of the International Underwriting Association of London. He is an Associate of the Chartered Insurance Institute, chartered insurer. He was appointed Managing Director of Zurich Reinsurance London Limited in July 1994 having joined the company as its Chief Operating Officer in November 1993. Between October 1985 and November 1993, Mr. Purkiss held various general management positions at the Merrett Group, latterly becoming Group Chief Executive Officer. At Merrett he was a leading member of the team responsible for the establishment of the first corporate capital vehicle in Lloyds in partnership with Marsh McLennan and J.P. Morgan. Mr. Purkiss started his career at Eagle Star where he held a variety of positions over a 15 year period. He has over 34 years industry experience.

Timothy C. Faries (37) is a Non-Executive Director and a Partner, and the Insurance Team Practice Leader, at Appleby Spurling & Kempe, Barristers & Attorneys, in Bermuda. He has been a Partner at Appleby since 2000 and was an associate there from 1993 to 1999.

James R. Fisher (48) is a Non-Executive Director and the managing member and majority owner of Fisher Capital. From 1986 through March 1997, Mr. Fisher was senior executive at American Re Corporation and served most recently as Senior Vice President and Chief Financial Officer of American Re-Insurance Company (American Re) and American Re Corporation, President of American Re Financial Products, and President and Chief Executive Officer of American Re Asset Management. Mr. Fisher is also Chairman of BRW Acquisition Inc. (the Bristol West Insurance Group) and a director of Willis Group Holdings. Mr. Fisher also serves as Chairman of the Audit Committee of the Company.

Todd A. Fisher (38) is a Non-Executive Director and has been a member of KKR & Co. L.L.C. since 1 January 2001. Mr. Fisher was an executive of KKR from June 1993 to 31 December 2000. Mr. Fisher was an associate at Goldman, Sachs & Co. from July 1992 to June 1993. He is also a member of the board of directors of Accuride Corporation, BRW Acquisition, Inc., Willis Group Holdings and Rockwood Specialties, Inc.

Perry Golkin (50) is a Non-Executive Director and has been a member of KKR & Co. L.L.C. since 1 January 1996. Mr. Golkin was a partner of KKR from 1995 to January 1996. Prior to 1995, he was an executive of KKR. He is also a member of the board of directors of BRW Acquisition, Inc., PRIMEDIA, Inc., Willis Group Holdings, Rockwood Specialties, Inc. and Walter Industries, Inc.

Scott C. Nuttall (30) is a Non-Executive Director and has been an executive with KKR & Co. L.L.C. since November 1996. Mr. Nuttall was with The Blackstone Group from January 1995 to November 1996. He is also on the board of directors of Willis Group Holdings, Amphenol Corporation, BRW Acquisition, Inc., KinderCare Learning Centers Inc. and Walter Industries, Inc.

There is no family relationship between any of James R. Fisher, Todd A. Fisher and Amanda Atkins (née Fisher).

1.2 The Proposed Directors

Amanda J. Atkins (45) is Executive Vice President, Finance and Operations and Group Chief Financial Officer. After securing her degree at Manchester University, Ms. Atkins qualified as a Chartered Accountant and began her career at Coopers & Lybrand and has since been Chief Financial Officer for a number of international insurance and reinsurance companies, most recently Zurich Reinsurance London Limited between 1994 and 1998. Ms. Atkins has 22 years of industry experience and joined the Group in 1999.

R. Glenn Hilliard (60) is proposed to be a Non-Executive Director. Mr. Hilliard is currently chairman and chief executive Officer of Hilliard Group, LLC, and non-executive chairman for Conseco, Inc. He most recently served as chairman and chief executive officer of ING Americas until April 2003. Prior to this, Mr. Hilliard was chief executive officer from 1984 to 1989 and chairman of the board of directors in 1989 of Liberty Life Insurance Company following which he was president and chief executive officer of Security Life of Denver Insurance Co. from 1989 to 1993. In January of 1993, he was appointed president and chief executive officer of ING America Life Corporation following which he held a succession of executive and non-executive offices in companies in the ING group. Mr. Hilliard is a member of the International Insurance Society (IIS) and the Organization for International Investment (OFII).

John Reeve (59) is proposed to be Non-Executive Chairman. Mr. Reeve was executive chairman of Willis Group Limited from November 1995 until October 2000. Prior to this, Mr. Reeve was group managing director of Sun Life Corporation PLC and Sun Life Assurance Society PLC from 1989 to 1995, a member of the board of the Association

of British Insurers from 1993 to 1995 and a member of the board of the International Insurance Society Inc. from 1993 to 2001. A Chartered Accountant, Mr. Reeve is Chairman of Temple Bar Investment Trust PLC and has held a variety of executive and non-executive directorships in financial, industrial and charitable organisations.

1.3 Special Board Representation and/or Observer Status

The Company has granted Board observer and representation rights to certain of its institutional investors as follows:

- The State of Wisconsin Investment Board may appoint one observer to attend all Board meetings and receive all materials presented to the Board.
- CalPERS/PCG Corporate Partners, LLC and New York State Retirement Co-Investment Fund L.P. may together appoint one observer to attend all Board Meetings and receive all materials presented to the Board.
- BACP Europe Fund II L.P. may appoint one observer to attend all Board meetings and receive all materials presented to the Board.

1.4 Corporate Governance

As a Bermuda incorporated company, the Company is governed through a set of Bye-laws, as well as through the provisions of the Bermuda Companies Act. The Board is responsible for the proper management of the Company and meets regularly.

The Directors have recently appointed, subject to Admission, two independent Non-Executive Directors creating a total of nine Directors, consisting of two Executive Directors and seven Non-Executive Directors. Of the seven Non-Executive Directors, James R. Fisher, Todd A. Fisher, Perry Golkin and Scott C. Nuttall are deemed by the Board not to be independent of KKR Fund due to their connections with and interests in KKR, KKR Fund and KKR Partners. For purposes of the Combined Code Timothy C. Faries, John Reeve and R. Glenn Hilliard are deemed by the Board to be independent. The Company intends to appoint another director (the "New Director") to the Board who is also independent for the purposes of the Combined Code.

With effect from Admission, the posts of Chairman and Chief Executive Officer will be held by different Directors, and in accordance with the requirements of the Combined Code, R. Glenn Hilliard has been nominated as the senior independent Non-Executive Director.

In accordance with the Combined Code, the Company is ready, where practicable, to enter into dialogue with institutional shareholders based on the mutual understanding of objectives. The Company is also committed to the principle of effective communication with investors, for example, by the constructive use of annual general meetings of shareholders.

The Board has a procedure through which the Directors are able to take independent legal advice in furtherance of their responsibilities. The Directors have access to the advice and services of the Group Secretary. The Group Secretary is responsible for ensuring that board procedures are followed and that applicable rules and regulations are complied with.

The Board has established Audit, Nomination and Remuneration Committees with formally delegated duties and responsibilities with written terms of reference.

The membership of the Audit Committee is comprised of four Non-Executive Directors, namely, James R. Fisher, Scott C. Nuttall, John Reeve and R. Glenn Hilliard. James R. Fisher is chairman of the Audit Committee. The membership will increase to five on the appointment to the Board of the New Director. Until that appointment, whilst the Audit Committee will make recommendations to the Board, decisions on matters otherwise considered by the Audit Committee will be made by the Board. The Audit Committee will normally meet at least four times a year and senior management (including the Chief Financial Officer) and internal and external auditors may attend for part or all of each meeting. The internal and external auditors have unrestricted access to the Audit Committee and its chairman. The Audit Committee considers all matters relating to financial controls and reporting, internal and external audits, the scope and results of the audits, the independence and objectivity of the auditors and monitors and reviews the Company's internal audit function.

The membership of the Nomination Committee is comprised of four Non-Executive Directors, namely, John Reeve, Timothy C. Faries, Perry Golkin and Todd A. Fisher. John Reeve is chairman of the Nomination Committee. Where votes of members of the Nomination Committee are evenly cast for and against, the relevant matter will be referred to, and decided by, the Board. The Nomination Committee will normally meet as frequently as required and is responsible, among other things, for regularly reviewing the size, structure and composition of the Board and identifying and nominating new appointments to the Board.

The membership of the Remuneration Committee is comprised of four Non-Executive Directors, namely, R. Glenn Hilliard, John Reeve, Perry Golkin and Todd A. Fisher. R. Glenn Hilliard is chairman of the Remuneration Committee and will have a casting vote where votes of members of that committee are evenly cast for and against. The Remuneration Committee will normally meet as frequently as required, and is responsible for considering all material elements of the remuneration policy, the remuneration and incentivisation of Executive Directors and senior management and will determine and agree with the Board the framework for executive remuneration and its cost.

The Company has entered into a Relationship Agreement with KKR Fund pursuant to which KKR Fund shall (for so long as KKR Fund, KKR and/or KKR Partners together own at least 10% of the Common Shares) be provided with certain information on the Group and (for so long as KKR Fund, KKR and/or KKR Partners together own at least 20% of the Common Shares) be able to appoint (remove and replace) four Non-Executive Directors to the Board. Further details on this Relationship Agreement are set out in paragraph 21 of Part 10: Additional Information.

2. Management

2.1 Senior Management

Dennis W. Purkiss (51), whose details are set out in paragraph 1.1 of this Part 2: Directors, Management and Employees.

Amanda J. Atkins (45), whose details are set out in paragraph 1.2 of this Part 2: Directors, Management and Employees.

Robert D. Byler (47) is Executive Vice President and Chief Executive Officer, Alea Alternative Risk. After securing his degree at the University of Alabama, Mr. Byler joined General Reinsurance Corporation in 1979 and he has worked exclusively in the alternative risk arena since 1984. Mr. Byler has 25 years of industry experience and joined the Group in 1999.

Stephen P. Cane (50) is Executive Vice President, Group Compliance and Chief Executive Officer, Alea London. In addition to his duties with the Group, Mr. Cane is Chairman of the International Underwriting Association. He started his insurance career with the Corporation of Lloyds in 1970 and has 33 years of industry experience and joined the Group in 1999.

Leonard R. Goldberg (41) is Executive Vice President and Chief Executive Officer, Alea North America Insurance. Most recently, Mr. Goldberg was Senior Vice President, Chief Actuary and Director of the Financial Products for Custom Risk Solutions LLC (a joint venture between Aon, ACE and Royal & SunAlliance). Mr. Goldberg has over 19 years of experience in both insurance and reinsurance and joined the Group in 2000.

Michael H. Hayes (50) is Executive Vice President and Chief Executive Officer, Alea North America. Mr. Hayes served as a director of the Merrett Group in London from 1979 to 1986 before returning to the United States to take the position of Senior Vice President with Trenwick from 1986 to 1988. Mr. Hayes has over 27 years of experience in the reinsurance industry and joined the Group in 2000.

George P. Judd (47) is Senior Vice President, Group General Counsel and Secretary. Mr. Judd began his career in the insurance industry in 1982 at American General Corporation. More recently, he served as Assistant General Counsel to American Re-Insurance Company before joining Alea in 1999. Mr. Judd is a Certified Public Accountant and has been admitted to the New Jersey Bar Association and the Texas Bar Association. Mr. Judd has more than 20 years of industry experience and joined the Group in 1999.

Stewart K. Laderman (47) is Executive Vice President and Group Chief Underwriting Officer. Mr. Laderman is an Associate of the Chartered Insurance Institute. Immediately prior to joining the Group, he was the Chief Underwriting Officer for Zurich Re London, prior to that he worked at the Merrett Group where he occupied various senior underwriting positions. Mr. Laderman started his career in 1975 and has 28 years of underwriting experience and joined the Group in 1999.

Gilles Meyer (45) is Executive Vice President and Chief Executive Officer, Alea Europe. Mr. Meyer began his career at Swiss Re in 1982 as a facultative underwriter with particular responsibility for the London market, Africa and Australia. Mr. Meyer has over 21 years of experience in the industry and holds Master's degrees in both Economics and Business Administration and joined the Group in 1992.

André Perez (38) is Senior Vice President, Head of Office, Alea Bermuda. Mr. Perez holds a Bachelor degree in Mathematics from the University of Montreal. He is a Fellow, Casualty Actuarial Society (FCAS) and a Fellow, Canadian Institute of Actuaries (FCIA). Mr. Perez has over 16 years of actuarial and underwriting experience in the insurance and reinsurance industry and joined the Group in 2001.

Tim Riley (35) is Senior Vice President, Group Chief Information Officer. Mr. Riley started his career in underwriting but then moved into Information Technology, fulfilling a variety of roles in infrastructure and development. In total, Mr. Riley has 14 years of industry experience, 11 of those years within Information Technology. He joined the Group in 1999.

Sean Sawyer (36) is Senior Vice President, Chairman's Office. Mr. Sawyer is responsible for the Group's strategic and operational planning and a number of major corporate projects. Mr. Sawyer began his career at Cornhill and has over 13 years of experience in the insurance and reinsurance industry. He joined the Group in 1999.

2.2 *Share Ownership*

The Group's culture is characterised by employee participation through share ownership. Details of the Group's share option schemes, long-term stock incentive plan and annual bonus plan are set out in paragraph 9 of Part 10: Additional Information.

The Executive Directors and senior managers will have a beneficial interest in approximately 0.9% of the issued Common Shares after the Global Offer, assuming no exercise of the Over-Allotment Option. The Directors believe that this high incidence of share ownership motivates and aligns the interests of the executive team with the Company's other shareholders.

The interests and expected interests of the Executive Directors, senior managers and employees generally in the Common Share capital of the Company as at the date of this document and as they are expected to be immediately following the Global Offer are as follows:

	At the date of this document			Following the Global Offer		
Name	No. of Class B Non-voting Common Shares	No. of Class B Non-voting Common Shares under Option	Percentage of fully diluted Common Share capital[2]	No. of Common Shares	No. of Common Shares under Option	Percentage of fully diluted Common Share capital[1][2]
Dennis W. Purkiss	13,379	50,134	1.075	267,580	1,002,680	0.689
Amanda J. Atkins	11,883	44,026	0.946	237,660	880,520	0.607
Stewart K. Laderman	9,194	33,973	0.731	183,880	679,460	0.468
Robert D. Byler	4,025	9,431	0.228	80,500	188,620	0.146
Stephen P. Cane	9,071	33,726	0.724	181,420	674,520	0.464
Leonard R. Goldberg	7,789	19,415	0.461	155,780	388,300	0.295
Michael H. Hayes	4,673	13,184	0.302	93,460	263,680	0.194
George P. Judd	1,146	9,817	0.186	22,920	196,340	0.119
Gilles Meyer	659	4,515	0.088	13,180	90,300	0.056
André Perez	1,764	3,629	0.091	35,280	72,580	0.059
Tim Riley	899	1,945	0.048	17,980	38,900	0.031
Sean Sawyer	2,652	5,618	0.140	53,040	112,360	0.090
Employees (other than individuals named above) as a group	124,543	308,840	7.336	2,700,814	6,176,800	4.815

(1) *Assuming no exercise of the Over-Allotment Option.*
(2) *Assuming full exercise of all options over Common Shares.*

The interests and expected interests of the Directors in the Common Share capital of the Company as they are at the date of this document and as they are expected to be immediately following the Global Offer are set out in paragraph 6 of Part 10: Additional Information.

PART 3: GLOBAL OFFER

1. The Global Offer

The Global Offer, which is fully underwritten by the Underwriters, comprises the issue by the Company of 66,000,000 Common Shares representing 38.2% of the enlarged issued Common Share capital of the Company. The Common Shares being issued by the Company will rank *pari passu* in all respects with the existing Common Shares, including the right to vote and to receive all dividends and other distributions declared, made or paid on the existing Common Shares after Admission. The Common Shares will, immediately following Admission, be freely transferable under the Company's Bye-laws.

John Reeve, R. Glenn Hilliard and Nigel Shepherd have agreed, conditionally on Admission, to subscribe for 100,000, 100,000 and 9,954 Common Shares respectively at the Offer Price but not as part of the Global Offer. Further details are set out in paragraph 7.5 of Part 10: Additional Information.

Immediately following Admission, 38.2% of the Common Shares will be held in public hands (as defined in paragraph 3.20 of the Listing Rules), assuming that the Over-Allotment Option is not exercised.

The Global Offer is being made by way of an offering of Common Shares in the United States to QIBs only, in reliance upon an exemption from, or in transactions not subject to, the registration requirements of the Securities Act, and to investors in the United Kingdom and to institutional investors elsewhere in reliance on Regulation S under that Act.

Successful applicants in the Global Offer will receive Depositary Interests in respect of the underlying Common Shares issued in the Global Offer. Further details are set out in paragraph 5 of this Part 3: Global Offer and in paragraph 18 of Part 10: Additional Information.

2. Amount and Use of Proceeds

The gross proceeds that the Company will receive from the issue of Common Shares pursuant to the Global Offer, assuming that the Over-Allotment Option is not exercised, are £165 million. After deducting commissions and estimated other fees and expenses incurred in connection with the Global Offer, the Group expects to receive net proceeds of £151,425,472. The Group is generating significant premium growth at both its reinsurance and specialty insurance operations in Europe and in the United States. The proceeds will be used to enhance the capitalisation of its insurance and reinsurance subsidiaries in the United Kingdom, the United States, Bermuda and Continental Europe to support the growing underwriting activities, as well as to purchase the Preferred Shares owned by BT (Pacific) Limited, New York (as further described in paragraph 20 of Part 10: Additional Information).

3. Over-Allotment and Stabilisation

In connection with the Global Offer, the Company has granted to Goldman Sachs International and Merrill Lynch International, on behalf of the Underwriters, the Over-Allotment Option which is exercisable in whole or in part, upon notice by Goldman Sachs International and Merrill Lynch International, for the period commencing with the date of this document and ending 30 days after the date of Admission. Pursuant to the Over-Allotment Option, Goldman Sachs International and Merrill Lynch International may require the Company to issue up to 9,900,000 additional Common Shares at the Offer Price to cover over-allotments, if any, which may be made in connection with the Global Offer and to cover short positions resulting from stabilisation transactions. Any Common Shares issued by the Company following the exercise of the Over-Allotment Option will be issued on the same terms and conditions as the Common Shares being issued in the Global Offer.

In connection with the Global Offer, Merrill Lynch International or any of its agents may over-allot or effect other transactions with a view to supporting the market price of the Common Shares or any options, warrants or rights with respect to, or interests in, the Common Shares, in each case at a level higher than that which might otherwise prevail for a limited period after the Offer Price is announced. Such transactions may be effected on the London Stock Exchange, in over-the-counter markets or otherwise. There is no obligation on Merrill Lynch International or any of its agents to undertake stabilisation transactions and such transactions, if commenced, may be discontinued at any time and must be brought to an end after a limited period. Save as required by law neither Merrill Lynch International nor any of its agents intends to disclose the extent of any stabilisation transactions under the Global Offer.

4. Dealing Arrangements

The Global Offer is subject to the satisfaction of certain conditions contained in the Underwriting Agreement, including Admission occurring and becoming effective by 8.00 a.m. (London time) on 19 November 2003 or such later time or date as may be determined in accordance with the Underwriting Agreement and to the Underwriting Agreement not

having been terminated. Further details of the Underwriting Agreement are set out in paragraph 19 of Part 10: Additional Information.

Application has been made to the UK Listing Authority for all of the Common Shares to be listed on the Official List and application has been made to the London Stock Exchange for the Common Shares to be admitted to trading on the London Stock Exchange's market for listed securities.

It is expected that dealings in the Common Shares will commence on a conditional basis on the London Stock Exchange at 8.00 a.m. on 14 November 2003. The expected date for settlement of such dealings will be 19 November 2003. All dealings between the commencement of conditional dealings and the commencement of unconditional dealings will be on a "when issued basis". If the Global Offer does not become unconditional in all respects any such dealings will be of no effect and any such dealings will be at the risk of the parties concerned.

The expected time and date for Admission to become effective and for dealings in the Common Shares to commence on an unconditional basis on the London Stock Exchange is 8.00 a.m. (London time) on 19 November 2003. Temporary documents of title will not be issued.

5. CREST and Depositary Interests

CREST is a paperless settlement system allowing securities to be transferred from one person's CREST account to another without the need to use share certificates or written instruments of transfer. Securities issued by non-UK registered companies, such as the Company, cannot be held or transferred in the CREST system. However, to enable investors to settle such securities through the CREST system, a depositary or custodian can hold the relevant securities and issue dematerialised depositary interests representing the underlying securities which are held on trust for the holders of the depositary interests.

With effect from Admission, it will be possible for CREST members to hold and transfer interests in Common Shares within CREST, pursuant to a depositary interest arrangement to be established by the Company.

The Common Shares will not themselves be admitted to CREST. Instead the Depositary will issue Depositary Interests in respect of the underlying Common Shares. The Depositary Interests will be independent securities constituted under English law which may be held and transferred through the CREST system. Depositary Interests will have the same international security identification number (ISIN) as the underlying Common Shares and will not require a separate listing on the Official List. The Depositary Interests will be created and issued pursuant to a deed poll entered into by the Depositary, which will govern the relationship between the Depositary and the holders of the Depositary Interests. The full text of the deed poll is set out in Part 14: Depositary Interests: Deed Poll.

Application has been made for the Depositary Interests in respect of the underlying Common Shares to be admitted to CREST with effect from Admission.

Holders of Common Shares in certificated form who wish to hold Depositary Interests through the CREST system may be able to do so and should contact the Depositary Interests Registrar.

Further details of the Depositary Interests are set out in paragraph 18 of Part 10: Additional Information.

6. Allocation and Pricing

The Joint Global Co-ordinators will determine the categories of institutional investors that can participate in the Global Offer and allocations will be determined at the discretion of the Joint Global Co-ordinators (following consultation with the Company). All Common Shares issued pursuant to the Global Offer will be issued at the Offer Price. The Offer Price will be determined by the Joint Global Co-ordinators with the agreement of the Company.

The Common Shares allocated under the Global Offer have been fully underwritten by the Underwriters, as described in "Underwriting Arrangements" below.

The rights attaching to the Common Shares (including any Common Shares allotted pursuant to the Over-Allotment Option) will be uniform in all respects and will form a single class for all purposes.

7. Underwriting Arrangements

The Company, the Directors, the Proposed Directors, the Joint Global Co-ordinators and the Underwriters have entered into the Underwriting Agreement, pursuant to which the Underwriters have agreed, subject to certain conditions, to procure subscribers for, or failing which themselves to subscribe for, the Common Shares made available in the Global Offer. All such subscriptions will be at the Offer Price. Further details of the terms of the Underwriting Agreement are set out in paragraph 19 of Part 10: Additional Information.

8. Lock-Up Arrangements

Each of the Company, Dennis W. Purkiss, the Proposed Directors, certain senior management and certain institutional shareholders (including KKR Fund and KKR Partners) have agreed to certain lock-up agreements. Further details of these arrangements are set out in paragraph 19 of Part 10: Additional Information. Common Shares issued by the Company pursuant to the Over-Allotment Option are not subject to the lock-up arrangements.

An investment in the Common Shares involves a number of risks. You should carefully consider the following information about these risks, together with the other information contained in this document, before investing in the Common Shares. The risks and uncertainties described below are not the only ones faced by the Group. However, these are the risks that the Directors believe are material. Additional risks not presently known or currently deemed immaterial may also impair the Group's business or results of operations. Any of the risks described below could result in a significant or material adverse effect on the Group's results of operations or financial condition and a corresponding decline in the market price of the Common Shares. You could lose all or part of your investment.

This document also contains forward-looking statements that involve risks and uncertainties. The Group's actual results could differ materially from those anticipated in the forward-looking statements as a result of certain factors, including the risks described below and elsewhere in this document. *See "Forward-looking Statements" on page 4 of this document.*

1. Risks Related to the Group

1.1 If actual claims exceed the Group's claim reserves, the financial condition and results of operations of the Group could be significantly adversely affected

The Group's financial condition and results of operations depend upon its ability to assess accurately the potential losses associated with the risks that it insures and reinsures. To the extent actual claims exceed the Group's expectations, it will be required to immediately recognise the less favourable experience. This could cause a material increase in the Group's liabilities and a reduction in its profitability, including an operating loss and reduction of capital.

The Group's operating subsidiaries are required to maintain reserves to cover their estimated ultimate liability for claims (including claims handling expenses) with respect to reported and unreported claims incurred at the end of each accounting period (net of estimated related salvage and subrogation claims and reinsurance recoverables). These reserves are estimated involving actuarial and statistical projections at a given time as to what the Group expects will be the ultimate settlement and administration of claims to cost, based on facts and circumstances then known, predictions of future events, estimates of future trends in claims severity and other variable factors such as inflation and new concepts of liability. As additional information is developed, it is necessary to revise estimated potential claims and therefore the Group's reserves. The inherent uncertainties of estimating claim reserves are exacerbated for reinsurers by the significant periods of time that often elapse between the occurrence of an insured loss, the reporting of the loss to the primary insurer and, ultimately, to the reinsurer, and the primary insurer's payment of that loss and subsequent indemnification by the reinsurer. Establishing an appropriate level of claim reserves is an inherently uncertain process. Accordingly, actual claims and claim expenses paid will likely deviate, perhaps substantially, from the reserve estimates reflected in the Group's consolidated financial statements.

If the Group's claim reserves are determined to be inadequate after taking into account various retrocessional coverages, it will be required to increase claim reserves at the time of such determination with a corresponding reduction in the Group's net income in the period in which the deficiency is rectified. This could have a material adverse effect on the Group's financial condition or results of operations. In addition, claim reserves may prove to be inadequate in the event that retrocessional coverages were to become uncollectable. The Group may be forced to fund its obligations by liquidating investments unexpectedly in unfavourable market conditions or by raising funds at unfavourable costs. It is possible that claims in respect of events that have occurred could exceed the Group's claim reserves and have a material adverse effect on the Group's financial condition or its results of operations.

1.2 The Group's financial condition could be adversely affected by the occurrence of natural disasters

The Group may have substantial exposure to unexpected losses resulting from natural disasters and other catastrophic events. Catastrophes can be caused by various events, including hurricanes, tornadoes, earthquakes, hailstorms, explosions, severe weather, fires, floods and other natural disasters. The incidence and severity of catastrophes are inherently unpredictable and the Group's losses from catastrophes could be substantial. In the past, the Group has been adversely affected by claims resulting from severe weather in Europe and expects that increases in the values and concentrations of insured property may increase the severity of catastrophes in the future.

Although the Group attempts to manage its exposure to such events, a single catastrophic event could affect multiple geographic zones or the frequency or severity of catastrophic events could exceed the Group's estimates. As a result, the occurrence of one or more catastrophic events could cause substantial volatility in the Group's financial condition or results of operations for any one period or have a material adverse effect on the Group's financial condition, results of operations or cash flows or its ability to write new business. This volatility is compounded by accounting regulations that do not permit the Group to reserve for such catastrophic events until they occur. In addition, depending on the

nature of the claim, the speed with which claims are made and the terms of the policies affected, the Group may be required to make large claims payments upon short notice.

1.3 The Group could face unanticipated losses from terrorism and other man-made disasters, and these or other unanticipated losses could have a material adverse effect on its financial condition or results of operations

The Group has written and will continue to write in certain circumstances policies covering acts of terrorism and may have substantial exposure to large, unexpected losses resulting from war, political instability and other future man-made disasters and catastrophic events. In the United States, the Group is required to offer coverage for certified acts of terrorism pursuant to the Terrorism Act, which requires commercial property and casualty insurers to offer coverage for losses due to certified acts of terrorism that does not differ materially from the terms, amounts and other coverage limitations offered by the insurer for other types of risks.

While the Group does not seek to write terrorism coverage as a separate line of business, it has written policies outside of the United States covering acts of terrorism. In addition, although the Group may attempt to exclude losses and avoid target exposures from terrorism and certain other similar risks such as losses stemming from nuclear, biological and chemical events from some coverages it writes, it may not be successful in doing so. Some US States do not permit exclusion of fires following terrorist attacks from insurance policies and reinsurance treaties. These risks are inherently unpredictable and recent events may lead to increased frequency and severity of losses. It is difficult to predict the timing of these events with statistical certainty or to estimate the amount of loss that any given occurrence will generate. To the extent that losses from any of these risks occur, the Group's financial condition or results of operations could be materially adversely affected.

1.4 The failure of any of the loss limitation methods employed by the Group could have a material adverse effect on the Group's financial condition or its results of operations

The Group seeks to mitigate its loss exposure by writing a number of its insurance and reinsurance contracts on an excess of loss basis. In addition, the Group limits program size for each client. In the case of proportional reinsurance treaties, the Group seeks per occurrence limitations or loss and loss expense ratio caps to limit the impact of losses from any one event. However, there is no assurance that any of these loss limitation methods will be effective. The Group also seeks to limit its loss exposure by geographic diversification. Geographic zone limitations involve significant underwriting judgments, including the determination of the area of the zones and the inclusion of a particular policy within a particular zone's limits. Various provisions of the Group's policies, such as limitations or exclusions from coverage or choice of forum, negotiated to limit the Group's risks may not be enforceable in the manner intended. Failure of such loss mitigation efforts could result in claims that substantially exceed the Group's expectations, which could have a material adverse effect on its financial condition or results of operations.

1.5 The Group may not be able to alleviate risk successfully through retrocessional reinsurance

The Group attempts to mitigate its risk through retrocessional reinsurance with other reinsurers, referred to as retrocessionaires, and purchases a wide range of excess and reinsurance protections. These coverages include excess liability coverage, property catastrophe coverage, facultative coverage (single risk) and aviation and marine coverages. The amount of coverage purchased is determined by the price and availability of such coverage. Reinsurance coverages purchased for one underwriting year will not necessarily conform to purchases for another underwriting year. While the Directors believe that the Group has purchased adequate retrocessional protection, there can be no absolute assurances that the retrocessional protections will be sufficient for all eventualities.

The Group also purchases reinsurance coverage to insure against a portion of its risk on policies it writes directly. It is expected that limiting insurance risks through reinsurance will continue to be important to the Group. Reinsurance does not affect the Group's direct liability to its policyholders on the business it writes. The availability and cost of retrocessional protection is subject to market conditions beyond the Group's control. These market conditions, both in terms of price and available capacity, have limited, and in some cases prevented, insurers and reinsurers from obtaining the types and amounts of reinsurance that they consider adequate for their business needs. For example, following the tragic events of September 11, 2001, terms and conditions in the reinsurance and retrocessional markets generally became less attractive for purchasers of reinsurance as supply contracted, terms tightened and premium rates increased. Should similar terms and conditions reoccur, the Group's business volume and profitability may be affected. Many reinsurance companies have begun to exclude certain coverages from, or alter terms in, the policies that the Group purchases from them. Some exclusions are with respect to risks which the Group cannot exclude in policies it writes due to business or regulatory constraints, such as coverage with respect to acts of terrorism, mould and cyber risk. In addition, reinsurers are imposing terms, such as lower per occurrence and aggregate limits, on primary insurers

that are inconsistent with corresponding terms in the policies written by these primary insurers. As a result, the Group may not be able successfully to alleviate risk through retrocessional reinsurance.

The Company and various other Group companies are protected by a number of catastrophe retrocession agreements in respect of losses occurring during the 12 months from 1 January 2003. Either party may terminate each of the retrocession agreements immediately upon notice if there is a "material change in the management or control" (undefined) of the other party. Admission will result in KKR Fund and KKR Partners' combined shareholding in the Company being reduced below majority ownership and there is a possibility that retrocessionaires may seek to terminate some or all of the agreements by asserting that this change constitutes a material change in control. Any attempt to invoke the change of control provisions would be strongly resisted by the Group on the grounds that this change in their shareholding interest does not constitute a material change of management or control as far as the retrocession agreements are concerned. If any or all of the agreements were successfully terminated the effect would be to leave the Group with reduced or no cover under the terminated agreements in respect of losses occurring during what would otherwise have been the remaining unexpired period of those agreements for the remainder of 2003. The Directors believe that the Group would be able to procure replacement cover for any agreements terminated in this way, but there is a risk that the Group will be unable to do so at rates equivalent to those of the terminated cover and that the Group will be exposed to un-reinsured losses during any interim period between termination of the existing agreements and the inception of the replacement cover. The Company is also party to a number of other retrocession agreements in respect of previous underwriting years which may contain termination provisions in the event of a change of control. Such provisions are not unusual in such contracts.

1.6 The effects of emerging claim and coverage issues on the Group's business are uncertain

As industry practices and legal, judicial, social and other environmental conditions change, unexpected and unintended issues related to claims and coverage may emerge. These issues may adversely affect the Group's business by either extending coverage beyond its underwriting intent or by increasing the number or size of claims. Recent examples of emerging claims and coverage issues include larger settlements and jury awards against professionals and corporate directors and officers covered by professional liability and directors' and officers' liability insurance and increases in the number and size of claims relating to construction defects, mould and lead exposure, which often present complex coverage issues. In some instances, these changes may not become apparent until some time after issuance of the insurance or reinsurance contracts that are affected by the changes. As a result, the full extent of the Group's liability under such insurance or reinsurance contracts may not be known for many years after a contract is issued.

1.7 The risk associated with reinsurance underwriting could adversely affect the Group

The Group's reinsurance business does not separately evaluate each of the individual risks assumed under reinsurance treaties. This is common among reinsurers. Therefore, the Group will be largely dependent on the original underwriting decisions made by ceding companies. The Group is subject to the risk that the ceding companies may not have adequately evaluated the risks to be reinsured and that the premiums ceded may not adequately compensate the Group for the risks it assumes.

1.8 The Group is subject to credit risk with respect to its retrocessionaires

The Group is subject to the credit risk of its retrocessionaires as the ceding of risk to retrocessionaires does not relieve the Group of its liability to its reinsureds. A reinsurer's insolvency, inability or unwillingness to make payments under the terms of its reinsurance agreements with the Group could have a material adverse effect on the Group.

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd. and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 30 September 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea Bermuda for losses in excess of a 75% paid loss ratio on the same business (the "Protected Business"). Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. In addition to the Protected Business, the parties agreed the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd. (the " Fronted Business"). As is required for credit for reinsurance purposes when cessions are made to non-U.S. licensed reinsurers, the Group has collateralised its obligations to Lumbermens.

On 3 December 1999 through an Underwriting Management Agreement, Lumbermens retained Alea North America Company as its agent for adjusting and paying claims and collecting premium under both the Protected Business and the Fronted Business.

The obligations of Alea (Bermuda) Ltd. and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. The Group's balance sheet records the net balances due to Lumbermens under the Protected Business as $13 million ($94 million and $81 million due to and from Lumbermens respectively) and under the Fronted Business as $132 million.

The reinsurance agreement requires collateral to be equal to 120% of the estimated loss reserves and unearned premiums. As at 30 June 2003 the amount held as collateral on behalf of Lumbermens was $208 million, which was subsequently reduced to $180 million based on agreed 30 June 2003 balances.

Lumbermens announced on 3 March 2002 that it planned to cease writing new business. Lumbermens' financial strength ratings have since been downgraded by A.M. Best to "D" and by Standard & Poor's to "CCC," in each case with a negative outlook. These ratings have subsequently been withdrawn by the said agencies at Lumbermens' request. On 30 June 2003, Lumbermens announced that at 31 May 2003 it had remaining audited statutory surplus of $313 million. Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The obligations of Alea (Bermuda) Ltd. and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. Accordingly, the Directors believe that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens. However, no assurance can be given that a court will uphold these mutual offset provisions and contractual rights.

1.9 The Group may not have sufficient liquidity to pay claims and claims handling expenses and to collateralise its obligations

Reinsurance and insurance companies must maintain sufficient liquidity to pay claims and claims handling expenses and meet collateral requirements of clients. While the Group plans for adequate liquidity for its ongoing operations, it is possible in certain claim scenarios that its liquidity will not be adequate. At 30 June 2003, the fair market value of the Group's liquid investment assets totalled approximately $1,267.2 million.

Recently, collateralisation has become increasingly important to reinsureds and, in that regard, a number of restrictions are in place on certain of the Group's assets. At 30 June 2003, a total of approximately $677.4 million was held in trust funds for the benefit of ceding companies (including $52.6 million supporting an intra-group quota share), pledged to banks in connection with letters of credit issued to ceding companies and deposited in restricted accounts pursuant to statutory or regulatory requirements. Remaining liquid assets held at the subsidiary level are not all freely transferable between subsidiaries, depending on local regulatory and working capital requirements. Assuming normal pay out patterns and anticipated claims levels, the Group's planning processes indicate that it should have sufficient liquidity going forward. However, there can be no assurance that this liquidity will be adequate if claims exceed anticipated levels.

The Group's inability to maintain necessary unencumbered cash and liquid securities at its operating companies sufficient to pay claims and claims handling expenses and to meet statutory and contractual collateral requirements could also affect its ability to offer insurance and reinsurance in certain markets as well as its results of operations. Because many US jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security mechanisms are in place, the Group anticipates that its US reinsurance clients will typically require Alea (Bermuda) Ltd. and Alea London Limited to post a letter of credit or enter into a reinsurance trust or other collateral arrangements.

In addition, in connection with the Group's excess and surplus lines business, as an "alien" insurer, Alea London Limited is required to fund a master trust on behalf of US insureds in an amount equal to the lesser of $60 million and $5.4 million plus 30% of Alea London Limited's gross surplus lines liabilities, but in no event less than $15 million. The Group's operating subsidiaries can access certain uncommitted letter of credit facilities as well as the Group's committed Revolving Credit Facility (which is described in paragraph 20 of Part 10: Additional Information) for letters of credit and can establish reinsurance trusts for these purposes. Typically, uncommitted letter of credit facilities and reinsurance trusts require that the Group post collateral in the form of cash or liquid investment securities. In some cases the Group is required to post collateral in excess of the estimated amount of its potential obligations. If it does not have sufficient unencumbered liquid assets to pay claims and claims handling expenses and back new letters of credit, reinsurance trusts or other collateral mechanisms, or if these facilities are not sufficient or cannot be renewed, or if the Group is unable to arrange for other types of security on commercially reasonable terms, these operating companies could be limited in their ability to write new business for certain of the Group's US clients and its results of operations could suffer.

Although the investment income derived from the Group's assets while held in trust typically accrues to its benefit, the investment of these assets is governed by the investment regulations of the state of domicile of the ceding insurer, which may be more restrictive than the investment regulations applicable to the Group. The restrictions may result in

lower investment yields on these assets, which could materially adversely affect the Group's financial condition and results of operation.

1.10 The Group's operating subsidiaries are rated by Standard & Poor's and A.M. Best, and a decline in these financial strength ratings could affect its standing among brokers and customers and cause its sales and earnings to decrease

Financial strength ratings are a significant factor in establishing the competitive position of insurance and reinsurance companies. Standard & Poor's maintains a letter scale rating system ranging from "AAA" (Extremely Strong) to "R" (under regulatory supervision). A.M. Best maintains a letter scale rating system ranging from "A++" (Superior) to "F" (in liquidation). In 2003, Standard & Poor's and A.M. Best reaffirmed the Group's operating subsidiaries' ratings. They have been rated "A – " (Strong) by Standard & Poor's, which is the seventh highest rating of twenty-one rating levels, and "A – " (Excellent) by A.M. Best, which is the fourth highest of fifteen ratings levels. The objective of Standard & Poor's and A.M. Best's rating systems is to provide an opinion of an insurer's financial strength and ability to meet ongoing obligations to its policyholders.

The financial strength ratings of the Group's operating subsidiaries are subject to periodic review by, and may be revised downward or revoked at any time at the sole discretion of, Standard & Poor's and/or A.M. Best. If the financial strength ratings of the Group's operating subsidiaries are reduced from their current levels by either Standard & Poor's or A.M. Best, the Group's competitive position in the insurance and reinsurance industry would suffer, and it would be more difficult for the Group to market its products. A downgrade, therefore, could result in a substantial loss of business as insureds, ceding companies and brokers that place such business may move to other insurers and reinsurers with higher ratings or insist on less favourable terms to continue doing business with the Group. A downgrade may also give rise to a right of termination or amendment of certain reinsurance contracts.

1.11 The Group's debt and debt covenants could limit its responses to changing business conditions

At 30 June 2003, the Group had $171.2 million of indebtedness drawn under the Credit Agreement. The Credit Agreement contains various operating covenants, including, among other things, restrictions on the Group's ability to incur indebtedness or liens and to make certain capital expenditures, and limits on certain other corporate actions, including paying dividends. In addition, covenants in the Credit Agreement may restrict the Group from taking advantage of attractive acquisitions. The Group is also required to maintain compliance with certain specified financial ratios and tests. Any failure to comply with these or other covenants and restrictions could result in a default in the Credit Agreement, which in turn could cause such indebtedness, together with accrued interest, to be declared immediately due and payable. The Group's ability to comply with such provisions may be affected by events beyond its control. Moreover, any default under the Credit Agreement could have a significant adverse effect on the value of the Common Shares.

1.12 The Group could be adversely affected by the loss of one or more key employees

The Group's success will depend in substantial part upon its ability to attract and retain its key employees. The Group relies substantially upon the services of its executive management team. Although the Group is not aware of any planned departures or retirements, the loss of the services of members of its management team could adversely affect the business. The Group does not maintain key life insurance with respect to any of its employees.

1.13 The Group's reliance on brokers subjects it to certain risks

In 2002, approximately 80% of the Group's gross premiums were written through brokers and other intermediaries. In accordance with industry practice, the Group generally pays amounts owed on claims under its insurance and reinsurance contracts to brokers, and these brokers, in turn, pay these amounts over to the clients that have purchased insurance or reinsurance from the Group. Although the law is unsettled and depends upon the facts and circumstances of the particular case, in some jurisdictions, if a broker fails to make such a payment, the Group might remain liable to the insured or ceding insurer for the deficiency. Conversely, in certain jurisdictions, when the insured or ceding insurer pays premiums for these policies to a broker for payment over to the Group, these premiums might be considered to have been paid and the insured or ceding insurer will no longer be liable for those amounts, whether or not the Group has actually received the premiums from the broker. Consequently, the Group assumes a degree of credit risk associated with brokers. However, due to the unsettled and fact specific nature of the law, the Group is unable to quantify its exposure to this risk. The Group reserves for uncollectible amounts in the period the collection issues become known. The inability to collect amounts due to the Group reduces its net income and cash flow and the ability of its insurance and reinsurance subsidiaries to pay dividends or make other distributions.

As the Group's brokers are independent, it has only limited ability to exercise control over them. In the event that an independent broker exceeds its authority by binding the Group on a risk which does not comply with its underwriting guidelines, the Group may be at risk for that policy until it receives the application and effects a cancellation. Although to date the Group has not experienced a material loss from improper use of binding authority of its brokers, any improper use of such authority may result in losses that could have a material adverse effect on its business, financial condition or its results of operations.

1.14 Since the Group depends on a few intermediaries and customers for a large portion of its revenues, loss of business provided by any one of them could adversely affect it

The Group markets its insurance and reinsurance worldwide primarily through insurance and reinsurance intermediaries. It does business with a large number of independent brokers on a non-exclusive basis and cannot rely on their commitment to the Group's insurance and reinsurance products. Moreover, in some markets, the Group operates pursuant to "open market" arrangements in which it has no formal relationships with brokers who place risk in these markets. These brokers also have, or may in the future acquire, ownership interests in insurance and reinsurance companies that may compete with the Group, and these brokers may favour their own insurers or reinsurers over other companies. Loss of all or a substantial portion of the business provided by one or more of these brokers or loss of business from a key customer could have a material adverse effect on the Group's business. In 2002, 43% of GPW was from the four largest brokers, Aon, Marsh, Willis and Benfield. In addition, in 2002 6% was from subsidiaries of the Owner-Operator Independent Drivers Association ("OOIDA") through another broker and 7% was direct from the Bristol West Group ("Bristol West"). In the six-month period to 30 June 2003, Bristol West accounted for approximately 22% of the Group's GPW and OOIDA accounted for approximately 3% of the Group's GPW. The Bristol West contract will require renewal after 2004. Should this not occur, the Directors currently believe that they would be able to find attractive alternative ways of employing the capital released. However, there can be no assurance that they will be able to do so.

In addition, the Group receives a large amount of business from other intermediaries, including managing general agents. In 2002, the Group's largest managing general agent, Program Brokerage Corporation, accounted for 3.6% of gross premiums written. Managing general agents may, subject to applicable notice provisions, cease doing business with the Group at any time. The loss or deterioration of one or more of these relationships could adversely affect the Group's financial condition. The Group may not be successful in maintaining its current relationships with its significant managing general agents, which could have a material adverse effect on its financial condition or its results of operations.

1.15 The Group's investment performance may affect its financial condition and ability to conduct business

The Group's funds are invested by two professional investment advisory management firms under the direction of the Group's management team in accordance with detailed investment guidelines set by the Group. If these detailed investment guidelines are not followed by the two professional advisory management firms, the Group is at risk of not being able to achieve its investment objectives. The Group's investments are subject to market-wide risks and fluctuations, as well as to risks inherent in particular securities. In particular, the volatility of its claims may force the Group to liquidate securities, which may cause it to incur capital losses. If the Group does not structure its investment portfolio so that it is appropriately matched with its insurance and reinsurance liabilities, it may be forced to liquidate investments prior to maturity at a significant loss to cover such liabilities. Investment losses could significantly decrease its asset base, thereby affecting its ability to conduct business. Moreover, the Group may not be able to realise its investment objectives, which could reduce its net income significantly and, as a result, its shareholders' equity.

1.16 The Group may be adversely affected by interest rate changes

Investment returns are an important part of the Group's overall profitability, and its operating results depend in part on the performance of its investment portfolio. The Group's investment portfolio contains interest sensitive instruments, such as bonds, which may be adversely affected by changes in interest rates. Changes in interest rates could also have an adverse effect on the Group's investment income and results of operations. For example, if interest rates decline, funds reinvested will earn less than expected.

In addition, the Group's investment portfolio includes mortgage-backed securities. As with other fixed income investments, the fair market value of these securities fluctuates depending on market and other general economic conditions and the interest rate environment. Changes in interest rates can expose the Group to prepayment risks on these investments. In periods of declining interest rates, mortgage prepayments generally increase and mortgage-backed securities are prepaid more quickly, requiring the Group to reinvest the proceeds at the then current market rates.

The Group is also exposed to interest rate changes by virtue of the amounts outstanding under the Credit Agreement. Borrowings under the Credit Agreement bear interest at rates that may fluctuate. Therefore, increases in interest rates on the obligations under the Credit Agreement would adversely affect the Group's income and the cash flow that would be available for the payment of interest and principal under the Credit Agreement. The Directors intend to manage the Group's exposure to fluctuating interest rates through selection of interest rate options under the Credit Agreement.

Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond the Group's control. Although the Group attempts to take measures to manage the risks of investing and borrowing in a changing interest rate environment, it may not be able to mitigate interest rate sensitivity effectively, and a significant increase in interest rates could have a material adverse effect on the Group's book value.

1.17 The Group may require additional capital in the future, which may not be available or may only be available on unfavourable terms

The Group's future capital requirements depend on many factors, including pending regulatory changes to capital requirements, the Group's ability to write new business successfully and to establish premium rates and reserves at levels sufficient to cover losses. To the extent that the funds generated by the Global Offer are insufficient to fund future operating requirements and cover claim payments, the Group may need to raise additional funds through financings or curtail its growth and reduce its assets. Any equity or debt financing, if available at all, may be on terms that are not favourable to the Group. In the case of equity financings, dilution to the Company's shareholders could result, and in any case such securities may have rights, preferences and privileges that are senior to those of the Common Shares. If the Group cannot obtain adequate capital on favourable terms or at all, its business, financial condition or operating results could be adversely affected. A more detailed explanation of the regulatory environment in which the Group operates, and in particular, the regulatory changes being proposed in the United Kingdom on regulatory capital requirements, is set out in Part 9: Regulatory Overview.

1.18 The Group's operating results may be adversely affected by currency fluctuations

The Group is exposed to currency fluctuations, predominantly between US dollars, pounds sterling, euros and Swiss francs, which may affect its earnings. The Group operates in a number of countries and therefore the results of its operations are subject to both currency transaction and translation risk.

Currency transaction risk arises from the mismatch of cash flows due to currency exchange fluctuations. For example, the UK and Swiss operations incur expenses in pounds sterling and Swiss francs but generate revenues in a number of currencies, predominantly US dollars and euros respectively. These transactional exposures are managed by converting sufficient cash flows arising in currencies other than pounds sterling and Swiss francs into those currencies, including through the use of spot or forward exchange contracts, to satisfy pounds sterling and Swiss francs denominated cash flows.

Translation risk arises because the Group reports in US dollars but a significant portion of its underlying premiums and reserves are denominated in other currencies. For the twelve-month period to 31 December 2002, 19% of the Group's GPW was denominated in currencies other than US dollars and it is expected that a similar proportion will be denominated in currencies other than US dollars in 2003. A portion of the Group's claim reserves and investments are also in non-US currencies. The Group may, from time to time, experience losses resulting from fluctuations in the values of these non-US currencies, which could adversely affect its operating results. To minimise exposure to changing rates of exchange, the Group seeks to match assets and liabilities by major currency. However to the extent that there is a mismatch in net assets, the Group is exposed to currency fluctuations which could adversely affect the total profit (loss) recognised for the financial period. To the extent that the records of subsidiaries may be maintained in currencies other than US dollars, the Group is subject to additional translation risk because on consolidation, movements in currency exchange rates would affect its results of operations.

The Group may use hedges to manage probable significant losses that will be paid in non-US currencies that are not matched by assets in such currencies. However, it is possible that those hedges will not be successfully structured so as to effectively manage these risks.

1.19 The regulatory systems under which the Group operates, and potential changes thereto, could have a material adverse effect on its business

The conduct of insurance and reinsurance business are activities subject to legal requirements and governmental and quasi-governmental supervision in the various jurisdictions in which the Group operates.

The Group's ability to conduct insurance and to some extent reinsurance business in the countries in which it currently operates requires the holding and maintenance of certain licences, permissions or authorisations and compliance with rules and regulations promulgated from time to time in these jurisdictions. A failure to comply with these rules and regulations could, in a jurisdiction, lead to disciplinary action, the imposition of fines or the revocation of the licence, permission or authorisation to conduct the Group's business in that jurisdiction, which could have a material adverse effect on the continued conduct of business in a particular jurisdiction. Among other things, insurance laws and regulations applicable to members of the Group may:

- require the maintenance of certain solvency levels;
- regulate transactions undertaken, including transactions with affiliates and intra-group guarantees;
- in certain jurisdictions, restrict the payment of dividends or other distributions; or
- require the disclosure of financial and other information to regulators.

Over the past few years, the insurance industry in the United States, the United Kingdom, Europe and other markets in which the Group operates have been and will in the future be subject to increased scrutiny by regulatory bodies. This scrutiny has led to changes in certain legal and regulatory provisions which govern the operations of the Group, and it can be expected that further reviews and changes to applicable laws and regulations will occur in the future. The Group cannot predict the effect that any proposed or future law or regulation may have on the financial condition or results of operations of the Group. It is possible that the Company or any of its subsidiaries may be adversely affected by changes in applicable laws or regulations or in their interpretation or enforcement.

A description of the specific regulatory environments in which the Group operates is set out in Part 9: Regulatory Overview.

1.20 The Company is a holding company and is dependent on dividends and other payments from its operating subsidiaries, which are subject to regulatory and other restrictions and the Company's own ability to pay dividends is subject to certain legal constraints

The Company is a holding company with no direct operations, and its principal assets are the shares of several operating subsidiaries. Dividends and other permitted distributions from the Company's operating subsidiaries are expected to be its sole source of funds to meet ongoing cash requirements, including any future debt service payments and other expenses, and to pay dividends to its shareholders. The Company's operating subsidiaries are subject to significant regulatory restrictions limiting their ability to declare and pay dividends. Their inability to pay dividends in an amount sufficient to enable the Company to meet its cash requirements at the holding company level could have a material adverse effect on the Group's operations.

Alea (Bermuda) Ltd. is domiciled in Bermuda. Under Bermuda law, Alea (Bermuda) Ltd. is permitted to declare and pay dividends as long as the Insurance Act solvency and liquidity requirements are still complied with after payment of any dividend. The Bermuda Companies Act permits this as long as Alea (Bermuda) Ltd. can still meet its creditor obligations as they become due. Alea (Bermuda) Ltd. is also prohibited from reducing its total statutory capital (which includes contributed surplus) by more than 15% without prior approval from the Bermuda Monetary Authority.

The Company is subject to legal constraints that will affect its ability to pay dividends on the Common Shares and make other payments. Further details on dividend restrictions can be found in Part 9: Regulatory Overview. Legislative proposals relating to dividend regulations may be enacted in any of these jurisdictions, which could further restrict the ability of the Company's subsidiaries to pay dividends.

In addition, the terms of the subscription agreements with respect to the Preferred Shares issued by Alea (Bermuda) Ltd. and Alea Guernsey also contain restrictions upon dividends. Alea (Bermuda) Ltd. may not pay any dividends on its common shares to the Company during any period while the amount due on the Alea (Bermuda) Ltd. Preferred Shares has not been paid in full in cash upon any required redemption. This is further described in paragraph 15 of Part 10: Additional Information. Likewise, Alea Guernsey may not pay any common share dividends to the Company during any period while the amount due on the Guernsey Preferred Shares has not been paid in full in cash upon any required redemption. Such dividend restrictions may affect cash flow available to the Company to meet debt service and other obligations.

KKR Fund has agreed not to permit Alea Holdings Switzerland to declare or pay any dividend or make any distribution to its shareholders unless, after giving effect to such dividend or distribution, Alea (Bermuda) Ltd. and Alea Guernsey shall have paid any amounts due to the holder of their Preferred Shares at redemption and shall have sufficient assets that can be converted into cash for the payment of amounts due upon redemption. Sufficient assets include the subordinated note issued by Alea Holdings Switzerland and held by Alea Guernsey as long as Alea Holdings Switzerland has sufficient assets that can be converted into cash with which to redeem such note.

The Company has agreed to acquire the Preferred Shares owned by BT (Pacific) Limited, New York on the terms of the Preferred Stock Purchase Agreement described in paragraph 20.16 in Part 10: Additional Information.

In addition, the Credit Agreement contains restrictions on the Company's ability to pay dividends. For more information, see paragraph 20 of Part 10: Additional Information.

1.21 KKR Fund is a significant shareholder and will have significant influence

Assuming full take up of the Global Offer and no exercise of the Over-Allotment Option, KKR Fund will beneficially own 40.9% of the outstanding Common Shares. As a result, KKR Fund will have significant influence over the Company. The relationship between the Company and KKR Fund is the subject of the Relationship Agreement, further details of which are set out in paragraph 21 of Part 10: Additional Information. KKR as a major shareholder of the Company has enjoyed and will continue to enjoy benefits and protections from the Company as described in paragraphs 3 and 21 of Part 10: Additional Information.

1.22 Certain of the Directors may have conflicts of interest with the Group

Certain of the Company's Directors may engage in commercial activities and enter into transactions or agreements with members of the Group or in competition with them, which may give rise to conflicts of interest. In addition, certain of the Company's Directors are interested in, and may in the future be interested in, other entities engaged in or intending to engage in insurance and reinsurance underwriting, some of which may compete with the Group. They have also entered into or may in the future enter into, agreements with companies that may compete with the Group. The terms of each such Director's appointment contain provisions regulating conflicts of interest, further details of which terms are set out in paragraph 8 of Part 10: Additional Information.

1.23 The Group's computer and data processing systems may fail, be perceived to be insecure or be subject to third party claims, which could adversely affect its business and damage its customer relationships

The Group's business is highly dependent upon the successful and uninterrupted functioning of its computer and data processing systems. The Group relies on these systems to perform actuarial and other modelling functions necessary for writing business, as well as to process and make claims payments. The Group has a highly trained staff committed to the continual development and maintenance of these systems. However, the failure of these systems could interrupt the Group's operations or materially impact its ability to rapidly evaluate and commit to new business opportunities. If sustained or repeated, a system failure could result in the loss of existing or potential business relationships, or compromise the Group's ability to pay claims in a timely manner, which could result in a material adverse effect on the Group's financial condition and results of operations. The Group's insurance may not adequately compensate it for material losses that may occur due to disruptions in its service as a result of computer and data processing systems failure.

The Group retains confidential information regarding its business dealings in computer systems. Therefore, a security breach of the Group's computer systems could damage its reputation or result in liability. The Group may be required to spend significant capital and other resources to protect against such security breaches or to alleviate problems caused by such breaches. Any well-publicised compromise of security could deter transactions involving the transmission of confidential information. Therefore, it is critical that these facilities and infrastructure remain secure and are perceived to be secure. Despite the implementation of security measures, the Group's data infrastructure may still be vulnerable to physical break-ins, computer viruses, programming errors, attacks by third parties or similar disruptive problems, and the Group could also be subject to liability if hackers were able to penetrate its network security or otherwise misappropriate confidential information any of which could have a material adverse effect on the Group's financial condition and results of operations.

The Group's business depends on its ability to obtain accurate information and process that information according to its know-how, underwriting guidelines, and other control processes. The information and processes it uses may be protected by patents, copyrights in software or other materials, rights in databases, rights of confidence or other intellectual property rights owned by third parties. The Group operates according to a general policy under which it seeks to obtain such licences or consents in respect of any intellectual property rights owned by third parties that it may identify are necessary to its business. However, claims that its activities infringe such third party intellectual property rights could adversely affect the Group's business.

1.24 The failure of the Group to realise future deferred tax assets could lead to a write down, which could adversely affect its results of operations

The Group's net deferred tax asset at 30 June 2003 was $40.1 million. The balance included a deferred tax asset of $19.8 million in respect of the losses carried forward within the UK operations and $21.8 million in respect of losses carried forward within European (excluding UK) operations. Losses are available to carry forward indefinitely in the United Kingdom, and for a period of seven years in Switzerland.

The deferred tax asset has been recognised in respect of losses carried forward to the extent, based upon detailed budgets, the Group anticipates taxable profits to arise within the immediate future. Should management's estimate not be realised, such assets may need to be written down, resulting in a charge to the income statement. Further, any additional losses generated by these entities may not result in the recognition of a further deferred tax asset.

2. Risks Related to the Industry

2.1 The Group operates in a highly competitive environment, and substantial new capital inflows into the insurance and reinsurance industry will increase competition

The reinsurance and insurance industry is highly competitive and the Directors believe it will remain so. The Group competes on an international and regional basis with major US, Bermuda, European and other insurers and reinsurers and certain underwriting syndicates, some of which have greater financial, marketing and management resources and greater brand name recognition than the Group does. The Group competes primarily on the basis of experience, reputation, selling effort, agent and broker compensation, speed of claims payment, perceived financial strength, ratings, scope of business (both by size and geographic location), premiums charged, policy and contract terms and conditions, client relationships and services and products provided.

A number of newly-organised, Bermuda-based insurance and reinsurance entities compete in the same market segments in which the Group operates. Many of these entities derive their profits primarily through Bermudan operations and, consequently, may achieve a lower overall global effective tax rate than the Group. In addition, the Group may not be aware of other companies that may be planning to enter the segments of the insurance and reinsurance market in which it operates or of existing companies that may be planning to raise additional capital. Furthermore, Lloyd's syndicates are accepting increasing amounts of capital from corporate investors, which may result in such syndicates becoming more competitive in the Group's markets, and financial institutions, such as banks, are now able to offer services similar to those of the Group. Increased competition could result in fewer submissions, lower premium rates and less favourable policy terms and conditions, which could have a material adverse impact on the Group's growth and profitability.

Further, insurance/risk-linked securities and derivative and other non-traditional risk transfer mechanisms and vehicles are being developed and offered by other parties, including non-insurance company entities, which could impact the demand for traditional insurance and reinsurance. In the United States, for example, the States of Hawaii and Florida have implemented arrangements whereby property insurance in catastrophe prone areas is provided through state-sponsored entities. The California Earthquake Authority, the first privately financed, publicly operated residential earthquake insurance pool, provides earthquake insurance to Californian homeowners. Also, industrial and commercial companies have been increasingly relying upon their own subsidiary insurance companies, known as captive insurance companies, self-insurance pools, risk retention groups, mutual insurance companies and other mechanisms for funding their risks, rather than buying insurance.

New competition could cause the demand for insurance or reinsurance to fall or the expense of customer acquisition and retention to increase, either of which could have a material adverse effect on the Group's growth and profitability.

Many insurance industry participants have been consolidating to enhance their market power. These entities may try to use their market power to negotiate price reductions for the Group's products and services. If competitive pressures compel the Group to reduce prices, its operating margins would decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. The Group could incur greater expenses relating to customer acquisition and retention, further reducing operating margins. In addition, insurance companies that merge may be able to spread their risks across a larger capital base and thus require less reinsurance.

2.2 Recent events may result in political, regulatory and industry initiatives, which could adversely affect the Group's business

The supply of insurance and reinsurance coverage has decreased due to the withdrawal of capacity and substantial reductions in capital resulting from, among other things, the events of September 11, 2001. This tightening of supply may result in governmental intervention in the insurance and reinsurance markets, both in the United States, as

evidenced in the Terrorism Act, and worldwide. Currently there is a great deal of uncertainty as to what effect the Terrorism Act will have on the insurance industry. It is currently impossible to predict the extent to which the foregoing and other new initiatives may affect the demand for the Group's products or the risks which may be available for it to consider underwriting. At the same time, threats of further terrorist attacks and the military initiatives and political unrest in the Middle East and Asia have adversely affected general economic, market and political conditions, increasing many of the risks associated with the insurance markets worldwide.

2.3 The insurance and reinsurance business is historically cyclical, and the Group expects to experience periods with excess underwriting capacity and unfavourable premium rates

Historically, insurers and reinsurers have experienced significant fluctuations in operating results due to competition, frequency or severity of catastrophic events, levels of capacity, general economic conditions and other factors. The supply of insurance and reinsurance is related to prevailing prices, the level of insured losses and the level of industry surplus, which, in turn, may fluctuate in response to changes in rates of return on investments being earned in the insurance and reinsurance industry. As a result, the insurance and reinsurance business historically has been a cyclical industry characterised by periods of intense price competition due to excessive underwriting capacity as well as periods when shortages of capacity permitted favourable premium levels. The Group expects to continue to experience the effects of this cyclicality, which, during down periods, could harm its financial condition, profitability or cash flows.

In the reinsurance industry, the supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realised. It is possible that premium rates or other terms and conditions of trade could vary in the future, that the present level of demand will not continue because the larger insurers created by the consolidation discussed above may require less reinsurance or that the present level of supply of reinsurance could increase as a result of capital provided by recent or future market entrants or by existing reinsurers. If any of these events transpire, the results of operations in the Group's reinsurance business could be adversely affected.

3. Risks Related to the Common Shares and the Global Offer

3.1 The price of the Common Shares may fluctuate substantially or decline, which could cause investors to lose a significant part of their investment

Currently there is no public trading market for the Common Shares and, as a result of this risk, it is possible that an active trading market will not develop and continue upon completion of the Global Offer. Even if an active trading market develops, the market price for the Common Shares may fall below the Offer Price. The Offer Price per Common Share has been determined by agreement among the Company and the representatives of the Joint Global Co-ordinators. As a result of fluctuations in the market price of the Common Shares, investors may not be able to sell their Common Shares at or above the Offer Price, or at all.

3.2 Future sales of Common Shares may affect their market price and the future exercise of options will result in immediate and substantial dilution

The Company cannot predict what effect, if any, future sales of Common Shares, or the availability of Common Shares for future sale, will have on the market price of Common Shares. Sales of substantial amounts of Common Shares in the public market following the Global Offer, or the perception that such sales could occur, could adversely affect the market price of Common Shares and may make it more difficult for you to sell your Common Shares at a time and price which you deem appropriate. Information concerning lock-ups of Common Shares is set out in paragraph 19 of Part 10: Additional Information.

Upon completion of the Global Offer, there will be 173,126,674 Common Shares in issue. If the Over-Allotment Option for an additional 9,900,000 Common Shares is exercised in full, 183,026,674 Common Shares will be in issue. Moreover, an additional 11,229,400 Common Shares will be issuable upon the full exercise or conversion of outstanding options. In the event that any outstanding options to purchase Common Shares are exercised, you will suffer immediate and substantial dilution of your investment.

3.3 Public investors will suffer immediate and substantial dilution as a result of the Global Offer

The Offer Price per Common Share is significantly higher than the Company's net tangible book value per Common Share. Accordingly, subscribers for Common Shares in the Global Offer will suffer immediate and substantial dilution of their investment. Based upon the issue of 66,000,000 Common Shares, subscribers will incur immediate dilution of approximately $0.16 (translated from pounds sterling at the noon buying rate of the Federal Reserve Bank of New

York on 15 November 2005) in the net tangible book value per Common Share if they subscribe for Common Shares in the Global Offer.

3.4 Applicable insurance laws may make it difficult to effect a change of control of the Company

Before a person can acquire control of a US insurance company, prior written approval must be obtained from the insurance commissioner of the State where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the State insurance commissioner will consider such factors as the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquiror's plans for the management and future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, State statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Because a person acquiring 10% or more of the Company's Common Shares would indirectly control the same percentage of the shares of the Company's US subsidiaries, the insurance change of control laws of Delaware and New York are likely to apply to such a transaction.

In the UK, the prior approval of the Financial Services Authority is required of any person proposing to acquire control of a UK authorised insurance company or reinsurance company under Part XII of FSMA. For these purposes, a person acquires control over a UK authorised person if such person holds, or is entitled to exercise or control the exercise of, 10% or more of the voting power at any general meeting of the UK authorised person or of the parent undertaking of the UK authorised person. A person is also regarded as acquiring control over the UK authorised person if the person exercises significant influence over the management of the UK authorised person or its parent. Accordingly, any person who proposes to acquire 10% or more of the Company's Common Shares would become a controller of Alea London Limited and Alea Financial UK and prior approval of the Financial Services Authority would be required. An acquisition of the beneficial ownership of 10% or more of the Company's Common Shares would therefore need to be notified to the Financial Services Authority and its approval obtained, even though there may have been no change in the legal ownership of the Common Shares. Similarly, if a person who is already a controller of a UK authorised person proposes to increase its control in excess of certain thresholds set out in section 180(1) of FSMA, such person will also require the prior approval of the Financial Services Authority. The Financial Services Authority has a period of three months from the date of notification of the proposed change of control to approve or refuse such proposed change of control.

These laws (and laws having similar effect in other jurisdictions) may discourage potential acquisition proposals and may delay, deter or prevent a change of control of the Company, including through transactions, and in particular unsolicited transactions, that some or all of the Company's shareholders might consider to be desirable.

4. Risks Related to Taxation

4.1 Intra-group reinsurances may adversely affect the Group's overall tax charges

The Group manages internal capacity through the use of intra-group reinsurances which enable business to be ceded from one entity to another. To the extent that such business is profitable before it is ceded through these reinsurance arrangements, then the arrangements will have the effect of reducing the group's overall tax rate. Conversely if such business is unprofitable then the intra-group arrangements could limit the amount of tax relief available on such loss making business.

4.2 Bermuda may be listed as a tax haven and the Group may become subject to taxes in Bermuda after 28 March 2016, which may have a material adverse effect on the Group's results of operations and on the holding of Common Shares

The Organisation for Economic Cooperation and Development (the "OECD"), has published reports and launched a global dialogue among member and non-member countries on measures to limit harmful tax competition. These measures are largely directed at counteracting the effects of tax havens and preferential tax regimes in countries around the world. In the OECD's report dated 26 June 2000, Bermuda was not listed as a tax haven jurisdiction because it had previously signed a letter committing itself to eliminate any harmful tax practices by the end of 2005 and to embrace international tax standards for transparency, exchange of information and the elimination of any aspects of the regimes for financial and other services that attract business with no substantial domestic activity. It is not possible to predict what changes will arise from the commitment or whether such changes will subject the Group to additional taxes.

The Bermuda Minister of Finance, under the Exempted Undertakings Tax Protection Act 1966, as amended, of Bermuda, has given each of the Company and Alea (Bermuda) Ltd. an assurance that if any legislation is enacted in

Bermuda that would impose tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to the Company, Alea (Bermuda) Ltd. or any of their respective operations, shares, debentures or other obligations until 28 March 2016. See paragraph 13 of Part 10: Additional Information. Given the limited duration of the Minister of Finance's assurance there is no certainty that the Group will not be subject to any Bermuda tax after 28 March 2016.

4.3 The Group may be subject to US tax that may have a material adverse effect on its results of operations and on the holding of Common Shares

The Group intends to manage its business in such a manner that the Company and Alea (Bermuda) Ltd. are not subject to US tax (other than US excise tax on insurance and reinsurance premium income attributable to insuring or reinsuring US risks and US withholding tax on certain US source investment income), because they should not be treated as engaged in a trade or business within the United States. However, because there is considerable uncertainty as to the activities which constitute being engaged in a trade or business within the United States, there is no certainty that the IRS will not contend successfully that the Company or Alea (Bermuda) Ltd. is engaged in a trade or business in the United States. If the Company or Alea (Bermuda) Ltd. were considered to be engaged in a trade or business in the United States, the Company or Alea (Bermuda) Ltd. could be subject to US corporate income and branch profits taxes on the portion of its earnings effectively connected to such US trade or business, in which case the Group's results of operations and investments in the Company could be materially and adversely affected. In addition, although the Group intends to manage the businesses of its other non-US operating subsidiaries such that they are not treated as engaged in a trade or business within the US, there can be no assurance that the IRS will not successfully contend that one or more of the Group's non-US subsidiaries is engaged in a trade or business in the US, in which case any non-US subsidiary so treated could also be subject to US corporate income and branch profits taxes as described above. See paragraph 13 of Part 10: Additional Information.

4.4 The Group may be subject to UK tax that may have a material adverse effect on its results of operations

Except for the Alea UK Subsidiaries, no member of the Group is incorporated in the United Kingdom. Accordingly, no member of the Group, other than the Alea UK Subsidiaries, should be treated as being resident in the United Kingdom unless that member's central management and control is exercised in the United Kingdom. The concept of central management and control is indicative of the highest level of control of a company, which is wholly a question of fact. The directors of each member of the Group, other than the Alea UK Subsidiaries, intend to manage the Group's affairs so that only Alea UK Subsidiaries, are resident in the UK for UK tax purposes.

A company not resident in the United Kingdom for corporation tax purposes can nevertheless be subject to UK corporation tax if it carries on a trade through a permanent establishment in the United Kingdom but the charge to UK corporation tax is limited to profits (including revenue profits and capital gains) connected with such permanent establishment.

The directors of each member of the Group, other than the Alea UK Subsidiaries (which are resident in the UK by virtue of being incorporated and managed there), intend that each such member will operate in such a manner so that only the Alea UK Subsidiaries carry on a trade through a permanent establishment in the United Kingdom. Nevertheless, because neither case law nor UK statute definitively defines the activities that constitute trading in the United Kingdom through a permanent establishment, the UK Inland Revenue might contend successfully that any member of the Group, other than the Alea UK Subsidiaries, is trading in the UK through a permanent establishment in the United Kingdom.

If any of the US subsidiaries qualifying for benefits under the tax treaty between the United Kingdom and the United States were trading in the United Kingdom through a permanent establishment, they would only be subject to UK corporation tax if the permanent establishment constituted a permanent establishment for the purposes of that treaty and then only to the extent that any profits were attributable to that permanent establishment in the United Kingdom.

The United Kingdom has no income tax treaty with Bermuda.

There are circumstances in which companies that are neither resident in the UK nor entitled to the protection afforded by a double tax treaty between the United Kingdom and the jurisdiction in which they are resident may be exposed to income tax in the United Kingdom (other than by deduction or withholding) on the profits of a trade carried on there even if that trade is not carried on through a permanent establishment, but the directors of each member of the Group intend that each such member will operate in such a manner that none of them will fall within the charge to income tax in the United Kingdom (other than by deduction or withholding) in this respect.

If any members of the Group other than the Alea UK Subsidiaries were treated as being resident in the United Kingdom for UK corporation tax purposes, the Group's results of operations and your investment could be materially adversely affected.

4.5 US Persons who hold Common Shares may be subject to US income taxation at ordinary income rates on their proportionate share of the Group's Related Person Insurance Income

If the RPII of any of the Foreign Insurance Subsidiaries were to equal or exceed 20% of such company's gross insurance income in any taxable year and direct or indirect insureds (and persons related to such insureds) own (or are treated as owning directly or indirectly through entities) 20% or more of the voting power or value of the Company, then a US Person who owns shares of the Company (directly or indirectly through foreign entities) on the last day of the taxable year would be required to include in its income for US federal income tax purposes such person's pro rata share of such Foreign Insurance Subsidiary's RPII for the entire taxable year, determined as if such RPII were distributed proportionately only to US Persons at that date regardless of whether such income is actually distributed. In addition, any RPII that is includible in the income of a US tax-exempt organisation will be treated as unrelated business taxable income, subject to certain exceptions.

The amount of RPII earned by the Foreign Insurance Subsidiaries (generally, premium and related investment income from the direct or indirect insurance or reinsurance of any direct or indirect US holder of Common Shares or any person related to such holder) will depend on a number of factors, including the geographic distribution of the Foreign Insurance Subsidiaries' business and the identity of persons directly or indirectly insured or reinsured by the Foreign Insurance Subsidiaries. The Directors believe that the gross RPII of each Foreign Insurance Subsidiary did not in prior years of operation, and is not expected in the foreseeable future to, equal or exceed 20% of each such subsidiary's gross insurance income, but there is no certainty that this will be the case because some of the factors which determine the extent of RPII may be beyond the Group's control.

The RPII rules provide that if a US Person disposes of shares in a foreign insurance corporation in which US Persons own 25% or more of the voting power or value of the shares (even if the amount of RPII is less than 20% of the corporation's gross insurance income and the ownership of its shares by direct or indirect insureds and related persons is less than the 20% threshold), any gain from the disposition will generally be treated as ordinary income to the extent of the holder's share of the corporation's undistributed earnings and profits that were accumulated during the period that the holder owned the shares. In addition, such a holder will be required to comply with certain reporting requirements, regardless of the amount of shares owned by the holder. These RPII rules should not apply to dispositions of Common Shares because the Company will not itself be directly engaged in the insurance business although there can be no assurance in this regard.

The RPII provisions, however, have never been interpreted by the courts or the US Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. The applicability of these provisions to the operations of the Company and its subsidiaries is not entirely clear. In addition, it is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of the RPII provisions by the IRS, the courts, or otherwise, might have retroactive effect. The US Treasury Department has authority to impose, among other things, additional reporting requirements with respect to RPII. Accordingly, the meaning of the RPII provisions and the application thereof to the Group is uncertain. See paragraph 13 of Part 10: Additional Information.

4.6 US Persons who hold Common Shares will be subject to adverse tax consequences if the Company is considered to be a Passive Foreign Investment Company or a Controlled Foreign Corporation for US federal income tax purposes

The Directors believe that the Company is not, has not been, and does not currently expect to become, a PFIC for US federal income tax purposes. There is no assurance however, that the Company will not be deemed a PFIC by the IRS. If the Company were considered a PFIC, it could have material adverse tax consequences for an investor that is subject to US federal income taxation, including subjecting the investor to a greater US tax liability than might otherwise apply and subjecting the investor to tax on amounts in advance of when US tax would otherwise be imposed. There are currently no regulations regarding the application of the PFIC provisions to an insurance company. New regulations or pronouncements interpreting or clarifying these rules may be forthcoming. It is not possible to predict what impact, if any, such guidance would have on an investor that is subject to US federal income taxation. See paragraph 13 of Part 10: Additional Information.

If the Company is considered to be a CFC for US federal income tax purposes, any US Person (as defined in paragraph 13 of Part 10: Additional Information) who owns (directly or indirectly through foreign entities) at least 10%

of the total combined voting power of all classes of the Company's shares entitled to vote, would be required to include in its gross income for US federal income tax purposes its pro rata share of the CFC's "sub-part F income" even if the sub-part F income is not actually distributed. See paragraph 13 of Part 10: Additional Information.

4.7 US tax exempt organisations who own the Company's Common Shares may recognise unrelated business taxable income

A US tax-exempt organisation may recognise unrelated business taxable income if a portion of the Company's insurance income is allocated to the organisation. In general, insurance income will be allocated to a US tax-exempt organisation if either the Company is a CFC and the tax-exempt shareholder owns (directly or indirectly through foreign entities) at least 10% of the total combined voting power of all classes of the Company's shares entitled to vote or there is RPII and certain exceptions do not apply. Although the Directors do not believe that any US Persons should be allocated such insurance income, there is no certainty that this will be the case. See paragraph 13 of Part 10: Additional Information. Potential US tax-exempt investors are advised to consult their own tax advisers.

4.8 Changes in US federal income tax law could materially adversely affect an investment in the Company's Common Shares

Legislation has been introduced in the US Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain US connections. In this regard, legislation has been introduced that includes a provision that permits the IRS to reallocate or recharacterise items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper source, character and amount for each item (in contrast to current law, which only refers to source and character). Members of the US Congress also have recently introduced legislation that is intended to discourage US companies from expatriating to tax havens including Bermuda. While the Directors believe that these legislative initiatives are not intended to apply to companies in the Group's circumstance, particularly as the predecessor Group holding company was not a US company, it is possible that any legislation adopted could be so broadly drafted as to apply to the Company. In such event, the US tax costs of the Company could increase.

Additionally, the US federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States, or is a PFIC or whether US Persons would be required to include in their gross income the "subpart F income" or the RPII of a CFC are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. It is not certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

4.9 The application of International Financial Reporting Standards and the proposals for the reform of UK corporation tax may have adverse UK tax consequences for the Group

The UKLA has issued a consultation document (CP203) which proposes that overseas non-EU issuers should be required to report to either International Financial Reporting Standards (IFRS) or US GAAP, so as to be consistent with EU issuers that will be required to report in IFRS for periods beginning on or after 1 January 2005.

In determining taxable profits for UK purposes the accounting treatment of an item is generally followed. Therefore changing the accounting basis of the Company and its UK subsidiaries may result in changes to the UK tax liabilities of the Group. It is not possible to predict the quantum or direction of such changes.

On 12 August 2003 the UK Inland Revenue issued a consultation document on the reform of UK corporation tax. The document discusses possible reforms in the areas of the schedular system of taxing income, the different taxation regimes for trading and investment companies, and the taxation of capital assets. The document also sets out proposals for extensions to UK transfer pricing and thin capitalisation rules.

The document addresses some of the implications of the introduction of IFRS. The UK government will monitor developments and consider whether accounts prepared under IFRS continue to give an appropriate result for tax purposes compared with current UK GAAP. It is impossible to predict what impact, if any, the proposals in the consultation document may have on the Group.

1. The Insurance and Reinsurance Markets

1.1 Insurance

(a) *Insurance industry*

The insurance market covers a wide range of insurance classes, including: homeowners, automobile, property, fire, catastrophe, accident, liability, workers' compensation, professional/medical malpractice, bankers, fidelity, marine, cargo, aviation and credit/financial loss. The insurance market is served by a number of primary insurers, including property companies, mutuals and captive insurance companies that write insurance policies directly for the public and for other companies or businesses. Captive insurance companies primarily insure the risks of their parent company or group. According to Sigma, in 2001 the global insurance market took $2,408 billion in premiums, 40% representing non-life insurance and 60% representing life insurance. The North American and Western European regions account for approximately 40% and 31% of total premiums respectively.

(b) *Casualty and property lines*

Casualty insurance protects an insured against financial loss arising out of loss or damage to third persons (i.e., other than the insured) or property belonging to a third party. Property insurance protects an insured against financial loss arising out of the loss of property caused by an insured peril. Property insurance can involve a high degree of volatility but claims are generally reported soon after the event giving rise to the claim and tend to be assessed and paid relatively expeditiously. Casualty insurance tends to have a greater time delay between the occurrence, reporting and payment of claims.

In addition, casualty risks tend to have greater diversity of exposures, greater challenges in capturing underwriting information and an increased significance of claims handling. Due to the greater time delay between the collection of premiums and the payment of claims, casualty insurance results in the insurer holding the premium collected for a longer period of time, with a resulting opportunity to earn investment income until a claim is paid.

(c) *Excess and surplus lines*

In the United States, insurance business is regulated at a State level and insurance companies must be licensed (commonly referred to as "admitted") to carry out business in the US States concerned. Licensed insurers are broadly regulated as to solvency, rates and forms, market conduct, permissible investments, leverage (including capital structure and premium to surplus ratio) and affiliate relationship. The non-admitted or excess and surplus lines market comprises property/casualty companies that provide insurance that is unavailable to businesses from the admitted market due to the unique characteristics and needs of the insureds. In contrast to the admitted market, where policy form and permitted rates are governed by State law, excess and surplus lines insurers are free to develop their own policy forms and premium rates. Although the excess and surplus lines market is regulated in terms of solvency and eligibility standards, the ability to customise rate and form provides far greater underwriting flexibility than in the admitted market.

1.2 Reinsurance and Retrocession

(a) *Reinsurance*

Primary insurers spread the risks they assume by purchasing insurance, known as reinsurance, from other insurers, known as reinsurers. The risks reinsured include those arising from the property and casualty insurance described above. A reinsurer agrees to indemnify another insurance company, commonly referred to as the "ceding company" or "cedent", for all or a portion of the insurance risks underwritten by the ceding company under one or more of its own insurance policies. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured. Reinsurance can in principle provide a primary insurer with several benefits, including:

- increasing a company's capacity to write policies for higher limits without being required to increase its capital and surplus;
- enabling a company to write a greater number of policies by reducing the size of its exposures on individual risks without being required to increase its capital and surplus;
- helping to stabilise financial results and assist in maintaining acceptable operating and leverage ratios;
- providing protection against large or multiple catastrophic losses; and
- providing a form of financing by increasing policyholders' surplus.

Reinsurance is typically classified in two categories, non-life reinsurance and life reinsurance. Life reinsurance provides coverage to insurers for life products, including individual and group life, annuity and retirement-related products, disability and critical illness and long-term care products. It is estimated that, in 2002, approximately 80% of total premiums ceded to reinsurance companies worldwide was for non-life reinsurance and approximately 20% was for life reinsurance.

Reinsurance is often placed in layers whereby a number of suppliers will assume the risk at different levels. The higher the layer the less likely that any loss will impact that layer; i.e., higher layers provide coverage for the less frequent but larger events. The lower layers, known as the "working layer", provide coverage for the far more frequent and predictable attritional losses that are therefore less volatile than higher layer business. As a result, working layer business therefore tends to have a higher percentage of premium to the loss layer being assumed than higher layer protections.

(b) *Treaty and facultative reinsurance*

Reinsurance principally consists of treaty reinsurance and facultative reinsurance. Under treaty reinsurance, the reinsurer is obliged to reinsure a range of risks or policies, as defined in a standing arrangement referred to as a treaty, which is usually valid for a period of one year. Under facultative reinsurance, a separate reinsurance contract is negotiated in respect of each original insurance policy to be reinsured. Facultative reinsurance is normally purchased to cover unique or large individual risks or for amounts in excess of limits on risks already reinsured elsewhere.

(c) *Quota share and excess of loss*

Both treaty and facultative reinsurance can be written on either a proportional, also known as a pro-rata, basis, for example quota share reinsurance, or a non-proportional basis, for example excess of loss reinsurance.

Under quota share reinsurance, the reinsurer is paid its pro-rata portion of the premium charged by the primary insurer and indemnifies the insurer against a predetermined percentage or share of the losses and loss adjustment expenses incurred by the insurer under policies it has issued and usually participates on any reinsurance protection purchased by the ceding company.

In reinsurance written on an excess of loss basis, the reinsurer is paid a premium it determines independently from the price charged by the insurer for the exposure or limit it is assuring and indemnifies the insurer against that portion of claims and claim adjustment expenses incurred on the original policy in excess of a specified monetary amount or percentage claim ratio amount.

(d) *Retrocession*

Reinsurers may also purchase reinsurance to cover their own assumed risk. This is known as retrocessional reinsurance. Reinsurance companies enter into retrocessional agreements for reasons similar to those for which insurers purchase reinsurance, such as to spread risk and increase capacity. As with reinsurance, retrocessions can be written on a treaty or facultative basis and on a quota share or excess of loss basis.

1.3 Small to Medium-Sized Insurers

Primary insurers utilise reinsurance in different ways and to varying extents. Many small to medium-sized insurers consistently use reinsurance to manage their balance sheets. Given their limited capital bases, without access to the reinsurance market, these companies would be severely limited in their ability to write coverage limits desired by their customers and to write enough policies to achieve necessary diversification. As indicated in the 2002 Property and Casualty Industry Data table below US insurance carriers with surplus of less than $500 million reinsure in excess of 50% of their GPW. Generally, the smaller the insurance company, the greater the proportion of GPW reinsured. While it takes greater infrastructure for a reinsurer to target these companies, their heavy reliance on reinsurance tends to afford reinsurers attractive margin opportunity. In contrast, very large carriers tap the reinsurance market opportunistically. They tend to reinsure less of their GPW overall and typically purchase reinsurance when they believe it to be financially attractive, rather than out of a need to diversify or limit risk.

2002 Property and Casualty Industry Data

Surplus (millions)	Number of Companies	GPW/ Surplus	Ceded Premium/ GPW
$750+	78	1.4	33.8%
$500-750	45	2.3	47.9%
$250-500	115	2.4	52.4%
$100-250	215	2.1	50.6%
$50-100	253	3.4	70.1%
$25-50	363	2.9	67.5%
$0-25	1,598	3.6	74.0%
Total	2,667		

Source: Derived from information compiled by A.M. Best

2. The Alternative Risk Transfer Market

Alternative risk transfer is a form of risk management in which entities seek to achieve protections from loss without transacting with a traditional primary insurer. Examples of alternative risk transfer include captive insurance subsidiaries and rent-a-captives, excess over self-insurance, risk retention groups, purchasing groups, public entity pools and large deductible programs.

Certain clients favour alternative risk transfer due to the ability to more specifically structure a program to protect against their exposures. Also, alternative risk transfer structures are used by clients that would prefer to retain some of their own risk and who feel the traditional insurance markets are not pricing their risk appropriately. As a result, the appetite for alternative risk structures is generally strong during periods of hard pricing in the (re)insurance markets. According to A.M. Best, the alternative risk transfer market has grown to approximately 50% of the US property and casualty market in 2002 from approximately 30% in 1994.

3. Market Environment

3.1 Overview

Historically, the insurance and reinsurance industries have been cyclical, characterised by periods of price competition due to excessive underwriting capacity as well as by periods when shortages of underwriting capacity have permitted favourable premium levels.

Cyclical trends in the industry and the industry's profitability can also be affected significantly by volatile and inherently unpredictable developments, including natural and other disasters, such as hurricanes, windstorms, earthquakes, floods, fires and explosions and other catastrophic events. Other events impacting the industry include changes in the propensity of courts to expand insurance coverage and grant large damage awards, fluctuations in interest rates and other changes in the economic environment that affect market prices of investments and income and returns on those investments, and inflationary pressures.

During the late 1990s, the insurance and reinsurance markets were characterised by excess capacity, which resulted in highly competitive market conditions, declining premium rates, unfavourable policy terms and lower profit margins. In addition, the industry was adversely affected by an accumulation of losses from asbestos liability, under-reserving and poor investment performance. Beginning in 2000, these factors caused many established insurers, including reinsurance subsidiaries of primary carriers, to exit key markets and reduce capital available to write insurance and reinsurance. In addition, these issues have led a number of industry leaders in different geographies to raise their premium rates and increase their focus on underwriting discipline. At the same time that capacity has declined, the Directors believe that the demand for commercial insurance and reinsurance has increased as insureds have become increasingly aware of their risk exposures. These industry developments have created an opportunity to underwrite policies at attractive rates in conjunction with improved terms and conditions.

The following are a number of factors that have contributed to the recent improvements in reinsurance market conditions:

3.2 Poor Historical Profitability

In the years immediately prior to 2000, declining premium rates, less favourable policy terms and adverse reserve developments all contributed to poor underwriting results in successive years. By way of example, the following table sets forth the calendar year combined ratios for US reinsurers for the last five years:

Calendar Year Combined Ratios	1998	1999	2000	2001	2002
Total Reinsurance Companies	104.5%	114.6%	114.6%	139.6%	122.1%

Source: RAA Statutory Reinsurance Underwriting Report

3.3 Record Property Catastrophe losses

The tragic events of September 11, 2001 represented the largest insured catastrophe loss in history and industry losses have been estimated at approximately $40 billion, according to Sigma. The effect of these losses has been compounded by other catastrophe losses such as the 2002 European floods. These losses have resulted in a significant reduction in capital for the insurance industry. These losses are considerably greater than any pervious period. As an example, the following table shows the ten largest insured catastrophe losses prior to September 11, 2001.

Event	Date	Region	Insured Damage ($ billion)
Hurricane Andrew..................	23 August 1992	US, Bahamas	20.2
Northridge earthquake	17 January 1994	US	16.7
Typhoon Mirielle	27 September 1991	Japan	7.3
Winterstorm Daria	25 January 1990	France, Great Britain	6.2
Winterstorm Lothar	25 December 1999	Western Europe	6.2
Hurricane Hugo	15 September 1989	US, Puerto Rico	6.0
Storm and floods...................	15 October 1987	Europe	4.7
Winterstorm Vivian	25 February 1990	Western/Central Europe	4.3
Typhoon Bart	22 September 1999	Japan	4.3
Hurricane Georges	20 September 1998	US, Caribbean	3.8

Source: Extracted from Swiss Re, Sigma No. 1/2002. Amounts are shown in 2001 US dollars

3.4 Significant Reserve Shortfalls

Reserve shortfalls from asbestos and environment-related claims as well as poor underwriting in the late 1990s continue to plague the property and casualty insurance industry. According to A.M. Best, the industry is expected ultimately to incur more than $121 billion in net asbestos and environmental-related losses (asbestos losses of $65 billion and environmental losses of $56 billion). Although a proportion of these losses have been paid out by industry participants and further reserves have been made, the industry remains under-reserved. Several major insurers have taken significant asbestos-related charges, including Travelers Property Casualty Corp., Fireman's Fund Insurance Company and The St. Paul Companies, totalling an estimated $7.6 billion in 2002 according to A.M. Best. The Directors believe these and other reserving issues have led to significant capital impairment and withdrawal of capacity among the incumbents in the property and casualty industry.

3.5 Adverse Investment Returns

A decline in global equity markets and significant credit losses, including losses caused by high profile bankruptcies such as Enron Corp., WorldCom, Inc., Adelphia Communications Corp., US Airways Group, Inc. and UAL Corporation, have created and adverse investment environment for insurers and reinsurers. Sigma estimates that between the end of 2000 and September 2002, losses on equity investments alone have wiped out $140 billion of equity capital in the non-life insurance sector. In addition, the current low interest rate environment has reduced the investment returns of insurers and reinsurers, underscoring the importance of generating underwriting profits rather than relying on investment results to generate profitability.

3.6 *Reduction in Industry Capital*

The Directors believe that as a result of these factors and others, from the beginning of 2001 through to the end of 2002, capital available to write property and casualty insurance and reinsurance has been impaired by an estimated $241 billion to $261 billion in potential and realised underwriting losses. This amount is equal to 34% to 37% of the approximately $700 billion in available capital at the end of 2000. The following table illustrates the components of the decline in industry capital.

Estimated Components of Capital Impairment	**Amount ($ billion)**
World Trade Center losses	40
Estimated reserve deficiencies	78
Losses on equity investments	140
Total potential losses	$ 258

Sources: Sigma and Insurance Services Office

While this reduction in industry capital has been offset to some extent by the capital raised after the tragic events of September 11, 2001, the capital base of the industry is significantly lower than it was at the end of 2000.

4. Market Developments – 2002 Onwards

The combination of the issues above served to accelerate the momentum for improvement within the insurance and reinsurance marketplace. Since the start of 2002 the market has been characterised by insurers and reinsurers seeking to restore their balance sheets as well as by the emergence of new capital into the market looking to capitalise on the strong market conditions.

The following are factors behind the improvement in the insurance and reinsurance markets since that time:

4.1 *Increased Demand for Reinsurance/Alternative Risk Transfer*

The events of September 11, 2001 have led to a fundamental re-evaluation of risk by commercial insureds. Similarly, insurance and reinsurance companies have re-assessed their existing risk appetite. The result has been an increased demand for reinsurance and an examination of the alternative risk markets. Counter-intuitively, as primary market conditions improve, the demand for reinsurance increases. This is due to the fact that from both a regulatory and rating agency perspective, the volume of business an insurer can transact is limited by the size of an insurer or reinsurer's equity base. Since it takes time for price increases to impact on net profit and equity, as rates rise, primary insurers, particularly those the Group targets as customers (i.e., specialty companies, regional companies and small mutual companies) increase their reinsurance purchased.

4.2 *Exit of Key Players*

In 2002, several market participants, including Gerling Group, SCOR, AXA and Overseas Partners, either exited particular business lines or significantly reduced their activity levels, further depleting the industry's available underwriting capacity.

In Europe, the challenges faced by Gerling Group and SCOR, which had significant market presences in Germany and France respectively, have created opportunities for other reinsurers to quickly gain valuable market share in these countries. In the US, the exit of market participants such as Gerling Group, AXA and Trenwick has created opportunities for the remaining participants and new entrants.

In the US insurance market, there have been a number of withdrawals such as Legion, Reliance National and Frontier. These withdrawals, coupled with reduced appetite from existing markets, have also resulted in increased opportunities in both the alternative risk and excess and surplus lines markets.

4.3 *Credit Ratings Downgrades*

In addition to companies exiting the industry, there have been a number of downgrades within the reinsurance sector over the last two years. In the period from 1 January 2002 to 31 July 2003, Standard & Poor's downgraded a total of 247 reinsurance companies worldwide and withdrew the ratings of a further 96. In the same period, only 13 new ratings and 13 upgrades were awarded.

4.4 Pricing Improvements

The Directors believe that the positive trends in pricing initiated in 2000 have taken hold and will likely continue for longer than was originally anticipated immediately following the events of September 11, 2001. Since the last half of 2001, original rates have improved on a continuum, varying by individual line, geographic sector and type of original account. Reinsurance terms and conditions have also improved, again varying by sector and individual transaction.

4.5 Pricing Discipline

The Directors believe that there is now an expectation within the industry that premium rate improvements are necessary for basic insurance premium rates to come in line with actual claim costs and to create underwriting profitability. The decline of the equity markets has substantially exacerbated this need for correct pricing of insurance and reinsurance contracts as the ability to fund earnings from equity investments over the last decade has now largely disappeared. The Directors believe that the need for most of the major existing market players to fund balance sheet restoration and maintain or improve credit agency ratings should provide additional pressure to maintain pricing discipline.

PART 6: MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

1.1 General

The following discussion and analysis of the Group's financial condition and results of operations should be read in conjunction with the full text of this document and investors should not just rely on the information contained in this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations. In particular, investors are referred to the Group's consolidated financial statements and accompanying notes which appear in Part 7: Accountants' Report and from which the financial information contained in this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations is extracted without material adjustment. This Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements" that involve risks and uncertainties. Please see the heading "Forward-looking Statements" on page 4 for more information. The Group's actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this document, particularly Part 4: Risk Factors and under the heading "Forward-looking Statements." Forward-looking statements may also be made based on the Group's current plans, estimates and expectations, which may change. Actual results may differ materially from those anticipated in forward-looking statements, and therefore undue reliance ought not to be placed on such forward-looking statements.

In addition, investors should note that the Group's business is inherently volatile. Certain aspects of the Group's business involve loss experiences characterised as low frequency and high severity. This may result in volatility in both the results of operations and financial condition of the Group. For example, in 2001, the Group's results included total losses of $34.5 million in respect of catastrophes including the terrorist attacks at the World Trade Center in New York City, in Washington D.C. and in Pennsylvania on 11 September 2001 (collectively, the "September 11 Event"), the Petrobras Oil rig loss and Toulouse refinery loss. The Group's results for 2002 included a $13.5 million loss in respect of catastrophe losses, primarily the European floods. Volatility may also be introduced by foreign exchange fluctuations. Investors should consider this volatility, as well as the expansion of the Group's business both organically and by acquisitions during the periods under discussion, when making period-to-period comparisons. Underwriting results in the six-month period to 30 June 2003 reflected benign catastrophe and reported claims experience in the first half of the year. There can be no assurance that the second half-year will have the same experience.

In this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations, the "Group" is used to refer to the business of the ultimate parent company (which was Alea Holdings Switzerland until 26 February 2002 and following a reorganisation of the Group's corporate structure, the Company) and its consolidated subsidiaries. In accordance with the applicable accounting standards, this Group reconstruction has been accounted for using merger accounting as a pooling of interests, as the ultimate shareholders and their rights remain the same and there are no minority interests affected. The Group prepares its financial statements on a UK GAAP basis. See Part 12: Summary of Significant Differences between UK GAAP and US GAAP and Information on International Financial Reporting Standards.

1.2 Overview

The Group is a global reinsurance and specialty insurance company focused on underwriting for profit and return on equity. The Group comprises a worldwide network of companies held by a central holding company based in Hamilton, Bermuda. The Group has followed a strategy designed to focus on Europe, the original business that it acquired in 1997, and also to build a significant presence in each of the London, Bermuda and North American insurance and reinsurance marketplaces. Today the Group underwrites reinsurance and specialty and non-traditional insurance, and allocates its capital and other resources, on a global basis through four operating segments – Alea London, Alea Bermuda, Alea US and Alea Europe.

The principal focus of each operating segment is as follows:

Alea London:	Insurance (principally Property, Casualty and D&O)
	Reinsurance (principally Property Treaty, Casualty Treaty, Property Facultative)
Alea Bermuda:	Reinsurance (principally Finite Risk)
Alea US:	Reinsurance (principally Property Treaty, Casualty Treaty and Casualty Facultative)
	Alternative Risk (principally Property and Casualty)
Alea Europe:	Reinsurance (principally Property and Casualty Treaty)

For more information on the Group's operating segments, see Part 1: Information on the Group.

Considering local market conditions, the Group's capital requirements, regulatory requirements and rating agency criteria, the Group aims to manage its intra-group arrangements such that each regulated entity within the Group retains risk commensurate with its capital base. Accordingly, the Group arranges capacity through reinsurance among the members of the Group by means of internal quota shares, pursuant to which a Group member cedes a share of its business to one or more other members. Much of this internal reinsurance is ultimately assumed by the Alea Bermuda segment, which has the majority of the Group's operating capital.

In 2002, a quota share treaty was in place pursuant to which Alea London Limited, a member of the Alea London segment, ceded to the Alea Europe segment 35% of net premiums. This quota share arrangement was also in place in 2001 and has continued in 2003. In 2002, a quota share treaty was in place pursuant to which Alea North America, a unit of the Alea US segment, ceded to the Alea Bermuda segment 70% of net premiums; this treaty is also in place for 2003 and will, the Directors believe, be important for Alea US during its present growth phase. See paragraph 4 of this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations.

In 2002, Alea (Bermuda) Ltd. also put in place an aggregate excess contract with Alea Europe Ltd. designed to protect the capital base of that entity.

In presenting segmental information in this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations, certain of the segmental results have been presented prior to giving effect to the internal quota share arrangements described above. In addition, certain business that was underwritten for the Alea Europe segment in 2000 as a consequence of an introduction by a London contact office, has been allocated, where indicated, to the Alea London segment, for the purpose of comparing operating segments. Finally, the underwriting results of Alea US and Alea Bermuda have been re-analysed to show the historic growth of the business now called Alea Alternative Risk and Alea North America regardless of the legal entity in which the original business was underwritten.

2. Critical Accounting Policies

The Group derives its revenues principally from:

- premiums from its reinsurance and insurance businesses;
- investment income and investment gains from its portfolio of invested assets, net of investment expenses; and
- interest on premium and loss deposits withheld by its clients.

The Group's costs and expenses principally consist of:

- reinsurance and claims and claims handling expenses (which in the United States are referred to as losses and loss adjustment expenses ("LAEs")); and
- operating and administrative expenses, including:
  - treaty and individual risk underwriting acquisition expenses, commonly referred to as commissions or deductions;
  - overhead costs, predominantly consisting of salaries and related costs;
  - interest expenses; and
  - income taxes.

The Group's profitability depends to a large extent on:

- the quality of its underwriting and pricing;
- the level of incurred claims and commissions;
- the timing of claims and benefit payments;
- its ability to earn appropriate yields on its investment portfolio;
- its ability to manage operating and administration costs; and
- its ability to efficiently and effectively manage risk, including through reinsurance.

The following are considered to be the Group's critical accounting policies and estimates, due to the judgments and uncertainties affecting the application of these policies and/or the likelihood that materially different amounts would be reported under different conditions or using different assumptions. If actual events differ significantly from the

underlying assumptions or estimates applied for any or all of the accounting policies (either individually or in aggregate), there could be a material adverse effect on the Group's results of operations and financial condition and liquidity.

2.1 Revenue recognition – General

The Group's revenue is generated primarily by gross premiums written from its underwriting operations. These premiums consist both of premium in respect of clients which are insurance companies, i.e., reinsurance premiums, and clients that are not insurance companies, which are insurance premiums. Should the Group choose to purchase reinsurance protection for the business that it underwrites, then it in turn cedes premiums to the reinsurer (or "retrocessionaire", in the case of reinsurance premiums ceded to another reinsurer). The amount represented by gross premiums written less outward reinsurance premiums is referred to as net premiums written. The basis for the amount of gross premiums written recognised varies by the type of contract the Group writes. Premiums written are recorded in accordance with the terms of the underlying policies and according to various estimates that the Group is required to make. See paragraphs 2.2 and 2.3 of this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations.

Premiums written during one reporting period do not necessarily represent the risks actually carried during that period. In a typical reporting period the Group generally earns a portion of the premiums written during that period, together with earnings from premiums that were written during earlier periods. Likewise, some part of the Group's premiums written will not be earned until future periods. The Group allocates premiums written but not yet earned to an unearned premium reserve, which represents a liability on its balance sheet. As time passes, the unearned premium reserve in relation to a policy is gradually reduced and the corresponding amount is released through the income statement as premiums are earned. The Group writes a wide range of different types of insurance and reinsurance policies, some of which are earned during periods shorter than one reporting period, while some are earned during substantially longer periods. The Group's mix of business can change significantly from one period to the next and these changes can cause the relationship between premiums written and premiums earned to differ, perhaps significantly, on a year-to-year basis. Typically, differences in the percentage growth or decline between premiums written and earned mainly reflect differences in the Group's mix of business from year to year.

2.2 Revenue recognition – Insurance Business

The Group's insurance business consists principally of its alternative risk business and its Alea US and Alea London excess and surplus lines businesses.

For the alternative risk business and its Alea US excess and surplus lines business, the Group receives a gross ultimate premium estimate at the inception of the programme, which is an estimate of all premiums which will ultimately be written in respect of that contract. This premium is recorded as gross premium written as the managing general agent for that contract reports monthly premiums under the contract, and is generally earned over the succeeding twelve month period.

For the Alea London excess and surplus lines business, the Group estimates total underwriting year ultimate premium at inception of a contract based on the agent's authorisation or estimate. This premium is recorded as written premium evenly over the contract period and is generally earned over the succeeding twelve month period.

The Group may, if it believes appropriate, adjust the initial estimates provided by the agent to reflect management's best judgments and expectations. Under such circumstances the Group may recognise as revenue a different amount as written premium than that advised by the agent. The Group actively monitors the development of actual reported premium to the estimates made; where actual reported premium deviates from the estimate, the Group carries out an analysis to determine the cause and may, if necessary, adjust the estimated premium in the period in which the determination was made.

2.3 Revenue recognition – Reinsurance Business

For the Group's reinsurance business, it writes contracts on both an excess of loss basis and a proportional basis. For excess of loss contracts, the amount of premium is usually contractually documented at inception, and no management judgment is necessary. Generally, for most such contracts a deposit premium is contractually specified and is payable during the contract period. After the contract has expired, a premium adjustment is calculated, which is based on the underlying exposure of the ceded business. The Group records the deposit premium at the inception of the contract and records adjustments in the periods in which they are reasonably determinable.

For business written under proportional contracts, similarly to the insurance business, the Group will estimate the premium written by reference to an initial estimate of expected ceded premium received from its clients. In many cases the treaties are not new and therefore the client can use historical experience to estimate the amount of premium. The

Group may adjust the initial estimate of premium, and any adjustment is usually a factor of the underwriter's prior experience with a client. The Group actively monitors the development of actual premium data and if an adjustment in the premium estimate is warranted it will be recorded in the period during which the adjustment is determined.

Reinsurance premiums are earned over the period during which the Group is exposed to the insured or reinsured risk. Premiums are earned on a daily pro-rata basis over the period the coverage is provided. Unearned premiums represent the portion of premiums written which is applicable to the unexpired terms under contracts in force. Generally this period equates to the contract period, except for contracts written on a proportional basis. For proportional business, the earning period is generally taken to be twice the contract period due to the fact that some of the underlying exposures may attach towards the end of the contracts, and such underlying exposures generally have a one-year coverage period.

The Directors believe that the Group's procedures generally arrive at appropriate estimates of premium written and thus the earnings of those premiums; however such estimates inevitably rely heavily on information provided by third parties and as such may be subject to amendment. Such amendments, positive or negative, could impact estimates of premium earned in future years and could also impact the assessment of the extent to which individual policy results are accurately determined.

2.4 Reserve for Claims Incurred, Net of Reinsurance

The Group establishes reserves for payment of claims and claims handling expenses that arise from its reinsurance and insurance businesses. Such reserves are based on estimates of future payments to settle claims, including legal and other expenses.

For most insurance and reinsurance companies, the most significant judgment made by management is the estimation of the reserve for claims and claims handling expenses. The Group's loss reserves are estimated by management and are reviewed periodically by independent actuarial consultants, based on generally accepted actuarial principles. The reserve for unpaid reported claims and claims handling expenses is established based upon the Group's estimate of the total cost of claims that were reported to the Group but not yet paid ("case") and the anticipated cost of claims incurred but not reported. The Group segregates these loss reserves between catastrophe and non-catastrophe claims.

For more information on the reserves for claims incurred, including the Group's accounting policies in relation thereto, see Part 1: Information on the Group.

2.4.1 Credit Exposure on Reinsurance Recoverable and Deposits

In the normal course of business, the Group seeks to reduce the loss that may arise from events that could cause unfavourable underwriting results by reinsuring certain levels of risk in various areas of exposure with other reinsurers. The Group is not relieved of its primary obligation to its policyholders as a result of the purchase of reinsurance designed to protect the Group from unfavourable underwriting results.

Outward reinsurance premiums are expensed and any commissions recorded thereon are earned on a daily pro-rated basis over the period the reinsurance coverage is provided. Prepaid outward reinsurance premiums represent the portion of premiums ceded applicable to the unexpired term of policies in force. Reinstatement premiums ceded are recognised at the time a loss event occurs where coverage limits for the remaining life of the contract are reinstated under pre-defined contract terms and are expensed over the remaining risk period. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Provision is made for estimated unrecoverable reinsurance.

For further discussion of reinsurance recoverables, see Part 1: Information on the Group.

2.5 Deferred Taxes

Deferred tax is provided on all timing differences which result in an obligation at the balance sheet date to pay more tax, or the right to pay less tax, at a future date, at rates expected to apply when the differences crystallise, based on current rates and law. Timing differences are differences between the Group's taxable profits and its results as stated in the consolidated financial information. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be realised.

The Group's net deferred tax asset at 30 June 2003 was $40.1 million. The balance included a deferred tax asset of $19.8 million in respect of the losses carried forward within the UK operations and $21.8 million in respect of losses carried forward within European (excluding UK) operations. Losses are available to carry forward indefinitely in the United Kingdom, and for a period of seven years in Switzerland.

The deferred tax asset has been recognised in respect of losses carried forward to the extent, based upon detailed budgets, the Group anticipates taxable profits to arise within the immediate future. Should management's estimate not be realised, such assets may need to be written down, resulting in a charge to the income statement. Further, any additional losses generated by these entities may not result in the recognition of a further deferred tax asset.

3. Results of Operations

Comparison of Consolidated Results of Operations for Six Months Ended 30 June 2003 and 30 June 2002 and Years Ended 31 December 2002, 31 December 2001 and 31 December 2000.

	Six months ended 30 June 2003 $'000	June 2003/ June 2002	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002	Year ended 31 December 2002 $'000	Year ended 31 December 2001 $'000	Year ended 31 December 2000 $'000
GENERAL TECHNICAL ACCOUNT							
Gross premiums written	**771,828**	**44%**	**535,784**	**58%**	**931,631**	**493,181**	**521,796**
Outward reinsurance premiums	(127,344)	4%	(122,450)	55%	(223,399)	(167,644)	(190,611)
Net premiums written	644,484	56%	413,334	58%	708,232	325,537	331,185
Gross premiums earned	493,323	50%	327,915	49%	674,028	517,119	487,394
Net premiums earned	377,532	49%	253,109	49%	518,051	360,281	301,365
Claims incurred, net of reinsurance	(233,304)	48%	(157,353)	49%	(321,854)	(266,254)	(230,943)
Total net expenses comprise:							
Acquisition expenses	(86,814)	31%	(66,105)	52%	(127,519)	(105,939)	(120,357)
Administrative expenses	(38,705)	16%	(33,439)	44%	(76,462)	(58,480)	(52,247)
Fee income	1,401	−79%	6,678	118%	5,671	8,440	6,868
Other technical charges	(9,057)	11%	(8,154)	49%	(16,678)	(15,304)	(553)
Total net expenses	(133,175)	32%	(101,020)	47%	(214,988)	(171,283)	(166,289)
Underwriting result	11,053	310%	(5,264)	28%	(18,791)	(77,256)	(95,867)
Movement in claims equalisation reserve	(1,782)		(1,688)		(2,368)	—	—
Balance on technical account	9,271		(6,952)		(21,159)	(77,256)	(95,867)
Claims incurred, net of reinsurance ratio	61.8%		62.2%		62.1%	73.9%	76.6%
Expense ratio	35.3%		39.9%		41.5%	47.5%	55.2%
Combined ratio	97.1%		102.1%		103.6%	121.4%	131.8%
NON-TECHNICAL ACCOUNT							
Underwriting result	9,271		(6,952)		(21,159)	(77,256)	(95,867)
Investment income	27,396		23,833		49,170	40,350	40,994
Other investment expenses	(1,983)		(1,947)		(2,761)	(1,815)	(2,350)
Net investment income	25,413		(21,886)		(46,409)	(38,535)	(38,644)
Net realised gains/(losses) on investments	10,115		1,224		8,477	4,928	8,912
Net unrealised gains/(losses) on investments	(984)		3,538		25,388	2,807	447
Debt interest	(2,456)		(3,248)		(6,530)	(2,784)	(2,030)
Profit/(loss) before tax	**41,359**		**16,448**		**52,585**	**(33,770)**	**(49,894)**
Comprising:							
Operating profit/(loss) including investment income	**34,010**		**13,374**		**21,088**	**(41,505)**	**(59,253)**
Fluctuations in investment portfolio (realised and unrealised gains and losses)	9,131		4,762		33,865	7,735	9,359
Movement in claims equalisation provisions	(1,782)		(1,688)		(2,368)	—	—
Tax (charge)/credit on ordinary activities	(6,724)		(1,986)		1,994	5,518	5,917
Profit/(loss) for the financial year/period attributable to shareholders	**34,635**		**14,462**		**54,579**	**(28,252)**	**(43,977)**
Dividend payment to minority interests	—		—		—	—	(1,000)
Retained profit/(loss) for the financial year/period	34,635		14,462		54,579	(28,252)	(44,977)
Foreign exchange gain/(losses), net	(2,901)		2,235		(445)	(898)	(442)
Total profit/(loss) recognised for the financial year/period	31,734		16,697		54,134	(29,150)	(45,419)

3.1 Gross Premiums Written

Gross premiums written in the six months to June 2003 were $772 million, a 44% increase on the same period in 2002. Gross premiums written to 30 June 2002 were 58% of 2002 total gross premiums written.

Gross premiums written increased 89% in 2002 to $932 million compared to $493 million for 2001. Gross premiums written decreased 5% in 2001 to $493 million compared to $522 million for 2000. These movements reflected the significant growth in business in the Group's chosen development areas coupled with substantial downsizing of its Alea Europe operations in 2001, prior to growth in 2002 and thereafter, as illustrated by the following table:

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Alea London . .	379,412	66%	228,183	61%	376,428	98%	190,525	86%	102,298
Alea Bermuda .	(9,277)	– 118%	50,819	76%	66,692	– 60%	168,003	63%	103,269
Alea US	231,087	61%	143,545	43%	332,079	nm	30	– 99%	2,555
Alea Europe . .	170,606	51%	113,237	72%	156,432	16%	134,623	– 57%	313,674
Total	771,828	44%	535,784	58%	931,631	89%	493,181	– 5%	521,796

In Alea London the continuing strength of the excess and surplus lines market was a prime contributor to significant growth. In the six months to 30 June 2003, the gross premiums written exceeded the total gross premiums written in 2002. Gross premiums written by Alea London to 30 June 2003 increased 66% to $379 million compared to $228 million to 30 June 2002. In general, gross premiums written in this segment have been weighted slightly towards the first half of the year; thus gross premiums written to June 2002 were 61% of 2002 total gross premiums written.

Gross premiums written in Alea London grew by 98% and 86% in 2002 and 2001 respectively, with 2000 being the first year of standalone operation following the acquisition of Imperial.

The Alea London operations commenced in 1999 through a contact office established by Alea Europe. As part of its growth in this business in excess and surplus lines businesses, the number of authorisations that the Group holds to do this business has increased to 44 US States (as well as the District of Columbia and the US Virgin Islands) in 2002 from 41 US States in 2001 and 36 US States in 2000.

In Alea Bermuda, external gross premiums written were negative to 30 June 2003 compared to $51 million to 30 June 2002. This reduction in premiums reflected a reassessment of the final premiums for the business underwritten through the Lumbermens arrangements. Alea Bermuda's premiums also decreased in 2002 compared to 2001 as the Lumbermens arrangement covering underwriting years 2000 and 2001 came to its natural expiry. The gross premiums recorded in 2000 and 63% growth between 2000 and 2001 reflected the successful development of the Lumbermens arrangement during those years. With the expiry of the Lumbermens arrangement and the acquisition of Seven Hills Insurance Company (the shell company which was renamed Alea North America Insurance Company), the Group commenced underwriting at Alea US with effect from 1 January 2002, using as its business base the renewal book which emerged from the expiry of the Lumbermens arrangement. Total gross premiums written in Alea US were $332 million in 2002. Gross premiums written to 30 June 2003 were $231 million, a 61% increase compared to 30 June 2002. Gross premiums written to 30 June 2002 were 43% of 2002 gross premiums written.

Taken together, gross premiums written for Alea US and Alea Bermuda to 30 June 2003 increased 14% to $222 million compared to $194 million to 30 June 2002. In general, gross premiums written have been relatively evenly spread throughout the year for these segments, thus combined gross premiums written for the two segments to 30 June 2002 were 49% of 2002 total gross premiums written. The combined gross premiums written in the Alea US and Alea Bermuda segments grew by 137% and 59% in 2002 and 2001 respectively. This growth came from the development of the casualty treaty risk business and alternative risk business. Pricing in the alternative risk arena has been particularly strong with opportunities arising from the dislocation of that market following the withdrawal of a number of competitors.

In Alea Europe, the Group was able to take advantage of increasing business opportunities in a broader spread of business lines. By 30 June 2003 the Group had already written 109% of the previous year's gross premiums in this segment. Gross premiums written to 30 June 2003 increased 51% to $171 million compared to $113 million to 30 June 2002. In general, the majority of business in this segment incepts on 1 January causing the gross premiums written in this segment to be heavily weighted towards the first half year. Gross premiums written to 30 June 2002 were 72% of 2002 total gross premiums written. Gross premium written grew by 16% between 2001 and 2002. A number of the Group's competitors have been affected by ratings declines and poor results, arising in many cases from poor

investment performance, inadequate reserving on prior years' business and exposure to significant asbestos and environmental liability. The Directors believe that this has enhanced the Group's relative position.

Largely as a result of changes made to Alea Europe during 2000 in preparation for the January 2001 renewals, gross premiums written decreased 57% in 2001 to $135 million compared to $314 million for 2000. The underwriting philosophy and methodology, selected systems, the internal structure and culture were all subject to extensive review and overhaul in the transition to the Group's new European franchise. The strategic direction of Alea Europe was focused more on non-proportional business, either directly or through local brokers, rather than the previous emphasis on proportional business and marine business through London market brokers. The Group's new underwriting processes gave rise to substantial non-renewal of business, and 2000 itself included a substantial number of multi-year policies written in 1999 and prior which were not renewed in 2001. Alea Europe underwrote $369 million of gross business in 2000 in total, of which $56 million was introduced by the London contact office and has been allocated to the London contact office in the Alea London segment as described above.

3.2 *Gross Premiums Written By Product Type*

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Gross premiums written									
Insurance									
Casualty	134,667	117%	62,197	50%	125,308	668%	16,316		
Property	40,566	238%	11,989	17%	69,963	75%	39,946	1466%	2,551
Marine, aviation & transport	17	−105%	(320)	416%	(77)	nm	—	nm	740
Other	975	−258%	(619)	−288%	215	nm	—	nm	1,779
Total insurance	176,225	141%	73,247	37%	195,409	247%	56,262	1010%	5,070
Reinsurance									
Casualty	399,087	77%	225,799	62%	365,182	77%	205,942	10%	188,024
Property	159,485	− 16%	190,037	64%	294,760	109%	141,349	−31%	204,121
Marine, aviation & transport	27,389	−22%	35,221	64%	54,709	−18%	66,834	−29%	94,378
Other	9,642	−16%	11,480	53%	21,571	−5%	22,794	−25%	30,203
Total reinsurance	595,603	29%	462,537	63%	736,222	69%	436,919	−15%	516,726
Total	**771,828**	**44%**	**535,784**	**58%**	**931,631**	**89%**	**493,181**	**−5%**	**521,796**

Total gross insurance premiums written increased from $5 million in 2000 to $56 million in 2001 and by 247% in 2002 to $195 million. The prime areas of growth in gross premiums written were in casualty business through the alternative risk portfolio, coupled with an increase in property and casualty facilities in Alea London. Total gross insurance premiums written to 30 June 2003 increased 141% to $176 million compared to $73 million to 30 June 2002. Gross insurance premiums written to 30 June 2002 were 37% of 2002 gross insurance premiums.

Total gross reinsurance premiums written increased 69% in 2002 to $736 million from $437 million in 2001 and decreased 15% in 2001 from $517 million in 2000. The prime areas of growth in 2002 were the casualty portfolio, with an increase of 77%, and the property portfolio, with an increase of 109%. Total gross reinsurance premiums written to June 2003 increased 29% to $596 million compared to $463 million to June 2002. Gross reinsurance premiums written to 30 June 2002 were 63% of 2002 gross reinsurance premiums.

Reinsurance property premium decreased by 16% to $159 million to 30 June 2003 compared to $190 million to 30 June 2002. This was principally due to the conversion of reinsurance customers in Alea Alternative Risk to insurance customers during the period.

3.3 *Gross Premiums Written – Product Mix*

The table below presents gross premiums written by product mix on a percentage basis:

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
Gross premiums written					
Insurance					
Casualty	18%	12%	13%	3%	0%
Property	5%	2%	8%	8%	1%
Marine, aviation & transport	0%	0%	0%	0%	0%
Other	0%	0%	0%	0%	0%
Total insurance	23%	14%	21%	11%	1%
Reinsurance					
Casualty	52%	42%	39%	42%	36%
Property	21%	35%	32%	29%	39%
Marine, aviation & transport	3%	7%	6%	13%	18%
Other	1%	2%	2%	5%	6%
Total reinsurance	77%	86%	79%	89%	99%
Total	**100%**	**100%**	**100%**	**100%**	**100%**

Gross insurance premiums written represented 23% of total gross premiums written to 30 June 2003 compared to 14% to 30 June 2002 and 21%, 11% and 1% in 2002, 2001 and 2000 respectively.

Gross reinsurance premiums written represented 77% of total gross premiums written to 30 June 2003 compared to 86% to 30 June 2002 and 79%, 89% and 99% in 2002, 2001 and 2000 respectively.

3.4 *Outward Reinsurance Premiums*

The difference between gross premiums written and net premiums written is outward reinsurance premiums. Movements in outward reinsurance premiums reflected the change in business mix and required reinsurance arrangements of the Group's chosen development areas as shown in the following table:

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Alea London	41,502	*–9%*	45,425	*60%*	76,245	*–10%*	84,258	*713%*	10,367
Alea Bermuda	9,171	*–16%*	10,909	*86%*	12,701	*–71%*	43,230	*263%*	11,899
Alea US	53,634	*28%*	41,956	*41%*	102,394	*nm*	30	*–99%*	2,455
Alea Europe	23,037	*–5%*	24,160	*75%*	32,059	*–20%*	40,126	*–76%*	165,890
Total	127,344	*4%*	122,450	*55%*	223,399	*33%*	167,644	*–12%*	190,611

Outward reinsurance premiums comprise the Group's catastrophe programmes and whole account aggregate excess programmes, reinstatement premiums in respect of catastrophe events, reinsurance premiums associated with the alternative risk portfolio and specific reinsurance arrangements on individual contracts.

Outward reinsurance premiums in the six-month period to 30 June 2003 increased 4% to $127 million compared to $122 million to the same period for 2002, increased 33% in 2002 to $223 million compared to $168 million in 2001, and decreased 12% in 2001 from $191 million in 2000.

A substantial proportion of outward reinsurance premiums relate to the purchase of the Max Re Cover, being $55 million to 30 June 2003, $75 million to 30 June 2002, $134 million in 2002 and $84 million in 2001 respectively. The reduction of these amounts in the period to 30 June 2003 reflects the fact that the contract limits have been reached, such that a cap applies to the premiums paid into the contract in respect of the 2003 underwriting year. For further details see paragraph 11.7.1 of Part 1: Information on the Group.

The development of the alternative risk business also increased total reinsurance expense. Specific alternative risk reinsurance allocated to alternative risk were 42% of total outward reinsurance premiums at 30 June 2003 compared

to 19% to 30 June 2002 and 30% in 2002, 8% in 2001 and 2% in 2000. Alternative risk is characterised by high gross premium income coupled with relatively high reinsurance premiums. There are typically two elements to these reinsurance arrangements: premiums paid to an external captive reinsurer (which are typically an agreed proportion of the gross premium and which can be a relatively high percentage of such gross premium) and premiums paid to other third parties to protect the Group's net exposure. These premiums are typically non-proportional premiums designed to protect the Group's exposure to large losses. For a discussion of alternative risk, and the Group's approach to credit risk resulting from alternative risk structures, see Part 1: Information on the Group.

In 2002, outward reinsurance premiums benefited from an overall reduction in expenses of $6.9 million as a result of the reduction in reinstatement expenses related to reduced catastrophe reserves in respect of the September 11 Event, Toulouse and Petrobras. This was offset by a $2.3 million charge in respect of the European floods. Outward reinsurance premiums increased by $32.6 million in 2001 in respect of the reinstatement of reinsurance programmes affected by the September 11 Event, Toulouse and Petrobras. The additional cost of these reinstatement premiums, offset by reinstatement premiums inwards on policies issued by the Group, has been taken into consideration in arriving at total losses of $34.5 million in respect of these events in the financial year 2001.

In 2000, the Group paid $136 million premium to purchase the Inter-Ocean Adverse Development Cover (described in paragraph 11.7.1 of Part 1: Information on the Group) to provide additional protection against further loss developments in respect of the 1987 to 1999 underwriting period in Europe and also to provide additional protection in respect of the 2000 underwriting year as a whole, excluding certain business categories. The balance of the reinsurance expense in each year of approximately $40 million to $50 million is in respect of the base costs of the various reinsurance programmes that are structured to ensure what the Directors believe to be an appropriate level of net underwriting risk for each business area and product type.

3.5 Net Premiums Written

The trend for each segment for net premiums written is shown in the following table:

	Six months ended 30 June 2003 $'000	**June 2003/ June 2002 %**	**Six months ended 30 June 2002 $'000**	**June 2002/ Full Year %**	**Year ended 31 December 2002 $'000**	**2002/ 2001 %**	**Year ended 31 December 2001 $'000**	**2001/ 2002 %**	**Year ended 31 December 2000 $'000**
Alea London	337,910	*85%*	182,758	*61%*	300,183	*182%*	106,267	*16%*	91,931
Alea Bermuda	(18,448)	*–146%*	39,910	*74%*	53,991	*–57%*	124,773	*37%*	91,370
Alea US	177,453	*75%*	101,589	*44%*	229,685	*nm*	—	*nm*	100
Alea Europe	147,569	*66%*	89,077	*72%*	124,373	*32%*	94,497	*–36%*	147,784
Total	644,484	*56%*	413,334	*58%*	708,232	*118%*	325,537	*–2%*	331,185
Net premiums as a percentage of gross	84%		77%		76%		66%		63%

Net premiums written in the six months to 30 June 2003 increased 56% to $644 million compared to $413 million to 30 June 2002. Net premiums written to 30 June 2002 were 58% of 2002 net premiums written. Net premiums written increased 118% in 2002 to $708 million compared to $326 million for the same period in 2001. Net premiums written decreased 2% in 2001 compared to $331 million for the same period in 2000. These movements are the result of the combination of the changes to the gross premiums written and the related reinsurance arrangements described above.

The percentage of gross premiums written that the Group retained increased to 84% to 30 June 2003 compared to 77% to 30 June 2002 and increased to 76% in 2002, compared to 66% and 63% in 2001 and 2000 respectively.

3.6 Net Premiums Written by Product Type

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Net premiums written									
Insurance									
Casualty	88,754	*127%*	39,074	*70%*	55,925	*326%*	13,143		—
Property	36,268	*246%*	10,469	*18%*	59,163	*84%*	32,178	2,249%	1,370
Marine, aviation & transport	15	*nm*	(1,366)	*nm*	(67)	*nm*	—	*nm*	(45)
Other	855	*nm*	(570)	*nm*	131	*nm*	—	*nm*	1,619
Total insurance	125,892	*164%*	47,607	*41%*	115,152	*154%*	45,321	*1,439%*	2,944
Reinsurance									
Casualty	357,030	*94%*	184,436	*60%*	305,024	*98%*	153,946	*27%*	121,446
Property	135,049	*–8%*	146,243	*65%*	225,375	*228%*	68,744	*–50%*	138,033
Marine, aviation & transport	17,571	*–27%*	24,126	*60%*	40,333	*5%*	38,540	*–6%*	40,849
Other	8,942	*–18%*	10,922	*49%*	22,348	*18%*	18,986	*–32%*	27,913
Total reinsurance	518,592	*42%*	365,727	*62%*	593,080	*112%*	280,216	*–15%*	328,241
Total	**644,484**	***56%***	**413,334**	***58%***	**708,232**	***118%***	**325,537**	***–2%***	**331,185**

Total net insurance premiums written to 30 June 2003 increased 164% to $126 million compared to $48 million to 30 June 2002. Net insurance premiums written to 30 June 2002 were 41% of 2002 net insurance premiums. Total net insurance premiums written increased from $3 million in 2000 to $45 million in 2001 and by 154% to $115 million in 2002. The prime areas of growth were in casualty business through the alternative risk portfolio coupled with an increase in casualty facilities in London.

Total net reinsurance premiums written to 30 June 2003 increased 42% to $519 million compared to $366 million to 30 June 2002. Net reinsurance premiums written to 30 June 2002 were 62% of 2002 net reinsurance premiums. Total net reinsurance premiums written increased 112% in 2002 to $593 million from $280 million in 2001 and decreased 15% in 2001 from $328 million in 2000. The prime areas of growth in 2002 were the casualty portfolio, with an increase of 98%, and the property portfolio, with an increase of 228%.

3.7 Net Premiums Written – Product Mix

The table below presents net premiums written by product mix on a percentage basis:

	Six months ended 30 June 2003	Six month ended 30 June 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
Net premiums written					
Insurance					
Casualty	14%	9%	8%	4%	0%
Property	6%	3%	8%	10%	0%
Marine, aviation & transport	0%	0%	0%	0%	0%
Other	0%	0%	0%	0%	1%
Total insurance	20%	12%	16%	14%	1%
Reinsurance					
Casualty	55%	45%	43%	47%	37%
Property	21%	35%	32%	21%	42%
Marine, aviation & transport	3%	6%	6%	12%	12%
Other	1%	2%	3%	6%	8%
Total reinsurance	80%	88%	84%	86%	99%
Total	**100%**	**100%**	**100%**	**100%**	**100%**

3.8 Gross Premiums Earned

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Alea London	210,071	59%	132,427	48%	278,535	47%	189,713	151%	75,563
Alea Bermuda	(137)	-100%	91,008	83%	110,136	-24%	145,659	101%	72,451
Alea US	183,352	430%	34,571	29%	120,303	nm	288	-89%	2,555
Alea Europe	100,037	43%	69,909	42%	165,054	-9%	181,459	-46%	336,825
Total	493,323	50%	327,915	49%	674,028	30%	517,119	6%	487,394

3.9 Gross Premiums Earned By Product Type

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Insurance									
Casualty	90,273	188%	31,308	55%	57,353	582%	8,407	—	
Property	37,606	400%	7,517	15%	50,950	147%	20,590	106%	10,006
Marine, aviation & transport	17	-107%	(242)	-61%	394	-76%	1,654	-47%	3,146
Other	328	-184%	(391)	-59%	665	nm	—	nm	701
Total insurance	128,224	236%	38,192	35%	109,362	257%	30,651	121%	13,853
Reinsurance									
Casualty	243,014	69%	144,183	51%	285,193	31%	217,001	78%	122,036
Property	93,107	-16%	110,372	53%	210,055	29%	162,299	-27%	223,343
Marine, aviation & transport	21,010	-16%	25,087	51%	48,853	-34%	73,749	-29%	104,352
Other	7,968	-21%	10,081	49%	20,565	-38%	33,419	40%	23,810
Total reinsurance	365,099	26%	289,723	51%	564,666	16%	486,468	3%	473,541
Total	493,323	50%	327,915	49%	674,028	30%	517,119	6%	487,394

Total gross insurance premiums earned to 30 June 2003 increased 236% to $128 million compared to $38 million to 30 June 2002. Gross insurance premiums earned to 30 June 2002 were 35% of 2002 gross insurance premiums. Total gross insurance premiums earned increased from $14 million in 2000 to $31 million in 2001 and by 257% to $109 million in 2002 for the reasons given above in relation to gross insurance premiums written.

Total gross reinsurance premiums earned to 30 June 2003 increased 26% to $365 million compared to $290 million to 30 June 2002. Gross reinsurance premiums earned to 30 June 2002 were 51% of 2002 gross reinsurance premiums. Total gross reinsurance premiums earned increased 16% in 2002 to $565 million from $486 million in 2001 and stayed stable between 2001 and 2000. The prime areas of growth in 2002 were the casualty portfolio, with an increase of 31%, and the property portfolio, with an increase of 29%, for the reasons given above in relation to gross reinsurance premiums written. Marine aviation and transport business decreased by 34% in 2002. The Group ceased underwriting marine business other than incidental exposures in 2003 and aviation business in 2000.

3.10 Gross Premiums Earned – Product Mix

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
Insurance					
Casualty	18%	10%	9%	2%	0%
Property	8%	2%	7%	4%	2%
Marine, aviation & transport	0%	0%	0%	0%	1%
Other	0%	0%	0%	0%	0%
Total insurance	26%	12%	16%	6%	3%
Reinsurance					
Casualty	49%	44%	42%	42%	25%
Property	19%	33%	32%	31%	46%
Marine, aviation & transport	4%	8%	7%	14%	21%
Other	2%	3%	3%	7%	5%
Total reinsurance	74%	88%	84%	94%	97%
Total	**100%**	**100%**	**100%**	**100%**	**100%**

Gross insurance premiums earned represented 26% of total gross premiums earned to 30 June 2003 compared to 12% to 30 June 2002 and 16%, 6% and 3% in 2002, 2001 and 2000 respectively.

Gross reinsurance premiums earned represented 74% of total gross premiums earned to 30 June 2003 compared to 88% to 30 June 2002 and 84%, 94% and 97% in 2002, 2001 and 2000 respectively.

3.11 Net Premiums Earned

Net premiums earned in the six months to 30 June 2003 increased 49% to $378 million compared to $253 million to 30 June 2002. Net premiums earned to 30 June 2002 were 49% of 2002 net premiums earned. Net premiums earned increased 44% in 2002 to $518 million compared to $360 million for 2001. Even though net premiums written reduced by 2% during 2001, the Group recorded growth in net premiums earned in 2001 of 20% compared to 2000 as set out in the following table:

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Alea London	174,037	*71%*	101,875	*46%*	220,885	*99%*	110,982	*129%*	48,554
Alea Bermuda	–5,260	*–108%*	69,143	*81%*	85,325	*–23%*	110,774	*67%*	66,349
Alea US	127,465	*407%*	25,163	*32%*	79,382	*nm*	—	*nm*	100
Alea Europe	81,290	*43%*	56,928	*43%*	132,459	*–4%*	138,525	*–26%*	186,362
Total	**377,532**	***49%***	**253,109**	***49%***	**518,051**	***44%***	**360,281**	***20%***	**301,365**

With respect to most policies, premiums are earned over a period of between 12 months and 24 months, and thus earnings growth will lag behind the growth in net premiums written. This characteristic also means that earnings will be more evenly spread throughout the year and will respond more slowly to changes in underwriting strategy than the associated premiums written regardless of the actual dates the original policies incept. The growth in net premiums earned lags even further behind net premiums written because the proportion of excess and surplus lines in Alea London and alternative risk business in Alea Bermuda and Alea US is increasing. These business areas are both more evenly spread through the financial year, with earnings tending to be recognised over a 24 month period, compared to the European portfolio which incepts mainly on 1 January and comprises a higher proportion of twelve month policies. For a discussion of how the Group recognises premiums earned, see paragraph 2 of this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations.

3.12 Net Premiums Earned By Product Type

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Insurance									
Casualty	40,644	88%	21,592	72%	29,927	346%	6,715	—	
Property	32,370	417%	6,256	15%	41,777	154%	16,446	212%	5,265
Marine, aviation & transport	14	nm	(1,139)	–232%	491	–70%	1,654	80%	920
Other	241	nm	(390)	–67%	581	nm	—	nm	522
Total insurance	73,269	178%	26,319	36%	72,776	193%	24,815	270%	6,707
Reinsurance									
Casualty	203,997	80%	113,175	47%	239,817	37%	174,900	178%	62,807
Property	77,281	–7%	83,429	56%	150,065	67%	89,821	–43%	158,621
Marine, aviation & transport	16,097	–10%	17,919	52%	34,235	–17%	41,395	–20%	51,837
Other	6,888	–44%	12,267	58%	21,158	–28%	29,350	37%	21,393
Total reinsurance	304,263	34%	226,790	51%	445,275	33%	335,466	14%	294,658
Total	**377,532**	**49%**	**253,109**	**49%**	**518,051**	**44%**	**360,281**	**20%**	**301,365**

Total net insurance premiums earned to 30 June 2003 increased 178% to $73 million compared to $26 million to 30 June 2002. Net insurance premiums earned to 30 June 2002 were 36% of 2002 net insurance premiums. Total net insurance premiums earned increased from $7 million in 2000 to $25 million in 2001 and by 193% in 2002 to $73 million, for the reasons given above.

Total net reinsurance premiums earned to 30 June 2003 increased 34% to $304 million compared to $227 million to 30 June 2002. Net reinsurance premiums earned to 30 June 2002 were 51% of 2002 net reinsurance premiums. Total net reinsurance premiums earned increased 33% in 2002 to $445 million from $335 million in 2001 and by 14% in 2001 from $295 million in 2000, for the reasons given above.

3.13 Net Premiums Earned – Product Mix

	Six months ended 30 June 2003	Six months ended 30 June 2002	Year ended 31 December 2002	Year ended 31 December 2001	Year ended 31 December 2000
Insurance					
Casualty	11%	8%	6%	2%	0%
Property	9%	2%	8%	5%	2%
Marine, aviation & transport	0%	0%	0%	0%	0%
Other	0%	0%	0%	0%	0%
Total insurance	20%	10%	14%	7%	2%
Reinsurance					
Casualty	54%	45%	46%	49%	21%
Property	20%	33%	29%	25%	53%
Marine, aviation & transport	4%	7%	7%	11%	17%
Other	2%	5%	4%	8%	7%
Total reinsurance	80%	90%	86%	93%	98%
Total	**100%**	**100%**	**100%**	**100%**	**100%**

Net insurance premiums earned represented 20% of total net premiums earned to 30 June 2003 compared to 10% to 30 June 2002 and 14%, 7% and 2% in 2002, 2001 and 2000 respectively.

Net reinsurance premiums earned represented 80% of total net premiums earned to 30 June 2003 compared to 90% to 30 June 2002 and 86%, 93% and 98% in 2002, 2001 and 2000 respectively.

3.14 Claims Incurred, Net of Reinsurance

Claims incurred, net of reinsurance for the six-month period to 30 June 2003 increased 48% to $233 million compared to $157 million to 30 June 2002. Claims incurred to June 2002 were 49% of total claims incurred in 2002 and consistent with the net premiums earned, which were also 49% of 2002 full year net premiums earned.

Claims incurred, net of reinsurance increased 21% in 2002 to $322 million compared to $266 million for 2001. Claims incurred, net of reinsurance increased 15% in 2001 compared to $230 million for 2000. Both increases were primarily due to business growth but were also affected by specific events as set out below.

Management reviews the net underwriting results split between three main elements: current year catastrophe losses, developments on 1999 and prior years and claims incurred excluding these items. Catastrophe events can impact both premiums and claims. For example, a catastrophe event may create additional reinstatement premium income and also expense in the form of premium required to reinstate reinsurance policies affected by catastrophe losses. Thus, these events can distort both claims ratios and expense ratios when measured against net premiums earned. The Directors believe that the ratio of claims and claims handling expenses to net premiums earned may be a more important measure than the percentage change in these figures period on period. Specific contributors to the net underwriting results and ratios are summarised in the following tables and discussed in more detail in each segment.

	Six months ended 30 June 2003 $'000	Six months ended 30 June 2002 $'000	Year ended 31 December 2002 $'000	Year ended 31 December 2001 $'000	Year ended 31 December 2000 $'000
Net premiums earned	377,532	253,109	518,051	360,281	301,365
Claims incurred, net of reinsurance	(233,304)	(157,353)	(321,854)	(266,254)	(230,943)
Total net expenses	(133,175)	(101,020)	(214,988)	(171,283)	(166,289)
Underwriting result	11,053	(5,264)	(18,791)	(77,256)	(95,867)
Claims incurred, net of reinsurance ratio	*61.8%*	*62.2%*	*62.1%*	*73.9%*	*76.6%*
Expense ratio	*35.3%*	*39.9%*	*41.5%*	*47.5%*	*55.2%*
Combined ratio	*97.1%*	*102.1%*	*103.6%*	*121.4%*	*131.8%*
Specific contributors to underwriting result					
Catastrophes	—	*(58)*	*(13,576)*	*(34,495)*	*(9,000)*
1999 & prior net developments	*(591)*	*(703)*	*(868)*	*(3,760)*	*(17,169)*
1986 & prior net developments	*(8,400)*	—	*(8,720)*	—	—
Other specific reserve movements	—	*(8,500)*	*(8,500)*	—	*9,185*
1999 Equus Re reinsurance arrangement	*(351)*	*(1,700)*	*(3,414)*	*(8,906)*	*(11,596)*
Specific contributors	*(9,342)*	*(10,961)*	*(35,078)*	*(47,161)*	*(28,580)*
Other underwriting result	*20,395*	*5,697*	*16,287*	*(30,095)*	*(67,287)*
Underwriting result	*11,053*	*(5,264)*	*(18,791)*	*(77,256)*	*(95,867)*
Impact of specific contributors to ratios					
Claims incurred, net of reinsurance ratio	*2.5%*	*4.4%*	*7.3%*	*11.5%*	*12.5%*
Expense ratio	*0.0%*	*–0.1%*	*–0.5%*	*1.9%*	*–3.0%*
Combined ratio	*2.5%*	*4.3%*	*6.8%*	*13.4%*	*9.5%*
Other underwriting result ratios					
Claims incurred, net of reinsurance ratio	*59.3%*	*57.8%*	*54.8%*	*62.4%*	*64.1%*
Expense ratio	*35.3%*	*40.0%*	*42.0%*	*45.6%*	*58.2%*
Combined ratio	*94.6%*	*97.8%*	*96.8%*	*108.0%*	*122.3%*

The claims incurred, net of reinsurance ratio is claims incurred, net of reinsurance divided by net premiums earned. The expense ratio is total net expenses divided by net premiums earned where total net expenses comprise acquisition costs, administrative expenses and other technical charges less fee income. The combined ratio is the sum of the claims incurred, net of reinsurance ratio and the expense ratio.

The impact of specific large losses has reduced over the period as set out above, and the benefit of outward reinsurance purchased has likewise reduced over the same period as set out in the table below. The impact of 1999

and prior period developments was significant in both 2000 and 2001 when the Group was in process of establishing its new reserving processes and re-underwriting the extant book of business, especially in Alea Europe. 2001 was particularly affected by catastrophe losses, which are explained in more detail below.

3.15 Reinsurance Recoveries

The impact of reinsurance arrangements on the underwriting result is set out in the following table.

	Six months ended 30 June 2003 $'000	Six months ended 30 June 2002 $'000	Year ended 31 December 2002 $'000	Year ended 31 December 2001 $'000	Year ended 31 December 2000 $'000
Gross premiums earned	493,323	327,915	674,028	517,119	487,394
Gross claims incurred	315,097	208,013	405,913	514,601	434,263
Gross claims to gross premiums earned ratio	**63.9%**	**63.4%**	**60.2%**	**99.5%**	**89.1%**
Outward reinsurance premiums earned	115,791	74,806	155,977	156,838	186,029
Outward reinsurance claims incurred	81,793	50,660	84,059	248,347	203,320
Outward reinsurance recovery to outward reinsurance premiums earned ratio	**70.6%**	**67.7%**	**53.9%**	**158.3%**	**109.3%**
Net premiums earned	377,532	253,109	518,051	360,281	301,365
Net claims incurred	233,304	157,353	321,854	266,254	230,943
Net claims incurred to net premiums earned ratio	**61.8%**	**62.2%**	**62.1%**	**73.9%**	**76.6%**
Impact of reinsurance on ratios	**2.1%**	**1.2%**	**–1.9%**	**25.6%**	**12.5%**

Most reinsurance is purchased on a global basis including the global catastrophe programme and the aggregate excess contracts. The purchase of reinsurance improved the claims ratio to 30 June 2003 by 2.1% from 63.9% on a gross basis to 61.8% net and to 30 June 2002 by 1.2% from 63.4% on a gross basis to 62.2% net. Reinsurance worsened the loss ratio for 2002 by 1.9% from 60.2% on a gross basis to 62.1% net.

Reinsurance improved the loss ratio for 2001 by 25.6% from 99.5% on a gross basis to 73.9% net primarily as a result of the catastrophe protection in place. Reinsurance improved the claims ratio for 2000 by 12.5% from 89.1% on a gross basis to 76.6% net, primarily as a result of the protection put in place to cover 2000 underwriting and 1999 and prior loss reserve development for Alea Europe. See paragraph 20 of Part 10: Additional Information.

The 2001 to 2003 aggregate excess contract (the Max Re Cover, described in paragraph 11.7.1 of Part 1: Information on the Group) covers business written worldwide from 1 January 2001 through to 31 December 2003, with the exception of life and finite business and property catastrophe losses other than those in excess of our traditional programmes. The contract provides coverage for a portion of losses in excess of plan and significant de-leveraging of the Group balance sheet and income statement. This contract reduced the overall size of the Group's net technical account but did not significantly change the result ratios overall for any of the periods since inception. The incurred claims and unearned premiums due under this contract are fully collateralised by letters of credit and by liquid fixed income obligations with a weighted AA rating held in trust.

3.16 Catastrophe Losses

The Group manages its catastrophe exposures on a global basis. Each segment develops its reinsurance requirements based on local requirements and then a global programme is put into place designed to meet these needs most effectively. Each segment is charged for a proportionate share of the programme. When catastrophes occur data is accumulated worldwide to monitor the loss and utilise the relevant reinsurance programmes. Reinsurance recoveries are then advised to each local unit.

There were no catastrophe losses in the six-month period to 30 June 2003. The Group incurred net catastrophe losses of $13.6 million in 2002, which comprised small net releases on the September 11 Event of $0.4 million, the Toulouse oil refinery loss of $0.5 million and the Petrobras oil rig loss of $0.4 million, coupled with a $14.9 million loss incurred in the European segment in respect of the European floods in summer 2002. In 2002 the gross loss estimate for the September 11 Event was reduced by $28.6 million gross from $94.4 million to $65.8 million which resulted in the $0.4 million net benefit after reinsurance. The primary beneficiaries of the reduction were the Group's reinsurers, because the largest element of the reduction, totalling a $21.2 million reduction, came from the Alea London segment

property catastrophe portfolio where the initial estimation methodology adopted in 2001 proved to be conservative. On a net basis the reductions arising in Alea London of $2.4 million were offset by a $2.1 million increase in the loss estimate in the Alea Bermuda segment in respect of potential casualty exposures, with the remaining $0.1 million saving arising in Alea Europe.

In 2001, the Group incurred three catastrophe losses which gave rise to gross incurred losses of $129.6 million, comprising $94.4 million in respect of the September 11 Event, $20.2 million in respect of Petrobras and $15.0 million in respect of Toulouse. Each of the events was a significant loss to the market, with the September 11 Event being the largest insured loss ever. The Group incurred net incurred losses of $34.5 million, which comprised $24.9 million in respect of the September 11 Event, $3.2 million in respect of Petrobras and $6.4 million in respect of Toulouse. Alea London, as the prime underwriter of both property catastrophe and marine excess of loss business in the Group, suffered the largest element of these losses. In addition Alea London also had some residual aviation exposure to the September 11 Event from the run-off of the discontinued Imperial aviation portfolio. Consequently Alea London suffered 67% of the September 11 Event total, before taking into consideration the 35% quota share of Alea London's business to Alea Europe during 2001, and the majority of the Toulouse and Petrobras losses. Alea London, Alea Europe and Alea Bermuda incurred 81%, 14% and 5% respectively of the total catastrophe losses.

In 2000 the Group incurred a gross and net underwriting loss of $9.0 million in respect of the late reporting of catastrophe losses in the European segment of the property portfolio in relation to hurricanes which took place in December 1999. Catastrophe losses in excess of a defined amount were not covered by the Inter-Ocean Adverse Development Cover and cover under the global reinsurance programmes for the frequency of losses which occurred in 1999 had been exhausted by other large losses. Thus the additional loss was both a gross and net loss. The Group also released a $9.2 million unexpired risk provision in respect of unprofitable business which had been established in 1999.

3.17 1999 and Prior Underwriting Years

In the case of Alea London, this exposure relates to the development of the 1999 and prior underwriting year reserves acquired through the Imperial acquisition and are the subject of the OPL Adverse Development Cover (details of which are set out in paragraph 11.7.1 of Part 1: Information on the Group). For Alea Europe, the 1999 and prior underwriting year is the subject of the Inter-Ocean Adverse Development Cover (details of which are set out in paragraph 11.7.1 of Part 1: Information on the Group). Alea Bermuda monitors separately developments arising from the Lumbermens Reinsurance Agreement (details of which are set out in paragraph 20 of Part 10: Additional Information) covering business prior to October 1999. These developments are discussed in more detail within the respective segments.

3.18 1986 and Prior Underwriting Years

The Group has not written significant amounts of US business which are potentially exposed to asbestos and environmental risks. To date, the Group has identified only one arrangement in which it has significant asbestos exposure (referred to in paragraph 17.3 of Part 10: Additional Information). In that case, the Group reinsured a cedent with asbestos and environmental exposure. This business originated with Alea Europe and was written during the period from 1979 to 1982 and is not covered by the Inter-Ocean Adverse Development Cover (described in paragraph 11.7.1 of Part 1: Information on the Group). As a result of an arbitration decision regarding that arrangement in February 2003, the Group appointed an independent consulting firm that advised the Group as to its worst case scenario with respect to asbestos and environmental exposure based on a "ground up" analysis of the underlying policy exposures covered by the treaty. The firm's report was delivered in two stages, which gave rise to the two separate reserve increases. As a result, the Group made additional provision for potential asbestos liabilities of $8.7 million in 2002 and $8.4 million in the six months ended 30 June 2003. The Group's total additional provision of $17.1 million was based on the independent consulting firm's estimate of $99.5 billion as the total US insurance industry asbestos reserve requirement, while a report published by A.M. Best in the third quarter of 2002 estimated the total US insurance industry reserve requirement to be $65 billion.

3.19 Other Specific Reserve Movements

In 2002 the Group reserved $8.5 million in respect of two casualty losses in Alea Europe which arose from a limited number of two-year contracts initiated in 1999 and allocated to the 2000 and 2001 underwriting years. These contracts were discontinued as part of the restructuring of the Group. The 2000 underwriting year is considered to be a transitional year where certain business was put into place before new management took control, principally relating to multi-year policies in place in both Europe and Alea London from 1999 and prior.

3.20 Equus Re Reinsurance Arrangement

The terms of the Lumbermens transaction significantly limited the underwriting exposure faced by Alea such that the contract did not meet the requirements of reinsurance accounting and thus the value of the in-force portfolio acquired was deposit-accounted and not reinsurance accounted. This means that, instead of recording premium income and losses incurred through the profit and loss account, the Group recorded an increase in its assets (being the cumulative funds transferred to the Group) and an increase in its liabilities (being the estimated net present value of the liabilities acquired using a discount rate of 6%). At each period end the Group then compares the net present value of these liabilities, at the relevant rate being achieved on the related asset portfolio, with the assets held and charges the income statement with the difference as an expense within claims incurred, net of reinsurance. These expenses are an increase in the losses incurred for which there is no related premiums in the income statement. The total of such expense was $0.3 million to 30 June 2003, $1.7 million to 30 June 2002, $3.4 million in 2002, $8.9 million in 2001 and $11.5 million in 2000. The notional investment return at 6% on the assets held to support these liabilities was $0.4 million to 30 June 2003, $1.2 million to 30 June 2002, $2.2 million in 2002, $3.8 million in 2001 and $3.6 million in 2000.

3.21 Total Net Expenses

Total net expenses comprise acquisition expenses, administrative expenses and other technical charges, less other technical income, net of reinsurance (generally fee income). Total net expenses for the six-month period to 30 June 2003 increased 32% to $133 million compared to $101 million to 30 June 2002. Total net expenses to 30 June 2002 were 47% of 2002 total net expenses. Net premiums earned in the six-month period to 30 June 2003 increased by 49% compared to the 32% increase in total other expenses. This increase was primarily due to the development of the Group's infrastructure, offset by a reduction in the acquisition expense ratio derived from the change in business mix. Total net expenses increased by 26% to $215 million in 2002 compared to $171 million in 2001 and increased by 3% in 2001 from $166 million in 2000. Expenses in 2000 were relatively high as a result of the redundancy program in Alea London following the acquisition of Imperial and the reorganisation in Alea Europe which included redundancy and the restructuring of the pension scheme. These expenses were offset by the release of $9 million unexpired risk reserve which is included in other technical charges.

The slower growth in total net expenses compared to net premiums earned means that the expense ratio (total net expenses to net premiums earned) continued to improve. The total expense ratio was 35.3% at 30 June 2003 compared to 39.9% to 30 June 2002, and 41.5% and 47.5% and 55.2% for 2002, 2001 and 2000 respectively. Generally, the trends in acquisition expenses, administrative expenses and other technical charges improved period-on-period as shown in the following table. The impact of fee income on the total declined as other business volumes grew. Other technical charges represent interest charges charged to the general business – technical account and accreted to the funds withheld accounts in respect of the Inter-Ocean Adverse Development Cover and the OPL Adverse Development Cover (details of both of which appear in paragraph 11.7.1 of Part 1: Information on the Group) less the unexpired risk reserve of $9 million in 2000 described above.

	Six months ended 30 June 2003 $'000	Six months ended 30 June 2002 $'000	Year ended 31 December 2002 $'000	Year ended 31 December 2001 $'000	Year ended 31 December 2000 $'000
Acquisition expenses ratio	*23.0%*	*26.1%*	*24.6%*	*29.4%*	*39.9%*
Administrative expenses ratio	*10.3%*	*13.2%*	*14.8%*	*16.2%*	*17.4%*
Fee income ratio	*–0.4%*	*–2.6%*	*–1.1%*	*–2.3%*	*–2.3%*
Other technical charges ratio	*2.4%*	*3.2%*	*3.2%*	*4.2%*	*0.2%*
Total net expenses ratio	*35.3%*	*39.9%*	*41.5%*	*47.5%*	*55.2%*

3.22 Investment Income

3.22.1 Investment income compared to total revenues

Investment income was 6% of total revenues (comprised of net premiums earned, gross investment income less other investment expense and other technical income, net of reinsurance) at 30 June 2003 compared to 8% at 30 June 2002 and 8%, 9% and 11% in 2002, 2001 and 2000 respectively. The decline in investment income as a percentage of total

revenue is a function of the high growth rate of net premiums earned coupled with the lower investment returns realised on the bond portfolio during the period.

	Six months ended 30 June 2003 $'000		Six months ended 30 June 2002 $'000		Year ended 31 December 2002 $'000		Year ended 31 December 2001 $'000		Year ended 31 December 2000 $'000	
Total Revenues										
Net premiums earned	377,532	93%	253,109	90%	518,051	91%	360,281	89%	301,365	87%
Investment income, net of expenses	25,413	6%	21,886	8%	46,409	8%	38,535	9%	38,644	11%
Other technical income, net of reinsurance	1,401	1%	6,678	2%	5,671	1%	8,440	2%	6,868	2%
Total revenue	404,346	100%	281,673	100%	570,131	100%	407,256	100%	346,877	100%
Growth rate of investment income		16%				20%		0%		
June 2002 % Full year			47%							

3.22.2 Investment Return – Growth

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Gross investment income	27,396	15%	23,833	48%	49,170	22%	40,350	–2%	40,994
Other investment expenses	(1,983)	2%	(1,947)	71%	(2,761)	52%	(1,815)	–23%	(2,350)
Net investment income	25,413	16%	21,886	47%	46,409	20%	38,535	0%	38,644
Net realised gains/ (losses) on investments	10,115	726%	1,224	14%	8,477	72%	4,928	–45%	8,912
Net unrealised gains/ (losses) on investments	(984)	–128%	3,538	14%	25,388	805%	2,807	528%	447
Debt interest	(2,456)	–24%	(3,248)	50%	(6,530)	135%	(2,784)	37%	(2,030)
Total investment return	32,088	37%	23,400	32%	73,744	70%	43,486	–5%	45,973

Investment income (gross investment income less investment expenses) grew 16% to $25 million to 30 June 2003 compared to $22 million to 30 June 2002. June 2002 investment income was 47% of total 2002 investment income. Investment income increased 20% in 2002 to $46.4 million compared to $38.5 million for 2001. This increase was primarily due to positive operating cash flow and the additional capital injected in late 2001, offset by reductions in yield available in the market place for the bond portfolio which comprises the bulk of the Group's portfolio; see paragraph 13 of Part 1: Information on the Group. Investment income decreased 0.3% in 2001 to $38.5 million compared to $38.6 million for 2000. This decrease was primarily due to the negative cash flows arising from the catastrophe losses of 1999 paid and underwriting losses recorded in 1999, coupled with falling interest rates. These negative events were offset by the investment returns on the new capital injected in May 2000.

3.22.3 Investment Performance

The following yield table illustrates net investment income, net realised gains on investments, net realised and unrealised gains on investment instruments, and total return on investments for the six months ended 30 June 2003, and years ended 31 December 2002, 2001 and 2000 before debt interest expenses.

	Six months ended 30 June 2003	Year ended ended 31 December 2002	Year ended ended 31 December 2001	Year ended ended 31 December 2000
Investment income yield	4.35%	4.40%	5.10%	5.80%
Realised gains yield	1.60%	0.80%	0.60%	1.30%
Unrealised gains yield	–0.16%	2.20%	0.40%	0.10%
Total investment yield	5.79%	7.40%	6.10%	7.20%

The Group's investment portfolio consists of fixed income securities denominated in both US and foreign currencies. Accordingly, earnings will be affected by many factors including changes in interest rates and foreign currency exchange rates. The Group's investment guidelines currently permit the use of derivatives for foreign currency and interest rate hedging purposes. The Group does not currently utilise derivatives in connection with its investment portfolio.

The Group has retained BlackRock Financial Management, Inc. and Banc One Investment Advisors Corporation as investment managers for the Group's investment portfolios. The Group's investment strategy is discussed further in paragraph 13 of Part 1: Information on the Group.

The Group may experience fluctuations in the investment returns year on year as interest rates move. Whilst the Group trades its investment portfolio, its prime purpose is to broadly match the cash flows the Group will require to pay its loss reserves in terms of duration and currency.

The total investment return including realised and unrealised gains reduced to 8.5% of net premiums earned to June 2003 compared to 9.3% to 30 June 2002, 14.2% in 2002 and 12.1% and 15.3% respectively in 2001 and 2002 as set out in the table below. The influence of the total investment performance on the profit before tax has reduced as underwriting performance has improved.

3.22.4 Underwriting and Investment Contribution to Operating Profit and Profit before Tax

	Six months ended 30 June 2003		Six months ended 30 June 2002		Year ended 31 December 2002		Year ended 31 December 2001		Year ended 31 December 2000	
	$'000	% Net Premiums Earned	$'000	% Net Premiums Earned	$'000	% Net Premiums Earned	$'000	% Net Premiums Earned	$'000	% Net Premiums Earned
Net premiums earned	**377,532**		**253,109**		**518,051**		**360,281**		**301,365**	
Underwriting result	**11,053**	***2.9%***	**(5,264)**	***–2.1%***	**(18,791)**	***–3.6%***	**(77,256)**	***–21.4%***	**(95,867)**	***–31.8%***
Gross investment Income	*27,396*	*7.3%*	*23,833*	*9.4%*	*49,170*	*9.5%*	*40,350*	*11.2%*	*40,994*	*13.6%*
Other investment expenses	*(1,983)*	*–0.5%*	*(1,947)*	*–0.8%*	*(2,761)*	*–0.5%*	*(1,815)*	*–0.5%*	*(2,350)*	*–0.8%*
Net investment income	25,413	*6.7%*	21,886	*8.6%*	46,409	*9.0%*	38,535	*10.7%*	38,644	*12.8%*
Debt interest	(2,456)	*–0.7%*	(3,248)	*–1.3%*	(6,530)	*–1.3%*	(2,784)	*–0.8%*	(2,030)	*–0.7%*
Operating profit	**34,010**	**9.0%**	**13,374**	**5.3%**	**21,088**	**4.1%**	**(41,505)**	**–11.5%**	**(59,253)**	**–19.7%**
Net realised gains/(losses) on investments	10,115	*2.7%*	1,224	*0.5%*	8,477	*1.6%*	4,928	*1.4%*	8,912	*3.0%*
Net unrealised gains/(losses) on investments	(984)	*–0.3%*	3,538	*1.4%*	25,388	*4.9%*	2,807	*0.8%*	447	*0.1%*
Fluctuations in investment portfolio	9,131	*2.4%*	4,762	*1.9%*	33,865	*6.5%*	7,735	*2.1%*	9,359	*3.1%*
Total investment return	**32,088**	**8.5%**	**23,400**	**9.3%**	**73,744**	**14.2%**	**43,486**	**12.1%**	**45,973**	**15.3%**
Profit/(loss) before tax and claims equalisation provision	43,141	*11.5%*	18,136	*7.2%*	54,953	*10.6%*	(33,770)	*–9.4%*	(49,894)	*–16.6%*
Claims equalisation provision	(1,782)	*–0.5%*	(1,688)	*–0.7%*	(2,368)	*–0.5%*	—	—	—	—
Profit/(loss) before tax	41,359	*11.0%*	16,448	*6.5%*	52,585	*10.2%*	(33,770)	*–9.4%*	(49,894)	*–16.6%*

The operating profit (profit excluding realised, unrealised gains, and claims equalisation reserve expenses as a percentage of net premiums earned) is considered to be a prime measure of performance and as can be seen from the table above improved to 9.0% to 30 June 2003 compared to 5.3% to 30 June 2002 and 4.1%, –11.5% and –19.7% at each of the prior year ends, respectively. The underwriting result contributed a positive 2.9 points to this return to June 2003 whereas in previous periods it has been negative.

3.22.5 Debt Interest

Debt interest to 30 June 2003 was $2.5 million compared to $3.2 million to 30 June 2002. The reduction in debt expense was a result of the reduction of the applicable LIBOR rates between the two periods. Interest expense was $6.5 million in 2002 compared to $2.8 million in 2001 and $2.0 million in 2000. Interest on amounts outstanding under the credit facilities is charged at a rate according to applicable currency LIBOR rates designated as the British Bankers Association's interest settlement rate plus a margin of 0.625% (2001: 0.625%) in respect of the "A" loan component and 3.25% in respect of the "B" term loan component. The increase in interest expense in 2002 reflected the establishment of the B loan component in May 2001 as set out below.

For a discussion of the Group's credit facilities, see paragraph 6 of this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations.

3.22.6 Operating Profit

	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Operating profit/(loss) on ordinary activities	**41,359**	***151%***	**16,448**	***31%***	**52,585**	***-256%***	**(33,770)**	***32%***	**(49,894)**
Comprised									
Operating profit/(loss) including net investment income	**34,010**	*154%*	**13,374**	*63%*	**21,088**	*-151%*	**(41,505)**	*-30%*	**(59,253)**
Fluctuations in investment portfolio (realised and unrealised gains and losses)	9,131	*92%*	4,762	*14%*	33,865	*338%*	7,735	*-17%*	9,359
Movement in claims equalisation provisions	(1,782)	*6%*	(1,688)	*71%*	(2,368)	*nm*	—	—	—
Tax (charge)/credit on ordinary activities	(6,724)	*239%*	(1,986)	*-100%*	1,994	*-64%*	5,518	*-7%*	5,917
Profit/(loss) for the financial year/ period attributable to shareholders	**34,635**	***139%***	**14,462**	***26%***	**54,579**	***-293%***	**(28,252)**	***-36%***	**(43,977)**
Dividend payment to minority interests	—		—		—		—	*nm*	(1,000)
Retained profit/(loss) for the financial year/period	34,635	*139%*	14,462	*26%*	54,579	*-293%*	(28,252)	*-37%*	(44,977)
Foreign exchange gains/(losses), net	(2,901)	*nm*	2,235	*nm*	(445)	*nm*	(898)	*nm*	(442)
Total profit/(loss) recognised for the financial year/period	31,734	*90%*	16,697	*31%*	54,134	*-286%*	(29,150)	*-36%*	(45,419)
Income tax rate	16%		12%		-4%		16%		12%

Operating profit including net investment income increased 154% to $34 million to 30 June 2003 compared to $13 million to 30 June 2002. The Group made an operating profit in 2002 of $21.1 million compared to losses of $42 million and $59 million in 2001 and 2000 respectively.

Fluctuations in the investment portfolio comprising realised gains plus movements in unrealised gains contributed $9 million to operating profits to 30 June 2003 compared to $5 million to 30 June 2002. Fluctuation in the investment portfolio contributed $34 million in 2002, $8 million in 2001 and $9 million in 2000. The positive trend has been a function of the reduction in interest rates over the period. If interest rates increase the value of the portfolio will reduce. The Group invests its asset portfolio such that anticipated cash flows from the portfolio broadly match both the currency and duration of liabilities.

The tax rate charged during the period was 16% to 30 June 2003, 12% to 30 June 2002, –4% in 2002 (when the performance of Alea London allowed the Group to recognise further benefit in respect of some of its tax losses), 16% in 2001 and 12% in 2000.

Profit after tax to 30 June 2003 increased 139% to $35 million compared to $14 million to 30 June 2002. This increase was primarily due to the factors outlined above. The Group made losses in 2001 and 2000 of $28 million and $44 million respectively, again as outlined above. In 2000 the Group made a payment to minority preferred shareholders of $1 million until such shares were converted to new terms. See paragraph 15 of Part 10: Additional Information.

The Group experienced small exchange fluctuations in each period with $3 million to 30 June 2003 being the highest loss in comparison to a small exchange gain of $2 million for the period to 30 June 2002. These exchange fluctuations arise from the inter relationship of all the Group's assets and liabilities held in different currencies, the conversion of

Tranche A of the bank loan from Swiss Francs into US dollars and the consolidation of non-dollar subsidiary companies into US dollars at each period end.

4. Underwriting Results by Operating Segment

The Group's business is composed of four operating segments, consisting of Alea London, Alea Bermuda, Alea US (which includes both alternative risk insurance and treaty reinsurance units) and Alea Europe.

The following tables summarise the underwriting results and ratios for the Group's operating segments as at and for the six months ended 30 June 2003 and 30 June 2002, and years ended 31 December 2002, 2001 and 2000. Underwriting results are presented prior to intra group quota share adjustments, the impact of which is presented separately.

Six months ended 30 June 2003	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Gross premiums written	**379,412**	**(9,277)**	**231,087**	**170,606**	**771,828**
Outward reinsurance premiums	(41,502)	(9,171)	(53,634)	(23,037)	(127,344)
Net premiums written	337,910	(18,448)	177,453	147,569	644,484
Gross premiums earned	210,071	(137)	183,352	100,037	493,323
Net premiums earned	174,037	(5,260)	127,465	81,290	377,532
Claims incurred, net of reinsurance	(92,681)	(9,827)	(77,167)	(53,629)	(233,304)
Total net expenses comprise:					
Acquisition costs	*(42,226)*	*63*	*(29,732)*	*(14,919)*	*(86,814)*
Administrative expenses	*(16,401)*	*(4,537)*	*(8,836)*	*(8,931)*	*(38,705)*
Fee income	*396*	*801*	*28*	*176*	*1,401*
Other technical charges	*(3,188)*	*(354)*	—	*(5,515)*	*(9,056)*
Total net expenses	(61,419)	(4,027)	(38,540)	(29,189)	(133,175)
Underwriting result	19,937	(19,114)	11,758	(1,528)	11,053
	—	—	—	—	—
Claims incurred, net of reinsurance ratio	53.2%	−186.9%	60.5%	66.0%	61.8%
Expense ratio	35.3%	−76.6%	30.3%	35.9%	35.3%
Combined ratio	88.5%	−263.5%	90.8%	101.9%	97.1%
Specific contributors to underwriting result					
1999 & prior net developments	—	—	—	*(591)*	*(591)*
1986 & prior net developments	—	—	—	*(8,400)*	*(8,400)*
1999 Equus Re reinsurance arrangement	—	*(351)*	—	—	*(351)*
Specific contributors	—	(351)	—	(8,991)	(9,342)
Other underwriting result	19,937	(18,763)	11,758	7,463	20,395
Underwriting result	19,937	(19,114)	11,758	(1,528)	11,053
Impact of specific contributors to ratios					
Claims incurred, net of reinsurance ratio	—	*−6.7%*	—	*11.1%*	*2.5%*
Expense ratio	—	*0.0%*	—	*0.0%*	*0.0%*
Combined ratio	—	*−6.7%*	—	*11.1%*	*2.5%*
Other underwriting result ratios					
Claims incurred, net of reinsurance ratio	*53.2%*	*−180.2%*	*60.5%*	*54.9%*	*59.3%*
Expense ratio	*35.3%*	*−76.6%*	*30.3%*	*35.9%*	*35.3%*
Combined ratio	*88.5%*	*−256.8%*	*90.8%*	*90.8%*	*94.6%*

Six months ended 30 June 2002	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Gross premiums written	**228,183**	**50,819**	**143,545**	**113,237**	**535,784**
Outward reinsurance premiums	(45,425)	(10,909)	(41,956)	(24,160)	(122,450)
Net premiums written	182,758	39,910	101,589	89,077	413,334
Gross premiums earned	132,427	91,008	34,571	69,909	327,915
Net premiums earned	101,875	69,143	25,163	56,928	253,109
Claims incurred, net of reinsurance	(61,270)	(42,262)	(13,429)	(40,392)	(157,353)
Total net expenses comprise:					
Acquisition costs	*(23,003)*	*(26,023)*	*(6,485)*	*(10,594)*	*(66,105)*
Administrative expenses	*(13,780)*	*(4,439)*	*(6,574)*	*(8,646)*	*(33,439)*
Fee income	*5,859*	*210*	*609*	—	*6,678*
Other technical charges	*(2,953)*	*(330)*	*(0)*	*(4,871)*	*(8,154)*
Total net expenses	(33,877)	(30,582)	(12,450)	(24,111)	(101,020)
Underwriting result	6,728	(3,701)	(716)	(7,575)	(5,264)
Claims incurred, net of reinsurance ratio	60.1%	61.1%	53.4%	71.0%	62.2%
Expense ratio	33.3%	44.3%	49.4%	42.3%	39.9%
Combined ratio	93.4%	105.4%	102.8%	113.3%	102.1%
Specific contributors to underwriting result					
Catastrophes	(300)	39	—	203	(58)
1999 & prior net developments	—	—	—	(703)	(703)
1986 & prior net developments	—	—	—	—	—
Other specific reserve movements	—	—	—	(8,500)	(8,500)
1999 Equus Re reinsurance arrangement	—	(1,700)	—	—	(1,700)
Specific contributors	(300)	(1,661)	—	(9,000)	(10,961)
Other underwriting result	7,028	(2,040)	(716)	1,425	5,697
Underwriting result	6,728	(3,701)	(716)	(7,575)	(5,264)
Impact of specific contributors to ratios					
Claims incurred, net of reinsurance ratio	*0.3%*	*2.4%*	*0.0%*	*16.0%*	*4.4%*
Expense ratio	*0.0%*	*0.0%*	*0.0%*	*–0.2%*	*–0.1%*
Combined ratio	*0.3%*	*2.4%*	*0.0%*	*15.8%*	*4.3%*
Other underwriting result ratios					
Claims incurred, net of reinsurance ratio	*59.8%*	*58.7%*	*53.4%*	*55.0%*	*57.8%*
Expense ratio	*33.3%*	*44.3%*	*49.4%*	*42.5%*	*40.0%*
Combined ratio	*93.1%*	*103.0%*	*102.8%*	*97.5%*	*97.8%*

Year ended 31 December 2002	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Gross premiums written	**376,428**	**66,692**	**332,079**	**156,432**	**931,631**
Outward reinsurance premiums	(76,245)	(12,701)	(102,394)	(32,059)	(223,399)
Net premiums written	300,183	53,991	229,685	124,373	708,232
Gross premiums earned	278,535	110,136	120,303	165,054	674,028
Net premiums earned	220,885	85,325	79,382	132,459	518,051
Claims incurred, net of reinsurance	(108,997)	(53,053)	(48,923)	(110,881)	(321,854)
Total net expenses comprise:					
Acquisition costs	*(49,694)*	*(31,554)*	*(20,201)*	*(26,070)*	*(127,519)*
Administrative expenses	*(30,572)*	*(12,282)*	*(14,573)*	*(19,035)*	*(76,462)*
Fee income	*5,807*	*228*	—	*(364)*	*5,671*
Other technical charges	*(5,965)*	*(706)*	—	*(10,007)*	*(16,678)*
Total net expenses	(80,424)	(44,314)	(34,774)	(55,476)	(214,988)
Underwriting result	31,464	(12,042)	(4,315)	(33,898)	(18,791)
Claims incurred, net of reinsurance ratio	49.4%	62.2%	61.6%	83.7%	62.1%
Expense ratio	36.4%	51.9%	43.8%	41.9%	41.5%
Combined ratio	85.8%	114.1%	105.4%	125.6%	103.6%
Specific contributors to underwriting result					
Catastrophes	4,889	(1,068)	—	(17,397)	(13,576)
1999 & prior developments	—	—	—	(868)	(868)
1986 & prior developments	—	—	—	(8,720)	(8,720)
Other specific reserve movements	—	—	—	(8,500)	(8,500)
1999 Equus Re reinsurance arrangement	—	(3,414)	—	—	(3,414)
Specific contributors	4,889	(4,482)	—	(35,485)	(35,078)
Other underwriting result	26,575	(7,560)	(4,315)	1,587	16,287
Underwriting result	31,464	(12,042)	(4,315)	(33,898)	(18,971)
Impact of specific contributors to ratios					
Claims incurred, net of reinsurance ratio	*–1.0%*	*5.9%*	*0.0%*	*26.6%*	*7.3%*
Expense ratio	*–0.9%*	*–0.8%*	*0.0%*	*0.2%*	*–0.5%*
Combined ratio	*–1.9%*	*5.1%*	*0.0%*	*26.8%*	*6.8%*
Other underwriting result ratios					
Claims incurred, net of reinsurance ratio	*50.4%*	*56.3%*	*61.6%*	*57.1%*	*54.8%*
Expense ratio	*37.3%*	*52.7%*	*43.8%*	*41.7%*	*42.0%*
Combined ratio	*87.7%*	*109.0%*	*105.4%*	*98.8%*	*96.8%*

Year ended 31 December 2001	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Gross premiums written	**190,525**	**168,003**	**30**	**134,623**	**493,181**
Outward reinsurance premiums	(84,258)	(43,230)	(30)	(40,126)	(167,644)
Net premiums written	106,267	124,773	—	94,497	325,537
Gross premiums earned	189,713	145,659	288	181,459	517,119
Net premiums earned	110,982	110,774	—	138,525	360,281
Claims incurred, net of reinsurance	(86,803)	(68,729)	120	(110,842)	(266,254)
Total net expenses comprise:					
Acquisition costs	*(33,679)*	*(35,463)*	*172*	*(36,969)*	*(105,939)*
Administrative expenses	*(23,810)*	*(18,853)*	—	*(15,817)*	*(58,480)*
Fee income	*6,803*	*1,635*	*2*	—	*8,440*
Other technical charges	*(5,479)*	*(640)*	—	*(9,185)*	*(15,304)*
Total net expenses	(56,165)	(53,321)	174	(61,971)	(171,283)
Underwriting result	(31,986)	(11,276)	294	(34,288)	(77,256)
Claims incurred, net of reinsurance ratio	78.3%	62.0%		80.0%	73.9%
Expense ratio	50.6%	48.2%		44.8%	47.5%
Combined ratio	128.9%	110.2%		124.8%	121.4%
Specific contributors to underwriting result					
Catastrophes	(28,021)	(1,699)	—	(4,775)	(34,495)
1999 & prior net developments	—	—	—	(3,760)	(3,760)
1986 & prior net developments	—	—	—	—	—
Other specific reserve movements	—	—	—	—	—
1999 Equus Re reinsurance arrangement	—	(8,906)	—	—	(8,906)
Specific factors	(28,021)	(10,605)	—	(8,535)	(47,161)
Other underwriting result	(3,965)	(671)	294	(25,753)	(30,095)
Underwriting result	(31,986)	(11,276)	294	(34,288)	(77,256)
Impact of specific contributors to ratios					
Claims incurred, net of reinsurance ratio	*19.9%*	*9.0%*	—	*6.3%*	*11.5%*
Expense ratio	*5.8%*	*0.6%*	—	*–0.2%*	*1.9%*
Combined ratio	*25.7%*	*9.6%*	—	*6.1%*	*13.4%*
Other underwriting result ratios					
Claims incurred, net of reinsurance ratio	*58.4%*	*53.0%*	—	*73.7%*	*62.4%*
Expense ratio	*44.8%*	*47.6%*	—	*45.0%*	*45.6%*
Combined ratio	*103.2%*	*100.6%*	—	*118.7%*	*108.0%*

Year ended 31 December 2000	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Gross premiums written	**102,298**	**103,269**	**2,555**	**313,674**	**521,796**
Outward reinsurance premiums	(10,367)	(11,899)	(2,455)	(165,890)	(190,611)
Net premiums written	91,931	91,370	100	147,784	331,185
Gross premiums earned	75,563	72,451	2,555	336,825	487,394
Net premiums earned	48,554	66,349	100	186,362	301,365
Claims incurred, net of reinsurance	(34,947)	(55,389)	(111)	(140,496)	(230,943)
Total net expenses comprise:					
Acquisition costs	(17,075)	(24,576)	—	(78,706)	(120,357)
Administrative expenses	(20,496)	(17,455)	—	(14,296)	(52,247)
Fee income	5,839	1,029	—	(0)	6,868
Other technical charges	(730)	(470)	—	647	(553)
Total net expenses	(32,462)	(41,472)	—	(92,355)	(166,289)
Underwriting result	(18,855)	(30,512)	(11)	(46,489)	(95,867)
Claims incurred, net of reinsurance ratio	72.0%	83.5%	110.7%	75.4%	76.6%
Expense ratio	66.8%	62.5%	0.0%	49.5%	55.2%
Combined ratio	138.8%	146.0%	110.7%	124.9%	131.8%
Specific contributors to underwriting result					
Catastrophes	—	—	—	(9,000)	(9,000)
1999 & prior net developments	—	—	—	(17,169)	(17,169)
1986 & prior net developments	—	—	—	—	—
Other specific reserve movements	—	—	—	9,185	9,185
1999 Equus Re reinsurance arrangement	—	(11,596)	—	—	(11,596)
Specific contributors	—	(11,596)	—	(16,984)	(28,580)
Other underwriting result	(18,855)	(18,916)	(11)	(29,505)	(67,287)
Underwriting result	(18,855)	(30,512)	(11)	(46,489)	(95,867)
Impact of specific contributors to ratios					
Claims incurred, net of reinsurance ratio	0.0%	17.5%	0.0%	14.0%	12.5%
Expense ratio	0.0%	0.0%	0.0%	− 4.9%	− 3.0%
Combined ratio	0.0%	17.5%	0.0%	9.1%	9.5%
Other underwriting result ratios					
Claims incurred, net of reinsurance ratio	72.0%	66.0%	110.7%	61.4%	64.1%
Expense ratio	66.8%	62.5%	0.0%	54.4%	58.2%
Combined ratio	138.8%	128.5%	110.7%	115.8%	122.3%

The following tables show the movement in net premiums earned and underwriting result before and after the intra group reinsurance arrangements. Intra group reinsurance arrangements are organised in different proportions for each underwriting year. Consequently the impact of the arrangements in each financial year will depend on the proportion of individual underwriting year premiums earned in any single financial year.

At 30 June 2003, intra group reinsurance reflected the 35% quota share of Alea London business to Alea Europe, the 70% quota share of Alea North America to Alea Bermuda and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out below:

Impact of intra group reinsurance	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Six months ended 30 June 2003					
Net premiums earned	174,037	(5,260)	127,465	81,290	377,532
Intra group reinsurance	(60,672)	89,488	(85,945)	57,129	—
Net premiums earned after intra group reinsurance	113,365	84,228	41,520	138,419	377,532
Underwriting result excluding other technical charges					
Before intra group reinsurance	19,937	(19,114)	11,758	(1,528)	11,053
After intra group reinsurance	11,833	(17,827)	5,393	11,654	11,053
Combined ratio before intra group reinsurance	88.5%	-263.5%	90.8%	101.9%	97.1%
Combined ratio after intra group reinsurance	89.6%	121.2%	87.0%	91.6%	97.1%

At 30 June 2002, intra group reinsurance reflected the 35% quota share of Alea London business to Alea Europe, the 70% quota share of Alea North America to Alea Bermuda and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out below:

Impact of intra group reinsurance	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Six months ended 30 June 2002					
Net premiums earned	101,875	69,143	25,163	56,928	253,109
Intra group reinsurance	(34,035)	25,378	(17,614)	26,271	—
Net premiums earned after intra group reinsurance	67,840	94,521	7,549	83,199	253,109
Underwriting result excluding other technical charges					
Before intra group reinsurance	6,728	(3,701)	(716)	(7,575)	(5,264)
After intra group reinsurance	3,532	(7,176)	(1,576)	(44)	(5,264)
Combined ratio before intra group reinsurance	93.4%	105.4%	102.8%	113.3%	102.1%
Combined ratio after intra group reinsurance	94.8%	107.6%	120.9%	100.1%	102.1%

For the twelve-month period to 31 December 2002, intra group reinsurance reflected the 35% quota share of Alea London business to Alea Europe, the 70% quota share of Alea North America to Alea Bermuda and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out below:

Impact of intra group reinsurance	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Year ended 31 December 2002					
Net premiums earned	220,885	85,325	79,382	132,459	518,051
Intra group reinsurance	(75,604)	75,030	(55,567)	56,141	—
Net premiums earned after intra group reinsurance	145,281	160,355	23,815	188,600	518,051
Underwriting result excluding other technical charges					
Before intra group reinsurance	31,464	(12,042)	(4,315)	(33,898)	(18,791)
After intra group reinsurance	15,696	(13,284)	(8,048)	(13,155)	(18,791)
Combined ratio before intra group reinsurance	85.8%	114.1%	105.4%	125.6%	103.6%
Combined ratio after intra group reinsurance	89.2%	108.3%	133.8%	107.0%	103.6%

For the twelve-month period to 31 December 2001, intra group reinsurance reflected the 35% quota share of Alea London business to Alea Europe and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out below:

Impact of intra group reinsurance	**Alea London $'000**	**Alea Bermuda $'000**	**Alea US $'000**	**Alea Europe $'000**	**Total $'000**
Year ended 31 December 2001					
Net premiums earned	110,982	110,774	—	138,525	360,281
Intra group reinsurance	(23,760)	36,013	—	(12,253)	—
Net premiums earned after intra group reinsurance	87,222	146,787	—	126,272	360,281
Underwriting result excluding other technical charges					
Before intra group reinsurance	(31,986)	(11,276)	294	(34,288)	(77,256)
After intra group reinsurance	(26,580)	(19,576)	294	(31,394)	(77,256)
Combined ratio before intra group reinsurance	128.9%	110.2%	—	124.8%	121.4%
Combined ratio after intra group reinsurance	130.5%	113.3%	—	124.9%	121.4%

For the twelve-month period to 31 December 2000, intra group reinsurance reflected the 50% quota share of certain 1999 business from Alea Europe to Alea Bermuda as set out below:

Impact of intra group reinsurance	Alea London $'000	Alea Bermuda $'000	Alea US $'000	Alea Europe $'000	Total $'000
Year ended 31 December 2000					
Net premiums earned	48,554	66,349	100	186,362	301,365
Intra group reinsurance	—	103,549	—	(103,549)	—
Net premiums earned after intra group reinsurance	48,554	169,898	100	82,813	301,365
Underwriting result excluding other technical charges					
Before intra group reinsurance	(18,855)	(30,512)	(11)	(46,489)	(95,867)
After intra group reinsurance	(18,855)	(54,200)	(11)	(22,801)	(95,867)
Combined ratio before intra group reinsurance	138.8%	146.0%	110.7%	124.9%	131.8%
Combined ratio after intra group reinsurance	138.8%	131.9%	110.7%	127.5%	131.8%

5. Segmental comparison of Consolidated Results of Operations for six months ended 30 June 2003 and 30 June 2002 and years ended 31 December 2002, 31 December 2001 and 31 December 2000

5.1 Alea London

Before internal quota shares	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Gross premiums written	**379,412**	**66%**	**228,183**	**61%**	**376,428**	**98%**	**190,525**	**86%**	**102,298**
Outward reinsurance premiums	(41,502)	−9%	(45,425)	60%	(76,245)	−10%	(84,258)	713%	(10,367)
Net premiums written	337,910	85%	182,758	61%	300,183	182%	106,267	16%	91,931
Gross premiums earned	210,071	59%	132,427	48%	278,535	47%	189,713	151%	75,563
Net premiums earned	174,037	71%	101,875	46%	220,885	99%	110,982	129%	48,554
Claims incurred, net of reinsurance	(92,681)	51%	(61,270)	56%	(108,997)	26%	(86,803)	148%	(34,947)
Total net expenses comprise:									
Acquisition expenses	*(42,226)*	84%	*(23,003)*	46%	*(49,694)*	48%	*(33,679)*	97%	*(17,075)*
Administrative expenses	*(16,401)*	19%	*(13,780)*	45%	*(30,572)*	28%	*(23,810)*	16%	*(20,496)*
Fee income	*396*	−93%	*5,859*	101%	*5,807*	−15%	*6,803*	17%	*5,839*
Other technical charges	*(3,188)*	8%	*(2,953)*	50%	*(5,965)*	9%	*(5,479)*	650%	*(730)*
Total net expenses	(61,419)	81%	(33,877)	42%	(80,424)	43%	(56,165)	73%	(32,462)
Underwriting result	19,937	196%	6,728	21%	31,464	−198%	(31,986)	70%	(18,855)
Claims incurred, net of reinsurance ratio	53.2%		60.1%		49.4%		78.3%		72.0%
Expense ratio	35.3%		33.3%		36.4%		50.6%		66.8%
Combined ratio	88.5%		93.4%		85.8%		128.9%		138.8%
Specific contributors to underwriting result									
Catastrophes	—		(300)		4,889		(28,021)		—
Specific contributors	—		(300)		4,889		(28,021)		—
Other underwriting result	19,937		7,028		26,575		(3,964)		(18,855)
Underwriting result	19,937		6,728		31,464		(31,985)		(18,855)
Impact of specific contributors to ratios									
Claims incurred, net of reinsurance ratio	0.0%		0.3%		−1.0%		19.9%		0.0%
Expense ratio	0.0%		0.0%		−0.9%		5.8%		0.0%
Combined ratio	0.0%		0.3%		−1.9%		25.7%		0.0%
Other underwriting result ratios									
Claims incurred, net of reinsurance ratio	53.2%		59.8%		50.4%		58.4%		72.0%
Expense ratio	35.3%		33.3%		37.3%		44.8%		66.8%
Combined ratio	88.5%		93.1%		87.7%		103.2%		138.8%
Acquisition expenses	24.3%		22.6%		22.5%		30.3%		35.1%
Administrative expenses	9.4%		13.6%		13.8%		21.5%		42.2%
Fee income	−0.2%		−5.8%		−2.6%		−6.1%		−12.0%
Other technical charges	1.8%		2.9%		2.7%		4.9%		1.5%
Expense ratio	35.3%		33.3%		36.4%		50.6%		66.8%

Gross premiums written in the six-month period to 30 June 2003 increased 66% to $379 million compared to $228 million to June 2002. Gross premiums written to 30 June 2002 were 61% of 2002 gross premiums written. Gross premiums written increased 98% in 2002 to $376 million compared to $191 million for 2001. The growth in both 2003 and 2002 reflected the focus on excess and surplus lines and the growth of premium arising from the Bristol West Quota Share Reinsurance Agreement (details of which appear in paragraph 20 of Part 10: Additional Information).

During 1999, the Group set up a contact office in London, which made referrals to Alea Europe, which resulted in gross premiums for Alea Europe in that year of $62 million, and for the first half of 2000 of $56 million.

The prime purpose of the acquisition of Imperial was to provide the Group with UK insurance and reinsurance licences and a platform to develop the UK operations. The Group undertook a review of the extant book of London business and new business was renewed only if it met the Group's underwriting guidelines. Due diligence of Imperial commenced in the summer of 1999, though the transaction was not closed until July 2000. This due diligence process

itself gave rise to reserve strengthening, mainly related to the primarily short-tail account written in London for the 1997–1999 underwriting years. Imperial changed its name to Alea London Limited on 29 August 2000. As a result of the Group's due diligence, Imperial decided to restructure its business at the end of 1999 and thus its 2000 premiums before the acquisition reduced compared to the previous year.

Following the acquisition of Imperial, $42 million of business was achieved in the second half of the year. Together with referrals to Alea Europe, the Alea London segment achieved $102 million of business in 2000, compared to the previous $62 million introduced to Alea Europe by the London contact office. The 2000 referred business was reinsured back to Alea London following the acquisition of Imperial. Alea Jersey, part of the Alea London segment, underwrote $4 million of gross premiums written in 2000.

In total, Alea London had gross premiums written of $137 million in 2000. $39 million of this was pre-acquisition gross premium, which is therefore not included within the gross premiums written set out above. Gross premiums written in 2000 in London includes $19.9 million in respect of a workers' compensation contract with significant premium generated in California. This contract was also underwritten in 1999 ($19.2 million). Loss experience in workers' compensation business in California during this period has not been satisfactory and the Group increased its loss reserves in respect of this business in both 2001 and 2002. The contract was not renewed in 2001.

Gross premiums written increased 86% in 2001 to $190 million compared to $102 million in 2000, and 39% compared to the total $140 million for 2000 once these pre-acquisition premiums are taken into consideration.

Net premiums written to 30 June 2003 increased 85% to $338 million compared to $183 million to June 2002. Net premiums written to June 2002 were 61% of 2002 total net premiums written.

Net premiums written increased 182% in 2002 to $300 million compared to $106 million for the same period in 2001. Net premiums written increased 16% in 2001 to $106 million compared to $92 million for the same period in 2000. Net premiums written in 2001 are after deducting $14.5 million cost of reinstatement premiums for the catastrophe losses suffered in 2001. In 2002, following a reassessment of gross catastrophe losses primarily related to the September 11 Event; the Alea London segment was able to reduce its provision for reinstatement premiums by $5.4 million. The growth in net premiums written in 2002 and 2001 was 144% and 31% respectively before taking into consideration this catastrophe reinstatement premium.

Net premiums earned for the six months ended 30 June 2003 increased 71% to $174 million compared to $102 million to June 2002. Net premiums earned to 30 June 2002 were 46% of 2002 net premiums earned.

Net premiums earned increased 99% in 2002 to $221 million compared to $111 million for 2001. Net premiums earned increased 129% in 2001 compared to $49 million for 2000. The growth in net premiums earned in 2002 and 2001 excluding the impact of the reinstatement premiums for catastrophe losses was 72% and 158% in 2002 and 2001 respectively. The high growth rate achieved in 2001 reflected the factors outlined above.

Claims incurred, net of reinsurance to 30 June 2003 increased 51% to $93 million compared to $61 million in 2002. Claims incurred, net of reinsurance to 30 June 2002 were 56% of the 2002 claims incurred, net of reinsurance. The claims incurred, net of reinsurance ratio to net premiums earned was 53.2% to 30 June 2003 compared to 60.1% to 30 June 2002. The claims incurred, net of reinsurance ratio was 49.4% in 2002, 78.3% in 2001 and 72.0% in 2000. The high ratio in 2000 was primarily the result of the premiums earned from the business underwritten by Imperial before acquisition which the Group took into consideration when assessing the overall value of the acquisition. Most of this business was non-renewed as it did not meet the Group's underwriting guidelines.

The claims incurred, net of reinsurance ratio exclusive of catastrophe losses was also 53.2% to June 2003 (as there were no losses determined by the Group to be catastrophes) compared to claims incurred, net of reinsurance ratios of 59.8% to 30 June 2002 and 50.4% in 2002, 58.4% in 2001 and 72.0% in 2000 (when there were also no losses determined to be catastrophes in the segment).

The increase in loss ratio in 30 June 2003 compared to 31 December 2002 is primarily a function of business mix, in particular the growth of premiums under the Bristol West Quota Share Reinsurance Agreement (details of which appear in paragraph 20.15 of Part 10: Additional Information) which has relatively high loss ratios but relatively low volatility and thus earns the Group a reduced return at lower risk than some of the other classes of business. The Bristol West Quota Share Reinsurance Agreement was 44% of gross premiums written to 30 June 2003, 17% to 31 December 2002 and 26% to 30 June 2002. The ratio at 30 June of each period is distorted because the contract incepts at 1 January each year and 100% is recorded as written in January, thus the ratio will gradually go down during each year as other business is underwritten. The contract contributed 25% of gross premiums earned to 30 June 2003 and 15% to 30 June 2002 and 31 December 2002. The Directors believe that the contract contributes relatively low but stable earnings under a wide range of scenarios, adding $1.6 million to the 30 June 2003 underwriting result and $1.3 million and $600,000 to 31 December 2002 and 30 June 2002, respectively. In addition, Alea London earns

investment income on positive cash flows under the contract. Cumulative positive cash flow to June 2003 was $46 million.

Claims incurred, net of reinsurance increased 26% in 2002 to $109 million compared to $87 million for 2001. Claims incurred in 2001 included $28.0 million in respect of catastrophe losses. There were no catastrophe losses in the first six months of 2003 or in 2002 and 2000. Alea London recorded an increase of $0.5 million of net catastrophe loss reserves in respect of the three identified catastrophe losses, the September 11 Event, Toulouse and Petrobras in 2002.

Overall catastrophe losses reduced the claims incurred, net of reinsurance to net premiums earned ratio in 2002 to 49.4% from 50.4% and increased the claims incurred, net of reinsurance ratio in 2001 loss ratio to 78.3% from 58.4% in 2001. The low loss ratio in 2002 primarily reflected the lack of catastrophe losses on the property catastrophe portfolio. The improving trend, exclusive of the catastrophe losses, reflects the diminishing influence of the discontinued Imperial portfolio over the period, coupled with improving original rates on the portfolio underwritten as market conditions hardened, particularly in 2002.

On the closing of the Imperial transaction, the Group reinforced the reserve strengthening of the Imperial business by entering into the OPL Adverse Development Cover (details of which appear in paragraph 11.7.1 of Part 1: Information on the Group). As at 31 December 2000 the total bad debt provision for Imperial was $12.7 million, of which $0.8 million was recoverable under this contract. This transaction formed part of the closing of the acquisition and was therefore treated as pre-acquisition in the 2000 financial statements. At 31 December 2000 the Group had utilised $75 million of the protection available, which increased to $83.5 million at 31 December 2001. There have been immaterial changes to the utilisation in each period since that date, with total utilisation of $83.9 million by June 2003. Paid claims had exceeded the aggregate excess point under the contract by 30 June 2003 such that $12.1 million of reinsurance recoveries were made reducing the funds withheld under the contract by the same amount.

Acquisition expenses to 30 June 2003 increased 84% to $42 million compared to $23 million to 30 June 2002. Acquisition expenses to 30 June 2002 were 46% of 2002 acquisition expenses. Acquisition expenses increased 48% in 2002 to $50 million compared to $34 million for 2001 and $17 million in 2000. The ratio of acquisition expense to net premiums earned was 24.3% to 30 June 2003 compared to 22.6% to 30 June 2002 and 22.5% in 2002. The increase in 2003 is a result of the growth in the casualty excess and surplus lines portfolio. Net premiums earned in 2002, 2001 and 2000 included diminishing amounts in respect of business underwritten by the Tunis, Bahrain and Malaysia offices. These branch offices were placed in run-off in 2002. As this business typically attracts high brokerage, the ratios improved as the influence of this portfolio decreased. In addition the Group commenced underwriting non-proportional catastrophe business, which typically attracts lower brokerage and commission. Thus the ratio followed an improving trend from 35.1% in 2000 to 30.3% in 2001 and 22.5% in 2002, as the influence of the Imperial portfolio on earnings reduced and the influence of the Bristol West Quota Reinsurance Agreement, which has a 17% commission ratio, increased.

Administrative expenses to 30 June 2003 increased 19% to $16 million compared to $14 million to 30 June 2002. Administrative expenses to 30 June 2002 were 45% of 2002 administrative expenses. Administrative expenses increased 28% in 2002 to $31 million compared to $24 million for 2001 and $20 million in 2000. The Group adopted a strategy of putting in place infrastructure and people in order to enable it to take advantage of anticipated hard market conditions. Thus it commenced operations with a high expense base in 2000. 2000 was also adversely impacted by $1.3 million redundancy expense connected with the acquisition. The ratio of administrative expenses to net premiums earned improved rapidly from 42.2% in 2000, to 21.5% in 2001, 13.8% in 2002 and 9.4% to 30 June 2003 as premiums already written start to be reflected in premiums earned.

Fee income was approximately $6 million in each of the three years 2000 to 2002 and is derived from the Alea Jersey and Alea Global Risk operations. It is anticipated that fee income will have a reduced impact on the Alea London results in the future. Other technical charges primarily represent funds withheld interest allocated to the OPL Adverse Development Cover.

5.2 Alea Bermuda

Before internal quota shares	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Gross premiums written	**(9,277)**	***–118%***	**50,819**	***76%***	**66,692**	***–60%***	**168,003**	***63%***	**103,269**
Outward reinsurance premiums	(9,171)	*–16%*	(10,909)	*86%*	(12,701)	*–71%*	(43,230)	*263%*	(11,899)
Net premiums written	(18,448)	*–146%*	39,910	*74%*	53,991	*–57%*	124,774	*37%*	91,370
Gross premiums earned	(137)	*–100%*	91,008	*83%*	110,136	*–24%*	145,659	*101%*	72,451
Net premiums earned	(5,260)	*–108%*	69,143	*81%*	85,325	*–23%*	110,774	*67%*	66,349
Claims incurred, net of reinsurance	(9,827)	*–77%*	(42,262)	*80%*	(53,053)	*–23%*	(68,729)	*24%*	(55,389)
Total net expenses comprise:									
Acquisition expenses	*63*	*–100%*	*(26,023)*	*82%*	*(31,554)*	*–11%*	*(35,463)*	*44%*	*(24,576)*
Administrative expenses	*(4,537)*	*2%*	*(4,439)*	*36%*	*(12,282)*	*–35%*	*(18,853)*	*8%*	*(17,455)*
Fee income	*801*	*281%*	*210*	*92%*	*228*	*–86%*	*1,635*	*59%*	*1,029*
Other technical charges	*(354)*	*7%*	*(330)*	*47%*	*(706)*	*10%*	*(640)*	*36%*	*(470)*
Total net expenses	(4,027)	*–87%*	(30,582)	*69%*	(44,314)	*–17%*	(53,321)	*29%*	(41,472)
Underwriting result	(19,114)	*416%*	(3,701)	*31%*	(12,042)	*7%*	(11,276)	*–63%*	(30,512)
Claims incurred, net of reinsurance ratio	*–186.9%*		*61.1%*		*62.2%*		*62.0%*		*83.5%*
Expense ratio	*–76.6%*		*44.3%*		*51.9%*		*48.2%*		*62.5%*
Combined ratio	*–263.5%*		*105.4%*		*114.1%*		*110.2%*		*146.0%*
Significant contributors to underwriting result									
Catastrophes	—		*39*		*(1,068)*		*(1,699)*		—
Equus Re reinsurance agreement	*(351)*		*(1,700)*		*(3,414)*		*(8,906)*		*(11,596)*
Significant contributors	*(351)*		*(1,661)*		*(4,482)*		*(10,605)*		*(11,596)*
Other underwriting result	(18,763)		(2,040)		(7,560)		(671)		(18,916)
Underwriting result	(19,114)		(3,701)		(12,042)		(11,276)		(30,512)
Impact of significant contributors to ratios									
Claims incurred, net of reinsurance ratio	*–6.7%*		*2.4%*		*5.9%*		*9.0%*		*17.5%*
Expense ratio	*0.0%*		*0.0%*		*–0.8%*		*0.6%*		*0.0%*
Combined ratio	*–6.7%*		*2.4%*		*5.1%*		*9.6%*		*17.5%*
Other underwriting result ratios									
Claims incurred, net of reinsurance ratio	*–180.2%*		*58.7%*		*56.3%*		*53.0%*		*66.0%*
Expense ratio	*–76.6%*		*44.3%*		*52.7%*		*47.6%*		*62.5%*
Combined ratio	*–256.8%*		*103.0%*		*109.0%*		*100.6%*		*128.5%*
Acquisition expenses	*1.2%*		*37.7%*		*37.0%*		*32.0%*		*37.0%*
Administrative expenses	*–86.3%*		*6.4%*		*14.4%*		*17.1%*		*26.3%*
Fee income	*15.2%*		*–0.3%*		*–0.3%*		*–1.5%*		*–1.5%*
Other technical charges	*–6.7%*		*0.5%*		*0.8%*		*0.6%*		*0.7%*
Expense ratio	*–76.6%*		*44.3%*		*51.9%*		*48.2%*		*62.5%*

Alea Bermuda reported negative gross premiums written, net premiums written and net premiums earned to 30 June 2003 of $9 million, $18 million and $5 million, compared to positive gross premiums written of $51 million, $40 million net premiums written and $69 million net premiums earned to 30 June 2002. The negative premium to 30 June 2003 was caused by the reassessment of the expected ultimate premiums of the prior year portfolio underwritten through

the Lumbermens arrangements outlined in paragraphs 20.8 and 20.9 of Part 10: Additional Information. Such fluctuations are a normal part of the reassessment of premiums in each period and would not usually be identified as separate items because the new business being underwritten in the same entity would more than offset any changes (positive or negative) on prior years. In this instance, because the Lumbermens arrangement has come to an end, there is insufficient replacement premium to offset these adjustments.

Gross premiums written decreased 60% in 2002 to $67 million compared to $168 million for 2001. This decrease reflected the ending of the Lumbermens arrangement. Gross premiums written increased 63% in 2001 to $168 million compared to $103 million for 2000.

On 3 December 1999, the Group acquired the assets and underwriting operations of Equus Re from the Kemper Group of companies as part of the Lumbermens transaction. A description of this acquisition is set out in paragraphs 20.8 and 20.9 of Part 10: Additional Information.

As part of the Lumbermens transaction, Alea North America Company (which absorbed Equus Re) operated as a reinsurance intermediary manager for Lumbermens. Under this arrangement a substantial amount of reinsurance business with effective dates between 1 October 1999 and 31 December 2001 was underwritten by Alea US on behalf of Lumbermens. The business was then reinsured to Alea Bermuda. Approximately 40% of the in-force portfolio acquired under the Equus Re transaction was renewed. The Group considered that the remainder did not meet its underwriting guidelines and was therefore not renewed. In 2000, $81 million of reinsurance premiums were ceded by Lumbermens to Alea Bermuda. An additional $22 million of gross premiums were generated by Alea Bermuda from other sources.

Net premiums written decreased 57% in 2002 to $54 million compared to $125 million for the same period in 2001. Net premiums written increased 37% in 2001 compared to $91 million for the same period in 2000. Net premiums earned decreased 23% in 2002 to $85 million compared to $111 million for 2001. Net premiums earned increased 67% in 2001 compared to $66 million for 2000. All of these developments were for the same reasons outlined above.

Claims incurred, net of reinsurance decreased 23% in 2002 to $53 million compared to $69 million for 2001. Claims incurred, net of reinsurance increased 24% in 2001 from $55 million for 2000.

The claims incurred, net of reinsurance ratio to net premiums earned is not meaningful to 30 June 2003 because of the negative premiums generated in that period. The claims incurred, net of reinsurance ratio to net premiums earned was 61.2% to 30 June 2002 and 62.2% in 2002 compared to 62.0% in 2001 and 83.5% in 2000. Alea Bermuda suffered a $1 million loss in 2002 and $1.7 million loss in 2001 in respect of the September 11 Event.

The terms of the Lumbermens transaction significantly limited the underwriting exposure faced by Alea Bermuda such that the contract did not meet the requirements of reinsurance accounting and thus the value of the in-force portfolio acquired was instead deposit-accounted as already described. The total expense related to the arrangement was $0.3 million to 30 June 2003, $1.7 million to 30 June 2002, $3.4 million in 2002, $8.9 million in 2001 and $11.6 million in 2000 and contributed 5.9%, 9.0% and 17.5% to the Alea Bermuda loss ratios for 2002, 2001 and 2000 respectively. The notional investment return of 6% on the assets held to support these liabilities included within the total investment return was $0.4 million to 30 June 2003, $1.2 million to 30 June 2002, $2.2 million in 2002, $3.8 million in 2001 and $3.6 million in 2000.

Acquisition expense decreased 11% in 2002 to $32 million compared to $35 million for 2001. This decrease was primarily due to the reduction in premium volume. Acquisition expenses increased 44% in 2001 to $35 million compared to $25 million for 2000. This increase was primarily due to growth in the premium volume.

Administrative expenses increased 2% to 30 June 2003 to $4.5 million compared to $4.4 million to 30 June 2002. Administrative expenses to 30 June 2002 were 36% of 2002 administrative expense. Administrative expenses decreased 35% in 2002 to $12 million compared to $19 million for 2001. 2001 included restructuring expenses relating to earlier acquisitions and as premiums decreased, less of the Group's internal expense was allocated to these arrangements. Acquisition expenses increased 8% in 2001 to $19 million compared to $17 million for 2000. This relatively low increase compared to the growth in premium volume reflected the fact that a large part of the infrastructure was put into place as part of the Lumbermens transaction in 1999, thus reducing the need for further recruitment in 2000 and 2001.

5.3 Alea US

Before internal quota shares	Six months ended June 2003 $'000	June 2003/ June 2002 %	Six months ended June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	Year ended 31 December 2001 $'000	Year ended 31 December 2000 $'000
Gross premiums written	**231,087**	***61%***	**143,545**	***43%***	**332,079**	**30**	**2,555**
Outward reinsurance premiums	(53,634)	*28%*	(41,956)	*41%*	(102,394)	(30)	(2,455)
Net premiums written	177,453	*75%*	101,589	*44%*	229,685	—	100
Gross premiums earned	183,352	*430%*	34,571	*29%*	120,303	288	2,555
Net premiums earned	127,465	*407%*	25,163	*32%*	79,382	—	100
Claims incurred, net of reinsurance	(77,167)	*475%*	(13,429)	*27%*	(48,923)	120	(111)
Total net expenses comprise:							
Acquisition expenses	*(29,732)*	*358%*	*(6,485)*	*32%*	*(20,201)*	*172*	—
Administrative expenses	*(8,836)*	*34%*	*(6,574)*	*45%*	*(14,573)*	—	—
Fee income	*28*	*−95%*	*609*		—	*2*	—
Other technical charges	—	—	—	—	—	—	—
Total net expenses	(38,540)	*210%*	(12,450)	*36%*	(34,774)	174	—
Underwriting result	11,758	*nm*	(716)	*17%*	(4,315)	294	(11)
Claims incurred, net of reinsurance ratio	*60.5%*		*53.4%*		*61.6%*		*110.7%*
Expense ratio	*30.3%*		*49.4%*		*43.8%*		*0.0%*
Combined ratio	*90.8%*		*102.8%*		*105.4%*		*110.7%*
Acquisition expenses	*23.4%*		*25.7%*		*25.4%*		*0.0%*
Administrative expenses	*6.9%*		*26.1%*		*18.4%*		*0.0%*
Fee income	*0.0%*		*−2.4%*		*0.0%*		*0.0%*
Other technical charges	*0.0%*		*0.0%*		*0.0%*		*0.0%*
Expense ratio	*30.3%*		*49.4%*		*43.8%*		*0.0%*

Gross premiums written to 30 June 2003 increased 61% to $231 million compared to $144 million to 30 June 2002. Gross premiums written to 30 June 2002 were 43% of 2002 gross premiums written. The Group commenced underwriting in North America in 2002 following the expiry of the Lumbermens arrangement.

Net premiums earned increased 407% to $127 million compared to $25 million to 30 June 2002. Net premiums earned were $79 million in 2002. Net premiums earned to 30 June 2002 were 32% of 2002 net premiums earned.

Claims incurred, net of reinsurance increased 475% to $77 million to 30 June 2003 compared to $13 million to 30 June 2002. Claims incurred, net of reinsurance were $49 million in 2002. The claims incurred, net of reinsurance ratio was 60.5% to 30 June 2003, 53.4% to 30 June 2002 and 61.6% in 2002.

Total net expenses increased 210% to $39 million to 30 June 2003 compared to $12 million to 30 June 2002 and $35 million in 2002. The total other expense ratio to net premiums earned improved to 30.3% in 30 June 2003 compared to 49.4% to 30 June 2002 and 43.8% in 2002.

In March 2001, the Group entered into an agreement to acquire a shell insurance company licensed in 46 US States. With effect from 30 August 2001 this company was renamed Alea North America Insurance Company and commenced underwriting. The renewable base of business which formed its core was the Lumbermens business.

Alea US comprises Alea North America and Alea Alternative Risk, which are both divisions of Alea North America Insurance. The product lines which now comprise current Alea North America and Alea Alternative Risk business, regardless of the originating legal entity (Alea US or Alea Bermuda) where the premiums were underwritten developed as follows:

Alternative Risk

Before internal quota shares	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 Dec 2002 $'000	2002/ 2001 %	Year ended 31 Dec 2001 $'000	2001/ 2000 %	Year ended 31 Dec 2000 $'000
Gross premiums written	**74,785**	***60%***	**46,837**	***33%***	**141,394**	***598%***	**20,243**	***261%***	**5,614**
Reinsurance premiums written	(53,989)	*127%*	(23,774)	*36%*	(66,767)	*426%*	(12,690)	*189%*	(4,396)
Net premiums written	20,796	*−10%*	23,063	*31%*	74,627	*888%*	7,553	*520%*	1,218
Gross premiums earned	66,363	*370%*	14,132	*26%*	54,064	*210%*	17,421	*nm*	1,163
Net premiums earned	29,753	*442%*	5,488	*25%*	22,044	*284%*	5,736	*nm*	426
Claims incurred, net of reinsurance	(16,914)	*571%*	(2,521)	*18%*	(14,344)	*406%*	(2,837)	*nm*	(227)
Total net expenses comprise:									
Acquisition expenses	*(3,735)*	*118%*	*(1,714)*	*25%*	*(6,851)*	*89%*	*(3,632)*	*nm*	*(125)*
Administrative expenses	*(8,670)*	*451%*	*(1,574)*	*27%*	*(5,779)*	*476%*	*(1,004)*	*nm*	*(232)*
Fee income	*801*	*14%*	*706*	*309%*	*228*	*−86%*	*1,624*	*nm*	*216*
Other technical charges	*(86)*	*349%*	*(19)*	*20%*	*(95)*	*185%*	*(33)*	*nm*	*(3)*
Total net expenses	(11,690)	*350%*	(2,601)	*21%*	(12,497)	*310%*	(3,045)	*nm*	(144)
Underwriting result	1,149	*212%*	366	*−8%*	(4,797)	*3186%*	(146)	*nm*	55
Claims incurred, net of reinsurance ratio	*56.8%*		*45.9%*		*65.1%*		*49.4%*		*53.3%*
Expense ratio	*39.3%*		*47.4%*		*56.7%*		*53.1%*		*33.8%*
Combined ratio	*96.1%*		*93.3%*		*121.8%*		*102.5%*		*87.1%*

The Alea Alternative Risk portfolio increased 60% to $75 million in the six-month period ended 30 June 2003 compared to $47 million to 30 June 2002. Gross premiums written to 30 June 2002 were 33% of 2002 gross premiums written. Gross premiums written increased 598% to $141 million in 2002 from $20 million in 2001 and by 261% in 2001 from $6 million in 2000.

Net premiums written are 28% of gross premiums written in the six months to 30 June 2003 compared to 49% to 30 June 2002 and 53%, 37% and 22% respectively in 2002, 2001 and 2000. The structure of Alea Alternative Risk products means that there will always be a high reinsurance percentage, primarily of premiums ceded back to the captive. This is also why Alternative Risk places such emphasis on obtaining adequate collateral from the counter-parties to its transactions.

The relatively small size of the portfolio to 30 June 2003 means that the loss ratios are not meaningful up to that point, however the expense ratios have improved period on period as premiums start to be earned and at 30 June 2003 stood at 39.3%.

North America

	June 2003 $'000	June 2003/ June 2002 %	June 2002 $'000	June 2002/ Full Year 2002 %	2002 $'000	2002/ 2001 %	2001 $'000	2001/ 2000 %	2000 $'000
Gross premiums written	**147,025**	**0%**	***147,527***	**57%**	**257,377**	**74%**	**147,790**	**47%**	**100,210**
Reinsurance premiums	(8,816)	*-70%*	(29,091)	*60%*	(48,328)	*58%*	(30,570)	*207%*	(9,958)
Net premiums written	138,209	*17%*	118,436	*57%*	209,049	*78%*	117,220	*30%*	90,252
Gross premiums earned	116,852	*5%*	111,447	*63%*	176,375	*37%*	128,526	*74%*	73,843
Net premiums earned	92,452	*4%*	88,818	*62%*	142,663	*36%*	105,038	*59%*	66,023
Claims incurred, net of reinsurance	(70,080)	*32%*	(53,170)	*61%*	(87,632)	*33%*	(65,772)	*19%*	(55,273)
Total net expenses comprise:									
Acquisition expenses	*(25,934)*	*-16%*	*(30,794)*	*69%*	*(44,904)*	*42%*	*(31,659)*	*29%*	*(24,451)*
Administrative expenses	*(4,703)*	*-50%*	*(9,439)*	*45%*	*(21,076)*	*18%*	*(17,849)*	*4%*	*(17,223)*
Fee income	*28*	*-75%*	*113*	*nm*	*—*	*nm*	*13*	*-98%*	*813*
Other technical charges	*(268)*	*-14%*	*(311)*	*51%*	*(611)*	*1%*	*(607)*	*30%*	*(467)*
Total net expenses	(30,877)	*-24%*	(40,431)	*61%*	(66,591)	*33%*	(50,102)	*21%*	(41,328)
Underwriting result	(8,505)	*78%*	(4,783)	*41%*	(11,560)	*7%*	(10,836)	*-65%*	(30,578)
Claims incurred, net of reinsurance ratio	*75.8%*		*59.9%*		*61.4%*		*62.6%*		*83.7%*
Expense ratio	*33.4%*		*45.5%*		*46.7%*		*47.7%*		*62.6%*
Combined ratio	*109.2%*		*105.4%*		*108.1%*		*110.3%*		*146.3%*

The data described in the above table principally comprises the Alea North America portfolio. Included in the data above are small amounts of Alea Bermuda premiums and certain premiums relating to program business which are now underwritten on a different basis by Alea Alternative Risk. Gross premiums written were $147 million in each of the six-month periods ended 30 June 2003 and 30 June 2002. June 2002 figures included program business where individual program contracts can be significant in the North American portfolio and thus the underwriting or renewal of individual contracts can distort the gross premiums written in an individual period and thus any period-to-period comparison. 30 June 2003 was also adversely affected by the re-estimation of premiums written under the Lumbermens arrangements. This gave rise to negative $9.3 million of gross premiums written in Alea Bermuda which is included in this table. Gross premiums written increased 74% to $257 million in 2002 from $148 million in 2001 and by 47% in 2001 from $100 million in 2000. The underwriting result to 30 June 2003 was also adversely affected by the negative premiums recorded under the arrangement above and by additional reserve increases on a small number of 2000 underwriting year policies. The relatively low net premiums earned at this stage in the year can lead to overall volatility in the underwriting result.

5.4 Alea Europe

Before internal quota shares	Six months ended 30 June 2003 $'000	June 2003/ June 2002 %	Six months ended 30 June 2002 $'000	June 2002/ Full Year 2002 %	Year ended 31 December 2002 $'000	2002/ 2001 %	Year ended 31 December 2001 $'000	2001/ 2000 %	Year ended 31 December 2000 $'000
Gross premiums written	**170,606**	***51%***	**113,237**	**72%**	**156,432**	***16%***	**134,623**	**–57%**	**313,674**
Outward reinsurance premiums	(23,037)	–5%	(24,160)	75%	(32,059)	–20%	(40,126)	–76%	(165,890)
Net premiums written	147,569	66%	89,077	72%	124,373	32%	94,497	–36%	147,784
Gross premiums earned	100,037	43%	69,909	42%	165,054	–9%	181,459	–46%	336,825
Net premiums earned	81,290	43%	56,928	43%	132,459	–4%	138,525	–26%	186,362
Claims incurred, net of reinsurance	(53,629)	33%	(40,392)	36%	(110,881)	0%	(110,842)	–21%	(140,496)
Total net expenses comprise:									
Acquisition expenses	*(14,919)*	41%	*(10,594)*	41%	*(26,070)*	–29%	*(36,969)*	–53%	*(78,706)*
Administrative expenses	*(8,931)*	3%	*(8,646)*	45%	*(19,035)*	20%	*(15,817)*	11%	*(14,296)*
Fee income	*176*		—		*(364)*		—		*(0)*
Other technical charges	*(5,515)*	13%	*(4,871)*	49%	*(10,007)*	9%	*(9,185)*	–1,520%	*647*
Total net expenses	(29,189)	21%	(24,111)	43%	(55,476)	–10%	(61,971)	–33%	(92,355)
Underwriting result	(1,528)	–80%	(7,575)	22%	(33,898)	–1%	(34,288)	–26%	(46,489)
Claims incurred, net of reinsurance ratio	*66.0%*		*71.0%*		*83.7%*		*80.0%*		*75.4%*
Expense ratio	*35.9%*		*42.3%*		*41.9%*		*44.8%*		*49.5%*
Combined ratio	*101.9%*		*113.3%*		*125.6%*		*124.8%*		*124.9%*
Specific contributors to underwriting result									
Catastrophes	—		203		(17,397)		(4,775)		(9,000)
1999 & prior net developments	(591)		(703)		(868)		(3,760)		(17,169)
1986 & prior net developments	(8,400)		—		(8,720)		—		—
Other specific reserve movements	—		(8,500)		(8,500)		—		9,185
Specific contributors	(8,991)		(9,000)		(35,485)		(8,535)		(16,984)
Other underwriting result	7,463		1,425		1,587		(25,753)		(29,505)
Underwriting result	(1,528)		(7,575)		(33,898)		(34,288)		(46,489)
Impact of specific contributors to ratios									
Claims incurred, net of reinsurance ratio	*11.1%*		*16.0%*		*26.6%*		*6.3%*		*14.0%*
Expense ratio	*0.0%*		*–0.2%*		*0.2%*		*–0.2%*		*– 4.9%*
Combined ratio	*11.1%*		*15.8%*		*26.8%*		*6.1%*		*9.1%*
Underlying underwriting result ratios									
Claims incurred, net of reinsurance ratio	*54.9%*		*55.0%*		*57.1%*		*73.7%*		*61.4%*
Expense ratio	*35.9%*		*42.5%*		*41.7%*		*45.0%*		*54.4%*
Combined ratio	*90.8%*		*97.5%*		*98.8%*		*118.7%*		*115.8%*
Acquisition expenses	*18.3%*		*18.5%*		*19.7%*		*26.8%*		*42.1%*
Administrative expenses	*11.0%*		*15.2%*		*14.4%*		*11.4%*		*7.7%*
Fee income	*–0.2%*		*0.0%*		*0.3%*		*0.0%*		*0.0%*
Other technical charges	*6.8%*		*8.6%*		*7.6%*		*6.6%*		*–0.3%*
Expense ratio	*35.9%*		*42.3%*		*41.9%*		*44.8%*		*49.5%*

In Europe, the Group was able to take advantage of increasing business opportunities in a broader spread of business lines. Gross premiums written increased 51% to $171 million compared to $113 million to 30 June 2002. Gross premiums written to 30 June 2002 were 72% of 2002 gross premiums written. By 30 June 2003 the Group had already written 109% of the previous year's gross premiums in this business segment. The majority of business in this segment

incepts on 1 January and thus the gross premiums written in this segment are heavily weighted towards the first half year. Gross premium written grew by 16% between 2001 and 2002 as the new European strategy developed, as described in paragraph 7.3 of Part 1: Information on the Group.

Gross premiums written decreased 57% in 2001 to $135 million compared to $314 million for 2000. Alea Europe Ltd. underwrote $369 million of gross business in 2000 in total, which includes $56 million written by Alea Europe Ltd. from introductions from the London contact office. The business written through introductions in the London contact office has been allocated to the Alea London segment by means of an intra-group reinsurance arrangement described in paragraph 5.1 of this Part 6: Management's Discussion and Analysis of Financial Condition and Results of Operations. The decrease followed the change in strategic direction of Alea Europe as already described.

Net premiums written in the six-month period to 30 June 2003 increased 66% to $148 million compared to $89 million to 30 June 2002. Net premiums written to 30 June 2002 were 72% of 2002 net premiums written. Net premiums written in 2002 increased 32% to $124 million compared to $94 million for the same period in 2001 and decreased 36% in 2001 from $148 million in 2000 following the changes in strategy described above.

Net premiums earned increased 43% to $81 million compared to $57 million to 30 June 2002. Net premiums earned to 30 June 2002 were 43% of 2002 net premiums earned.

Net premiums earned reduced 4% to $132 million in 2002 compared to $139 million in 2001 and by 26% in 2001 from $186 million in 2000 also reflecting the changes to the underwriting strategy.

In 2000, the Group paid $136 million in respect of the Inter-Ocean Adverse Development Cover of which $124 million was in respect of Alea Europe. Thus the reduction in underlying business written in 2001 following the introduction of the new underwriting strategy in 2000 is even more significant than suggested by the changes in net premium.

Claims incurred, net of reinsurance to 30 June 2003 increased 33% to $54 million compared to $40 million to 30 June 2002. Claims incurred, net of reinsurance to 30 June 2002 were 36% of 2002 claims incurred, net of reinsurance. The claims incurred net of reinsurance ratio for the 30 June 2003 period compared to the full year 2002 period was 54.9% versus 97.1% because Alea Europe suffered $14.9 million in net losses in respect of the European floods in the third quarter of 2002 and also reserved $8.7 million for the arbitration case described in paragraph 17.3 of Part 10: Additional Information in the final quarter. This arbitration case also impacted the incurred claims to 30 June 2003 when a further $8.4 million was reserved following the final report provided by the Group's advisers. Claims incurred, net of reinsurance was stable at $111 million in both 2002 and 2001. Claims incurred, net of reinsurance reduced 21% in 2001 to $111 million compared to $140 million in 2000.

The claims incurred, net of reinsurance ratio was 66.0% for the six-month period to 30 June 2003, 71.0% to 30 June 2002 and 83.7% in 2002, 80.0% in 2001 and 75.4% in 2000.

Catastrophes

There were no catastrophe claims in the six-month period to 30 June 2003. Alea Europe suffered total catastrophe losses of $17.4 million in 2002 of which $14.9 million was in respect of the European floods in the third quarter of 2002 and $2.5 million reflected an increase in the loss reserves for the September 11 Event. In 2001, Alea Europe incurred losses of $6.6 million in respect of the September 11 Event and made a profit of $1.8 million from the Petrobras loss. There were no catastrophe losses in 2000, however, Alea Europe increased its catastrophe loss reserves in 2000 by $9.0 million in respect of the European storms which took place at the end of 1999.

1987 to 1999 business

The Group monitors the development of the Alea Europe 1999 and prior underwriting years which are the subject of the Inter-Ocean Adverse Development Cover and 1987 and prior business separately.

There was a $46 million increase in gross liabilities reserved in respect of the 1987 to 1999 underwriting years as a result of the introduction of the Group's new reserving processes which in particular incorporated recognition that certain marine business written between 1997 and 1999 would give rise to substantial underwriting losses. This element of marine business was discontinued once the problem was identified in 2000. Alea Europe also recognised that some of the business it had written in 1999 and prior, which would earn in 2000, would be unprofitable. It therefore established an unexpired risk reserve of $9.2 million at the end of 1999 which was released in 2000. Developments in respect of the 1987-1999 underwriting years were substantially protected by the Inter-Ocean Adverse Development Cover, leaving a net incurred loss of $17.2 million.

Underwriting loss developments on this business for the six-month period to 30 June 2003 and 30 June 2002 were $0.6 million and $0.7 million respectively and $1.0 million in total in 2002 and fall within a normal range of estimations. Included within the 2002 development is approximately $5.0 million benefit in respect of the favourable conclusion of an arbitration hearing in respect of certain marine losses between 1997 and 1999 which was offset by increases to other loss reserves for the same period.

All of the business written between 1987 and 1999, excluding life and finite risk business is the subject of the Inter-Ocean Adverse Development Cover which provides for recovery of 75% of the losses reserves as set out in paragraph 11.7.1 of Part 1: Information on the Group development excess of the loss reserves established at the end of 1999 subject to certain deficit payback provisions. There was $60.2 million of cover remaining on this contract as at 30 June 2003, of which 75% is recoverable in accordance with the contract. The total reinsurance recoverable under the contract at 30 June 2003 was $146.4 million and the Group held $112.0 million collateral against the contract.

The Group has reviewed the application of the deficit payback provisions of each of the Inter-Ocean Adverse Development Cover, the Inter-Ocean Aggregate Excess Cover and the OPL Adverse Development Cover and determined that the financial statements did not fully reflect the potential adverse consequences of the deficit payback and commutations provisions of the IO Contract which can be terminated by Inter-Ocean in 2009. Accordingly, reinsurance recoverables were reduced by $24 million in the 2000 financial results and by $6 million in the 2001 financial results in this document. These amounts have been accounted for as a prior year adjustment in the 30 June 2003 financial statements of the Group. For the financial year 2000, it was determined that $14 million was in respect of the 2000 underwriting year and is, therefore, incorporated in the $29.5 million other underwriting result in the above table and $10 million related to the 1999 and prior underwriting years and is therefore incorporated in the $17.2 million 1999 and prior developments in the above table. Of this $10 million, $8.1 million was in respect of 1999 and prior underwriting year premiums earned in 1999 and prior and is therefore reflected in the adverse development table in paragraph 11.7 of Part 1: Information on the Group and the balance relating to 1999 and prior underwriting year premiums earned in 2000. For the financial year 2001, it was determined that $4 million was in respect of the 2000 underwriting year and is therefore included in the $25.7 million other underwriting results. Of this amount, $2.5 million was determined to be in respect of premiums earned in prior periods and is therefore included in the adverse development table in paragraph 11.7 of Part 1: Information on the Group for the 2000 underwriting year and $2 million was in respect of the 1999 underwriting year and prior and is therefore included in the $3.8 million of development for the 1999 underwriting year and prior periods shown in the Alea Europe table above and also in the adverse development as a loss for the 1999 underwriting year and prior in 2002 in paragraph 11.7 of Part 1: Information on the Group.

1986 & Prior

The prime element of the 1986 and prior business is one contract which gives rise to asbestos exposure, discussed in paragraph 17.3 of Part 10: Additional Information.

Other Specific Reserve Movements

The other specific reserve movements in 2002 were in respect of two casualty losses in Alea Europe occurring in 1999 and allocated to the 2000 underwriting year. The contracts were discontinued as part of the restructuring of the Group. The 2000 underwriting year is considered to be a transitional year where certain business was put into place before new management was appointed, principally relating to multi-year policies in place in both Alea Europe and Alea London from 1999 and prior.

Total Net Expenses

Acquisition expenses to 30 June 2003 increased 41% to $15 million compared to $11 million to 30 June 2002. Acquisition expenses to 30 June 2002 was 41% of 2002 acquisition expenses. Acquisition expenses decreased 29% in 2002 to $26 million compared to $37 million for 2001 and by 53% in 2001 compared to $79 million in 2000. The acquisition expense ratio improved to 18.4% to 30 June 2003 compared to 18.6% to June 2002, 19.7% in 2002, 26.7% in 2001 and 42.2% in 2000 reflecting the changes in business mix resulting from the revised European strategy.

Administrative expenses to 30 June 2003 increased 3% to $8.9 million compared to $8.6 million to 30 June 2002. Administrative expenses to 30 June 2002 represented 45% of 2002 administrative expenses. Administrative expenses increased 20% in 2002 to $19 million compared to $16 million for the same period in 2001. Administrative expenses increased 11% in 2001 compared to $14 million in 2000. These expense increases reflected the recruitment of new employees in line with the revised strategy. In 2000, Alea Europe incurred $4.7 million of expense relating to non reoccurring items including the cost of the redundancy and restructuring programme and related termination of the defined benefit scheme which was replaced by a money purchase scheme. Other technical charges represent primarily interest expense under the Inter-Ocean Adverse Development Cover and in 2000 the release of the unexpired risk reserve of $9.2 million.

All ratios to net premiums earned in 2000 were distorted by the impact of the premiums paid under the Inter-Ocean Adverse Development Cover as described above.

6. Liquidity and Capital Resources

6.1 Liquidity

The Group's principal liquidity sources consist of premiums, reinsurance recoveries, fees, investment income, proceeds from the sale and maturity of investment securities and borrowings. The Group's business units pay reinsurance and insurance claims and benefits and operating expenses predominantly from their own cash resources. Cash provided by operating activities primarily consists of premiums collected, investment income and collected reinsurance recoverable balances, less paid claims, retrocession payments, operating expenses and tax payments.

Net cash flow from operating activities was $133 million in the six-month period ended 30 June 2003 compared to $4.5 million to 30 June 2002, an improvement of $128.5 million. Net cash flow was after payment of $41.0 million to 30 June 2003 and $34.4 million to 30 June 2002 in respect of the Max Re Cover. Underlying cash flows were therefore $174 million to June 2003 compared to $38.9 million to June 2002, an improvement of $135.1 million.

Net cash flow from operating activities was $99.4 million in 2002 (2001: $(57.6) million; 2000: $(91.1) million). The $99.4 million cash inflow in 2002 was after payment of $62.0 million (2001: $42.8 million, 2000: $15.0 million) in respect of the aggregate excess contracts purchased. Previous contracts had been placed on a funds withheld basis such that there was no cash outflow to the Group. On a comparable basis after adjusting for the aggregate excess contracts cash flow was positive $161.4 million (2001: $(14.8) million, 2000: $(76.1) million). Thus, underlying cash flow has improved by $176.2 million year on year, reflecting the reduction in settlements related to reducing run off portfolios in Alea Europe and the old Imperial book of business and the growth in the new portfolio.

Cash flows from operating activities were used to pay interest on the bank loans of $2.5 million in the six months ended 30 June 2003, $3.2 million to June 2002 and $6.5 million, $2.8 million and $2.0 million in 2002, 2001 and 2000 respectively and to pay taxes of $0.8 million to June 2003, tax recoveries of $0.4 million and $1.2 million to June 2002 and in 2002 respectively and payments of $1.8 million and $2.5 million in the full years 2001 and 2000 respectively.

The Company invested $2.6 million in capital expenditure, principally computer equiment, in the six months to 30 June 2003 compared to $4.9 million to 30 June 2002 and $9.2 million, $7.4 million and $7.9 million in each of 2002, 2001 and 2000 respectively.

In 2000, the Company paid $1 million on the preferred instrument before it was restructured in May 2000 following the $150 million capital injection by KKR Fund and a further $8.2 million was raised through the employee share scheme. In 2001 the Company incurred $2.9 million of costs in raising new capital and loans and received a total of $212.8 million in external equity. In addition $1.4 million was raised through the employee share scheme, $75 million from new loan financing and $25 million from draw down of revolver facilities. Further new capital of $4.3 million was injected to June 2002 being the completion of the capital enhancement program and $7.1 million in total in 2002, the balance being investments made by employees under the share scheme. In addition, in 2002 the Group received $30 million in respect of funds committed in 2001 but not paid until January 2002.

The Group increased its cash holdings by $9.9 million in the six months ended 30 June 2003, compared to a reduction of $15.3 million to June 2002 and reductions of $3.2 million and $6.2 million in 2002 and 2001, respectively.

In 2000, the Group increased its cash deposits by $26.4 million reflecting the need to maintain cash to pay the catastrophe losses which arose at the end of 1999. In 2000 the Group sold the equity portfolio, raising $69.0 million. The majority of these funds and the capital raised in 2000 were kept on deposits with credit institutions at year end 2000.

In 2001, the Group sold the land and buildings it owned in Basel for $11.3 million. As part of this sale Alea Europe Ltd. contracted to remain as a tenant in part of these premises for a period of at least three years. The sale increased the flexibility of the Group in continuing the reorganisation of its European operations. In 2001, the proceeds from the equity and debt issue were divided between debt securities and deposits with credit institutions.

In the six months to June 2002, following the transitions to positive operating cash flows, the Group significantly reduced its deposits with credit institutions by $319 million and used this to invest in debt securities, a process which continued in the latter half of 2002 when a total of $414 million was invested in debt securities overall.

In the six months to June 2003, the positive cash flows have been principally invested in debt securities with $128 million being invested.

As a result of the activities outlined above the investment portfolio increased from $707 million in 2000 to $957 million in 2001, $1,107 million to December 2002 and $1,228 million to June 2003.

6.2 Credit Facilities and Other Bank Agreements

Alea Holdings Switzerland has entered into a term loan facility for CHF 100 million. This facility is repayable in annual tranches in 2002 to 2004, with the balance due in 2005. In addition, during 2001 this facility was supplemented with an additional $75 million "B" term loan component. This is non-amortising, with the principal due in 2007. The Group also has the Revolving Credit Facility which it can draw down until the expiry of the loan facility in 2005. As of 30 June 2003, the total amount remaining available under this facility was $31.9 million.

Total loan repayments under the above facilities fall due as follows:

During year ended 31 December	Period ended 30 June $'000
2003	5,912
2004	11,823
2005	81,158
2006	—
2007	75,000
2008	—
Total before debt raising expenses	173,893
Debt raising expenses	(2,655)
Total	171,238

As at 30 June 2003, the Group also had bank letter of credit and loan facilities available from a variety of sources, including a $50 million uncommitted letter of credit facility entered into by Alea (Bermuda) Ltd. with The Royal Bank of Scotland, a $10 million uncommitted letter of credit facility entered into by Alea (Bermuda) Ltd. with The Bank of N.T. Butterfield and Son Limited, a $97 million uncommitted letter of credit facility entered into by Alea Europe Ltd. with UBS and a $15 million working capital overdraft facility extended to Alea Europe Ltd. by UBS. Additionally, Alea London Limited has access to letters of credit through collateral arrangements with Citibank.

6.3 Capital Resources

The Group's balance sheet changed significantly in each of 2002, 2001 and 2000 as a result of the additional capital injections made in each of 2000 and 2001, the restructuring of the Group in 2002 and the September 11 Event in 2001.

Following the September 11 Event, the Group accelerated the capital enhancement program ("CEP") to provide additional operating capital in order to take advantage of improving market conditions. With the support of the Group's main shareholder, KKR Fund, the Group raised a total of $247.2 million equity capital, of which $242.8 million was raised in the year ended 31 December 2001 and $4.4 million was raised in January 2002.

As part of the CEP, the Group pursued certain strategic advantages in forming the Company as the new parent company of the Group. The Company was formed in December 2001. The proceeds of the CEP were used to purchase shares in the Company, which then invested these proceeds directly into subsidiaries of Alea Holdings Switzerland, which was at the time the parent company of the Group, and subsequently become the new parent company of the Group in April 2002.

In addition to the $242.8 million of equity capital raised by 31 December 2001, the Group also increased its financial resources by raising an additional $75 million supplemental loan facility (Tranche B) and by drawing down $25 million of the Tranche A revolver facility. All of these funds were accessed by the Company in exchange for an inter-company demand note and were used to acquire shares in subsidiaries of Alea Holdings Switzerland.

7. Quantitative and Qualitative Disclosure of Market and Other Risk

7.1 Market Risk

The Group is exposed to potential loss from various market and other risks, including interest rate risk, foreign exchange risk, accumulation risk in respect of large loss events, operational risk and credit risk. As a provider of insurance and reinsurance solutions, effective risk management is fundamental to the Group's ability to protect the interests of both its clients and shareholders. The Group has consequently established risk and investment management processes and procedures to actively manage its exposure to qualitative and quantitative market risks. The Group's risk and investment management procedures focus on ensuring that all of its operating units consistently follow suitable, structured and controlled processes and procedures, with specific guidelines and limits tailored to the characteristics of each business. See Part 1: Information on the Group.

The Group considers its market risk to consist primarily of its exposure to adverse market value changes in its assets, across both short and long-term periods. The Group's market risk includes multiple sources of market price fluctuations, including credit risks, prepayment risks, liquidity risks, sector risks and other risks. Short-term market risks relate primarily to the Group's exposure to adverse market value changes in its assets and the potential inability to realise asset values on a timely basis. To help manage the Group's aggregate exposure to concentration and credit risks, it analyses the concentration of risk by entity, rating category and industry. These concentrations and credit risks are reviewed on a quarterly basis by the Group's Investment Committee.

7.2 *Interest Rate Risk*

The Group's investment assets are subject to interest rate risk. The Group's interest rate risk is concentrated in the United States and Europe and is highly sensitive to many factors, including governmental monetary policies and domestic and international economic and political conditions. The estimated potential exposure of the Group's consolidated net assets to one percentage point increase of the yield curve would be a reduction in fixed income assets of $33.4 million. See paragraph 13 of Part 1: Information on the Group.

The Group has short and long-term debt outstanding. Interest on its bank borrowings under the Term "A" Loan (as defined in paragraph 20 of Part 10: Additional Information) and the Revolving Credit Facility is charged at a rate per annum according to applicable currency LIBOR rates designated as the British Bankers Association's interest settlement rate plus a margin of 0.625% (2001: 0.625%). The margin charged on the "B" term loan is 3.25%. The interest expense for 2002 amounted to $6.5 million (2001: $2.8 million) and appears within investment expenses. The estimated increase in interest expense in the event of a 100 basis points increase in applicable LIBOR rates is $1.7 million.

7.3 *Foreign Exchange Risk*

The Group's general practice is to invest in assets that match the currency in which it expects related liabilities to be paid. Shareholders' equity held in local insurance units is primarily kept in local currencies to the extent that shareholders' equity is required to satisfy regulatory and self-imposed capital requirements. This facilitates the Group's efforts to ensure that capital held in local insurance units will be able to support the local insurance business irrespective of currency movements. However, this may result in adverse effects on the Group's reported shareholders' equity when expressed in US dollars.

The Group currently has more Canadian dollar assets than it requires to meet its liabilities overall due to Canadian regulatory requirements. Accordingly the Group has entered into a forward foreign currency hedge in order to convert Canadian dollars into US dollars.

The Group publishes its financial statements in US dollars. Therefore, fluctuations in exchange rates used to translate other currencies, particularly European currencies including the euro, British pound and Swiss franc, into US dollars will impact its reported financial condition, results of operations and cash flows from year to year. For 2002, approximately 19% of gross premiums written and 21% of invested assets and cash were denominated in currencies other than the US dollar.

7.4 *Accumulation Risk*

The Group utilises a variety of proprietary and commercially available tools to quantify and monitor the various risks the Group accepts. The Group's proprietary systems include those for modeling risks associated with property catastrophe, and various casualty pricing models, as well as our proprietary information technology platform.

With regard to assessing likely exposure from natural catastrophes the Group has a two pronged approach. As part of the underwriting process underlying aggregate liabilities are captured and recorded in the underwriting system. This allows various damage factors (known as "PMLs") to be applied to the underlying exposures enabling a rough first cut of loss to be calculated when the initial percentage of damage is known.

A more sophisticated approach is used involving the combination of RMS and the Group's own in-house modeling to more accurately determine the level of catastrophe exposure that the Group has on its books. This process involves the use of Monte Carlo simulation techniques that enable the development of exceeding probability curves on both a before (gross) and after (net) reinsurance basis. The employment of this very sophisticated approach recognises the possibility that the reinsurance programme will be insufficient to cover all losses in very remote (i.e. low probability) circumstances. All such circumstances are taken into account when determining the Group's appetite for catastrophe-exposed business.

In addition to the above, the portfolio is also stress-tested by seeing the impact of doubling the frequency of loss. This is carried out on a half yearly basis after both the major renewal seasons, that is, around 1 January and 1 July of each year, unless a special one-off analysis is required.

7.5 *Operational Risk*

For a discussion of the Group's approach to monitoring the various risks it accepts, see Part 1: Information on the Group.

7.6 *Credit Risk*

For a discussion of the Group's credit risk exposure on reinsurance recoverable and deposits, see Part 1: Information on the Group.

7.7 *Inflation*

Inflation can have an effect on the Group in that inflationary factors can increase damage awards and potentially result in larger claims. The Group's underwriting philosophy is to adjust premiums in response to inflation, although this may not always be possible due to competitive pressure. Inflationary factors are considered in determining the premium level on any multi-year policies at the time the contracts are written.

The following is the full text of a report on the Group from Deloitte & Touche LLP, Reporting Accountants

The Directors and Proposed Directors
Alea Group Holdings (Bermuda) Ltd.
Cannon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Deloitte.

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

14 November 2003

Dear Sirs

Alea Group Holdings (Bermuda) Ltd. (the "Company")

Introduction

We report on the financial information set out below. This financial information on the Group (as defined in the following paragraph) has been prepared for inclusion in the Listing Particulars of the Company dated 14 November 2003 (the "Listing Particulars") relating to the global offer (the "Global Offer") of the new common shares (the "Common Shares") and the admission of the entire common share capital to listing on the Official List of the United Kingdom Listing Authority ("UKLA") and to trading on the London Stock Exchange ("LSE").

The Company was incorporated on 7 December 2001 and on 3 April 2002 acquired the whole of the issued share capital of Alea Group Holdings AG by way of a share for share exchange as more fully described under the Basis of consolidation in Note 1 below. In this report we refer to the Company and its subsidiaries or, for periods prior to 3 April 2002, Alea Group Holdings AG and its subsidiaries, as appropriate, as the "Group".

Basis of preparation

The financial information set out in this report, which is presented in US dollars ("$"), has been prepared in accordance with applicable UK accounting standards and under the Basis of preparation in Note 1 below and is based on the audited financial statements of Alea Group Holdings AG for the two years ended 31 December 2001 and the audited financial statements of the Company for the six months ended 30 June 2002, the year ended 31 December 2002 and the six months ended 30 June 2003, after making such adjustments as we considered necessary.

Responsibility

Such financial statements are the responsibility of the Directors of the Company or of Alea Group Holdings AG who approved their issue. The Directors of the Company are responsible for the contents of the Listing Particulars in which this report is included.

It is our responsibility to compile the financial information set out in our report from the financial statements, to form an opinion on the financial information and to report our opinion to you.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards issued by the Auditing Practices Board in the United Kingdom. Our work included an assessment of evidence relevant to the amounts and disclosures in the financial information. The evidence included that previously obtained by our predecessor firm, Deloitte & Touche, in relation to the audit of the financial statements for the three years ended 31 December 2002 and by us relating to our audit of the financial statements for the six months ended 30 June 2002 and the six months ended 30 June 2003. These financial statements underly the financial information. Our work also included an assessment of significant estimates and judgements made by those responsible for the preparation of the

financial statements underlying the financial information and whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our work so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial information is free from material misstatement whether caused by fraud or other irregularity or error.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Equalisation reserves

Our evaluation of the presentation of information in the financial statements has had regard to the statutory requirement for insurance companies in the United Kingdom to maintain equalisation reserves. The nature of equalisation reserves, the amount set aside at 31 December 2000, 31 December 2001, 31 December 2002, 30 June 2002, and at 30 June 2003, and the effect of the movements in those reserves during the year/period on the technical account for general business and profit before tax, are disclosed in Note 1 and Note 22.

Opinion

In our opinion, the financial information set out below gives, for the purposes of the Listing Particulars, a true and fair view of the state of affairs of the Group as at the dates stated and of its results, cash flows and recognised gains and losses for the periods then ended.

Technical Account – General Business

	Notes	Year ended 31 December 2000 $'000	2001 $'000	2002 $'000	Six months ended 30 June 2002 $'000	Six months ended 30 June 2003 $'000
Gross premiums written						
– continuing operations		423,220	493,151	931,631	535,784	771,828
– acquisitions	3	98,576	30	—	—	—
	2	521,796	493,181	931,631	535,784	771,828
Outward reinsurance premiums	2	(190,611)	(167,644)	(223,399)	(122,450)	(127,344)
Net premiums written	2	331,185	325,537	708,232	413,334	644,484
Change in the provision for unearned premiums						
– gross amount		(34,402)	23,938	(257,603)	(207,869)	(278,505)
– reinsurers' share		4,582	10,806	67,422	47,644	11,553
Change in the net provision for unearned premiums		(29,820)	34,744	(190,181)	(160,225)	(266,952)
Earned premiums, net of reinsurance	2	**301,365**	**360,281**	**518,051**	**253,109**	**377,532**
Other technical income, net of reinsurance		6,868	8,440	5,671	6,678	1,401
Total technical income		**308,233**	**368,721**	**523,722**	**259,787**	**378,933**
Claims paid						
– gross amount		418,228	361,080	397,422	199,445	208,990
– reinsurers' share		(77,569)	(57,367)	(77,663)	(50,609)	(44,272)
Net claims paid		340,659	303,713	319,759	148,836	164,718
Change in the provision for claims						
– gross amount		16,035	153,521	8,491	8,568	106,107
– reinsurers' share		(125,751)	(190,980)	(6,396)	(51)	(37,521)
Change in the net provision for claims		(109,716)	(37,459)	2,095	8,517	68,586
Claims incurred, net of reinsurance		**230,943**	**266,254**	**321,854**	**157,353**	**233,304**
Net operating expenses	5	172,604	164,419	203,981	99,544	125,519
Other technical charges, net of reinsurance		553	15,304	16,678	8,154	9,057
Total technical charges		**404,100**	**445,977**	**542,513**	**265,051**	**367,880**
Balance on the technical account for general business before equalisation provisions	2	**(95,867)**	**(77,256)**	**(18,791)**	**(5,264)**	**11,053**
Change in equalisation provision		**—**	**—**	**(2,368)**	**(1,688)**	**(1,782)**
Balance on technical account for general business		**(95,867)**	**(77,256)**	**(21,159)**	**(6,952)**	**9,271**

Non-Technical Account

	Notes	Year ended 31 December 2000 $'000	2001 $'000	2002 $'000	Six months ended 30 June 2002 $'000	Six months ended 30 June 2003 $'000
Balance on the technical account – general business		**(95,867)**	**(77,256)**	**(21,159)**	**(6,952)**	**9,271**
Gross investment income	7	40,994	40,350	49,170	23,833	27,396
Other investment expenses	7	(2,350)	(1,815)	(2,761)	(1,947)	(1,983)
Net investment income		38,644	38,535	46,409	21,886	25,413
Net realised gains on investments	7	8,912	4,928	8,477	1,224	10,115
Unrealised gains/(losses) on investments	7	447	2,807	25,388	3,538	(984)
Debt interest	7	(2,030)	(2,784)	(6,530)	(3,248)	(2,456)
Operating profit/(loss) on ordinary activities before taxation						
– continuing operations	6	(41,703)	(34,110)	52,585	16,448	41,359
– acquisitions	3	(8,191)	340	—	—	—
	2	**(49,894)**	**(33,770)**	**52,585**	**16,448**	**41,359**
Comprising:						
Operating profit/(loss) including net investment income		(59,253)	(41,505)	21,088	13,374	34,010
Fluctuations in investment portfolio (realised and unrealised gains and losses)		9,359	7,735	33,865	4,762	9,131
Movement in claims equalisation provision		—	—	(2,368)	(1,688)	(1,782)
		(49,894)	(33,770)	52,585	16,448	41,359
Tax credit/(charge) on profit/(loss) on ordinary activities	10	5,917	5,518	1,994	(1,986)	(6,724)
Profit/(loss) for the financial year/period attributable to shareholders		**(43,977)**	**(28,252)**	**54,579**	**14,462**	**34,635**
Dividend payment to minority interest	11	(1,000)	—	—	—	—
Retained profit/(loss) for the financial year/period		**(44,977)**	**(28,252)**	**54,579**	**14,462**	**34,635**
Earnings/(loss) per common share (cents)	12	(41)	(26)	51	14	32

The results in each of the financial years/periods are derived from the Group's continuing activities, other than the acquisitions detailed in Note 3.

CONSOLIDATED BALANCE SHEETS

	Notes	As at 31 December 2000 $'000	As at 31 December 2001 $'000	As at 31 December 2002 $'000	As at 30 June 2002 $'000	As at 30 June 2003 $'000
Assets						
Intangible assets						
Licences	13	1,568	9,968	9,968	9,968	9,968
		1,568	9,968	9,968	9,968	9,968
Investments						
Land and buildings	14	11,546	—	—	—	—
Other financial investments	14	707,032	957,408	1,106,739	997,762	1,228,330
Deposits with ceding undertakings	14	79,558	80,838	92,106	87,846	107,152
		798,136	1,038,246	1,198,845	1,085,608	1,335,482
Reinsurers' share of technical provisions						
Provision for unearned premiums		23,492	34,427	101,312	79,154	118,082
Claims outstanding – aggregate excess reinsurance	21	240,174	335,571	400,175	366,087	428,663
Claims outstanding – other reinsurance	21	159,316	308,488	238,625	288,115	258,113
Claims outstanding		399,490	644,059	638,800	654,202	686,776
		422,982	678,486	740,112	733,356	804,858
Debtors						
Debtors arising out of insurance operations	15	1,212	39,615	111,489	63,428	97,743
Debtors arising out of reinsurance operations	15	385,355	277,254	377,654	458,169	661,458
Amounts due from reinsurance arrangements not transferring significant insurance risk		144,819	75,858	50,429	79,636	35,475
		531,386	392,727	539,572	601,233	794,676
Other assets						
Tangible assets	16	6,480	9,912	13,130	12,006	13,090
Cash at bank and in hand		38,421	32,232	28,989	16,906	38,913
Own shares		781	—	—	—	—
Other	17	50,552	88,550	66,227	47,833	54,003
		96,234	130,694	108,346	76,745	106,006
Prepayments and accrued income						
Accrued interest and rent		7,933	7,803	10,545	12,012	11,522
Deferred acquisition costs		71,914	49,192	97,449	86,664	157,952
Other prepayments and accrued income		14,375	8,721	8,708	7,299	3,274
		94,222	65,716	116,702	105,975	172,748
Total assets		1,944,528	2,315,837	2,713,545	2,612,885	3,223,738

CONSOLIDATED BALANCE SHEETS (continued)

	Notes	As at 31 December 2000 $'000	As at 31 December 2001 $'000	As at 31 December 2002 $'000	As at 30 June 2002 $'000	As at 30 June 2003 $'000
Liabilities						
Capital and reserves						
Called up share capital	19	24	52	53	53	53
Share premium account	20	112,509	354,488	361,407	358,644	345,432
Profit and loss account	20	(154,759)	(104,421)	(50,287)	(87,726)	75
Capital reserve	20	182,892	103,474	99,367	100,366	99,367
Shareholders' funds attributable to equity interests		**140,666**	**353,593**	**410,540**	**371,337**	**444,927**
Minority interests – subordinated preferred shares issued by subsidiaries	11	50,000	50,000	50,000	50,000	50,000
Total capital employed		**190,666**	**403,593**	**460,540**	**421,337**	**494,927**
Technical provisions						
Provision for unearned premiums		210,204	207,830	477,121	429,782	768,704
Claims outstanding	21	1,022,088	1,100,157	1,126,949	1,142,990	1,220,952
Equalisation provision	22	—	—	2,368	1,688	4,150
		1,232,292	1,307,987	1,606,438	1,574,460	1,993,806
Deposits received from reinsurers						
Funds withheld on aggregate excess reinsurance	24	193,163	208,467	225,144	216,621	217,347
Creditors						
Creditors arising out of reinsurance operations	24	90,333	147,023	158,770	131,761	256,662
Liabilities from reinsurance arrangements not transferring significant insurance risk		155,088	59,936	53,130	75,607	35,214
Amounts owed to credit institutions	25	61,709	156,623	168,536	163,675	171,238
Other creditors including taxation and social security	26	812	713	4,629	2,862	6,096
		501,105	572,762	610,209	590,526	686,557
Accruals and deferred income	27	**20,465**	**31,495**	**36,358**	**26,562**	**48,448**
Total liabilities		**1,944,528**	**2,315,837**	**2,713,545**	**2,612,885**	**3,223,738**

CONSOLIDATED CASH FLOW STATEMENTS

	Notes	Year ended 31 December 2000 $'000	2001 $'000	2002 $'000	Six months ended 30 June 2002 $'000	Six months ended 30 June 2003 $'000
Net cash inflow/(outflow) from operating activities	33a	**(91,115)**	**(57,570)**	**99,394**	**4,478**	**132,977**
Servicing of finance						
Interest paid		(2,030)	(2,784)	(6,530)	(3,248)	(2,456)
Taxation						
Taxation (paid)/refunded		(2,523)	(1,761)	1,222	435	(843)
Capital expenditure						
Purchase of tangible assets		(7,933)	(7,446)	(9,237)	(4,873)	(2,573)
Purchase of licences		(1,568)	—	—	—	—
Payments to minority interest						
Payments made		(1,000)	—	—	—	—
Acquisitions						
Net cash (outflow) on acquisition of subsidiary		(17,000)	(18,135)	—	—	—
Financing						
Issue of common share capital		158,185	214,312	7,092	4,350	2,653
Loan financing		—	100,000	—	(335)	—
Issue of common share capital		—	—	30,000	30,000	—
Capital raising expenses		—	(1,277)	(172)	(172)	—
Debt raising expenses		—	(2,900)	—	—	—
		35,016	222,439	121,769	30,635	129,758
Cash flows were invested as follows:						
Increase/(decrease) in cash holdings	33b	26,418	(6,189)	(3,243)	(15,326)	9,924
Net portfolio investments						
Land and buildings	33c	—	(11,309)	—	—	—
Shares and other variable-yield securities	33c	(68,960)	803	(704)	—	(86)
Debt securities – unit trusts – Listed	33c	—	1,393	6,978	3,618	4,461
Debt securities and other fixed income securities	33c	2,128	92,388	414,079	361,768	127,771
Deposits with credit institutions	33c	75,430	145,353	(295,341)	(319,425)	(12,312)
	33b	8,598	228,628	125,012	45,961	119,834
Net investment of cash flows		**35,016**	**222,439**	**121,769**	**30,635**	**129,758**

CONSOLIDATED STATEMENTS OF TOTAL RECOGNISED GAINS AND LOSSES

	Notes	Year ended 31 December 2000 $'000	2001 $'000	2002 $'000	Six months ended 30 June 2002 $'000	Six months ended 30 June 2003 $'000
Profit/(loss) for the financial year/ period		(44,977)	(28,252)	54,579	14,462	34,635
Exchange differences		(442)	(898)	(445)	2,233	(2,901)
Total profit/(loss) recognised for the financial year/ period		**(45,419)**	**(29,150)**	**54,134**	**16,695**	**31,734**

1. Accounting policies

Basis of preparation

The financial information is prepared in accordance with applicable United Kingdom accounting standards and under the historical cost accounting rules as modified by the revaluation of investments. The principal accounting policies, which have all been applied consistently throughout the period covered by this report and which comply with the recommendations of the United Kingdom Statement of Recommended Practice on Accounting for Insurance Business issued by the Association of British Insurers in December 1998 (the "ABI SORP") are summarised below.

The Company is a registered Bermudan company. As such it is obliged to prepare its financial information in accordance with the Bermuda Companies Act 1981, which permits the Company to prepare its financial information under generally accepted accounting principles of the United Kingdom ("UK GAAP"). Accordingly, the financial information has been prepared in accordance with Bermuda Law and under the historical cost accounting rules as modified by the revaluation of investments.

Basis of consolidation

The financial information set out in this report is based on the audited consolidated financial statements of the Group for the three years ended 31 December 2002, the six months ended 30 June 2002 and the six months ended 30 June 2003.

From 1 January 2001 to 26 February 2002 the parent company of the Group was Alea Group Holdings AG, a company incorporated in Switzerland. On 7 December 2001 the Company was incorporated in Bermuda to become the new ultimate parent company of the Group. As at 31 December 2001 following a series of capital injections from existing shareholders and share for share exchanges, certain subsidiaries of Alea Group Holdings AG were partially owned by both the Company and Alea Group Holdings AG, in varying percentages. Alea Group Holdings AG remained the controlling entity as at 31 December 2001.

As at 26 February 2002 following completion of regulatory approvals, Alea Group Holdings AG became a 94.49% subsidiary of the Company by way of a share for share exchange and the Company became the new ultimate parent company. Following the staff equity exchange becoming effective on 3 April 2002, and certain repurchases from terminating employees, the Company's interest in Alea Group Holdings AG increased to 100%.

The above share for share exchanges qualify as a Group reorganisation as the ultimate shareholders and their rights remained the same and no minority interests have been affected. Accordingly, as permitted under FRS 6 "Acquisitions and Mergers" this Group reconstruction has been accounted for using merger accounting. Further details regarding the effect of the merger are described in note 20 (Capital Enhancement Program). The balance sheets for 2000 and 2001 have been presented on the basis as if the merger had taken place in 2000 although the Company was not incorporated until 2001.

Reporting currency

The financial information is reported in United States Dollars ("US Dollars or $").

Basis of accounting

The annual basis of accounting is applied to all classes of business.

Reinsurance arrangements which do not involve significant transfer of insurance risk are accounted for to reflect their economic substance. Premiums and claims relating to such arrangements are not recognised in the technical account but are accounted for as deposits due from, or liabilities due to, reinsurers.

Premiums

Written premiums comprise the total premiums receivable for the whole period of cover under contracts incepting during the financial year, together with adjustments arising in the financial year to premiums receivable in respect of business written in previous financial years. Written premiums include estimates of pipeline premiums due but not yet notified to the Group.

All premiums are shown gross of commission payable to intermediaries and are exclusive of taxes and duties levied thereon. The amount of taxes and duties due but not yet paid is included in "Other creditors including taxation and other social security" in the balance sheet. Commissions incurred are included within net operating expenses.

Unearned premiums provision

Written premiums are recognised as earned income over the period of the policy on a time apportionment basis, having regard, where appropriate, to the incidence of risk. The provision for unearned premiums is calculated on a daily pro rata basis.

Claims

Claims incurred comprise the estimated cost of all claims occurring prior to the balance sheet date, whether reported or not, and include related internal and external direct and indirect claims handling costs and adjustments to claims outstanding from previous years.

The provision for claims outstanding is made on an individual case basis and is based on the estimated ultimate cost of all claims notified but not settled by the balance sheet date, together with the provision for related claims handling costs and net of salvage and subrogation recoveries. The provision also includes the estimated cost of claims incurred but not reported at the balance sheet date based on statistical methods.

The Directors consider that the gross technical provision for claims and the related recoveries are fairly stated on the basis of the information currently available to them. Estimates of technical provisions inevitably contain significant inherent uncertainties because significant periods of time may elapse between the occurrence of an insured loss, the claim triggering the insurance, the reporting of that claim to the Group and the Group's payment of the claim and the receipt of reinsurance recoveries. Accordingly the ultimate cost of such claims cannot be known with certainty at the balance sheet date. Subsequent information and events may result in the ultimate liability being less than, or greater than, the amount provided. Adjustments to the amount of the provisions are reflected in the financial statements for the period in which the adjustments are made. The methods used, and the estimates made, are reviewed regularly.

Where appropriate, technical provisions are discounted in accordance with statutory regulations of the European Union.

Outward reinsurance recoveries

Outward reinsurance recoveries are accounted for in the same accounting period as the claims for the related inward reinsurance business being reinsured. Provision is made for potentially non-collectable reinsurance recoveries.

Deferred acquisition costs

Acquisition costs comprise all direct and indirect costs arising from the acquisition of new reinsurance contracts. Deferred acquisition costs represent the proportion of acquisition costs incurred to the extent that they are attributable to premiums unearned at the balance sheet date.

Unexpired risks

Provision is made where the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date is expected to exceed the provision for unearned premiums net of deferred acquisition costs and premiums receivable. The assessment of whether a provision is necessary is made on the basis of information available as at the balance sheet date, after offsetting surpluses and deficits arising on products which are managed together. Investment income is taken into account in calculating the provision.

Other technical income and charges

Other technical income and charges represents investment income and expense related to funds withheld in respect of reinsurance contracts and income and expenses arising on finite risk reinsurance and insurance contracts without significant transfer of insurance risk.

Investment income and expenses

Investment return, comprising investment income and realised and unrealised investment gains and losses, and investment expenses are included within the non-technical account. Dividends (exclusive of tax credits) are included as investment income. Rents and interest income are recognised on an accruals basis, as are investment expenses.

Realised investment gains and losses are calculated as the difference between net proceeds on disposal of investments and their purchase price.

Unrealised investment gains and losses represent the difference between the valuation at the balance sheet date and their purchase price. The movement in unrealised investment gains and losses therefore comprises the increase or decrease in the year/period in the value of investments held at the balance sheet date together with the reversal of previously recognised unrealised gains and losses of investments disposed of in the current year/period. All unrealised investment gains and losses are recognised in the profit and loss account.

Investments

Investments, consisting of listed investments, units in authorised listed unit trusts and deposits with credit institutions, are stated at their market values at the balance sheet date.

Unlisted investments are stated at Directors' valuation.

Intangibles

Capitalised licences represent the cost of licences acquired to conduct business in the United States. The Directors believe these licences have indefinite useful lives. Licences are granted for an indefinite period and are essential to carry on business. An impairment review is completed annually and any impairment is recorded as appropriate following this review.

Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid or recovered using the tax rates and laws that have been enacted or substantively enacted at the balance sheet date, and takes into account deferred tax.

Deferred tax is provided in full on all timing differences which result in an obligation at the balance sheet date to pay more tax, or a right to pay less tax at a future date, at rates expected to apply when they crystallise based on current rates and law. Timing differences arise from the inclusion of items of income and expenditure in taxation computations in periods different to those in which they are included in the financial statements. Deferred tax assets are recognised to the extent that it is regarded as more likely than not that they will be recovered. Deferred tax assets and liabilities are not discounted.

Deferred tax is not provided on timing differences arising from the revaluation of fixed assets where there is no commitment to sell the asset, or on unremitted earnings of subsidiaries where there is no commitment to remit those earnings.

Tangible fixed assets

Expenditure on computer equipment, computer software, fixtures and fittings, office equipment and other tangible fixed assets is capitalised and depreciated over the estimated useful economic lives of the assets on a straight line basis to their estimated residual values. The periods used are as follows:

Computer equipment	3 years
Computer software	5 years
Other assets	8 years
Fixtures, fittings and office equipment	10 years

Depreciation is charged to the technical account – general business, and is included in administrative expenses.

Pension costs

Until June 2001 the Group operated a defined benefits pension scheme in Switzerland and defined contribution schemes elsewhere. For the defined benefit pension scheme, which existed until June 2001, surplus/deficits were amortised over the remaining average service lives of members. For the defined contribution schemes, contributions are charged to the profit and loss account as they become payable in accordance with the rules of the scheme.

Operating leases

Rental costs are recognised in the profit and loss account in equal annual amounts over the periods of the leases.

Foreign currencies

The profit and loss account includes transactions denominated in foreign currencies which are translated into US Dollars at the average rate for the period. At the balance sheet date monetary assets and liabilities denominated in foreign currencies are retranslated at the rates of exchange ruling at that date. Retranslation exchange differences are taken directly to reserves.

Equalisation provision

An equalisation reserve for Alea London Limited has been established in accordance with Chapter 6 of the Interim Prudential Sourcebook for UK Insurers (prior to 1 December 2001, the requirements of the Insurance Companies (Reserves) Act 1995 and the Insurance Companies (Reserves) Regulations 1996) for the purposes of mitigating exceptionally high loss ratios in future years. It is required by schedule 9A of the Companies Act to be included within technical provisions although the amounts provided are not liabilities because they are in addition to the provisions established to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

Employee share schemes

The cost of awards to employees that take the form of shares or rights to shares is charged to the profit and loss account on a straight line basis over the period to which the employee's performance relates. The charge is based on intrinsic value, being the fair value of the shares at the date of grant, reduced by any consideration payable by the employee, and a reasonable expectation of the extent to which performance criteria will be met.

2. Segmental information

The Group organises its business through four segments (which include seven regulated insurance entities) with related supporting service and holding companies. The regulated entities allocated to each segment are as follows: Alea London—Alea London Limited, Alea Global Risk, Alea Jersey; Alea US—Alea North America Insurance, Alea Specialty; Alea Europe—Alea Europe Limited and Alea Bermuda—Alea (Bermuda) Limited.

2.1 Geographical analysis by location of insured

Analysis by location of insured gross premiums written

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Europe	208,567	135,149	176,936	148,367	190,385
Africa	5,424	16,343	3,063	2,168	288
Near & Middle East	3,434	28,287	9,738	5,834	6,412
Far East	32,335	25,810	11,286	11,084	7,300
Australia & Oceania	7,049	2,616	3,152	759	1,319
North America	251,031	270,831	714,687	358,926	556,775
Latin America	13,956	14,145	12,769	8,646	9,349
	521,796	493,181	931,631	535,784	771,828

2.2 Geographical analysis by location of operating segment

	Gross Premiums Written					Profit before tax				
	Year ended 31 December			Six months ended 30 June	Six months ended 30 June	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Bermuda	103,269	168,003	66,692	50,819	(9,277)	(35,838)	(6,122)	28,864	6,680	(8,221)
Jersey	3,722	461	215	112	975	6,229	5,490	4,987	5,236	140
United Kingdom	42,452	190,832	374,970	228,526	377,631	(7,110)	(20,289)	21,018	854	22,558
United States	2,555	30	332,079	143,545	231,087	2,921	2,246	(245)	1,303	6,309
Switzerland	369,798	133,855	157,675	112,782	171,412	(16,096)	(15,095)	(2,039)	2,375	20,573
	521,796	493,181	931,631	535,784	771,828	(49,894)	(33,770)	52,585	16,448	41,359

Gross premiums are analysed on a legal entity basis and therefore reflect London contact office business in Switzerland of $0.8 million in the period ended 30 June 2003, $(0.5) million in the period ended 30 June 2002, $1.2 million in the

year ended 31 December 2002, $(0.7) million in the year ended 31 December 2001 and $72.3 million in the year ended 31 December 2000.

2.3 Operating equity and shareholders' equity interests

	As at 31 December			As at	As at
	2000 $'000	2001 $'000	2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Alea Europe Limited	67,895	55,312	82,280	68,289	103,020
Alea (Bermuda) Limited	150,734	387,430	418,588	401,358	431,213
Alea North America Company	26,455	109,533	111,110	110,265	115,040
Amounts held in Holding Companies	35,630	21,900	16,203	18,201	14,212
Amounts held in non insurance subsidiaries	(8,339)	6,041	3,895	6,899	5,680
Capital provided by Alea London to Alea North America	(20,000)	(20,000)	(20,000)	(20,000)	(20,000)
Surplus Note from Alea Europe to Alea North America	—	—	17,000	—	17,000
	252,375	560,216	629,076	585,012	666,165
Subordinated preferred shares	(50,000)	(50,000)	(50,000)	(50,000)	(50,000)
Loans	(61,709)	(156,623)	(168,536)	(163,675)	(171,238)
Shareholders' funds attributable to equity interests	140,666	353,593	410,540	371,337	444,927

2.4 Underwriting results by operating segment before intra-Group quota share arrangements

The Group's business is composed of four underwriting segments, consisting of London, North America (which includes both alternative risk insurance and treaty reinsurance), Europe and Bermuda.

The following tables summarise the underwriting results for the Group's business segments as of and for the six months ended 30 June 2002 and 30 June 2003, and the years ended 31 December 2000, 2001 and 2002. Net premiums written and net premiums earned are presented prior to intra Group quota share arrangements, the underwriting results are also stated before quota share arrangements, and the impact of quota share arrangements on these pre-quota segmental results is presented separately.

2.4.1 Underwriting results by operating segment before intra-Group quota share arrangements six months ended 30 June 2003

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Gross premiums written	379,412	(9,277)	231,087	170,606	771,828
Outward reinsurance premiums	(41,502)	(9,171)	(53,634)	(23,037)	(127,344)
Net premiums written	337,910	(18,448)	177,453	147,569	644,484
Gross premiums earned	210,071	(137)	183,352	100,037	493,323
Net premiums earned	174,037	(5,260)	127,465	81,290	377,532
Claims incurred, net of reinsurance	(92,681)	(9,827)	(77,167)	(53,629)	(233,304)
Total other expenses comprise:					
Acquisition costs	*(42,226)*	*63*	*(29,732)*	*(14,919)*	*(86,814)*
Administrative expenses	*(16,401)*	*(4,537)*	*(8,836)*	*(8,931)*	*(38,705)*
Fee income	*396*	*801*	*28*	*176*	*1,401*
Other technical charges	*(3,188)*	*(354)*	—	*(5,515)*	*(9,057)*
Other expenses	(61,419)	(4,027)	(38,540)	(29,189)	(133,175)
Underwriting result	19,937	(19,114)	11,758	(1,528)	11,053

	London	Bermuda	US	Europe	Total
Specific contributors to underwriting result					
Catastrophes	—	—	—	—	—
1999 Equus Re reinsurance arrangement	—	(351)	—	—	(351)
1999 to 1987 net developments	—	—	—	(591)	(591)
1986 & prior net developments	—	—	—	(8,400)	(8,400)
Other specific reserve movements	—	—	—	—	—
Specific factors	—	(351)	—	(8,991)	(9,342)
Other underwriting result	19,937	(18,763)	11,758	7,463	20,395
Underwriting result	19,937	(19,114)	11,758	(1,528)	11,053

2.4.2 *Underwriting results by operating segment before intra-Group quota share arrangements six months ended 30 June 2002*

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Gross premiums written	228,183	50,819	143,545	113,237	535,784
Outward reinsurance premiums	(45,425)	(10,909)	(41,956)	(24,160)	(122,450)
Net premiums written	182,758	39,910	101,589	89,077	413,334
Gross premiums earned	132,427	91,008	34,571	69,909	327,915
Net premiums earned	101,875	69,143	25,163	56,928	253,109
Claims incurred, net of reinsurance	(61,270)	(42,262)	(13,429)	(40,392)	(157,353)
Total other expenses comprise:					
Acquisition costs	*(23,003)*	*(26,023)*	*(6,485)*	*(10,594)*	*(66,105)*
Administrative expenses	*(13,780)*	*(4,439)*	*(6,574)*	*(8,646)*	*(33,439)*
Fee income	*5,859*	*210*	*609*	—	*6,678*
Other technical charges	*(2,953)*	*(330)*	—	*(4,871)*	*(8,154)*
Other expenses	(33,877)	(30,582)	(12,450)	(24,111)	(101,020)
Underwriting result	6,728	(3,701)	(716)	(7,575)	(5,264)

	London	Bermuda	US	Europe	Total
Specific contributors to underwriting result					
Catastrophes	(300)	39	—	203	(58)
1999 Equus Re reinsurance arrangement	—	(1,700)	—	—	(1,700)
1999 to 1987 net developments	—	—	—	(703)	(703)
1986 & prior net developments	—	—	—	—	—
Other specific reserve movements	—	—	—	(8,500)	(8,500)
Specific factors	(300)	(1,661)	—	(9,000)	(10,961)
Other underwriting result	7,028	(2,040)	(716)	1,425	5,697
Underwriting result	6,728	(3,701)	(716)	(7,575)	(5,264)

2.4.3 *Underwriting results by operating segment before intra-Group quota share arrangements year ended 31 December 2002*

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Gross premiums written	376,428	66,692	332,079	156,432	931,631
Outward reinsurance premiums	(76,245)	(12,701)	(102,394)	(32,059)	(223,399)
Net premiums written	300,183	53,991	229,685	124,373	708,232
Gross premiums earned	278,535	110,136	120,303	165,054	674,028
Net premiums earned	220,885	85,325	79,382	132,459	518,051
Claims incurred, net of reinsurance	(108,997)	(53,053)	(48,923)	(110,881)	(321,854)
Total other expenses comprise:					
Acquisition costs	*(49,694)*	*(31,554)*	*(20,201)*	*(26,070)*	*(127,519)*
Administrative expenses	*(30,572)*	*(12,282)*	*(14,573)*	*(19,035)*	*(76,462)*
Fee income	*5,807*	*228*	—	*(364)*	*5,671*
Other technical charges	*(5,965)*	*(706)*	—	*(10,007)*	*(16,678)*
Other expenses	(80,424)	(44,314)	(34,774)	(55,476)	(214,988)
Underwriting result	31,464	(12,042)	(4,315)	(33,898)	(18,791)

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Specific contributors to underwriting result					
Catastrophes	4,889	(1,068)	—	(17,397)	(13,576)
1999 Equus Re reinsurance arrangement	—	(3,414)	—	—	(3,414)
1999 to 1987 net developments	—	—	—	(868)	(868)
1986 & prior net developments	—	—	—	(8,720)	(8,720)
Other specific reserve movements	—	—	—	(8,500)	(8,500)
Specific factors	4,889	(4,482)	—	(35,485)	(35,078)
Other underwriting result	26,575	(7,560)	(4,315)	1,587	16,287
Underwriting result	31,464	(12,042)	(4,315)	(33,898)	(18,791)

2.4.4 Underwriting results by operating segment before intra-Group quota share arrangements year ended 31 December 2001

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Gross premiums written	190,525	168,003	30	134,623	493,181
Outward reinsurance premiums	(84,258)	(43,230)	(30)	(40,126)	(167,644)
Net premiums written	106,267	124,773	—	94,497	325,537
Gross premiums earned	189,713	145,659	288	181,459	517,119
Net premiums earned	110,982	110,774	—	138,525	360,281
Claims incurred, net of reinsurance	(86,803)	(68,729)	120	(110,842)	(266,254)
Total other expenses comprise:					
Acquisition costs	*(33,679)*	*(35,463)*	*172*	*(36,969)*	*(105,939)*
Administrative expenses	*(23,810)*	*(18,853)*	—	*(15,817)*	*(58,480)*
Fee income	*6,803*	*1,635*	*2*	—	*8,440*
Other technical charges	*(5,479)*	*(640)*	—	*(9,185)*	*(15,304)*
Other expenses	(56,165)	(53,321)	174	(61,971)	(171,283)
Underwriting result	(31,986)	(11,276)	294	(34,288)	(77,256)

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Specific contributors to underwriting result					
Catastrophes	(28,021)	(1,699)	—	(4,775)	(34,495)
1999 Equus Re reinsurance arrangement	—	(8,906)	—	—	(8,906)
1999 to 1987 net developments	—	—	—	(3,760)	(3,760)
1986 & prior net developments	—	—	—	—	—
Other specific reserve movements	—	—	—	—	—
Specific factors	(28,021)	(10,605)	—	(8,535)	(47,161)
Other underwriting result	(3,965)	(671)	294	(25,753)	(30,095)
Underwriting result	(31,986)	(11,276)	294	(34,288)	(77,256)

2.4.5 Underwriting results by operating segment before intra-Group quota share arrangements year ended 31 December 2000

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Gross premiums written	102,298	103,269	2,555	313,674	521,796
Reinsurance premiums written	(10,367)	(11,899)	(2,455)	(165,890)	(190,611)
Net premiums written	91,931	91,370	100	147,784	331,185
Gross premiums earned	75,563	72,451	2,555	336,825	487,394
Net premiums earned	48,554	66,349	100	186,362	301,365
Claims incurred, net of reinsurance	(34,947)	(55,389)	(111)	(140,496)	(230,943)
Total other expenses comprise:					
Acquisition costs	*(17,075)*	*(24,576)*	—	*(78,706)*	*(120,357)*
Administrative expenses	*(20,496)*	*(17,455)*	—	*(14,296)*	*(52,247)*
Fee income	*5,839*	*1,029*	—	—	*6,868*
Other technical charges	*(730)*	*(470)*	—	*647*	*(553)*
Other expenses	(32,462)	(41,472)	—	(92,355)	(166,289)
Underwriting result	(18,855)	(30,512)	(11)	(46,489)	(95,867)

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Specific contributors to underwriting result					
Catastrophes	—	—	—	(9,000)	(9,000)
1999 Equus Re reinsurance arrangement	—	(11,596)	—	—	(11,596)
1999 to 1987 net developments	—	—	—	(17,169)	(17,169)
Other specific reserve movements	—	—	—	9,185	9,185
Specific factors	—	(11,596)	—	(16,984)	(28,580)
Other underwriting result	(18,855)	(18,916)	(11)	(29,505)	(67,287)
Underwriting result	(18,855)	(30,512)	(11)	(46,489)	(95,867)

2.4.6 Alea Bermuda and US: Gross and net premiums

The underwriting result of the Alea Bermuda and Alea US segments can be further analysed between alternative risk business and other, which is principally North American casualty business, regardless of the legal entity in which the business was underwritten, as follows:

	Year ended 31 December 2000 $'000	Year ended 31 December 2001 $'000	Year ended 31 December 2002 $'000	Six months ended 30 June 2002 $'000	Six months ended 30 June 2003 $'000
Alternative Risk					
Gross premiums written	5,614	20,243	141,394	46,837	74,785
Reinsurance premiums written	(4,396)	(12,690)	(66,767)	(23,774)	(53,989)
Net premiums written	1,218	7,553	74,627	23,063	20,796
Gross premiums earned	1,163	17,421	54,064	14,132	66,363
Net premiums earned	426	5,736	22,044	5,488	29,753
Claims incurred, net of reinsurance	(227)	(2,837)	(14,344)	(2,521)	(16,914)
Total other expenses comprise:					
Acquisition expenses	*(125)*	*(3,632)*	*(6,851)*	*(1,714)*	*(3,735)*
Administrative expenses	*(232)*	*(1,004)*	*(5,779)*	*(1,574)*	*(8,670)*
Fee Income	*216*	*1,624*	*228*	*706*	*801*
Other technical charges	*(3)*	*(33)*	*(95)*	*(19)*	*(86)*
Total other expenses	(144)	(3,045)	(12,497)	(2,601)	(11,690)
Underwriting result	55	(146)	(4,797)	366	1,149
Other					
Gross premiums written	100,210	147,790	257,377	147,527	147,025
Reinsurance premiums written	(9,958)	(30,570)	(48,328)	(29,091)	(8,816)
Net premiums written	90,252	117,220	209,049	118,436	138,209
Gross premiums earned	73,843	128,526	176,375	111,447	116,852
Net premiums earned	66,023	105,038	142,663	88,818	92,452
Claims incurred, net of reinsurance	(55,273)	(65,772)	(87,632)	(53,170)	(70,080)
Total other expenses comprise:					
Acquisition expenses	*(24,451)*	*(31,659)*	*(44,904)*	*(30,794)*	*(25,934)*
Administrative expenses	*(17,223)*	*(17,849)*	*(21,076)*	*(9,439)*	*(4,703)*
Fee Income	*813*	*13*	—	*113*	*28*
Other technical charges	*(467)*	*(607)*	*(611)*	*(311)*	*(268)*
Total net expenses	(41,328)	(50,102)	(66,591)	(40,431)	(30,877)
Underwriting result	(30,578)	(10,836)	(11,560)	(4,783)	(8,505)

2.4.7 Segmental analysis of underwriting result and net premiums earned before and after intra-Group quota share arrangements six months ended 30 June 2003

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Net premiums earned	174,037	(5,260)	127,465	81,290	377,532
Intercompany reinsurance	(60,672)	89,488	(85,945)	57,129	—
Net premiums earned after intercompany reinsurance	113,365	84,228	41,520	138,419	377,532
Underwriting result before intercompany reinsurance	19,937	(19,114)	11,758	(1,528)	11,053
Underwriting result after intercompany reinsurance	11,833	(17,827)	5,393	11,654	11,053

In June 2003 intercompany reinsurance primarily reflects a 35% quota share of Alea London business to Alea Europe, the 70% quota share of North America to Bermuda and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out above.

2.4.8 Segmental analysis of underwriting result and net premiums earned before and after intra-Group quota share arrangements six months ended 30 June 2002

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Net premiums earned	101,875	69,143	25,163	56,928	253,109
Intercompany reinsurance	(34,035)	25,378	(17,614)	26,271	—
Net premiums earned after intercompany reinsurance	67,840	94,521	7,549	83,199	253,109
Underwriting result before intercompany reinsurance	6,728	(3,701)	(716)	(7,575)	(5,264)
Underwriting result after intercompany reinsurance	3,532	(7,176)	(1,576)	(44)	(5,264)

In June 2002 intercompany reinsurance reflects the 35% quota share of Alea London business to Alea Europe, the 70% quota share of North America to Bermuda and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out above.

2.4.9 Segmental analysis of underwriting result and net premiums earned before and after intra-Group quota share arrangements year ended 31 December 2002

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Net premiums earned	220,885	85,325	79,382	132,459	518,051
Intercompany reinsurance	(75,604)	75,030	(55,567)	56,141	—
Net premiums earned after intercompany reinsurance	145,281	160,355	23,815	188,600	518,051
Underwriting result before intercompany reinsurance	31,464	(12,042)	(4,315)	(33,898)	(18,791)
Underwriting result after intercompany reinsurance	15,696	(13,284)	(8,048)	(13,155)	(18,791)

In 2002 intercompany reinsurance reflects the 35% quota share of Alea London business to Alea Europe, the 70% quota share of North America to Bermuda and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out above.

2.4.10 Segmental analysis of underwriting result and net premiums earned before and after intra-Group quota share arrangements year ended 31 December 2001

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Net premiums earned	110,982	110,774	—	138,525	360,281
Intercompany reinsurance	(23,760)	36,013	—	(12,253)	—
Net premiums earned after intercompany reinsurance	87,222	146,787	—	126,272	360,281
Underwriting result before intercompany reinsurance	(31,986)	(11,276)	294	(34,288)	(77,256)
Underwriting result after intercompany reinsurance	(26,580)	(19,576)	294	(31,394)	(77,256)

In 2001 intercompany reinsurance reflects the 35% quota share of Alea London business to Alea Europe and the 50% quota share of certain 2000 and prior business from Alea Europe to Alea Bermuda as set out above.

2.4.11 Segmental analysis of underwriting result and net premiums earned before and after intra-Group quota share arrangements year ended 31 December 2000

	London $'000	Bermuda $'000	US $'000	Europe $'000	Total $'000
Net premiums earned	48,554	66,349	100	186,362	301,365
Intercompany reinsurance	—	103,549	—	(103,549)	—
Net premiums earned after intercompany reinsurance	48,554	169,898	100	82,813	301,365
Underwriting result before intercompany reinsurance	(18,855)	(30,512)	(11)	(46,489)	(95,867)
Underwriting result after intercompany reinsurance	(18,855)	(54,200)	(11)	(22,801)	(95,867)

In 2000 intercompany reinsurance reflects the 50% quota share of certain 1999 business from Alea Europe to Alea Bermuda as set out above.

2.5 Segmental information by class of business

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Gross premiums written					
Insurance					
Casualty	—	16,316	125,308	62,197	134,667
Property	2,551	39,946	69,963	11,989	40,566
Marine, aviation & transport	740	—	(77)	(320)	17
Other	1,779	—	215	(619)	975
Total insurance	5,070	56,262	195,409	73,247	176,225
Reinsurance					
Casualty	188,024	205,942	365,182	225,799	399,087
Property	204,121	141,349	294,760	190,037	159,485
Marine, aviation & transport	94,378	66,834	54,709	35,221	27,389
Other	30,203	22,794	21,571	11,480	9,642
Total reinsurance	516,726	436,919	736,222	462,537	595,603
Total	**521,796**	**493,181**	**931,631**	**535,784**	**771,828**

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Gross premiums earned					
Insurance					
Casualty	—	8,407	57,353	31,308	90,273
Property	10,006	20,590	50,950	7,517	37,606
Marine, aviation & transport	3,146	1,654	394	(242)	17
Other	701	—	665	(391)	328
Total insurance	13,853	30,651	109,362	38,192	128,224
Reinsurance					
Casualty	122,036	217,001	285,193	144,183	243,014
Property	223,343	162,299	210,055	110,372	93,107
Marine, aviation & transport	104,352	73,749	48,853	25,087	21,010
Other	23,810	33,419	20,565	10,081	7,968
Total reinsurance	473,541	486,468	564,666	289,723	365,099
Total	**487,394**	**517,119**	**674,028**	**327,915**	**493,323**

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Net premiums written					
Insurance					
Casualty	—	13,143	55,925	39,074	88,754
Property	1,370	32,178	59,163	10,469	36,268
Marine, aviation & transport	(45)	—	(67)	(1,366)	15
Other	1,619	—	131	(570)	855
Total insurance	2,944	45,321	115,152	47,607	125,892
Reinsurance					
Casualty	121,446	153,946	305,024	184,436	357,030
Property	138,033	68,744	225,375	146,243	135,049
Marine, aviation & transport	40,849	38,540	40,333	24,126	17,571
Other	27,913	18,986	22,348	10,922	8,942
Total reinsurance	328,241	280,216	593,080	365,727	518,592
Total	**331,185**	**325,537**	**708,232**	**413,334**	**644,484**

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Net premiums earned					
Insurance					
Casualty	—	6,715	29,927	21,592	40,644
Property	5,265	16,446	41,777	6,256	32,370
Marine, aviation & transport	920	1,654	491	(1,139)	14
Other	522	—	581	(390)	241
Total insurance	6,707	24,815	72,776	26,319	73,269
Reinsurance					
Casualty	62,807	174,900	239,817	113,175	203,997
Property	158,621	89,821	150,065	83,429	77,281
Marine, aviation & transport	51,837	41,395	34,235	17,919	16,097
Other	21,393	29,350	21,158	12,267	6,888
Total reinsurance	294,658	335,466	445,275	226,790	304,263
Total	**301,365**	**360,281**	**518,051**	**253,109**	**377,532**

3. Acquisitions

2001

The Group acquired 100% of the issued share capital of Seven Hills Insurance Company from Great American Insurance Company on 2 July 2001 for a total cash consideration of $18,400,000. All liabilities incurred by Seven Hills Insurance Company on or prior to the acquisition date were assumed by Great American Insurance Company. Seven Hills Insurance Company was renamed Alea North America Insurance Company on 8 August 2001. At 31 December 2001, Alea North America Insurance Company had not written any material business for the Group.

The Group considers that the fair value of net tangible assets acquired was equal to their book value of $10,000,000 and that the fair value of licences acquired was $8,400,000; hence no goodwill arose on acquisition. The group has recognised an intangible asset of $8,400,000 that represents the cost of licences acquired.

The book value of assets acquired was as follows:

	Book Value $'000	Adjustments $'000	Fair Value $'000
Portfolio investments	8,385	—	8,385
Deposits with credit institutions	1,350	—	1,350
Cash at bank and in hand	265	—	265
Net tangible assets	10,000	—	10,000
Recognition of insurance licences	—	8,400	8,400
Total fair value			18,400
Satisfied by cash			18,400

The Group's share of the results included in the consolidated technical and non-technical accounts in the year ended 31 December 2001 was as follows:

	Total $'000
Gross premiums written	30
Earned premiums, net of reinsurance	—
Claims incurred, net of reinsurance	—
Operating expenses	(242)
Operating loss	(242)
Investment income	270
Other income	312
Exchange differences	—
Profit on ordinary activities before taxation	340

2000

The Group acquired 100% of the issued share capital of The Imperial Fire & Marine Re-Insurance Company Limited on 7 July 2000 for a total cash consideration of $17,000,000. The consideration paid by the Group equated to the adjusted fair values and therefore no goodwill arose on acquisition.

The book value of assets acquired was as follows:

	Book Value $'000	Adjustments $'000	Fair Value $'000
Portfolio investments	4,289	—	4,289
Deposits with credit institutions	109,249	—	109,249
Net liabilities	(101,596)	—	(101,596)
Net tangible assets	11,942	—	11,942
Recognition of tax asset	—	5,058	5,058
Total fair value			17,000
Satisfied by cash			17,000

The adjustments relate to the fair value of acquired tax losses.

The Group's share of the results for the year ended 31 December 2000 included in the consolidated technical and non-technical accounts was as follows:

	Total $'000
Gross premiums written	98,576
Earned premiums, net of reinsurance	51,245
Claims incurred, net of reinsurance	(39,037)
Operating expenses	(23,988)
Operating loss	(11,780)
Investment income	3,655
Other income	—
Exchange differences	(66)
Loss on ordinary activities before taxation	(8,191)

Following the acquisition, the Group changed the name of The Imperial Fire & Marine Re-Insurance Company Limited to Alea London Limited.

4. Movement in prior year provisions for claims outstanding net of reinsurance

The table below presents the movement in the prior year provisions for claims outstanding net of reinsurance. An increase is an adverse run-off deviation and a decrease is a positive run-off deviation to the provision for claims outstanding net of reinsurance held at the previous balance sheet date.

	Year ended 31 December			Six months ended 30 June 2002	Six months ended 30 June 2003
	2000 $'000	2001 $'000	2002 $'000	$'000	$'000
Increase/(decrease) in claims outstanding					
Underwriting years 1999 and prior . . .	28,036	15,430	9,960	3,896	10,317
Underwriting year 2000	—	13,904	15,415	10,351	483
Underwriting year 2001	—	—	1,258	1,866	(2,432)
	28,036	29,334	26,633	16,113	8,368
Claims outstanding net of reinsurance as at prior year end before discount	662,157	633,608	477,379	477,379	514,141
Discount	(26,541)	(11,010)	(21,281)	(21,281)	(25,992)
Claims outstanding net of reinsurance as at prior year end	635,616	622,598	456,098	456,098	488,149

5. Net operating expenses

	Year ended 31 December			Six months ended 30 June 2002	Six months ended 30 June 2003
	2000 $'000	2001 $'000	2002 $'000	$'000	$'000
Acquisition costs	133,993	122,908	232,037	124,787	165,929
Changes in deferred acquisition costs .	(8,532)	11,216	(58,528)	(36,408)	(49,282)
Administrative expenses	52,247	58,479	76,462	33,436	38,704
	177,708	192,603	249,971	121,815	155,351
Reinsurance commissions and profit participation	(5,104)	(28,184)	(45,990)	(22,271)	(29,832)
Net operating expenses	172,604	164,419	203,981	99,544	125,519

6. Profit/(loss) on ordinary activities before taxation

Profit/(loss) is stated after charging:

	Year ended 31 December			Six months ended 30 June 2002	Six months ended 30 June 2003
	2000 $'000	2001 $'000	2002 $'000	$'000	$'000
Depreciation					
Owned assets	7,222	3,321	5,561	2,773	2,613
Rentals under operating leases					
Land and buildings	2,655	3,603	3,909	1,955	2,111
Other	136	432	291	145	18
Auditors' remuneration					
Audit fees	982	1,017	1,574	576	687
Other services	1,681	830	1,035	442	360

7. Investment return

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Investment income					
Income from land and buildings	318	95	—	—	—
Income from other investments	40,676	40,255	49,170	23,833	27,396
	40,994	40,350	49,170	23,833	27,396
Net gains on the realisation of investments	8,912	4,928	8,477	1,224	10,115
	49,906	45,278	57,647	25,057	37,511
Investment expenses					
Debt interest	(2,030)	(2,784)	(6,530)	(3,248)	(2,456)
Other investment expenses	(2,350)	(1,815)	(2,761)	(1,947)	(1,983)
	45,526	40,679	48,356	19,862	33,072
Unrealised investment gains/ (losses)					
Movement during the year	447	2,807	25,388	3,538	(984)

8. Employee information

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Wages and salaries	23,615	22,818	42,214	21,227	21,031
Social security costs	2,414	2,589	3,186	1,602	2,699
Other pension costs	3,058	2,331	3,197	1,608	2,758
	29,087	27,738	48,597	24,437	26,488

The average number of employees was as follows:

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 Number	2001 Number	2002 Number	2002 Number	2003 Number
Underwriting	96	112	110	110	115
Finance	24	48	66	54	69
Information technology	41	34	37	34	39
Claims	—	23	28	24	30
Technical accounts	—	28	27	26	32
Management and administration	51	67	76	70	79
	212	312	344	318	364

9. Directors' remuneration

9.1 Salaries, bonuses, benefits in kind

The information below details the Directors' fees earned, basic salary paid, the bonus paid and the monetary value of all other benefits. Separate details are also provided of the main terms of the bonus declared during each period.

	Six months ended 30 June 2003			
	Salary/fees $'000	**Bonuses $'000**	**Benefits $'000**	**Total $'000**
Chief Executive Officer				
Dennis W Purkiss	265	341	102	708
Non-executive directors				
James R Fisher	188	—	—	188
Todd A Fisher	13	—	—	13
Perry Golkin	13	—	—	13
Scott C Nuttall	13	—	—	13
Timothy C Faries[(1)]	13	—	—	13
Richard T Delaney	88	—	—	88
Total	593	341	102	1,036

	Six months ended 30 June 2002			
	Salary/fees $'000	**Bonuses $'000**	**Benefits $'000**	**Total $'000**
Chief Executive Officer				
Dennis W Purkiss	227	65	35	327
Non-executive directors				
James R Fisher	188	—	—	188
Todd A Fisher	13	—	—	13
Perry Golkin	13	—	—	13
Scott C Nuttall	13	—	—	13
Timothy C Faries[(1)]	13	—	—	13
Richard T Delaney	88	—	—	88
Total	555	65	35	655

	Year ended 31 December 2002			
	Salary/fees $'000	**Bonuses $'000**	**Benefits $'000**	**Total $'000**
Chief Executive Officer				
Dennis W Purkiss	477	67	39	583
Non-Executive directors				
James R Fisher	375	—	—	375
Todd A Fisher	25	—	—	25
Perry Golkin	25	—	—	25
Scott C Nuttall	25	—	—	25
Timothy C Faries[(1)]	25	—	—	25
Max Furrer	25	—	—	25
Richard T Delaney	175	—	—	175
Total	1,152	67	39	1,258

(1) *Timothy C Faries is a partner at Appleby, Spurling & Kempe. His fees for services to the Company are paid to A.S.&K. Services Ltd.*

	Year ended 31 December 2001			
	Salary/fees $'000	Bonuses $'000	Benefits $'000	Total $'000
Chief Executive Officer				
Dennis W Purkiss	442	259	35	736
Non-Executive directors				
James R Fisher	375	—	—	375
Todd A Fisher	25	—	—	25
Perry Golkin	25	—	—	25
Romeo Cerutti	—	—	—	—
Max Furrer	24	—	—	24
Rudolf Tschani	25	—	—	25
Total	916	259	35	1,210

	Year ended 31 December 2000			
	Salary/fees $'000	Bonuses $'000	Benefits $'000	Total $'000
Chief Executive Officer				
Dennis W Purkiss	235	186	37	458
Non-Executive directors				
James R Fisher	350	—	—	350
Todd A Fisher	25	—	—	25
Perry Golkin	25	—	—	25
Max Furrer	619	35	3	657
Romeo Cerutti	25	—	—	25
Total	1,279	221	40	1,540

The salary and fees for Max Furrer for the year ended 31 December 2000 include an amount of $473,000 payable as compensation for loss of office. This amount was payable in four equal instalments two of which were paid in the year ended 31 December 2001.

9.2 *Pensions*

Dennis W. Purkiss had a money purchase pension scheme in the three years ended 31 December 2002 and the six months ended 30 June 2003. No other directors had pensions in the above period.

9.3 *Directors' interest in the shares of Alea Group Holdings AG and the Company*

The Directors had the following interests in the common shares of Alea Group Holdings AG and the Company.

Dennis W Purkiss had a beneficial interest in 11,688 "B" Shares in Alea Group Holdings AG or the Company as applicable in the three years ended 31 December 2002, and in 13,379 "B" Shares in the six months to 30 June 2003. Richard T Delaney had a beneficial interest in 1,348 "B" Shares in Alea Group Holdings AG in the year ended 31 December 2002, a beneficial interest in 674 "B" Shares in the six months ended 30 June 2002, and over 2,022 "B" Shares in the six months ended 30 June 2003. Perry Golkin, Todd A. Fisher and Scott C. Nuttall are connected with Kohlberg Kravis Roberts & Co. which, at 30 June 2003, together with its affiliated companies, owned 3,537,004 "A" Shares. James R. Fisher is connected with Fisher Capital Corp. LLC, which, at 30 June 2003, owned 7,480 "B" Shares.

9.4 *Directors' share options*

Dennis W Purkiss had options over 46,752 "B" Shares for the three years ended 31 December 2002 and over 50,134 "B" Shares for the six months ended 30 June 2003. Fisher Capital Corp LLC had options over 11,586 "B" Shares in Alea Group Holdings AG for the year ended 31 December 2000 and over 23,217 "B" Shares for the two and a half years ended 30 June 2003. No other directors had share options in the periods.

9.5 *Loans to directors*

On 19 May 2000, a secured loan amount of $375,045 denominated in Pounds Sterling with interest charged at 6.85% per annum was issued in favour of Dennis Purkiss, a Director of the Company. The loan was extended in terms of a share purchase scheme offered to eligible employees and has the same conditions as those offered to other employees.

The loan principal was repayable in five annual equal instalments with the first repayment due on 31 May 2001. During 2002, repayment dates on all loans extended under the scheme had their anniversary dates reset to 31 August. The repayment of principal due on 31 August 2002 was subsequently waived for one year as part of a general waiver granted to all employees. The final principal repayment is now due on 31 August 2006.

At 30 June 2003, the value of the loan including accrued interest stood at $351,919 (30 June 2002: $330,019; 31 December 2002: $330,067; 31 December 2001: $303,423). The maximum amount owed during the period ending 30 June 2003 was $351,919 (30 June 2002: $330,019; 31 December 2002: $336,011; 31 December 2001: $385,644). No amounts have been written off or been provided against at the relevant balance sheet date.

10. Taxation

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
The credit/(charge) for taxation comprises:					
Current taxation	(2,798)	1,677	(918)	(1,499)	(965)
Deferred taxation	8,715	3,841	2,912	(487)	(5,759)
	5,917	5,518	1,994	(1,986)	(6,724)
The credit/(charge) can be analysed as follows:					
Tax on profits excluding realised and unrealised gains	6,493	6,421	2,085	(2,450)	(6,814)
Tax on claims equalisation provisions	—	—	710	506	535
Tax on realised gains	(1,255)	(135)	(621)	(165)	(955)
Tax on unrealised gains	679	(768)	(180)	123	510
	5,917	5,518	1,994	(1,986)	(6,724)

The tax for the periods presented varied from the stated rate of UK corporation tax as explained below:

	Year ended 31 December			Six months ended 30 June	Six months ended 30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
Profit/(loss) on ordinary activities before taxation	(49,894)	(33,770)	52,585	16,448	41,359
Profit/(loss) on ordinary activities multiplied by the standard rate of UK corporation tax at 30%	(14,968)	(10,131)	15,776	4,934	12,408
Adjustment in respect of foreign tax rates	9,618	1,056	(10,066)	(3,628)	1,711
Adjustment to tax in respect of prior periods	6	426	(27)	—	(1,232)
Overseas and other taxes	1,590	(2,356)	933	114	124
Movement in tax losses	2,602	9,195	(8,450)	(149)	(10,499)
Other permanent items	3,175	617	550	53	(838)
Other timing differences	775	(484)	2,202	175	(709)
Current tax (credit)/charge	2,798	(1,677)	918	1,499	965

The tax credit for year ended 31 December 2002 and the charges for the periods ended 30 June 2002 and 30 June 2003 include a credit for deferred tax in respect of tax losses not previously recognised.

11. Minority Interest

In consideration of $30 million, Alea (Bermuda) Ltd ("AB") issued to BT (Pacific) Limited New York ("BTP") 30 million, 6% preferred shares with a $1.00 par value and a liquidation value of $1.00 per share and in consideration of $20 million, Alea Holdings Guernsey Ltd. ("Guernseyco") issued to BTP 200,000 shares of 6% redeemable preferred stock $0.01 par value with a liquidation value of $100.00 per share (together the "subordinated preferred shares issued by subsidiaries").

The following summarises the amended terms of the subordinated preferred shares issued by subsidiaries and the redemption and liquidation conditions.

The subordinated preferred shares issued by subsidiaries may be optionally redeemed by the issuer at any time at the stated liquidation value. The subordinated preferred shares issued by subsidiaries must be mandatorily redeemed in cash on the earlier of (i) 2013 and (ii) in the event of a Change of Control (as defined in the Subscription Agreements). On a mandatory redemption date or in the event that a Change of Control occurs within one year following an optional redemption by AB or Guernseyco, or upon liquidation, the cash amount due to BTP on the subordinated preferred shares issued by subsidiaries shall be determined based upon the proceeds in the form of sale proceeds or dividends received by KKR Fund 1996 Fund (Overseas) Limited Partnership ("KKR Fund") on its shares. In the event that KKR Fund has not received $150 million in proceeds, no cash amount is due to BTP on redemption of the subordinated preferred shares issued by subsidiaries or upon liquidation. In the event that KKR Fund has received in excess of $150 million in proceeds, the redemption or liquidation amount shall equal the amount of such excess proceeds until BTP shall have received an IRR of 6%. In the event that KKR Fund has received proceeds in excess of $150 million plus an amount equal to an IRR of 6%, BTP shall receive an additional cash redemption or liquidation amount equal to 25% of the proceeds to KKR Fund in excess of a 6% IRR to KKR Fund, but not in excess of an 8% IRR.

In the event that either or both AB or Guernseyco is liquidated, the holders of the subordinated preferred shares issued by subsidiaries will be entitled to payment as set out above prior to any payments to Alea Group Holdings AG with respect to Alea Group Holdings AG's common stock ownership of such subsidiaries. No common stock dividends may be paid by an issuer of subordinated preferred shares issued by subsidiaries while redemption obligations on the subordinated preferred shares issued by subsidiaries are in arrears.

Under the terms of the Master Amendment, no dividend may be paid by Alea Group Holdings AG to stockholders unless AB and Guernseyco have paid any amounts due BTP with respect to the subordinated preferred shares issued by subsidiaries and AB and Guernseyco shall have assets that can be converted into cash that would be sufficient to pay the redemption amount to BTP as calculated in accordance with the Subscription Agreements.

Subject to the conditions above, BTP may be entitled to a dividend of up to 8% accruing on the subordinated preferred shares issued by subsidiaries on 19 May 2000. However, the conditions have not yet been fulfilled and therefore no amount is due and no liability has been recorded as at 30 June 2003. The 8% dividend on the subordinated preferred shares issued by subsidiaries represents a contingent liability as at the balance sheet date and the cumulative amount that would be due if the conditions were satisfied, at this date, would be $13.6 million (31 December 2002: $11.2 million, 30 June 2002: $8.9 million, 31 December 2001: $6.7 million, 31 December 2000: $2.5 million).

Contingent upon the planned public offering and receipt by the Company of gross proceeds of at least $275 million, the Company has agreed to purchase for a consideration of $42.5 million the subordinated preferred shares issued by subsidiaries held on the balance sheet at a valuation of $50 million creating a contingent asset of $7.5 million.

12. Earnings/(loss) per common share

Earnings/(loss) per common share is based on profits/(loss) of $34.6 million (30 June 2002: $14.5 million; 31 December 2002: $54.6 million; 31 December 2001: $(28.3) million; 31 December 2000: $45.0 million).

No dilution of earnings per share would arise if all outstanding share options were exercised.

13. Intangible assets

The net book value of intangible assets comprises capitalised expenses of $1,568,000 in obtaining US licences in the year ended 31 December 2000 together with insurance licences for the US market, with a fair value of $8,400,000, which were acquired during the year ended 31 December 2001 as a result of the purchase of Seven Hills Insurance Company. Based on their annual impairment review, the Directors believe that no impairment exists and therefore, as

at 30 June 2003, the licences are stated at $9,968,000 (30 June 2002: $9,968,000, 31 December 2002: $9,968,000, 31 December 2001: $9,968,000, 31 December 2000: $1,568,000).

14. Investments

	Current Value					Historical Cost				
	31 Dec 2000 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	30 June 2002 $'000	30 June 2003 $'000	31 Dec 2000 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Other financial investments										
Shares and other variable yield securities										
– Listed	322	994	611	1,022	664	192	902	611	902	762
– Unlisted	215	346	338	346	101	215	750	338	750	101
	537	**1,340**	**949**	**1,368**	**765**	**407**	**1,652**	**949**	**1,652**	**863**
Debt securities – Unit Trusts										
– Listed	14,080	15,204	21,745	18,329	28,169	14,063	15,198	22,176	18,815	26,636
Debt securities and other fixed income securities										
– Listed	423,612	525,358	963,880	881,984	1,091,543	421,556	517,168	930,228	866,763	1,058,097
Deposits	268,803	415,506	120,165	96,081	107,853	268,803	415,506	120,165	108,226	107,853
	692,415	940,864	1,084,045	978,065	1,199,396	690,359	932,674	1,050,393	974,989	1,165,950
Total other financial instruments	**707,032**	**957,408**	**1,106,739**	**997,762**	**1,228,330**	**704,829**	**949,524**	**1,073,518**	**995,456**	**1,193,449**
Deposits with ceding undertakings	**79,558**	**80,838**	**92,106**	**87,846**	**107,152**	**79,558**	**80,838**	**92,106**	**87,847**	**107,152**
Land and buildings	**11,546**	**—**	**—**	**—**	**—**	**14,165**	**—**	**—**	**—**	**—**
Total investments	**798,136**	**1,038,246**	**1,198,845**	**1,085,608**	**1,335,482**	**798,552**	**1,030,362**	**1,165,624**	**1,083,303**	**1,300,601**

Included within the investments as at 30 June 2003, the Group held $9.4 million (30 June 2002: $10.1 million; 31 December 2002: $11.1 million; 31 December 2001: $13.2 million; 31 December 2000: $4.9 million) as statutory deposits with local regulators. A further $421.2 million (30 June 2002: $316.1 million; 31 December 2002: $402.0 million; 31 December 2001: $279.8 million; 31 December 2000: $223.3 million) is held in trust for the benefit of holders of North American policies. Included within the figure at 30 June 2003 is $52.6 million (30 June 2002: nil; 31 December 2002: $46.3 million; 31 December 2001: nil; 31 December 2000: nil) that Alea (Bermuda) Ltd. has placed in trust on behalf of Alea North America Insurance Company due to the quota share between these companies. There is a floating pledge over certain investments for the issue, in the normal course of business, of letters of credit. As at 30 June 2003, the pledge covered assets of $218.4 million (30 June 2002: $157.1 million; 31 December 2002: $175.7 million; 31 December 2001: $104.7 million; 31 December 2000: $79.4 million). Included within "Debt securities unit trusts listed" as at 30 June 2003 the group held Société d'Investissement à Capital Variable ("SICAV") of $28.2 million (30 June 2002: $18.3 million; 31 December 2002: $21.7 million; 31 December 2001: $15.2 million; 31 December 2000: $14.1 million) pledged for the benefit of French and Belgian Cedents. These SICAVs are mutual funds invested in European fixed income securities with average credit quality of AA and duration of approximately five years.

14.1 Summary by rating – Debt securities and other fixed income securities

	31 Dec 2000 $'000	31 Dec 2000 %	31 Dec 2001 $'000	31 Dec 2001 %	31 Dec 2002 $'000	31 Dec 2002 %	30 June 2002 $'000	30 June 2002 %	30 June 2003 $'000	30 June 2003 %
AAA/US Govt or equivalent	312,151	45	530,531	57	919,077	85	704,911	72	1,039,754	87
AA	306,338	44	357,744	38	144,557	13	245,880	25	143,923	12
A	61,844	9	49,494	5	17,503	2	24,370	3	15,308	1
BBB	—	—	1,235	—	408	—	404	—	411	—
NR	12,082	2	1,860	—	2,500	—	2,500	—	—	—
	692,415	100	940,864	100	1,084,045	100	978,065	100	1,199,396	100

14.2 Summary by maturity – Debt securities and other fixed income securities

	31 Dec 2000 $'000	31 Dec 2000 %	31 Dec 2001 $'000	31 Dec 2001 %	31 Dec 2002 $'000	31 Dec 2002 %	30 June 2002 $'000	30 June 2002 %	30 June 2003 $'000	30 June 2003 %
Less than 1 year . .	353,389	51	489,390	52	202,484	19	280,671	29	261,439	22
1 year up to 3 years	127,931	19	110,189	12	281,954	26	257,412	26	264,152	22
3 years up to 5 years	78,205	11	164,051	17	173,748	16	135,214	14	226,634	19
5 years to 10 years	85,567	12	96,619	10	147,961	14	137,254	14	150,804	12
More than 10 years	47,323	7	80,615	9	277,898	25	167,514	17	296,367	25
	692,415	100	940,864	100	1,084,045	100	978,065	100	1,199,396	100

Included within fixed income securities with a maturity of more than 10 years are mortgage backed securities issued by US Government Agencies with a market value of $177.3 million (30 June 2002: $151.1 million; 31 December 2002: $181.9 million; 31 December 2001: $71.0 million; 31 December 2000: $32.3 million) and nominal weighted average life of 1.7 years (30 June 2002: 3.9 years; 31 December 2002: 1.8 years; 31 December 2001: 4.9 years; 31 December 2000: 5.5 years).

15. Debtors arising out of reinsurance and insurance operations

	31 Dec 2000 $'000	31 Dec 2001 $'000	31 Dec 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Pipeline premiums in respect of inwards reinsurance not yet due . . .	214,141	174,118	244,383	327,485	485,280
Other debtors arising out of reinsurance operations	171,214	103,136	133,271	130,684	176,178
Debtors arising out of reinsurance operations	385,355	277,254	377,654	458,169	661,458
Pipeline premiums in respect of inwards insurance not yet due	1,212	12,534	70,929	43,604	41,897
Other debtors arising out of insurance operations	—	27,081	40,560	19,824	55,846
Debtors arising out of insurance operations	1,212	39,615	111,489	63,428	97,743

All insurance debtors arise from transactions with intermediaries.

16. Tangible assets

The net book value of tangible assets is made up as follows:

	Computer equipment and software $'000	Fixtures, fittings and office equipment $'000	Other assets $'000	Total $'000
Cost				
As at 1 January 2001	8,869	3,021	3,100	14,990
Additions	5,696	1,727	23	7,446
Disposals	(1,664)	(705)	(1,877)	(4,246)
As at 31 December 2001	12,901	4,043	1,246	18,190
Additions	2,751	2,122	—	4,873
Disposals	—	(41)	(325)	(366)
As at 30 June 2002	15,652	6,124	921	22,697
Additions	3,659	(460)	1,164	4,363
Disposals	(381)	(105)	174	(312)
As at 31 December 2002	18,930	5,559	2,259	26,748
Additions	2,045	453	75	2,573
Disposals	—	—	—	—
As at 30 June 2003	20,975	6,012	2,334	29,321
Depreciation				
As at 1 January 2001	(4,920)	(1,594)	(1,996)	(8,510)
Charge for year	(2,279)	(886)	(156)	(3,321)
Disposals	1,521	605	1,427	3,553
As at 31 December 2001	(5,678)	(1,875)	(725)	(8,278)
Charge for the period	(1,751)	(1,022)	—	(2,773)
Disposals	—	39	321	360
As at 30 June 2002	(7,429)	(2,858)	(404)	(10,691)
Charge for the period	(2,430)	395	(753)	(2,788)
Disposals	—	59	(198)	(139)
As at 31 December 2002	(9,859)	(2,404)	(1,355)	(13,618)
Charge for the period	(2,254)	(131)	(228)	(2,613)
Disposals	—	—	—	—
As at 30 June 2003	(12,113)	(2,535)	(1,583)	(16,231)
Net book value				
As at 31 December 2000	**3,949**	**1,427**	**1,104**	**6,480**
As at 31 December 2001	**7,223**	**2,168**	**521**	**9,912**
As at 30 June 2002	**8,223**	**3,266**	**517**	**12,006**
As at 31 December 2002	**9,071**	**3,155**	**904**	**13,130**
As at 30 June 2003	**8,862**	**3,477**	**751**	**13,090**

17. Other assets

	31 Dec 2001 $'000	31 Dec 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Deferred taxation	37,964	46,657	39,739	40,061
Tax recoverable	3,206	2,300	2,246	4,562
Amounts due from investors	30,000	—	—	—
Other	17,380	17,270	5,848	9,380
	88,550	66,227	47,833	54,003

The amount for other assets as at 31 December 2001 included $30 million representing amounts due from investors as capital commitments related to the Group's Capital Enhancement Program (CEP) (discussed in note 18 below) which was received in January 2002.

Asset/(provision) for deferred tax comprises:

	31 Dec 2001 $'000	31 Dec 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Tax losses and disclaimed technical reserves	37,861	45,823	40,058	41,552
Other timing differences	103	834	(319)	(1,491)
	37,964	46,657	39,739	40,061
Balance as at beginning of period	33,800	37,964	37,964	46,657
Credit/(charge) for the period	3,841	2,912	(487)	(5,759)
Exchange movement	323	5,781	2,262	(837)
Balance as at end of period	37,964	46,657	39,739	40,061

The Group's net deferred tax asset at 30 June 2003 was $40.1 million. The balance included a deferred tax asset of $19.8 million in respect of losses carried forward in Alea London Ltd., and $21.8 million in respect of losses carried forward in Alea Europe Ltd. Losses are available to carry forward indefinitely in the United Kingdom, and for a period of seven years in Switzerland.

The deferred tax asset has been recognised in respect of losses carried forward to the extent, based upon detailed budgets, the Group anticipates taxable profits to arise within the foreseeable future.

18. Capital Enhancement Program

The Company was incorporated on 7 December 2001 to become the ultimate parent company of the Group. The source of the capital raised through the Capital Enhancement Program was:

Sources of funds	Shares issued	$'000
KKR 1996 Fund (Overseas) Limited Partnership	1,163,061	100,000
Other investors' capital injected and cash received pre 31 December 2001	1,312,222	112,825
Other investors' capital committed pre 31 December 2001; received in January 2002	348,918	30,000
As at 31 December 2001	2,824,201	242,825
Other investors January 2002	50,593	4,350
	2,874,794	247,175
Alea Group Holdings AG supplemental loan facility accessed by the Company in exchange for intercompany demand note		75,000
Alea Group Holdings AG revolver facility accessed by the Company in exchange for an intercompany demand note		25,000
Total operating capital raised from the Capital Enhancement Program		347,175

19. Share capital

	31 December 2001		31 December 2002		30 June 2002		30 June 2003	
	Number of shares '000	$'000	Number of shares '000	$'000	Number of shares '000	$'000	Number of shares '000	$'000
Authorised:								
Class A Voting Common Shares of $0.01	95,000	950	95,000	950	95,000	950	95,000	950
Class B Non-Voting Common Shares of $0.01	5,000	50	5,000	50	5,000	50	5,000	50
Founder shares of $1.00	12	12	12	12	12	12	12	12
Undesignated shares of $0.01	900,000	9,000	900,000	9,000	900,000	9,000	900,000	9,000
	1,000,012	10,012	1,000,012	10,012	1,000,012	10,012	1,000,012	10,012

	2001		2002		30 June 2002		30 June 2003	
	Number of shares	$'000	Number of shares	$'000	Number of shares	$'000	Number of shares	$'000
Allotted, called up and fully paid:								
Class A Voting Common Shares of $0.01	1,163,061	12	4,893,739	49	4,893,739	49	4,893,739	49
Class B Non-Voting Common Shares of $0.01	1,312,222	13	410,997	4	397,345	4	441,431	4
	2,475,283	25	5,304,736	53	5,291,084	53	5,335,170	53
Allotted, called up and not fully paid:								
Class B Non-Voting Common Shares of $0.01	348,918	3						
	2,824,201	28						
Exchange of Alea Group Holdings AG Non-Voting Shares of CHF 100 for Alea Group Holdings (Bermuda) Ltd Class B Non-Voting Common Shares of $0.01[(1)]	170,359	2						
	2,994,560	30						
Exchange of Alea Group Holdings AG Voting Shares of CHF 100 for Alea Group Holdings (Bermuda) Ltd Class A Voting Common Shares of $0.01[(1)]	2,245,517	22						
Total share capital under merger accounting	5,240,077	52						

(1) *Note the exchange of Alea Group Holdings AG and common shares took place on 1 May 2002.*

Stock options and restricted shares

Alea Group Holdings AG had in place a stock purchase and option plan for key employees and advisors known as the 1998 Amended and Restated Stock Option Plan for Key Employees and Subsidiaries (the "Swiss Plan"). The Company adopted a 2002 Stock Purchase and Option Plan for Key Employees of the Company and its Subsidiaries (the "Bermuda Plan") in connection with the redomiciling of the ultimate parent company of the Alea Group to Bermuda and all awards under the Swiss Plan are now governed by the terms of the Bermuda Plan. The terms of the Bermuda Plan are substantially similar to the terms of the Swiss Plan. All Alea Group Holdings AG non-voting participation shares and options were exchanged for Class B Non-Voting Common Shares and an option in connection with an equity exchange offer that was completed on 3 April 2002. In total, 750,000 shares of Class B Non-Voting Common Shares are authorised for use under the Bermuda Plan.

The exercise price of the options over Common Shares will be the fair market value of the Common Shares on the grant date. With the exception of certain options granted to a senior executive, the options vest rateably over a five-year period. The exercisability of the options accelerates upon a change of control of the Group. Options expire and are no longer exercisable on the tenth anniversary or in certain circumstances at the end of the three month period following such tenth anniversary of the grant date. The expiration of the options can accelerate due to termination of

employment. Certain options granted to the aforementioned executive contain performance vesting features as well as shortened expiration and vesting periods.

The terms of issue of the Company's Class B Common Shares and the exercise price of the options to acquire Class B Common Shares on the purchase/grant date are determined by the Remuneration Committee in accordance with the terms of the Bermuda Plan. Generally, options vest rateably over a five-year period.

In addition, the company has issued to Fisher Capital Corp., L.L.C. certain options to acquire Class B Non-Voting Common Shares, which options are fully vested and are exercisable within fifteen years of the date of grant. In connection with a consulting agreement, the company has issued restricted shares to Richard Delaney, a former member of the Board of Directors. These restricted shares are fully vested.

Transactions involving common share options and share participation certificate options are as follows:

	Number of shares 31 Dec 2001	Weighted average exercise price $	Number of shares 31 Dec 2002	Weighted average exercise price $	Number of shares 30 June 2002	Weighted average exercise price $	Number of shares 30 June 2003	Weighted average exercise price $
Options								
Outstanding as 1 January	370,693	72	444,960	84	444,960	80	478,883	85
Granted	82,310	66	74,821	86		—	86,447	86
Forfeited	(8,043)	136	(40,898)	100	(16,124)	83	(25,560)	84
Outstanding as at period end	444,960	70	478,883	83	428,836	79	539,770	85

20. Movements in shareholders' funds

	Share capital $'000	Share premium $'000	Profit & loss account $'000	Capital reserve $'000	Total $'000
As at 1 January 2002	52	354,488	(104,421)	103,474	353,593
Share issues	1	7,151	—	—	7,152
Retained profit for the financial year	—	—	54,579	—	54,579
Exchange differences	—	—	(445)	—	(445)
Movement in capital reserve	—	—	—	(3,373)	(3,373)
Share repurchases	—	(60)	—	—	(60)
Capital raising expenses	—	(172)	—	—	(172)
Cancellation of predecessor treasury stock	—	—	—	(734)	(734)
At 31 December 2002	**53**	**361,407**	**(50,287)**	**99,367**	**410,540**
As at 1 January 2003	53	361,407	(50,287)	99,367	410,540
Transfer from share premium to profit and loss account	—	(18,628)	18,628	—	—
Retained profit for the financial period	—	—	34,635	—	34,635
Exchange differences	—	—	(2,901)	—	(2,901)
Share issues	—	3,350	—	—	3,350
Share repurchases	—	(697)	—	—	(697)
At 30 June 2003	**53**	**345,432**	**75**	**99,367**	**444,927**
Memorandum:					
As at 1 January 2002	52	354,488	(104,421)	103,474	353,593
Share issues	1	4,349	—	—	4,350
Retained profit for the financial period	—	—	14,462	—	14,462
Exchange differences	—	—	2,233	—	2,233
Movement in capital reserve	—	—	—	(3,108)	(3,108)
Capital raising expenses	—	(172)	—	—	(172)
Share repurchases	—	(21)	—	—	(21)
At 30 June 2002	**53**	**358,644**	**(87,726)**	**100,366**	**371,337**

21. Claims outstanding

	31 December 2000 $'000	31 December 2001 $'000	31 December 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Gross					
Provision for claims incurred, reported and not reported	1,042,064	1,149,084	1,196,027	1,207,065	1,283,575
Discount	(29,104)	(59,769)	(79,912)	(76,106)	(79,941)
	1,012,960	1,089,315	1,116,115	1,130,959	1,203,634
Claims handling provisions	9,128	10,842	10,834	12,031	17,318
Claims incurred, gross of reinsurance	1,022,088	1,100,157	1,126,949	1,142,990	1,220,952
Aggregate excess reinsurance					
Provision for claims incurred, reported and not reported	(258,268)	(371,445)	(448,599)	(409,643)	(481,941)
Discount	18,094	35,874	48,424	43,556	53,278
Net aggregate excess reinsurance	(240,174)	(335,571)	(400,175)	(366,087)	(428,663)
Other reinsurance					
Provision for claims incurred, reported and not reported	(159,316)	(311,102)	(244,121)	(291,117)	(261,179)
Discount	—	2,614	5,496	3,002	3,066
Net other reinsurance	(159,316)	(308,488)	(238,625)	(288,115)	(258,113)
Total reinsurance	(399,490)	(644,059)	(638,800)	(654,202)	(686,776)
Claims reserves, net of reinsurance	622,598	456,098	488,149	488,788	534,176
Funds withheld on aggregate excess contracts	193,163	208,467	225,144	216,621	217,347
Trust fund and LOC collateral available against aggregate excess reinsurance recoverable	—	41,896	103,631	65,431	147,155
Total collateral available against aggregate excess reinsurance recoverable	193,163	250,363	328,775	282,052	364,502
Collateral held in respect of unearned premiums	—	29,822	44,633	46,602	48,398
Total collateral held	193,163	280,185	373,408	328,654	412,900
Total funds held by reinsurer in Trust plus Letters of Credit	—	*71,718*	*148,264*	*112,033*	*195,553*

Note: total collateral available includes $17.9 million at 30 June 2003 and $27.7 million at 30 June 2002 in respect of premiums paid in June but not credited to Trust Funds until September 2003 and July 2002 in each year respectively.

Claims outstanding include claims less reinsurance recoveries on certain classes of business which have been discounted. The total volume of outstanding claims provisions less reinsurance recoveries before discounting amounted to $557,773 (30 June 2002: $518,336; 31 December 2002: $514,141; 31 December 2001: $477,379).

Where appropriate, reserves are discounted in accordance with statutory regulations of the European Union. Discount rates are based on the expected future cash flow derived from assets set-up for the ultimate payment of reserves. The Group discounts loss reserves for certain business with a mean term to ultimate claims settlement in excess of four years. The majority of such discount applies to casualty business. The amount of discount at 30 June 2003 can be analysed as follows:

	Gross	Reinsurance	Net	Gross mean term
	$'000	$'000	$'000	Years
London	5,718	(2,942)	2,776	4.4
Bermuda	23,577	(16,335)	7,242	4.3
US	13,642	(12,402)	1,240	5.9
Europe	37,004	(24,665)	12,339	5.3
Total	79,941	(56,344)	23,597	5.2

For reserves attributable to 31 December 2001 and prior the discount rate applied to gross claim reserves is 5%. Reserves attributable to periods subsequent to 31 December 2001 are discounted at 4% and a discount rate of 6% is applied for reserves subject to the 1999 and prior aggregate excess contracts. The gross discount is established based on the mean term of the gross liabilities exceeding four years as determined at the reserving group level. This discount is reduced on a net basis to reflect the change in duration which results from the application of the reinsurance contracts.

In determining the mean term to ultimate claims settlement, estimates have been made based on the underlying claims settlement patterns.

Discount rates are based on the expected future cash flow derived from assets set-up for the ultimate payment of reserves. As claims are paid, the discount is reversed at the same rate as when the discount was initially established. All discount arising has been established at rates below the average investment return for the last five years which at 30 June 2003 was 6.2%.

22. Equalisation provision

The equalisation reserve, established in accordance with Chapter 6 of the Interim Prudential Sourcebook for UK Insurers (and, prior to 1 December 2001, the requirements of the Insurance Companies (Reserves) Act 1995 and the Insurance Companies (Reserves) Regulations 1996), is required by Schedule 9A to the Companies Act 1985 to be included within technical provisions notwithstanding that it does not represent a liability at the balance sheet date. It is in addition to the provisions required to meet the anticipated ultimate cost of settling outstanding claims at the balance sheet date. This provision has reduced shareholders' funds by $3.0 million (30 June 2002: $1.2 million; 31 December 2002: $1.7 million; 31 December 2001: nil; 31 December 2000: nil) net of taxation, with the balance on the general business technical account and the profit before taxation for the year/period both reduced by $1.8 million, (30 June 2002: $1.7 million; 31 December 2002: $2.4 million; 31 December 2001: nil; 31 December 2000: nil).

23. Other technical provisions

As at 30 June 2003, the Directors determined that an unexpired risk provision to recognise the cost of claims and expenses arising after the end of the financial year from contracts concluded before that date, in excess of the unearned premium reserve, need not be established. As at 31 December 2000, 31 December 2001, 31 December 2002, and 30 June 2002 there was no provision. The provision established in 1999 of $9.1 million was released in 2000 and included within other technical charges.

24. Creditors

	31 December 2001 $'000	31 December 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Creditors arising out of reinsurance and insurance operations				
Reinsurance balances payable	126,366	116,347	122,253	213,127
Insurance balances payable	20,657	42,423	9,508	43,535
	147,023	158,770	131,761	256,662
Funds withheld on aggregate excess reinsurance	208,467	225,144	216,621	217,347
	355,490	383,914	348,382	474,009

25. Amounts owed to credit institutions

The Group has entered into a term loan facility for CHF 100 million which is repayable in annual tranches in 2002 to 2004, with the balance due in 2005.

The Group also has a revolving credit facility which it can draw down until the expiry of the loan facility in 2005. During 2002 the Group utilised CHF 15 million ($11.1 million) (2001: $25 million) of this facility.

In addition, during 2001 the credit facilities outlined above were supplemented with an additional $75 million "B" term loan component. This is due to be paid in full in 2007.

Total loan repayments under the above facilities fall due as follows:

Due during the year ended 31 December	31 December 2000 $'000	31 December 2001 $'000	31 December 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
2002	9,255	8,929	—	5,034	—
2003	9,874	9,524	11,429	10,738	5,912
2004	9,874	9,524	11,429	10,738	11,823
2005	32,706	56,546	73,574	65,268	81,158
2006	—	—	—	—	—
2007	—	75,000	75,000	75,000	75,000
2008	—	—	—	—	—
Total before debt raising expenses	61,709	159,523	171,432	166,778	173,893
Capitalised debt raising expenses	—	(2,900)	(2,896)	(3,103)	(2,655)
Total	61,709	156,623	168,536	163,675	171,238

Interest is charged at a rate per annum according to the applicable currency LIBOR rates designated as the British Bankers Association's interest settlement rate plus a margin of 0.625%. The margin over the applicable currency LIBOR charged on the "B" term loan component is 3.25%. The interest expense for the period to 30 June 2003 amounted to $2.5 million (30 June 2002: $3.2 million; 31 December 2002: $6.5 million; 31 December 2001: $2.8 million; 31 December 2000: $2.0 million) and appears within investment expenses.

The loan imposes restrictive covenants including limitations on the granting of liens, other dispositions of assets, increased indebtedness and distribution of assets.

Debt raising expenses are capitalised and are amortised over the period of the loans.

26. Other creditors including taxation and social security

	31 December 2001 $'000	31 December 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Corporation tax	—	1,232	980	3,618
Other taxes, including insurance premium tax, and social security costs	713	3,397	1,882	2,478
	713	4,629	2,862	6,096

27. Accruals and deferred income

	31 December 2001 $'000	31 December 2002 $'000	30 June 2002 $'000	30 June 2003 $'000
Deferred reinsurance commissions	5,311	7,740	7,420	6,896
Other accruals and deferred income	26,184	28,618	19,142	41,552
	31,495	36,358	26,562	48,448

28. Capital commitments

At 30 June 2003 there were capital commitments of $1.3 million (30 June 2002: $1.7 million; 31 December 2002: $1.5 million; 31 December 2001: $1.9 million; 31 December 2000: nil) relating to software, leasehold improvements and fixtures and fittings.

29. Operating leases

	Land and buildings 31 December 2001 $'000	Other 31 December 2001 $'000	Land and buildings 31 December 2002 $'000	Other 31 December 2002 $'000	Land and buildings 30 June 2002 $'000	Other 30 June 2002 $'000	Land and buildings 30 June 2003 $'000	Other 30 June 2003 $'000
Annual commitments under operating leases which expire:								
– within one year	198	35	147	71	78	—	34	—
– between two and five years	1,579	397	2,499	220	1,666	23	1,732	37
– over five years	1,826	—	1,263	—	1,648	—	2,455	—
	3,603	432	3,909	291	3,392	23	4,221	37

The amount incurred under operating leases during the period ended 30 June 2003 was $2.1m (30 June 2002: $2.1m; 31 December 2002: $4.2 million; 31 December 2001: $4.0 million, 31 December 2000: $2.8 million).

30. Pension commitments

The employees of the Group are covered by defined contribution schemes the costs of which are charged to profits when incurred. The total cost of retirement benefits for the Group during the period ended 30 June 2003 was $1.6 million (30 June 2002: $1.6 million; 31 December 2002: $3.2 million; 31 December 2001: $2.3 million).

In 2000 the Group maintained a defined benefits scheme pension plan (Swiss scheme) for the employees in Switzerland. The Group determined on 26 June 2000 to convert the Swiss scheme to a defined contribution scheme to align the Swiss scheme to other defined contribution pension plans within the Group, effective in 2001. The Group also approved a contribution of $2.5 million to the Swiss scheme.

31. Related party transactions

Kohlberg Kravis Roberts & Co.

The Group pays annual advisory fees of $750,000 to Kohlberg Kravis Roberts & Co. ("KKR"), an affiliate of KKR 1996 Fund (Overseas) Limited Partnership, a shareholder and KKR Partners (International), Limited Partnership, also a shareholder and $350,000 to Fisher Capital Corp. L.L.C., also a shareholder.

Loans to Officers

As at 30 June 2003 the Group had loans to officers of $969,211 (30 June 2002: $1,195,798; 31 December 2002: $99,238; 31 December 2001: $1,118,564).

The number of officers concerned at 30 June 2003 was 10 (30 June 2002: 10: 31 December 2002: 10: 31 December 2001: 10).

Bristol West

During 2002, Alea London Ltd underwrote a 40% share of an inwards reinsurance contract with Bristol West Insurance Group (Bristol West), a company controlled by a KKR fund other than KKR 1996 Fund (Overseas), Limited Partnership, which controls the Company. The contract was priced and terms and conditions established on an arm's length basis by an unrelated lead underwriter and found to be acceptable by the Company using the Company's normal actuarial practices. Mr James R. Fisher, a director of the Company, is Chairman of the Board of Bristol West and did not participate in the decision to utilise the Company. The co-participating reinsurers on the contract are companies unrelated to either the Company, Bristol West, KKR or Mr J. Fisher. The contract had the following impact on the profit and loss account, balance sheet and cash flows of the Group:

	Six months ended 30 June 2003 $'000	Year ended 31 December 2002 $'000	Six months ended 30 June 2002 $'000
General business technical account			
Gross premiums written	167,740	65,000	59,411
Gross premiums earned	51,658	42,029	19,838
Incurred losses	(41,326)	(33,623)	(15,870)
Acquisition expenses	(8,782)	(7,145)	(3,372)
Balance on technical account	1,550	1,261	596
Balance sheet			
Cash received	33,322	12,821	2,500
Reinsurance debtors	129,846	32,681	46,811
Deferred acquisition costs	23,639	3,905	6,727
Claims outstanding	(44,943)	(25,175)	(15,870)
Unearned premium reserves	(139,053)	(22,971)	(39,573)
Cash flows			
Premium received	63,329	21,269	3,146
Claims paid	(30,007)	(8,448)	(646)

No amounts have been written off in respect of debts due to or from Bristol West.

Willis Group Holdings

KKR 1996 Fund (Overseas), Limited Partnership currently owns 23.3% on an undiluted basis and 19.8% on a fully diluted basis of the outstanding common equity of Willis Group Holdings Limited. Willis Group Holdings Limited and its subsidiaries ("Willis") conduct insurance and reinsurance intermediary activities.

The Group has entered into multiple business arrangements for the three years ended 31 December 2002 and the six months ended 30 June 2003 with Willis. These transactions involved the production and procurement of insurance and reinsurance relationships and contracts, in many cases for a commission or fee, the transmission of premium and other related transactions.

While most of these relationships and contracts individually have involved less than 0.5% of the assets of the Group, some of the transactions have involved premium flows or other cash flows through Willis in excess of such amounts. In aggregate the total premiums written by the Group produced through Willis for the years ended 31 December 2000, 2001 and 2002 and the six months ended 30 June 2002 and 2003 were $35 million, $35.5 million, $88.5 million, $42.3 million and $38.6 million, respectively.

The Group's dealings with intermediaries, including Willis, are on arm's length normal commercial terms.

32. Credit risk – Exposure to Lumbermens

In connection with the Group's acquisition of the Equus Re reinsurance division of Lumbermens on 3 December 1999, Alea (Bermuda) Ltd. and Lumbermens entered into a 100% quota share reinsurance of the Lumbermens business written by Equus Re through 30 September 1999 (namely, business written by Equus Re prior to the Group's acquisition of the Equus Re operations). Lumbermens, in turn, provides stop loss reinsurance to Alea Bermuda for losses in excess of a 75% paid loss ratio on the same business (the "Protected Business"). Lumbermens is contractually required to fund losses on its own behalf once the 75% paid loss ratio is met. In addition to the Protected Business, the parties agreed the Group would write new and renewal business on behalf of Lumbermens (as the reinsurer) up to 31 December 2001, which business is ceded by a 100% quota share reinsurance to Alea (Bermuda) Ltd. (the " Fronted Business"). As is required for credit for reinsurance purposes when cessions are made to non-U.S. licensed reinsurers, the Group has collateralized its obligations to Lumbermens.

On 3 December 1999 through an Underwriting Management Agreement, Lumbermens retained Alea North America Company ("ANAC") as its agent for adjusting and paying claims and collecting premiums under both the Protected Business and the Fronted Business.

The mutual obligations of Alea (Bermuda) Ltd. and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. The Group's balance sheet records the net balances due to Lumbermens under the Protected Business as $13 million ($94 million and $81 million due to and from Lumbermens respectively) and to Lumbermens under the Fronted Business as $132 million.

The reinsurance agreement requires collateral to be equal to 120% of the estimated loss reserves. As at 30 June 2003 the amount held as collateral with Lumbermens was $208 million, which was subsequently reduced to $180 million based on agreed 30 June 2003 balances.

Lumbermens announced on 3 March 2002 that it planned to cease writing new business. Lumbermens' financial strength ratings have since been downgraded by A.M. Best to "D" and by Standard & Poor's to "CCC," in each case with a negative outlook. These ratings have subsequently been withdrawn by the said agencies at Lumbermens' request. On 30 June 2003, Lumbermens announced that at 31 May 2003 it had remaining audited statutory surplus of $313 million. Lumbermens risk based capital level allows the Illinois Department of Insurance to assume control of Lumbermens at its discretion. The mutual obligations of Alea (Bermuda) Ltd. and Lumbermens described above are subject to contractual mutual offset provisions under the agreements and as permitted under Illinois law. The Directors believe that the Group should not be exposed to material credit risk resulting from these arrangements with Lumbermens.

33. Notes to the statement of cash flows

	31 December			30 June	30 June
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
(a) Reconciliation of operating profit/(loss) to net cash inflow/(outflow) from operating activities					
Operating (loss)/profit before tax on ordinary activities	(49,894)	(33,770)	52,585	16,448	41,359
Depreciation of tangible assets	7,222	3,321	5,561	2,773	2,613
Loss on disposal of fixed assets	230	693	457	6	—
Change to market value and currencies on investments	7,587	(467)	(24,319)	5,607	(1,757)
Gains/losses on foreign exchange	(1,233)	(3,406)	5,746	7,361	638
Change in capital reserve	—	—	(3,372)	(3,107)	—
Elimination of own shares	—	(959)	(794)	(21)	—
Change in reinsurance debtors	(81,945)	69,698	(172,274)	(204,728)	(270,058)
Change in amounts due from reinsurance not transferring significant risk	(21,311)	68,961	25,429	(3,778)	14,954
Change in goodwill	3,011	—	—	—	—
Change in other assets	(16,778)	152	110	11,532	7,890
Change in prepayments and accrued income	(10,665)	5,784	(2,729)	(2,787)	4,457
Change in technical provisions	(43,554)	75,695	296,083	264,785	385,586
Change in equalisation reserves	—	—	2,368	1,688	1,782
Change in technical provisions – reinsurers' share	(39,078)	(232,782)	(109,883)	(92,341)	(125,249)
Change in deposits with cedents	(7,171)	(1,280)	(11,268)	(7,008)	(15,046)
Change in reinsurance creditors	127,443	71,994	28,424	(7,108)	90,095
Change in liabilities not transferring significant insurance risk	21,862	(95,152)	(6,806)	15,671	(17,915)
Change in other creditors	(489)	131	2,684	1,170	(919)
Change in accruals	11,618	11,030	4,862	(4,933)	12,091
Interest expense	2,030	2,787	6,530	3,248	2,456
Net cash (outflow)/inflow from operating activities	(91,115)	(57,570)	99,394	4,478	132,977

	Year ended 31 December			Six months ended 30 June	
	2000 $'000	2001 $'000	2002 $'000	2002 $'000	2003 $'000
(b) Movement in opening and closing portfolio investments net of financing					
Net cash inflow/(outflow) for the year/period	26,418	(6,189)	(3,243)	(15,326)	9,924
Cash flow – portfolio investments net of financing	8,598	131,529	125,012	45,625	119,834
Movement arising from cash flows	35,016	125,340	121,769	30,299	129,758
Acquired with subsidiary	113,538	9,735	—	—	—
Changes in market value and exchange rates	(6,796)	2,652	12,406	(12,323)	(945)
Total movement in portfolio investments net of financing	141,758	137,727	134,175	17,976	128,813
Portfolio as at 1 January	553,532	695,290	833,017	833,017	967,192
Portfolio as at 31 December/30 June	695,290	833,017	967,192	850,993	1,096,005

(c) Movement in cash and portfolio investments

	At 1 Jan 2000 $'000	Cash flow $'000	Acquired with subsidiary $'000	Changes to value and currencies $'000	At 31 Dec 2000 $'000	Cash flow $'000	Acquired with subsidiary $'000	Changes to market value and currencies $'000	At 31 Dec 2001 $'000
Cash at bank and in hand	12,228	26,418	—	(225)	38,421	(6,189)	—	—	32,232
Land and buildings	14,346	—	—	(2,800)	11,546	(11,309)	—	(237)	—
Shares and other variable-yield securities	73,135	(68,960)	—	(3,638)	537	803	—	—	1,340
Debt securities — unit trusts — Listed	14,080	—	—	—	14,080	1,393	—	(269)	15,204
Debt securities and other fixed income securities	416,542	2,128	4,289	653	423,612	92,388	8,385	973	525,358
Deposits with credit institutions	85,701	75,430	109,249	(1,577)	268,803	145,353	1,350	—	415,506
	616,032	35,016	113,538	(7,587)	756,999	222,439	9,735	467	989,640
Loan notes	(62,500)	—	—	791	(61,709)	(97,099)	—	2,185	(156,623)
	553,532	35,016	113,538	(6,796)	695,290	125,340	9,735	2,652	833,017

	At 1 Jan 2002 $'000	Cash flow $'000	Changes to market value and currencies $'000	At 31 Dec 2002 $'000	Cash flow $'000	Changes to market value and currencies $'000	At 30 June 2003 $'000
Cash at bank and in hand	32,232	(3,243)	—	28,989	9,924	—	38,913
Shares and other variable-yield securities and units in unit trusts	1,340	(704)	313	949	(86)	(98)	765
Debt securities — unit trusts — Listed	15,204	6,978	(437)	21,745	4,461	1,963	28,169
Debt securities and other fixed income securities	525,358	414,079	24,443	963,880	127,771	(108)	1,091,543
Deposits with credit institutions	415,506	(295,341)	—	120,165	(12,312)	—	107,853
	989,640	121,769	24,319	1,135,728	129,758	1,757	1,267,243
Loan notes	(156,623)	—	(11,913)	(168,536)	—	(2,702)	(171,238)
	833,017	121,769	12,406	967,192	129,758	(945)	1,096,005

	At 1 Jan 2002 $'000	Cash flow $'000	Changes to market value and currencies $'000	At 30 June 2002 $'000
Cash at bank and in hand	32,232	(15,326)	—	16,906
Shares and other variable-yield securities	1,340	—	28	1,368
Debt securities — unit trusts — Listed	15,204	3,618	(493)	18,329
Debt securities and other fixed income securities	525,358	361,768	(5,142)	881,984
Deposits with credit institutions	415,506	(319,425)	—	96,081
	989,640	30,635	(5,607)	1,014,668
Loan notes	(156,623)	(335)	(6,717)	(163,675)
	833,017	30,300	(12,324)	850,993

(d) Net cash outflow on portfolio

	Purchases 31 Dec 2000 $'000	Sales 31 Dec 2000 $'000	Net cash flow 31 Dec 2000 $'000	Purchases 31 Dec 2001 $'000	Sales 31 Dec 2001 $'000	Net cash flow 31 Dec 2001 $'000	Purchases 31 Dec 2002 $'000	Sales 31 Dec 2002 $'000	Net cash flow 31 Dec 2002 $'000
Land and buildings	—	—	—	—	(11,309)	(11,309)	—	—	—
Shares and other variable yield securities	2,925	(71,885)	(68,960)	884	(81)	803	—	(703)	(703)
Debt securities – unit trusts – Listed	—	—	—	1,393	—	1,393	6,978	—	6,978
Debt securities and other fixed income securities	2,106,439	(2,104,311)	2,128	2,874,143	(2,781,755)	92,388	1,739,561	(1,325,483)	414,078
	2,109,364	(2,176,196)	(66,832)	2,876,420	(2,793,145)	83,275	1,746,539	(1,326,186)	420,353
Deposits with credit institutions			75,430			145,353			(295,341)
Net cash outflow on portfolio investments			8,598			228,628			125,012

	Purchases June 2002 $'000	Sales June 2002 $'000	Net cash flow June 2002 $'000	Purchases June 2003 $'000	Sales June 2003 $'000	Net cash flow June 2003 $'000
Shares and other variable yield securities	—	—	—	—	(86)	(86)
Debt securities listed unit trusts	3,617	—	3,617	4,461	—	4,461
Debt securities and other fixed income securities	564,765	(202,997)	361,768	738,647	(610,876)	127,771
	568,382	(202,997)	365,385	743,108	(610,962)	132,146
Deposits with credit institutions			(319,425)			(12,312)
Net cash outflow on portfolio investments			45,960			119,834

34. Group companies

The consolidated financial information presents the financial record of the Group for the three years ended 31 December 2002 and the six months ended 30 June 2003. The following are the parent companies, and the subsidiary undertakings, that have been included in the consolidated financial information.

Name	Nature of business	Country of incorporation/ registration
Alea Group Holdings (Bermuda) Limited	Ultimate parent company as at 26 February 2002 Minority shareholder as at 31 December 2001	Bermuda
Alea Group Holdings AG	Intermediate parent company as at 26 February 2002 Ultimate parent company as at 31 December 2001	Switzerland
Alea Europe Limited	Reinsurance carrier	Switzerland
Alea (Bermuda) Limited	Reinsurance carrier	Bermuda
Alea Holdings US Company	Intermediate parent company	USA
Alea North America Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Specialty Insurance Company	Insurance and reinsurance carrier	USA
Alea North America Company	Reinsurance intermediary	USA
Alea Holdings UK Limited	Intermediate holding company	England & Wales
Alea London Limited	Reinsurance and insurance carrier	England & Wales
Alea Services UK Limited	Services company	England & Wales
Alea Financial UK Limited	Risk intermediary	England & Wales
Alea Technology Limited	Software and Systems	England & Wales
IRM International Reinsurance Management Limited	Services company	Switzerland
Alea Jersey Limited	Reinsurance and insurance carrier	Jersey
Alea Global Risk Limited	Reinsurance and insurance carrier	Jersey
Alea Holdings Guernsey Limited	Special purpose entity	Guernsey

All companies listed above are subsidiaries of the Group. The equity share capital of the subsidiaries listed above is wholly owned by the Group. Alea Holdings Guernsey Limited and Alea (Bermuda) Limited have preferred shares, the whole of which are owned by the minority interests.

35. Litigation

Lumbermens is in dispute with PXRE Reinsurance Company, who reinsured Lumbermens excess of the 75% paid loss ratio described in Note 32 through a retrocessional arrangement. On August 26, 2003 Alea North America Company ("ANAC") was joined as a third party defendant in the lawsuit between PXRE Reinsurance Company and Lumbermens. The amount in issue is approximately $29.25 million. PXRE's maximum liability under the retrocessional arrangement is $50 million and it has been paid $20.75 million in premium. PXRE will be required to return premium with interest if it is entitled to rescission. Lumbermens has advised the Directors that it will vigorously defend itself against PXRE's claims. ANAC intends to vigorously defend the claims against it. Since ANAC was very recently served with the third party complaint, the Directors believe it is premature to provide any assessment of the likelihood of Lumbermens' prevailing on PXRE's claims or ANAC prevailing on Lumbermens' claims.

A claim has been made against the Group by a former employee alleging discrimination, harassment and retaliation for damages totalling $3.5 million. At this stage it is not possible to estimate the amount of any potential liability that may arise for the Group. The Group believes the allegations are unfounded and intends to vigorously defend itself against the claim.

No provision has been made in the accounts for either matter.

36. Contingent Liabilities

The Group, through the Canadian branch of Alea Europe Ltd, has assumed ownership of certain structured settlements and has purchased annuities from life assurers to provide fixed and recurring payments to those underlying claimants. As a result of these arrangements, the Group is exposed to a credit risk to the extent that any of these insurers are unable to meet their obligations under the structured settlements. This risk is viewed by the Directors as being remote as the annuities are fully funded and the Group has only purchased annuities from Canadian insurers with a financial stability of AA or higher (Standard & Poors). The Canadian branch is in run-off and the branch discontinued accepting assignments of annuities in August 2001. In the event of all the relevant life insurers being unable to meet their obligations under the structured settlements, the total exposure, net of amounts that may be recoverable from the Compensation Corporation of Canada (a Canadian industry-backed compensation scheme), is estimated to be 180 million Canadian Dollars ($133 million) and the maximum in relation to any one insurer 83 million Canadian Dollars ($61 million).

37. Post balance sheet events

In connection with the planned Global Offer, Alea Group Holdings (Bermuda) Ltd ("AGHB"), the Guarantor of the obligations of Alea Group Holdings AG ("Borrower"), has agreed with BT (Pacific) Limited New York, a subsidiary of Deutsche Bank ("BT Pacific") to purchase all of the Alea (Bermuda) Ltd and Alea Holdings Guernsey Limited 6% Redeemable Preferred Shares held by BT Pacific with a face value of $50 million for a price of $42.5 million. The benefits of the transaction are (i) the purchase is accretive to AGHB's consolidated common shareholders equity, (ii) simplifies the AGHB consolidated balance sheet and (iii) provides additional flexibility.

AGHB's obligation to repurchase is subject to the following conditions: (a) AGHB must receive at least $275 million in gross proceeds in connection with the Global Offer (b) the borrower having received the consents required under the Amended and Restated Credit Agreement as Supplemented, dated as of 17 March 1998.

10,714 Class B Common Shares of $0.01 were issued on 2 October 2003.

On 13 November 2003 900,000,000 undesignated shares were redesignated respectively as 895,958,060 A Common Shares of $0.01 and 4,041,940 B Common Shares of $0.01. On 13 November 2003 there was a bonus issue of 92,981,041 A Common Shares of $0.01 and 8,589,843 B Common Shares of $0.01. On 13 November 2003 all B Common Shares of $0.01 were redesignated as A Common Shares of $0.01. Consequent upon these changes share capital will increase by $1.0 million and share premium will decrease by $1.0 million.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

The unaudited consolidated pro forma statement of net assets of the Group as at 30 June 2003, as set out below, has been prepared for illustrative purposes only to show the effect of the Global Offer as if it had taken place on 30 June 2003. The pro forma statement of net assets of the Group, because of its nature, may not give a true picture of the financial position of the Group.

The net assets of the Group as at 30 June 2003 included in the pro forma statement of net assets have been extracted, without adjustment, from the audited consolidated balance sheet of the Group as at 30 June 2003 as presented in Part 7: Accountants' Report.

UNAUDITED CONSOLIDATED STATEMENT OF PRO FORMA NET ASSETS

	As at 30 June 2003 $'000	Adjustments $'000	Adjustments $'000	Pro forma as at 30 June 2003 $'000
	Note 1	Note 2	Note 3	
Intangible assets	9,968	—	—	9,968
Investments	1,335,482	—	—	1,335,482
Reinsurers' share of technical provisions	804,858	—	—	804,858
Debtors	794,676	—	—	794,676
Other assets	106,006	255,606	(42,500)	319,112
Prepayments and accrued income	172,748	—	—	172,748
Total assets	3,223,738	255,606	(42,500)	3,436,844
Technical provisions	(1,993,806)	—	—	(1,993,806)
Deposits received from reinsurers	(217,347)	—	—	(217,347)
Creditors	(469,210)	—	—	(469,210)
Accruals and deferred income	(48,448)	—	—	(48,448)
Minority interests	(50,000)	—	50,000	—
Net assets	**444,927**	**255,606**	**7,500**	**708,033**

Note 1: Extracted, without adjustment, from the Accountants' Report on the Group set out in Part 7 of this document.

Note 2: An adjustment has been made to reflect the issue of 66,000,000 Common Shares in the Global Offer assuming no exercise of the Over-Allotment Option, resulting in net proceeds of $255.6 million after payment of estimated issue costs of $22.9 million (translated from pounds sterling at the noon buying rate of the Federal Reserve Bank of New York on 13 November 2003).

Note 3: An adjustment has been made to reflect the redemption of minority interests (6% Redeemable Preferred Shares) with a face value of $50 million for a price of $42.5 million. This purchase is accretive to the Group's consolidated common shareholders' equity.

The Directors and Proposed Directors
Alea Group Holdings (Bermuda) Ltd.
Cannon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Deloitte.

Goldman Sachs International
Peterborough Court
133 Fleet Street
London EC4A 2BB

Merrill Lynch International
2 King Edward Street
London EC1A 1HQ

14 November 2003

Dear Sirs

Alea Group Holdings (Bermuda) Ltd. (the "Company") and its subsidiaries (together the "Group")

We report on the unaudited pro forma statement of net assets of the Group (the "pro forma financial information") set out in Part 8 of the Listing Particulars of the Company dated 14 November 2003 (the "Listing Particulars") issued by the Company. The pro forma financial information has been prepared for illustrative purposes only to provide information about how the Global Offer might have affected the financial information presented.

Responsibilities

It is the responsibility solely of the Directors and Proposed Directors of the Company to prepare the pro forma financial information in accordance with paragraph 12.29 of the Listing Rules of the UK Listing Authority (the "Listing Rules").

It is our responsibility to form an opinion, as required by the Listing Rules, on the pro forma financial information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the pro forma financial information beyond that owed to those to whom our reports were addressed by us at the dates of their issue.

Basis of opinion

We conducted our work in accordance with the Statements of Investment Circular Reporting Standards and the Bulletin 1998/8 "Reporting on pro forma financial information pursuant to the Listing Rules" issued by the Auditing Practices Board in the United Kingdom. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the unadjusted financial information with the source documents, considering the evidence supporting the adjustments and discussing the pro forma statement of net assets with the Directors and Proposed Directors of the Company.

Our work has not been carried out in accordance with auditing or other standards and practices generally accepted in the United States or other jurisdictions and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

Opinion

In our opinion:

(a) the pro forma financial information has been properly compiled on the basis stated;

(b) such basis is consistent with the accounting policies of the Company; and

(c) the adjustments are appropriate for the purposes of the pro forma financial information of the Group as disclosed pursuant to paragraph 12.29 of the Listing Rules.

Yours faithfully

Deloitte & Touche LLP
Chartered Accountants

1. General

The Group operates primarily through seven operating licensed insurance/reinsurance companies: Alea (Bermuda) Ltd., domiciled in Bermuda, Alea Europe Ltd., domiciled in Switzerland, Alea Global Risk, domiciled in Jersey, Alea Jersey, domiciled in Jersey, Alea London Limited, domiciled in the UK, Alea Specialty, domiciled in Delaware and Alea North America Insurance, domiciled in New York. The business of insurance and reinsurance is a regulated business, although the degree and type of regulation, particularly in relation to reinsurance, varies significantly from one jurisdiction to another.

This regulation described below in more detail is generally designed to protect policyholders rather than investors and relates to such matters as licensing of insurers (and reinsurers), solvency requirements, dividend limitations, internal systems and controls, transactions with related parties, disciplinary and other sanctions and annual and other reporting obligations.

2. Bermuda

As a holding company, Alea Holdings Bermuda is not subject to Bermuda insurance regulations. However, the Insurance Act regulates the insurance business of the Group's operating subsidiary in Bermuda, Alea (Bermuda) Ltd., and provides that no person may carry on any insurance business in or from within Bermuda unless registered as an insurer by the Bermuda Monetary Authority under the Insurance Act. Insurance as well as reinsurance is regulated under the Insurance Act.

The Insurance Act distinguishes between insurers carrying on long-term business and insurers carrying on general business. There are four classifications of insurers carrying on general business, with Class 4 insurers subject to the strictest regulation. Alea (Bermuda) Ltd., which is incorporated to carry on general insurance and reinsurance business, is registered as a Class 3 insurer in Bermuda and is regulated as such under the Insurance Act. Alea (Bermuda) Ltd. is not licensed to carry on long-term business. The continued registration of Alea (Bermuda) Ltd. as an insurer is subject to the applicant complying with the terms of its registration and such other conditions as the Bermuda Monetary Authority may impose from time to time.

An Insurance Advisory Committee appointed by the Minister of Finance advises the Bermuda Monetary Authority on matters connected with the discharge of the Bermuda Monetary Authority's functions. Sub-committees of the Insurance Advisory Committee supervise and review the law and practice of insurance in Bermuda, including reviews of accounting and administrative procedures. The day-to-day supervision of insurers is the responsibility of the Bermuda Monetary Authority.

The Insurance Act also imposes on Bermuda insurance companies solvency and liquidity standards and auditing and reporting requirements and grants the Bermuda Monetary Authority powers to supervise, investigate, require information and the production of documents and intervene in the affairs of insurance companies. An insurer's registration may be cancelled by the Bermuda Monetary Authority on certain grounds specified in the Insurance Act, including failure of the insurer to comply with its obligations under the Insurance Act or if, in the opinion of the Bermuda Monetary Authority after consultation with the Insurance Advisory Committee, the insurer has not been carrying on business in accordance with sound insurance principles.

2.1 Principal Representative

An insurer is required to maintain a principal office in Bermuda and to appoint and maintain a principal representative in Bermuda. For the purpose of the Insurance Act, Alea (Bermuda) Ltd.'s principal office is its executive offices in Crown House, 3rd Floor, P.O. Box HM 2983, 4 Par-la-Ville Road, Hamilton HM 08 Bermuda, and Alea (Bermuda) Ltd.'s principal representative is André Perez. Without a reason acceptable to the Bermuda Monetary Authority, an insurer may not terminate the appointment of its principal representative, and the principal representative may not cease to act as such, unless 30 days' notice in writing to the Bermuda Monetary Authority is given of the intention to do so.

2.2 Loss Reserve Specialist

As a registered Class 3 insurer, Alea (Bermuda) Ltd. is required annually to file a Statement of Actuarial Opinion regarding the reasonableness of the loss and loss adjustment reserves established by Alea Management. The Statement of Actuarial Opinion must be signed by a qualified property and casualty actuary and the actuary must be approved by the Bermuda Monetary Authority. David Foley, of Deloitte & Touche LLP, is a member of the American Academy of Actuaries and a Fellow of the Casualty Actuarial Society and has been approved by the Bermuda Monetary Authority

as the loss reserve specialist to opine on the reasonableness of the loss and loss adjustment expense reserves established by Alea Management.

2.3 Minimum Solvency Margin, Liquidity and Restrictions on Dividends and Distributions

Under the Insurance Act, the value of the general business assets of a Class 3 insurer, such as Alea (Bermuda) Ltd., must exceed the amount of its general business liabilities by an amount greater than the prescribed minimum solvency margin. The Insurance Act also provides a minimum liquidity ratio for general business insurers, like Alea (Bermuda) Ltd. An insurer engaged in general business is required to maintain the value of its relevant assets at not less than 75% of the amount of its relevant liabilities. Relevant assets include, but are not limited to, cash and time deposits, quoted investments, unquoted bonds and debentures, first liens on real estate, investment income due and accrued, accounts and premiums receivable and reinsurance balances receivable.

Alea (Bermuda) Ltd. is prohibited from declaring or paying any dividends during any financial year if it is in breach of its minimum solvency margin or minimum liquidity ratio or if the declaration or payment of such dividends would cause it to fail to meet such margin or ratio. In addition, if it has failed to meet its minimum solvency margin or minimum liquidity ratio on the last day of any financial year, Alea (Bermuda) Ltd. will be prohibited, without the approval of the Bermuda Monetary Authority, from declaring or paying any dividends during the next financial year.

Alea (Bermuda) Ltd. is prohibited, without the approval of the Bermuda Monetary Authority, from reducing by 15% or more its total statutory capital as set out in its previous year's financial statements, and any application for such approval must include such information as the Bermuda Monetary Authority may require. In addition, at any time it fails to meet its solvency margin, Alea (Bermuda) Ltd. is required, within 30 days after becoming aware of such failure or having reason to believe that such failure has occurred, to file with the Bermuda Monetary Authority a written report containing certain information.

Additionally, under the Bermuda Companies Act, neither Alea Holdings Bermuda nor Alea (Bermuda) Ltd. may declare or pay a dividend, or make a distribution from contributed surplus, if there are reasonable grounds for believing that it is, or would after the payment be, unable to pay its liabilities as they become due, or the realisable value of its assets would be less than the aggregate of its liabilities and its issued share capital and share premium accounts.

2.4 Disclosure of Information

In addition to powers under the Insurance Act to investigate the affairs of an insurer, the Bermuda Monetary Authority may require certain information from an insurer (or certain other persons) to be produced to the Bermuda Monetary Authority. Further, the Bermuda Monetary Authority has been given powers to assist other regulatory authorities, including foreign insurance regulatory authorities, with their investigations involving insurance and reinsurance companies in Bermuda but subject to restrictions. For example, the Bermuda Monetary Authority must be satisfied that the assistance being requested is in connection with the discharge of regulatory responsibilities of the foreign regulatory authority. Further, the Bermuda Monetary Authority must consider whether cooperation is in the public interest. The grounds for disclosure are limited and the Insurance Act provides sanctions for breach of the statutory duty of confidentiality.

Under the Bermuda Companies Act, the Minister of Finance has been given powers to assist a foreign regulatory authority which has requested assistance in connection with enquiries being carried out by it in the performance of its regulatory functions. The Minister of Finance's powers include requiring a person to furnish him with information, to produce documents to him, to attend and answer questions and to give assistance in relation to enquiries. The Minister of Finance must be satisfied that the assistance requested by the foreign regulatory authority is for the purpose of its regulatory functions and that the request is in relation to information in Bermuda which a person has in his possession or under his control. The Minister of Finance must consider, among other things, whether it is in the public interest to give the information sought.

3. United States

The Company has two licensed insurance subsidiaries domiciled in the United States, Alea North America Insurance and Alea Specialty (referred to as the "Alea US Subsidiaries").

3.1 US Insurance Holding Company Regulation of Alea Holdings Bermuda

The Company, as the indirect parent of the Alea US Subsidiaries, is subject to the insurance holding company laws of New York and Delaware. These laws generally require each of the Alea US Subsidiaries to register with its respective domestic state insurance department and to furnish annually financial and other information about the operations of companies within the holding company system. Generally, all material transactions among companies in the holding

company system to which any of the Alea US Subsidiaries is a party, including sales, loans, reinsurance agreements and service agreements must be fair and, if material or of a specified category, require prior notice and approval or non-disapproval by the insurance department where the subsidiary is domiciled.

3.2 Changes of Control

Before a person can acquire control of a US insurance company, prior written approval must be obtained from the insurance commissioner of the State where the domestic insurer is domiciled. Prior to granting approval of an application to acquire control of a domestic insurer, the State insurance commissioner will consider such factors as: the financial strength of the applicant, the integrity and management of the applicant's board of directors and executive officers, the acquiror's plans for the management and future operations of the domestic insurer and any anti-competitive results that may arise from the consummation of the acquisition of control. Generally, State statutes provide that control over a domestic insurer is presumed to exist if any person, directly or indirectly, owns, controls, holds with the power to vote, or holds proxies representing, 10% or more of the voting securities of the domestic insurer. Because a person acquiring 10% or more of the Common Shares would indirectly control the same percentage of the stock of the Alea US Subsidiaries, the insurance change of control laws of Delaware and New York would likely apply to such a transaction.

3.3 Legislative Changes

On 26 November 2002, the Terrorism Act was enacted to ensure the availability of insurance coverage for terrorist acts in the United States. The Terrorism Act requires commercial property and casualty insurers to offer coverage for losses due to certified acts of terrorism that does not differ materially from the terms, amounts and other coverage limitations offered by the insurer for other types of risks. Insured losses which are compensable under the Terrorism Act are those losses caused by an act certified by the US Secretary of the Treasury, in concurrence with the US Secretary of State and the US Attorney General, to be an act of terrorism. The US Secretary of the Treasury may only certify an act of terrorism if it involves a foreign person or group and has resulted in damage within the United States or to an air carrier or US flag vessel. To be certified, the act must have caused aggregate damages exceeding $5 million. The Terrorism Act nullifies all terrorism exclusions in existing commercial property and casualty policies, but such exclusions may be reinstated if the insured either gives written authorisation for such reinstatement or fails to pay any increased premium for the terrorism coverage after 30 days' notice. The Terrorism Act also provides for the federal government to reimburse insurers for 90% of their terrorism losses, subject to a premium-based deductible. The deductible for 2003 is 7% of the direct earned premiums for the previous year. For 2004, the deductible will be 10% of the previous year's direct earned premium and for 2005 it will be 15% of the previous year's direct earned premium.

3.4 State Insurance Regulation

State insurance authorities have broad regulatory powers with respect to various aspects of the business of US insurance companies, including: licensing to transact business, accreditation of reinsurers, admittance of assets to statutory surplus, regulating unfair trade and claims practices, establishing reserve requirements and solvency standards, regulating investments and dividends, approving policy forms and related materials in certain instances and approving premium rates in certain instances. State insurance laws and regulations may require the Alea US Subsidiaries to file financial statements with insurance departments wherever they are licensed or authorised or accredited to conduct insurance business, and their operations are subject to examination by those departments at any time. The Alea US Subsidiaries prepare statutory financial statements in accordance with Statutory Accounting Principles and procedures prescribed or permitted by these departments. State insurance departments also conduct periodic examinations of the books and records, financial reporting, policy filings and market conduct of insurance companies domiciled in their States, generally once every three to five years. Examinations are generally carried out in cooperation with the insurance departments of other States under guidelines promulgated by the NAIC.

The terms and conditions of reinsurance agreements generally are not subject to regulation by any US State insurance department with respect to rates or policy terms. As a practical matter, however, the rates charged by primary insurers do have an effect on the rates that can be charged by reinsurers.

3.5 State Dividend Limitations

3.5.1 New York

Alea North America Insurance is domiciled in New York. New York law provides that an insurer domiciled in New York must obtain the prior approval of the State insurance commissioner for the declaration or payment of any dividend which, together with dividends declared or paid in the preceding 12 months, exceeds the lesser of (i) 10% of

policyholders' surplus as shown by its last statement on file with the New York Insurance Department and (ii) adjusted net investment income for the preceding 12-month period. Adjusted net investment income includes a carry forward of undistributed net investment income for two years. Under New York law, an insurer domiciled in New York may not pay dividends to shareholders except out of earned surplus, which is defined as "the portion of the surplus that represents the net earnings, gains or profits, after deduction of all losses, that have not been distributed to the shareholders as dividends or transferred to stated capital or capital surplus or applied to other purposes permitted by law but does not include unrealised appreciation of assets."

3.5.2 *Delaware*

Alea Specialty is domiciled in Delaware. Under the Delaware Insurance Code, Alea Specialty generally may dividend the greater of (i) 10% of surplus as regards policyholders at the preceding year end or (ii) net income for the preceding twelve months ending on the preceding year end less realised capital gains without prior approval of the regulatory authorities. Dividends may only be paid out of earned surplus, which is defined under Delaware law as "an amount equal to the unassigned funds of an insurer as set forth in the most recent annual statement of the insurer submitted to the commissioner including all or part of the surplus arising from unrealised capital gains or revaluation of assets."

3.6 Risk-Based Capital Regulations

Delaware requires that each domestic insurer reports its risk-based capital based on a formula calculated by applying factors to various asset, premium and reserve items. The formula takes into account the risk characteristics of the insurer, including asset risk, insurance risk, interest rate risk and business risk. The respective State insurance regulators use the formula as an early warning regulatory tool to identify possibly inadequately capitalised insurers for purposes of initiating regulatory action, and not as a means to rank insurers generally. State insurance laws impose broad confidentiality requirements on those engaged in the insurance business (including insurers, agents, brokers and others) and on State insurance departments as to the use and publication of risk-based capital data. The respective State insurance regulators have explicit regulatory authority to require various actions by, or to take various actions against, insurers whose total adjusted capital does not exceed certain risk-based capital levels. Each of Alea North America Insurance and Alea Specialty have risk-based capital in excess of the required levels.

3.7 Statutory Accounting Principles

In the United States, SAP is a basis of accounting developed to assist insurance regulators in monitoring and regulating the solvency of insurance companies. It is primarily concerned with measuring an insurer's surplus to policyholders. Accordingly, statutory accounting focuses on valuing assets and liabilities of insurers at financial reporting dates in accordance with appropriate insurance law and regulatory provisions applicable in each insurer's domiciliary state.

US GAAP is concerned with a company's solvency, but it is also concerned with other financial measurements, such as income and cash flows. Accordingly, US GAAP gives more consideration to appropriate matching of revenue and expenses and accounting for management's stewardship of assets than does SAP. As a direct result, different assets and liabilities and different amounts of assets and liabilities will be reflected in financial statements prepared in accordance with US GAAP as opposed to SAP.

SAP established by the NAIC and adopted, in part, by the New York and Delaware regulators determine, among other things, the amount of statutory surplus and statutory net income of the Alea US Subsidiaries and thus determine, in part, the amount of funds they have available to pay dividends.

3.8 Guarantee Associations and Similar Arrangements

Most of the jurisdictions in which the Alea US Subsidiaries are admitted to transact business require property and casualty insurers doing business within the jurisdiction to participate in guarantee associations, which are organised to pay contractual benefits owed pursuant to insurance policies issued by impaired, insolvent or failed insurers. These associations levy assessments, up to prescribed limits, on all member insurers in a particular State on the basis of the proportionate share of the premiums written by member insurers in the lines of business in which the impaired, insolvent or failed insurer is engaged. Some States permit member insurers to recover assessments paid through full or partial premium tax offsets.

3.9 Operations of Alea (Bermuda) Ltd., Alea North America Insurance, Alea Europe Ltd. and Alea London Limited

The insurance laws of each state of the United States and of many other countries regulate or prohibit the sale of insurance and reinsurance within their jurisdictions by non-domestic insurers and reinsurers that are not admitted to

do business within such jurisdictions. Alea (Bermuda) Ltd., Alea London Limited and Alea Europe Ltd. are not admitted to do business in the United States. The Group does not intend that Alea (Bermuda) Ltd., Alea Europe Ltd. and Alea London Limited maintain offices or solicit, advertise, settle claims or conduct other insurance activities in any jurisdiction in the United States where the conduct of such activities would require these companies to be admitted or authorised other than the excess and surplus lines authorities required to conduct the facilities business of Alea London Limited.

In addition to the regulatory requirements imposed by the jurisdictions in which they are licensed, reinsurers' business operations are affected by regulatory requirements in various States of the United States governing "credit for reinsurance" which are imposed on their ceding companies. In general, a ceding company which obtains reinsurance from a reinsurer that is licensed, accredited or approved by the jurisdiction or State in which the ceding company files statutory financial statements is permitted to reflect in its statutory financial statements a credit in an aggregate amount equal to the ceding company's liability for unearned premiums (which are that portion of premiums written which applies to the unexpired portion of the policy period), loss reserves and loss expense reserves ceded to the reinsurer.

Alea (Bermuda) Ltd., Alea London Limited and Alea Europe Ltd. are not licensed, accredited or approved in any State in the United States other than the excess and surplus lines authorities required to conduct the facilities business of Alea London Limited (which in and of themselves do not permit credit for reinsurance written by Alea London Limited). The great majority of States, however, permit a credit to statutory surplus resulting from reinsurance obtained from a non-licensed or non-accredited reinsurer to be recognised to the extent that the reinsurer provides a letter of credit, trust fund or other acceptable security arrangement. A few States do not allow credit for reinsurance ceded to non-licensed reinsurers except in certain limited circumstances and others impose additional requirements that make it difficult to become accredited.

4. United Kingdom

4.1 Regulatory

In the United Kingdom, Alea London Limited and Alea Financial UK are authorised and regulated by the Financial Services Authority under FSMA. Alea London Limited is authorised as a general insurance company. Alea Financial UK is a risk intermediary authorised to advise on, and arrange deals in, investments. The ability of Alea London Limited and Alea Financial UK to continue to conduct their business depends on their compliance with relevant legal and regulatory requirements. These requirements cover areas such as:

- prudential supervision of insurers, insurance groups and investment firms requiring insurers and reinsurers to maintain adequate margins of solvency (namely, the margin by which assets exceed liabilities) and investment firms to maintain financial resources in excess of certain financial resources requirements;
- internal systems and controls, including approval by the Financial Services Authority of persons carrying on certain key functions identified in the relevant regulations;
- extensive reporting requirements; and
- failure to comply with the relevant legal and regulatory requirements could lead to disciplinary action, requirements to compensate customers, the imposition of fines or ultimately, the revocation of an authorisation.

4.2 Powers of Intervention and Investigation

The Financial Services Authority has wide powers under FSMA, particularly powers of intervention and investigation. These include the power to compel an insurance or reinsurance company to establish reserves to cover future liabilities and wide residual powers to require an insurance company to take such action as it appears to the Financial Services Authority to be appropriate to protect policyholders against the risk that the Company may be unable or unwilling to meet its liabilities, which in certain circumstances may include limitations on the declaration and distribution of dividends. The Financial Services Authority has the power to require an authorised firm to provide specified information or produce specified documents reasonably required by the Financial Services Authority in connection with the exercise of its functions under FSMA. The Financial Services Authority may also require an authorised firm (or any member of its group) to provide the Financial Services Authority with a report (prepared by a person nominated or approved by the Financial Services Authority) on any matter in relation to which it has required or could require information or production of documents.

4.3 Regulatory Changes in the United Kingdom and at European Level

The legal and regulatory framework under which financial institutions (including insurance and reinsurance companies) conduct regulated business in the United Kingdom has been subject to significant reform over the past few years and

further reforms are contemplated. While the proposed reforms are wide ranging, current proposed reforms of particular significance include the regulation of general insurance sales and administration (which is expected to come in to force in January 2005) and the establishment of a single prudential regulation framework (through the Integrated Prudential Sourcebook) for all financial institutions (namely, banks, building societies, friendly societies, investment businesses and insurance and reinsurance companies), which will adopt a risk-based approach to assessing capital (and other) requirements, significantly changing the approach to the assessment of capital requirements for insurers.

The regulatory framework of the insurance industry in the United Kingdom is largely formed by European Union directives (which are required to be implemented by member states through national legislation). Although the European Union directives apply to insurance and not to reinsurance, the United Kingdom has chosen to apply their provisions to both insurance and reinsurance. The European Union has, however, recently circulated a draft of the Reinsurance Directive which proposes establishing a common approach among European Union member states in the regulation of reinsurance.

Other particular regulatory developments at European Union level include:

- The "Solvency I" Directive ("Solvency I"), which increases the minimum European Union regulatory requirements. The Solvency I requirements will take effect in the United Kingdom for financial years beginning on or after January 2004. Alea London has assessed the effect of Solvency I and the Directors believe that Alea London Limited has sufficient capital to comply with the Solvency I minimum capital requirements. However, for Alea London to hold proportionately the same amount of capital in excess of the Solvency I minimum capital requirements as it currently holds in excess of the current minimum capital requirements, Alea London may need to hold more capital. Any such additional capital will be funded in the ordinary course through an intra-group funding arrangement. Solvency I is, however, viewed as a temporary measure pending a more comprehensive review of insurers' and reinsurers' capital requirements ("Solvency 2"). Although the Solvency 2 requirements are some years away, pending that review at European Union level, the Financial Services Authority issued a Consultation in July 2003 ("CP 190") setting out its proposals for non-life insurers on a new enhanced risk-based minimum regulatory capital requirement ("ECR") supplemented by a regime under which the Financial Services Authority will review a UK authorised firm's assessment of its individual capital needs, which might have the effect of requiring that Alea London hold more capital. Under CP190, each firm will ultimately have to maintain capital resources which will be the higher of a minimum capital requirement ("MCR"), being the capital requirement set out in European Directives, and the ECR. CP190 also contemplates that, in addition to the minimum amount of capital (higher of MCR or ECR), individual capital assessments will be made to take into account the particular circumstances of a firm, which may result in a firm being required to hold an amount higher than the minimum amount of capital or confirmation that the minimum is adequate. The Financial Services Authority expect to decide during 2004 the date by which UK authorised firms will be required to hold capital at least equal to the ECR. The Financial Services Authority will give twelve months notice of this date. Before that date, however, it is proposed that firms will report to the Financial Services Authority a calculation for ECR along with returns submitted for the year ended 31 December 2004. Guidance by the Financial Services Authority is expected to begin during 2004 taking into account individual capital assessments made by firms.
- Changes will also be made to group capital requirements in the near future to implement the Financial Groups Directive, which includes modifications to the Insurance Groups Directive.
- H.M. Treasury has recently implemented, by Treasury regulations, the Winding-up Directive, which, amongst other things, gives priority in winding-up of an insurance undertaking to claims under direct insurance over all other claims including reinsurance, which in certain circumstances could affect the collectibility of reinsurance or retrocessions ceded by Alea London Limited.

The Financial Services Authority has also issued proposals concerning insurance firms' use of financial engineering, such as financial reinsurance. The Financial Services Authority has proposed that insurance firms' financial engineering arrangements should be subject to appropriate supervisory scrutiny (through greater transparency in regulatory reporting requirements) and that any credit taken for the transfer of risk (for example, under financial reinsurance) should be no more than is commensurate with the risk transferred and value added. Further, it is proposed that the Integrated Prudential Sourcebook will include requirements limiting an insurer's credit risk, for example by limiting the exposure an insurer may have to a single reinsurer.

The insurance industry in the United Kingdom has been under particular scrutiny by the Financial Services Authority for a number of reasons, including some significant insurance insolvencies, complaints about selling practices and perceived concerns regarding the quality, completeness and accuracy of publicly disclosed financial information. This scrutiny has led to the development of certain regulatory provisions and it can be expected that further reviews and changes to applicable law and regulation will occur in the future.

Changes to applicable law or regulation in the United Kingdom or at European Union level may affect the regulatory environment under which Alea London Limited and Alea Financial UK operate. The Group cannot predict the financial effect that any proposed regulations or future law or regulation may have on the financial condition or results of operations of Alea London Limited or Alea Financial UK. It is possible that Alea London Limited and Alea Financial UK may be adversely affected by any proposed or future changes in applicable laws or regulations or in their interpretation or enforcement.

5. Switzerland

Alea Europe Ltd. has received a reinsurance operating licence from the Federal Department of Justice and Police. Alea Europe Ltd. is subject to continued supervision by the Federal Office for Private Insurance ("FOPI"), an administrative unit of the Federal Department of Finance, pursuant to the Federal Law on the Supervision of Private Insurance of 23 June 1978, as amended. The FOPI has supervisory authority as well as the authority to make decisions to the extent that the Federal Department is not explicitly designated by law.

Unlike the insurance business, which is strictly regulated in Switzerland, regulation of the reinsurance business is less intensive and most of the technical rules for direct insurers are not applied to the reinsurance business. The supervision exercised by the FOPI is mainly indirect through the supervision of direct insurance companies and the reinsurance arrangements which they have established.

Under current regulations, Swiss insurance and reinsurance companies cannot operate in any field other than reinsurance and insurance. This rule is subject to exceptions, which are granted by the FOPI. Generally, these exceptions apply if the nature and volume of the proposed non-insurance or non-reinsurance business does not threaten the solvency of the company. Investments in an entity operating outside the reinsurance or insurance field are subject to supervisory authority approval if the investment represents more than 20% (or 10% in the case of a life insurance business) of the share or cooperative capital of the non-insurance entity or if the investment represents more than 10% of the insurer's or reinsurer's shareholders' equity. Approval is granted if the investment does not threaten the solvency of the company.

The FOPI requires each reinsurance company to submit a business plan which, among other things, provides details about the calculation of its technical reserves and about its retrocession policies, and information about the reinsurer's solvency. The FOPI initially examines documents relating to the company's solvency, organisation and management. Any change of the business plan is subject to the prior approval of the FOPI. If all legal requirements are met and necessary guarantees with reference to solvency organisation and management are offered, an operating licence is granted by the Federal Department of Justice and Police. Thereafter, companies must submit an annual business report, including financial statements, detailing information on all aspects of their business activities, such as premium income, paid out benefits, reserves and profits.

Based upon a decree of the Federal Council of 30 November 2001, a commission has been constituted to consider a revision of the overall framework of the Swiss banking and insurance supervision. The first part of the report by the commission was released in early July 2003. The proposal includes the formation of a uniform financial services authority which will comprise the supervision of banks (currently exercised by the Federal Banking Commission) and insurance (currently exercised by the FOPI). In addition, a revision of the Federal Law on the Supervision of Private Insurance is being considered. The emphasis of this revision is on safety, transparency, risk management and corporate governance. The calculation of the solvency is proposed to be based on both business volume and on all the risks to which an insurance company may be exposed. Furthermore rules are proposed for the supervision of insurance groups and finance conglomerates with a focus on capital transactions (loans, letters of credit, guarantees, captives, etc.) within such groups.

Alea Europe Ltd. has entered into certain intra-group guarantees in favour of Alea Global Risk, Alea Jersey Limited, Alea (Bermuda) Ltd. and Alea London Limited. In terms of a ruling by the FOPI dated 16 January 2003, Alea Europe Ltd. is required to notify the FOPI in writing of any intention to make funds available under a guarantee to a Group company, together with evidence of Alea Europe's technical solvency determined in accordance with the Federal Law on the Supervision of Private Insurance and practices of the FOPI. The effect is that Alea Europe Ltd. requires the prior approval of the FOPI to make any payments under any of the guarantees.

6. Jersey

Alea Global Risk and Alea Jersey are incorporated in Jersey. Alea Global Risk and Alea Jersey are registered as Category B permit holders for the purposes of the Insurance Business (Jersey) Law 1996, as amended (the "Jersey Insurance Law"). In Jersey, Alea Global Risk and Alea Jersey are regulated by the Jersey Financial Services Commission ("Jersey Commission"). The ability of Alea Global Risk and Alea Jersey to continue to conduct their insurance and

reinsurance businesses depends upon their compliance with relevant legal and regulatory requirements. Failure to comply with the relevant legal and regulatory standards could lead to the imposition of fines and/or the revocation of their respective permits.

Amongst other things, the Jersey Insurance Law requires Alea Global Risk and Alea Jersey to maintain minimum solvency levels, to observe certain liquidity requirements, to submit to the Jersey Commission annual audited financial statements, to obtain the prior consent of the Jersey Commission to any change in their ownership as well as any change in their respective boards of directors or auditors. The Jersey Insurance Law therefore regulates the ability of Alea Global Risk and Alea Jersey to undertake certain insurance and reinsurance business, to make certain investments and to distribute profits.

The Jersey Insurance Law has been updated on several occasions since its coming into effect in 1996 with the last amendment having taken effect in March 2003. Insurance Business Codes of Practice have been prepared in draft form by the Jersey Commission to reflect international best practice as embodied in the Core Principles of Insurance Supervision. These are due to be circulated by the Jersey Commission for further consultation at the end of 2003. It is anticipated that the final form of the Codes of Practice will also include those recommendations to be made by the International Monetary Fund in respect of its report on the Island of Jersey as a Crown Dependency. It is understood that the recommendations of the International Monetary Fund will also relate to matters of international best practice. The Codes of Practice are likely to take effect in 2004.

Currently there are no known additional legislative changes proposed to be made to the Jersey Insurance Law. However, changes to applicable laws and regulations in Jersey may affect the regulatory environment in which Alea Global Risk and Alea Jersey operate. It is possible that Alea Global Risk and Alea Jersey may be adversely affected by any proposed or future changes to applicable laws and regulations or in their interpretation or enforcement.

1. THE COMPANY

1.1 The Company was incorporated in Bermuda as an exempted company with limited liability under the Bermuda Companies Act on 7 December 2001 and registered in Bermuda with registered number 31408. The Company was incorporated to replace Alea Holdings Switzerland as the ultimate holding company of the Group.

1.2 The Company operates principally under the Bermuda Companies Act. A summary of certain applicable provisions of Bermuda company law is set out in Part 11: Summary of Applicable Bermudan Company Law.

1.3 The registered office of the Company is at Canon's Court, 22 Victoria Street, Hamilton, HM 12, Bermuda. The head office of the Group is at Crown House, 3rd Floor, P.O. Box HM 2983, 4 Par-la-Ville Road, Hamilton HM 08, Bermuda.

2. SHARE CAPITAL

2.1 The Common Shares are in registered form. As described in paragraph 18 of this Part 10: Additional Information, the Common Shares themselves will not be admitted to CREST but Depositary Interests issued by Capita IRG Trustees in respect of the underlying Common Shares will be able to be held and transferred through the CREST system. Application has been made for Admission and it is expected that unconditional dealings in the Common Shares will commence on 19 November 2003. None of the Common Shares have been marketed or are available in whole or in part to the public in conjunction with the application for the Common Shares to be admitted to the Official List. In connection with the Global Offer, temporary documents of title will not be issued. However, it is expected that Depositary Interests will be issued or transferred to subscribers for Common Shares on the day of Admission. Depositary Interests will be credited to CREST accounts on the date of Admission.

2.2 The Company was incorporated with an authorised share capital of $12,000 divided into 12,000 Common Shares which were redesignated as founder's shares of $1.00 each. Since its incorporation, there have been the following changes in the share capital of the Company:

2.2.1 on 7 December 2001, 12,000 founder shares of $1.00 each were allotted to KKR Fund and no call was made in respect of such shares;

2.2.2 on 7 December 2001, by a resolution in writing of KKR Fund, then the sole member of the Company, the authorised share capital of the Company was increased from $12,000 to $10,012,000 by the creation of 95,000,000 Class A Common Shares of $0.01 each ("Class A Common Shares"), 5,000,000 Class B Non-Voting Common Shares of $0.01 each ("Class B Common Shares") and 900,000,000 undesignated shares of $0.01 each;

2.2.3 on 19 December 2001, the 12,000 founder shares in issue were cancelled upon closing of the Share Purchase and Exchange Agreement dated 19 December 2001 and summarised in paragraph 20.12 of this Part 10: Additional Information;

2.2.4 on 19 December 2001, 1,163,061 Class A Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $100,000,000;

2.2.5 on 19 December 2001, 614,386 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $52,825,000;

2.2.6 on 28 December 2001, 697,836 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $60,000,000;

2.2.7 on 16 January 2002, 348,918 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $30,000,000;

2.2.8 on 31 January 2002, 11,049 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $950,000;

2.2.9 on 4 February 2002, 39,544 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $3,400,000;

2.2.10 on 26 February 2002, 2,245,517 Class A Common Shares were issued, fully paid, to a former shareholder of Alea Holdings Switzerland in exchange for the transfer to the Company of 2,245,517 Alea Holdings Switzerland voting shares;

2.2.11 on 26 February 2002, 26,368 Class B Common Shares were issued, fully paid, to a former shareholder of Alea Holdings Switzerland in exchange for the transfer to the Company of 26,368 Alea Holdings Switzerland non-voting shares;

2.2.12 on each of 31 March, 30 June, 30 September and 31 December 2002, 31 March, 30 June and 30 September 2003, 337 Class B Common Shares were issued, fully paid, to a former director and consultant of the Company in consideration for his services;

2.2.13 on 3 April 2002, 125,914 Class B Common Shares were issued, fully paid, to the remaining former shareholders of Alea Holdings Switzerland in exchange for the transfer to the Company of 125,914 Alea Holdings Switzerland non-voting shares;

2.2.14 on 1 May 2002, 1,485,161 Class B Common Shares held by 6 shareholders of the Company were converted into 1,485,161 Class A Common Shares of $0.01, fully paid;

2.2.15 on 31 May 2002, 160 Class B Common Shares were repurchased and cancelled at $71.53 per share for a total aggregate consideration of $11,445;

2.2.16 on 30 June 2002, 100 Class B Common Shares were repurchased and cancelled at $71.53 per share for a total aggregate consideration of $7,153;

2.2.17 on 12 July 2002, 307 Class B Common Shares were repurchased and cancelled at CHF 112.33 per share for a total aggregate consideration of CHF 34,485;

2.2.18 on 23 July 2002, 26,065 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $2,241,069;

2.2.19 on 5 August 2002, 878 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $75,490;

2.2.20 on 25 October 2002, 200 Class B Common Shares were repurchased and cancelled at CHF 112.33 per share for a total aggregate consideration of CHF 22,466;

2.2.21 on 20 November 2002, 33 Class B Common Shares were repurchased and cancelled at CHF 116.03 per share for a total aggregate consideration of CHF 3,829;

2.2.22 on 27 November 2002, 2,326 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $199,989;

2.2.23 on 20 December 2002, 2,326 Class B Common Shares were issued for cash, fully paid, at a premium of $85.98 per share for a total aggregate consideration of $199,989;

2.2.24 on 5 February 2003, 7,387 Class B Common Shares were repurchased and cancelled at $77.35 per share for a total aggregate consideration of $571,384;

2.2.25 on 4 April 2003, 28,277 Class B Common Shares were issued, fully paid, to employees of the Company pursuant to the annual bonus plan;

2.2.26 on 17 April 2003, 7,881 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $677,608;

2.2.27 on 30 April 2003, 100 Class B Common Shares were repurchased and cancelled at CHF 108.20 per share for a total aggregate consideration of CHF 10,820;

2.2.28 on 5 May 2003, 262 Class B Common Shares of were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $22,527;

2.2.29 on 30 May 2003, 1,744 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $149,949;

2.2.30 on 31 May 2003, 224 Class B Common Shares were repurchased and cancelled at CHF 116.02 per share for a total aggregate consideration of CHF 25,988;

2.2.31 on 31 May 2003, 827 Class B Common Shares were repurchased and cancelled at $77.47 per share for a total aggregate consideration of $64,068;

2.2.32 on 26 June 2003, 134 Class B Common Shares were issued, fully paid, to employees of the Company pursuant to the annual bonus plan;

2.2.33 on 1 August 2003, 250 Class B Common Shares were repurchased and cancelled at $77.47 per share for a total aggregate consideration of $19,368;

2.2.34 on 31 August 2003, 921 Class B Common Shares were repurchased and cancelled at $82.92 per share for a total aggregate consideration of $76,369;

2.2.35 on 1 September 2003, 786 Class B Common Shares were issued, fully paid, to employees of the Company pursuant to the annual bonus plan;

2.2.36 on 2 October 2003, 10,714 Class B Common Shares were issued for cash, fully paid, at a price of $85.98 per share for a total aggregate consideration of $921,189.72;

2.2.37 on 13 November 2003, the Directors resolved, conditionally on Admission, that, in the sequence set out below:

(a) out of the 900,000,000 then unissued and undesignated shares of the Company ("Undesignated Shares"), 895,958,060 Undesignated Shares be designated as Class A Common Shares with such rights attached thereto as to rank *pari passu* with the existing Class A Common Shares;

(b) out of the Undesignated Shares, the remaining 4,041,940 Undesignated Shares be designated as Class B Common Shares with such rights attached thereto as to rank *pari passu* with the existing Class B Common Shares;

(c) 92,981,041 Class A bonus shares be issued to the Class A Shareholders on the share register of the Company on 13 November 2003 in the ratio of 19 Class A bonus shares for each existing Class A Common Share held by each Class A Shareholder and 8,589,843 Class B bonus shares (together with the Class A bonus shares, the "Bonus Shares") be issued to the Class B Shareholders on the share register of the Company on 13 November 2003 in the ratio of 19 Class B bonus shares for each existing Class B Common Share held by each Class B Shareholder and in accordance with Section 40(2) of the Bermuda Companies Act, the funds standing to the Company's share premium account be capitalised in the amount of $1,015,708.84 in order to issue as fully paid all of the Bonus Shares;

(d) all of the Class B Common Shares be reclassified as Class A Common Shares with such rights attached thereto as to rank *pari passu* with the existing Class A Common Shares;

(e) all of the Class A Common Shares be reclassified as Common Shares with such rights attached thereto as are set out in the Bye-Laws; and

2.2.38 on 13 November 2003, the Directors resolved, conditionally on Admission, the resolutions referred to in paragraph 2.2.37 of this Part 10: Additional Information taking effect and the adoption of the Bye-Laws that:

(a) the Company issue and allot up to 66,000,000 Common Shares pursuant to the Global Offer with an aggregate par value amount of $660,000, at the Offer Price, and on such further terms and conditions as shall be approved by the Board or by a committee thereof, and that upon issuance and payment therefore, such Common Shares shall be deemed to be validly issued, fully paid and non-assessable;

(b) the Company issue and allot 100,000 Common Shares to R. Glenn Hillard, 100,000 Common Shares to John Reeve and 9,954 Common Shares to Nigel Shepherd, all at the Offer Price and otherwise on the terms and conditions referred to in paragraph (a) above and that upon issuance and payment therefore, such Common Shares shall be deemed to be validly issued, fully paid and non-assessable; and

(c) the aggregate par value of the Common Shares issued and allotted pursuant to the Global Offer (as described in (a) above) and pursuant to paragraph (b) above be credited to the share capital account of the Company and the balance of the net proceeds, less expenses, received by the Company for such Common Shares, be allocated to the share premium account of the Company; and

2.2.39 on 12 November 2003, the Shareholders of the Company resolved at a Special General Meeting that, conditionally on Admission and on the resolutions referred to in paragraph 2.2.37 of this Part 10: Additional Information taking effect (save for the resolution referred to in paragraph 2.2.39(b), which was passed unconditionally):

(a) the Bye-Laws be adopted in substitution for and to the exclusion of the existing bye-laws;

(b) to cancel the 12,000 founder's shares of $1.00 each by the dimunition of the authorised but unissued share capital of the Company in the amount of $12,000;

(c) the Directors be generally and unconditionally authorised for the purposes of Bye-law 52 of the Bye-laws to exercise all powers of the Company to allot Relevant Securities (as defined in paragraph 4.2(h) of this Part 10: Additional Information) up to an aggregate nominal amount of the authorised but unissued and unallotted share capital of the Company following the allotment of Common Shares in connection with the Global Offer, such authority to expire on the date falling 14 months after 30 November 2003 or, if earlier, at the conclusion of the Company's annual general meeting to be held in 2004;

(d) the Directors be generally empowered pursuant to Bye-law 54 of the Bye-laws to allot Equity Securities (as defined in paragraph 4.2(i) of this Part 10: Additional Information) for cash pursuant to the authority referred to in paragraph (c) above as if Bye-law 53 did not apply to such allotment, such power to expire on the date falling 14 months after 30 November 2003 or, if earlier, at the conclusion of the Company's annual general meeting to be held in 2004, provided that such authority be limited to:

(A) the allotment of Equity Securities in connection with an offer or issue to holders of Common Shares where the Equity Securities respectively attributable to the interests of all such holders are proportionate (as nearly as may be practicable) to the respective numbers of Common Shares held by them but including, in connection with such an issue, the making of such exclusions or other arrangements as the Directors may deem necessary or desirable to deal with any factional entitlements or legal or practical problems arising in or under the laws of, or the requirements of any regulatory body or any stock exchange in, any territory; and

(B) the allotment of Equity Securities (other than pursuant to the power referred to in (A) above) up to an aggregate nominal amount equal to 5% of the issued and unconditionally allotted share capital of the Company following the allotment of Common Shares in connection with the Global Offer; and

(e) the Executive Plan and the Sharesave Plan (both as defined in paragraph 9 of this Part 10: Additional Information) be approved.

2.3 As at the date of this document, the authorised, issued and fully paid share capital of the Company is as follows:

	Authorised			**Issued and fully paid**	
Class	**Number**	**Amount $'000**	**Nominal Value**	**Number**	**Amount $'000**
Class A Common Shares	95,000,000	950	$0.01 each	4,893,739	48,937
Class B Common Shares	5,000,000	50	$0.01 each	452,097	4,521
Undesignated Shares	900,000,000	9,000	$0.01 each	—	—
Founder Shares	12,000	12	$1.00 each	—	—

2.4 The authorised, issued and fully paid share capital of the Company as it is expected to be, assuming no exercise of the Over-Allotment Option, immediately following Admission is as follows:

	Authorised			**Issued and fully paid**	
Class	**Number**	**Amount**	**Nominal Value**	**Number**	**Amount**
Common Shares	1,000,000,000	$10,000,000	$0.01 each	173,126,674	$1,731,267

2.5 Of the unissued share capital, a maximum of 11,229,400 Common Shares will be reserved for issue in respect of options granted under the Company's 2002 Stock Purchase and Option Plan for Key Employees of Alea Holdings Bermuda and Subsidiaries.

2.6 The Company has entered into a consulting agreement dated 24 January 2002 with a former director, Richard T Delaney, under which he is paid (with effect from 1 January 2002) a quarterly fee in arrears equal to $37,500 in cash plus grants of 337.05 restricted Class B Common Shares per quarter which, following Admission, shall be amended so as to relate to 6,741 Common Shares to take account of the capital reorganisation described in paragraph 2.2 of this Part 10: Additional Information. The number of Common Shares to be issued to Mr Delaney is adjusted as necessary so that it equals the number produced by dividing $37,500 by the weighted average cost per share (in $) of voting Common Shares to KKR Fund. Fractions of Common Shares are not issued pursuant to the agreement but are accumulated until whole shares can be issued. Common Shares issued pursuant to the agreement are held by Mr Delaney subject to the terms of a stockholders agreement on similar terms to the agreement described in paragraph 3.5.2 of this Part 10: Additional Information. Pursuant to the consulting

agreement Mr Delaney provides advice on operating strategy and underwriting processes and procedures and makes reports to the Board as requested. In addition to the fees payable to Mr Delaney, he receives reasonable out of pocket expenses and is indemnified by the Company against liabilities relating to or arising out of the performance of his services. The agreement continues in effect from year to year unless terminated by the Company.

2.7 The balance of the authorised but unissued share capital of the Company remains subject to the provisions of Bye-law 53 (which confers on shareholders rights of pre-emption in respect of the allotment of equity securities which are, or are to be, paid up in cash).

2.8 Save as disclosed in this Part 10: Additional Information:

(a) in the three years prior to the date of this document there has been no issue of share or loan capital of the Company and no material issue of share or loan capital of any subsidiary undertaking (otherwise than intra-Group issues by wholly-owned subsidiary undertakings and pro rata issues by partly-owned subsidiary undertakings) for cash or other consideration;

(b) since incorporation no commissions, discounts, brokerages or other special terms have been granted by the Company or any subsidiary undertaking in connection with the issue, conversion or sale of any share or loan capital of the Company or any of its subsidiary undertakings; and

(c) no share or loan capital of the Company or any of its subsidiary undertakings is under option or is agreed conditionally or unconditionally to be put under option.

2.9 The share capital history of Alea Holdings Switzerland (which was the Group's ultimate holding company until 26 February 2002) for the 3 years up to and including the date immediately preceding the date of this document is as follows:

2.9.1 on 1 November 2000, the authorised and issued share capital of Alea Holdings Switzerland was CHF 239,313,200 divided into 2,245,517 voting shares of CHF 100 and 147,615 non-voting shares of CHF 100 all of which were issued fully-paid;

2.9.2 on 3 November 2000, 135 non-voting shares of CHF 100 were repurchased at CHF 147.72 per share for a total aggregate consideration of CHF 19,942 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.3 on 28 December 2000, 3,838 non-voting shares of CHF 100 were repurchased for a total lump sum consideration of $250,000 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.4 on 19 January 2001, 191 non-voting shares of CHF 100 were repurchased at CHF 147.72 per share for a total aggregate consideration of CHF 28,215 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.5 on 23 January 2001, 50 non-voting shares of CHF 100 were repurchased at CHF 147.72 per share for a total aggregate consideration of CHF 7,386 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.6 on 31 January 2001, 580 non-voting shares of CHF 100 were repurchased at CHF 147.72 per share for a total aggregate consideration of CHF 85,678 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.7 on 28 February 2001, 40 non-voting shares of CHF 100 were repurchased at CHF 126.44 per share for a total aggregate consideration of CHF 5,058 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.8 on 15 May 2001, 52 non-voting shares of CHF 100 were repurchased at CHF 147.72 per share for a total aggregate consideration of CHF 7,681 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.9 on 15 May 2001, 200 non-voting shares of CHF 100 were repurchased at CHF 126.44 per share for a total aggregate consideration of CHF 25,288 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.10 on 30 June 2001, 200 non-voting shares of CHF 100 were repurchased at CHF 147.72 per share for a total aggregate consideration of CHF 29,544 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.11 on 27 July 2001, 22,744 non-voting shares of CHF 100 were issued for cash, fully paid, at a price of CHF 110.79 per share, for a total aggregate consideration of CHF 2,519,808;

2.9.12 on 27 July 2001, 20 non-voting shares of CHF 100 were repurchased at CHF 126.44 per share for a total aggregate consideration of CHF 2,529 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.13 on 6 September 2001, 100 non-voting shares of CHF 100 were repurchased at CHF 369.30 per share for a total aggregate consideration of CHF 36,930 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.14 on 10 January 2002, 480 non-voting shares of CHF 100 were repurchased at CHF 147.72 per share for a total aggregate consideration of CHF 70,906 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.15 on 31 January 2002, 2,341 non-voting shares of CHF 100 were repurchased at CHF 120.18 per share for a total aggregate consideration of CHF 281,341 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.16 on 31 January 2002, 1,200 non-voting shares of CHF 100 were repurchased at CHF 110.79 per share for a total aggregate consideration of CHF 132,948 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.17 on 15 February 2002, 230 non-voting shares of CHF 100 were repurchased at CHF 120.18 per share for a total aggregate consideration of CHF 27,641 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.18 on 27 March 2002, 2,072 non-voting shares of CHF 100 were repurchased at CHF 120.18 per share for a total aggregate consideration of CHF 249,013 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.19 on 3 April 2002, 69 non-voting shares of CHF 100 were repurchased at CHF 112.67 per share for a total aggregate consideration of CHF 7,774 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.20 on 30 April 2002, 30 non-voting shares of CHF 100 were repurchased at CHF 147.20 per share for a total aggregate consideration of CHF 4,416 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.21 on 4 May 2002, 614 non-voting shares of CHF 100 were repurchased at CHF 120.18 per share for a total aggregate consideration of CHF 73,791 and were thereafter held by Alea Holdings Switzerland as treasury shares;

2.9.22 on 19 September 2002, 18,077 non-voting treasury shares of CHF 100 in Alea Holdings Switzerland were sold to the Company at a price per share of CHF 153.69 for a total aggregate consideration of CHF 2,778,254; and

2.9.23 on 19 September 2002, 170,359 non-voting shares of CHF 100 were converted into 170,359 voting shares of CHF 100 in Alea Holdings Switzerland pursuant to a resolution passed at an extraordinary shareholders meeting of Alea Holdings Switzerland on 19 September 2002.

3. SHAREHOLDER AGREEMENTS

3.1 Overview

As a result of the Company becoming the parent company of the Group, the following agreements apply to the shareholders and optionholders who hold Common Shares and options over Common Shares prior to the Global Offer.

3.2 Shareholders' Agreement

This agreement, dated 19 December 2001 is between the Company, the Purchasers (being New York State Retirement Co-Investment Fund L.P. ("NYSRCF"), CalPERS/PCG Corporate Partners, LLC ("CalPERS"), State of Wisconsin Investment Board ("SWIB"), BACP Europe Fund II L.P. ("BACP") and Granite Private Equity III, LLC),

KKR Fund and KKR Partners (KKR Fund and KKR Partners being, collectively the "KKR Entities"). Pursuant to the agreement:

3.2.1 A Purchaser may not transfer its Common Shares at any time prior to a Change of Control of the Company except as specified under the agreement. "Change of Control" is defined to include any merger, reorganisation, business combination or liquidation of the Company or a sale of Common Shares by the Purchasers which results in the KKR Entities being unable to elect a majority of the Board. Permitted transfers are those made pursuant to the provisions summarised in paragraphs 3.2.2 and 3.2.3 of this Part 10: Additional Information, a transfer made by a Purchaser to an affiliate of such Purchaser who agrees in writing to be bound by the terms of the Shareholders' Agreement, transfers by a Purchaser to its partners in the form of distributions upon liquidation provided that the transferees have agreed in writing to be bound by the terms of the Shareholders' Agreement, and a transfer made pursuant to Rule 144 of the Securities Act after a Public Offering (defined as the sale of Common Shares to the public (i) in the United States pursuant to an effective registration statement under the Securities Act or (ii) in any other jurisdiction in which all regulatory requirements in such jurisdiction imposed by any governmental or quasi-governmental authority and by the stock exchange on which such Common Shares are to be traded that are necessary to qualify such Common Shares for unrestricted offering and sale to the public have been met; provided, however, that in each instance the sale of the Common Shares results in an active trading market in the Common Shares sold). No transfer which would require the Company or any of its subsidiaries to obtain regulatory approval from insurance regulators in Delaware and/or New York based on the Purchaser's ownership of 10% or more of the Company's voting securities is permitted without the Company's written consent. Prior written consent of the Company is also required where a transfer made pursuant to Rule 144 of the Securities Act after an initial Public Offering involves the transfer, in one or a series of related transactions by a Purchaser alone or in concert with one or more other shareholders, to a single transferee of at least 10% of the capital stock of the Company.

3.2.2 Purchasers have piggyback registration rights at any time the Company proposes to register its Common Shares under the Securities Act (other than in an initial public offering of solely primary shares or a registration on the US SEC Form S-4 or S-8). This means that each Purchaser may request that the Company use its best efforts to effect the registration under the Securities Act of all registrable securities which the Company has been so requested to register by such Purchaser. This section ceases to be applicable when (i) a registration statement with respect to the sale by any Purchaser shall have become effective under the Securities Act and such securities have been disposed of in accordance with such registration statement, (ii) such securities have been distributed to the public pursuant to Rule 144 under the Securities Act or otherwise under the laws of any jurisdiction other than the United States, (iii) such securities have been otherwise transferred, with the new certificates for such securities not bearing a legend restricting further transfer and subsequent disposition of such securities not requiring registration or qualification under the Securities Act or any state securities or blue sky law or other applicable securities laws, or (iv) such securities have ceased to be outstanding. Except for the registration rights of the KKR Entities pursuant to the Registration Rights Agreement dated 19 December 2001 (as described in paragraph 3.3 of this Part 10: Additional Information), the Company shall not grant to any person registration rights superior to those set out in the Shareholders' Agreement unless the Purchasers are also granted such rights.

3.2.3 The Purchasers also have pro-rata tag-along rights in the event that at any time the KKR Entities own at least 30% of the Common Shares and propose to sell such shares to a third party other than (i) through a Public Offering or (ii) in an Exempt Transaction. The definition of "Exempt Transaction" includes sales between KKR Entities and their affiliates and sales among such affiliates, provided that the transferee has agreed in writing to be bound by the Shareholders' Agreement.

3.2.4 In the event that the KKR Entities determine to transfer in excess of 50% of their Common Shares to a third party other than (i) through a Public Offering or (ii) in an Exempt Transaction, upon the request of the KKR Entities, each Purchaser shall transfer to such third party a pro rata percentage of its Common Shares. These drag-along rights terminate on the date that the KKR Entities and their affiliates (deemed to include the management of the Company) cease to beneficially own or control in aggregate at least 30% of the voting Common Shares.

3.2.5 Prior to a Public Offering, the Company is obliged to provide certain financial information to the KKR Entities and to the Purchasers. The Purchasers also have certain inspection, consultation and advice rights. For so long as either NYSRCF or CalPERS hold at least 50% of the number of Common Shares

originally purchased by them, they are entitled to appoint one observer to attend all board meetings and to request (at the Company's discretion) a second observer to attend a particular meeting.

3.2.6 Shares of capital stock, partnership units and any security evidencing ownership interests in any successor or assign of the Company which may be issued in respect of, in exchange for, or substitution of the Common Shares by reason of a stock dividend, split, reverse split, combination, recapitalisation, liquidation, reclarification, merger, consolidation or otherwise are made subject to the provisions of the agreement. The Company agrees, to the maximum extent permitted by Bermuda law, and to the extent the Company owns sufficient funds, to indemnify and hold harmless the KKR Entities and their partners against liabilities (other than those resulting from their own negligence, wilful default or fraud) in any manner relating to or arising out of the ownership of shares in the Company or out of any litigation to which the KKR Entities or their partners are made a party in their capacity as a shareholder in the Company.

3.2.7 By a letter agreement dated 28 December 2001, it was agreed that for so long as SWIB held at least 50% of the Common Shares purchased on that date by SWIB, SWIB would be entitled to appoint one observer entitled to attend all regular and special meetings of the Board. At any time that SWIB has that right, it also has the right to require the KKR Entities to (i) procure that the Company amend its governing documents to increase by one the number of Directors constituting the Board and (ii) vote its shares in the Company in favour of the SWIB's designee. Upon election of its designee to the Board, SWIB automatically loses its right to an observer. Such directorship would automatically terminate if SWIB ceased to hold at least 50% of the Common Shares it purchased on 28 December 2001. Provided that SWIB holds at least 5% of the outstanding Common Shares at such time, at any time after a Public Offering and for so long as the Shareholders' Agreement shall be in effect, SWIB shall have the right to demand (only once) the registration of some or all of its registrable securities under terms substantially identical in respect of those enjoyed by a Demand Party (as defined in paragraph 3.3 of this Part 10: Additional Information).

3.2.8 By a letter agreement dated 28 December 2001, the Shareholders' Agreement was amended only with respect to SWIB to provide that if the Company proposes to engage in a transaction with Fisher Capital or the KKR Entities (or their affiliates) in excess of $1 million, the Company shall (subject to certain exceptions) receive the prior consent of the holders of a majority of the Common Shares (the "Purchase Stock") held by the Purchasers at the date on which certain Class B Common Shares of the Purchasers were converted into Class A Common Shares pursuant to the Share Purchase and Exchange Agreement, as described in paragraph 20.12 of this Part 10: Additional Information, so long as the Purchase Stock represents at least 10% of the Common Shares.

3.2.9 By a letter agreement dated 16 January 2002, it was agreed that for so long as BACP shall hold at least 50% of the Common Shares purchased on that date by BACP, BACP would be entitled to appoint one observer entitled to attend all regular and special meetings of the Board. From the date of consummation of a Public Offering until the tenth anniversary of such date, for so long as BACP continues to hold a number of shares at least equal to 5% of the Common Shares outstanding at such time, BACP shall have the right to demand (only once) the registration of some or all of its registrable securities under terms substantially identical to those enjoyed by a Demand Party under the Registration Rights Agreement dated 19 December 2001, as described in paragraph 3.3 of this Part 10: Additional Information. Further, the Shareholders' Agreement was amended solely with respect to BACP so that, among other things, the piggyback registration rights accorded in Section 3 of the Shareholders' Agreement apply to the public sale of Common Shares in a jurisdiction outside the United States.

3.2.10 By a letter agreement dated 16 January 2002, the Shareholders' Agreement was deemed amended only with respect to BACP to provide that if the Company proposes to engage in a transaction with Fisher Capital or the KKR Entities (or their affiliates) in excess of $1 million, the Company shall, subject to certain exceptions, receive the prior consent of the holders of a majority of Purchase Stock so long as the Purchase Stock represents at least 10% of the Common Shares.

3.2.11 By a letter agreement dated 30 April 2003, certain amendments to the Shareholders' Agreement were made with respect to NYSRCF. In addition, it was agreed that at any time after a Public Offering for so long as the Shareholders' Agreement is in effect and NYSRCF holds at least 5% of the Common Shares outstanding at such time, it would have the right to demand (only once) the registration of some or all of its registrable securities under terms substantially identical in respect of a Demand Party. Further, the Shareholders' Agreement was amended solely with respect to NYSRCF so that, amongst other things,

the piggyback registration rights accorded in the Shareholders' Agreement apply to the public sale of Common Shares in a jurisdiction outside the United States.

3.2.12 By a letter agreement dated June 2003, certain amendments to the Shareholders' Agreement were made with respect to CalPERS. These are in similar terms to those described in paragraph 3.2.11 of this Part 10: Additional Information.

3.2.13 On 23 October 2003, the KKR Entities and the Purchasers also agreed to certain waivers and consents in conjunction with the initial public offering of the Company's Common Shares on the London Stock Exchange. Each of the KKR Entities and the Purchasers agreed to waive their right to piggyback registration in connection with the Global Offer. The KKR Entities, BACP, CalPERS, SWIB, and NYSRCF agreed to defer the exercise of their right to demand the registration of the Common Shares until after the Company has completed any initial public offering in the United States under the Securities Act. Finally, SWIB agreed to eliminate its right to require that KKR procure an additional director.

3.2.14 The Shareholders Agreement was amended on 27 October 2003, as a result of which each Purchaser agreed to abide by restrictions on transfers of Common Shares that the Underwriters require of such Purchaser for a period of up to one year after the date of the Underwriting Agreement pursuant to the Global Offer (as described in paragraph 19 of this Part 10: Additional Information). Each Purchaser further agreed that it would not transfer any Common Shares during the period from the date of the six-month anniversary of the Underwriting Agreement until after the eighteenth month following the date of the Underwriting Agreement. However, in the event that during this period the KKR Entities transfer shares pursuant to a "block trade" (a sale of Common Shares to a third party via a financial intermediary on the exchange on which the Common Shares are listed) or a marketed underwritten secondary offering, each Purchaser may transfer its pro rata number of shares, either with or without the KKR Entities, except that in the case of a marketed underwritten secondary offering, such Purchaser may not transfer such shares within ninety days of the notice given to the Purchaser by the KKR Entities of such sale.

3.3 Registration Rights Agreement

This agreement, dated 19 December 2001 is between the Company, KKR Fund and KKR Partners ("Registration Rights Agreement"). Pursuant to the agreement and subject as provided in paragraph 3.2.14 of this Part 10: Additional Information the Company granted to the KKR Entities certain registration rights. The agreement provides for:

3.3.1 Incidental Registrations, pursuant to which if the Company proposes to register its Common Shares under the Securities Act, the Company will use its best efforts to effect the registration under the Securities Act of all Common or Common Equivalent Registrable Securities (i.e. Common Shares or securities that are convertible into exchangeable or exercisable for Common Shares) which the Company has been requested to register by the holder of any such securities.

3.3.2 Requested Registration, pursuant to which, at any time, upon the written request of KKR Fund, KKR Partners or any other holder of registrable securities who agrees to be bound by the provisions of the Registration Rights Agreement ("Demand Party") may request that the Company effects the registration under the Securities Act of all or part of such party's Registrable Securities, provided that with respect to any Demand Party other than KKR Fund or KKR Partners, the Company shall not be obliged to effect any requested registration of registrable securities unless such Demand Party requests that the Company register at least 1% of the total number of registrable securities. If the Company at any time grants to any other holders of Common Shares any rights to request the Company to effect the registration under the Securities Act of any such Common Shares on terms more favourable than the terms under this agreement, holders of registrable securities shall be granted such more favourable rights.

3.3.3 On 23 October 2003, the KKR Entities agreed to certain waivers and consents in conjunction with the Global Offer. The KKR Entities agreed to waive their right to piggyback registration in connection with the Global Offer and agreed to delay the exercise of their right to demand the registration of the Common Shares until after the Company has completed its initial public offering in the United States under the Securities Act.

3.4 Agreements with employees

Common Shares and options over Common Shares are held by employees pursuant to the agreements described in paragraphs 3.4.1 to 3.4.7 and 3.5 of this Part 10: Additional Information, with specific provisions in some agreements to cater for local tax considerations.

3.4.1 Stockholders' Agreement with Employees

This agreement, which is made between the Company and an employee, provides for the following:

(a) Employees acquiring Common Shares are required to enter an escrow agreement ("Escrow Agreement") with AS&K Services Ltd. in Hamilton, Bermuda (the "Escrow Agent"), under which the Escrow Agent holds Common Shares as pledgeholder for so long as those Common Shares are pledged under the terms of a Loan Agreement (described below). Following release of the pledge, the Escrow Agent continues to hold the Common Shares until they are released in the manner provided in the Escrow Agreement. All fees and expenses of the Escrow Agent are paid by the Company.

(b) Employees are not entitled, subject to certain limited exceptions ("Permitted Transfers"), to transfer their Common Shares prior to the fifth anniversary of the date on which they originally acquired their Common Shares. Prior to a Qualified Public Offering, board consent is required prior to any transfers of Common Shares. A " Qualified Public Offering" is a Public Offering in which KKR sells Common Shares or after which the public holds at least 40% of the Common Shares. A Public Offering is a sale of shares to the public either (i) in the US pursuant to a registration statement or (ii) in the UK (or certain other jurisdictions) provided, in each case, the sale to the public results in an active trading market in the sold stock. As an exception to this, an employee is entitled to transfer his Common Shares earlier if KKR Fund transfers its Common Shares without publicly registering them ("tag-along rights"). An employee will also be permitted, subject to some exceptions, to transfer his Common Shares earlier by piggybacking onto a public offering by KKR Fund of its Common Shares ("piggyback registration rights").

    Permitted Transfers include (i) transfers after the fifth anniversary of the Purchase Date permitted under the right of first refusal described in paragraph 3.4.1(d) of this Part 10: Additional Information; (ii) transfers made upon the death of the employee and (iii) transfers pursuant to the options described in paragraphs 3.4.1(e) and 3.4.1(f) of this Part 10: Additional Information.

(c) KKR Fund has undertaken to vote all of its Common Shares in favour of a reclassification of all of the outstanding Common Shares into the same class of Common Shares held by KKR Fund prior to any public offering or listing or registration of the Common Shares on a recognised stock exchange or with the United States Securities and Exchange Commission if such reclassification is necessary or advisable to grant to the holders the full economic benefit of being a shareholder of the Company.

(d) If, at any time after the fifth anniversary of the date on which the Common Shares were originally acquired and prior to a Public Offering (as defined above), an employee receives a bona fide offer from a third party to purchase any or all of his Common Shares which the employee wishes to accept, then the Company (or, if the Company waives its right, KKR Fund) will have a right of first refusal, for a period of 45 days, to purchase (or to arrange for a third party to purchase) not less than all of the Common Shares subject to such offer at the same price and on the same terms as such third party offer. If at the end of such 45-day period, the Company or KKR Fund, as the case may be, has not tendered the purchase price for such Common Shares, the employee may during the succeeding 30-day period sell not less than all of such Common Shares at a price and on terms no less favourable to the employee than the terms of such offer.

(e) If prior to the fifth anniversary of the date on which the Common Shares were originally acquired, an employee dies or becomes permanently disabled while actively employed by the Company (or its subsidiaries) or after his or her normal retirement age (after three years of employment with the Company or its subsidiaries), the employee or his estate will have the right for six months to sell to the Company, and, subject to applicable law, the Company will be required to (i) purchase, any or all of the Common Shares then held at a price per share equal to the "Section 5 Repurchase Price" (as described below) and (ii) pay with respect to the exercisable options then held by such persons at a price per exercisable option share an amount equal to the foregoing price minus the option price (the "Option Excess Price"). The Section 5 Repurchase Price will be the Fair Market Value Per Share (meaning (i) following a Public Offering, the Market Price Per Share, or (ii) prior to a Public Offering, the fair market value per Common Share, as determined in good faith by the Board, after it has taken into consideration certain specified factors.

(f) If on or prior to the fifth anniversary of the date on which the Common Shares were originally purchased, an employee's employment with the Company (or its subsidiaries) is voluntarily or involuntarily terminated for any reason whatsoever (other than death or disability or retirement at normal retirement age after employment for at least 3 years) or if the employee attempts to transfer Common Shares other than in a Permitted Transfer, the Company (or if the Company waives its right, KKR Fund) shall have the right and option to purchase any and all of the Common Shares and exercisable Options then held by the employee at a purchase price per Common Share equal to the "Section 6 Repurchase Price" (as defined below) and per Option equal to the Option Excess Price.

Prior to a Public Offering, the Section 6 Repurchase Price shall be (except in the case of UK employees) a per share price equal to the lesser of (i) the Book Value Per Share or (ii) the purchase price of the share plus (a) the Percentage (defined below) multiplied by (b) the amount, if any, by which the Book Value Per Share exceeds the purchase price of the share. After a Public Offering, the Section 6 Repurchase Price shall be a per share Repurchase Price equal to the lesser of (i) the Market Value Per Share or (ii) the purchase price of the share plus (a) the Percentage multiplied by (b) the amount, if any, by which the Market Value Per Share exceeds the purchase price of the share. The Option Excess Price shall be calculated using the foregoing price. The term " Percentage" is defined in the Stockholders' Agreement as (a) zero prior to the first anniversary of the Purchase Date, (b) twenty percent (20%) during the period commencing on the first anniversary of the Purchase Date, (c) forty percent (40%) during the period commencing the second anniversary of Purchase Date, (d) sixty percent (60%) during the period commencing on the third anniversary of Purchase Date, (e) eighty per cent (80%) during the period commencing on the fourth anniversary of the Purchase Date and (f) on and after the fifth anniversary of the Purchase Date, 100%. The calculation of Book Value Per Share and of Market Value Per Share are as set out in the Stockholders' Agreement.

In the case of Common Shares held by UK employees the Section 6 Repurchase Price shall be equal to the tax fair market value per share. The Option Excess Price is the same for employees in other countries.

If the employee's active employment with the Company or any subsidiary is terminated by the employee for Good Reason (as defined below), the Section 6 Repurchase Price per share will be for all Common Shares equal to the Book Value Per Share or, in the case of a UK employee and if higher Tax Fair Market Value Per Share (or the Market Value Per Share after a Public Offering). If the employee's active employment is terminated by the Company (and/or, as applicable, by its subsidiaries) without Cause (as defined below), the Section 6 Repurchase Price shall be the Fair Market Value Per Share. The Option Excess Price shall be calculated using the Fair Market Value Per Share (or Market Value Per Share after a Public Offering). If the Option Excess Price is zero or a negative number, the Offeree's outstanding exercisable Options will be automatically terminated upon the repurchase of Common Shares.

For purposes of the Stockholders' Agreement, " Cause" means (subject to specific provisions to cater for local legal requirements) (i) the employee's wilful failure to perform his or her material duties with respect to the Company or its subsidiaries, (ii) wilful misconduct by the employee in connection with his employment which is injurious to the Company or its subsidiaries, (iii) conviction for any criminal act (other than road traffic violations or other minor infractions not involving imprisonment), (iv) any breach of the employee's restrictive covenants as provided in the Stockholders' Agreement relating to restrictions on the employee's shares and, for as long as the employee is employed by the Company or one of its subsidiaries, in Section 24 of the Stockholders' Agreement; or (v) any material violation of any written Company policy. "Good Reason" means reduction in employee's base salary and target bonus opportunity (taken as a whole) or a substantial reduction in employee's duties and responsibilities.

(g) Until the later of (i) fifth anniversary of the date on which the Common Shares were originally purchased and (ii) the first occurrence of a Qualified Public Offering, the employee is bound by all of the terms, conditions and obligations of the Registration Rights Agreement described in paragraph 3.3 of this Part 10: Additional Information and, in the case of a Qualified Public Offering and subject to certain limitations, shall generally have all of the rights and privileges of the Registration Rights Agreement. However, at no time shall the employee have any rights to request registration under the Registration Rights Agreement, and the employee shall be permitted to participate in a registered offering *pro rata* relative to the percentage of shares KKR Fund is registering, subject to certain volume limitations that might be imposed by the managing underwriter.

(h) The agreement contains a covenant by the employee that, for a period of up to, generally, one year following cessation of employment, he will not engage, directly or indirectly, in the reinsurance business or

industry, in whatever function (other than a junior function), anywhere in the world where the Company does business, other than through employment with the Company or any of its subsidiaries.

Please see paragraphs 3.4.6 and 3.4.7 of this Part 10: Additional Information for a discussion of amendments to this agreement.

3.4.2 **Sale Participation Agreement**

Each signatory to a Stockholders' Agreement (a "Stockholder") has entered into a Sale Participation Agreement. Pursuant to the terms of the Sale Participation Agreement, whenever KKR Fund proposes to sell Common Shares that it owns in any transaction (other than a Public Offering as defined in paragraph 3.4.1(b) of this Part 10: Additional Information in which substantially all of the employee stockholder's Common Shares are sold (or, if earlier, before the fifth anniversary of the first Public Offering to occur) or a sale to its own affiliates) before a Public Offering, KKR Fund is required to give each of the employee stockholders a written notice to such effect and each of the employee stockholders can choose to include a number of their Common Shares plus Common Shares that may be acquired upon exercise of vested options pro rata in the proposed sale.

The employee stockholders are each limited to one request for inclusion in a proposed sale by KKR Fund.

In the event that KKR Fund proposes to sell its Common Shares, KKR Fund may require each employee stockholder to sell all Common Shares held by such employee stockholder, including any Common Shares acquired by exercise of any option granted to the employee stockholder at the same price and upon the same terms and conditions as the transfer by KKR Fund.

Please see paragraphs 3.4.6 and 3.4.7 of this Part 10: Additional Information for a discussion of amendments to this agreement.

3.4.3 **Stock Bonus Award**

A Stock Bonus Award (a "Stock Bonus Award") is a grant of Common Shares (the "Bonus Stock") made by the Company to an employee. The Stock Bonus Award is subject to the terms and conditions of the 2002 Plan (as defined in paragraph 9 of this Part 10: Additional Information) and is also subject to all of the terms, conditions, rights and restrictions imposed on the Common Shares pursuant to (i) the most recent Stockholders' Agreement that the employee receiving the Bonus Stock has entered into with the Company and KKR Fund; and (ii) the most recent Sale Participation Agreement that the employee receiving the Bonus Stock has entered into with KKR Fund. If the employee is not party to any Stockholders' Agreement or Sale Participation Agreement at the date of the Stock Bonus Award, the employee is deemed to be subject to the terms and conditions therein.

An employee is the record owner of the Bonus Stock until or unless the Bonus Stock is forfeited pursuant to the terms of the Stockholders' Agreement. The Bonus Stock may not be transferred, sold, assigned, pledged, hypothecated, or otherwise disposed of unless such transfer, sale, assignment, pledge, hypothecation or other disposition complies with the provisions of the Stockholders' Agreement and/or the Sale Participation Agreement.

The Company makes provision for the payment of income and other payroll and/or insurance taxes arising on the Bonus Stock and otherwise payable by the employee (the "Tax Bonus Payment"). The Tax Bonus Payment is based on a good faith estimate of the amount of tax reasonably expected to be paid by the employee based on a taxable fair market value of the Bonus Stock not in excess of $85.98 per Common Share and reasonable assumptions regarding the rates of national and local taxes applicable to the employee.

3.4.4 **Loan Agreement**

Any employee whom the Company agrees may elect to pay for up to 50% of the purchase price of the Common Shares with a loan from the Group on the terms of a loan agreement (the "Loan Agreement").

The Loan Agreement provides for interest to be payable annually in cash at a fixed rate per annum. Borrowings under the Loan Agreement are full recourse and are secured by a pledge to the Lender of all of the Common Shares acquired by the employee. Such pledged shares are held by the Escrow Agent.

Borrowings under the Loan Agreement must be repaid in full, together with all accrued and unpaid interest owing thereon, on the fifth anniversary of the original purchase of the Common Shares. Borrowing under the Loan Agreement will also become immediately due and payable upon, amongst others, the earliest to occur of: (i) the termination of the employee's employment for any reason, or (ii) the date of exercise by the employee of any Option. In addition, if the employee does not repay the loan or interest is not paid when due, the Company may declare its claims due and payable and dispose of the pledged Common Shares.

3.4.5 Stock Option Agreements

This agreement (an "Option Agreement"), which is made between the Company and an employee provides for the following:

(a) Options generally become exercisable with respect to an increasing percentage of the Common Shares subject thereto according to a vesting schedule set out in each Option Agreement. The percentage is 0% on the date on which an Option is granted, 20% during the period commencing on the first anniversary of the date of grant, 40% during the period commencing on the second anniversary of the date of grant, 60% during the period commencing on the third anniversary of the date of grant, 80% during the period commencing on the fourth anniversary of the date of grant and 100% on and after the fifth anniversary of the date of grant. Generally, Options expire as to any Common Shares subject thereto to the extent the Option is not then vested following the termination of an employee's employment by the Company and its Subsidiaries for any reason.

(b) However, the exercise of the Options will accelerate upon the first to occur of (i) the death or permanent disability of the employee and (ii) a Change of Control (but only to the extent such Option has not otherwise terminated or become exercisable). A "Change of Control" means, and shall be deemed to have occurred if (i) KKR, its affiliates and the management group (which, for the purposes of the Option Agreement, shall consist of all employee and related party investors) (the " Management Group") shall at any time not own, in the aggregate, directly or indirectly, beneficially or of record, at least 35% of the outstanding voting equity of the Company (other than as a result of one or more widely distributed offerings of Common Shares, in each case whether by the Company or by KKR, its affiliates or the Management Group) and/or (ii) any Person or Group (as such terms are defined in the Option Agreement) shall at any time have acquired direct or indirect beneficial ownership of a percentage of the outstanding voting equity of the Company that exceeds the percentage of such voting equity then beneficially owned, in the aggregate, by KKR, its affiliates or the Management Group, unless, in the case of either clause (i) or (ii) above, KKR, its affiliates and the Management Group have, at such time, by contract, written proxy or other written evidence of voting power, the collective right or the ability to elect or designate for election a majority of the board of the Company.

(c) Except as otherwise provided in the Stockholders' Agreement, the Options will expire and no longer be exercisable after the first to occur of the following events: (i) the tenth anniversary of the date on which the Options were granted; (ii) the first anniversary of the date of the employee's termination of employment by reason of death or Permanent Disability; (iii) immediately upon the employee's termination of employment for Cause by the Company (the Option is forfeited); (iv) the first business day which is (a) 90 days after termination of employment of the employee for any reason other than for Cause, death or Permanent Disability or (b) 15 calendar days after the delivery of notice by the Company that it does not intend to exercise its call right under Section 6 of the Stockholder's Agreements; (v) the date of purchase of the Option pursuant to a put or call right under the Stockholders' Agreement; or (vi) in the discretion of the Company, in the event of certain business combinations or other similar transactions.

3.4.6 Second Global Amendment to Equity Participation Plan Agreements

Pursuant to a Second Global Amendment to Equity Participation Plan Agreements (the "Second Global Amendment") certain senior management (the "Key Employees") agreed to amend their Stockholder's Agreements, Stock Option Agreements, Sale Participation Agreements and Escrow Agreements, amongst other agreements, to take into account the effects of the Global Offer. The key provisions of the Second Global Amendment are as follows:

(a) Each Key Employee will agree to abide by restrictions on transfers of Common Shares that the Underwriters require of such Key Employees for a period of up to one year after the date of the Underwriting Agreement and will enter into a lock-up letter agreement with the Underwriters (as described in paragraph 19 of Part 10: Additional Information).

(b) The Stockholders' Agreement will be amended to provide that in the event that during the one-year period described in subparagraph (a) above, KKR Fund transfers of Common Shares pursuant to (A) a "block trade" (a sale of Common Shares to a third party via a financial intermediary on the exchange on which the Common Shares are listed) or (B) a marketed underwritten secondary offering by KKR Fund on the exchange on which the Common Shares are listed, in each case each Key Employee may transfer his pro-rata number of Common Shares based on, generally, the percentage of Common Shares which KKR Fund is transferring in such trade or offering relative to the number of Common Shares owned, directly or indirectly

by KKR Fund. These rights to transfer such Common Shares are subject to certain volume limitations that may be imposed by the financial intermediary, underwriter, manager or otherwise in either such event, which volume limitations will apply to KKR Fund and all Key Employees relative to the number of Common Shares owned by each of them, respectively.

(c) Certain additional amendments will be made to (A) reflect the change of Escrow Agent from AS&K Services Ltd. to Mellon Investor Financial Services LLC and (B) clarify that the Sale Participation Agreement shall expire on the earlier to occur of (x) the fifth anniversary of the date of the initial public offering of the Common Shares on the London Stock Exchange and (y) the date on which substantially all of the Key Employees' Common Shares are disposed of pursuant to block trades and/or marketed underwritten secondary offerings, as applicable, as described in subparagraph (b) above or in connection with a registered public offering in the United States.

3.4.7 Other Employees' Second Global Amendment to Equity Participation Plan Agreements

Pursuant to a Second Global Amendment to Equity Participation Plan Agreements (the "Other Employee Second Global Amendment") proposed to all of the Company's employee stockholders (other than the Key Employees) (the "Other Employees") each other employee has been invited to make the same changes as the Second Global Amendment makes to Equity Participation Plan Agreements that the Key Employees have agreed (as described in paragraph 3.4.6 of this Part 10: Additional Information), with one exception: none of the Other Employees will be required to agree to abide by the up to one-year restrictions on transfers of Common Shares that the Underwriters are requiring of the Key Employees. Additionally, none of the Other Employees will be required to enter into lock-up letter agreements with the Underwriters.

3.5 Agreements in which a Director has an interest

Common Shares and options over Common Shares are held by Fisher Capital, a company of which James R. Fisher is the managing member and majority owner. The agreements relating to such Common Shares and options are summarised below.

3.5.1 Sale Participation Agreements

The agreements, each dated 19 May 2000, are between Fisher Capital and KKR Fund and provide that if KKR Fund proposes to sell any stock in any transaction other than a Public Offering (as defined in paragraph 3.5.2 of this Part 10: Additional Information) or to an affiliate of KKR Fund, Fisher Capital may request to include a certain amount of non-voting stock in the proposed sale (provided that Fisher Capital may make only one such request). The agreement terminates following a Public Offering in which substantially all of the non-voting stock held by Fisher Capital is registered. The agreement shall in no event remain in effect following the fifth anniversary of a Public Offering.

3.5.2 Stockholders' Agreement

This agreement dated 3 April 2002 is between the Company, Fisher Capital and KKR Fund, pursuant to which Fisher Capital acquired shares and options over shares of the Company's Class B Common Shares in exchange for shares and options over shares held by it in Alea Holdings Switzerland, which Class B Common Shares are automatically to be converted into Common Shares in connection with the Global Offer. Fisher Capital generally cannot transfer the Common Shares at any time prior to the fifth anniversary of the date on which the Common Shares were acquired (except for certain limited transfers permitted under the agreement); prior to a "Qualified Public Offering" (defined as a " Public Offering" (itself defined as a sale of Class A voting shares to the public in the United States pursuant to an effective registration statement under the Securities Act) in which KKR sells Common Shares or after which the public holds at least 40% of the Common Shares) approval of the Board is required for transfer, except with respect to "piggyback" rights or the sale of shares registered under the Securities Act. The Company and KKR Fund have a right of first refusal any time after the fifth anniversary of the date the Common Shares were acquired and prior to a Qualified Public Offering. If the Company files a registration statement pursuant to Section 12 of the Exchange Act or engages in a Public Offering, the Company shall use reasonable efforts to also register Fisher Capital's Common Shares.

"Piggyback" registration rights are provided until the later of the (i) fifth anniversary of the original acquisition by Fisher Capital of the Common Shares and (ii) a Qualified Public Offering. Fisher Capital agrees to be bound by a Registration Rights Agreement described in paragraph 3.3 of this Part 10: Additional Information and in the case of a Qualified Public Offering, shall have the rights under that Agreement as an original party, provided that at no time shall the Stockholder have any demand rights

under that Agreement (Section 5). KKR Fund undertakes to vote its Common Shares in favour of conversion of all outstanding Common Shares prior to any Public Offering or any listing or registration of such Common Shares on a recognised stock exchange if necessary or advisable to grant Fisher Capital the full economic benefit of being a stockholder, provided such conversion shall be effective immediately following the transfer of title of the Common Shares.

The provisions of this agreement apply to any and all shares of capital stock of the Company or any capital stock, partnership units or any other security evidencing ownership interests in any successor or assign of the Company (whether by merger, consolidation or otherwise) which may be issued in respect of, or in exchange for, or substitution of the Common Shares or options to purchase Common Shares, by reason of any stock, dividend, split, reverse split, combination, recapitalisation, liquidation, reclassification, merger, consolidation or otherwise. See paragraph 3.5.4 of this Part 10: Additional Information for a discussion of the recent amendments to this agreement.

3.5.3 Option Agreement

Pursuant to an agreement dated 3 April 2002, amending and restating an option agreement dated 19 May 2000 and an option agreement dated 19 December 2001, the Company has granted Fisher Capital vested options to acquire 23,217 Class B Common Shares in the capital of the Company at the following prices:

11,586 Class B Common Shares	CHF 110.79
11,631 Class B Common Shares	US$ 85.98

The options (which will be adjusted following the Global Offer in the manner set out in paragraph 6.3 of this Part 10: Additional Information) are not exercisable after the first to occur of (i) the fifteenth anniversary of the purchase date or (ii) the effective date of a merger or consolidation of the Company into another person, the exchange or acquisition by another person of all or substantially all of the Company's assets or 80% or more of its then outstanding voting stock or the recapitalisation, reclassification, liquidation or dissolution of the Company. Please see paragraph 3.5.4 of this Part 10: Additional Information for a discussion of the recent amendments to this agreement.

3.5.4 Global Amendment to Fisher Capital Equity Agreements

Pursuant to a Global Amendment to Equity Participation Agreements (the "Fisher Capital Amendment"), Fisher Capital agreed to amend (a) the Stockholders' Agreement described in paragraph 3.5.2 of this Part 10: Additional Information, (b) the Option Agreements described in paragraph 3.5.3 of this Part 10: Additional Information (the "Fisher Options"), and (c) the two Sale Participation Agreements described in paragraph 3.5.1 of this Part 10: Additional Information, amongst other agreements, to take into account the effects of the Global Offer. The key provisions of the Fisher Capital Amendment are as follows:

(a) Fisher Capital agrees to abide by restrictions on transfers of Common Shares for a 180-day period on the same terms that the Underwriters require of KKR Fund (as described in paragraph 19 of Part 10: Additional Information) and will enter into a lock-up letter agreement with the Underwriters.

(b) Fisher Capital's Stockholder's Agreement will be amended to provide that in the event that during the 180-day period referenced in subparagraph (a) above, KKR Fund transfers its Common Shares pursuant to (A) a "block trade" (a sale of Common Shares to a third party via a financial intermediary on the exchange on which the Common Shares are listed) or (B) a marketed underwritten secondary offering by KKR Fund on the exchange on which the Common Shares are listed, in each case Fisher Capital may transfer its pro-rata number of Common Shares based on, generally, the percentage of Common Shares which the KKR Fund is transferring in such trade or offering relative to the number of Common Shares owned, directly or indirectly, by KKR Fund. These rights to transfer such Common Shares are subject to certain volume limitations that may be imposed by the financial intermediary, underwriter, manager or otherwise in either such event, which volume limitations will apply to the KKR Fund, Fisher Capital and all employee stockholders relative to the number of Common Shares owned by each of them, respectively.

(c) Certain additional amendments were made (A) to clarify that the definition of "Public Offering", as defined in Fisher Capital's Stockholder's Agreement and Sale Participation Agreement, includes the Global Offer (and any other offering outside the United States that results in an active trading market of the Common Shares); (B) to clarify that the Sale Participation Agreements shall expire on the earlier to occur of (x) the fifth anniversary of the date of the initial public offering of the Common Shares on the London Stock Exchange and (y) the date on which substantially all of Fisher Capital's Common Shares are disposed of pursuant to block trades and/or marketed underwritten secondary offerings, as applicable, as described in subparagraph (b) above; and (C) to update the Sale Participation Agreements and the Fisher Options to take into account the exchange of shares of Alea Group Holdings AG for shares of the Company that was effected 1 May 2002.

4. MEMORANDUM AND BYE-LAWS

4.1 Under the Memorandum of Association of the Company, the main object for which the Company is formed and incorporated is to act as and to perform all the functions of a holding company. The objects of the Company are set out in full in clause 6 of the Memorandum of Association which is available for inspection at the address specified in paragraph 24 of this Part 10: Additional Information.

4.2 The Bye-laws of the Company adopted, conditionally on Admission, pursuant to the resolution described in paragraph 2.2.39 of this Part 10: Additional Information, contain provisions, *inter alia*, to the following effect:

(a) **Voting rights**

(i) At any general meeting, a resolution put to the vote of the meeting shall be decided on by a show of hands unless a poll is duly and properly demanded. At a general meeting on a show of hands every holder of Common Shares who is present in person has one vote. On a poll every holder of Common Shares who is present in person or by proxy has one vote for every Common Share in the capital of the Company of which he is the holder.

(ii) Unless the Board otherwise decides no shareholder of the Company ("shareholder") may be present or vote, either in person or by proxy, at a general meeting or be reckoned in a quorum if any call or other amount due and payable in respect of any share of the Company (" share") held by him remains unpaid.

(iii) The Bye-laws provide for unanimous written resolutions of the shareholders.

(b) **Class rights**

The rights attached to any class may, whether or not the Company is being wound-up, be varied either with the consent in writing of the holders of at least three-quarters of the nominal amount of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than three-quarters of such shareholders at a separate meeting of the holders of that class in accordance with the Bye-laws.

(c) **Directors and Officers**

(i) Subject to the Bermuda Companies Act, the Bye-laws and to the directions given by the shareholders in general meeting, the business and affairs of the Company shall be managed by the Board, which may exercise all the powers of the Company, whether relating to the management of the business or not. The Board may regulate its proceedings as it thinks fit provided that the majority of board meetings in any one year shall be held in Bermuda and no board meetings shall be held in the United Kingdom. Questions arising at a meeting are determined by a majority of votes.

(ii) If and for so long as the Company shall not be subject to The City Code on Takeovers and Mergers issued from time to time by or on behalf of the Panel on Takeovers and Mergers ("City Code"), the Board shall, in managing and conducting the business of the Company and in exercising or refraining from exercising any and all powers, rights and privileges use its reasonable endeavours to apply and to have the Company abide by the General Principles as set out in the City Code ("General Principles") *mutatis mutandis* as though the Company were subject to the City Code. In the event that circumstances arose wherein, if the Company were subject to the City Code, the Company would be an offeree or otherwise subject of an approach or the subject of a third party's statement of firm intention to make an offer, the Board would comply and procure that the Company complied with the provisions of the City Code. In the event that the Board recommended to the shareholders or any class thereof any takeover offer made for shares in the Company from time to time, the Board would obtain the undertaking of the offeror(s) to comply with the provisions of the City Code in the conduct and the

execution of the relevant offer. It is recognised in Bye-law 2.5 that the Panel on Takeovers and Mergers ("Panel") does not have jurisdiction and that, if and for so long as such may be the case, these provisions are subject in any event to the Bermuda Companies Act and to the requirement that the Board must be satisfied that the application of Bye-law 2.5 is in the best interests of the Company.

(iii) The Board may delegate any of its powers, authorities and discretions (with power to sub-delegate) to a committee consisting of two or more persons (whether a member or members of the Board or not) as it thinks fit.

(iv) The Remuneration Committee and Nomination Committee of the Company shall each number 4 Directors and the Audit Committee of the Company shall number 5 Directors or in the case of each committee such other number of Directors as may from time to time be agreed in writing by the KKR Affiliates (as defined in paragraph (vi) below) (acting together) or KKR Fund. The KKR Affiliates (acting together) or KKR Fund shall be entitled to appoint (and remove and reappoint) 2 KKR Directors (as defined in paragraph (viii) below) to each of the Remuneration Committee, Nomination Committee and Audit Committee of the Company. These rights will terminate on the KKR Affiliates or KKR Fund, when taken together, ceasing to hold Common Shares representing at least 10% of the Common Shares from time to time issued. The quorum of a meeting of a committee of the Board shall be two Directors provided that, where a KKR Director is a member of a committee of the Board, the quorum will require the presence of a KKR Director at the meeting.

(v) The Board may appoint one or more Directors to the office of managing director and/or a chief executive officer to supervise and administer the general business and affairs of the Company and the Board may also appoint one or more Directors to hold such other executive office in relation to the management of the Company as the Board may decide for such period and on such terms as the Board thinks fit. The Board may revoke or terminate any such appointment without prejudice to a claim for damages for breach of the contract of service between the Director and the Company or otherwise. The Board may delegate to a Director holding executive office any of its powers and authorities and discretions for such time and on such terms and conditions as it thinks fit and may at any time revoke the delegation or alter its terms and conditions.

(vi) Bye-law 12.2 provides that the Board shall not number more than 11 directors without the prior written approval of KKR and KKR Partners (the "KKR Affiliates") (acting together) or KKR Fund. This consent right will terminate on the KKR Affiliates or KKR Fund, when taken together, ceasing to hold Common Shares representing at least 10% of the Common Shares from time to time issued. At each annual general meeting, one third of the Directors who are subject to retirement by rotation, or, if their number is not three or a multiple of three, the number nearest to, but not less than, one third, shall retire from office provided that if there are fewer than three Directors who are subject to retirement by rotation, one shall retire from office. A retiring Director shall be eligible for re-election or reappointment. The provisions in the Bye-laws relating to the retirement of Directors by rotation do not apply to a KKR Director. The quorum necessary for board meetings shall be any two Directors of which at least one Director shall be a KKR Director.

(vii) Bye-law 20 provides for unanimous written resolutions of Directors.

(viii) Whilst the KKR Affiliates or KKR Fund, when taken together, hold Common Shares representing: (a) at least 20% of the Common Shares from time to time issued, KKR Affiliates (acting together) or KKR Fund shall be entitled to appoint (and remove and reappoint) 4 Non-Executive Directors; or (b) 15% or more but less than 20% of the Common Shares from time to time issued KKR Affiliates (acting together) or KKR Fund shall be entitled to appoint (and remove and reappoint) 3 Non-Executive Directors; or (c) 10% or more but less than 15% of the Common Shares from time to time issued KKR Affiliates (acting together) or KKR Fund shall be entitled to appoint (and remove and reappoint) 2 Non-Executive Directors. Any Non-Executive Director appointed pursuant to these rights is hereinafter referred to as a "KKR Director". Each of the Board and the Company by a resolution of the shareholders in general meeting may appoint a person who is willing to act to be a Director (other than a KKR Director), either to fill a vacancy or as an addition to the Board, but the total number of Directors may not exceed any maximum number fixed in accordance with the Bye-laws. The office of Director shall be vacated in the event of resignation, expiry of any fixed term of appointment, disqualification, bankruptcy, disability, prolonged absence, or removal by all other Directors.

(ix) Under Bye-law 15.1 a Director (other than a KKR Director) may be removed by a resolution of the shareholders at any general meeting convened in accordance with the Bye-laws and where the relevant Director has been served with not less than 28 days notice and has the right to be heard on the motion for this removal. Section 93 of the Bermuda Companies Act shall not apply to the Company. A vacancy on the Board created by the removal of a Director under Bye-law 15.1 may be filled by the shareholders at the meeting at which such Director is removed and, in the absence of such election or appointment, the Board may fill the vacancy as a casual vacancy. Any removal of a Director shall be without prejudice to any claim such Director may have for damages for breach of any contract of service between him and the Company.

(x) A Director shall declare the nature of his interest in any contract, arrangement, transaction or proposal with the Company at the first opportunity at a meeting of the Board or by writing to the Directors as required by the Bermuda Companies Act. Except in particular circumstances, a Director may not vote on or be counted in the quorum in relation to a resolution of the Board or of a committee of the Board concerning a contract, arrangement, transaction or proposal to which the Company or any member of the Group is or is to be a party and in which he has an interest which is, to his knowledge, a material interest (otherwise than by virtue of his interest in shares or debentures or other securities of or otherwise in or through the Company). A Director shall not vote or be counted in the quorum at a meeting of the Directors or committee meeting in respect of any resolution concerning his own appointment as the holder of any office or place of profit with the Company or any other company in which the Company is interested. Where proposals are under consideration concerning the appointment of two or more Directors to any such office or place of profit, those proposals shall be divided and considered in relation to each Director separately and each of the Directors concerned (if not otherwise debarred from voting under the Bye-laws) shall be entitled to vote and be counted in the quorum in respect of each resolution except that concerning his own appointment.

(xi) The Bye-laws provide for the appointment of alternate Directors.

(xii) The salary or other remuneration of a Director appointed to hold employment or executive office in accordance with the Bye-laws may be a fixed sum of money, or wholly or in part governed by business done or profits made, or as otherwise decided by the Board, and may be in addition to or instead of a fee payable to him for his services as Director pursuant to the Bye-laws.

The Board may exercise all the powers of the Company to provide pensions or other retirement or superannuation benefits and to provide death, disability or other allowances or gratuities (by insurance or otherwise) to a person who is or has at any time been a Director, a director of any company which is or was a subsidiary of the Company, a director of any company which is or was allied to or associated with the Company or a director of a subsidiary of the Company or a predecessor in business of the Company or a director of a subsidiary of the Company or to the relatives or dependants of any such person. For this purpose the Board may establish, maintain, subscribe and contribute to any scheme, trust or fund and pay premiums.

Unless otherwise decided by the Company by shareholders in general meeting, the Company shall pay to the Directors (but not Alternate Directors) by way of remuneration for their services as directors, such fees as the Board decides, not exceeding in aggregate $750,000 per annum (or such larger sum as the members may, in general meeting, decide). Such fees shall be divided among the Directors in such proportion as the Board decides or, if no decision is made, equally. Such fee payable to a Director is distinct from any salary, remuneration or other amount payable to him pursuant to other provisions of the Bye-laws or otherwise and accrues from day to day.

Subject to the Bermuda Companies Act and to the Bye-laws and the requirements of the Listing Rules, the Board may arrange for part of the fee payable to a Director to be provided in the form of fully paid shares in the capital of the Company.

The Directors shall also be repaid all reasonable travelling, hotel and other expenses properly incurred by them in the performance of their duties, including the expenses of attending the meetings of the Board, committee meetings, general meetings and separate meetings of the holders of any class of securities of the Company.

The Board may grant reasonable additional remuneration and expenses to any Director who goes or resides abroad, makes a special journey or performs a special service on behalf of the Company at the request of the Board.

(xiii) The officers of the Company shall consist of a chairman and a deputy chairman (or a president and vice-president), a secretary and such additional officers as the Board may from time to time determine, all of whom shall be deemed to be officers for the purposes of the Bye-laws. The Board shall appoint a chairman and a deputy chairman (or president and a vice-president) who shall be Directors as soon as possible after the statutory meeting of the shareholders and after each annual general meeting, whilst the secretary, the resident representative and any additional officer shall be appointed from time to time. The election or appointment of any officer Resident Representative or secretary may be revoked at any time, and where the officer or secretary is also a Director his election or appointment as officer or secretary shall automatically terminate if such person ceases to be a Director for any reason. Officers shall have such powers and perform such duties in the management, business and affairs of the Company as may be delegated to them by the Board from time to time. The duties of the secretary and of the Resident Representative shall be those prescribed by the Bermuda Companies Act together with such other duties as shall from time to time be prescribed by the Board. The officers and the Resident Representative shall receive such remuneration, if any, as the Board from time to time may determine.

(d) **Indemnity**

Subject to the Bermuda Companies Act, but without prejudice to any indemnity to which he may otherwise be entitled, every person who is or was a Director, alternate director or officer of the Company shall be indemnified out of the assets of the Company against all costs, charges, losses and liabilities incurred by him in the proper execution of his duties or the proper exercise of his powers, authorities and discretions including, without limitation, a liability incurred defending proceedings (whether civil or criminal) in which judgment is given in his favour or in which he is acquitted, or which are otherwise disposed of without a finding or admission of material breach of duty on his part, or in connection with any application in which relief is granted to him by the court from liability for negligence, default, breach of duty or breach of trust in relation to the affairs of the Company. Subject to the Bermuda Companies Act, the Board may exercise all the powers of the Company to purchase and maintain insurance for the benefit of a person who is or was a Director, alternate director, officer or auditor of the Company or of a company which is or was a subsidiary of the Company or in which the Company has or had an interest (whether direct or indirect), or for the benefit of the trustee of a retirement benefits scheme or other trust in which any of the aforementioned persons is or has been interested, indemnifying him and keeping him indemnified against liability for negligence, default, breach of duty or breach of trust or other liability which may lawfully be insured against by the Company.

(e) **Borrowing Powers**

The Board may exercise all the powers of the Company to borrow money and to mortgage or charge all or part of the undertaking, property and assets (present or future) and uncalled capital of the Company, and subject to the Companies Acts, to issue debentures and other securities whether outright or as collateral security for a debt, liability or obligation of the Company or of a third party.

(f) **Dividends**

Subject to certain provisions, the profits of the Company lawfully available for distribution and resolved to be distributed shall be applied in paying a dividend on the Common Shares.

Except as otherwise provided by the rights attached to, or the terms of issue of, shares, a dividend shall be declared and paid according to the amounts paid up on the shares in respect of which the dividend is declared and paid, but no amount paid up on a share in advance of a call may be treated for these purposes as paid up on the share, and dividends shall be apportioned and paid proportionately to the amounts paid up on the shares during any portion or portions of the period in respect of which the dividend is paid.

(g) **Power to issue shares**

Save as otherwise provided in the Bermuda Companies Act or under the Bye-laws, all unissued shares (either part of the original or of any increased capital) shall be at the disposal of Directors (subject to the Bermuda Companies Act) to allot (with or without conferring a right to renunciation), grant options over, offer or otherwise deal with or dispose of them to such persons and generally on such terms and conditions as they may determine.

(h) **Authority to issue shares**

The Directors shall not exercise any power of the Company to allot "Relevant Securities" (meaning any shares (other than shares allotted in pursuance of any of the 2002 Plan, the Executive Plan, the Sharesave

Plan (as such terms are defined in paragraph 9 of this Part 10: Additional Information) or any other employees', non-employees', directors' or independent contractors' share scheme which the Company shall from time to time adopt (each of which is an "Alea Employee Share Scheme") and any right to subscribe for or to convert any security into, shares) unless authorised to do so by a shareholders' resolution in a general meeting. Relevant Securities shall not include shares allotted or rights to subscribe for or convert any security into shares granted as part of any underwritten public offering of shares culminating in an "Admission" (meaning in the Bye-laws the first occurring admission of any class of shares to the Official List and to trading on the London Stock Exchange's market for listed securities becoming effective) including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith and shares allotted pursuant to any right granted before Admission (whether or not such right was expressed to be conditional on Admission). Any authority, whether it is unconditional or subject to conditions, or whether given generally or for a particular exercise, shall state the maximum amount of Relevant Securities that may be allotted under it and the date on which it will expire, to be no more than 5 years from the date on which the resolution is passed, unless previously revoked or varied by resolution of the shareholders in general meeting. Where the definition of Relevant Securities applies to any rights to subscribe for or to convert any security into shares, the authority relates to the maximum number of shares which may be allocated pursuant to such rights. The Directors may allot Relevant Securities after the expiry of the authority, in pursuance of an offer or agreement made by the Company before the expiry of such authority. No breach of these provisions shall affect the validity of any allotment of any Relevant Securities.

(i) **Pre-emption rights**

The Bye-laws contain provisions giving pre-emption rights to holders of "Relevant Shares" (meaning the shares other than (i) those shares giving rights only up to a specified amount of dividend and capital in a distribution, and (ii) shares acquired or to be allotted pursuant to an Alea Employee Share Scheme) and of "Relevant Employee Shares" (being those shares which would be Relevant Shares save for the fact that they are held by a person who acquired them pursuant to an Alea Employee Share Scheme), entitling them to be offered "Equity Securities" meaning Relevant Shares and rights to subscribe for or convert securities into Relevant Shares, excluding (a) shares or any rights to subscribe for or convert any security into shares as part of any underwritten public offering of shares culminating in an Admission (including any shares so allotted or rights granted, whether before or after Admission, in accordance with any over-allotment or stabilisation arrangements entered into by the Company in connection therewith) or (b) shares allotted pursuant to any right granted before Admission (whether or not such right was expressed to be conditional on Admission) in proportion to their existing shareholdings. These pre-emption provisions do not apply to allotments of Equity Securities which are paid (wholly or partly) otherwise than in cash (meaning where paid up otherwise than by cash received by the Company or cheque received by the Company in good faith which the Directors have no reason to suspect will not be paid or release of a liability of the Company for a liquidated sum or undertaking to pay cash to the Company at a future date, where "cash" also includes foreign currency) and they do not apply to the allotment of securities which would be held under any Alea Employee Share Scheme. Any Equity Securities which the Company has offered to a holder of Relevant Shares and Relevant Employee Shares may be allotted to him, or to anyone in whose favour he has renounced his right to their allotment, without contravening these provisions. Any offer made under these provisions must state a period of not less than 21 days during which it may be accepted and this offer shall not be withdrawn before the end of such period.

(j) **Disapplication of pre-emption rights**

The pre-emption rights summarised above may also be disapplied in whole or modified as the Directors determine, provided the Directors are given power by special resolution, which shall not be proposed unless recommended by the Directors and a notice is circulated to shareholders with a Directors' statement setting out reasons for making such recommendation, the amount to be paid to the Company in respect of such allotment, and the Directors' justification of such amount.

(k) **Right of First Refusal**

If the Board proposes to offer to allot Common Shares for cash (other than Common Shares pursuant to any right to subscribe for Common Shares as exists at Admission) pursuant to an authority granted in accordance with the Bye-laws (other than on a pre-emptive basis to shareholders in accordance with the Bye-laws), it shall first offer to allot such Common Shares to KKR Fund (and/or such other person or persons as KKR Fund may direct) on the same terms as proposed by the Board. This right of first refusal will terminate

on the KKR Affiliates or KKR Fund, taken together, ceasing to hold Common Shares representing at least 15% of the Common Shares from time to time issued.

(l) **Shares and transfer of shares**

(i) Subject to Bermuda statutes concerning companies from time to time in force which apply to the Company (the "Companies Acts") and to any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, the Directors have the power to implement any arrangements as they may, in their absolute discretion, think fit in relation to the evidencing of title to and transfer of uncertificated shares. To the extent that such arrangements are so implemented, no provision of the Bye-laws shall have effect which is in any respect inconsistent with the holding or transfer of shares in an uncertificated form. Unless otherwise determined by the Directors or permitted by the Companies Acts or other applicable laws and regulations, no person shall be entitled to receive a certificate in respect of any share for so long as the title of the share is evidenced otherwise than by a certificate and for so long as any transfers of that share may be made otherwise than by a written instrument. Always subject to the Companies Acts and to any other applicable laws and regulations and the facilities and requirements of any relevant system concerned, (i) the Directors may in their absolute discretion convert certificated shares into uncertificated shares and vice versa, in such manner as they may think fit; (ii) the Company shall enter on the Register of Members how many shares are held in uncertificated form and in certificated form and holdings in certificated form and uncertificated form shall be treated as separate holdings; (iii) a class of shares is not to be treated as two classes by virtue of the fact that such class comprises both certificated shares and uncertificated shares or as a result of an provision of the Bye-laws or the Companies Acts or any other applicable law or regulation which applies only in respect of certificated or uncertificated shares; (iv) the Company is entitled to require the converting of an uncertificated share into a certificated form to enable it to deal with that share in accordance with any provision in the Bye-laws. A shareholder holding uncertificated shares may in accordance with any arrangements under the Bye-laws and subject to compliance with the Companies Acts and other applicable laws and regulations, require that such uncertificated shares be converted into certificated shares.

(ii) Subject to the Companies Acts and any applicable laws and regulations and the facilities the requirements of any relevant system concerned, the Directors have the power to implement and/or approve any arrangements which they may in their absolute discretion think fit in relation to the evidencing of title and transfer of interests in shares in the capital of the Company in the form of Depositary Interests or similar interests, instruments or securities. To the extent that such arrangements are implemented, no provision of Bye-laws, other than Bye-law 57 (summarised at (vi) below) shall apply or have effect to the extent that it is in any respect inconsistent with the holding of the transfer of Depositary Interests or the shares in the capital of the Company represented thereby. The Directors may from time to time take such actions and do such things as they may in their absolute discretion think fit in relation to the operation of any such arrangements.

(iii) Where Directors have implemented such arrangements as described in (ii) above, the Directors may decide (A) what documents or combination of documents or what other form of consent or instruction are to be sufficient to constitute an instruction and/or instrument of transfer to the Company's registrar or depositary (or to any custodian/nominee thereof), to hold shares or any such shares represented by Depositary Interests or similar interests, instruments or securities or out of which Depositary Interests or similar interests, instruments or securities are derived from time to time; and (B) the identity of the person(s) who may execute, make or give the same and in whose favour the same shall be made or given. Nothing in the Bye-laws shall prejudice this authority given to the Directors.

(iv) All transfers of uncertificated shares are to be made in accordance with and be subject to the provisions of all applicable laws and regulations and the facilities and requirements of any relevant system and, subject thereto in accordance with any arrangements made by the Directors pursuant to the Bye-laws. Notwithstanding any other provision in the Bye-laws, it is provided that shares (whether certificated or uncertificated) may be transferred without instrument of transfer if transferred by an appointed agent or otherwise in accordance with the Bermuda Companies Act.

(v) In exceptional circumstances approved by the UKLA, the Board may refuse to register a transfer of certificated shares provided that such refusal would not disturb the market in those shares. Subject to the requirements of the Listing Rules, the Board may, in its absolute discretion and without giving any reason, refuse to register any transfer of any certificated share which is not fully paid up or any

certificated share on which the Company has a lien. The Board may also refuse to register any transfer of a share in certificated form or renunciation of a renounceable letter of allotment unless (A) it is only in respect of only one class of shares and is in favour of a single transferee or renouncee or not more than four joint transferees or renouncees and (B) it is delivered for registration to the registered office of the Company or such other place as the Board may decide, accompanied by the certificate for the shares to which it relates (except where the shares are transferred by a recognised financial institution where a certificate has not been issued, or in the case of a renunciation) and such other evidence as the Board may reasonably require to prove the title of the transferor or person renouncing and the due execution by him of the transfer or renunciation or, if the transfer or renunciation is executed by some other person on his behalf, the authority of that person to do so.

(vi) The Company shall be entitled to treat the registered holder of any share as the absolute owner of the share and shall not be bound to recognise any equitable or other claim to, or interest in, such share on the part of any other person. Any dividend, interest or other moneys payable in respect of shares may, *inter alia*, be paid in cash, by cheque, warrant or money order, sent by post directed to the shareholder at his registered address or any other address he may in writing direct. Where two or more persons are registered as joint holders of any shares one can give an effective receipt for any dividend, interest or other moneys payable in respect of such shares.

(vii) Subject to Bye-law summarised at (l)(i), every person whose name is entered on the register of members as a holder of certificated share is entitled, without charge to receive within two months of allotment or lodgment with the Company of a transfer to him of those shares one certificate for all the certificated shares of a class registered in his name or, in the case of certificated shares of more than one class being registered in his name, to a separate certificate for each class of shares.

(m) **Destruction of documents**

Without prejudice to any other rights the Company may have under law or otherwise, the Company is entitled to destroy: (i) an instrument of transfer (including a document constituting the renunciation of an allotment of shares) which has been registered at any time after six years from the date of registration or any other document on the basis of which an entry in the register is made, at any time after six years from the date an entry in the register was first made in respect of it; (ii) a mandate for the payment of dividends or other amounts or a cancellation or variation thereof or a notification of change of name or address, at any time after two years from the date of recording thereof; and (iii) any share certificate which has been cancelled, at any time after the expiration of one year from the date of such cancellation. It is conclusively presumed in favour of the Company that every share certificate destroyed was a valid certificate validly cancelled, that every instrument of transfer destroyed was a valid and effective instrument duly and properly registered and that every other document destroyed was a valid and effective document in accordance with the recorded particulars in the books or records of the Company, provided always that the destruction of any relevant document has been made in good faith and without express notice of the Company that the preservation of any such document is relevant to any claim. This Bye-law shall not be construed as imposing any liability on the Company in respect of the destruction of any such document earlier than as indicated above or in any case where the conditions of this Bye-law are not fulfilled.

(n) **Untraced shareholders**

Any unclaimed dividend, interest or other amount payable by the Company in respect of a share may be invested or otherwise made use of by the Board for the benefit of the Company until claimed. A dividend unclaimed for 12 years from the date when it was declared or became due for payment, is forfeited and ceases to remain owing by the Company. The Company may sell the share of a shareholder or of a person entitled by transmission at the best price reasonably obtainable at the time of sale, if (A) during a period of not less than 12 years before the date of publication of the advertisements referred to below (or, if published on two different dates, the first date) (the "relevant period") at least three cash dividends (whether interim or final) have become payable in respect of the share; (B) throughout the relevant period no cheque, warrant or money order payable on the share has been cashed and the Company has not at any time during the relevant period received any communication from the holder of, or person entitled by transmission to, the share; (C) on expiry of the relevant period the Company has given notice of its intention to sell the share by advertisement in a national newspaper in England and Bermuda and in a newspaper circulating in the area of the address of the holder of, or person entitled by transmission to, the share shown in the register; (D) the Company has not during a further period of three months after the date of such advertisements and before the exercise of the power of sale received a communication from the holder of, or person entitled by transmission to, the share; and (E) if the shares are admitted to the Official List or dealt in on the London

Stock Exchange, the Company has given notice to a Regulatory Information Service of its intention to sell such shares. The Company shall be indebted to the shareholder or other person entitled by transmission to the share for the net proceeds of sale and shall carry any amount received on sale to a separate account. No trust shall be created in respect of the debt and such net proceeds may be employed in the business of the Company or invested as the Board may think fit.

(o) **Lien**

The Company has a first and paramount lien on any shares which are not fully-paid shares for an amount payable in respect of such shares, whether the due date for payment has arrived or not.

(p) **Capitalisation and scrip dividends**

The Board may with the authority of a resolution of shareholders in general meeting (A) capitalise an amount standing to the credit of reserves (including a share premium account, capital redemption reserve and profit and loss account), whether or not available for distribution; (B) appropriate the sum resolved to be capitalised in proportion to the nominal amount of shares (whether or not fully paid) held by them respectively and apply that sum on their behalf in or towards paying up the amounts, if any, for the time being unpaid on shares held by them respectively or paying up in full unissued shares or debentures of a nominal amount equal to that sum, and allot the shares or debentures, credited as fully paid, to the members (or as they may direct) in those proportions, or partly in one way and partly in the other, but the share premium account, the capital redemption reserve and profits which are not available for distribution may, for the purposes of the Bye-law, only be applied in paying up unissued shares to be allotted to shareholders credited as fully paid.

Subject to the Companies Acts, the Board may, with the prior authority of an resolution of the shareholders in general meeting, allot to those holders of a particular class of shares who have elected to receive them further shares of that class or Common Shares in either case credited as fully paid ("new shares") instead of cash in respect of all or part of a dividend or dividends specified by the resolution, subject to any exclusions, restrictions or other arrangements the Board may in its absolute discretion deem necessary or expedient to deal with legal or practical problems under the laws of, or the requirements of a recognised regulatory body or a stock exchange in, any territory or in respect of overseas shareholders or in respect of shares represented by depositary receipts.

(q) **Distributions on liquidation to shareholders**

On a return of assets on liquidation or otherwise (except a redemption or own share purchase), the assets of the Company remaining after the payment of its liabilities shall be distributed amongst the holders of Common Shares in proportion to the amounts paid up or credited as paid up on the Common Shares.

(r) **General Meetings**

At least 21 clear days' notice must be given of an annual general meeting or a meeting called for the passing of a special resolution. A meeting of the Company other than an annual general meeting or a meeting for the passing of a special resolution shall be called by not less than 14 clear days' notice. The quorum for a general meeting is two shareholders present in person or by proxy and entitled to vote. If a quorum is not present within twenty minutes (or such longer time as the chairman decides to wait) after the time fixed for the start of the meeting or if there is no longer a quorum present at any time during the meeting, the meeting, if convened by or on the requisition of shareholders, is dissolved. In any other case it stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as may have been specified for the purpose in the notice convening the meeting. Where no such arrangements have been specified, the meeting stands adjourned to such other day (being not less than 14 nor more than 28 days later) and at such other time and/or place as the chairman decides. When shareholders, holding not less than one-tenth of such of the paid-up share capital of the Company as would carry the right to vote at general meetings of the Company, deposit a requisition, the Board shall forthwith convene a special general meeting of the Company and the provisions of Section 74 of the Bermuda Companies Act shall apply. At a meeting convened on a requisition or by requisitionists no business may be transacted except that stated by the requisition or proposed by the Board.

(s) **Demand for a poll at a general meeting**

A poll may be demanded by at least five shareholders present in person or by proxy and entitled to vote.

(t) **Changes to the Bye-laws**

No Bye-law may be rescinded, altered or amended and no new Bye-law shall be made until the same has been approved by a resolution of the Board and by a special resolution of the shareholders.

(u) **Disclosure of interests**

Subject to the requirements of the Bermuda Companies Act, each shareholder who from time to time is or becomes interested in 3% of the relevant share capital of the Company is required to notify such interest to the Company upon acquisition of such interest or upon any transaction whereby his interest rises above 3% or falls below 3%. Each shareholder is also required, to the extent that he is lawfully able to do so, to notify the Company if any other person acquires or ceases to have a notifiable interest in the shares, or to use his reasonable endeavours to procure that such other person makes notification of his interests to the Company. Where a shareholder fails to make the requisite notification, the Company may direct by notice that, in respect of that number of shares in relation to which the default has occurred ("default shares") (which shall include any further shares which are issued in respect of such shares), the shareholder is no longer entitled to be present at general meetings and to vote on any question, or to be reckoned in a quorum. Where the default shares represent 0.25% in nominal value of the issued shares of the relevant class, the Company may also suspend payment of dividends which would have been payable in respect of the shares in relation to which the default has occurred, treat any election made by the defaulting shareholder to receive shares instead of cash as ineffective or in certain circumstances refuse to register a transfer of shares held by such shareholder.

(v) **Power of the Company to investigate interests in shares**

To the extent permitted under the Bermuda Companies Act, the Company may give written notice to a person, whom it knows or has reasonable cause to believe to be, or in the previous 3 years to have been, interested in the Company's shares, requiring him to confirm or deny such interest and to give such further information as may be requested. If the person on whom notice is served fails within 14 days to supply to the Company the information thereby requested, the Company may direct by notice that, in respect of the default shares, the shareholder is no longer entitled to be present at general meetings and to vote on any question, or to be reckoned in a quorum. Where the default shares represent 0.25% in nominal value of the issued shares of the relevant class, the Company may also suspend payment of dividends which would have been payable in respect of the shares in relation to which the default has occurred; treat any election made by the defaulting shareholder to receive shares instead of cash as ineffective; or, in certain circumstances, refuse to register a transfer of shares held by the defaulting shareholder.

(w) **Takeover Provisions**

Bye-law 99 adopts certain of the provisions of the City Code, including provisions dealing with compulsory takeover offers and shareholder treatment along the lines of the General Principles (including "equal treatment") and Substantial Acquisition Rules (each to the extent permitted by Bermuda law), which are to be administered by the Board. Bye-law 99 is to have effect only during such times as the City Code does not apply to the Company.

Pursuant to Bye-law 99, a person must not: (i) acting by himself or with persons determined by the Board to be acting in concert, seek to acquire shares, which carry 30% or more of the voting rights attributable to the Common Shares in the Company; or (ii) acting by himself or with persons determined by the Board to be acting in concert, hold more than 30% but not more than 50% of the voting rights attributable to the Common Shares, and seek to acquire, by himself or with persons determined by the Board to be acting in concert, additional shares which, taken together with the shares held by the person determined by the Board to be acting in concert with him, increase his voting rights, except as a result of a "permitted acquisition" (meaning an acquisition either consented to by the Board, or made in compliance with Rule 9 of the City Code, or arising from the repayment of a stock borrowing arrangement or an acquisition by KKR Fund (and/or such other person or persons as KKR Fund may direct) pursuant to the right of first refusal set out in the Bye-law 54.6 (summarised at (k) above); or (iii) effect or purport to effect an acquisition which would breach or not comply with the Substantial Acquisition Rules and Rules 4, 5, 6 or 8 of the City Code, if the Company were subject to the City Code. If as a consequence of the Company redeeming or purchasing its own shares, there is a resulting increase in the percentage of the voting rights attributable to the Common Shares held by a person or persons determined by the Board to be acting in concert and such increase would constitute a breach of the percentage limits referred to above, such an increase shall be deemed a permitted acquisition.

Where the Board has reason to believe that any of such circumstances has taken place, then it may take all or any of certain measures: (i) require the person(s) appearing or purporting to be interested in the shares to provide such information as the Board considers appropriate; (ii) have regard to such public filings as may be necessary to determine any of the matters under Bye-law 99; (iii) make any determination under Bye-law 99 as it thinks fit, either after calling for submissions by the relevant person(s) or without calling for any; (iv) determine that the voting rights attached to such shares in breach of the Bye-laws, the " Excess Shares", are from a particular time incapable of being exercised for a definite or indefinite period; (v) determine that some or all of the Excess Shares are to be sold; (vi) determine that some or all of the Excess Shares will not carry any right to any dividends or other distributions from a particular time for a definite or indefinite period; and (vii) taking such actions as it thinks fit for the purposes of Bye-law 99, including prescribing rules not inconsistent with Bye-law 99, setting deadlines for the provision of information, drawing adverse inferences where information requested is not provided, making determination or interim determinations, executing documents on behalf of a shareholder, converting any Excess Shares held in uncertificated form in certificated form and vice-versa, paying costs and expenses out of proceeds of sale, and changing any decision or determination or rule previously made.

The Board has the full authority to determine the application of Bye-law 99, including the deemed application of the whole or any part of the City Code, and such authority shall include all the discretion that the Panel would exercise if the whole or part of the City Code applied. Any resolution or determination or decision or exercise of any discretion or power made by the Board, any Director or the chairman of any meeting acting in good faith or anything done by, or on behalf, or under the authority, of the Board or any Director acting in good faith, is final and conclusive and is not open to challenge as to its validity or as to any other ground. The Board is not required to give any reason for any decision or determination it makes.

(x) **Electronic Communications**

Subject to the Bermuda Companies Act and to the extent permitted by law, the Company may provide information and give notices using electronic communications.

5. DIRECTORS AND SENIOR MANAGEMENT

5.1 In addition to their directorships of the Company (in the case of the Directors and Proposed Directors), the Directors, the Proposed Directors and the senior management named in this document hold or have held the following directorships other (in the case of the Directors and Proposed Directors) than of subsidiaries of the Company, and are or were members of the following partnerships, over or within the past five years.

Directors and Proposed Directors

Dennis William Purkiss
Mr Purkiss was formerly a director of The International Underwriting Association of London.

Amanda Jane Atkins
Ms Atkins was formerly a director of Zurich London Management Ltd., Rubicon Financial Services Ltd., Rubicon London Ltd., Rubicon Financial Solutions (UK) Limited, Music Theatre London, Patch Limited and British Liver Trust.

Timothy Carrick Faries[1]
Mr Faries is currently a partner at Appleby Spurling & Kempe and a director of A P Forest Products Limited, A P Resources Limited, A. S. & K. Services Ltd., A.I.C. Limited, ACBL Hidrovias, Ltd., Acordia Brokerage Services Ltd., Acordia Management Services Ltd., Aerie ReAssurance, Ltd., Aerostar Investments, Ltd., Affiliated Chemical Group Ltd., Agoura, Limited, Alcan (Bermuda) Limited, Alcan Finances (Bda.) Ltd., Alcan Nikkei Asia Holdings Ltd., Alcan Shipping (Bermuda) Limited, American Surety Ltd., Amicus Limited, Appleby Spurling & Kempe (London) Limited, Applera Insurance Company Limited, ARG Risk Management Limited, Armatas Reinsurance Company Ltd., Arrowhead Ltd., Ashford Company Limited, Asia Pacific Forrest Products Ltd., Asia Pacific Resources International Holdings Ltd., Asia Pacific Resources Limited, ASM Pacific (Bermuda) Limited, Associated Electric & Gas Insurance Services Limited, Atlantic Indemnity Ltd., Atlantic Management Services Ltd.,

[1] Mr Faries is a partner at Appleby Spurling & Kempe, advisors to the Company on Bermuda law and a resident of Bermuda. The Bermuda Companies Act requires that every Bermuda company exempted from local ownership rules (as the Company is) has a minimum of two Bermuda residents involved with the Company as director, secretary and/or resident representative. Companies listed on an appointed stock exchange (as the Company will be) are only required to have a resident representative. Many Bermuda companies appoint one or more Bermuda residents as directors to help satisfy the requirements of the Bermudan Companies Act and to have a quorum available in Bermuda to attend to routine corporate administrative matters. Bermuda lawyers, such as Mr Faries, are therefore regularly asked to sit as directors of Bermuda companies. This practice accounts for the large number of Mr Faries' current and former directorships.

AXA China Region (Bermuda) Limited, Baker Hughes EHO Ltd., Baloise Insurance Company (Bermuda) Ltd., Bausch & Lomb (Bermuda) Limited, Bausch & Lomb Ireland, Bay State Insurance Company, Ltd., BCI Insurance Company Ltd., BD Insurance Limited, Beacon Insurance Company Limited, Bear Insurance Company Ltd., Befico Limited, Belguard Insurance Limited, Bermex Limited, Bluewell Reinsurance Company (Bermuda) Ltd., Bonnie Brae Investments Limited, Boudicca Insurance Company Ltd., BSC Insurance Limited, Burgundy Reinsurance Company, Ltd., Business Value Partners Limited, Butler Holdings, Ltd., Cable Technology (Bermuda) Limited, Camarillo, Limited, Capstone Insurance Company, Ltd., Champlain Insurance Company Ltd., Chancellor Limited, Children's Hospital Insurance Limited, Children's Hospital Integrated Risk Protective Limited, Citrad Ltd., CKB, Co., CL International Insurance Company Ltd., Clariant Reinsurance Ltd., CMDIC Holdings Limited, CMLB Holdings Limited, Coal Contractors Insurance, Ltd., Columbia Holdings Limited, Columbia Investments, Columbia Investments (Bermuda) Limited, Columbia Life and Casualty Company Ltd., Commercial Risk Partners Limited, Commercial Risk Reinsurance Company Limited, Contractors Insurance Alliance Ltd., COR Insurance Limited, COR Limited, Cousins Investments, Ltd., Creative Chemicals Ltd., Credit Derivatives Transactions Ltd., Credit Suisse Life & Pensions (Bermuda) Ltd., Curtis Bay Insurance Co., Ltd., D.L. & C. Holding Company Limited, D.L. & C. Insurance Company Limited, Devon Energy Insurance Company Limited, Dole Asia, Ltd., Dole Fresh Fruit (Bermuda) Limited, Dole Fresh Fruit International, Limited, Dole International, Ltd. Dole New Zealand, Ltd., Domar Ltd., Dreadnaught Insurance Co. Ltd., Dunhill Financial Limited, Dynamo Limited, Eastern Insurance Company Limited, Elm Company Limited, Empire Insurance Limited, Epic Insurance Co. Ltd., Euro-Risk Insurance Limited, Executive Risk (Bermuda) Ltd., F. M. A. Ltd., Falconbridge Collahuasi Limited, Falconbridge Explorations Limited, Falconbridge International (Investments) Limited, Fencourt Reinsurance Company, Ltd. Fireman's Fund Insurance Company of Bermuda (SAC) Limited, First Growth Limited, First Monetary Mutual Limited, Floramerica Investments, Ltd., Four Star Insurance Company, Ltd., FRMT, Ltd., Gentry Investment Limited, Georgia Atlantic Insurance Ltd., Gettysburg National Indemnity (SAC) Ltd., Glacier Insurance Ltd., Global Credit Reinsurance Limited, Golden Rule (Bermuda) Ltd., Goodhealth Worldwide (Bermuda) Limited, GrandRiver Financial, Ltd., GrandRiver Guaranty, Ltd., Grundy European Holdings Limited, Grupo Primary Ltd., Hamden Assurance Company Limited, Harper Gilfillan 1981 (Netherlands Antilles) N.V, Harrington International Insurance Ltd., Harrington Trust Limited, Harrogate Holdings, Limited, Hartford Insurance Ltd., Hartford Life, Ltd., Hartford Management, Ltd., Hasco Construction Ltd., Hawthorne Insurance Company Limited, Heritage Reinsurance Company, Ltd., Highlands Limited, Highlands Overseas Limited, Household Reinsurance Limited, HSBC Life (International) Limited, Hudson Company Limited, Ibek Publishing Ltd., International Disability Services, Limited, International Drilling Fluids Ltd., International P&I Excess Reinsurance Company (Bermuda) Limited, IRC RE, Limited, Jalic Re Ltd., JCT, Ltd., John Swire & Sons (Bermuda) Ltd., Kaith Re Ltd., Kennet Company Limited, KeyCorp Insurance Company, Ltd., Key-Royal Reinsurance Company, Limited, KODA Insurance Group, Ltd., Komag (Bermuda) Limited, KRP, Ltd., Lahey Clinic Insurance Company, Ltd., Latin Pacific Capital Limited, Leeward Insurance Company Limited, Lexco Limited, Liberty Health Corporation, Ltd., Liberty International Management (Bermuda) Ltd., Liberty Mutual (Bermuda) Limited, Liberty Mutual Management (Bermuda) Ltd., Liberty Re (Bermuda) Limited, Life Re International Ltd., Linco Limited, Lion Corporation Limited, Lionheart Shipping Limited, Lonmin Insurance Limited, Mahele, Limited, Marlyn Ltd, Maumee Valley Re Ltd., McDonald's Owner/Operator Insurance Company, Ltd., Mendocino Limited, MI Insurance Company Ltd., Mirant (Bermuda), Ltd., Monument Limited, Monument Reinsurance Brokers (Bermuda) Limited, Mountain Mist Realty (Bermuda) Ltd., Mt. Franklin Insurance Ltd., National Insurance Mutual Assurance Society Limited, New Age Insurance, Ltd., New Ocean Insurance Co., Ltd., New Vision Insurance, Ltd., New York Life Insurance Worldwide Ltd., Nike Africa Ltd., Nike Finance Ltd., Nike International Ltd., North Shore Limited, North Shore Reinsurance Company Limited, North Winds Investment Limited, Northern National Insurance Ltd., Norton Primary (Bermuda) Limited, Novartis Bioventures Ltd., Novartis Finance Services Ltd., Novartis International Pharmaceutical Ltd., Novartis Nutrition Finance Ltd., Novartis Securities Investment Ltd., Novartis Venture Capital Management Ltd., NRC Reinsurance Company Ltd., Oakwood Insurance Company, Ltd., Ocean Lines Limited, Olivewood Limited, Omega II Insurance Limited, OMJ Manufacturing Limited, OPNAD Systems, Ltd., Owendore Limited, Pacific Century Insurance Company Limited, Panamco Insurance Company Limited, Papillon Insurance Services Limited, PDP Insurance Limited, Pediatric Assurance Company, Ltd., Pennsylvania Manufacturers' International Insurance Ltd., Physicians Health Services (Bermuda) Ltd., Pillar Insurance Company (Bermuda) Limited, PMA Holdings Ltd., Precision Petroleum Services Ltd., Primary Group Limited, Primary Reinsurance Company Limited, Primary Risk Holdings Limited, Principal Reinsurance Company, Ltd., Quadramics Ltd., Quaker Insurance Company Limited, Redhill Limited, Reefership Marine Services, Ltd., Regional Insurance Company Ltd., Reid Finance Limited, Reid Management Limited, Renross Limited, Retail Assurance Group, Ltd., RGB Co., Risk Resources, Ltd., River City Insurance Limited, RLB Limited, Robert Fleming Management (Bermuda) Ltd., Robin Insurance Company Limited, Safe Harbor Insurance Company, (Sac) Ltd., Safe Step Reinsurance, Ltd., Safecare, Ltd., Sandoz Investment US Ltd., Savannah Company Limited, Save & Prosper International Insurance Limited, Securities Dealers Insurance Company Ltd., Sefinco Limited, Selective

Industrial Insurance Group, Ltd., ServicePro Ltd., Shield Insurance Company, Ltd., Shipping Industry Mutual Assurance Association Limited, Snap-on SecureCorp Insurance Company Ltd., SolAmerica, Ltd., Solaris Assurance, Inc., Solaris Indemnity, Ltd., Solvest, Ltd., South Atlantic Insurance Co. Ltd., Speedbird Insurance Company Limited, SR Wind Ltd., SRS Access Ltd., St. Regis Insurance Company Limited, Standard Fruit Company (Bermuda) Ltd., Standard Security Re, Ltd., Sterwin Dungarvon, Strategic Risk Solutions (Bermuda) Limited, Sun Life Financial Investments (Bermuda) Ltd., SunArise Insurance Company Ltd., Supreme Insurance Company Limited, Swiss Investment Ltd., Swiss Retail Insurance Company Ltd., SwissRe Capital Management (Bermuda) Ltd., SwissRe Finance (Bermuda) Ltd., SwissRe Investments (Bermuda) Ltd., Syngenta Investment Ltd., Syngenta Reinsurance Limited, Tarpon Company Limited, TCC Holdings Limited, Texas Compensation Company Limited, Texas Instruments Insurance (Bermuda) Limited, The AMF Insurance Company of Bermuda Limited, The Stuart Insurance Group, Ltd., The Swatch Group Finance (Bermuda) Ltd., The Swatch Group Re Ltd., Theradex Holdings, Limited, Thorn Ltd., Three Crowns Insurance Company Limited, TIG (Bermuda) Ltd., TMD, Co., Tool Insurance Company Limited, Tooling & Machining Holding Co. Ltd., Trading Consultants Ltd., Transportation Trucking Insurance Company, Ltd., Triangle International Reinsurance Limited, Triangle Management Limited, Tricor Co. Ltd., Tricor Reinsurance Company Ltd., Trident Insurance Company Ltd., Tryon Assurance Company, Ltd., UBS Group Insurance (Bermuda) Ltd., UMAR Ltd., Unigate Overseas Limited, United Oriental (Bermuda) Co., Ltd., Unity Limited, Ursus, Ltd., Vesta Limited, W. A. Taft & Co. Limited, W. A. Taft Insurance Brokers Ltd., Webster Insurance Ltd., Wellman International Investments, Western Metal Sales Limited, Weston International Corporation, Windmill Investors Ltd., Wm. H. McGee & Co. (Bermuda) Ltd., and Y-Mutual Insurance Ltd., ZCM Holdings (Bermuda)· Limited.

Mr Faries is currently an alternate director of ACBL Argentina, Ltd., ACBL Venezuela, Ltd., Allmerica Asset Management Limited, American Contractors Insurance Group Ltd., Artex Underwriting Managers Ltd., Arthur J. Gallagher & Co. (Bermuda) Limited, Arthur J. Gallagher Intermediaries (Bermuda) Limited, Arthur J. Gallagher Management (Bermuda) Limited, B.I. Limited, BB&T Assurance Company Ltd., Belmont Hotel Property Ltd., California Rental Reinsurance Company Ltd., Camron (Bermuda) Insurance Ltd., Cardem Insurance Co. Ltd, Cascade Insurance Company Ltd., Castle Harbour Insurance Limited, CBS Insurance Company Limited, CCI Investment Company Ltd., Celtic Insurance Company Limited, Clients Assurance Pool, Ltd., Clients Risk Security Pool Ltd., Coastal Medical Insurance Ltd., Concord Enterprise Insurance Co. Ltd., Crest Hill Limited, Eastern & Oriental Express Limited, Eastside Islands Insurance Managers Ltd., Efekta Insurance Ltd., EIC Corporation Ltd., Exporters Asset Management Ltd., Exporters Insurance Company (Overseas) Ltd., Exporters Insurance Company, Ltd., Gentry Finance Limited, Global China Holdings Ltd, Global China Investments Ltd., Globe (Bermuda) Ltd., Golden Spike Energy Yemen Limited, Greater Atlantic Holding Ltd., Greater Atlantic Insurance Company Ltd., GTE Life Insurance Company Limited, Howard Energy International–Eurasia, Ltd., Integral Management (Bermuda) Ltd., International Medical and Technology Limited, Kepital Insurance Limited, KS Investments Ltd., Lakewood Insurance Limited, LHAM Ltd., Maple Leaf Foods Insurance Limited, Maritime Underwriters Ltd., Mark International (Bermuda) Ltd., MassMutual International (Bermuda) Ltd., MassMutual (Bermuda) Ltd., Milestone Insurance Co., Ltd., Minwa International Holdings Limited, MRI Infrastructure Holdings Limited, New Atlantic Insurance Co., Ltd., New Century Insurance Co., Ltd., New World (SAC) Reinsurance Ltd., New World Insurance Holdings Ltd., Norex Corporation Ltd., Oakwood Worldwide Insurance Company Limited, Orange Assurance Limited, Pestalozzi Street Insurance Company, Ltd., Pipe Holding Ltd., Pipe Insurance Ltd., PLD Holdings Limited, PMG Assurance Ltd., Popco Ltd., Porton Insurance Company Limited, Radian Reinsurance (Bermuda) Limited, Scholastic Risk Services Limited, Select Reinsurance Ltd., SIEM Drilling Ltd., SK Insurance (Bermuda) Limited, Soponata-Teekay Limited, Stratford Insurance Company, Ltd., Sylvan Insurance Company Ltd., Twenty-First Century Holdings Limited, UBF Surety Ltd., and Whitman Insurance Co. Ltd.

Mr Faries was formerly a director of: A.S. & K. Protectors Limited, AES Overseas Ltd, Alumivensa Limited, American Fidelity (China), Ltd, American Fidelity International (Bermuda) Ltd, American Fidelity Offshore Investments Ltd, Analogue Holdings Limited, Anfill Ltd, Angelus Investment Limited, Aquality Holdings International Limited, Arion Insurance Company Limited, Ashmont Insurance Company Limited, Asia Communications Global Limited, Asia Leasing Limited, Asia Satellite Telecommunications Holdings Limited, Aspen Insurance Holdings Limited, Atalantaf Limited, AXA China Region Insurance Company (Bermuda) Limited, Bain Gulf Limited, Barclay Green Holding Limited, Bausch & Lomb (Bermuda) Finance Company, Ltd, Bay Investments Ltd, Black Emerald (Far East) Ltd, Britanny Holdings Limited, Britanny Insurance Company Ltd, Campsie Ltd, CBO Management Ltd, Cedar Lane Holding Limited, Chester Investments Limited, China Brilliance Automotive Components Group Limited, China Brilliance Medical & Pharmaceutical Holdings Limited, China Century Cement Limited, China Consolidated Foods, Limited, China Construction Holdings Limited, China Telecom Limited, Cirrus Logic International Ltd, CJC, Ltd, Clairfont International Limited, Clare Limited, CMDIC Investments Limited, Codanforsikring (Bermuda) Limited, Columbia Laboratories (Bermuda) Ltd, Constellation

Shipping Limited, Crown Swire Investment Company Limited, Crux Limited, CWB, Ltd, Dan Hann Holdings Limited, Dearborn Court Holding Limited, Diglame Finance Limited, DSP Solutions International Ltd, E. D. & F. Man Holdings Insurances Limited, EACO Ltd, Ebbtide Holdings Limited, Enigma (Bermuda) Ltd, Fina Finance Ltd, Fina Supply Limited, Finance and Development Company of Jersey Limited, First Palisades Limited, First Taiwan Holdings Ltd, Food Processors Assurance Ltd, Franklin Drive Investors Limited, Galer Green Holding Limited, Geolandia Ltd, Glenwood Co. Ltd, Global Investors Insurance Ltd, Global Trade Strategies Unlimited Ltd, Gold Cup Limited, Gold Mountain Realty (Bermuda) Ltd, Gold Mountain Realty Holding of Bermuda Ltd, Gotco, Ltd, Green Mountain Realty (Bermuda) Ltd, Green Mountain Realty Holding of Bermuda Ltd, Gressel Limited, Grove Properties Ltd, Grupo Primary Holdings Ltd, Gulf International Lubricants, Ltd, Haas International Trading, Ltd, Hallmark Investments Ltd, Hannover Re (Bermuda) Ltd, Harilela Hotels Limited, Harper Gilfillan (Jersey) Limited, Harrogate Holdings, Limited, Haverford (Bermuda) Ltd, Hedge Holdings Limited, Hedge Re (Bermuda) Limited, Hedge Re (USA) Limited, Hedge Re Services Limited, Heritage (Bermuda), Ltd, Highland Drive Holding Limited, Hove Limited, Inlet Investments Ltd, Insurance Group of Asia (Bermuda) Ltd, Intercord Holdings Ltd, International Insurance Consulting Services Ltd, International Insurance Investors (Bermuda) Limited, Jo Tankers (Bermuda) Limited, Kalex International Limited, KBDA Holdings, Ltd, Kelsey Park Holding Limited, Kibo Holdings Limited, King Court Investors Limited, Kite Limited, KMA Limited, KS Island Holdings Ltd, Landmark Insurance Limited, LC International (Bermuda) Limited, Leyton Company Limited, Lido Limited, Lincoln National Reinsurance Company Limited, Lupines Limited, Lusutihi Investments Ltd, M. Vest (Bermuda) Limited, Madrona Square Holding Limited, Magnolia Bluff Investors Limited, Management & Technical Consultants Co. Limited, Mandsby, Ltd, Marine Electronic Engineering Ltd, Mason Investments Limited, Mid-Atlantic Acceptance Company, Limited, Mondial Expatriate Services Limited, Monmouth Ltd, Moore McCormack (Bermuda) Ltd, Moscliff Investment Limited, Mosking Investment Limited, Mosocean Investment Limited, Mosqueen Investment Limited, Mosvold Shipping Ltd, Mountain Mist Realty Holding of Bermuda Ltd, Mustique Manor Limited, Nanco Ltd, Neath Limited, North Winds Investment Limited, Norton Insurance Limited, Norwich Union Insurance (Gulf) Ltd, Novartis Limited, Numerical Limited, OccuCare Re Ltd, Ocean Gas Limited, Old Fort Insurance Company, Ltd, Orasense Ltd, Osprey Limited, P W Longterm Holdings Ltd, Pacam Limited, Pacific Carta (Bermuda) Ltd, Pacific Century Telecommunications Limited, Pacific Leasing Limited, Pan (Bermuda) Construction Limited, Paradigm Consulting, Ltd, Paradigm Ltd, Paradigm USA Consulting Inc, Pico (Bermuda) Limited, Pico Limited, Pigin Limited, Poole and Kent, Ltd, Portsmouth Funding (Bermuda), Ltd, Premier Overseas Holdings Ltd, Premier Pacific Pharmaceutical Industries Limited, Prilla Ltd, Primary (SAC) Limited, Primary Management (Bermuda) Ltd, Primary Syndicates Limited, Prudential Shipmanagement Limited, RawSpoon Limited, Rex Re Insurance Ltd, Richmond Management Services (Bermuda) Limited, Royal Enfield, Ltd, Samson Paper Holdings Limited, San Antonio Shipping Limited, Sandgate Ltd, Sanwa International (Bermuda) Limited, Sayle Co. Ltd, SeaAire Casualty Company Ltd, Securitised Home Mortgage Corporation (No.1) Ltd, Senate Insurance Company Ltd, Seneca Station Holding Limited, Shetland Limited, Simatelex (Holdings) Company Limited, Singer Sewing Machine Company Ltd, Singleton Company Ltd, Small Holdings Ltd, Solutions Reinsurance Limited, Somers Holdings Limited, SPHI Ltd, SPO Boats Limited, SPO Craft Limited, SPO MPV Limited, Spo Ships Limited, Spring Street Investors Limited, Stamford Leasing Limited, Stellar Navigation Ltd, Sun God Insurance Company Ltd, Sun Life Financial Services Limited, Sun Rain Realty (Bermuda) Ltd, Sun Rain Realty Holding of Bermuda Ltd, Superior (Bermuda) Ltd, Surety International Ltd, Swallow Limited, Swire Pacific Industries Limited, Swire Pacific Insurance Brokers (Bermuda) Limited, Swire Pacific Offshore Holdings Limited, Swire Pacific Offshore Limited, Swire Source Two International Ltd, Swire Southern Limited, SwissRe Properties (Bermuda) Ltd, Sylin Ltd, T & M Escrow Subsidiary Ltd, Taikoo Motors Offshore Limited, Tamarisk Limited, Teign Limited, Teron International Building Technologies Ltd, The Medical Centre Insurance Company, Ltd, Trading Solutions Ltd, Transatlantic Management Company Ltd, Travel Ties Limited, Tuntex Textile (Bermuda) Co., Ltd, UDL Marine Corporation Limited, Unison ElectroDynamics Limited, Unison Pacific Investment (US) Limited, Ursus, Ltd, USCC-B Ltd, Verdmont Co. Ltd, Washington Ward Holding Limited, Weller Place Investors Limited, Wesfarmers Risk Management Limited, Western Atlas International, Ltd, Whaler Holdings Limited, Wheelock Investment (Bermuda) Limited, Windsor Parc Ltd, WPI (Bermuda) Ltd, XL Winterthur International (Bermuda) Ltd, and XL Winterthur International Services Ltd.

Mr Faries was formerly an alternate director of: A.S.E. Holding Limited, ACBL Castle Harbour, Ltd, ACL Venezuela, Ltd, Aerospace Finance (Bermuda) Ltd, Aerostar Investments, Ltd, Agincourt, Ltd, Agro Micro Sulfur Limited, Alcan Nikkei Asia Holdings Ltd, Allmerica Asset Management Limited, Alpha Charter Ltd, Alpha Omega Ltd, Alphega Insurance Ltd, Amerscan & Co. Limited, Amerscan Capital Management Ltd, Anchor Holdings Ltd, Applera Insurance Company Limited, Argentum Holdings Limited, Arlington Limited, Arthur J. Gallagher & Co. (Bermuda) Limited, Arthur J. Gallagher Intermediaries (Bermuda) Limited, Arthur J. Gallagher Management (Bermuda) Limited, Ascend Communications (Bermuda) Financing Limited, Ascend Communications (Bermuda) Holdings Limited, Ascend Communications Investments Limited, Asia Pacific

Investment Company Limited, Atlantic Maritime Services Limited, Aurum Holdings Limited, Auto Dealers Insurance Company Limited, B & P (Investments) Limited, Baloise Insurance Company (Bermuda) Ltd, Bassini Playfair Wright Advisors, Inc, Bay State Insurance Company, Ltd, BCI Insurance Company Ltd, Bermuda Capital Company Limited, Bishopsgate Investments Limited, Boudicca Insurance Company Ltd, Boxer 2 Ltd, Boxer 3 Ltd, Brilliant International Limited, Bristol Shipping Limited, Brittany Holdings Limited, Brittany Insurance Company Ltd, BSC Insurance Limited, Canada Maritime Limited, Canada Maritime Ship Management Ltd, Capital Reinsurance Company Limited, Casterbridge Marine Limited, Casula Investment Ltd, Cavendish Trustee (Private) Ltd, Cecoa Ltd, CEF Concord Co-Generation Company Limited, Chance Limited, Children's Hospital Integrated Risk Protective Limited, China Cathay Tyre Limited, China Century Cement International Limited, China Resources Logic Limited, Chinachem Holdings Limited, CIM International Limited, Citrad Ltd, Clyde Holdings Limited, CMB Limited, Columbia Investments, Columbia Investments (Bermuda) Limited, Comitra Ltd, Concorde Express Limited, Contender 1 Ltd, Contender 2 Ltd, COR Insurance Limited, COR Limited, Crab Apple Insurance Company, Ltd, Cruise Corporation Ltd, D. B. Investments, Ltd, Delphi Insurance Company Ltd, Depositary (Bermuda) Limited, Dexter Circle Investors Limited, Diglame Finance Limited, Domar Ltd, Dovey Shipping Co. Ltd, Dreadnaught Insurance Co. Ltd, Endurance Specialty Insurance Ltd, Endurance Specialty Insurance Ltd, Englong Holdings Limited, Eurasia Travel Network Limited, Euro-Risk Insurance Limited, FCA Insurance Limited, Fina Finance Ltd, Fina Supply Limited, Fine Growth Investment Limited, Fireman's Fund Insurance Company of Bermuda (SAC) Limited, First Growth Limited, First Palisades Limited, Four Star Insurance Company, Ltd, FRMT, Ltd, G. C. I. Insurance Company Limited, GAI (Bermuda) Ltd, GAI Insurance Company, Ltd, Garfield Drive Limited, Gateway Insurance Company Ltd, Gemini Capital Management Ltd, Germain Holdings Limited, Glory International Investment Co., Ltd, Golden Spike Energy Indonesia Limited, Golden Spike Pasiriaman Limited, Golden Spike South Sumatra Limited, Grundy European Holdings Limited, Grundy Worldwide Limited, GTE Life Insurance Company Limited, GTE Reinsurance Management Limited, Hadley Group, Limited, Hamden Assurance Company Limited, Harrington Sound Insurance Limited, Haverford (Bermuda) (SAC) Reinsurance Ltd, Haverford Holdings Reinsurance Ltd, Heartland Insurance Co., Ltd, Hexagon Capital Management Ltd, HLG International Securities Ltd, Hog Island Holdings Limited, Howard Petroleum International, Ltd, Illiana Insurance Co., Ltd, IMC Shipping Limited, Indochina Investments Limited, Indus Investments Limited, Integral Management International Limited, Integrated Oilfield Services, Ltd, Intex International Ltd, J & R Holding Limited, Jameel Holdings (Bermuda) Limited, Jameel Shipping Holdings Limited, Jeffco, Ltd, Jo Tankers (Bermuda) Limited, KeyCorp Insurance Company, Ltd, KODA Insurance Group, Ltd, Komag (Bermuda) Limited, Komag Overseas Limited, Kwik-Kopy International Ltd, Lahey Clinic Insurance Company, Ltd, Lawrence Advisors Limited, Leisure Holdings Asia Ltd, Lenora Place Investors Limited, Lexco Limited, Liberty Bell Insurance, Ltd, Liberty Health Corporation, Ltd, Liberty Mutual (Bermuda) Limited, Liberty Mutual Management (Bermuda) Ltd, Lippo Protective Thailand Ltd, Lone Star Insurance Company, Ltd, Lykes Lines Holdings Limited, M.M. Holding Ltd, Magna International, Ltd, Mark International Partners, Ltd, Marubeni Telecom Development Limited, Melrose Place Limited, Mercata Seagas International Ltd, Mercer Lane Investors Limited, Merchant Investors Management Limited, Meridian Insurance Company Limited, MicroTec Holdings Limited, Minet Re (Bermuda) Ltd, Miramar Finance (Bermuda) Ltd, Mondial Expatriate Services Limited, Mosvold Shipping Ltd, Mountain Laurel Insurance Company, Ltd, Mycom (Bermuda) Ltd, Mycom Motors (Bermuda) Limited, Mycom Setdco Ltd, Nabors Drilling International Limited, Natc Holding Company, Ltd, Navona Communications Corporation Ltd, New Asia Realty (Bermuda) Limited, New Vision Insurance, Ltd, New World Reinsurance Holdings Ltd, New York Life Insurance Worldwide Ltd, NOR-BER Ltd, Nordic Insurance Co. Ltd, North American London Underwriters, Limited, Norton Insurance Limited, Norwich Union Insurance (Gulf) Ltd, Nynas Insurance Company Ltd, NZ Holdings Limited, Oak Tree (Bermuda) Ltd, Observatory Hotel Ltd, Ocean Glory Limited, Ohio Cap Insurance Company, Ltd, Olive Way Investors Limited, Omac International Limited, OMI Marine Services Limited, Orient-Express Holdings 1 Ltd, Orient-Express Holdings 4 Ltd, Orient-Express Hotels Botswana Ltd, Orient-Express Hotels Ltd, Orient-Express Hotels Properties Ltd, Overseas Distribution Systems, Ltd, Owendore Limited, Pacific Life Insurance Company Ltd, Paget One (Bermuda) Limited, Paget Two (Bermuda) Limited, Pan Pacific Holding Company Limited, Parkside Boulevard Limited, Pico Limited, PML International Insurance Ltd, Polychem Limited, Primary Syndicates Limited, Prime Tollways Company Limited, Principal Reinsurance Company, Ltd, Quaker Insurance Company Limited, RDC Investment (Bermuda) Limited, Regional Insurance Company Ltd, Renaissance Advisory Services Limited, Renaissance Capital (ESS) Limited, Renaissance Capital Group Limited, Renaissance Capital International Ltd, Rex Re Insurance Ltd, Rhymney Shipping Company Limited, Ridge View Investors Limited, Riyad Insurance Company Ltd, RLB Limited, Royal Enfield, Ltd, S.J. Enterprise Ltd, Saga Shipping Ltd, Sagitta Asset Management (Bermuda) Limited, Sarrat Limited, Scandinavian Reinsurance Company Ltd, Scholastic Risk Services Limited, Sea Containers Ports and Ferries Limited, Seacat 2 Ltd, Seacat 3 Ltd, Seacat 4 Ltd, Seacat 6 Ltd, Seacat Ltd, Seafast Managment Services Limited, Seagas International Ltd, Seagos Tankers Services Limited, Select Southern Holdings, Ltd, Severn Shipping Limited, Sheffield Insurance Company, Ltd, Sheldon Investments Ltd, SIA Insurance Company, (Risk Retention Group) Ltd, Signet Shipping Ltd, Singleton

Company Ltd, SK Insurance (Bermuda) Limited, Skye Shipping Limited, Snap-on SecureCorp Insurance Company Ltd, Solaris Assurance, Inc, Solaris Indemnity, Ltd, Soponata-Teekay Limited, South Atlantic Insurance Co. Ltd, South Cone Consulting Ltd, St. John's Insurance Company Limited, Strategic Risk Solutions (Bermuda) Limited, Strider 10 Ltd, Strider 2 Ltd, Strider 4 Ltd, Strider 9 Ltd, Sumitomo Marine Investment & Management (Bermuda) Ltd, Sundowner Offshore International (Bermuda) Limited, Sunshine Insurance, Limited, Tackler 3 Ltd, Talon Corporation Ltd, Teddington Company Limited, The Atlantic Eagle Insurance Co., Ltd, The Great Midwest Insurance, Co., Ltd, The Great Southeast Insurance Company, Ltd, The Maurice and Vivienne Wohl Charity, The Medical Centre Insurance Company, Ltd, The Stuart Insurance Group, Ltd, The Young's Foundation, Theradex Holdings, Limited, TLC (Bermuda) Ltd, Tool Insurance Company Limited, Trans Ocean Distribution Limited, Transworld Communications (Bermuda) Ltd, Triton Aviation Limited, Triton Aviation Services Limited, Tryon Assurance Company, Ltd, UBS Group Insurance (Bermuda) Ltd, Unicool Ltd, United Kina Brewing Group Limited, Unity Limited, Ursus, Ltd, Valley Drive Investors Limited, Venco, Ltd, Verona Place Limited, Vessel Holdings 2 Ltd, Vessel Holdings 3 Ltd, Vessel Holdings Ltd, Wawasan Investments Limited, Wellbridge Maritime Limited, Wheat International (Bermuda) Ltd, Windsor New Orleans Properties Ltd, Windsorton Mining Limited, Wm. H. McGee & Co. (Bermuda) Ltd, Woodbridge Asset Management Ltd, Worcester Holdings Ltd, Wye Shipping Limited, Xinle International Holdings Limited, Yageo Holding (Bermuda) Limited, and Y-Mutual Insurance Ltd.

James Richard Fisher

Mr Fisher is currently a managing member of Fisher Capital Corp L.L.C and a director of BRW Acquisition, Inc. and Willis Group Holdings Limited.

Mr Fisher is currently a limited partner of KKR Partners.

Todd Andrew Fisher

Mr Fisher is currently a director of Accuride Corporation, BRW Acquisition, Inc., Rockwood Specialties, Inc., Willis Group Holdings Limited, KKR 1996 Overseas, Limited, KKR Europe Limited, and KKR Millennium Limited.

Mr Fisher is currently a limited partner of KKR Associates, L.P., KKR Associates (Strata) L.P., KKR Associates (KLC) L.P., KKR Associates (NXS) L.P., KKR Associates 1996 L.P., KKR Associates II (1996) L.P., KKR Partners, KKR Associates Europe, Limited Partnership, KKR Associates Millennium (Overseas), Limited Partnership and KKR Associates Millennium L.P.

Mr Fisher was formerly a director of Kohlberg Kravis Roberts & Co and Layne Christensen Company.

Mr Fisher is currently a member of Aurora Investments L.L.C, KKR-FS Associates II L.L.C, Lion & Eagle Investor L.L.C, Lion & Eagle Investor II L.L.C, QP Investments L.L.C, KKR-AKI Investors L.L.C Strata, L.L.C., KKR 1996 GP L.L.C., KKR Millennium GP L.L.C. and KKR & Co., L.L.C.

Perry Golkin

Mr Golkin is currently a director of PRIMEDIA, Inc., Willis Group Holdings Limited, Rockwood Specialties Inc., Walter Industries, Inc., BRW Acquisition, Inc., Biomedical Research Alliance of New York, KKR 1996 Overseas, Limited, KKR Europe Limited and KKR Millennium Limited.

Mr Golkin is currently the general partner of KKR Associates, L.P., and Pelham Manor Associates L.P. and a limited partner of KKR Associates (Strata) L.P., KKR Associates II (1996) L.P., and KKR Partners, KKR Associates Europe, Limited Partnership, KKR Associates Millennium (Overseas), Limited Partnership and KKR Associates Millennium L.P.

Mr Golkin was formerly a director of Canadian General Insurance.

Mr Golkin is currently a member of Aurora Investments L.L.C, KKR-FS Associates II L.L.C, Lion & Eagle Investor II L.L.C, QP Investments L.L.C, KKR-AKI Investors L.L.C, Madison Midwest II L.L.C. Strata L.L.C., KKR 1996 GP L.L.C., KKR Millennium GP L.L.C., KKR & Co. L.L.C., KKR-KLC L.L.C. and KKR-NXS L.L.C.

Robert Glenn Hilliard

Mr Hilliard is currently a director of Hilliard Group, L.L.C. and Conseco, Inc.

Mr Hilliard was formerly a director of ING Americas, ING Canada Holdings, Inc., ING Canada Advisory Board, ING Canada P&C, Inc., ING Canada, Inc., ING America Insurance Holdings, Inc., ING North America Insurance Corporation, ING Foundation, Inc., MIA Office Americas, Inc., ING Funds, ING Investment Management, LLC, Lion Custom Investments, LLC, Lion II Custom Investments, LLC, ING Bank, ING Bank, fsb, Sul America Seguros, Sulasapar, Sasa, ING Mexico, Seguros Comercial America, S.A. de C.V., Afore Bital, S.A. de C.V., ING Seguros, S.A. de C.V., Pensiones Bital, S.A., Seguros Bital, S.A. de C.V. Grupo Financiero Bital, Servicios, B-I S.A. de C.V. and Arthur M. Welling, Ltd.

Scott Charles Nuttall
Mr Nuttall is currently a director of Willis Group Holdings Limited, Amphenol Corporation, BRW Acquisition, Inc., KinderCare Learning Centers Inc., and Walter Industries, Inc.

Mr Nuttall is currently a limited partner of KKR Associates, L.P., KKR Associates (Strata) L.P., KKR Associates 1996 L.P., KKR Associates II (1996) L.P., KKR Partners, KKR Associates Europe, Limited Partnership, KKR Associates Millennium (Overseas), Limited Partnership and KKR Associates Millennium L.P.

Mr Nuttal is currently a member of Aurora Investments L.L.C, Aurora Investments II L.L.C, KKR-FS Associates II L.L.C, Lion & Eagle Investor II L.L.C, KKR-AI Investors L.L.C and Madison Midwest II L.L.C.

John Reeve
Mr Reeve is currently a director of Temple Bar Investment Trust plc, PEC Concerts Ltd,. Invest In Thames Gateway London Ltd., Lamarsh Services Ltd. and Autologous Transfusion Ltd.

Mr Reeve is currently a limited partner of KKR Partners. The Board have deemed that, for the purposes of the Combined Code and Listing Rules, John Reeve is independent.

Mr Reeve was formerly a director of Willis Group Limited, East London Business Alliance, International Insurance Society Inc. and London First.

Senior Managers

Robert Dickens Byler
Mr Byler is currently a director of Alea North America Insurance Company and Alea North America Company.

Stephen Paul Cane
Mr Cane is currently a director of Alea Holdings UK Limited, The International Underwriting Association of London, LPSO, London Processing Centre Limited, Ins-Sure Holdings Limited, and Ins-Sure Services Limited.

Mr Cane was formerly a director of Market Building Limited, The London Underwriting Centre Limited, LUC Holdings Limited, and ZPC (Construction) Company Limited.

Leonard Ray Goldberg
Mr Goldberg is currently a director of Alea Holdings US Company.

Michael Howard Hayes
Mr Hayes is currently a director of Alea North America Company and Alea North America Insurance Company.

George Perryman Judd
Mr Judd is currently a director of Alea Holdings Guernsey Limited and Alea North America Insurance Company.

Stewart Keith Laderman
Mr Laderman is currently a director of Alea London Limited.

Gilles Meyer
Mr Meyer is currently a director of Alea Group Holdings AG and was formerly a director of International Mining Underwriters Ltd.

André Perez
Mr Perez is currently a director of Alea (Bermuda) Ltd.

Timothy James Peter Riley
Mr Riley is currently a director of Alea Technology Ltd.

Sean Alistair Sawyer
None.

5.2 At the date of this document none of the Directors, the Proposed Directors or senior management named in this document:

5.2.1 has any unspent convictions in relation to indictable offences;

5.2.2 has been declared bankrupt or entered into an individual voluntary arrangement;

5.2.3 was a director with an executive function of any company at the time of or within the 12 months preceding any receivership, compulsory liquidation, creditors' voluntary liquidation, administration or

company voluntary arrangements of that company or any composition or arrangement with its creditors generally or any class of its creditors;

5.2.4 was a partner in a partnership at the time of or within the 12 months preceding any compulsory liquidation, administration or partnership voluntary arrangement of such partnership;

5.2.5 has had his assets the subject of any receivership or was a partner in a partnership at the time of or within the 12 months preceding any assets thereof being the subject of a receivership; or

5.2.6 has been the subject of any public criticisms by any statutory or regulatory authority (including any designated professional bodies) nor has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct of the affairs of any company.

6. DIRECTORS' AND SUBSTANTIAL SHAREHOLDERS' INTERESTS

6.1 The interests and expected interests of the Directors and the Proposed Directors in the issued Common Share capital of the Company and the interests of any connected person of a Director or Proposed Director (the existence of which is known to or could with reasonable diligence be ascertained by that Director or Proposed Director, whether or not held through another party), as at the date of this document and as they are expected to be immediately following the Global Offer are as set out in the table below.

	At the date of this document			Following the Global Offer[4]	
Name of Director/ Proposed Director	**No. and Class of Common Shares (Class A)**	**(Class B)**	**% of issued Common Share capital**	**No. of Common Shares**	**% of issued Common Share capital[5]**
Dennis W. Purkiss	—	13,379	0.25	267,580	0.15
Amanda J. Atkins	—	11,883	0.22	237,660	0.14
Timothy C. Faries	—	—	—	—	—
James R. Fisher[2]	128,426	7,480	2.54	2,718,120	1.57
Todd A. Fisher[1]	3,537,004	—	66.16	70,740,080	40.86
Perry Golkin[1]	3,537,004	—	66.16	70,740,080	40.86
Scott C. Nuttall[1]	3,537,004	—	66.16	70,740,080	40.86
John Reeve[3][4]	128,426	—	2.4	100,000	0.06
R. Glenn Hilliard[4]	—	—	—	100,000	0.06
All Executive Directors and key employees as a group	—	199,157	3.7	3,983,140	2.30

[1] *Perry Golkin and Todd Fisher are directors and shareholders of KKR 1996 Overseas, Limited. Perry Golkin, Todd Fisher and Scott Nuttall are limited partners of KKR Associates II (1996), Limited Partnership ("KKR Associates II") and limited partners in KKR Partners. KKR 1996 Overseas, Limited is the general partner of KKR Associates II and of KKR Partners, KKR Associates II is the general partner of KKR Fund. KKR Fund and KKR Partners are both registered holders of 3,408,578 and 128,426 Class A Common Shares respectively and as a result of the relationships set out above these Directors are interested in the Common Shares owned by these entities or in some of such Common Shares.*

[2] *James R Fisher and Fisher Capital Corporation LLC are both limited partners of KKR Partners. James R Fisher is the majority shareholder and managing member of Fisher Capital Corporation LLC. KKR Partners is a registered shareholder in the Company and as a result of the relationships set out above, James R Fisher is interested in the Common Shares owned by KKR Partners or in some of such Common Shares. Additionally, Fisher Capital Corporation is the registered holder of Common Shares and James R Fisher's interest set out above includes his interest in these Common Shares.*

[3] *John Reeve is a limited partner in KKR Partners and is as a result interested in the Common Shares owned by KKR Partners or in some of such Common Shares.*

[4] *Common Shares are to be subscribed by John Reeve and R. Glenn Hilliard at the Offer Price but not as part of the Global Offer (see paragraph 7.5 of this Part 10: Additional Information). Following the Global Offer, and assuming no exercise of the Over-Allotment Option, Mr Reeve and Mr Hilliard will hold 0.1% and 0.1% respectively of the issued Common Share capital.*

[5] *Assuming no exercise of outstanding options and/or the Over-Allotment Option (as applicable).*

The table above assumes no exercise of the Over-Allotment Option and no exercise of any outstanding option over Common Shares.

6.2 Options have been granted to Dennis W. Purkiss and Amanda J. Atkins under the Company's 2002 Plan (as defined in paragraph 9 of this Part 10: Additional Information) as follows:

		At the date of this document		Following the Global Offer	
Name	**Date of grant**	**No. and Class of Common Shares**	**Subscription price**	**No. of Common Shares**	**Subscription price**
Dennis W. Purkiss	19 May 2000	46,752 (Class B)	CHF 110.79	935,040	CHF 5.54
	4 April 2003	3,382 (Class B)	US$ 85.98	67,640	US$ 4.30
Amanda J. Atkins .	19 May 2000	40,520 (Class B)	CHF 110.79	810,400	CHF 5.54
	4 April 2003	3,506 (Class B)	US$ 85.98	70,120	US$ 4.30

6.3 Options have been granted to Fisher Capital under the Stock Option Agreement described in paragraph 3.5.3 of this Part 10: Additional Information.

		At the date of this document		Following the Global Offer	
Name	**Date of grant**	**No. and Class of Common Shares**	**Subscription price**	**No. of Common Shares**	**Subscription price**
Fisher Capital[(1)] . .	19 May 2000	11,586 (Class B)	CHF 110.79	231,720	CHF 5.54
	19 December 2001	11,631 (Class B)	US$ 85.98	232,620	US$ 4.30

[(1)] *See note 2 to the table in paragraph 6.1 of this Part 10: Additional Information.*

6.4 Save as set out in paragraphs 6.1 to 6.3 of this Part 10: Additional Information, following the Global Offer, no Director will have any interest in the share capital of the Company or any of its subsidiaries.

6.5 The following table shows the interests in the Common Shares, other than the interests of the Directors set out in paragraph 6.1 of this Part 10: Additional Information, by persons who directly or indirectly are interested in 3% or more of the Company's issued share capital both at the date of this document and as they are expected to be following the Global Offer.

	At the date of this document		Following the Global Offer	
Name	**No. and Class of Common Shares**	**% of issued Common Share capital**	**No. of Common Shares**	**% of issued Common Share capital**
KKR 1996 Fund (Overseas), Limited Partnership	3,408,578 (Class A)	63.76	68,171,560	39.4
New York State Retirement Co-Investment Fund, L.P.	174,459 (Class A)	3.26	3,489,180	2.0
CalPERS/PCG Corporate Partners, LLC	348,918 (Class A)	6.53	6,978,360	4.0
The State of Wisconsin Investment Board	444,896 (Class A)	8.32	13,956,720	8.1
BACP Europe Fund II L.P.	348,918 (Class A)	6.53	6,978,360	4.0
The State of Wisconsin Investment Board	252,940 (Class B)	4.73		

The table above assumes no exercise of any option or of the Over-Allotment Option. Save as disclosed above the Directors are not aware of any person who is interested directly or indirectly in 3% or more of the issued share capital of the Company.

6.6 Save as set out in this Part 10: Additional Information, the Directors are not aware of any person who could directly or indirectly, jointly or severally, exercise control over the Company.

7. TRANSACTIONS WITH DIRECTORS AND PROPOSED DIRECTORS

7.1 Save as set out in this Part 10: Additional Information, no Director or Proposed Director has or has had any interest in any transaction which is or was unusual in its nature or conditions or is or was significant to the business of the Group and which was effected by the Company in the current or immediately preceding financial year of the Company or which was effected during an earlier financial year and remains in any respect outstanding or unperformed.

7.2 Save as set out in this Part 10: Additional Information, there are no outstanding loans granted by any member of the Group to any Director or Proposed Director, nor has any guarantee been provided by any member of the Group for their benefit.

7.3 At 1 September 2003, the Group had one loan outstanding to Dennis W. Purkiss, the Group Chief Executive Officer, totalling £152,199.60, pursuant to a loan agreement between Dennis W. Purkiss and Alea Europe Ltd. dated 19 May 2000. The loan relates to the purchase of Common Shares. The loan bears interest payable annually in cash at a fixed rate per annum of 6.85%. The loan must be paid in three equal annual installments of £50,733.20 on 31 August in each of 2004, 2005 and 2006. The loan will become immediately due and payable upon either: (i) the termination of Mr. Purkiss's employment with the Company or any of its Group entities for any reason, or (ii) the date of exercise by Mr. Purkiss of any option.

Under the loan agreement, Mr. Purkiss's borrowings are secured by a pledge of all of the Common Shares acquired by him. Such pledged shares are held by an escrow agent. If Mr. Purkiss does not repay his loan or interest is not paid when due, Alea Europe Ltd. may declare the loan due and payable and cause the escrow agent to dispose of the pledged Common Shares.

In addition to recourse against the Common Shares held by Mr. Purkiss as provided in the loan agreement, Alea Europe Ltd. will have, to the extent available under applicable law, full recourse against Mr. Purkiss and all of his other assets for the payment of the principal of, or accrued and unpaid interest on, his loan or for any claim based thereon (including costs of collection).

7.4 Fisher Capital has received options to acquire 23,217 Class B Common Shares described in more detail in paragraphs 3.5.3 and 6.3 of this Part 10: Additional Information. Fisher Capital has also entered into an Advisory Fee Agreement with the Company described in more detail in paragraph 21.3 of this Part 10: Additional Information.

7.5 Pursuant to a subscription agreement dated 12 November 2003 and made between the Company, KKR Fund and John Reeve, Mr Reeve has agreed, subject to Admission becoming effective, to subscribe for 100,000 Common Shares at the Offer Price but not as part of the Global Offer. Pursuant to a subscription agreement dated 11 November 2003 and made between the Company, KKR Fund and R. Glenn Hilliard, Mr Hilliard has agreed, subject to Admission becoming effective, to subscribe for 100,000 Common Shares at the Offer Price but not as part of the Global Offer. The Common Shares to be subscribed by Mr Reeve and Mr Hilliard will be subject to the lock-up arrangements described in paragraph 19 of this Part 10: Additional Information. Each of Mr Reeve and Mr Hilliard has also entered into (a) a stockholder's agreement with the Company and KKR Fund and (b) a sale participation agreement with KKR Fund. Pursuant to each stockholder agreement, Mr Reeve and Mr Hilliard give certain representations and warranties and undertake not to transfer their Common Shares for a period of one year from the date of the Underwriting Agreement. Pursuant to each sale participation agreement, Mr Reeve and Mr Hilliard and KKR Fund have the rights and obligations summarised in paragraph 3.4.2 of this Part 10: Additional Information. Nigel Shepherd has entered into a subscription agreement with the Company but is not a Director. Under that agreement, the Common Shares to be subscribed by Mr Shepherd will be subject to a lock-up of 6 months.

7.6 Further transactions in which certain Directors have an interest are summarised in paragraph 21 of this Part 10: Additional Information.

8. DIRECTORS' AND PROPOSED DIRECTORS' SERVICE AGREEMENTS AND LETTERS OF APPOINTMENT

8.1 Each of Dennis W. Purkiss and Amanda J. Atkins has entered into a new service agreement with Alea Services UK Limited ("Alea Services") dated 14 November 2003. The service agreements will become effective, and Ms Atkins will join the Board, on Admission.

8.2 The main terms and conditions for the individual Executive Directors are as follows:

8.2.1 *Dennis Purkiss*

Dennis Purkiss is employed as Chief Executive Officer of the Group with Alea Services. Mr Purkiss's current basic annual salary is £337,428.

Mr Purkiss's service agreement is terminable on 12 months' notice in writing by either Alea Services or Mr Purkiss. Alea Services has the right to terminate his employment immediately (in circumstances where it is not entitled to summarily dismiss) by payment of an amount equal to 12 months' base salary (as in effect at the date of termination), and any contractual benefits (including pension contributions and bonus) due to him in respect of his notice period or any unexpired period of it. Bonus for these purposes is calculated as target bonus if the date of termination is prior to 31 December 2004, and as the average of the bonuses paid to Mr Purkiss in respect of the two preceding completed bonus years if the date of termination is on or after 31 December 2004. PILON bonus is also payable in respect of any period of notice which Mr Purkiss either works or serves on garden leave. No bonus payments are payable where

Mr Purkiss resigns or his employment is terminated for cause. The employment will also terminate if Mr Purkiss is removed as director of the Company (without prejudice to any claim for contractual damages that he may have).

Mr Purkiss is eligible for a bonus payment based on profit before tax and goodwill expressed as a percentage of this base salary. The target bonus is 100% of his base salary in which the actual bonus awarded will depend on a combination of corporate and personal performance as defined by the Remuneration Committee. Under the service agreement, Mr Purkiss is entitled to private medical insurance, personal accident, travel insurance and critical illness insurance providing cover of the lower of £500,000 and four times salary, and permanent health insurance providing 75% salary, life assurance of four times salary. Mr Purkiss also receives an annual employer pension contribution of 20% of base salary. To the extent that UK Inland Revenue benefit limits allow, such contribution is paid to a tax-approved defined contribution pension scheme. Unless paid as a cash sum, the remainder of such contribution is paid to a funded unapproved retirement benefits scheme. Mr Purkiss is also entitled to an annual car allowance of £23,363 and is reimbursed for all reasonable business expenses.

Mr Purkiss is subject to post-termination restrictions comprising an 18-month prohibition on soliciting clients with whom he had dealings or employees of the Group whom he managed, and a 12-month prohibition on competing with the Group in England, Northern Ireland, Wales, Scotland, the Republic of Ireland, Switzerland, the United States and any other area in which the Group carries out a business in which he was involved or had managerial responsibility. The length of both the non-competition and the non-solicitation restrictions will be reduced by the number of days in any period of notice worked and/or garden leave served by Mr Purkiss on or after 30 April 2004.

8.2.2 *Amanda J. Atkins*

Amanda Atkins is employed as Executive Vice President, Finance and Operations and Group Chief Financial Officer. Ms Atkins' current basic annual salary is £279,825 and she receives an annual car allowance of £19,469 (payable in Swiss francs while she performs services in Switzerland currently at an exchange rate of 2.47 Swiss francs to the pound resulting in an annual salary payment of CHF 691,168 and annual car allowance payment of CHF 48,088).

Ms Atkins's service agreement is terminable on 12 months' notice in writing by either Alea Services or Ms Atkins. Alea Services has the right to terminate her employment immediately (in circumstances where it is not entitled to summarily dismiss) by payment of an amount equal to 12 months' base salary (as in effect at the date of termination), and any contractual benefits (including pension contributions, but not including bonus) due to her in respect of her notice period or any unexpired period of it. The employment will also terminate if Ms Atkins is removed as director of the Company (without prejudice to any claim for contractual damages that she may have).

Ms Atkins is eligible for a bonus payment based on profit before tax and goodwill expressed as a percentage of this base salary. The target bonus is 100% of her annual salary in which the actual bonus awarded will depend on a combination of corporate and personal performance as defined by the Remuneration Committee. Under the service agreement, Ms Atkins is entitled to private medical insurance, personal accident, travel insurance and critical illness insurance providing cover of the lower of £500,000 and four times salary, and permanent health insurance providing 75% salary, life assurance of four times salary. Ms Atkins also receives an annual employer pension contribution of 20% of base salary. To the extent that UK Inland Revenue benefit limits allow, such contribution is paid to a tax-approved defined contribution pension scheme. Unless paid as a cash sum, the remainder of such contribution will be paid to an unapproved defined contribution scheme (a scheme is currently being established in Jersey for ex-patriate employees). Ms Atkins is also reimbursed for all reasonable business expenses.

Ms Atkins is subject to post-termination restrictions comprising an 18-month prohibition on soliciting clients with whom she had dealings or employees of the Group whom she managed, and a 12-month prohibition on competing with the Group in England, Northern Ireland, Wales, Scotland, the Republic of Ireland, Switzerland, the United States and any other area in which the Group carries out a business in which she was involved or had managerial responsibility.

Ms Atkins is allowed to take on one non-executive directorship outside the Group, subject to the Chief Executive Officer's and the Board's approval.

8.3 The following Non-Executive Directors have entered into terms of appointment with the Company. The terms summarised below will become effective, and John Reeve and R. Glenn Hilliard will join the Board, on Admission.

8.3.1 *Timothy C. Faries*

Timothy Faries was appointed as a Non-Executive Director on the terms of an appointment letter dated 13 November 2003. The appointment is subject to the Company's Bye-laws, and is for a fixed term of three years unless terminated earlier on one month's notice by either the Director or the Company, without entitlement for compensation for loss of office (other than accrued fees up to the date of termination). An annual fee of $40,000 is payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee. The Company agrees to reimburse the Director his reasonable expenses in the performance of his duties. The Director is subject to a confidentiality undertaking without limitation of time. The Director is also required to comply with all legislative and regulatory requirements in relation to the disclosure of price-sensitive information without limitation of time. The Director must notify to the Chairman of the Company the existence of any information obtained during his office (but other than from it) that may be of value or detriment to the Company, but need not disclose such information to the Company. He must also communicate to the Board any conflict of interest or potential conflict of interest.

8.3.2 *James R. Fisher*

James R. Fisher was appointed as a Non-Executive Director on the terms of an appointment letter dated 13 November 2003. The appointment is subject to the Company's Bye-laws, and is terminable on one month's notice by either the Director or the Company, without entitlement for compensation for loss of office (other than accrued fees up to the date of termination). An annual fee of $40,000 is payable together with an additional annual fee of $30,000 in respect of the Director's office of chairman of the Audit Committee. The Company agrees to reimburse the Director his reasonable expenses in the performance of his duties. The Director is subject to a confidentiality undertaking without limitation of time, however he is permitted to disclose certain information to KKR, KKR Fund and KKR Partners. The Director is also required to comply with all legislative and regulatory requirements in relation to the disclosure of price-sensitive information without limitation of time. The Director must notify to the Chairman of the Company the existence of any information obtained during his office (but other than from it) that may be of value or detriment to the Company, but need not disclose such information to the Company. He must also communicate to the Board any conflict of interest or potential conflict of interest.

8.3.3 *Todd A. Fisher*

Todd A. Fisher was appointed as a Non-Executive Director on the terms of an appointment letter dated 13 November 2003. The appointment is subject to the Company's Bye-laws, and is terminable on one month's notice by either the Director or the Company, without entitlement for compensation for loss of office (other than accrued fees up to the date of termination). An annual fee of $40,000 is payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee and an additional annual fee of $7,500 in respect of the Director's membership of the Remuneration Committee. The Company agrees to reimburse the Director his reasonable expenses in the performance of his duties. The Director is subject to a confidentiality undertaking without limitation of time, however he is permitted to disclose certain information to KKR, KKR Fund and KKR Partners. The Director is also required to comply with all legislative and regulatory requirements in relation to the disclosure of price-sensitive information without limitation of time. The Director must notify to the Chairman of the Company the existence of any information obtained during his office (but other than from it) that may be of value or detriment to the Company, but need not disclose such information to the Company. He must also communicate to the Board any conflict of interest or potential conflict of interest.

8.3.4 *Perry Golkin*

Perry Golkin was appointed as a Non-Executive Director on the terms of an appointment letter dated 13 November 2003. The appointment is subject to the Company's Bye-laws, and is terminable on one month's notice by either the Director or the Company, without entitlement for compensation for loss of office (other than accrued fees up to the date of termination). An annual fee of $40,000 is payable together with an additional annual fee of $7,500 in respect of the Director's membership of the Nomination Committee and an additional annual fee of $7,500 in respect of the Director's membership of the Remuneration Committee. The Company agrees to reimburse the Director his reasonable expenses in the performance of his duties. The Director is subject to a confidentiality undertaking without limitation of time, however he is permitted to disclose certain information to KKR, KKR Fund and

KKR Partners. The Director is also required to comply with all legislative and regulatory requirements in relation to the disclosure of price-sensitive information without limitation of time. The Director must notify to the Chairman of the Company the existence of any information obtained during his office (but other than from it) that may be of value or detriment to the Company, but need not disclose such information to the Company. He must also communicate to the Board any conflict of interest or potential conflict of interest.

8.3.5 *Scott C. Nuttall*

Scott C. Nuttall was appointed as a Non-Executive Director on the terms of an appointment letter dated 13 November 2003. The appointment is subject to the Company's Bye-laws, and is terminable on one month's notice by either the Director or the Company, without entitlement for compensation for loss of office (other than accrued fees up to the date of termination). An annual fee of $40,000 is payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee. The Company agrees to reimburse the Director his reasonable expenses in the performance of his duties. The Director is subject to a confidentiality undertaking without limitation of time, however he is permitted to disclose certain information to KKR, KKR Fund and KKR Partners. The Director is also required to comply with all legislative and regulatory requirements in relation to the disclosure of price-sensitive information without limitation of time. The Director must notify to the Chairman of the Company the existence of any information obtained during his office (but other than from it) that may be of value or detriment to the Company, but need not disclose such information to the Company. He must also communicate to the Board any conflict of interest or potential conflict of interest.

8.3.6 *John Reeve*

John Reeve was appointed as a Non-Executive Director and Chairman of the Company on the terms of an appointment letter dated 13 November 2003. The appointment is subject to the Company's Bye-laws, and is for a fixed term of three years unless terminated earlier on one month's notice by either the Director or the Company, without entitlement for compensation for loss of office (other than accrued fees up to the date of termination). An annual fee of $100,000 is payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee and an additional annual fee of $15,000 in respect of the Director's office as chairman of the Nomination Committee and an additional annual fee of $7,500 in respect of the Director's membership of the Remuneration Committee. The Company agrees to reimburse the Director his reasonable expenses in the performance of his duties. The Director is subject to a confidentiality undertaking without limitation of time. The Director is also required to comply with all legislative and regulatory requirements in relation to the disclosure of price-sensitive information without limitation of time. The Director must notify to any other Non-Executive Director the existence of any information obtained during his office (but other than from it) that may be of value or detriment to the Company, but need not disclose such information to the Company. He must also communicate to the Board any conflict of interest or potential conflict of interest.

8.3.7 *R. Glenn Hilliard*

R. Glenn Hilliard was appointed as a Non-Executive Director of the Company on the terms of an appointment letter dated 13 November 2003. The appointment is subject to the Company's Bye-laws, and is for a fixed term of three years unless terminated earlier on one month's notice by either the Director or the Company, without entitlement for compensation for loss of office (other than accrued fees up to the date of termination). An annual fee of $50,000 is payable together with an additional annual fee of $15,000 in respect of the Director's membership of the Audit Committee and an additional annual fee of $15,000 in respect of the Director's office as chairman of the Remuneration Committee. The Company agrees to reimburse the Director his reasonable expenses in the performance of his duties. The Director is subject to a confidentiality undertaking without limitation of time. The Director is also required to comply with all legislative and regulatory requirements in relation to the disclosure of price-sensitive information without limitation of time. The Director must notify to the chairman of the Company the existence of any information obtained during his office (but other than from it) that may be of value or detriment to the Company, but need not disclose such information to the Company. He must also communicate to the Board any conflict of interest or potential conflict of interest.

8.4 Save as set out in this Part 10: Additional Information, there are no existing or proposed service agreements between any Director or Proposed Director and any member of the Group other than agreements expiring or terminable without payment of compensation (other than statutory compensation) within one year.

8.5 The aggregate remuneration paid including the bonuses referred to above, pension fund contributions made and benefits in kind granted to the Directors by the Group during the year ended 31 December 2002 was $1,258,000. The aggregate amount payable to the Directors (including Proposed Directors) under the arrangements in force at the date of this document (including pension fund contributions and benefits in kind but excluding bonuses) is estimated to amount to $2,764,000 for the current financial year.

8.6 There is no arrangement under which any Director has agreed to waive future emoluments, nor has there been any waiver of emoluments during the 2002 financial year.

9. SHARE OPTION SCHEMES AND BONUS PLAN

9.1 2002 Stock Purchase and Option Plan for Key Employees of Alea Holdings Bermuda and Subsidiaries

The 2002 Stock Purchase and Option Plan for Key Employees of Alea Holdings Bermuda and Subsidiaries ("2002 Plan") was adopted by the Board and approved by the Company's shareholders in 2002. The 2002 Plan was terminated as to future grants with effect from Admission. Any future grants will be made under the Alea Executive Option and Stock Plan and the Alea Sharesave Plan discussed below.

Generally, Plan participants have been required to purchase Class B Common Shares as a precondition to receiving a contemporaneous grant of options.

As at the date of this document participants have purchased 189,318 Class B Common Shares and non-qualified share options are outstanding over 538,253 Class B Common Shares (which will become 3,786,360 Common Shares and 10,765,060 Common Shares respectively following the Global Offer). These Class B Common Shares and options are subject to share award agreements. These shares and options are subject to the rules of the 2002 Plan. Of the Class B Common Shares under option, 479,670 are subject to time-vesting and 29,033 are subject to performance-vesting (see paragraph 9.1.3 of this Part 10: Additional Information).

Set out below is a summary of the main terms of the 2002 Plan which are relevant to the outstanding awards:

9.1.1 *Variation of Capital*

In the event of any stock split, stock dividend, or other change to the Company's capitalisation, the Board (or an authorised committee thereof) may make an adjustment to the number of Common Shares subject to grants under the 2002 Plan and exercise prices related to the Company's outstanding grants and make such other revisions to outstanding grants as it deems may be equitably required.

9.1.2 *Lapse of Awards*

Any option awarded under the 2002 Plan expires ten years after the date such option is granted (although the Board has agreed to extend such term by an additional three months in some circumstances), and terminate earlier if the participant's employment or service terminates prior to the end of such option term.

9.1.3 *Terms of Options*

All options that are currently outstanding are either time vesting or performance vesting. Time-vesting options typically vest 20% annually over a five-year period, and performance-vesting options vest at the end of the eighth year following the date the options were granted, unless their vesting is accelerated if the Group achieves certain annual and/or cumulative performance targets previously established by the Board.

9.1.4 *Acquisition of Common Shares and Stockholders' Agreement*

To assist employees in purchasing Common Shares under the terms of the 2002 Plan the Group has in the past offered employees full recourse, interest-bearing loans secured by the Common Shares purchased with the loan proceeds. When Plan participants acquire Common Shares, they do so on the terms of the Stockholders' Agreement described in paragraph 3.4.1. of this Part 10: Additional Information.

9.1.5 *Change of Control*

If there is a change of control (as defined in paragraph 3.4.5 of this Part 10: Additional Information), all time and performance options will become immediately exercisable in full.

9.1.6 ***Details of Option Terms***

The table below sets out, in respect of all options granted by the Company at the date of this document, the grant date, the number of underlying Class B Common Shares in respect of such grant, the exercise price and the date on which the exercise period expires. Following the Global Offer, it is proposed that the number of Class B Common Shares underlying option and the option exercise prices will be adjusted to reflect the terms of the issue of Bonus Shares (as defined in Paragraph 2.2.37(c) of this Part 10: Additional Information).

Grant Date	Number of Class B Common Shares Underlying Option[2]	Exercise Price	Exercise Period ends on
17 April 1998	180	CHF 369.30	17 April 2008
17 April 1998	1,080	CHF 110.79	17 April 2008
22 December 1998	5,663	CHF 110.79	22 December 2008
7 April 1999	9,447	CHF 110.79	7 April 2009
7 April 1999	300	CHF 369.30	7 April 2009
19 May 2000	149,608	CHF 110.79	19 May 2010
7 July 2000	22,163	CHF 110.79	7 July 2004[1]
7 July 2000	7,387	CHF 110.79	7 July 2010
11 August 2000	111,316	CHF 110.79	11 August 2010
1 January 2001	13,002	CHF 110.79	1 January 2011
27 July 2001	43,742	CHF 110.79	27 July 2011
23 July 2002	52,130	$85.98	23 July 2012
5 August 2002	1,756	$85.98	5 August 2012
27 November 2002	4,652	$85.98	27 November 2012
20 December 2002	4,652	$85.98	20 December 2012
4 April 2003	66,091	$85.98	4 April 2013
17 April 2003	15,762	$85.98	17 April 2013
5 May 2003	524	$85.98	5 May 2013
30 May 2003	3,488	$85.98	30 May 2013
26 June 2003	268	$85.98	26 June 2013
1 September 2003	1,695	$85.98	1 September 2013
2 October 2003	23,347	$85.98	2 October 2013

(1) *The exercise period of these options was accelerated in accordance with a separation agreement with a former employee. These options would vest in the event that a change of control (as defined in paragraph 3.4.5 of this Part 10: Additional Information) occurs before 7 July 2004.*

(2) *The Company has also granted to Fisher Capital options to acquire 23,217 Class B Common Shares, as further described in paragraph 3.5.3. of this Part 10: Additional Information. These options were granted pursuant to option agreements with Fisher Capital and not pursuant to the 2002 Plan.*

9.2 Alea Executive Option And Stock Plan (the "Executive Plan")

The Executive Plan was adopted by the Company and approved by shareholders on 12 November 2003. The Executive Plan is divided into three parts, Part A, Part B and Part C. The following is a summary of the main features of the Executive Plan:

9.2.1 *Part A of the Executive Plan*

(a) **Approval**

Part A of the Executive Plan has been designed for approval by the UK Inland Revenue under Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003.

(b) **Eligibility**

Any full-time director (working a minimum of 25 hours per week) or any employee of a participating company, other than anyone who is within six months of retirement or who is ineligible to participate due to special UK Inland Revenue rules, may be granted an option under Part A of the Executive Plan.

(c) **Grant of Options**

Options to acquire Common Shares may be granted in the period of six weeks following the announcement of the Company's results for any period (and at other times in exceptional circumstances).

No options may be granted more than ten years following the adoption of the Executive Plan. Options granted under the Executive Plan are personal to the optionholder and, except on the death of an optionholder, may not be transferred. No payment is made for the grant of an option. Options granted under the Executive Plan are not pensionable.

(d) **Price**

The price payable for each Common Share under an option will be determined by the Board before the grant of the option, provided that it shall not be less than the middle market quotation of such shares, as derived from the London Stock Exchange Daily Official List, on the dealing day immediately preceding the date of grant.

(e) **Exercise of Options**

In normal circumstances, an option granted under the Executive Plan may not be exercised earlier than three years or more than ten years after the date of grant and unless any relevant performance condition set by the Board has been satisfied. However, early exercise is allowed under Part A if an optionholder ceases to be employed by reason of death, injury, disability, redundancy, retirement or sale of employing company or business (subject to satisfying any relevant performance condition). If an optionholder ceases employment for any other reason, his option will normally lapse unless the Board decides otherwise. On early exercise, performance conditions attached to the options do not automatically fall away; the Board has a discretion, acting fairly and reasonably, to treat the performance conditions as satisfied. Special provisions also allow early exercise (with the consent of the Board) in the circumstances of a takeover, reconstruction or winding-up of the Company.

(f) **Time and Performance Options**

The Company is operating in a global environment and must therefore pay attention to global remuneration practices. Accordingly, it proposes to grant time options to those executives exposed to such practices. The Remuneration Committee may grant other participants time options or performance options, and will take account of the need to motivate employees and align the interests of employees and shareholders in deciding whether such options will be structured as time options or performance options.

(g) **Variation of Capital**

In the event of any increase or variation in the share capital of the Company, the Board may make such adjustments as it considers appropriate to the number of Common Shares under option and the price at which they may be acquired. Adjustments to the terms of options granted under Part A of the Executive Plan must be approved by the UK Inland Revenue.

(h) **Limits on New Issue**

The Executive Plan is subject to the following limits:

(i) the number of Common Shares which may be issued on the exercise of options granted in any period of ten years under all the Company's employee share schemes (excluding any shares issued or issuable on exercise of options granted before Admission) may not exceed 10% of the Company's issued ordinary share capital; and

(ii) the total acquisition price for Common Shares on the exercise of options held by any participant under Part A of the Executive Plan may not exceed the amount permitted under Schedule 4 of the Income Tax (Earnings and Pensions) Act 2003 (currently £30,000).

(i) **Amendments**

The Board may at any time amend the Executive Plan or the terms of any option granted under it. However, the prior approval of the Company in general meeting will be required for amendments to the advantage of optionholders to the provisions concerning eligibility, the limits on the number of shares that may be issued, the maximum entitlement for any participant, and the basis for determining a participant's entitlement to shares and for the adjustment thereof in the event of an increase or variation of share capital (except for minor amendments to benefit the administration of the Executive Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control, or regulatory treatment for an optionholder or any participating company) or where the amendment relates solely to a specific term (e.g. a performance condition imposed by the Board, in which case the amended condition should overall be not less demanding). Any amendment that is to the disadvantage of participants requires the consent of a majority of them.

9.2.2 *Part B of the Executive Plan*

The description of Part A of the Executive Plan also applies to Part B of the Executive Plan except where specified otherwise below. Part B of the Executive Plan has not been designed for approval by the UK Inland Revenue and is intended for grants of options to executives outside the United Kingdom as well as for grants of options to UK executives in excess of the UK Inland Revenue limit set out in paragraph 9.2.1(h)(ii) of this Part 10: Additional Information.

(a) **Eligibility**

A person is eligible to be granted an option under Part B of the Executive Plan if he is an employee (including a director who is an employee) of a participating company.

(b) **Limits**

The limit in Part A of the Executive Plan described in paragraph 9.2.1(h)(i) of this Part 10: Additional Information also applies to Part B, but not the limit in paragraph 9.2.1(h)(ii) of this Part 10: Additional Information. There is no individual limit on the number of Common Shares which can be granted to any participant.

(c) **Price**

The price payable for each Common Share under an option that is an Incentive Stock Option will be determined by the Board before grant of the option, provided that it shall not be less than the middle market quotation of such shares as derived from the London Stock Exchange Daily Official List on the date of grant (as opposed to the day before the date of grant) of the Incentive Stock Option.

(d) **Exercise of Options**

The Board shall have discretion to determine the vesting period, which may be shorter than three years. The Board may also determine that options (other than Incentive Stock Options as discussed below) can be exercised by up to three months after the normal ten year expiry. On a demerger, special dividend or other similar event which affects the market price of Common Shares to a material extent, the Board has a discretion to permit options to be exercised for a period either before or after such event.

(e) **Cash Equivalent**

Following the exercise of any option granted under Part B of the Executive Plan, the Board may elect, instead of issuing shares, to pay a cash sum to any participant, calculated by reference to the excess, if any, of the middle market quotation of such shares (as derived from the London Stock Exchange Daily Official List) on the day before the option was exercised and the price payable for such shares on the exercise of the option, less applicable withholding taxes, if any.

(f) **US Executives**

The Board may grant options which constitute either Non-qualified Stock Options or Incentive Stock Options (within the meaning of Section 422 of the Code) to US executives. With respect to Incentive Stock Options, the aggregate market value determined at the date of grant of shares in respect of which such Incentive Stock Options first become exercisable by any one participant in any calendar year shall not exceed the amount permitted under the Code, currently $100,000.

9.2.3 *Part C of the Executive Plan*

The description of Part A of the Executive Plan also applies to Part C of the Executive Plan except where specified otherwise below.

(a) **Eligibility**

A person is eligible to participate in Part C if he is an employee (including a director who is an employee) of a participating company.

(b) **Restricted Stock Units**

Awards under Part C take the form of restricted stock units ("RSU's"). These can be either an allocation, a conditional promise to deliver Common Shares for no consideration in a number of years time, or an option, the right to acquire Common Shares for a nominal payment of £1 after a number of years.

(c) **Bonus RSU Award**

The Board may determine that part of an employee's bonus shall be awarded as a RSU ("Bonus RSU"). Unless otherwise determined by the Board at the time of the award, the number of Common Shares subject to such a Bonus RSU shall equal the number of Common Shares which would have been acquired

with the employee's gross bonus foregone at the average middle market quotation of such Common Shares as derived from the London Stock Exchange Daily Official List over the five dealing days immediately preceding the date of grant of the Bonus RSU.

(d) **Bonus Investment Shares**

The Board may invite an employee to use part of his annual bonus to acquire Common Shares on the London Stock Exchange ("Bonus Investment Shares").

(e) **Matching RSU Award**

The Board may at its discretion award a matching RSU to each participant in respect of his Bonus RSU and his Bonus Investment Shares. The number of Common Shares subject to a matching RSU shall be equal to such percentage as the Board may determine of the number of Common Shares subject to the Bonus RSU or the Bonus Investment Shares.

(f) **Delivery of Shares**

The Board shall have discretion to determine the vesting period, which may be shorter than three years. Early vesting will occur in the event of death and permanent disability of the holder of a Bonus RSU, but normally cessation of employment before the third anniversary of the grant date will result in forfeiture of the awards. Early vesting may also at the Board's discretion occur in the circumstances of a takeover, reconstruction or winding up of the Company. Bonus Investment Shares are owned beneficially by the participant and are not subject to forfeiture.

(g) **Limits**

The limit in Part A of the Executive Plan described in paragraph 9.2.1(h)(i) of this Part 10: Additional Information also applies to Part C, but not the limit in paragraph 9.2.1(h)(ii) of this Part 10: Additional Information.

(h) **Cash Equivalent**

Following the vesting of any RSU shares, the Board may elect, instead of procuring the delivery of the RSU shares, to pay a cash sum to the executive concerned, calculated by reference to the middle market quotation of such shares (as derived from the London Stock Exchange Daily Official List) on the date of vesting, less applicable withholding taxes, if any.

9.3 The Alea Sharesave Plan (the "Sharesave Plan")

The Sharesave Plan was adopted by the Company and approved by shareholders on 12 November 2003.

The Sharesave Plan is divided into three parts, Part A, Part B and Part C. Part A is intended for UK resident employees, Part B for US resident employees and Part C for employees resident in jurisdictions other than the United Kingdom and the United States. The following is a summary of the main features of the Sharesave Plan:

9.3.1 *Part A of the Sharesave Plan*

(a) **Approval**

Part A of the Sharesave Plan has been designed for approval by the UK Inland Revenue as a savings-related share option plan under Schedule 3 to the Income Tax (Earnings and Pensions) Act 2003.

(b) **Eligibility**

An individual must be an employee or full-time director of the Company or a participating company for a period of three months ending on the date invitations are issued (or for such other period not exceeding five years as is determined by the Board). An individual is a full-time director if he is obliged to devote not less than 25 hours per week to his duties with the company concerned. The Board has a discretion to nominate employees who do not satisfy the above conditions to participate in Part A of the Sharesave Plan.

(c) **Grant of Options**

Once Part A of the Sharesave Plan has been approved by the UK Inland Revenue invitations to apply for an option may normally be issued only in the six weeks beginning on the dealing day next following the date on which the Company announces its results for any period.

No options may be granted more than ten years after the date of adoption of the Sharesave Plan. Options granted under the Sharesave Plan are personal to the optionholder and, except on the death of the optionholder, may not be transferred. Options granted under the Sharesave Plan are not pensionable

(d) **Savings Contracts**

An eligible employee who applies for an option under Part A of the Sharesave Plan must also enter into UK Inland Revenue approved savings related contract. Under this contract, the employee will agree to make monthly savings contributions of a fixed amount (currently not less than £5 and not more than £250). Shares may only be acquired under Part A of the Sharesave Plan on exercise of the option using the payments under this contract. Payment will be taken as including the bonus payable under the savings contract, unless otherwise decided by the Board.

(e) **Price**

The price payable for each share under option shall be determined by the Board, provided that it shall not be less than 80% of the market value of a Common Share when invitations are issued to eligible employees.

(f) **Limit**

The number of Common Shares which may be issued on the exercise of options granted in any period of ten years under all the Company's employee share plans (excluding any shares issued or issuable on exercise of options granted before Admission) may not exceed such number of Common Shares as represents 10% of the Company's ordinary share capital in issue on the date of grant of the options.

(g) **Exercise of Options**

An option granted under Part A of the Sharesave Plan may not normally be exercised until the optionholder has completed his savings contract (which will usually be three or five years from the date of commencement of the savings contract) and then not more than six months thereafter. Special provisions allow early exercise in the case of death, injury, disability, redundancy, retirement or because the company or business which employs the optionholder is transferred out of the Group. If an optionholder ceases employment for any other reason, his option will lapse. Special provisions also allow early exercise in the event of a change of control, reconstruction or winding-up of the Company.

(h) **Variation of Capital**

In the event of an increase or variation of the share capital of the Company, the Board may make such adjustments as it considers appropriate to the number of Common Shares under option and the price at which they may be acquired. Adjustments to the terms of options granted under Part A of the Sharesave Plan must be approved by the UK Inland Revenue.

(i) **Amendments**

The Board may at any time amend or add to all or any of the provisions of Part A of the Sharesave Plan in any respect, provided that no such amendment may be made without the prior approval of the UK Inland Revenue and, in addition the prior approval of the Company in general meeting is required for an amendment to the advantage of optionholders to provisions relating to eligibility, the maximum amount of savings, the determination of the exercise price, leavers, takeover, reconstruction and winding up of the Company and the variation of capital (unless the amendment is a minor one to benefit the administration of the Sharesave Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholder or any member of the Group).

9.3.2 *Part B of the Sharesave Plan*

(a) **General**

Part B is designed to qualify under section 423 of the Code.

(b) **Eligibility**

In order to be eligible an individual must:

(a) be an employee or a director (who is also an employee) of a US subsidiary which the Board has resolved should participate in the Sharesave Plan (a "participating company") on the day options are to be granted; and

(b) have been a full-time employee or director of a participating company for a period of three months or such other period as the Board may determine (such period not to exceed two years). An individual is a full-time employee or director if he is obliged to devote not less than 20 hours per week to his duties with the company concerned.

Individuals may not be granted options under Part B if they own Common Shares possessing 5% or more of the voting power of the Company.

(c) **Grant of Options**

Options may normally only be granted in the period of six weeks beginning with the dealing day immediately following the date on which the Company announces its results for any period.

No options may be granted under Part B more than ten years after the date of adoption of the Sharesave Plan. Options granted under Part B are personal and, except on the death of an optionholder, may not be transferred.

(d) **Savings**

An eligible employee or director who applied for an option under Part B must agree to savings being deducted from his after-tax pay. Regular deductions of not more than $25,000 in each calendar year in which an option granted to an eligible employee under Part B is outstanding are made over a period which will be set by the Board before grant and may not exceed 27 months. Common Shares may normally only be acquired under Part B on exercise of the option using the savings together with interest on such savings, (although a participant may supplement his savings from his own funds if, due to exchange rate movements, he cannot purchase the full number of shares to his option).

(e) **Price**

The price payable for each Common Share shall be a price determined by the Board provided that it shall not be less than 85% of the middle market quotation of a Common Share on the date of grant of the option. The Board shall also determine the currency of the price payable for each Common Share which may be in either UK Sterling or US Dollars.

(f) **Limit**

The number of Common Shares which may be issued on the exercise of options granted in any ten year period under all the Company's employee share plans (excluding any shares issued or issuable on exercise of options granted before Admission) may not exceed such number of Common Shares as represents 10% of the Company's ordinary share capital in issue on the date of grant of the options.

(g) **Exercise of Options**

An option granted under Part B will normally be exercised no more than 27 months after the date of grant, provided the optionholder is still in the employment of the Group. Special provisions apply in the case of death, injury, disability, workforce reduction or job elimination, retirement under the employing company's retirement plan or because the company or business which employs the optionholder is transferred out of the Group. Special provisions also allow early exercise in the event of a takeover, reconstruction or winding-up of the Company.

(h) **Variation of Capital**

In the event of any increase or variation of the share capital of the Company, the Board may make such adjustment as it consider appropriate to the number of Common Shares under option and the price at which they may be acquired under Part B.

(i) **Amendments**

The Board may at any time amend or add to all or any of the provisions of Part B of the Sharesave Plan in any respect, provided that the prior approval of the Company in general meeting is required for an amendment to the advantage of optionholders to provisions relating to eligibility, the maximum amount of savings, the determination of the exercise price, leavers, takeover, reconstruction and winding up of the Company and the variation of capital (unless the amendment is a minor one to benefit the administration of the Sharesave Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholder or any member of the Group).

9.3.3 *Part C of the Sharesave Plan*

(a) **Approval**

Part C of the Sharesave Plan has been designed to allow employees resident in jurisdictions other than the United Kingdom and the United States to participate in the Sharesave Plan.

(b) **Eligibility**

An individual must be an employee or full-time director of the Company or a participating company for a period of three months ending on the date invitations are issued (or for such other period not exceeding five years as is determined by the Board). An individual is a full-time director if he is obliged to devote not less than 25 hours per week to his duties with the company concerned. The Board has the discretion to nominate employees who do not satisfy the above conditions to participate in Part C of the Sharesave Plan.

(c) **Grant of Options**

An option may normally be granted only in the six weeks beginning on the dealing date next following the date on which the Company announces its results for any period.

No options may be granted more than ten years after the date of adoption of the Sharesave Plan. Options granted under the Sharesave Plan are personal to the optionholder and, except on the death of the optionholder, may not be transferred.

(d) **Savings Contracts**

An eligible employee who applies for an option under Part C of the Sharesave Plan must also enter into a savings related contract. Under this contract, the employee will agree to make monthly savings contributions of a fixed amount. The monthly savings can be made in a currency other than pounds sterling or US dollars but must not be less than the local currency equivalent of £5 and not more than the local currency equivalent of £250. Shares may only be acquired under Part C of the Sharesave Plan on exercise of the option using the savings, together with interest on such savings, under this contract.

(e) **Price**

The price payable for each share under option shall be determined by the Board, provided that it shall not be less than 80% of the market value of a Common Share which invitations are issued to eligible employees.

(f) **Limit**

The number of Common Shares which may be issued on the exercise of options granted in any period of ten years under all the Company's employee share plans (excluding any shares issued or issuable on exercise of options granted before Admission) may not exceed such number of Common Shares as represents 10% of the Company's ordinary share capital in issue on the date of grant of the options.

(g) **Exercise of Options**

An option granted under Part C of the Sharesave Plan may not normally be exercised until the optionholder has completed his savings contract (which will usually be three or five years from the date of commencement of the savings contract) and then not more than six months thereafter. Special provisions allow early exercise in the case of death, injury, disability, redundancy, retirement or because the company or business which employs the optionholder is transferred out of the Group. If an optionholder ceases employment for any other reason, his option will lapse. Special provisions also allow early exercise in the event of a change of control, reconstruction or winding-up of the Company.

(h) **Variation of Capital**

In the event of an increase or variation of the share capital of the Company, the Board may make such adjustments as it considers appropriate to the number of Common Shares under option and the price at which they may be acquired.

(i) **Amendments**

The Board may at any time amend or add to all or any of the provisions of Part C of the Sharesave Plan in any respect, provided that the prior approval of the Company in general meeting is required for an amendment to the advantage of optionholders to provisions relating to eligibility, the maximum amount of savings, the determination of the exercise price, leavers, takeover, reconstruction and winding up of the Company and the variation of capital (unless the amendment is a minor one to benefit the administration of the Sharesave Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for optionholder or any member of the Group).

(j) **Cash Equivalent**

Following the exercise of any option under Part C, the Board may determine, instead of issuing shares, to pay a cash sum to the participant, calculated by reference to the difference between the middle market quotation of such shares (as derived from the London Stock Exchange Daily Official List) on the day before the option was exercised and the price payable for such shares on the exercise of the option, less applicable withholding taxes, if any.

9.4 Alea Employees' Benefit Trust (the "Employees' Benefit Trust")

The Company may establish an Employees' Benefit Trust, a discretionary trust for the benefit of such employees of the Group as the trustee may decide to benefit. The trustee would be an independent professional trustee. The purpose of such an Employees' Benefit Trust would be to provide Common Shares for either the Executive Plan or the Sharesave Plan. The Trust could either purchase Common Shares in the Company on the London Stock Exchange or subscribe for new shares in the Company, but any subscription would be included in the limit in paragraphs 9.2.1(h)(i) and 9.3.1(f) of this Part 10: Additional Information. Such an Employees' Benefit Trust may not acquire more than five per cent of the Common Shares in the Company without obtaining the prior approval of the then shareholders of the Company.

9.5 Alea Long Term Cash Incentive Plan

The Company has adopted the Alea Long Term Cash Incentive Plan (the "Plan").

9.5.1 *Eligibility*

Any employee of the Group is eligible to be selected by the Remuneration Committee for a payment.

9.5.2 *Limits*

The maximum amount that may be paid under the Plan is $7.5 million. There is no limit on the amount any individual may receive under the Plan.

9.5.3 *Duration of Plan*

All payments made under the Plan will be made within 10 years of the date of Admission, or such earlier date as the Remuneration Committee may determine.

9.5.4 *Bonus Terms*

The Remuneration Committee will have complete flexibility to set such tenure and/or performance criteria as it considers appropriate. Payments under the Plan will be discretionary and will not be pensionable.

9.5.5 *Amendment*

The Remuneration Committee may amend any terms of the Plan or of any award under it. However the prior approval of the Company in general meeting will be required for amendments to the advantage of participants to the provisions concerning eligibility, the limits and the basis for determining a participant's entitlement to cash (except for minor amendments to benefit administration of the Plan, to take account of a change in legislation or to obtain or maintain favourable tax, exchange control or regulatory treatment for any participant or Group company).

9.6 Annual Bonus Plan

The Group annually accrues an amount that goes into a bonus pool. Employees at almost all levels of the Group's organisation are eligible for bonus awards depending upon their contribution to the Group's success. The Remuneration Committee approves the bonus amounts from the pool that are payable to the Group's executive officers and Dennis Purkiss, in consultation with the Group's executive officers, is responsible for bonus amounts payable to non-executive officers and other employees. The amount of the annual accrual (and, therefore, the minimum and maximum size of the bonus pool to be made available for the payment of annual bonuses) depends upon, and is directly related to, the Group's attainment of the planned profit before bonus and specified planned income amounts. The Remuneration Committee may also consider qualitative factors in determining whether to award all or any portion of the bonus pool.

The bonus pool is distributed according to each participating employee's performance and responsibilities. Annual bonuses may be distributed in the form of cash where payment may be deferred, depending upon the seniority of the employee, for a period of up to three years and may be also be forfeited in certain limited cases. In addition, restricted stock awards, and awards of options may be made under the Executive Plan described in paragraph 9.2

of this Part 10: Additional Information. Bonuses may also be paid in the form of Common Shares acquired on the London Stock Exchange.

10. PENSION ARRANGEMENTS

The Group maintains various tax-qualified and non tax-qualified pension plans for eligible employees of the Company and its subsidiaries, which include defined contribution plans or schemes provided in the jurisdictions of the United States, the United Kingdom, Switzerland and Bermuda. The employer makes contributions up to various limits and sometimes dependent on the level of participant contributions, to substantially all of the defined contribution plans. Contributions made by the participants and the employer are primarily based upon a percentage of eligible compensation. The total cost to the Group for these plans during the six-month period to 30 June 2003 was $1.6 million (30 June 2002: $1.6 million, 31 December 2002: $3.2 million, 31 December 2001: $2.3 million, 31 December 2000: $3.5 million).

11. PRINCIPAL ESTABLISHMENTS

The principal establishments owned or occupied by the Group are:

Location	Use	Description and Tenure	Building/Site Area	Current Rent Per Annum
Crown House, 4 Par-la-ville Road, Hamilton Bermuda	Head Office, Bermuda Operational Centre	Leasehold for a term expiring on 30 September 2005.	4,093 Sq. Ft.	$152,000
Corn Exchange, 55 Mark Lane, London	London Headquarters	Leasehold for a term expiring on 1 February 2012	13,183 Sq. Ft.	£529,000
3 Minster Court, Mincing Lane, London	London Operational Centre	Leasehold for a term expiring on 24 March 2006 (2 separate leases)	8,168 Sq. Ft.	£448,330
33 Gloucester Street, Jersey, Channel Islands	Jersey Operational Centre	Leasehold for a term expiring on 8 April 2010	974.2 Sq. Ft.	£24,354
Kornhausgasse 7, Basel, Switzerland	Swiss Operational Centre	Leasehold for a term expiring on 31 March, 2004	2,557 Sq. M.	CHF 576,960
Lindenstrasse 16, Baar, Switzerland	Group Finance Office	Leasehold for a term expiring 30 June 2006	487 Sq. M.	CHF 197,690
55 Capital Blvd., Rocky Hill Connecticut	US Alternative Risk Operational Centre	Leasehold for a term expiring on 31 December 2009	19,710 Sq. Ft.	$421,074
50 Danbury Road, Wilton, Connecticut	US Operational Centre	Leasehold for a term expiring 31 March 2012 (2 separate leases)	29,232 Sq. Ft.	$910,375
45 Broadway, New York, New York	Alea Solutions Operational Centre	Leasehold for a term expiring 12 November 2010	4,817 Sq. Ft.	$245,297

12. SUBSIDIARIES

12.1 The Company is the holding company of the Group the principal activities of which are as described in Part 1: Information on the Group.

12.2 The Company has the following principal subsidiary undertakings, all of which are (save where otherwise stated) wholly owned, either directly or indirectly, by the Company and consolidated into the annual financial statements of the Company:

Name and registered office	Nature of business/activity
Alea Group Holdings AG *Lindenstrasse 16, 6340 Baar, Switzerland*	Intermediate holding company
Alea Europe Ltd. *Kornhausgasse 7, 4051 Basel, Switzerland*	Reinsurance carrier
Alea (Bermuda) Ltd.[1] *Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda*	Reinsurance carrier
Alea Holdings US Company *Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801*	Intermediate holding company
Alea North America Insurance Company *45 Broadway, 17th Floor, New York, NY 10006*	Reinsurance and insurance carrier
Alea North America Specialty Insurance Company *Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801*	Reinsurance and insurance carrier
Alea Holdings UK Limited *The Corn Exchange, 55 Mark Lane, London EC3R 7NE*	Intermediate holding company
Alea London Limited *The Corn Exchange, 55 Mark Lane, London EC3R 7NE*	Reinsurance and insurance carrier
Alea Services UK Limited *The Corn Exchange, 55 Mark Lane, London EC3R 7NE*	Services company
Alea Financial UK Limited *The Corn Exchange, 55 Mark Lane, London EC3R 7NE*	Risk intermediary
Alea Technology Limited *The Corn Exchange, 55 Mark Lane, London EC3R 7NE*	Software and systems
IRM International Reinsurance Management Ltd. *Kornhausgasse 5, 4051 Basel, Switzerland*	Services company
Alea Jersey Limited *PO Box 1075, Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QP*	Reinsurance and insurance carrier
Alea Global Risk Limited *PO Box 1075, Elizabeth House, 9 Castle Street, St. Helier, Jersey JE4 2QP*	Reinsurance and insurance carrier
Alea Holdings Guernsey Limited[2] *7 New Street, St. Peter Port, Guernsey GY1 4BZ*	Special purpose entity
Alea North America Company *Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801*	Reinsurance intermediary

1 30 million Preferred Shares in Alea (Bermuda) Ltd. are held by BT (Pacific) Limited New York pursuant to arrangements summarised in paragraph 15 of this Part 10: Additional Information.

2 200,000 Preferred Shares in Alea Holdings Guernsey Limited are held by BT (Pacific) Limited New York pursuant to arrangements summarised in paragraph 15 of this Part 10: Additional Information.

13. TAXATION

13.1 Bermuda taxation

The following is a summary of certain Bermuda tax considerations under current law. The summary does not purport to be a comprehensive discussion of all the tax considerations that may be relevant to a decision to acquire the Common Shares. **Prospective investors should consult their professional advisers**

concerning the tax consequences, if any, regarding their acquisition of the Common Shares under the laws of their countries of citizenship, residence or domicile.

Currently, there is no Bermuda income, corporation or profits tax, withholding tax, capital gains tax, capital transfer tax, estate duty or inheritance tax payable by the Company or its shareholders. Currently, there is no Bermuda withholding or other tax on principal interest or dividends paid to holders of the Common Shares.

The Company has received written assurance from the Bermuda Minister of Finance under the Exempted Undertakings Tax Protection Act 1966, as amended, that if there is enacted in Bermuda any legislation imposing tax computed on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of that tax would not be applicable to the Company or to any of its respective operations, shares, debentures or obligations until 28 March 2016; provided, that the assurance is subject to the condition that it will not be construed to prevent the application of such tax to people ordinarily resident in Bermuda, or to prevent the application of any taxes payable by the Company in respect of real property or leasehold interests in Bermuda held by it. There can be no assurance that the Company will not be subject to any such tax after 28 March 2016.

13.2 United States taxation

The following summary sets forth the material US federal income tax considerations related to the acquisition, ownership and disposition of Common Shares. This discussion is based upon the Code, the regulations promulgated thereunder and any relevant administrative rulings or pronouncements or judicial decisions, all as in effect on the date hereof and as currently interpreted, and does not take into account possible changes in such tax laws or interpretations thereof, which may apply retroactively. This discussion does not address estate tax considerations or the tax considerations arising under the tax laws of any State or local governments within the United States. Unless otherwise stated, this summary deals only with shareholders that are US Persons (as defined below) who acquire their Common Shares in the Global Offer and who hold their Common Shares as capital assets within the meaning of section 1221 of the Code.

As used herein, the term "US Person" means a person who is for United States federal income tax purposes:

- a citizen or resident of the United States;
- a corporation, or entity treated as a corporation, created or organised in or under the laws of the United States, or any political subdivision thereof;
- an estate the income of which is subject to US federal income taxation regardless of its source; or
- a trust if either (i) a court within the United States is able to exercise primary supervision over the administration of such trust and one or more US Persons have the authority to control all substantial decisions of such trust or (ii) the trust has a valid election in effect to be treated as a US Person for US federal income tax purposes.

The following discussion is only a discussion of the material US federal income tax matters as described herein and does not purport to address all of the US federal income tax consequences that may be relevant to a particular shareholder in light of such shareholder's specific circumstances. For example, if a partnership holds the Common Shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding the Common Shares, you should consult your tax advisers. In addition, the following summary does not address the US federal income tax consequences that may be relevant to special classes of shareholders, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, financial asset securitisation investment trusts, dealers or traders in securities, tax exempt organisations, expatriates, persons who are considered with respect to the Company or any of its subsidiaries "US shareholders" for purposes of the CFC rules of the Code (generally, a US Person, as defined above, who owns or is deemed to own 10% or more of the total combined voting power of all classes of the Company or the stock of any of the Company's subsidiaries entitled to vote (i.e., 10% US Shareholders)), or persons who hold the Common Shares as part of a hedging or conversion transaction or as part of a short-sale or straddle, who may be subject to special rules or treatment under the Code.

Persons considering the acquisition, ownership or disposition of Common Shares should consult their own tax advisers concerning the US federal income and estate tax consequences in light of their particular situations as well as any tax consequences arising under the laws of any other taxing jurisdiction.

Taxation of the Company

The following discussion is a summary of the material US federal income tax considerations relating to the Group's operations. The Group has conducted and intends to conduct substantially all of its non-US operations outside the United States and to limit the US contacts of the Company and its non-US subsidiaries so that they should not be engaged in a trade or business in the US. However, whether a business is being conducted in the United States is an inherently factual determination. Because the Code, regulations and court decisions fail to identify definitively activities that constitute being engaged in a trade or business in the United States, it is not certain that the IRS will not contend successfully that the Company and its foreign subsidiaries are or will be engaged in a trade or business in the United States. A foreign corporation deemed to be so engaged would be subject to US income tax at regular corporate rates, as well as the branch profits tax, on its income which is treated as effectively connected with the conduct of that trade or business unless the corporation is entitled to relief under the permanent establishment provision of an applicable tax treaty, as discussed below. Such income tax, if imposed, would be based on effectively connected income computed in a manner generally analogous to that applied to the income of a US corporation, except that a foreign corporation is generally entitled to deductions and credits only if it files a US federal income tax return on time. The highest marginal federal income tax rates currently are 35% for a corporation's effectively connected income and 30% for the "branch profits" tax.

If Alea (Bermuda) Ltd. is entitled to the benefits under the income tax treaty between Bermuda and the US (the "Bermuda Treaty"), Alea (Bermuda) Ltd. would not be subject to US income tax on any income found to be effectively connected with a US trade or business unless that trade or business is conducted through a permanent establishment in the United States. No regulations interpreting the Bermuda Treaty have been issued. Alea (Bermuda) Ltd. currently intends to conduct its activities so that it does not have a permanent establishment in the United States, although there cannot be any certainty that this result will be achieved.

An insurance enterprise resident in Bermuda generally will be entitled to the benefits of the Bermuda Treaty if:

- more than 50% of its shares are owned beneficially, directly or indirectly, by individual residents of the United States or Bermuda or US citizens; and
- its income is not used in substantial part, directly or indirectly, to make disproportionate distributions to, or to meet certain liabilities of, persons who are neither residents of either the United States or Bermuda nor US citizens.

Immediately after the Global Offer, the Directors expect that Alea (Bermuda) Ltd. will be eligible for Bermuda Treaty benefits, however, no assurance can be given that changes in the ownership of the Company's shares will not cause Alea (Bermuda) Ltd. to become ineligible for Bermuda Treaty benefits in the future. Alea Holdings Bermuda would not be eligible for treaty benefits because it is not an insurance company.

Foreign insurance companies carrying on an insurance business within the United States have a certain minimum amount of effectively connected net investment income, determined in accordance with a formula that depends, in part, on the amount of US risk insured or reinsured by such companies. If Alea (Bermuda) Ltd. is considered to be engaged in the conduct of an insurance business in the United States and it is not entitled to the benefits of the Bermuda Treaty in general (because it fails to satisfy one of the limitations on treaty benefits discussed above), the Code could subject a significant portion of Alea (Bermuda) Ltd. investment income to US income tax. In addition, while the Bermuda Treaty clearly applies to premium income, it is uncertain whether the Bermuda Treaty applies to other income such as investment income. If Alea (Bermuda) Ltd. is considered engaged in the conduct of an insurance business in the United States and is entitled to the benefits of the Bermuda Treaty in general, but the Bermuda Treaty is interpreted to not apply to investment income, a significant portion of Alea (Bermuda) Ltd.'s investment income could be subject to US income tax.

If any of the Group's other non-US subsidiaries are deemed to be engaged in a US trade or business, they will be subject to the rules governing income that is effectively connected to such US trade or business. To the extent that the Group's other non-US subsidiaries may be eligible for the benefits of an income tax treaty with the United States, such subsidiaries will not be subject to US income tax on any income found to be effectively connected with a US trade or business unless that trade or business is conducted through a permanent establishment in the United States.

Foreign corporations not engaged in a trade or business in the United States are nonetheless subject to US income tax imposed by withholding on certain "fixed or determinable annual or periodic gains, profits and income" derived from sources within the United States (such as dividends and certain interest on investments), subject to exemption under the Code or reduction by applicable treaties.

The United States also imposes an excise tax on insurance and reinsurance premiums paid to foreign insurers or reinsurers with respect to risks located in the US. The rates of tax applicable to premiums paid to any Foreign Insurance Subsidiary are 4% for casualty insurance premiums and 1% for reinsurance premiums.

Alea North America and Alea Specialty are Delaware corporations, Alea North America Insurance is a New York corporation and as such will be subject to taxation in the US at regular corporate rates. Additionally, dividends paid by Alea Holdings US would be subject to a 30% US withholding tax.

Personal Holding Companies: The Company and/or any of its subsidiaries could be subject to US tax on a portion of its income if any of them are considered to be a PHC for US federal income tax purposes. A corporation generally will be classified as a PHC for US federal income tax purposes in a given taxable year if:

- at any time during the last half of such taxable year, five or fewer individuals (without regard to their citizenship or residency) own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of the stock of the corporation by value; and
- at least 60% of the corporation's gross income, as determined for US federal income tax purposes, for such taxable year consists of "PHC income".

PHC income includes, among other things, dividends, interest, royalties, annuities and, under certain circumstances, rents. The PHC rules contain an exception for foreign corporations that are classified as FPHCs (as discussed below).

If the Company or any subsidiary were a PHC in a given taxable year, such corporation would be subject to a 15% PHC tax on its "undistributed PHC income" (which, in the case of its non-US subsidiaries, would exclude PHC income that is from non-US sources, except to the extent that such income is effectively connected with a trade or business in the United States). For taxable years beginning after 31 December 2008, the PHC tax rate would be the highest marginal rate on ordinary income applicable to individuals. The PHC income of the Company and its non-US subsidiaries would not include underwriting income or investment income derived from non-US sources and should not include dividends received by the Company from its non-US subsidiaries (as long as such non-US subsidiaries are not engaged in the trade or business in the United States).

The Directors believe based upon information regarding the Company's existing shareholder base that neither Alea Holdings Bermuda nor any of its subsidiaries should be considered a PHC for US federal income tax purposes immediately following the offering.

It is not certain, however, that the Company and/or any of its subsidiaries will not be considered a PHC following the Global Offer or in the future because of factors including legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of the Company's shareholder base, the gross income of the Company or any of its subsidiaries and other circumstances that could change the application of the PHC rules to the Company and its subsidiaries. In addition, if the Company or any of its subsidiaries were to become PHCs it is not certain that the amount of PHC income would be immaterial.

Taxation of shareholders

Taxation of Dividends: Subject to the discussions below relating to the potential application of the CFC, RPII, FPHC and PFIC rules, cash distributions, if any, made with respect to the Common Shares will constitute dividends for US federal income tax purposes to the extent paid out of current or accumulated earnings and profits of Alea Holdings Bermuda (as computed using US tax principles). Under current law, dividends received before 1 January 2009 by US Persons that are individuals on shares of certain foreign corporations may be subject to US federal income tax at lower rates than other types of ordinary income if certain conditions are met. The Directors do not expect that dividends received by US Persons that are individuals will be entitled to such reduced rates because the Company does not currently meet the applicable conditions. To the extent such distributions exceed the Company's earnings and profits, they will be treated first as a return of the shareholder's basis in the Common Shares to the extent thereof, and then as gain from the sale of a capital asset.

Classification of the Company or its Foreign Subsidiaries as Controlled Foreign Corporations: If 10% US Shareholders own, in the aggregate, more than 50% (measured by voting power or value) of the shares of the Company or any of its non-US subsidiaries (directly, indirectly, or constructively), the Company or any such non-US subsidiary would be a CFC. For purposes of taking into account insurance income, a CFC also includes a non-US insurance company in which more than 25% of the total combined voting power of all classes of stock (or more than 25% of the total value of the stock) is owned by 10% US Shareholders, on any day during the taxable year of such corporation, if the gross amount of premiums or other consideration for the reinsurance or the issuing of insurance or annuity contracts that is not "exempt insurance income" within the meaning of

section 953(a)(2) of the Code exceeds 75% of the gross amount of all premiums or other consideration in respect of all risks. If characterized as CFCs, then a portion of the undistributed income of the Company and its non-US subsidiaries may be includible in the taxable income of US Shareholders who own (directly or indirectly through foreign entities) at least 10% of the total combined voting power of all classes of shares of those entities entitled to vote. The Company and its non-US subsidiaries may be CFCs or may become CFCs in the future. However CFC status generally only has potentially adverse consequences to 10% US Shareholders. Investors should consult their tax advisers if they believe they may become a 10% US Shareholder of the Company or any of its non-US subsidiaries.

The RPII CFC Provisions: RPII is any "insurance income" (as defined below) attributable to policies of insurance or reinsurance with respect to which the person (directly or indirectly) insured is a "RPII shareholder" (as defined below) or a "related person" (as defined below) with respect to such RPII shareholder. In general, and subject to certain limitations, "insurance income" is income (including premium and investment income) attributable to the issuing of any insurance or reinsurance contract which would be taxed under the provisions of the Code relating to insurance companies if the income were the income of a domestic insurance company. For purposes of inclusion of the RPII of any Foreign Insurance Subsidiary in the income of RPII shareholders, unless an exception applies, the term "RPII shareholder" means any US Person who owns (directly or indirectly through foreign entities) any amount of Common Shares. Generally, the term "related person" for this purpose means someone who controls or is controlled by the RPII shareholder or someone who is controlled by the same person or persons which control the RPII shareholder. Control is measured by either more than 50% of the voting power or value of the shares applying certain constructive ownership principles. The Foreign Insurance Subsidiaries will be treated as CFCs under the RPII provisions if RPII shareholders are treated as owning (directly, indirectly through foreign entities or constructively) 25% or more of the shares of the Company by vote or value.

RPII Exceptions: The special RPII rules do not apply if:

- direct and indirect insureds and persons related to such insureds, whether or not US Persons, are treated as owning (directly or indirectly through foreign entities) less than 20% of the voting power and less than 20% of the value of the stock of the Company (the "20% Ownership Exception"); or
- RPII, determined on a gross basis, is less than 20% of each of the Foreign Insurance Subsidiary's gross insurance income for the taxable year (the "20% Gross Income Exception").

Although it is not certain, the Directors believe that each Foreign Insurance Subsidiary has qualified for the 20% Gross Income Exception in prior years of operations, and each Foreign Insurance Subsidiary intends to conduct its affairs in a manner such that it continues to qualify for such exception, although there can be no assurance in this regard. Additionally, as the Company is not licensed as an insurance company the Group does not anticipate that it will have insurance income, including RPII.

Where none of these exceptions applies, each US Person owning or treated as owning any shares in the Company (and therefore, indirectly, in the Foreign Insurance Subsidiaries) on the last day of the Company's taxable year will be required to include in its gross income for US federal income tax purposes its share of the RPII for the portion of the taxable year during which any Foreign Insurance Subsidiary was a CFC under the RPII provisions, determined as if all such RPII were distributed proportionately only to such US Persons at that date, but limited by each such US Person's share of such Foreign Insurance Subsidiary's current-year earnings and profits as reduced by the US Person's share, if any, of certain prior-year deficits in earnings and profits. Each Foreign Insurance Subsidiary intends to operate in a manner that is intended to ensure that it qualifies for the 20% Gross Income Exception. Although the Directors believe that the RPII of any of the Foreign Insurance Subsidiaries has not in the past equalled or exceeded 20% of any such company's gross insurance income, and do not expect it to do so in the foreseeable future, it is possible that the Company will not be successful in qualifying under this exception.

Computation of RPII: In order to determine how much RPII any Foreign Insurance Subsidiary has earned in each taxable year, the Foreign Insurance Subsidiaries may obtain and rely upon information from their insureds and reinsureds to determine whether any of the insureds, reinsureds or persons related thereto own (directly or indirectly through foreign entities) shares of the Company and are US Persons. The Company may not be able to determine whether any of the underlying direct or indirect insureds to which the Foreign Insurance Subsidiaries provide insurance or reinsurance are shareholders or related persons to such shareholders. Consequently, the Company may not be able to determine accurately the gross amount of RPII earned by each Foreign Insurance Subsidiary in a given taxable year. For any year in which any Foreign Insurance Subsidiary's gross RPII is 20% or more of such Foreign Insurance Subsidiary's gross insurance income for the year and the Foreign Insurance Subsidiary does not meet the 20% Ownership Exception, the Company may also seek information from its

shareholders as to whether beneficial owners of Common Shares at the end of the year are US Persons so that the RPII may be determined and apportioned among such persons. In the event that the Company is unable to determine whether a beneficial owner of Common Shares is a US Person, the Company may assume that such owner is not a US Person, thereby increasing the per share RPII amount for all known RPII shareholders.

If, as expected, RPII is less than 20% of gross insurance income, RPII shareholders will not be required to include RPII in their taxable income. The amount of RPII includable in the income of a RPII shareholder is based upon the net RPII income for the year after deducting related expenses such as losses, loss reserves and operating expenses.

Apportionment of RPII to US Holders: Every RPII shareholder who owns Common Shares on the last day of any fiscal year of Alea Holdings Bermuda in which any Foreign Insurance Subsidiary's gross insurance income constituting RPII for that year equals or exceeds 20% of such Foreign Insurance Subsidiary's gross insurance income and the Foreign Insurance Subsidiary does not meet the 20% Ownership Exception should expect that for such year it will be required to include in gross income its share of such Foreign Insurance Subsidiary's RPII for the portion of the taxable year during which such Foreign Insurance Subsidiary was a CFC under the RPII provisions, whether or not distributed, even though it may not have owned the shares throughout such period. A RPII shareholder who owns Common Shares during such taxable year but not on the last day of the taxable year is not required to include in gross income any part of such Foreign Insurance Subsidiary's RPII.

Basis Adjustments: A RPII shareholder's tax basis in its Common Shares will be increased by the amount of any RPII that the shareholder includes in income. The RPII shareholder may exclude from income the amount of any distributions by the Company out of previously taxed RPII income. The RPII shareholder's tax basis in its Common Shares will be reduced by the amount of such distributions that are excluded from income.

Tax-Exempt Shareholders: Tax-exempt entities will be required to treat certain subpart F insurance income, including RPII, that is includible in income by the tax-exempt entity, as unrelated business taxable income. Prospective investors that are tax exempt entities are urged to consult their tax advisors as to the potential impact of the unrelated business taxable income provisions of the Code. A tax-exempt organisation that is treated as a 10% US Shareholder or a RPII Shareholder also must file IRS Form 5471 in the circumstances described below in this paragraph 13.2 of this Part 10: Additional Information.

Dispositions of Common Shares: Subject to the discussions below relating to the potential application of the Code section 1248, PFIC and FPHC rules, holders of Common Shares generally should recognise capital gain or loss for US federal income tax purposes on the sale, exchange or other disposition of Common Shares in the same manner as on the sale, exchange or other disposition of any other shares held as capital assets. If the holding period for these Common Shares exceeds one year, any gain may be eligible for reduced rates of taxation. Moreover, gain, if any, generally will be a US source gain and generally will constitute "passive income" for foreign tax credit limitation purposes.

Code section 1248 provides that if a US Person sells or exchanges stock in a foreign corporation and such person owned, directly, indirectly through certain foreign entities or constructively, 10% or more of the voting power of the corporation at any time during the five-year period ending on the date of disposition when the corporation was a CFC, any gain from the sale or exchange of the shares will be treated as a dividend to the extent of the CFC's earnings and profits (determined under US federal income tax principles) during the period that the shareholder held the shares and while the corporation was a CFC (with certain adjustments).

A 10% US Shareholder may in certain circumstances be required to report a disposition of shares of a CFC by attaching IRS Form 5471 to the US federal income tax or information return that it would normally file for the taxable year in which the disposition occurs. In the event this is determined necessary, the Company will provide a completed IRS Form 5471 or the relevant information necessary to complete the Form. Code section 1248 also applies to the sale or exchange of shares in a foreign corporation if the foreign corporation would be treated as a CFC for RPII purposes regardless of whether the shareholder is a 10% US Shareholder or whether RPII constitutes 20% or more of the corporation's gross insurance income or the 20% Ownership Exception applies.

Existing proposed regulations do not address whether Code section 1248 would apply if a foreign corporation is not a CFC but the foreign corporation has a subsidiary that is a CFC and that would be taxed as an insurance company if it were a domestic corporation. The Directors believe, however, that this application of Code section 1248 under the RPII rules should not apply to dispositions of Common Shares because the Company will not be directly engaged in the insurance business. It is not certain, however, that the IRS will not interpret the proposed regulations in a contrary manner or that the US Treasury Department will not amend the proposed regulations to provide that these rules will apply to dispositions of Common Shares. Prospective investors should consult their tax advisers regarding the effects of these rules on a disposition of Common Shares.

Uncertainty as to Application of RPII: The RPII provisions have never been interpreted by the courts or the US Treasury Department in final regulations, and regulations interpreting the RPII provisions of the Code exist only in proposed form. The applicability of these provisions to the operations of the Company and its subsidiaries is not entirely clear. In addition, it is not certain whether these regulations will be adopted in their proposed form or what changes or clarifications might ultimately be made thereto or whether any such changes, as well as any interpretation or application of RPII by the IRS, the courts or otherwise, might have retroactive effect. These provisions include the grant of authority to the US Treasury Department to prescribe "such regulations as may be necessary to carry out the purpose of this subsection including . . . regulations preventing the avoidance of this subsection through cross insurance arrangements or otherwise." Accordingly, the meaning of the RPII provisions and the application thereof to the Foreign Insurance Subsidiaries is uncertain. In addition, it is not certain that the amount of RPII or the amounts of the RPII inclusions for any particular RPII shareholder, if any, will not be subject to adjustment based upon subsequent IRS examination. Any prospective investor considering an investment in Common Shares should consult his tax adviser as to the effects of these uncertainties.

Passive Foreign Investment Companies: In general, a foreign corporation will be a PFIC during a given year if:

- 75% or more of its gross income constitutes "passive income"; or
- 50% or more of its assets produce passive income.

If the Company were characterised as a PFIC during a given year, US Persons holding Common Shares would be subject to a penalty tax at the time of the sale at a gain of, or receipt of an "excess distribution" with respect to, their shares, unless such persons made a "qualified electing fund" election or "mark-to-market" election.

It is uncertain that the Company would be able to provide its shareholders with the information necessary for a US Person to make these elections. Additionally, it is intended that the Common Shares will be listed on the London Stock Exchange, which must meet certain trading, listing, financial disclosure and other requirements to be treated as a qualified exchange under applicable regulations for purposes of the mark-to-market election, and no assurance can be given that the Common Shares will be "regularly traded" for purposes of the mark-to-market election. In general, a shareholder receives an "excess distribution" if the amount of the distribution is more than 125% of the average distribution with respect to the shares during the three preceding taxable years (or shorter period during which the taxpayer held the shares). In general, the penalty tax is equivalent to an interest charge on taxes that are deemed due during the period the shareholder owned the shares, computed by assuming that the excess distribution or gain (in the case of a sale) with respect to the shares was taken in equal portion at the highest applicable tax rate on ordinary income throughout the shareholder's period of ownership.

The interest charge is equal to the applicable rate imposed on underpayments of US federal income tax for such period. In addition, a distribution paid by the Company to a US Person that is characterised as a dividend and is not characterised as an excess distribution would not be eligible for a reduced rate of tax under recently enacted legislation with respect to dividends paid before 2009.

For the above purposes, passive income generally includes interest, dividends, annuities and other investment income. The PFIC rules provide that income "derived in the active conduct of an insurance business by a corporation which is predominantly engaged in an insurance business... is not treated as passive income." This exception is intended to ensure that income derived by a bona fide insurance company is not treated as passive income, except to the extent such income is attributable to financial reserves in excess of the reasonable needs of the insurance business. The Directors expect for the purposes of the PFIC rules, that each of the Insurance Operating Subsidiaries will be predominantly engaged in an insurance business and is unlikely to have financial reserves in excess of the reasonable needs of its insurance business in each year of operations.

The PFIC provisions also contain a look-through rule under which a foreign corporation shall be treated as if it "received directly its proportionate share of the income" and as if it "held its proportionate share of the assets" of any other corporation in which it owns at least 25% of the value of the stock. Under the look-through rule the Company should be deemed to own its proportionate share of the assets and to have received its proportionate share of the income of its direct and indirect corporate subsidiaries in which it owns at least 25% of the value of the stock for purposes of the 75% test and the 50% test. As a result, the Directors believe that the Company was not and should not be treated as a PFIC. It is not certain, however, as there are currently no regulations regarding the application of the PFIC provisions to an insurance company and new regulations or pronouncements interpreting or clarifying these rules may be forthcoming, that the IRS will not challenge this position and that a court will not sustain such challenge. Prospective investors should consult their tax adviser as to the effects of the PFIC rules.

Foreign Personal Holding Companies: A foreign corporation will be classified as an FPHC for US federal income tax purposes if:

- at any time during the taxable year at issue, five or fewer individuals who are US citizens or residents own or are deemed to own (pursuant to certain constructive ownership rules) more than 50% of all classes of the corporation's stock measured by voting power or value; and
- at least 60% of its gross income for the year is "FPHC income".

If the Company or any of its non-US subsidiaries were to become FPHCs, a portion of the "undistributed foreign personal holding company income" (as defined for US federal income tax purposes) of each such FPHC would be imputed to all of the Company's shareholders who are US Persons. Such income would be taxable as a dividend and would not be eligible for a reduced rate of tax under recently enacted legislation, even if no cash dividend were actually paid. In such event, subsequent cash distributions will first be treated as a tax-free return of any previously taxed and undistributed amounts. In addition, a distribution paid by the Company to a US shareholder that is not treated as a tax-free return of any previously taxed and undistributed amount and is characterised as a dividend would not be eligible for a reduced rate of tax under recently enacted legislation with respect to dividends paid before 2009. Further, in such case, upon the death of any US Person that is an individual owning Common Shares, such individual's heirs or estate would not be entitled to a "step-up" in the basis of the Common Shares which might otherwise be available under US federal income tax laws. Moreover, each shareholder that is an individual US Person who owns, directly or indirectly, 10% or more of the value of an FPHC is required to file IRS Form 5471. The Directors believe, based upon information regarding the Company's existing shareholder base, that neither the Company nor any of its non-US subsidiaries should be considered an FPHC for any prior year of operations or immediately following the offering.

It is not certain, however, that the Company and/or any of its non-US subsidiaries will not be considered an FPHC, because of legal and factual uncertainties regarding the application of the constructive ownership rules, the makeup of the Company's shareholder base, the gross income of Alea Holdings Bermuda and/or any of its non-US subsidiaries and other circumstances that could change the application of the FPHC rules to the Company and its non-US subsidiaries. In addition, if the Company or any of its non-US subsidiaries were to become an FPHC it is not certain that the amount of FPHC income would be immaterial.

Foreign Tax Credit: If a majority of the Common Shares are owned by US Persons, only a portion of the current income inclusions, if any, under the CFC, RPII and PFIC rules and of dividends paid by the Group (including any gain from the sale of Common Shares that is treated as a dividend under section 1248 of the Code) will be treated as foreign source income for purposes of computing a shareholder's US foreign tax credit limitations. It is also likely that substantially all of the "subpart F income," RPII and dividends that are foreign source income would constitute either "passive" or "financial services" income for foreign tax credit limitation purposes. Thus, it may not be possible for shareholders to utilise excess foreign tax credits to reduce US tax on such income.

Information Reporting and Backup Withholding: Under certain circumstances, US Persons owning stock in a foreign corporation are required to file IRS Form 5471 with their US federal income tax returns. Generally, information reporting on IRS Form 5471 is required by:

- a person who is treated as a RPII shareholder;
- a 10% US Shareholder of a foreign corporation that is a CFC for an uninterrupted period of 30 days or more during any tax year of the foreign corporation, and who owned the stock on the last day of that year; and
- under certain circumstances, a US Person who acquires stock in a foreign corporation and as a result thereof owns 10% or more of the voting power or value of such foreign corporation, whether or not such foreign corporation is a CFC.

For any taxable year in which the Company determines that gross RPII constitutes 20% or more of any of the Foreign Insurance Subsidiary's gross insurance income and the 20% Ownership Exception does not apply, the Company will provide to all US Persons registered as shareholders of its Common Shares a completed IRS Form 5471 or the relevant information necessary to complete the form. Failure to file IRS Form 5471 may result in penalties.

Information returns may be filed with the IRS in connection with distributions on the Common Shares and the proceeds from a sale or other disposition of the Common Shares unless the holder of the Common Shares establishes an exemption from the information reporting rules. A holder of Common Shares that does not establish such an exemption may be subject to US backup withholding tax on these payments if the holder is not a corporation or non-US Person or fails to provide its taxpayer identification number or otherwise comply with the

backup withholding rules. The amount of any backup withholding from a payment to a US Person will be allowed as a credit against the US Person's US federal income tax liability and may entitle the US Person to a refund, provided that the required information is furnished to the IRS.

Proposed US Tax Legislation: Legislation has been introduced in the US Congress intended to eliminate certain perceived tax advantages of companies (including insurance companies) that have legal domiciles outside the United States but have certain US connections. In this regard, legislation has been introduced that includes a provision that permits the IRS to reallocate or recharacterise items of income, deduction or certain other items related to a reinsurance agreement between related parties to reflect the proper source, character and amount for each item (in contrast to current law, which only refers to source and character). Members of the US Congress also have recently introduced legislation that is intended to discourage US companies from expatriating to tax havens including Bermuda. While the Directors believe that these legislative initiatives are not intended to apply to companies in the Group's circumstance, particularly as the predecessor Group holding company was not a US company, it is possible that any legislation adopted could be so broadly drafted as to apply to the Company. In such event, the US tax costs of the Company could increase.

Additionally, the US federal income tax laws and interpretations regarding whether a company is engaged in a trade or business within the United States or is a PFIC, or whether US Persons would be required to include in their gross income the "subpart F income" or the RPII of a CFC, are subject to change, possibly on a retroactive basis. There are currently no regulations regarding the application of the PFIC rules to insurance companies and the regulations regarding RPII are still in proposed form. New regulations or pronouncements interpreting or clarifying such rules may be forthcoming. It is not certain if, when or in what form such regulations or pronouncements may be provided and whether such guidance will have a retroactive effect.

13.3 United Kingdom Taxation

The Group urges investors to consult their own tax advisers regarding the UK tax consequences of purchasing, holding and disposing of Common Shares or Depositary Interests.

The following statements are intended only as a general guide to certain aspects of UK law and practice of the UK Inland Revenue, as of the date hereof, both of which are subject to change, possibly with retrospective effect. They relate to persons who are resident or (if individuals) ordinarily resident in the United Kingdom for UK tax purposes and who are the beneficial owners of Common Shares or Depositary Interests. The comments below may not apply to certain classes of persons such as dealers in securities, insurance companies and collective investment schemes. **If you are in any doubt as to your tax position or if you are subject to tax in a jurisdiction other than the United Kingdom, you are strongly advised to consult your own professional advisers immediately.**

The following statements assume the Company is resident for tax purposes in, and only in, Bermuda and not in the United Kingdom.

13.3.1 *Taxation of Dividends*

Under current UK legislation there is no obligation on the Company to deduct or withhold for or on account of UK withholding tax on payments of dividends or other distributions.

Individual holders of Common Shares or Depositary Interests who receive a dividend from the Company will generally be liable to UK income tax in respect of it.

Companies holding Common Shares or Depositary Interests, which receive a dividend from the Company, will generally be liable to corporation tax in respect of it.

13.3.2 *Taxation of Capital Gains*

A disposal of Common Shares or Depositary Interests by a holder may give rise to a chargeable gain or an allowable loss for the purposes of UK capital gains tax or corporation tax, depending on that person's circumstances and subject to any available exemption or relief.

13.3.3 *Stamp Duty and Stamp Duty Reserve Tax ("SDRT")*

Issue

No stamp duty or SDRT should arise in respect of the issue of Common Shares or Depositary Interests or the transfer of Common Shares, or surrender of Depositary Interests, to the Depositary.

Transfer

An agreement to transfer Common Shares will not be subject to SDRT, as long as the Company's share register is kept outside the United Kingdom. A conveyance or transfer on sale of Common Shares will not be subject to stamp duty provided that the instrument of transfer is not executed in the United Kingdom and does not relate to any property situate, or any matter or thing done, or to be done, in the United Kingdom.

No stamp duty or SDRT should be payable on the transfer of Depositary Interests within CREST provided the Company's share register is kept outside the United Kingdom.

14. SECURITIES LAWS

The distribution of this document and the offer of Common Shares in certain jurisdictions may be restricted by law and therefore persons into whose possession this document comes should inform themselves about and observe any restrictions, including those set out in the paragraphs that follow. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

14.1 United States

The Common Shares have not been and will not be registered under the Securities Act, and may not be offered or sold within the United States except in certain transactions exempt from, or in a transaction not subject to, the registration requirements of the Securities Act. The Underwriters will agree that they will solicit purchases of Common Shares in the United States only through qualified affiliates or agents to Qualified Institutional Buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act or outside the United States in compliance with Regulation S under the Securities Act.

Until the expiration of 40 days after the later of the commencement of the Global Offer of the Common Shares, an offer or sale of Common Shares within the United States by any dealer whether or not participating in the Global Offer may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with Rule 144A or pursuant to another exemption from registration under the Securities Act.

Due to the following restrictions, purchasers of Common Shares in the United States are advised to consult legal counsel prior to making any offer for, resale, pledge or other transfer of the Common Shares.

Each purchaser of the Common Shares offered hereby will be deemed to have represented and agreed that it has received a copy of this document and such other information as it deems necessary to make an investment decision and that (terms used herein that are defined in Rule 144A or Regulation S under the Securities Act are used herein as defined therein):

14.1.1 The purchaser is: (A)(i) a Qualified Institutional Buyer; (ii) acquiring such Common Shares for its own account or for the account of a QIB with respect to whom it has the authority to make, and does make, the representations and warranties set forth herein; (iii) is not acquiring the Common Shares with a view to further distribution of such Common Shares; and (iv) if purchasing pursuant to Rule 144A or another exemption from registration, aware that the sale of Common Shares to it is being made in reliance on Rule 144A or another exemption from registration, as the case may be, or (B) (i) acquiring the Common Shares in an offshore transaction outside the United Sates in a transaction which is in compliance with Regulation S and (ii) not an affiliate of the Company or a person acting on behalf of such an affiliate.

14.1.2 The purchaser understands that the Common Shares have not been and will not be registered under the Securities Act with any securities regulatory authority of any State or other jurisdiction of the United States.

14.1.3 In the case of a purchaser in the United States:

(a) the purchaser agrees that the Common Shares may not be reoffered, resold, pledged or otherwise transferred except: (A)(i) to a person who the purchaser and any person acting on its behalf reasonably believes is a QIB purchasing for its own account or for the account of a QIB in a transaction meeting the requirements of Rule 144A; (ii) in an offshore transaction complying with Rule 903 or Rule 904 of Regulation S; or (iii) pursuant to an exemption from registration under the Securities Act provided by Rule 144 thereunder (if available) and (B) in accordance with all applicable securities laws of the States of the United States. Such purchaser acknowledges that the Common Shares (whether in physical, certificated form or in uncertificated form held in CREST) offered and sold in accordance with Rule 144A or another exemption from registration under the Securities Act are "restricted securities" within the

meaning of Rule 144(a)(3) under the Securities Act, are being offered and sold in a transaction not involving any public offering in the United States within the meaning of the Securities Act and that no representation is made as to the availability of the exemption provided by Rule 144 for resales of Common Shares. The purchaser understands that the Common Shares may not be deposited into any unrestricted depositary receipt facility in respect of Common Shares established or maintained by a depositary bank unless and until such time as such Common Shares are no longer restricted securities within the meaning of Rule 144(a)(3) under the Securities Act.

(b) The purchaser understands that any offer, sale, pledge or other transfer of the Common Shares made other than in compliance with the above-stated restrictions may not be recognised by the Company.

(c) The foregoing restrictions with respect to the Common Shares sold under Rule 144A apply to offers, sales, pledges and transfers made at anytime, whether or not the Common Shares have previously been offered, sold, pledged or transferred outside the United States.

(d) The Common Shares (to the extent they are in certificated form), unless otherwise determined by the Company in accordance with applicable law, will bear a legend substantially to the following effect:

THE SECURITY EVIDENCED HEREBY HAS NOT BEEN AND WILL NOT BE REGISTERED UNDER THE US SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT") OR WITH ANY SECURITIES REGULATORY AUTHORITY OF ANY STATE OR OTHER JURISDICTION OF THE UNITED STATES AND MAY NOT BE OFFERED, SOLD, PLEDGED OR OTHERWISE TRANSFERRED EXCEPT (A) (1) TO A PERSON WHOM THE SELLER AND ANY PERSON ACTING ON ITS BEHALF REASONABLY BELIEVES IS A QUALIFIED INSTITUTIONAL BUYER WITH THE MEANING OF RULE 144A UNDER THE SECURITIES ACT PURCHASING FOR ITS OWN ACCOUNT OR FOR THE ACCOUNT OF A QUALIFIED INSTITUTIONAL BUYER IN A TRANSACTION MEETING THE REQUIREMENTS OF RULE 144A, (2) IN AN OFFSHORE TRANSACTION COMPLYING WITH RULE 903 OR RULE 904 OF REGULATION S UNDER THE SECURITIES ACT OR (3) PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT PROVIDED BY RULE 144 THEREUNDER (IF AVAILABLE) AND (B) IN ACCORDANCE WITH ALL APPLICABLE SECURITIES LAWS OF THE STATES OF THE UNITED STATES. NO REPRESENTATION CAN BE MADE AS TO THE AVAILABILITY OF THE EXEMPTION PROVIDED BY RULE 144 UNDER THE SECURITIES ACT FOR THE RESALE OF THIS SECURITY.

14.1.4 The Company, the Registrar, the Underwriters and their affiliates and others will rely upon the truth and accuracy of the foregoing acknowledgments, representations and agreements.

Prospective purchasers are hereby notified that sellers of the Common Shares may be relying on the exemption from the provisions of Section 5 of the Securities Act provided by Rule 144A or another exemption from the registration requirements of the Securities Act.

14.2 **United Kingdom**

Each Underwriter has represented and agreed that (a) it has not offered or sold and will not offer or sell any Common Shares to persons in the United Kingdom prior to Admission except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or FSMA, (b) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of Section 21 of FSMA) received by it in connection with the issue or sale of the Common Shares in circumstances in which Section 21(1) of FSMA does not apply to the Company, and (c) it has complied and will comply with all applicable provisions of FSMA with respect to anything done by it in relation to the Common Shares in, from or otherwise involving the United Kingdom.

14.3 **Japan**

The Common Shares have not been and will not be registered under the Securities and Exchange Law of Japan (Law No. 25 of 1948, as amended), and may not be offered or sold, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and other relevant laws and regulations of Japan.

14.4 **Canada**

Each Underwriter has represented and agreed that (a) the Common Shares will only be offered or sold, directly or indirectly, in Canada in the Canadian provinces of Ontario, Quebec, British Columbia, Alberta, Saskatchewan

and Manitoba and in compliance with applicable Canadian securities laws and accordingly, any sales of Common Shares will be made (i) through an appropriately registered securities dealer or in accordance with an available exemption from the registered securities dealer requirements of applicable Canadian securities laws; and (ii) pursuant to an exemption from the prospectus requirements of such laws; and (b) it will file on a timely basis any required reports or documents with the relevant Canadian securities commissions.

14.5 Australia

This document does not constitute a disclosure document under Part 6D.2 of the Corporations Act 2001 of the Commonwealth of Australia (the "Corporations Act") and will not be lodged with the Australian Securities and Investments Commission. The Common Shares will be offered to persons who receive offers in Australia only to the extent that such offers of Common Shares for issue or sale do not need disclosure to investors under Part 6D.2 of the Corporations Act. Any offer of Common Shares received in Australia is void to the extent that it needs disclosure to investors under the Corporations Act. In particular, offers for the issue or sale of Common Shares will only be made in Australia in reliance on various exemptions from such disclosure to investors provided by section 708 of the Corporations Act. Any person to whom Common Shares are issued or sold pursuant to an exemption provided by section 708 of the Corporations Act must not (within 12 months after the issue or sale) offer those Common Shares in Australia unless that offer is itself made in reliance on an exemption from disclosure provided by that section.

14.6 General

No action has been or will be taken in any jurisdiction, that would permit a public offering of the Common Shares, or possession or distribution of this document or any other offering material, in any country or jurisdiction where action for that purpose is required. Accordingly, the Common Shares may not be offered or sold, directly or indirectly, and neither this document nor any other offering material or advertisement in connection with the Common Shares may be distributed or published in or from any country or jurisdiction except under circumstances that will result in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons into whose possession this document comes should inform themselves about and observe any restrictions on the distribution of this document and the offer of Common Shares, including those in the paragraphs above. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction. This document does not constitute an offer to subscribe for or buy any of the Common Shares offered hereby to any person in any jurisdiction to whom it is unlawful to make such offer or solicitation in such jurisdiction.

15. PREFERRED SHARES IN SUBSIDIARIES

Alea Holdings Switzerland and certain of its subsidiaries entered into a stock purchase agreement, dated 4 September 1998 (the " Stock Purchase Agreement"), with Bankers Trust Corporation and certain of its affiliates under which certain affiliates of Alea Holdings Switzerland acquired several reinsurance subsidiaries of Bankers Trust Corporation. The Stock Purchase Agreement was amended on 22 December 1998 and further amended on 19 May 2000 as a condition to the completion of a new investment by KKR Fund of $150 million in Alea Holdings Switzerland (the "Capital Enhancement Program"). Pursuant to the Stock Purchase Agreement, Alea (Bermuda) Ltd. and Alea Guernsey issued shares of preferred stock to BT (Pacific) Limited, New York ("BTP"), the terms of which were also amended and restated at 19 May 2000. Alea Guernsey issued to BTP 200,000 6% redeemable preferred shares of $0.01 par value with a liquidation value of $100.00 per preferred share plus any accrued but unpaid dividend and Alea (Bermuda) Ltd. issued to BTP and to Alea Holdings Switzerland, 30 million and 20 million respectively 6% redeemable preferred shares of $1.00 par value with a liquidation value of $1.00 per preferred share plus any accrued but unpaid dividend (together, the "Preferred Shares").

The Preferred Shares pay dividends semi-annually at a rate of 6% per annum and any dividends not paid are accumulated with interest at 6% per annum (whether or not declared or whether or not there are funds legally available for the payment thereof). Dividends payable on the Preferred Shares are pay-in-kind. From 1 May 2000 dividends have been payable in additional Preferred Shares. The Preferred Shares may be optionally redeemed by the issuer thereof at any time at the liquidation value, except where a change of control occurs or proceeds are received by the KKR Fund (or any affiliates who are transferees of Alea Holdings Switzerland's common shares) from the sale of shares in Alea Holdings Switzerland within one year after the date of the optional redemption.

If a change of control of an issuer of Preferred Shares occurs or proceeds are received by the KKR Fund (or any affiliates who are transferees of Alea Holdings Switzerland's common shares) from the sale of shares in Alea Holdings Switzerland within one year following an optional redemption by Alea (Bermuda) Ltd. or Alea Guernsey, as the case may be, of Preferred Shares held by BTP and the amount payable in respect of the Preferred Shares upon the change of control or sale of shares by the KKR Fund would have been greater than the amount paid in

connection with the optional redemption, the redemption price for such optional redemption will automatically be increased to the larger amount.

The Preferred Shares are also mandatorily redeemable in cash (i) in 2013 and (ii) on a change of control (summarised as (A) KKR Fund together with its affiliates (the "KKR Group") directly or indirectly owning less than 25% or less of the issuer's common shares, (B) except in the case of a merger or combination or sale, another entity directly or indirectly owning more of the issuer's common shares than the KKR Group unless the KKR Group can elect the majority of the board of directors of the relevant issuer or (C) in the case of a merger or combination or sale, the KKR Group holds less than 25% of the outstanding common shares of the surviving or transferee entity).

On the mandatory redemption date, upon the liquidation of the issuer of Preferred Shares or in the event of a change of control, the cash amount due to BTP in respect of the Preferred Shares shall be determined based upon the returns that KKR Fund has realised on its investment in Alea Holdings Switzerland. No cash will be payable to BTP unless KKR Fund has received at least $150 million in proceeds from its investments in Alea Holdings Switzerland.

In the event that KKR Fund has received in excess of $150 million in proceeds, the redemption or liquidation amount shall equal the amount of such excess proceeds until BTP shall have received the original amount paid in 1998 for the respective Preferred Shares plus an internal rate of return of 6%. In the event that KKR Fund has received proceeds in excess of $150 million plus sufficient proceeds to receive a 6% internal rate of return on its 19 May 2000 $150 million investment (the "KKR Hurdle"), the holders of the Preferred Shares will receive an additional cash redemption or liquidation amount equal to 25% of the proceeds KKR Fund receives that are in excess of the KKR Hurdle, but in no case will the redemption price yield an internal rate of return to BTP in excess of 8%.

No Common Share dividends may be paid by Alea (Bermuda) Ltd. or Alea Guernsey while redemption moneys in respect of their respective Preferred Shares are in arrears. Alea Holdings Switzerland may not pay any dividend or distribution to its shareholders unless Alea (Bermuda) Ltd. and Alea Guernsey have paid such redemption amounts then owing to BTP under the respective subscription agreements and have assets that are convertible to cash sufficient to pay for the redemption amounts set out in the subscription agreements.

In connection with the Capital Enhancement Program, KKR Fund agreed not to transfer any of its shares in Alea Holdings Switzerland unless Alea (Bermuda) Ltd. and Alea Guernsey have assets that can be converted into cash sufficient to pay BTP the redemption amounts due under the respective subscription agreements. KKR Fund also agreed that it would not permit Alea Holdings Switzerland to pay a dividend to its shareholders unless, after giving effect to such dividend or distribution, Alea (Bermuda) Ltd. and Alea Guernsey have paid such redemption amounts then owing to BTP under the respective subscription agreements and have assets that are convertible to cash sufficient to pay for the redemption amounts set out in the subscription agreements.

Alea Holdings Switzerland has guaranteed the payment of the dividends due on the Alea (Bermuda) Ltd. and the Alea Guernsey Preferred Shares and any sums due and payable upon redemption of the Alea (Bermuda) Ltd. and the Alea Guernsey Preferred Shares to the extent that the relevant issuer does not have available funds. Alea Holdings Switzerland is also required to issue a guarantee of the payment of dividends due on and the mandatory redemption with respect to the Alea (Bermuda) Ltd. Preferred Shares if Alea (Bermuda) Ltd.'s shareholders' equity (including both common and preferred shares) decreases below $70 million.

Neither company is allowed to amend their respective memorandum of association or Bye-laws which would materially and adversely alter or change the powers, preference or special rights of the Preferred Shares without the affirmative vote of holders of at least two-thirds of the outstanding Preferred Shares, voting together as a single class of shares. In addition, neither company may create any shares, debentures or other security that would materially and adversely alter or change the powers, preferences or special rights of the Preferred Shares nor may it alter the powers, preferences or special rights of the Preferred Shares without the affirmative vote or consent of holders of at least two-thirds of the outstanding Preferred Shares.

Alea Holdings Switzerland also issued a promissory note to Alea Guernsey whereby it promises to pay on 22 December 2013 the lesser amount of $20 million plus interest or any such redemption amounts owing to BTP, including any outstanding accrued interest, with respect to BTP's ownership of the Preferred Shares of Alea Guernsey.

The Company has agreed to acquire the Preferred Shares owned by BTP on the terms of the Preferred Stock Purchase Agreement described in paragraph 20.16 of this Part 10: Additional Information.

16. SIGNIFICANT CHANGE

There has been no significant change in the financial or trading position of the Group since 30 June 2003, being the date to which the Group's latest audited financial statements, on which the accountants' report in Part 7: Accountants' Report is based, are prepared.

17. LITIGATION

17.1 Save as disclosed in this paragraph, no member of the Group is or has been involved in any legal or arbitration proceedings (including any such proceedings which are pending or threatened of which the Company is aware) which may have, or have had during the twelve months preceding the date of this document, a significant effect on the Group's financial position.

17.2 On 25 August 2003 Alea North America Company was named as a third party defendant in a lawsuit in the United States District Court for the Northern District of Illinois—Eastern Division. Pursuant to the lawsuit, PXRE Reinsurance Company has sued Lumbermens seeking rescission of a retrocessional contract dated 10 April 2000 (the "Retro Treaty") covering business written by a former division of Lumbermens, Equus Re, which was purchased by Alea North America Company in December 1999. In the alternative, PXRE seeks damages from breach of the Retro Treaty. PXRE claims that Lumbermens or Alea North America Company as Lumbermens' agent, failed to disclose material information when PXRE was performing its due diligence prior to entering into the Retro Treaty. PXRE also claims that Lumbermens breached certain duties under the Retro Treaty with regard to payment and handling of claims under the Retro Treaty. Pursuant to an underwriting management agreement between Alea North America Company and Lumbermens, Alea North America Company handled the claims and performed certain other services with respect to Equus Re business retroceded by Lumbermens to PXRE. In its third party complaint, Lumbermens alleges that PXRE's claims against Lumbermens arise out of Alea North America Company's negligent performance or non-performance of its obligations under the Underwriting Management Agreement. Thus, Lumbermens claims that if PXRE is entitled to relief, Lumbermens is entitled to indemnification or contribution from Alea North America Company. Alternatively, Lumbermens alleges that if PXRE is entitled to avoid its risks and obligations under the Retro Treaty, Lumbermens is entitled to a declaration that Alea North America Company is required to assume those risks and obligations.

The amount of the claim against Alea North America Company is approximately $29.25 million. PXRE's maximum liability under the Retro Treaty is $50 million, and it has been paid $20.75 million in premium. PXRE will be required to return premium with interest if it is entitled to rescission.

Lumbermens has advised that it will vigorously defend itself against PXRE's claims. Alea North America Company intends to vigorously defend the claims against it. Since Alea North America Company was very recently served with the third party complaint, it is premature to provide any assessment of the likelihood of Lumbermens prevailing on PXRE's claims or Alea North America Company prevailing on Lumbermens's claims.

17.3 On 28 April 1997 Mutual Marine Office Inc ("MMO") and others as managers and/or agents for Pennsylvania National Mutual Casualty Ins Co (Claimants and Counter-Respondents) commenced an arbitration proceeding against Alea Europe (then called Rhine Re insurance Co Ltd.) as Respondent and Counter-Claimant. The arbitration concerned the liability of Alea Europe to pay reinsurance claims on insurance policies issued by MMO. MMO alleged that Alea Europe acted as the fronting company for reinsurance pool participants with respect to MMO business exposed to asbestos and environmental claims written in the period 1 January 1979 to 31 December 1982 under an Umbrella Liability Quota Share Treaty (the "Quota Share Treaty"). Several of these pool participants are financially unable to pay claims and MMO demanded that Alea Europe pay the claims. Alea Europe denied responsibility to pay claims due from the pool participants based upon the conduct of MMO.

A final ruling was given on 7 February 2003 under which Alea Europe was found responsible for payment on behalf of the pool participants. In accordance with the majority ruling of the panel, Alea Europe: (a) paid $5,183,312 to MMO in satisfaction of unpaid balances due at 30 September 2002 under the Quota Share Treaty; (b) paid interest of $936,772 to MMO calculated at the rate of 6% on those unpaid balances to 10 February 2002; (c) paid $500,000 to MMO in order to reimburse MMO for its legal fees, disbursements, travel costs and other expenses incurred in this arbitration; (d) posted a letter of credit in the amount of $14,539,618.97 to secure reserves for outstanding losses and IBNR; (e) is required to pay in accordance with the terms of the Quota Share Treaty all future valid paid claim and expense amounts that are presented to it by MMO (and payments are now made under the Quota Share Treaty in the ordinary course of business); and (f) is required to maintain a letter of credit in the amount of all outstanding loss reserves and IBNR reserves for Alea Europe's share of those amounts as reported by MMO to the pool participants.

18. CREST AND DEPOSITARY INTERESTS

It is proposed that, with effect from Admission, Common Shares may be delivered, held and settled in CREST by means of the creation of dematerialised depositary interests representing such Common Shares. Pursuant to a method proposed by CRESTCo under which transactions in international securities may be settled through the CREST system, the Depositary, Capita IRG Trustees, will issue Depositary Interests. The DIs will be independent securities constituted under English law which may be held and transferred through the CREST system.

The DIs will be created pursuant to and issued on the terms of a deed poll executed by the Depositary in favour of the holders of the DIs from time to time (the "Deed Poll"). Prospective holders of DIs should note that they will have no rights against CRESTCo or its subsidiaries in respect of the underlying Common Shares or the DIs representing them.

Common Shares will be transferred to an account of the Depositary or its nominated custodian (the "Custodian") and the Depositary will issue DIs to participating members.

Each DI will be treated as one Common Share for the purposes of determining, for example, eligibility for any dividends. The Depositary will pass on to holders of DIs any stock or cash benefits received by it as holder of Common Shares on trust for such DI holder. DI holders will also be able to receive from the Depositary notices of meetings of holders of Common Shares and other notices issued by the Company to its shareholders.

The DIs will have the same international security identification number (ISIN) as the underlying Common Shares and will not require a separate listing on the Official List.

Prospective subscribers for Common Shares under the Global Offer are referred to Part 14: Depositary Interests: Deed Poll, which sets out the full text of the Deed Poll. In summary, the Deed Poll contains, *inter alia*, provisions to the following effect:

(a) The Depositary will hold (itself or through the Custodian), as bare trustee, the underlying securities issued by the Company and all and any rights and other securities, property and cash attributable to the underlying securities pertaining to the DIs for the benefit of the holders of the relevant DIs.

(b) Holders of DIs warrant, *inter alia*, that the securities in the Company transferred or issued to the Custodian on behalf of the Depositary/Custodian are free and clear of all liens, charges, encumbrances or third party interests and that such transfers or issues are not in contravention of the Company's constitutional documents or any contractual obligation, law or regulation.

(c) The Depositary and any Custodian must pass on to DI holders and, so far as they are reasonably able, exercise on behalf of DI holders all rights and entitlements received or to which they are entitled in respect of the underlying securities which are capable of being passed on or exercised. Rights and entitlements to cash distributions, to information, to make choices and elections and to call for, attend and vote at meetings shall, subject to the Deed Poll, be passed on in the form which they are received together with amendments and additional documentation necessary to effect such passing-on, or, as the case may be, exercised in accordance with the Deed Poll.

(d) The Depositary will be entitled to cancel DIs and withdraw the underlying securities in certain circumstances including where a DI holder has failed to perform any obligation under the Deed Poll or any other agreement or instrument with respect to the DIs.

(e) The Deed Poll contains provisions excluding and limiting the Depositary's liability. For example, the Depositary shall not be liable to any DI holder or any other person for liabilities in connection with the performance or non-performance of obligations under the Deed Poll or otherwise except as may result from its negligence or wilful default or fraud or that of any person for whom it is vicariously liable, provided that the Depositary shall not be liable for the negligence, wilful default or fraud of any Custodian or agent which is not a member of its group unless it has failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent. Furthermore, the Depositary's liability to a holder of DIs will be limited to the lesser of (a) the value of the shares and other deposited property properly attributable to the DIs to which the liability relates and (b) that proportion of £10 million which corresponds to the portion which the amount the Depositary would otherwise be liable to pay to the DI holder bears to the aggregate of the amounts the Depositary would otherwise be liable to pay to all such holders in respect of the same act, omission or event or, if there are no such amounts, £10 million.

(f) The Depositary is entitled to charge holders of DIs fees and expenses for the provision of its services under the Deed Poll.

(g) If and to the extent that SDRT is not payable on agreements to transfer DIs, it is the responsibility of the holder of the DI to ensure that DIs acquired or disposed of in CREST are exempt. If SDRT is payable, the holder of DIs must notify CRESTCo and the Depositary and must pay to CRESTCo any SDRT and interest, charges or penalties thereon and indemnify the Depositary in respect thereof.

(h) Each holder of DIs is liable to indemnify the Depositary and any Custodian (and their agents, officers and employees) against all liabilities arising from or incurred in connection with, or arising from any act related to, the Deed Poll so far as they relate to the property held for the account of DIs held by that holder, other than those resulting from the wilful default, negligence or fraud of the Depositary, or the Custodian or any agent if such Custodian or agent is a member of the Depositary's group or if, not being a member of the same group, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or agent.

(i) The Depositary may terminate the Deed Poll by giving 30 days' notice. During such notice period holders may cancel their DIs and withdraw their deposited property and, if any DIs remain outstanding after termination, the Depositary must, among other things, deliver the deposited property in respect of the DIs to the relevant DI holders or, at its discretion sell all or part of such deposited property. It shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums due to the Depositary, together with any other cash held by it under the Deed Poll pro rata to holders of DIs in respect of their DIs.

(j) The Depositary or the Custodian may require from any holder information as to the capacity in which DIs are owned or held and the identity of any other person with any interest of any kind in such DIs or the underlying securities in the Company and holders are bound to provide such information requested. Furthermore, to the extent that, *inter alia*, the Company's constitutional documents require disclosure to the Company of, or limitations in relation to, beneficial or other ownership of, or interests of any kind whatsoever, in the Company's securities, the holders of DIs are to comply with such provisions and with the Company's instructions with respect thereto.

It should also be noted that holders of DIs may not have the opportunity to exercise all of the rights and entitlements available to holders of Common Shares including, for example, the ability to vote on a show of hands. In relation to voting, it will be important for holders of DIs to give prompt instructions to the Depositary or its nominated Custodian, in accordance with any voting arrangements made available to them, to vote the underlying shares on their behalf or, to the extent possible, to take advantage of any arrangements enabling holders of DIs to vote such shares as a proxy of the Depositary or its nominated Custodian.

The Depositary Agreement under which the Company has appointed the Depositary to provide the DI arrangements is summarised in paragraph 20 of this Part 10: Additional Information.

19. UNDERWRITING ARRANGEMENTS AND LOCK-UP ARRANGEMENTS

19.1 The Company, the Directors, the Proposed Directors, the Joint Global Co-ordinators and the Underwriters entered into the Underwriting Agreement on 14 November 2003 pursuant to which, *inter alia*:

19.1.1 the Company confirmed the appointment of Goldman Sachs International and Merrill Lynch International as Joint Sponsors in connection with the application for Admission and as Joint Global Co-ordinators;

19.1.2 the Company has agreed, subject to certain conditions, to allot and issue the Common Shares being issued by it pursuant to the Global Offer at the Offer Price;

19.1.3 the Underwriters have severally and not jointly agreed, subject to certain conditions, to procure subscribers for, or failing which subscribe themselves, the Common Shares being issued by the Company pursuant to the Global Offer at the Offer Price;

19.1.4 the Company has agreed to pay to the Underwriters commissions of 3.75% of the amount equal to the Offer Price multiplied by the aggregate number of Common Shares which the Underwriters have agreed to procure subscribers for, or failing which to subscribe, pursuant to the terms of the Underwriting Agreement and 3.75% of the amount equal to the Offer Price multiplied by the aggregate number of the Common Shares (if any) issued by the Company under the Over-Allotment Option. In addition, the Company may in its absolute discretion pay to the Joint Global Co-ordinators

a further commission of 0.5% of the aggregate proceeds (including in respect of Common Shares (if any) issued by the Company under the Over-Allotment Option) of the Global Offer in such proportions as the Company may stipulate;

19.1.5 the Company has granted the Over-Allotment Option to the Joint Global Co-ordinators, on behalf of the Underwriters, pursuant to which the Underwriters may, subject to certain conditions, procure subscribers for or themselves subscribe for up to such number of additional Common Shares expected to represent 15% of the total number of the Common Shares to be issued in the Global Offer at the Offer Price, for the purposes of allowing the Joint Global Co-ordinators to meet over-allotments, if any, in connection with the Global Offer and to cover any short positions resulting from stabilisation transactions. The number of Common Shares to be issued pursuant to the Over-Allotment Option, if any, will be determined no later than 30 days from Admission. Settlement of the Over-Allotment Option will take place shortly after the exercise of the Over-Allotment Option;

19.1.6 the obligations of the Company to allot and issue Common Shares and of the Underwriters to procure subscribers for, or failing which subscribe themselves, for the Common Shares will be subject to certain conditions (including, amongst others, that Admission occurs by no later than 8.00 a.m. on 19 November 2003 or such later time and/or date as the Joint Global Co-ordinators may determine), being fulfilled by 19 November 2003, or such later date agreed by the Company and the Joint Global Co-ordinators. The Joint Global Co-ordinators (for themselves and on behalf of each of the other Underwriters) have the right to terminate the Underwriting Agreement in certain circumstances that are typical for an agreement of this nature, exercisable prior to the expected date for settlement of subscriptions of the Common Shares under the Global Offer. These circumstances include, amongst others, the occurrence of certain significant changes in the condition (financial or otherwise), business prospects or earnings of the Company and certain changes in financial, political or economic conditions;

19.1.7 the Company has agreed to pay (together with any related value added tax) certain costs, charges, fees and expenses in connection with, or incidental to, amongst others, the Global Offer, Admission or the other arrangements contemplated by the Underwriting Agreement, including (but not limited to) its own legal fees and expenses, costs and expenses of the Registrar, other advisers' fees and expenses and certain expenses of the Joint Global Co-ordinators (subject to agreed caps);

19.1.8 the Company has given certain representations, warranties, undertakings and indemnities to the Underwriters. The liabilities of the Company to the Underwriters under the Underwriting Agreement are not limited as to amount or by time. The Directors and the Proposed Directors have given certain representations and warranties to the Underwriters. The liabilities of the Directors and the Proposed Directors to the Underwriters under the Underwriting Agreement are limited as to time and amount; and

19.1.9 the Underwriting Agreement provides that the Underwriters may, directly or through their US broker-dealer affiliates, arrange for the offer and sale of Common Shares within the United States only to Qualified Institutional Buyers in reliance on the exemption from the registration requirements of the Securities Act provided by Rule 144A or another exemption from, or transaction not subject to, the registration requirements of the Securities Act.

19.2 Each of the Company, Dennis W. Purkiss, the Proposed Directors, certain senior management, certain institutional shareholders, KKR Fund and KKR Partners have agreed to certain lock-up agreements as set out below:

(a) The Company has undertaken, subject to certain exceptions (including in connection with employee incentives), in the Underwriting Agreement, among other things, that it will not directly or indirectly, issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase or subscribe, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase, deposit into any depositary receipt facility or otherwise transfer or dispose of (or publicly announce any such issue, pledge, sale, grant, deposit, transfer or disposal) any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares or enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, any of the economic consequences of the ownership of Common Shares until the date 180 days after the expected date of Admission (or such other date for settlement of subscriptions of the Common Shares under the Global Offer as the Company and the Joint Global Co-ordinators agree).

(b) Dennis W. Purkiss, the Proposed Directors and certain senior employees (together, "Shareholding Directors and Key Employees") have undertaken to the Joint Global Co-ordinators (for themselves and on behalf of the other Underwriters) that during the period of one year from the date of the Underwriting Agreement they will not, subject to certain exceptions, (i) directly or indirectly issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase or subscribe, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase or otherwise transfer or dispose of (or make a public announcement of any such issue, pledge, sale, grant, deposit, transfer or disposal) any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or (ii) directly or indirectly enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence or ownership of the Common Shares. If KKR Fund or KKR Partners (each a "KKR Entity") transfers Common Shares pursuant to (i) a "block trade" (a sale of Common Shares to a third party via a financial intermediary on the exchange on which the Common Shares are listed) or (ii) a marketed underwritten secondary offering by a KKR Entity on the exchange on which the Common Shares are listed, in each case each Shareholding Director and Key Employee may transfer his pro-rata number of Common Shares based on, generally, the percentage of Common Shares which a KKR Entity is transferring in such trade or offering relative to the number of Common Shares owned, directly or indirectly. These rights to transfer such Common Shares are subject to certain volume limitations that may be imposed by the financial intermediary, underwriter, manager or otherwise in either such event, which volume limitations will apply to the KKR Entities and each Shareholding Director and Key Employee relative to the number of Common Shares owned. In addition, each Shareholding Director and Key Employee may transfer a pro-rata number of his Common Shares with KKR Fund pursuant to his rights under the Sale Participation Agreement as amended to date (as described in paragraph 3.4.2 of this Part 10: Additional Information and as applied to each such Shareholding Director and Key Employee). Each Shareholding Director and Key Employee may also transfer his Common Shares to the Company or KKR Fund in the event of his death, permanent disability, termination of employment or attempt to transfer his Common Shares in breach of the Stockholders' Agreement with employees as amended to date (as described in paragraph 3.4.1 of this Part 10: Additional Information and as applied to each such Shareholding Director and Key Employee), in each case pursuant to his rights under that Stockholders' Agreement with employees.

(c) State of Wisconsin Investment Board, Granite Private Equity III, LLC, New York State Retirement Co-Investment Fund L.P., CalPERS/PCG Corporate Partners, LLC and BACP Europe Fund II, L.P. (the "Non-KKR Institutional Shareholders") have undertaken to the Joint Global Co-ordinators (for themselves and on behalf of the other Underwriters) that during the period of one year from the date of the Underwriting Agreement they will not, subject to certain exceptions, (i) directly or indirectly issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase or subscribe, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase or otherwise transfer or dispose of (or make a public announcement of any such issue, pledge, sale, grant, deposit, transfer or disposal) any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or (ii) directly or indirectly enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence or ownership of the Common Shares. If at any time six months after the date of the Underwriting Agreement, a KKR Entity transfers Common Shares pursuant to (i) a "block trade" (a sale of Common Shares to a third party via a financial intermediary on the exchange on which the Common Shares are listed) or (ii) a marketed underwritten secondary offering by a KKR Entity on the exchange on which the Common Shares are listed, in each case each Non-KKR Institutional Shareholder may transfer his pro-rata number of Common Shares based on, generally, the percentage of Common Shares which the KKR Entity is transferring in such trade or offering relative to the number of Common Shares owned, directly or indirectly.

(d) Each of KKR Fund, KKR Partners and Fisher Capital have undertaken to the Joint Global Co-ordinators (for themselves and on behalf of the other Underwriters) that during the period of six months from the date of the Underwriting Agreement it will not, subject to certain exceptions, (i) directly or indirectly issue, offer, pledge, sell, contract to issue or sell, issue or sell any option or contract to purchase or subscribe, purchase any option or contract to sell or issue, grant any option, right or warrant to purchase or otherwise transfer or dispose of (or make a public announcement of any such issue, pledge, sale, grant, deposit, transfer or disposal) any Common Shares or any securities convertible into or exercisable or exchangeable for Common Shares; or (ii) directly or indirectly enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence or ownership of the Common Shares.

20. MATERIAL CONTRACTS

The following contracts (not being contracts entered into in the ordinary course of business) have been entered into by any member of the Group within the two years immediately preceding the date of this document and are, or may be, material or have been entered into at any time by any member of the Group and contain provisions under which any member of the Group has an obligation or entitlement which is, or may be, material to the Group as at the date of document:

20.1 ***American Re-Insurance Company Aggregate Excess of Loss Reinsurance Agreement***

An Aggregate Excess of Loss Reinsurance Agreement dated 24 December 1991 (with effect from 1 January 1991) between Alea London Limited (therein called American Re-Insurance Company (UK) Limited) and American Re-Insurance Company ("American Re-insurance"), pursuant to which American Re-insurance agrees to provide cover up to a maximum aggregate limit of $13.5 million for the net reported loss and loss adjustment reserves and IBNR reserves in respect of 1990 and prior underwriting years, covering all classes of business written with the exception of contracts classified as finite risk reinsurance, in consideration for a premium of $3.5 million, payable at inception. The agreement may be terminated by either party on any calendar quarter-end. On termination, all outstanding losses and loss adjustment expenses revert to Alea London Limited in return for any positive balance on the exposure fund.

20.2 ***1992 Aggregate Loss Reinsurance Agreement***

An Aggregate Loss Reinsurance Agreement dated 29 December 1992 between Alea London Limited (therein called Aetna Re (UK) Ltd.) and National Indemnity Company ("National Indemnity") in respect of underwriting year 1992 pursuant to which National Indemnity agrees to provide cover of those losses in excess of a retention amount (to be calculated by reference to Alea London Limited's estimate of total loss) for that class of loss defined by Alea London Limited as "Casualty Excess of Loss", in consideration of a premium of £8 million. National Indemnity's liability under the agreement is capped at £12.5 million. Contracts classified by Alea London Limited as finite risk reinsurance, un-allocated loss adjustment expenses, nuclear risks, war risks and extra-contractual obligations/payments in excess of policy limits are not included.

The cover is funded on a funds withheld basis. National Indemnity is to establish and maintain an exposure fund equal to 94% of the premium payable by Alea London Limited under the agreement, less settled losses and loss adjustment expenses paid pursuant to the agreement, with interest to be credited/debited on 30 September in each year in an amount equal to the average rate of sterling one year LIBOR for the preceding year, less 50 basis points, applied to the average annual balance of the exposure fund for such year. Either party may terminate the agreement by mutual agreement on 31 December in any year after 31 December 1994 on giving 90 days prior written notice. On termination, all outstanding losses and loss adjustment expenses revert to Alea London Limited in return for any positive balance on the exposure fund.

20.3 ***Continental Reinsurance Company Aggregate Excess of Loss Reinsurance Agreement***

An Aggregate Excess of Loss Reinsurance Agreement dated 29 January 1993 (with effect from 1 January 1992) between Alea London Limited (therein called Aetna Re U.K. Ltd) and Continental Reinsurance Company ("Continental") pursuant to which Continental agrees to provide cover in excess of £50,000 up to a maximum limit of £3,750,000 in the aggregate for the net reported loss and loss adjustment reserves and IBNR reserves for the 1991 and prior underwriting years, covering all classes of business written by Alea London Limited with the exception of contracts classified as finite risk reinsurance, in consideration for a premium of £1.5 million, payable at inception. The agreement may be terminated on 31 December in any year by either party by giving 90 days' prior written notice.

20.4 ***1993 Aggregate Loss Reinsurance Agreement***

An Aggregate Loss Reinsurance Agreement dated 30 June 1993 between Alea London Limited (therein called Aetna Re (UK) Ltd.) and National Indemnity in respect of underwriting year 1993 pursuant to which National Indemnity agrees to provide cover of 95% of those losses in excess of a retention amount (to be calculated by reference to Alea London Limited's estimate of total loss and net premium income) for that class of loss defined by Alea London Limited as "Casualty Excess of Loss", in consideration of a minimum and deposit premium of £2,375,000, to be adjusted at a rate of 23.75% of Alea London Limited's net premium income. National Indemnity's liability under the agreement is capped at £6 million. Contracts classified by Alea London Limited as finite risk reinsurance, un-allocated loss adjustment expenses, nuclear risks, war risks and extra-contractual obligations/payments in excess of policy limits are not included.

The cover is funded on a funds withheld basis. National Indemnity is to establish and maintain an exposure fund equal to 90% of the premium payable by Alea London Limited under the agreement, less settled losses and loss

adjustment expenses paid pursuant to the agreement, with interest to be credited/debited on 30 September in each year in an amount equal to the average rate of sterling one year LIBOR for the preceding year, less 50 basis points, applied to the average annual balance of the exposure fund for such year. Either party may terminate the agreement by mutual agreement on 31 December in any year after underwriting year 1993 on giving 90 days prior written notice.

The agreement may be commuted by mutual agreement of the parties, upon the occurrence of which National Indemnity shall pay Alea London Limited a profit commission equal to 63% of the finally agreed premium less losses paid under the agreement plus interest on any positive funds in accordance with the provisions set out above.

20.5 ***1994 Aggregate Loss Reinsurance Agreement***

An Aggregate Loss Reinsurance Agreement dated as of 4 January 1994 between Alea London Limited (therein called Aetna Re (UK) Ltd.) and National Indemnity in respect of underwriting year 1994 pursuant to which National Indemnity agrees to provide cover of 95% of those losses in excess of a retention amount (to be calculated by reference to Alea London Limited's estimate of total loss and net premium income) for that class of loss defined by Alea London Limited as "Casualty Excess of Loss", in consideration of a minimum and deposit premium of £2.1 million to be adjusted at a rate of 17.5% of Alea London Limited's net premium income. National Indemnity's liability under the agreement is capped at £7 million. Contracts classified by Alea London Limited as finite risk reinsurance, un-allocated loss adjustment expenses, nuclear risks, war risks and extra-contractual obligations/payments in excess of policy limits are not included.

The cover is funded on a funds withheld basis. National Indemnity is to establish and maintain an exposure fund equal to 90% of the premium payable by Alea London Limited under the agreement, less settled losses and loss adjustment expenses paid pursuant to the agreement, with interest to be credited/debited on 30 September in each year in an amount equal to the average rate of sterling one year LIBOR for the preceding year, less 50 basis points, applied to the average annual balance of the exposure fund for such year. Either party may terminate the agreement by mutual agreement on 31 December in any year after underwriting year 1994 on giving 90 days prior written notice.

The agreement may be commuted by mutual agreement of the parties, upon the occurrence of which National Indemnity shall pay Alea London Limited a profit commission equal to 70% of the Exposure Fund.

20.6 ***1995 Aggregate Loss Reinsurance Agreement***

An Aggregate Loss Reinsurance Agreement dated 30 December 1994 between Alea London Limited (therein called Aetna Re-Insurance Company (UK) Ltd) and National Indemnity in respect of underwriting year 1995 pursuant to which National Indemnity agrees to provide cover of 95% of those losses in excess of a retention amount (to be calculated by reference to Alea London Limited's estimate of total loss and net premium income) for that class of loss defined by Alea London Limited as "Casualty Excess of Loss", in consideration of a minimum and deposit premium of £2.1 million, to be adjusted at a rate of 17.5% of Alea London Limited's net premium income. National Indemnity's liability under the agreement is capped at £7 million. Contracts classified by Alea London Limited as finite risk reinsurance, un-allocated loss adjustment expenses, nuclear risks, war risks and extra-contractual obligations/payments in excess of policy limits are not included.

The cover is funded on a funds withheld basis. National Indemnity is to establish and maintain an exposure fund equal to 90% of the premium payable by Alea London Limited under the agreement, less settled losses and loss adjustment expenses paid pursuant to the agreement, with interest to be credited/debited on 30 September in each year in an amount equal to the average rate of sterling one year LIBOR for the preceding year, less 50 basis points, applied to the average annual balance of the exposure fund for such year. Either party may terminate the agreement by mutual agreement on 31 December in any year after underwriting year 1995 on giving 90 days prior written notice.

The agreement may be commuted by mutual agreement of the parties, upon the occurrence of which National Indemnity shall pay Alea London Limited a profit commission equal to 70% of the Exposure Fund.

20.7 ***Existing Banking Facilities***

20.7.1 ***Credit Agreement***

On 13 March 1998, RR Holding Company (now Alea Holdings Switzerland) as borrower, Bank of America International Limited as administrative agent, BancAmerica Robertson Stephens and Credit Suisse First Boston as joint arrangers and others entered into a credit agreement for Alea Holdings Switzerland and its subsidiaries (as amended and restated on 17 March 1998 and amended and

supplemented from time to time thereafter) (the "Credit Agreement"). The funds were made available to refinance a loan from KKR Fund to provide financing for the working capital requirements and other general corporate purposes of Alea Holdings Switzerland and its subsidiaries.

(a) *Structure*

The Credit Agreement provides for term, revolving and swing-line credit facilities. The term facility includes a loan in an amount of up to CHF 100 million (the "Term A Loan") and a loan in an amount up to $75 million (the "Term B Loan"). Both are fully drawn. The Revolving Credit Facility provides for up to CHF 100 million in the Revolving Credit Facility on the proviso that the outstanding principal balance (calculated on Swiss Francs equivalent) of (i) the Revolving Credit Facility loans, plus (ii) Alea Holdings Switzerlands' obligations under the Letter of Credit Subfacility as defined below, plus (iii) the Swing Line Loans, does not exceed CHF 100 million. The Credit Agreement makes available CHF 40 million in swing line loans (the "Swing Line Loans") with Credit Suisse First Boston as swing line lender on the proviso that the outstanding principal balance (calculated in Swiss Francs equivalent) of the Swing Line Loans plus (i) Alea Holdings Switzerland's obligations under the Letter of Credit Subfacility plus (ii) the principal amount due under the Revolving Credit Facility does not exceed CHF 100 million.

(b) *Interest Rates and Fees*

Advances under the Term A Loan, Term B Loan or the Revolving Credit Facility will bear interest at an off shore rate (an off shore rate loan being any loan that bears interest at LIBOR) plus, where applicable, the Applicable Margin. The Applicable Margin, for the purposes herein, means a variable percentage determined on the basis of the S&P claims paying ability rating of Alea Europe Ltd. The percentage will also vary in relation to whether it is an offshore rate loan (including revolving and term loans and such Swing Line Loans which are not denominated in US dollars), a Term B Loan or a base rate loan.

Each Swing Line Loan shall incur interest at the swing line rate being, as applicable, the annual rate equal to either (i) the rate of interest offered in London in overnight funds for Swiss Francs or (ii) the publicly announced reference rate of interest offered in New York for US dollars by Credit Suisse First Boston, plus in the case of borrowings not in US dollars, the Applicable Margin (the "Swing Line Rate"). Swing Line Rate Loans may be converted into LIBOR Loans provided certain conditions are met.

(c) *Guarantees and Security*

All obligations of the borrower under the Credit Agreement are guaranteed by the Company. The borrower has pledged the stock of its material subsidiaries to meet all its obligations under the Credit Agreement. The Company has pledged its shares in its material subsidiaries to meet all its obligations under the Credit Agreement.

(d) *Covenants*

The Credit Agreement contains covenants by and restrictions on Alea Holdings Switzerland and its subsidiaries (and, with the exception of the year ending 2001, all financial covenants will also apply to the Company on a consolidated basis (unless otherwise specified)), including the requirement to observe certain customary covenants including, but not limited to (i) restrictions on mergers, acquisitions, and dispositions of assets which are generally permitted subject to various conditions, (including pro forma compliance with financial covenants); (ii) payment of taxes and compliance with laws; (iii) restrictions on transactions with affiliates, including arm's length requirements applicable to transactions between Alea Holdings Switzerland and its affiliates and KKR and its affiliates; (iv) no change to business activities or fiscal year; (v) maintenance of existence and properties; and (vi) restrictions on liens.

In addition, there are restrictions (subject to certain agreed exceptions) on (i) additional indebtedness; (ii) the redemption of the Preferred Shares of Alea Holdings Guernsey Limited or of Alea (Bermuda) Ltd. prior to 13 September 2005; (iii) all other dividends and (iv) other certain payments with respect to the Company's capital stock.

The Credit Agreement also requires Alea Holdings Switzerland, its subsidiaries and the Company (where specified) to maintain various financial covenants (including, without limitation, (i) the Company's total consolidated debt to consolidated total capitalisation (ii) cash flow to senior debt service and (iii) consolidated net worth).

(e) *Maturity and Amortisation*

The Term A Loan is to be repaid in semi-annual instalments beginning on 30 June 2002 and with a final instalment equal to all amounts unpaid on 13 March 2005. Repayment of the Term B Loan is due in its

entirety on 31 March 2007 with repayment of all amounts under the Revolving Credit Facility due on 13 March 2005. The final maturity of the Term A Loan, Revolving Credit Facility and Swing Line Loans is 13 March 2005 with the final maturity of the Term B Loan on 31 March 2007. The Revolving Credit Facility and Swing Line Loans may be borrowed, repaid and reborrowed until 13 March 2005 unless the commitments are terminated in accordance with the terms of the Credit Agreement.

(f) *Prepayments*

Mandatory proportionate repayments of any outstanding Term A Loan, Term B Loan or Revolving Credit Facility loans will be required from the net cash proceeds from asset sales outside of the ordinary course of business, to the extent not reinvested within 360 days unless in excess of 35% of Alea Holdings Switzerland's consolidated net worth determined as of the date of the applicable disposition. In addition, (i) Revolving Credit Facility loans shall be required to be repaid in full, and all commitments under the senior facility shall terminate, upon the occurrence of a Change of Control (as defined below) and (ii) Revolving Credit Facility loans shall be required to be prepaid if at any time the Swiss franc equivalent of aggregate principal or face amount of Revolving Credit Facility loans, swing line loans and letters of credit exceeds 105% of the total Revolving Credit Facility commitments, with such repayment (and/or cash collateralisation) to be in an amount equal to such excess. "Change of Control" here means (i) that KKR, its affiliates and the management group shall not beneficially own directly or indirectly at least 35% of the outstanding voting common stock of Alea Holdings Switzerland and/or (ii) any person or group of related persons beneficially owns more voting stock than KKR, its affiliates and the management group unless a control over the election of Alea Holdings Switzerland's board of directors is maintained by contract or otherwise.

Voluntary prepayments may be made at any time, with prior notice but without premium or penalty, subject to limitations as to minimum prepayment amounts, provided that breakage costs, if any, will be payable in respect of voluntary prepayments of LIBOR loans. There is a voluntary prepayment premium applicable to the Term B Loan of 1% of the principal repaid between 20 December 2002 and 20 December 2003 and 0.5% of principal paid thereafter but prior to 20 June 2004.

20.7.2 *Letter of Credit Subfacility*

Alea Holdings Switzerland may request letters of credit denominated in Swiss francs or US dollars on any business day until 13 March 2005 (the "Letter of Credit Subfacility"); provided that the aggregate amount of outstanding letters of credit plus the principal amount of Revolving Credit Facility loans and Swing Line Loans may not exceed CHF 100 million. Letters of credit fees are equal to the applicable margin on the undrawn balance of the letters of credit, and are payable quarterly in arrears. A fronting fee of ⅛% per annum on the face amount of the letters of credit is payable in advance.

20.8 *Lumbermens Reinsurance Agreement*

On 3 December 1999, Alea (Bermuda) Ltd. (therein called Rhine Reinsurance Company (Bermuda) Ltd) and Lumbermens entered into a Reinsurance Agreement being a 100% quota share reinsurance of all insurance or reinsurance written by Equus Re (a division of Lumbermens) on or prior to 3 December 1999 (the "In-Force Portfolio") and of the new and renewal business (the "Fronted Business") written by Lumbermens (through the Equus Re division) up to and including 31 December 2001. Pursuant to the Reinsurance Agreement, Alea (Bermuda) Ltd. paid Lumbermens an up-front ceding commission of $1 million on the closing date of the agreement in respect of the In-Force Portfolio and an amount of 4% of gross net written premiums in respect of the Fronted Business.

The initial cash payment ("ICP") paid by Lumbermens to Alea (Bermuda) Ltd. at the closing date of the agreement equalled the gross written premiums collected up to the closing date of the agreement, less certain recognised deductions such as: (a) losses and brokerage paid up to the closing date of the agreement, (b) the $1 million ceding commission paid to Lumbermens, (c) retrocessional costs where the benefits inure to Lumbermens, (d) the premium paid to Stockton Re and (e) total Equus Re related expenses incurred by Lumbermens through to the closing date of the agreement. Total expenses deducted for the period up to but not including the closing date of the agreement, adjusted for one-time employee acquisition costs, were $15.1 million. The ICP was, after the deductions above, an amount of $33.5 million.

In terms of the Reinsurance Agreement, Alea (Bermuda) Ltd. must maintain a collateralised trust or letter of credit equal to (i) 120% (the "Security Percentage") of the estimated loss (including IBNR), LAE and unearned premium reserves on the In-Force portfolio (provided that commencing with the first quarter 2000 and going forward, RRB may reduce the required collateral balance by premiums due to Lumbermens on the In-Force Portfolio but not yet collected) and (ii) an amount equal to (a) the combined net probable maximum loss from

earthquake, windstorm or flood in any zone exceeds $10 million (prior to 31 December 2001) $20 million (1 January 2002-31 September 2003) ($30 million aggregate for the New Madrid zone) per occurrence plus (b) the risk per contract net exposure on any risk written on behalf of Lumbermens in excess of $10 million.

If a Surplus Event occurs, the Security Percentage will increase to 130%. A "Surplus Event" is defined as a decline in shareholders equity (as demonstrated in the combined financial statements of Alea Europe Ltd. (therein called Rhine Reinsurance Company Ltd.), Alea (Bermuda) Ltd. and their subsidiaries below the greater of (i) 80% of shareholders equity at the end of the previous calendar quarter or (ii) CHF 249.1 million.

For the duration of the agreement Lumbermens will provide Alea (Bermuda) Ltd. annually with a statement of current and estimated future loss and unearned premium reserves and in the event of a dispute, an independent actuary is retained by the agreement of the parties or failing that, by a court.

By means of an Aggregate Excess of Loss Retrocessional Reinsurance Agreement between Alea (Bermuda) Ltd. and Lumbermens (the "Lumbermens AEOL"), Alea (Bermuda) Ltd. has ceded to Lumbermens 100% of cumulative paid losses and LAE on the protected portion of the In-Force Portfolio in excess of a 75% paid loss ratio. The protected portion of the In-Force Portfolio consisted of all business written by Equus Re prior to 1 October 1999 (the "Protected Portfolio"). Uncollectable premiums on the Protected Portfolio premiums are deducted from the denominator in calculating the 75% paid loss ratio.

20.9 ***Underwriting Management Agreement***

Alea North America Company (therein called Rhine Re Financial Ltd.) entered into an Underwriting Management Agreement with Lumbermens on 3 December 1999 whereby Lumbermens granted Alea North America Company underwriting authority until 31 December 2001 and claims settlement responsibility on the entire Equus Re book in return for cost plus 4% of gross net written premium. This cost is passed to Alea North America Company in the form of a ceding commission on the Fronted Business (referred to in paragraph 20.8 of this Part 10: Additional Information).

A Manager's Fiduciary Account (being a bank account maintained by Alea North America Company for the benefit of Lumbermens) has been established by Alea North America Company for all Lumbermens premium flows. Interest on the Manager's Fiduciary Account belongs to Alea North America Company.

Alea North America Company owns all renewal rights on the In-Force Portfolio and Fronted Business referred to in paragraph 20.8 of this Part 10: Additional Information. Alea North America Company is to recommend reserves on the Portfolio to Lumbermens and to observe limitations on the settlement of claims without prior notice to Lumbermens. A 3% renewal ceding commission is to be paid by Alea North America Company to Lumbermens on any In-Force Portfolio which is renewed, including more than once, within 24 months of its renewal date.

Alea North America Company has capacity to write up to Contract EPI (being (as to any single assured) the estimated premium income to Lumbermens' gross assured line for the then current underwriting year) of $300 million in Fronted Business on Lumbermens paper subject to the following constraints:

- except with respect to renewals, triggering events with respect to reinsurance written on a losses occurring basis must take place prior to 31 July 2003;
- except with respect to renewals, triggering events with respect to reinsurance written on a risks attaching basis must take place prior to 31 July 2004;
- for renewals the triggering event may take place any time prior to 31 July 2006, provided that the risk period on the underlying policies cannot exceed 43 months; and
- the business must be US business with the exception of renewals of In-Force Portfolio business.

20.10 ***Overseas Partners Adverse Loss Development Reinsurance Agreement***

An Adverse Loss Development Reinsurance Agreement dated 31 December 1999 between Alea London Limited and Overseas Partners Re Ltd. (the "OPL Adverse Development Cover") entered into in connection with the acquisition by Alea Holdings UK Limited of Alea London Limited, pursuant to which Overseas Partners agreed to provide up to $85 million adverse loss development cover for business incepting on or prior to 31 December 1999 (but excluding certain specified risks such as asbestos) in excess of Alea London Limited's agreed retention of $101.9 million, in consideration of a premium of $3 million and $57 million being placed on trust on a funds withheld basis. In calculating losses covered by the OPL Adverse Development Cover, Alea London Limited may include up to $10 million in uncollectible reinsurance with respect to such business. The OPL Adverse Development Cover is funded on a funds withheld basis and Alea London Limited

is only exposed to credit risk to the extent that claims paid exceed the funds withheld balance, including a nominal interest rate of 8%. The agreement expires on the earlier of the payment of all amounts covered by Overseas Partners and may be commuted at any time by Alea London Limited. The Company may commute the agreement on 1 January in any year commencing on 1 January 2001 provided that 45 days prior written notice of such intent has been given to Overseas Partners and provided that the balance of the funds withheld account is positive. If at any time, the funds withheld balance is negative, Alea London Limited may commute the agreement on 30 days' prior written notice.

20.11 ***Inter-Ocean Adverse Loss Development and Aggregate Excess of Loss Reinsurance Agreement***

20.11.1 The Adverse Loss Development portion of the Inter-Ocean Adverse Loss Development and Aggregate Excess of Loss Reinsurance Agreement dated 18 May 2000 between Alea (Bermuda) Ltd. (therein called Rhine Reinsurance Company (Bermuda) Ltd.) and Alea Europe Ltd. (therein called Rhine Re Ltd.) (together, the "Alea Companies") and Inter-Ocean Reinsurance Company Ltd. (rated "A" by A.M. Best, financial size category VII) ("Inter-Ocean") is in respect of underwriting years 1987 to 1999 pursuant to which Inter-Ocean agrees to provide $125 million cover in excess of $500 million together with 75% of losses in excess of $625 million up to $750 million to provide a maximum recoverable of $218.8 million for the non-life reserves of Alea Europe Ltd. and Alea (Bermuda) Ltd. The Alea Companies are obliged to retain net and unreinsured the remaining 25% of such losses. The coverage does not include asbestos and environmental claims in excess of $12.5 million (which sublimit includes asbestos and environmental claims under the Inter-Ocean Aggregate Excess of Loss Cover, described below) or catastrophe losses in excess of $93.0 million although catastrophe loss occurring on or after 1 January 2000 is covered if it is a loss covered by a policy incepting during 1999 but subject to deductions and an overall cap of $31.3 million.

20.11.2 Under the Aggregate Excess of Loss Reinsurance portion of the Inter-Ocean Adverse Loss Development and Aggregate Excess of Loss Reinsurance Agreement covering Alea London Limited (therein called The Imperial Fire and Marine Re-Insurance Company Limited) in respect of the underwriting year commencing 1 January 2000 and ending on 31 December 2000, Inter-Ocean agrees to provide cover in excess of a loss ratio retention of 59% of net earned premium up to a maximum limit of 20% of the Alea Companies' net earned premium but not exceeding $107.8 million and subject to certain other retentions and a sublimit of $31.3 million for catastrophe loss. In the event of reinsured catastrophe loss, the Alea Companies are obliged to pay additional premium of 30% of such loss. This cover includes business written by Alea Europe Ltd., Alea (Bermuda) Ltd. and Alea London Limited (subject, in the case of Alea London Limited, to a sublimit of 72% of net written premium allocated to ceded losses on a stand alone basis and calendar year loss payment allocations).

The Inter-Ocean Adverse Loss Development cover summarised above and the Inter-Ocean Aggregate Excess of Loss cover summarised in this paragraph 20.11.2 are backed by an assignment by Inter-Ocean to the Alea Companies dated as of 1 January 2000 of a stop loss retrocessional cover provided to Inter-Ocean by American Re-Insurance Company (rated "A+" by A.M. Best, financial size category XV) on the covered business described above.

20.11.3 The cover is funded on a funds withheld basis and the Alea Companies are only exposed to credit risk to the extent that claims paid exceed the funds withheld balance, including a nominal interest rate of 8%. If the Alea Companies' paid claims exceed the funds withheld balance, the Alea Companies are required to reimburse Inter-Ocean for 75% of such amount with interest accruing at 8.5% upon the contract being terminated or the aggregate limit being exhausted on a paid basis. In respect of the Adverse Loss Development Portion of the cover, to the extent that the Alea Companies cede losses in excess of $171.9 million under this cover, they are required to credit the funds withheld balance in an amount equal to 40% of such losses, subject to a maximum of $18.8 million.

If paid claims exceed the funds withheld balance, the Group is required to reimburse Inter-Ocean for 75% of such amount with interest accruing at 8.5% upon the contract being terminated or the aggregate limit being exhausted on a paid basis (deficit payback and termination provisions).

20.11.4 The Alea Companies are obliged to collateralise Inter-Ocean by letter or credit or collateralised trust in the event their credit rating falls below A- (in an amount of $18.8 million) or exhaustion of the funds withheld account (in an amount of 75% of losses paid by the reinsurer plus interest of 8.5%).

20.11.5 The Alea Companies may terminate the agreement at any time and Inter-Ocean may terminate the agreement on or after 31 December 2009. Inter-Ocean may not terminate the agreement upon a change of control of the Alea Companies. However, the Alea Companies are required to pay $2.5 million in additional consideration to Inter-Ocean upon a change of control. The Alea Companies may terminate the agreement at any time. Inter-Ocean has an option to terminate the agreement at any time after 23:59 on 31 December 2009. The change of control provisions described above apply.

20.12 ***Share Purchase and Exchange Agreement***

A Share Purchase and Exchange Agreement (the "Exchange Agreement") dated 19 December 2001 between the Company, KKR Fund, KKR Partners, the subscribers of non-voting shares in the Company named in schedule 2 to the Exchange Agreement (the "Subscribers") and Alea Holdings Switzerland, pursuant to which the Company agreed to allot and issue to KKR Fund 1,163,061 Class A Common Shares of $0.01 each at a price of $85.98 per share for a total aggregate consideration of $100,000,000, and to allot and issue to the Subscribers and KKR Partners a total of 614,386 Class B Common Shares of $0.01 each at a price of $85.98 per share for a total aggregate consideration of $52.8 million, in each case with full title guarantee and free from any encumbrance (the "Cash Sale"). Further, the Company agreed to issue with full title guarantee and free from any encumbrance, 2,245,517 Class A Common Shares to KKR Fund and 26,368 Class B Common Shares to KKR Partners in exchange for the contribution by each of KKR Fund and KKR Partners of 2,245,517 voting shares and 26,368 non-voting shares held by them respectively in Alea Holdings Switzerland (the "Exchange"). As a result of the Exchange on 26 February 2002, the Company became the majority holder of Alea Holdings Switzerland.

Completion of the Cash Sale was conditional on, *inter alia* (i) the Company entering into a credit facility (as borrower or guarantor) with a consortium of financial institutions as a result of which it would have immediately available to it from such facility (directly or indirectly) loan proceeds equal to $100 million; and (ii) execution of a stockholders agreement between the Company, KKR Fund, KKR Partners and the Subscribers. Completion of the Exchange was conditional on, *inter alia* (i) completion of the Cash Sale; and (ii) obtaining the approval of the Financial Services Authority of the United Kingdom prior to 31 March 2002. Part of the proceeds of the Cash Sale was to be invested by the Company in insurance companies in New York and Delaware. Limited warranties were given by each of the Subscribers, KKR Fund and KKR Partners to the Company, by the Company to each of the Subscribers, KKR Fund and KKR Partners and by Alea Holdings Switzerland to each of the Subscribers and KKR Partners.

The Exchange Agreement provided that on completion of the Exchange, and of any exchanges to be carried out pursuant to the Management Exchange Offer (described in paragraph 20.13 of this Part 10: Additional Information) the Board would convert Class B Common Shares held by each Subscriber into Class A Common Shares provided that no Subscriber should hold 10% or more of the Class A Common Shares in the Company as a result of such conversion and subject to each Subscriber's option to elect not to convert its shares.

The Exchange Agreement was amended on 28 December 2001, 16 January 2002 and 4 February 2002, as a result of which three further subscribers were made parties to the agreement pursuant to which the Company agreed to allot and issue to such additional Subscribers 1,086,298 Class B Common Shares at a price of $85.98 per share for a total aggregate consideration of $93.4 million. The Exchange Agreement was amended on 31 January 2002 by increasing the number of shares to be issued to KKR Partners as part of the Cash Sale by 11,049 Class B Common Shares for a total additional consideration of $950,000.

20.13 ***Management Exchange Offer***

Following the closing of the Exchange Agreement summarised in paragraph 20.12 of this Part 10: Additional Information, an offer (the "Exchange Offer") was made by the Company in an offering circular dated 5 March 2002 to the remaining shareholders in Alea Holdings Switzerland (the "Shareholders"), being current and former managers and employees of the Group. Under the terms of the Exchange Offer, each Shareholder was offered Class B non-voting Common Shares in the Company in consideration of the transfer to the Company of those non-voting shares he held in Alea Holdings Switzerland on a one-for-one basis (the "Exchange") and his consent to certain proposed amendments to the stockholder's agreement, the escrow agreement, the sale participation agreement and any stock option agreement to which the Shareholder was a party (summarised at paragraphs 3.5.1, 3.5.2. and 3.5.4 of this Part 10: Additional Information) (the "Equity Participation Plan Agreements").

The effect of the amendments was generally to replace Alea Holdings Switzerland with the Company as a party to the Equity Participation Plan Agreements and to give the Shareholders the right to "piggyback" or register

their shares under the Securities Act in any US public offering in which KKR Fund sold its shares, subject to customary exceptions.

Furthermore, under the terms of the Exchange Offer, each Shareholder's options to acquire non-voting shares in Alea Holdings Switzerland were "rolled-over" so that they would represent the right to acquire an equal number of Class B non-voting Common Shares in the Company.

The Exchange Offer provided that it would expire on 2 April 2002, subject to the Company's discretion to extend this period and was conditional on, *inter alia*, obtaining the approval of the Bermuda Monetary Authority.

On completing the requisite documentation necessary to accept the Exchange Offer, each Shareholder was deemed to give representations, warranties and agreements as to, *inter alia*, the information with which he had been provided in respect of the Exchange Offer, his ability to bear and his acceptance of the risks associated with the Exchange Offer and his knowledge and experience. All representations, warranties and agreements were deemed to be repeated on the date on which the Exchange Offer expired and on the date on which the Exchange was effected.

The Exchange Offer was accepted by all of the Shareholders on or before the expiry thereof and the Exchange was effected on 3 April 2002 (see paragraph 2.2.13 of this Part 10: Additional Information).

20.14 ***Max Re Ltd Excess of Loss Agreement***

An Excess of Loss Agreement dated 20 September 2002 (with effect 1 January 2001) between Alea Europe Ltd., Alea London Limited, Alea North America Insurance, Alea (Bermuda) Ltd., Alea Group Holdings (Bermuda) Limited and Max Re Ltd in respect of the period from 1 January 2001 to 31 December 2003, for property and casualty insurance and reinsurance and property catastrophe business written worldwide (with the exception of life and finite business and certain limitations on property catastrophe losses as a result of the benefit of certain reinsurance protection inuring for the benefit of this agreement and agreed as being $85 million in excess of CHF 75 million non-US cover), in consideration of payment of a deposit premium of $50 million adjustable upwards to 18.75% of the net earned premium earned in respect of the covered business during the term of the agreement less net earned premium ceded in respect of all inuring reinsurance. Depending on the losses in any particular year, additional premium may be payable. The cover provided pursuant to this agreement (the "Max Re Cover") provides protection on $1.578 billion of net earned premium during the period with a limit equal to the lesser of 16.5% of total net earned premium for the three year period or $285 million plus catastrophe cover equal to 1.67% of total net earned premium over the term of the agreement (subject to a maximum of a net retained liability of $35 million). For calendar years 2001 and 2002, the agreed loss ratio attachment points were 45.3% and 42.05%, respectively. The Max Re Cover pays a ceding commission to the Group of 40% of premium ceded which helps the Group with its statutory ratios. The reported losses payable by Max Re are collateralised by liquid fixed income obligations with a weighted average rating of "AA" held in a trust by Mellon Bank on behalf of Alea Europe, Alea North America Insurance and Alea (Bermuda) Ltd. and letters of credit issued by qualified financial institutions. The agreement may be terminated in a written agreement signed by the parties or by Max Re Ltd by giving notice thereof if payment of any part of the reinsurance premium due under the agreement has not been made within 90 days of when due and such failure to pay continues for 60 days after receipt of such notice.

20.15 ***Bristol West Quota Share Reinsurance Agreement***

On 25 September 2003 (effective in relation to certain Bristol West entities from 1 January 2002 and from 1 July 2002 in relation to certain others), Alea London Limited, as reinsurer, entered into a Quota Share Reinsurance Agreement with Coast National Insurance Company, Security National Insurance Company, Bristol West Insurance Company (formerly known as Reliant Insurance Company) and Bristol West Casualty Insurance Company (formerly known as Reliant Casualty Insurance Company) ("Bristol West") and in respect of the 2002 to 2004 underwriting years. Under the agreement, Alea London Limited agrees to accept a 40% participation of Bristol West's net liability with respect to certain non-standard automobile liability and physical damage business, subject to specified exclusions. Bristol West's aggregate maximum net premium for underwriting years 2002, 2003 and 2004 is $450 million, $725 million and $650 million, respectively.

Bristol West is responsible for net liability above a specified loss ratio of 80% and up to a loss ratio of 90% (the "Loss Corridor"). The cover provided pursuant to the agreement is subject to an aggregate loss ratio cap of 105% (inclusive of the Loss Corridor) and a maximum limit of liability for any one underwriting year equal to a loss ratio of 150% of ceded premium.

For the 2002 underwriting year, Coast National's and Security National's cession is 28% each and Bristol West Insurance's and Bristol West Casualty's cession is 80% each. For the 2003 and 2004 underwriting years, Bristol

West has the option to cede in the aggregate between 25% and 60%. The agreement contains a catastrophe per occurrence limit equal to a specified net premium for the underwriting year in which the loss occurs multiplied by 0.5%, subject to an aggregate limit equal to a specified net premium for the entire term of the agreement multiplied by 0.4%.

Alea London Limited may, in certain circumstances, terminate the agreement on a run-off basis for non-payment of premium. Alea London Limited may also terminate if Bristol West's policyholders' surplus falls below 70% of the lesser of its value at 31 December 2001 or its value at 31 December prior to the year such reduction of surplus occurs. Bristol West has the sole option to commute the agreement with effect from any 31 December, beginning 31 December 2004. Upon commutation, Bristol West shall receive a profit commission equal to the positive experience account balance, if any.

Reported losses payable to Bristol West are collateralised by cash, letters of credit, and/or eligible securities held in a trust by Brown Brothers Harriman Trust Company LLC for the benefit of Bristol West. The trust account can be drawn upon in the event of insolvency or likely insolvency, of any of the parties to the agreement for the purposes of paying Alea London Limited's share of amounts due under the agreement. Either party is permitted to terminate the agreement in the event of a change in control of Bristol West.

20.16 *Preferred Stock Purchase Agreement*

Pursuant to a preferred stock purchase agreement dated 17 October 2003 between BTP (as defined in paragraph 15 of this Part 10: Additional Information), the Company, Alea Holdings Switzerland, Alea Holdings US Company, Alea (Bermuda) Ltd. and Alea Guernsey ("Preferred Stock Purchase Agreement"), BTP agreed to sell its Preferred Shares to the Company for $42.5 million. Each of the Company, Alea Holdings Switzerland, Alea Holdings US Company, Alea (Bermuda) Ltd. and Alea Guernsey agreed to waive any transfer restrictions contained in the Stock Purchase Agreement and the respective subscription agreements and it was noted that the transfer restrictions in the bye-laws of Alea (Bermuda) Ltd. in respect of its Preferred Shares had been waived by Alea (Bermuda) Ltd.'s common shareholders by a shareholders' written consent. Completion of the sale is conditional on, *inter alia*, Admission, the receipt of the consents required pursuant to the Credit Agreement (defined in paragraph 20 of this Part 10: Additional Information) to the transactions contemplated by the Preferred Stock Purchase Agreement and receipt by the Company of gross proceeds of at least $275 million. The Preferred Stock Purchase Agreement provides for customary representations and warranties as well as a representation and warranty given by the Company that the KKR Group owned directly or indirectly at least 25% each of the common shares of Alea (Bermuda) Ltd. and ordinary shares of Alea Guernsey and that KKR Fund had not agreed to dispose of any Common Shares such that KKR Fund would own in aggregate, directly or indirectly, less than 25% of each of the common shares of Alea (Bermuda) Ltd. and ordinary shares of Alea Guernsey. The Preferred Stock Purchase Agreement contemplates that the sale will complete within five days following Admission.

20.17 *Depositary Agreement*

A Depositary Agreement dated 13 November 2003 between the Company, Capita IRG Trustees Limited (the "Depositary") and Capita IRG Plc (the "Depositary Interests Registrar") under which the Company appoints the Depositary to constitute and issue from time to time, upon the terms of the Deed Poll (referred to in paragraph 18 of this Part 10: Additional Information), series of Depositary Interests representing securities issued by the Company and provide certain other services in connection with such Depositary Interests.

The Depositary agrees that it will comply and will procure certain other persons comply with the terms of the Deed Poll and that it and they will perform their obligations in good faith and with all reasonable skill, diligence and care. The Depositary assumes certain specific obligations including, for example, to arrange for the Depositary Interests to be admitted to CREST as participating securities, to provide copies of and access to the register of Depositary Interests. The Depositary warrants that it is an authorised person under FSMA, is duly authorised to carry out custodial and other activities under the Deed Poll, and undertakes to maintain that status and authorisation.

The Company agrees to provide such assistance, information and documentation to the Depositary which is reasonably required for the purposes of performing its duties, responsibilities and obligations under the Deed Poll and the Depositary Agreement. In particular, the Company is to supply the Depositary with all documents it sends to its shareholders so that the Depositary can distribute the same to all holders of Depositary Interests. The agreement sets out the procedures to be followed where the Company is to pay or make a dividend or other distribution and in respect of voting at general and other meetings. The Depositary is to ensure that, subject to Bermuda law, the Deposited Property and the Memorandum and Bye-laws of the Company, holders of Depositary Interests shall be able to exercise voting rights with respect to the underlying securities in the Company. The Company is to provide the Depositary with all notices of meetings of shareholders, or any class

thereof, and (a) forms to enable holders of Depositary Interests to give instructions to the Depositary to exercise voting rights attaching to the underlying securities in the Company, (b) forms of proxy to enable the Depositary to appoint a proxy or other representative to attend the relevant meeting, speak and vote on behalf of the Depositary and (c) documents to enable the holders of Depositary Interests to attend the relevant meeting and exercise voting rights attaching to the underlying securities. The Depositary is to send all of such documents to each person who is a holder of Depositary Interests on the record date established by the Company for the relevant meeting.

The Depositary and the Depositary Interests Registrar are to indemnify the Company and each member of its group against claims made against any of them by any holder of Depositary Interests or any person having any direct or indirect interest in any such Depositary Interest or the underlying securities which arises out of any breach or alleged breach of the terms of the Deed Poll or any trust declared or arising thereunder.

The Company is to indemnify the Depositary and each member of its group against claims made against any of them by any holder of Depositary Interests or any person having a direct or indirect interest in any such Depositary Interest or the underlying securities which arises out of the performance by the Depositary or any member of its group of obligations under the agreement and the Deed Poll, except to the extent that such claims arise as a result of any fraud, wilful default or negligence of the Depositary or any member of its group or as a result of any breach of this agreement or the Deed Poll by the Depositary or any member of its group.

The agreement is to remain in force for as long as the Deed Poll remains in force. The Company may terminate the appointment of the Depositary if certain specified events of default occur in relation to the Depositary or the Depositary Interests Registrar or if either of them commits an irremediable material breach of the agreement or of the Deed Poll or any other material breach which is not remedied with in 30 days of notice from the Company. The Depositary and the Depositary Interests Registrar have the same termination rights in respect of Events of Default occurring or any breach by the Company. Any of the parties may terminate the Depositary's appointment by giving not less than 90 days written notice. If the appointment is terminated on an event of default or breach, the Depositary must serve notice to terminate the Deed Poll by giving 30 days notice to all holders of Depositary Interests. If the appointment is terminated by 90 days written notice, the Depositary must serve notice to terminate the Deed Poll such that its appointment and the Deed Poll terminate on the same date. In either case, if the Depositary fails to serve notice to terminate the Deed Poll the Company may do so on its behalf as its duly authorised attorney. The Depositary agrees that it will not without the prior written consent of the Company terminate or take any steps to terminate the Deed Poll other than in accordance with these provisions.

The Depositary may not subcontract or delegate its obligations under the Deed Poll without the Company's consent (which consent is not to be unreasonably withheld). The Company is to pay certain fees and charges including, among other things, an annual fee, a fee based on the number of Depositary Interests per year and certain CREST related fees. The Depositary is also entitled to recover reasonable out of pocket fees and expenses.

20.18 ***Shareholder Agreements and the Relationship Agreement***

The shareholder agreements summarised in paragraph 3 of this Part 10: Additional Information and the Relationship Agreement described in paragraph 21 of this Part 10: Additional Information.

20.19 ***Underwriting Agreement***

The Underwriting Agreement referred to in paragraph 19 of this Part 10: Additional Information.

21. ARRANGEMENTS WITH CONTROLLING SHAREHOLDER

21.1 An agreement dated 13 November 2003 has been entered into between (1) the Company and (2) KKR Fund, the effect of which is conditional on Admission (the "Relationship Agreement"). For so long as KKR Fund is a "controlling shareholder" under the Listing Rules KKR Fund has, under the Relationship Agreement, agreed to exercise its votes and procure that Directors appointed by it vote to ensure that the Company shall operate and make decisions for the benefit of shareholders of the Company as a whole and independently of KKR Fund.

As a result of arrangements in the Relationship Agreement, the Company is satisfied that (i) it is capable of carrying on its business independently of KKR Fund (or any associate thereof), and (ii) all transactions and relationships between the Company and KKR Fund (or any associate thereof) are, and will be, at arm's length and on a normal commercial basis.

The Relationship Agreement also provides that:

(a) the Board shall at all times comprise a majority of directors unconnected with KKR Fund (or its associates) ("Independent Directors").

(b) transactions between (i) KKR Fund (or its associates) and (ii) a member of the Group shall be at arm's length and on a normal commercial basis.

(c) only Independent Directors shall vote on matters in relation to which the interests of the Group may conflict with those of KKR Fund (or its associates).

(d) KKR Fund shall be able to appoint, remove and re-appoint:

 (i) 4 Non-Executive Directors to the Board whilst KKR Fund, KKR and/or KKR Partners together own at least 20% of the Common Shares;

 (ii) 3 Non-Executive Directors to the Board whilst KKR Fund, KKR and/or KKR Partners together own 15% or more but less than 20% of the Common Shares; and

 (iii) 2 Non-Executive Directors to the Board whilst KKR Fund, KKR and/or KKR Partners together own 10% or more but less than 15% of the Common Shares.

(e) KKR Fund shall be able to appoint, remove and re-appoint 2 Non-Executive Directors to each of the Audit, Nomination and Remuneration Committees of the Board whilst KKR Fund, KKR and/or KKR Partners together own at least 10% of the Common Shares.

(f) Whilst KKR Fund, KKR and/or KKR Partners own at least 10% of the Common Shares:

 (i) the Board shall not number more than 11;

 (ii) the Audit Committee of the Board shall not number more than 5; and

 (iii) the Nomination and Remuneration Committees of the Board shall not number more than 4,

 in each case without the prior written approval of KKR Fund.

(g) Any offer of Common Shares for cash that is not on a pre-emptive basis (or pursuant to subscription rights existing at Admission) shall first be offered to KKR Fund (or as it shall direct). That right shall exist until KKR Fund, KKR and/or KKR Partners together cease to own at least 15% of the Common Shares.

(h) KKR Fund shall to the extent permitted by the Listing Rules be provided with certain information on the Group (and access to Group management or employees) which it may also pass to other KKR entities. That right shall exist until KKR Fund, KKR and/or KKR Partners together cease to own at least 10% of the Common Shares.

21.2 KKR Fund currently owns 23.3% on an undiluted basis and 19.8% on a fully diluted basis of the outstanding common equity of Willis Group Holdings. Willis Group Holdings and its subsidiaries conduct insurance and reinsurance intermediary activities. Due to the respective businesses of the Group, it is likely that the Group will enter into multiple business arrangements over an indeterminate period with Willis Group Holdings and its subsidiaries. It is expected that these transactions will involve the production and procurement of insurance and reinsurance relationships and contracts, in many cases for a commission or fee, the transmission of premium and other related transactions.

While each of these relationships and contracts individually would typically involve less than 0.5% of the assets of the Group, it is possible that some transactions would involve premium flows through Willis Group Holdings or other cash flows in excess of such amounts and it is probable that such independent transactions in the aggregate would exceed such amounts over time.

The Group's dealings with intermediaries, including Willis Group Holdings are on arm's length, normal commercial terms.

21.3 Pursuant to an Advisory Fee Agreement dated 19 December 2001 (the "Advisory Fee Agreement"), the Company pays annual advisory fees of $750,000 payable quarterly to Kohlberg Kravis Roberts, and an annual advisory fee of $350,000 to Fisher Capital, for their advice on corporate finance, acquisitions and disposals, and strategic planning ("Services"). KKR is an investment management limited partnership that identifies and manages long-term equity investments, generally in the form of whole company acquisitions, on behalf of institutional investors. James R. Fisher is a Director and is the managing member of Fisher Capital. In addition,

various consulting fees are paid to these shareholders for specific commissioned projects. Total fees of $750,000 for KKR and $350,000 for Fisher Capital were recognised for the year ended 31 December 2002.

The Advisory Fee Agreement was, conditional upon Admission, amended on 13 November 2003. Under the changes, the Company will (1) first seek any Services from KKR on KKR's usual terms and conditions of business, (2) co-operate with (and provide assistance to) KKR, at the Company's cost, in respect of the disposal by KKR, KKR Fund and/or KKR Partners of shares in the Company (an "Offering") and (3) indemnify KKR, KKR Fund, KKR Partners (and their partners and affiliates) and Fisher Capital (ands its partners) to the maximum extent permissible under Bermuda law (and to the extent the Company holds sufficient funds) against losses, costs and expenses (other than those caused by their own negligence, wilful default or fraud) that KKR, KKR Fund, KKR Partners (and their partners and affiliates) or Fisher Capital (and its partners) may suffer arising from that agreement, the provision of Services under it or an Offering.

21.4 The Quota Share Reinsurance Agreement described in paragraph 20.15 of this Part 10: Additional Information is made with two insurance companies owned by BRW Acquisition Inc., which is controlled by Bristol West Associates LLC. Bristol West Associates LLC is a limited liability company that has two members, (1) KKR 1996 Fund L.P. and (2) KKR Partners II L.P. The general partner of KKR 1996 Fund L.P. is KKR Associates 1996 L.P., a Delaware limited partnership. The general partner of KKR Associates 1996 L.P. is KKR 1996 GP LLC, a limited liability company organised under the laws of Delaware.

21.5 Pursuant to a Management Rights Agreement dated 19 December 2001 amended (conditional upon Admission) by a supplemental agreement dated 13 November 2003, the Company appoints KKR Fund as its shareholder relationship manager and as its agent (to pass certain information to ultimate beneficial shareholders of the Company) and agrees to reimburse KKR Fund for costs incurred in doing so. Under the same agreement the Company agrees, to the maximum extent permitted by Bermuda law, and to the extent the Company owns sufficient funds, to indemnify and hold harmless KKR Fund, KKR Partners and their respective partners against losses, costs and expenses (other than those caused by their own negligence, wilful default or fraud) in any manner relating to or arising out of the ownership of shares in the Company or out of any litigation to which those entities or their partners are made a party in their capacity as a shareholder in the Company.

21.6 The contracts referred to in paragraphs 21.1, 21.3, 21.4 and 21.5 of this Part 10: Additional Information were entered into at arm's length and on a normal commercial basis.

21.7 Attention is also drawn to the arrangements described in paragraph 3 of this Part 10: Additional Information.

22. CONSENTS

22.1 Deloitte & Touche LLP have given and have not withdrawn their written consent to the inclusion of their report set out in Part 7: Accountants' Report and their report set out in Part 8: Pro Forma Statement of Net Assets, and the references to their reports together with their name in the form and context in which they are respectively included and have authorised the contents of their reports for the purposes of regulation 6(1)(e) of FSMA (Official Listing of Securities) Regulations 2001.

22.2 Goldman Sachs International has given and has not withdrawn its written consent to the inclusion in this document of its name and references thereto in the form and context in which they appear.

22.3 Merrill Lynch International has given and has not withdrawn its written consent to the inclusion in this document of its name and references thereto in the form and context in which they appear.

23. GENERAL

23.1 The consolidated financial statements of Alea Holdings Switzerland for the two years ended 31 December 2001 and of the Company for the year ended 31 December 2002 were reported on by Deloitte & Touche of Klausstrasse 4, Postfach, 8034 Zurich, Switzerland, Chartered Accountants, the auditors of the Company.

23.2 The consolidated financial statements of the Company in respect of the six-month period to 30 June 2003 and the six-month period to 30 June 2002 were reported on by Deloitte & Touche LLP of Stonecutter Court, 1 Stonecutter Street, London EC4A 4TR, Chartered Accounts, the auditors of the Company.

23.3 The Offer Price represents a premium of approximately 249p (based on the noon buying rate of the Federal Reserve Bank of New York on 13 November 2003) over the nominal value of $0.01 per Common Share.

23.4 The Global Offer is being underwritten in full by the Joint Global Co-ordinators and the Underwriters pursuant to the Underwriting Agreement, details of which are set out above in paragraph 19 of Part 10: Additional Information.

23.5 The total costs, charges and expenses payable by the Company in connection with the Global Offer are estimated to be $22.9 million (exclusive of VAT).

24. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents may be inspected at the offices of Clifford Chance Limited Liability Partnership, 10 Upper Bank Street, London, E14 5JJ during usual business hours on any weekday (Saturdays, Sundays and public holidays excepted) for a period of 14 days following the date of this document:

24.1 the Memorandum and Bye-laws of the Company;

24.2 the audited consolidated accounts of Alea Holdings Switzerland and its subsidiary undertakings for the year ended 31 December 2001 and the audited consolidated accounts of the Company and its subsidiary undertakings for the year ended 31 December 2002, the six-month period ended 30 June 2003 and the six-month period ended 30 June 2002;

24.3 the Accountants' Report set out in Part 7: Accountants' Report and their statement of adjustments relating to that report;

24.4 the unaudited consolidated pro forma statement of net assets set out in Part 8: Pro Forma Statement of Net Assets;

24.5 the service agreements and letters of appointment referred to in paragraph 8 of this Part 10: Additional Information;

24.6 the rules of the Share Option Schemes referred to in paragraph 9 of this Part 10: Additional Information;

24.7 the material contracts referred to in paragraph 20 of this Part 10: Additional Information;

24.8 the written consents referred to in paragraph 22 of this Part 10: Additional Information.

Dated: 14 November 2003

1. General

The Company was incorporated as an exempted company under the Bermuda Companies Act, which is the principal statute governing the formation and operation of companies in Bermuda. The rights of the Company's shareholders are governed by Bermuda law, the Company's memorandum of association and Bye-laws.

The authorised share capital of the Company is denominated in US dollars and is divided into Common Shares of par value $0.01 each.

2. Constitutional documents

Every exempted company has a memorandum of association ("memorandum") and bye-laws. The memorandum contains, amongst other things, the objects or business purposes of the company. The bye-laws govern the company's internal organisation, management and administration. They correspond to the articles of association of a UK company. Unlike such articles, however, the bye-laws are a private document, subject neither to governmental review nor to public inspection. Their adoption and amendment is a two-stage process in the sense that the directors may recommend adoption and amendment, however, shareholder confirmation is required (in a general meeting of shareholders) before the adoption and amendment is effective.

3. Management, administration and employees

The affairs of the Company must be conducted in accordance with the Bermuda Companies Act and the Company's Bye-laws.

The Bermuda Companies Act contains no specific restriction on the power of the Directors to resolve to dispose of assets of the Company although it specifically requires that every officer (which includes a director, managing director and secretary) of the Company in exercising his or her powers and discharging his or her duties must do so in the best interests of the Company and exercise the care, diligence and skill which a reasonably prudent person would exercise in comparable circumstances. Furthermore, it requires that every officer complies with the Bermuda Companies Act, regulations passed pursuant thereto and the Company's Bye-laws.

Under Bermuda law, non-Bermudians (other than spouses of Bermudians) may not engage in any gainful occupation in Bermuda without an appropriate governmental work permit. Work permits may be granted or extended by the Bermuda government upon showing that, after proper public advertisement in most cases, no Bermudian (or spouse of a Bermudian) is available who meets the minimum standard requirements for the advertised position. The Bermuda government recently adopted a new policy limiting the duration of work permits to six years with a limited three-year extension, with certain exemptions for key employees. Currently, all five of the Group's Bermuda-based professional employees who require work permits have been granted permits by the Bermuda government. The permits of four of the five employees are three-year permits, expiring in 2005, and the remaining employee's permit expires on 9 April 2004.

4. Modification of rights

The Company's Bye-laws provide that, subject to Bermuda law, the rights attached to any class of shares may be modified by either the consent in writing of the holders of not less than seventy-five per cent of the issued shares of that class or with the sanction of a resolution passed by a majority of not less than three-quarters of such members in a separate general meeting of the holders of those shares.

To every such separate general meeting, the provisions of the Company's Bye-laws relating to general meetings shall apply, but so that the necessary quorum shall be two persons holding or representing by proxy at least one-third in nominal value of the issued shares of the relevant class.

5. Dividends and distributions

A company may not declare or pay a dividend if the directors have reasonable grounds for believing that the company is, or will after the payment be, unable to pay its liabilities as they fall due, or that the realizable value of the company's assets will fall below the aggregate of its liabilities, its issued share capital and share premium accounts. The Bermuda Companies Act enables distributions to be made out of contributed surplus (in broad terms, donated cash or other assets) if the test with respect to the declaration or payment of a dividend is met.

6. Shareholder suits

Class actions and derivative actions are generally not available to shareholders under Bermuda law. The Bermuda courts, however, would ordinarily be expected to permit a shareholder to commence an action in the name of a company to remedy a wrong done to the company where the act complained of is alleged to be beyond the corporate power of the company, is illegal, or would result in the violation of the company's memorandum or bye-laws.

Furthermore, consideration would be given by the Bermuda courts to acts that are alleged to constitute a fraud against the minority shareholders or, for instance, where an act requires the approval of a greater percentage of the company's shareholder than those who actually approved it.

When the affairs of a company are being conducted in a manner oppressive or prejudicial to the interests of some part of the shareholders, one or more shareholders may apply to the Bermuda courts for an order regulating the company's conduct of affairs in the future or ordering the purchase of the shares of any shareholder by other shareholders or by the company.

7. Access to books and records and dissemination of information

Every company must maintain a register of directors and officers at its registered office, stating the name and address of each director and officer of the company. This register is open for inspection by members of the public without charge.

A file for all Bermuda exempted companies is kept at the Registrar of Companies in Bermuda. The following records of the Company are available for public inspection: (i) the memorandum and any amendments thereto, (ii) the certificate of incorporation, (iii) a statement as to the registered address of the Company, (iv) charges registered by the Company and (v) any prospectus (listing particulars) filed with the Registrar of Companies in Bermuda.

Every company must have a registered office in Bermuda, which shall not be a post office box. The register of shareholders, containing the prescribed particulars of the company's shareholders, must be kept at the registered office of the company or (after giving notice to the Registrar) at some other convenient place in Bermuda, for inspection. Provision is made for the keeping of branch registers outside Bermuda by companies (i) whose shares are traded on an "appointed stock exchange" or (ii) whose shares have been offered to the public pursuant to a prospectus filed with the Registrar or (iii) which are subject to the rules or regulations of a competent regulatory authority. Except when the register is permitted to be closed (for up to 30 days in the aggregate in each year), the register must be open for inspection by any shareholder without charge and by any other person on payment of not more than BM$5 for each inspection.

A company is required to maintain proper records of account, which are usually kept at its registered or principal business office. If, however, such records are kept at some place outside Bermuda, there must be kept at an office of the company in Bermuda "such records as will enable the directors or a resident representative to ascertain with reasonable accuracy the financial position of the company at the end of each three month period". Where the company is listed on an appointed stock exchange, the relevant period for such financial information is six months rather than three.

A company is free to select the generally accepted accounting principles and the generally accepted auditing standards of a country other than Bermuda for the preparation and audit of its accounts, but the principles and standards selected must be expressly identified in the financial statements and auditor's report.

The Bermuda Companies Act contemplates that every exempted company will appoint an independent representative of the shareholders as its auditor, and that audited financial statements, prepared in accordance with generally accepted accounting principles, will be placed before the shareholders at each annual general meeting. Such presentation can, however, be deferred for up to 90 days or such longer period as the shareholders may agree upon.

8. Exchange control

Although the Company is incorporated in Bermuda, it is classified as non-resident of Bermuda for exchange control purposes, which means it is free to deal in any currency of its choosing, other than "resident" Bermuda dollars.

The Bermuda Monetary Authority has the responsibility for vetting, on a strictly confidential basis, the proposed beneficial ownership of business enterprises with a foreign ownership component, and any changes in such ownership. Thus, the consent of the Authority must be obtained before any shares or other securities of an exempted company can be issued or transferred. The Bermuda Monetary Authority has issued its permission for the issue and free transferability of the Common Shares, as long as the Common Shares are listed on the London Stock Exchange (or such other appointed stock exchange), to and among persons who are non-residents of Bermuda for exchange control purposes.

The Bermuda Monetary Authority and the Registrar of Companies accept no responsibility for the financial soundness of any proposal or for the correctness of any of the statements or opinions expressed in this document.

9. Takeovers

Bermuda law provides that where an offer is made for shares of a company (there are no form, timing or content requirements prescribed by legislation or voluntary code for such an offer in Bermuda) and, within four months of the offer, the holders of not less than 90% of the shares which are the subject of the offer accept, the offeror may by notice require the non-tendering shareholders to transfer their shares on the terms of the offer. Dissenting shareholders may apply to the court within one month of the notice objecting to the transfer. The burden is on the dissenting shareholders to show that the court should exercise its discretion to enjoin the required transfer, which the court will be unlikely to do unless there is evidence of fraud or bad faith or collusion between the offeror and the holders of the shares who have accepted the offer as a means of unfairly forcing out minority shareholders.

Bermuda law further provides that the holders of not less than 95% of the shares in a company may give notice to the remaining shareholders of the intention to acquire their shares. The purchasers are entitled and bound to acquire the shares on the terms set out in the notice unless a remaining shareholder, within 1 month of receiving the notice, applies to court for an appraisal. Where the court appraises the value of the shares, the purchasers are then entitled to acquire the shares at the price so fixed by the court.

A Bermuda company, its creditor(s), shareholder(s) or liquidator, may also apply to court for a court sanctioned scheme. Upon approval of 75% of the creditors or shareholders, the scheme would be binding on all creditors/ shareholders of the company and could require, inter alia, the sale of all shares in the company.

A statutory amalgamation under Bermuda law may require that shares in an amalgamating company be converted into shares in the amalgamated entity or that the holders of the shares would receive a certain sum of money instead of securities. The amalgamation of a company with another company requires an amalgamation agreement to be approved by a meeting of the holders of shares of each amalgamating company, and in certain circumstances by a meeting of the holders of each class of such shares in each amalgamating company. The amalgamation agreement requires 75% approval and any shareholder that does not vote in favour of the amalgamation may, within one month, apply to the court to appraise the full value of the shares. Within one month following the appraisal, the company may pay the shareholder the appraised value or terminate the amalgamation.

The consolidated financial statements of the Group have been prepared in accordance with UK GAAP, which differ in certain significant respects from US GAAP. The Group has not prepared financial statements in accordance with US GAAP or prepared a reconciliation of its financial statements to US GAAP and, accordingly, cannot offer any assurances that the differences described below would, in fact, be the accounting principles creating the greatest differences between financial statements of the Group prepared under US GAAP and under UK GAAP. In addition, the Group cannot estimate the net effect that applying US GAAP would have on its results of operations or financial position, or any component thereof, in any of the presentations of financial information in this document. However, the effect of such differences may be material, and in particular, it may be that the total shareholders' equity, and net income prepared on the basis of US GAAP would be materially different due to these differences. The following summary may not include all differences that exist between UK GAAP and US GAAP.

The following paragraphs summarise certain significant differences between UK GAAP and US GAAP at 30 June 2003 and not differences that may have existed throughout the period covered by the financial statements or for any date subsequent to 30 June 2003. The organisations that promulgate UK GAAP and US GAAP have projects ongoing that could have a significant impact on future comparisons such as this. This description is not intended to provide a comprehensive listing of all such differences specifically related to the Group or the industries in which it operates. US GAAP is generally more restrictive and comprehensive than UK GAAP regarding recognition and measurement of transactions, account classification and disclosure requirements. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions and events are presented in the financial statements or the notes thereto.

Furthermore, certain US standards, in particular Statement on Financial Accounting (SFAS No. 150), "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" that have been issued but which are not mandatory for any periods presented could result in further significant differences between US GAAP and UK GAAP.

1. Business combinations – determination of cost of acquisition

UK GAAP requires that where the amount of purchase consideration is contingent on one or more future events, the cost of acquisition should include a reasonable estimate of the fair value of amounts expected to be payable in the future.

Under US GAAP contingent purchase consideration is usually only included in the measurement of purchase price, and hence goodwill, when the contingency is resolved and consideration becomes payable.

Under UK GAAP, the fair value of shares issued for consideration in a business combination is generally determined as their market value as at the date of the acquisition.

Under US GAAP, the fair value of publicly traded shares issued for consideration in a business combination is generally determined based on the fair market value for a reasonable period before and after the date the terms of the acquisition are agreed to and announced.

2. Business combinations – determination of fair value

Under UK GAAP, where it is not possible to complete the determination of fair values by the date on which the first post-acquisition financial statements are approved, a provisional assessment of fair values is made and any adjustments required to those provisional fair values, and the corresponding adjustments to purchased goodwill, are incorporated in the financial statements for the first full year following the acquisition.

Under US GAAP, adjustments are likewise permitted subsequent to consummation of the acquisition, but the "allocation period" should usually not exceed one year from the consummation of a business combination.

3. Business combinations – negative goodwill

Under UK GAAP, negative goodwill is included in the balance sheet and is credited to the profit and loss account in the periods in which the acquired non-monetary assets are recovered through depreciation or sale. Negative goodwill in excess of the fair value of the non-monetary assets acquired is credited to the profit and loss account through amortisation over the periods expected to benefit.

Under US GAAP for business combinations initiated after 30 June 2001, where the sum of the amounts assigned to assets acquired and liabilities assumed exceeds the cost of the acquired entity, that excess is allocated as a pro rata

reduction of the amounts that otherwise would have been assigned to all of the acquired assets except (a) financial assets other than investments accounted for by the equity method, (b) assets to be disposed of by sale, (c) deferred tax assets, (d) prepaid assets related to pension or other post retirement benefit plans, and (e) any other current assets. Under US GAAP after 30 June 2001, if any excess remains after reducing to zero the amounts that otherwise would have been assigned to those assets, that remaining excess is recognised as an extraordinary gain. Any unamortised goodwill relating to a business combination which occurred prior to 30 June 2001 was required to be written off and recognised as a change in accounting principle upon adoption of SFAS No. 142, "Goodwill and Other Intangible Assets".

4. Business combinations – amortisation of goodwill

Under UK GAAP, positive purchased goodwill should be capitalised as an asset. If it is regarded as having a limited useful life it should then be amortised over that useful life which is generally presumed not to exceed 20 years. If goodwill is regarded as having an indefinite useful life it should not be amortised. Goodwill that is not amortised or amortised over a useful life exceeding 20 years should be tested for impairment at the end of each reporting period and, where any impairment arises this is recorded in that period.

Under US GAAP, for fiscal years beginning after 31 December 2001 goodwill is no longer amortised but instead must be tested for impairment at least annually or when circumstances indicate impairment may exist.

There are significant differences in the methodology prescribed by UK and US GAAP for carrying out the appropriate impairment tests.

5. Business combinations – recognition of intangible assets other than goodwill

Under UK GAAP an intangible asset that is not amortised or amortised over a useful life exceeding 20 years should be tested for impairment at the end of each reporting period and, where any impairment arises this is recorded in that period.

Under US GAAP, intangible assets in a business combination should be recognised (i) if arises from contractual rights or other legal rights (regardless of whether those rights are transferable or separable from the acquired entity or from other legal rights or obligations) or (ii) it is capable of being separated or divided from the acquired entity and sold, transferred, licensed, rented or otherwise exchanged.

6. Business combinations – recognition of deferred taxes

Under UK GAAP, deferred taxes are normally not recognised at the time of a business combination.

Under US GAAP, deferred taxes are recognised for the differences between the fair values allocated and the tax bases of the assets. Any deferred tax assets, for which a valuation allowance is established at the date of acquisition, are recorded as a decrease in goodwill when they are utilised. These deferred tax assets do not create a tax benefit that is realised through income in future periods.

7. Premium recognition – for insurance and reinsurance

Under UK GAAP, written premiums comprise the total premiums receivable for the whole period of cover provided by the contracts entered into during the accounting period together with adjustments to premiums in respect of business written in prior accounting periods. Estimates of pipeline premiums i.e. premiums written but not reported, are made.

Where premiums are receivable by instalments during the period of risk, any outstanding amount at the balance sheet date to which the insurer is contractually entitled is included as written premium and treated as a debtor.

Where contracts have been entered into which provide for intermediaries to accept business on the insurer's behalf the estimate of pipeline premium relates only to those underlying contracts of insurance where the period of cover has commenced prior to the balance sheet date.

US GAAP has a number of specific pronouncements relating to aspects of revenue recognition in general and in particular industries. The SEC Staff has issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). Under US GAAP revenue is recognized when the following four criteria are all met: (i) persuasive evidence of an arrangement exists, (ii) delivery has occurred or services have been rendered, (iii) the sales price to the buyer is fixed or determinable, and (iv) collectibility is reasonably assured.

Under US GAAP, premiums on insurance business are recognised on a similar basis to that under UK GAAP.

Under US GAAP, written premium for proportional treaty reinsurance is recognised when statements are received from the cedant. Estimates of pipeline premium are not made.

8. Defined benefit pension schemes

Under UK GAAP, there are two methods of accounting by an employer for defined benefit pension arrangements: SSAP 24 "Accounting for pension costs" and FRS 17 "Retirement benefits". The adoption of the recognition and measurement provisions of FRS 17 is not yet mandatory in the United Kingdom and the Company therefore applies the provisions of SSAP 24.

Under SSAP 24, the accounting objective is to recognise the cost of providing pensions on a systematic and rational basis over the period during which the Company benefits from employees' services.

SSAP 24 does not specify a particular actuarial method for attributing the expected cost of pension benefits provided to employees to individual years of service. US GAAP requires the use of the projected unit credit method for final salary schemes.

SSAPS 24 requires that the actuarial assumptions taken as a whole should be compatible and result in the actuary's best estimate of pension cost. US GAAP requires that each individual assumption should be the best estimate regarding that assumption.

Under SSAP 24, actuarial gains and losses are spread over the expected remaining service lives of current employees in the scheme. US GAAP does not require amortization of actuarial gains and losses that are within a specific corridor. Gains and losses in excess of the corridor must as a minimum be amortised over average remaining service lives.

Under US GAAP, a minimum pension liability must be recorded for the amount by which a plan is underfunded (ignoring projected future salary increases).

9. Deferred taxes

Under UK GAAP deferred tax is recognised in respect of timing differences that have originated but not reversed at the balance sheet date, with the following exceptions:

- Where fixed assets have been revalued, provision is made for deferred tax only to the extent that, at the balance sheet date, there is a binding agreement to dispose of the assets concerned. However, no provision is made where, on the basis of all available evidence at the balance sheet date, it is more likely than not that the taxable gain will be rolled over into replacement assets and charged to tax only where the replacement assets are sold;
- Provision is made for deferred tax that would arise on remittance of the retained earnings of overseas subsidiaries only to the extent that, at the balance sheet date, dividends have been accrued as receivables; and

Deferred tax assets are recognised only to the extent that the directors consider that it is more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Under US GAAP, all deferred tax liabilities and assets resulting from temporary differences in financial and tax reporting are recognised together with deferred tax assets relating to tax loss carried forward subject to certain limited exemptions which include unremitted earnings of overseas subsidiaries that are essentially "permanent". Deferred tax assets are reduced by a valuation allowance if it is more likely that some portion or all of the deferred tax assets will not be realised.

Deferred tax should be measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Under US GAAP deferred tax is based on rates that have been enacted.

Under UK GAAP, it is permitted to recognise deferred tax on a discounted basis. However, the Company elected to recognise deferred tax on an undiscounted basis. US GAAP does not permit discounting for deferred tax balances.

10. Derivative instruments

Under UK GAAP insurers are exempt from the disclosure requirements of the financial instruments accounting standard. As the Company does not record any of its derivative financial instruments as hedges, all derivative instruments are reflected in the balance sheet at fair value and all gains on losses on the derivatives are recorded in the profit and loss account.

US GAAP requires that all derivative instruments be recorded in the balance sheet as either an asset or liability measured at fair value. Changes in the fair value are recognised currently in earnings unless specific hedge accounting criteria are met and the derivative is designated as either a fair value hedge, a cash flow hedge, or a foreign currency hedge.

For derivatives designated as fair value hedges, the change in fair value of the derivative and the change in fair value of the hedged item are recorded currently through earnings.

For derivatives designated as cash flow hedges, the change in fair value of the derivative is initially reported as a component of other comprehensive income and subsequently reclassified to income when the forecasted transaction affects income.

For derivatives designated as hedging the foreign currency exposure of a net investment in foreign operations, the change in fair value is recorded in other comprehensive income. The accounting for fair value and cash flow hedges described above, applies also to foreign currency fair value and cash flow hedges.

11. Revaluation of fixed assets

Under UK GAAP, revaluation of fixed assets to fair value is permitted in accordance with specified criteria.

US GAAP does not permit the upward revaluation of fixed assets.

12. Impairment of long lived assets

UK GAAP requires that a review of the possible impairment of long-lived assets be performed when events or changes in circumstances indicate possible impairment. The impairment review comprises a comparison of the carrying amount of the asset with its recoverable amount which is the higher of net realisable value and value in use. The latter is determined using the sum of the expected future discounted cash flows. Cash flows relating to central assets and functions are required to be allocated to the cash flows or other asset groups on a logical and systematic basis. If the carrying amount of the asset exceeds the recoverable amount, an impairment loss exists and a write-down is recognised to record the long-lived asset at its recoverable amount. Impairment losses may be written back in certain circumstances if it is determined subsequently that the asset is not impaired.

Under US GAAP, a review of the possible impairment of long-lived assets held for use is required when events or changes in circumstances indicate possible impairment. The sum of expected future cash flows, undiscounted and without interest charges, related to the fixed asset being measured, is compared to the carrying amount of the respective assets. Estimates of future cash flows used to test the recoverability of a long lived asset group should include only the future cash flows that are directly associated with and are expected to arise as a direct result of the use and eventual disposition of that asset group. If the carrying amount of the asset exceeds this value, an impairment loss exists and a write-down is necessary. The impairment charge is measured as the excess of carrying value over fair value. Fair value is measured using discounted cash flows. Impairment losses cannot be written back.

13. Lease classification

Under UK GAAP, a lease is classified as a finance lease if the risks and rewards of ownership lie with the lessee. There is a rebuttable presumption that if the present value of the minimum lease payments discounted at the interest rate implicit in the lease, is greater than 90% of the fair value of the asset at the inception of the lease, then the risks and rewards of ownership have passed to the lessee.

Under US GAAP, if any one of the following four criteria applies to a lease agreement, then the lease must be classified as capital by the lessee.

(1) The lease transfers ownership of the leased assets to the lessee at the end of the lease term.

(2) The lease contains a bargain purchase option.

(3) The lease term is greater than or equal to 75% of the economic useful life of the leased asset.

(4) The present value of the minimum lease payments is greater than or equal to 90% of the fair value of the leased asset.

14. Employee stock compensation

Under UK GAAP, the estimated cost of employee share awards is charged to the profit and loss account over the relevant performance period. The estimated cost of awards is the market value of shares awarded or the intrinsic value

of the awards (being the difference between the exercise price of the award and the market price at the date of grant) adjusted to reflect any applicable performance conditions.

Under US GAAP, companies may elect to follow the accounting prescribed by either Accounting Principles Board Opinion 25, "Accounting for Stock Issued to Employees," (APB 25) or SFAS No 123, "Accounting for Stock-Based Compensation" (SFAS 123).

Under US GAAP, compensation is recorded for the cost of providing the warrants and options to the employee over the relevant service period. The costs can be determined based on either the intrinsic value method (APB 25) or the fair value method (SFAS 123). Under the intrinsic value method, the compensation cost is the difference between the market price of the stock at the measurement date and the price to be contributed by the employee (exercise price). Under the intrinsic method, the measurement date is the first date on which the employee knows the number of shares that such employee is entitled to receive and the exercise price. The measurement date is often the grant date; however, it may be later than the grant date in plans with variable terms that depend on events which occur after the grant date These terms may be variable by design, may become variable due to their modification after the date of grant, or may be considered variable due to their relationship to other stock option features. In such cases, compensation is measured at the end of each reporting period until the measurement date or, in some cases, until the stock option's exercise, forfeiture, or expiry.

Under the fair value method, the cost associated with warrants and options is based in the fair value at the date of grant. Cost is estimated using an option-pricing model. If an entity chooses to follow the intrinsic value method, it must make pro-forma disclosures of net income and earnings per share as if the fair value method had been applied.

Under UK GAAP, warrants and options granted to non employees are treated in the same manner as those granted employees.

Under US GAAP, warrants and options granted to non employees for services performed are accounted for at fair value. The fair value is measured at the earlier of the completion of the services or the date when the Company receives a commitment of performance.

15. Restructuring costs

Under UK GAAP, a provision is required to be recognised when an entity has a present obligation as a result of a past event, it is probable that a transfer of economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

SFAS No. 146 "Accounting for Costs Associated with Exit or Disposal Activities" (SFAS 146) is effective for exit or disposal activities initiated after 31 December 2002. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. It also concludes that an entity's commitment to a plan, by itself, does not create a present obligation to others that meets the definition of a liability. Under SFAS 146, fair value is the objective for initial measurement of the liability. In respect to other exit costs, liabilities are simply recognised when they are incurred, which is normally when the goods or services associated with the activity are received.

16. Investments in securities

Under UK GAAP, investments are stated at market value.

All investment gains and losses, both realised and unrealised, are recognised in the non technical account. An allocation to the technical account is permitted. As realised gains or losses represent the difference between the sales proceeds and the purchase price, unrealised gains and losses include the reversal of previously recognised unrealised gains and losses on investments disposed of in the current period.

Under US GAAP, accounting for investments in equity securities that have readily determinable fair values and for all debt securities is based on the particular security classification.

Debt securities that the entity has the positive intention and ability to hold to maturity are classified as "held to maturity" and reported at amortised cost. The requirements for use of this category are very restrictive.

Debt and equity securities that are held for current resale are classified as "trading securities" and reported at fair value, with unrealized gains and losses included in earnings.

All other debt and equity securities are classified as "available for sale" and reported at fair value, with unrealized gains and losses reported as other comprehensive income.

For securities classified as either "held to maturity" or "available for sale" other than temporary declines in fair value require that the cost of the security be written down to the fair value and the adjustment be recorded through earnings.

17. Dividends

Under UK GAAP dividends are recognised when proposed.

Under US GAAP dividends are charged to shareholders' equity when declared.

18. Cash flows

There are differences in the categorisation of cash flows between UK and US GAAP.

Under UK GAAP the cash flow statement is based on changes in cash, which represents cash in hand and deposits repayable on demand less overdrafts repayable on demand.

Under US GAAP, the cash flow statement is based on changes in and cash equivalents, which are short-term investments with an original maturity of less than ninety days. Changes in overdrafts are excluded as these represent financing cash flows.

19. Discounting of technical provisions

Under UK GAAP, technical provisions may be discounted when the expected average interval between the date for the settlement of claims being discounted and the accounting date is at least four years. Discounting can only be used if a reliable model of the rate of claims settlement can be constructed. The discount rate should not exceed a rate expected to be earned by assets of the insurer which are appropriate in magnitude and nature to cover the provisions for claims being discounted during the period necessary for the payment of such claims and should not exceed either:

- a rate justified by the performance of such assets over the preceding five years; or
- a rate justified by the performance of such assets during the year preceding the balance sheet date.

Under US GAAP, loss reserve discounting is permitted only if the payment pattern and ultimate cost are fixed and determinable on an individual claim basis, and the discount rate used is reasonable based on the facts and circumstances applicable at the time the claims are settled.

20. Deferred acquisition costs and unexpired risks provision

Under UK GAAP acquisition costs are the costs arising from the conclusion of insurance contracts including direct costs and certain indirect costs. The costs of acquiring both new and renewal property casualty insurance business are deferred and amortized over the period in which the related premiums are earned. Deferrable costs may include an allocation of overhead. If the expected value of claims and expenses attributable to the unexpired periods of policies in force at the balance sheet date exceeds the unearned premiums in relation to such policies after deduction of any deferred acquisition costs, an unexpired risks provision is established. In calculating the expected value of future claims in relation to the unexpired periods risk on policies in force at the balance sheet date, the future investment return arising on the investments supporting the unearned premium may be taken into account. The potential requirement for an unexpired risks provision should be assessed on the basis of information available as at the balance sheet date. Claims events occurring after the balance sheet date in relation to the unexpired period of policies in force at that time should not therefore be taken into account in assessing the need for an unexpired risks provision if they were not capable of prediction at the balance sheet date.

UK GAAP does not allow deferred acquisition costs to be written off in whole or in part to the profit and loss account as being irrecoverable for the purpose of reducing or eliminating the need for an unexpired risks provision.

Under US GAAP only costs that vary with and are primarily related to the acquisition of new and renewal contracts may be deferred and amortized over the period in which the related premiums are earned. If the sum of claim costs and claim adjustment expenses expected dividends to policyholders, unamortised acquisition costs, and maintenance costs exceeds related unearned premium a premium deficiency is recognized. A premium deficiency is first recognized by charging any unamortised acquisition costs to expense to the extent required to eliminate the deficiency. If the premium deficiency is greater than the unamortised acquisition costs, a liability is accrued for the difference.

21. Reinsurance

Under UK GAAP, reinsurance contracts are evaluated to determine whether or not a significant transfer of insurance risk has taken place. Insurance risk transferred under a reinsurance contract may comprise either or both of underwriting or timing risk. In considering whether or not a significant transfer of insurance risk has taken place under a reinsurance contract, it must be determined if it is reasonably possible that the reinsurer may realize a significant loss from the contract, and secondly whether there is a reasonable possibility of a significant range of outcomes under the contract. Insurance risk will not exist with respect to reinsurance contracts where the reinsurer effectively receives no more than a lender's rate of return under all reasonably possible scenarios. The assessment as to whether insurance risk is transferred is made prospectively, at the time the contract is entered into, and reinsurance contracts not transferring significant insurance risk are accounted for as deposits.

Under US GAAP, reinsurance contracts must also be evaluated to determine if those contracts indemnify the ceding enterprise against loss or liability and therefore meet the conditions for reinsurance accounting. Indemnification of the ceding enterprise against loss or liability relating to insurance risk in reinsurance of short-duration contracts requires that the reinsurer assumes significant insurance risk under the reinsured portions of the underlying insurance contracts and it is reasonably possible that the reinsurer may realize a significant loss from the transaction. A reinsurer shall not be considered to have assumed significant insurance risk under the reinsured contracts if the probability of a significant variation in either the amount or timing of payments by the reinsurer is remote. Contractual provisions that delay timely reimbursement to the ceding enterprise would prevent this condition from being met.

Short duration reinsurance contracts that transfer significant insurance risk are classified as either prospective reinsurance or retroactive reinsurance. Prospective reinsurance is reinsurance in which an assuming enterprise agrees to reimburse a ceding enterprise for losses that may be incurred as a result of future insurable events covered under contracts subject to the reinsurance. Retroactive reinsurance is reinsurance in which an assuming enterprise agrees to reimburse a ceding enterprise for liabilities as a result of past insurance events covered under contracts subject to the reinsurance. If ceded liabilities exceed the amount paid for retroactive reinsurance, the gain is deferred and amortized over the estimated period over which the ceding enterprise expects to recover the amounts due from the reinsurer.

Reinsurance contracts not meeting the conditions for reinsurance accounting are accounted for as deposits.

22. Equalisation reserves

Equalisation reserves are required to be established by UK insurance companies in accordance with the Interim Prudential Sourcebook for Insurers in the UK (prior to 1 December 2001, UK legislation). They are required by UK GAAP to be included within technical provisions although the amounts provided are not liabilities because they are in addition to the provisions required to meet the anticipated ultimate cost of settlement of outstanding claims at the balance sheet date.

Under US GAAP equalisation reserves are not recognised as technical provisions.

23. Statement of total recognised gains and losses

Under UK GAAP a primary statement known as "the statement of total gains and recognised losses" (or STRGL) is required to include all gains and losses recognised, not necessarily realised, in the period. Any unrealised gains or losses recognised in the STRGL in one period are not recognised in the profit and loss account when subsequently realised.

Under US GAAP SFAS 130 requires the presentation of comprehensive income – similar to the statement of non-owner movements in equity.

24. Format of financial statements

Schedule 9A of the UK Companies Act 1985 prescribes formats for the technical account and non-technical account that comprise the profit and loss account for an insurer under UK GAAP. Schedule 9A also prescribes the balance sheet format under UK GAAP.

Under US GAAP financial statement format requirements are generally not formalised, except for companies registered on SEC.

Information on International Financial Reporting Standards

General

The consolidated financial statements of EU companies with securities listed on a regulated market in any EU member state will be required to be prepared in accordance with International Financial Reporting Standards ("IFRS"), issued by

the International Accounting Standards Board ("IASB") and adopted by the EU, for accounting periods commencing on or after 1 January 2005.

As the Company is registered in Bermuda it has under the present rules of the UK Listing Authority, the choice of preparing its financial statements in accordance with UK GAAP, US GAAP or IFRS. The UK Listing Authority is consulting on proposed changes to its rules which would require overseas companies with a primary listing on the UK Stock Exchange to prepare their consolidated financial statements in accordance with either US GAAP or IFRS.

Significant development of IFRS is expected between now and 2005 and consequently there is uncertainty as to the IFRS requirements that will apply in 2005.

The IASB has been developing a comprehensive financial reporting standard for insurance contracts. The development of this IFRS for insurance has been split into two phases.

Phase I of the project provides a specific definition of an insurance contract, temporary dispensations from certain standards, and guidance on implementing current standards not covered by the dispensations. Phase I is designed to enable insurance companies to report under IFRS by 2005. This phase is addressed in the current Exposure Draft, ED5, and is expected to result in a new standard in 2004. ED5 has a "sunset clause" that will cause the interim standard to expire and be replaced by the Phase II standard for periods beginning from 1 January 2007.

Phase II, for which an exposure draft is expected in 2004, will produce the comprehensive standard on the recognition and measurement for insurance contracts based on fair values. The current timetable calls for the fair values of insurance liabilities and assets to be disclosed for year-ends from 31 December 2006 with implementation of the final standard for periods beginning from 1 January 2007.

The ED5 proposals for insurance contracts

ED5 is only an exposure draft and its proposals may be revised following consultation. The consultation period closed on 31 October 2003 and an International Financial Reporting Standard is not expected until the spring of 2004. The main proposals are explained below.

ED5 includes a definition of an insurance contract to determine whether contracts are to be accounted for under the ED5 proposals or other IFRSs. The definition of an insurance contract is based on the transfer of significant insurance risk. ED5 defines significant insurance risk as follows:

> *"Insurance risk is significant if, and only if it is plausible that an insured event will cause a significant adverse change in the present value of the insurer's net cashflows arising from that contract...This condition is met even if the insured event is extremely unlikely or if the present value of contingent cashflows is a small proportion of the expected (i.e. probability weighted) present value of all the contractual cashflows."*

Under this definition contracts accounted for as general insurance under UK GAAP are likely to continue to be accounted for as general insurance under IFRS. However, ED5 introduces the requirement to "unbundle" separable deposit components from insurance contracts and to separate and measure at fair value "embedded" derivatives.

Under ED5 equalisation and catastrophe provisions will no longer be recognised.

Loss recognition tests are currently carried out on the basis of information available as at the year-end and do not therefore take account of post year-end loss development. ED5 requires loss recognition tests to take account of all information available when the financial statements are prepared including loss development after the year-end.

ED5 proposes that an insurer may not revise its accounting policies to eliminate the discounting of technical provisions. UK insurance GAAP sets out various criteria for the establishment of technical provisions including the requirement for an average four year claims settlement period at the balance sheet date for the claims provisions to be discounted. Should the UK GAAP criteria for continuing the discounting of certain technical provisions not be met during the Phase I period there would be a conflict between UK GAAP and IFRS. Only if it were considered that not to discount would cause the financial statements not to present a true and fair view would the IFRS requirement override UK GAAP.

ED5 recognises that some insurance and reinsurance contracts contain a deposit component and an insurance component. In such cases, if the cashflows from the insurance component do not affect the cashflows from the deposit component, an insurer shall treat the insurance component as an insurance contract and treat the deposit component as a financial asset or liability. This is known as "unbundling". Guidance within ED5 requires unbundling of the deposit element of an insurance or reinsurance contract where there are material assets and liabilities that would otherwise not be recorded, even though the deposit element of an insurance or reinsurance contract is implicit within the overall terms of the contract, rather than separate. This contrasts with UK GAAP, where unbundling is only required if the cashflows from the deposit and insurance components are clearly distinct and separate.

The concept of embedded derivatives was introduced by IAS 39. ED5 requires that if an embedded financial derivative within an insurance contract does not itself meet the definition of insurance it must be separated and measured at fair value—with changes in fair value recognised in the profit and loss account.

ED5 proposes revisions to the basis of accounting for reinsurance contracts. In particular for certain reinsurance contracts that under UK GAAP may have generated profits at inception, ED5 requires that profit to be recognised on a systematic and rational basis over the period of the underlying risk exposure.

ED5 proposes extensive disclosure requirements for insurance business. Fair values of insurance contracts must be disclosed from 31 December 2006 (without comparatives). For year-ends from 31 December 2005, extensive claims development information is required, together with narrative disclosures on:

- insurance risk management policy, sensitivity, key variables, and risk concentrations;
- terms and conditions of insurance contracts with the most material impact on future cash flows; and
- information about interest risk, credit risk and in some cases also market risk exposures.

Under the first time adoption requirements set out in IFRS1 "First-time Adoption of International Financial Reporting Standards' the first-time adjustments arising on adoption of IFRS will be shown as an adjustment to opening reserves at 1 January 2004. Until the IASB finalises its performance reporting standard (not expected to be effective before 2006) UK insurers are expected to continue to present their profit and loss account in a similar format to that currently followed under UK GAAP.

The adoption of IFRS is likely to have a material impact on the presentation of the Group's financial position and reported results, although it is not possible to quantify the impact at this time.

PART 13: DEFINITIONS AND GLOSSARY

The following definitions apply throughout this document unless the context requires otherwise:

DEFINITIONS

"10% US Shareholders"	a US Person who owns (directly, indirectly through foreign entities or constructively) at least 10% of the total combined voting power of all classes of stock entitled to vote of a non-US corporation
"Act"	UK Companies Act 1985 (as amended)
"Admission"	Admission to Listing and Admission to Trading and a reference to Admission becoming "effective" is to be construed in accordance with the Listing Rules or the Standards (as applicable)
"Admission to Listing"	the admission to listing on the Official List of the Common Shares, issued and to be issued
"Admission to Trading"	the admission to trading on the London Stock Exchange's market for listed securities of the Common Shares, issued and to be issued
"Alea Financial UK"	Alea Financial UK Limited, a risk intermediary
"Alea Global Risk"	Alea Global Risk Limited, an insurance and reinsurance carrier
"Alea Guernsey"	Alea Holdings Guernsey Limited, a special purpose entity
"Alea Holdings Switzerland"	Alea Group Holdings AG, an intermediate holding company
"Alea Holdings US"	Alea Holdings US Company, an intermediate holding company
"Alea Jersey"	Alea Jersey Limited, an insurance and reinsurance carrier
"Alea North America Insurance"	Alea North America Insurance Company, a reinsurance and insurance carrier (formerly Seven Hills Insurance Company)
"Alea Specialty"	Alea North America Specialty Insurance Company, a reinsurance and insurance carrier
"Alea UK Subsidiaries"	Alea London Limited, Alea Financial UK, Alea Holdings UK Limited, Alea Services UK Limited, and Alea Technology Limited
"Benfield"	Benfield Group Limited
"Bermuda Companies Act"	Bermuda Companies Act 1981, as amended
"Bermuda Monetary Authority"	a body corporate responsible in Bermuda for, inter alia, the supervision, regulation and inspection of all financial institutions operating in or from within Bermuda
"Bye-Laws"	the bye-laws of the Company adopted conditionally upon Admission in substitution for and to the exclusion of the existing bye-laws
"CFC"	a controlled foreign corporation within the meaning of the Code and rules and regulations thereunder
"Code"	the US Internal Revenue Code of 1986, as amended
"Combined Code"	the combined code on corporate governance dated July 2003, applying for reporting years beginning on or after 1 November 2003
"Common Shares"	common shares of $0.01 each in the capital of the Company

"Company" or "Alea Holdings Bermuda"	Alea Group Holdings (Bermuda) Ltd., the parent company of the Group
"Credit Agreement"	the agreement described in paragraph 20 of Part 10: Additional Information
"CREST"	the relevant system in the United Kingdom (as defined in the Uncertificated Securities Regulations 2001) for paperless settlement of trades in listed securities, of which CRESTCo Limited is the operator
"D&O"	directors' and officers' liability insurance
"Depositary" or "Capita IRG Trustees"	Capita IRG Trustees Limited
"Depositary Interests" or "DIs"	the dematerialised depositary interests in respect of the Common Shares issued or to be issued by the Depositary
"Depositary Interests Registrar"	Capita IRG Plc
"Directors" or "Board"	the directors of the Company
"Equus Re"	the "Equus Re" division of Lumbermens, being the subject of the Reinsurance Agreement between Alea (Bermuda) Ltd. and Lumbermens summarised in paragraph 20 of Part 10: Additional Information
"Exchange Act"	the US Securities Exchange Act of 1934
"Executive Directors"	the executive directors of the Company
"Fisher Capital"	Fisher Capital Corp. L.L.C
"Foreign Insurance Subsidiaries"	Alea (Bermuda) Ltd., Alea Europe Ltd., Alea Jersey, Alea Global Risk, and Alea London Limited
"FPHC"	foreign personal holding company within the meaning of the Code and rules and regulations thereunder
"FSMA"	UK Financial Services and Markets Act 2000, as amended
"GAAP"	generally accepted accounting principles
"Global Offer" or "Offer"	the bookbuilt offer of Common Shares to institutional investors described in Part 3: Global Offer
"Group"	the Company and its subsidiaries and subsidiary undertakings, from time to time
"IFRS"	International Financial Reporting Standards
"Imperial"	The Imperial Fire and Marine Re-Insurance Company Limited, which was acquired by the Group in 2000 and is now named Alea London Limited
"Insurance Act"	Bermudan Insurance Act of 1978, as amended
"Insurance Operating Subsidiaries"	Alea (Bermuda) Ltd., Alea Europe Ltd., Alea Jersey, Alea Global Risk, Alea London Limited, Alea North America Insurance and Alea Specialty
"Inter-Ocean Adverse Development Cover"	the adverse loss development cover purchased by the Group described in paragraph 11.7.1 of Part 1: Information on the Group and paragraph 20 of Part 10: Additional Information

"Inter-Ocean Aggregate Excess of Loss Cover"	the aggregate excess of loss cover purchased by the Group described in paragraph 11.7.1 of Part 1: Information on the Group and paragraph 20 of Part 10: Additional Information
"IO Contract"	the Adverse Loss Development and Excess of Loss Reinsurance Agreement between Alea (Bermuda) Ltd. and Inter-Ocean Reinsurance Company Ltd. summarised in paragraph 20 of Part 10: Additional Information
"IRM International"	IRM International Reinsurance Management Ltd.
"IRS"	US Internal Revenue Service
"Joint Global Co-ordinators"	Goldman Sachs International and Merrill Lynch International
"KKR Fund"	KKR 1996 Fund (Overseas), Limited Partnership
"KKR Partners"	KKR Partners (International), Limited Partnership
"Kohlberg Kravis Roberts" or "KKR"	Kohlberg Kravis Roberts & Co. L.P.
"Listing Rules"	the rules and regulations made by the UKLA under Part VI of FSMA
"London Stock Exchange"	London Stock Exchange plc
"Lumbermens"	Lumbermens Mutual Casualty Company
"Minister of Finance"	the Bermudan Minister of Finance
"NAIC"	National Association of Insurance Commissioners
"Non-Executive Directors"	the Directors other than the Executive Directors
"Offer Price"	the price at which each Common Share is to be issued under the Global Offer
"Official List"	the Official List of the UKLA
"OPL Adverse Development Cover"	the Adverse Loss Development Reinsurance Agreement between Alea London Limited and Overseas Partners described in paragraph 11.7.1 of Part 1: Information on the Group and paragarph 20 of Part 10: Additional Information
"Over-Allotment Option"	the option granted by the Company pursuant to which Goldman Sachs International and Merrill Lynch International may require the Company to issue additional Common Shares at the Offer Price
"Overseas Partners"	Overseas Partners Re Ltd
"PFIC"	a passive foreign investment company within the meaning of the Code and rules and regulations thereunder
"PHC"	a personal holding company within the meaning of the Code and rules and regulations thereunder
"Preferred Shares"	the preferred shares issued by subsidiaries of the Company as described in paragraph 15 of Part 10: Additional Information
"Qualified Institutional Buyer" or "QIB"	has the meaning given in Rule 144A under the Securities Act
"Receiving Agent"	Capita IRG Plc
"Registrar"	Mellon Investor Services LLC

"Regulation S"	Regulation S under the Securities Act
"Revolving Credit Facility"	the facility described in paragraph 20 of Part 10: Additional Information
"RPII"	related person insurance income within the meaning of the Code and rules and regulations thereunder
"Rule 144A"	Rule 144A under the Securities Act
"Securities Act"	the US Securities Act of 1933
"Standards"	the "Admission and Disclosure Standards" of the London Stock Exchange
"Terrorism Act"	the US Terrorism Risk Insurance Act of 2002
"UK" or "United Kingdom"	the United Kingdom of Great Britain and Northern Ireland
"UK GAAP"	generally accepted accounting principles as used in the United Kingdom
"UKLA"	the Financial Services Authority acting in its capacity as the competent authority for the purposes of Part VI of FSMA
"Underwriters"	Goldman Sachs International, Merrill Lynch International, ABN AMRO Bank N.V. and NM Rothschild & Sons Limited (each acting through ABN AMRO Rothschild, an unincorporated equity capital markets joint venture), Banc of America Securities Limited and Credit Suisse First Boston (Europe) Limited
"Underwriting Agreement"	the underwriting agreement described in paragraph 19 of Part 10: Additional Information
"US GAAP"	generally accepted accounting principles as used in the United States
"US or United States"	United States of America, its territories and possessions, any State of the United States and the District of Columbia
"US Person"	has the meaning given in paragraph 13 of Part 10: Additional Information
"Willis Group Holdings"	Willis Group Holdings Limited

In this document, words denoting any gender include all genders (unless the context otherwise requires).

"Acquisition Costs"	the aggregate of costs in obtaining new business, including commissions and the portion of administrative, general and other expenses attributable to underwriting operations
"Attachment Point"	the amount of loss (per occurrence or in the aggregate, as the case may be) above which excess of loss reinsurance becomes operative
"Broker"	one who negotiates contracts of insurance or reinsurance, receiving a commission for placement and other services rendered, between (1) a policy holder and a primary insurer, on behalf of the insured party, (2) a primary insurer and reinsurer, on behalf of the primary insurer, or (3) a reinsurer and a retrocessionaire, on behalf of the reinsurer
"Captive"; "rent-a-captive"	a captive is a separate legal entity that is formed by a business or a group of affiliated businesses for the purpose of accepting insurance or reinsurance risks in which they have an insurable interest. The insured(s) have direct involvement and influence over the entity's major operations, including underwriting, claims, management policy and investments. A "rent-a-captive" is a captive facility that rents its capital, surplus, and licence to the policyholder and usually provides administrative services, reinsurance and/or an admitted company. A rent-a-captive can be structured as a protected cell, which is the legal segregation of the accounts of each program from the liabilities of every other program and those of the rent-a-captive itself
"Casualty Insurance or Reinsurance"	insurance that is primarily concerned with the losses caused by injuries to third persons (in other words, persons other than the policyholder) and the legal liability imposed on the insured resulting therefrom and reinsurance of such losses
"Cede"; "Cedent"; "Ceding Company"	when a party reinsures its liability with another, it "cedes" business and is referred to as the "cedent" or "ceding company", an alternative for reinsured
"Ceding Commission"	a fee based upon the ceding company's cost of acquiring the business being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) which also may include a profit factor
"Claim Adjustment Expenses"	the expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs
"Combined Ratio"	a combination of the underwriting expense ratio and the loss and loss adjustment expense ratio, determined in accordance with either SAP or the applicable GAAP in the relevant jurisdiction. The "underwriting expense ratio" measures the ratio of underwriting expense to net premiums written, if determined in accordance with SAP, or the ratio of underwriting expenses (adjusted by deferred policy acquisition costs) to earned premium if in accordance with the applicable GAAP in the relevant jurisdiction. The "loss and loss adjustment expense ratio" measures the ratio of losses and loss adjustment expenses to earned premiums determined in accordance with either SAP or the applicable GAAP in the relevant jurisdiction. A combined ratio below 100% generally indicates profitable underwriting prior to the consideration of investment income. A combined ratio over 100% generally indicates unprofitable underwriting prior to the consideration of investment income
"Excess of Loss Reinsurance"	a generic term describing reinsurance that indemnifies the reinsured against all or a specified portion of losses on underlying insurance policies in excess of a specified amount, which is called a "level" or "retention." It is

a form of non-proportional reinsurance. Excess of loss reinsurance is written in layers. A reinsurer or group of reinsurers accepts a band of coverage up to a specified amount. The total coverage purchased by the cedent is referred to as a "program" and will typically be placed with predetermined reinsurers in pre-negotiated layers. Any liability exceeding the outer limit of the program reverts to the ceding company, which also bears the credit risk of a reinsurer's insolvency

"Excess and Surplus Lines"	in the context of proportional reinsurance (namely, where a ceding company and reinsurer share the risk in agreed proportions), a line is the amount of risk an insurer retains for its net account and the capacity of a surplus treaty is a multiple of the retention. For example, if a cedent company's protection is £10,000, a ten-line surplus (or excess) treaty creates a reinsurance capacity of £100,000 and the "surplus" or "excess" lines are the amount ceded by way of reinsurance after the ceding company has decided on its retention
"Facultative reinsurance"	the reinsurance of part or all of the insurance of an individual risk covered by a single policy on negotiated terms and conditions
"Finite Risk"	insurance and reinsurance policies under which the aggregate risk to the insurer or reinsurer is capped at a finite limit. Typically, such policies have maturities of several years and provide for sharing profits arising from the policy with the client at the policy maturity. The policy limit-to-premium ratio is frequently lower than with traditional insurance and reinsurance agreements
"Gross Premiums Written" or "GPW"	total premiums for insurance written and assumed reinsurance during a given period
"Incurred But Not Reported" or "IBNR"	reserves for estimated losses that have been incurred by insureds and reinsureds but not yet reported to the insurer or reinsurer including unknown future developments on losses which are known to the insurer or reinsurer
"Layer"	the interval between the retention or attachment point and the maximum limit of indemnity for which a reinsurer is responsible
"Loss"	an insured event that is the basis for submission or payment of a benefit under an insurance policy. Losses may be covered, limited or excluded from coverage, depending on the terms of the policy
"Loss Adjustment Expenses" or "LAE"	the expenses of settling claims, including legal and other fees and the portion of general expenses allocated to claim settlement costs (also known as claim adjustment expenses)
"Loss Reserves"	an amount set aside to provide for outstanding claims both reported and not reported. Reserves are established for losses and for loss expenses
"Managing General Agents"	companies managing and underwriting business on behalf of an insurer and acts as a general representative of an insurer, often in foreign territory
"Net Premiums Earned"	the portion of net premiums written during or prior to a given period that was actually recognised as income during such period
"Net Premiums Written"	gross premiums written for a given period less premiums ceded to reinsurers and retrocessionaires during such period
"Pools"	a joint underwriting operation of insurance or reinsurance in which the participants assume a predetermined and fixed interest in the premiums and losses of all business written. Self-insured pools are able to provide a primary insurance program to their individual pool members within their

respective States. Pools, in addition to lowering coverage costs, give participants the framework to tailor their own services, including claims and litigation management, information management systems and loss prevention. Pools generally design their own coverage documents, and membership requirements based on in risk management guidelines which are designed to ensure that individual losses and the cost of coverage for all members' remains low

"Proportional Reinsurance" a generic term describing all forms of reinsurance in which the reinsurer shares a proportional part of the original premiums and losses of the reinsured. (Also known as proportional reinsurance, or participating reinsurance.) Quota share reinsurance is a form of proportional reinsurance. In pro rata reinsurance the reinsurer generally pays the ceding company a ceding commission. The ceding commission generally is based on the ceding company's acquisition cost being reinsured (including commissions, premium taxes, assessments and miscellaneous administrative expense) and also may include a profit factor

"Reinstatement Premiums" the premiums charged for restoration of the reinsurance limit of a contract to its full amount after payment by the reinsurer of losses as a result of an occurrence

"Reinsurance" an arrangement in which an insurance company, the reinsurer, agrees to indemnify another insurance or reinsurance company, the ceding company, against all or a portion of the insurance or reinsurance risks underwritten by the ceding company under one or more policies. Reinsurance can provide a ceding company with several benefits, including a reduction in net liability on individual risks and catastrophe protection from large or multiple losses. Reinsurance also provides a ceding company with additional underwriting capacity by permitting it to accept larger risks and write more business than would be possible without a concomitant increase in capital and surplus, and facilitates the maintenance of acceptable financial ratios by the ceding company. Reinsurance does not legally discharge the primary insurer from its liability with respect to its obligations to the insured

"Reserves" provision made in the accounts of insurers and reinsurers to reflect the estimated cost of claims payments and the related expenses that the insurer or reinsurer will ultimately be required to pay in respect of insurance or reinsurance it has written. Reserves are established for losses and for claim adjustment expenses

"Retention" the amount or portion of risk that an insurer retains for its own account. Losses in excess of the retention level up to the outer limit of the program, if any, are paid by the reinsurer. In proportional treaties, the retention may be a percentage of the original policy's limit. In excess of loss business, the retention is a figure amount, a loss ratio or a percentage

"Retrocessional Reinsurance"; "Retrocessionaire" a transaction whereby a reinsurer cedes to another reinsurer, the retrocessionaire, all or part of the reinsurance that the first reinsurer has assumed. Retrocessional reinsurance does not legally discharge the ceding reinsurer from its liability with respect to its obligations to the reinsured. Reinsurance companies cede risks to retrocessionaires for reasons similar to those that cause primary insurers to purchase reinsurance; to reduce net liability on individual risks, to protect against catastrophic losses, to stabilise financial ratios and to obtain additional underwriting capacity

"Risk Retention Group" a risk retention group is a corporation or other limited liability association, functioning as a Captive and organised for the primary purpose of assuming and spreading the liability risk exposure(s) of its group members (member-owners). Members of a risk retention group must be engaged in

businesses or activities which are similar or related in regards to the liability exposures created by virtue of common business or trade practices, products, services, premises or operations. In addition, an individual or firm that meets these criteria cannot be excluded from the group if the intent of the exclusion is to provide the group with a competitive advantage

"Statutory Accounting Principles" or "SAP" — recording transactions and preparing financial statements in accordance with the rules and procedures prescribed or permitted by the relevant insurance regulatory authorities, including the NAIC, which in general reflect a liquidating, rather than going concern, concept of accounting

"Submission" — an unprocessed application for (i) insurance coverage forwarded to a primary insurer by a prospective policyholder or by a broker on behalf of such prospective policyholder, (ii) reinsurance coverage forwarded to a reinsurer by a prospective ceding insurer or by a broker or intermediary on behalf of such prospective ceding insurer or (iii) retrocessional coverage forwarded to a retrocessionaire by a prospective ceding reinsurer or by a broker or intermediary on behalf of such prospective ceding reinsurer

"Tail" — the period of time that elapses between the incurrence and settlement of losses under a policy. A "short-tail" insurance product is one where ultimate losses are known and settled comparatively quickly; ultimate losses under "long-tail" insurance products are sometimes not known and not settled for many years

"Treaty Reinsurance" — the reinsurance of a specified type or category of risks defined in a reinsurance agreement between a primary insurer or other reinsured and a reinsurer. Typically, in treaty reinsurance, the primary insurer or reinsured is obligated to offer, and the reinsurer is obligated to accept, a specified portion of all of that type or category of risks originally written by the primary insurer or reinsured

"Underwriting" — the insurer's or reinsurer's process of reviewing applications submitted for insurance coverage, deciding whether to accept all or part of the coverage requested and determining the applicable premiums

"Underwriting Capacity" — the maximum amount that an insurance company can underwrite. The limit is generally determined by the company's retained earnings and investment capital. Reinsurance serves to increase a company's underwriting capacity by reducing its exposure from particular risks

"Underwriting Expense" — the aggregate of policy acquisition costs, including commissions, and the portion of administrative, general and other expenses attributable to underwriting operations

"Underwriting Results" — the pre-tax profit or loss experienced by an insurance or reinsurance company after deducting incurred losses and loss expenses and operating expenses from premiums earned. This profit and loss calculation includes reinsurance assumed and ceded but excludes investment income

"Working Layer" — that part of a reinsurance program or structure existing immediately above the insured's retention. It is therefore more exposed to frequency of claim rather than severity and has much greater statistical claims information, enabling more detailed analysis

THIS DEED POLL is made on 13 November 2003

BY CAPITA IRG TRUSTEES LIMITED an English company, number 2729260, whose registered office is at The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU (the "Depositary"), which expression shall, unless the context otherwise requires, include any successor depositary appointed in accordance with clause 13.2 of this Deed, in favour of the holders of Alea Depositary Interests as hereinafter defined.

WHEREAS:

(A) Alea Group Holdings (Bermuda) Ltd. ("Alea") is a company incorporated in Bermuda whose central management and control is not exercised in the United Kingdom and whose securities are not registered in a register kept in the United Kingdom by or on behalf of Alea.

(B) Alea Securities are to be admitted to the Official List and to trading on the London Stock Exchange plc's market for listed securities.

(C) The Regulations and the CREST Manual do not provide for the direct holding and settlement of foreign securities such as Alea Securities by participants in CREST.

(D) The Depositary has determined to constitute and issue from time to time, upon the terms of this Deed, series of Alea Depositary Interests, each such series representing a particular Class of Alea Securities, with a view to facilitating the indirect holding of, and settlement of transactions in, Alea Securities of each Class concerned by participants in CREST in accordance with the arrangements described in the CREST Manual.

(E) The Financial Services Authority in its capacity as UK Listing Authority has confirmed that the First Series of Alea Depositary Interests will not require a listing separate from that of the particular Class of Alea Securities which it represents.

(F) London Stock Exchange plc has confirmed that the Alea Depositary Interests will not require an ISIN separate from that of the particular Class of Alea Securities which it represents.

(G) The Depositary has arranged with the Operator for the First Series of Alea Depositary Interests to be admitted to CREST as participating securities.

(H) Title to the Alea Depositary Interests shall be evidenced only by entry on the Alea Depositary Interest Register and may be transferred only by means of the CREST system.

(I) Capita IRG Plc, an English company, number 2605568, which is already a System Participant has been retained by the Depositary to maintain the Alea Depositary Interest Register on behalf of the Depositary.

NOW IT IS WITNESSED AND DECLARED as follows:

1. INTERPRETATION

1.1 In this Deed the following expressions shall have the following meanings:

Agent	any agent appointed by the Depositary pursuant to this Deed;
Alea	Alea Group Holdings (Bermuda) Ltd., a company incorporated in Bermuda with limited liability under the Bermuda Companies Act 1981 with Registered Number 31408 and the common shares of which are to be admitted to listing on the Official List and to trading on the London Stock Exchange's market for listed securities;
Alea Depositary Interest Register	in relation to a particular series of Alea Depositary Interests, the register of Holders referred to in clause 2.9 and maintained in the United Kingdom on behalf of the Depositary by the Alea Depositary Interest Registrar;
Alea Depositary Interest Registrar	CAPITA IRG PLC or such other CREST Registrar who for the time being maintains the Alea Depositary Interest Register;
Alea Depositary Interests	Alea Depositary Interests of a particular series issued in uncertificated form from time to time by the Depositary on the terms and conditions of this Deed and in accordance with the Regulations, title to which is evidenced by entry on the Alea

Depositary Interest Register and which represent a particular Class of Alea Securities;

Alea Securities — securities issued by Alea in accordance with its Memorandum and Bye-laws or other constitutive documents, whether recorded on a register or otherwise howsoever, and which are not participating securities (as defined in the Regulations); but excluding such securities or Classes of securities as the Depositary may from time to time determine;

Board Resolution — the resolution of the Board of Directors of Alea duly passed on 13 November 2003 by virtue of which Alea treats a CREST Transfer or a Demat Form in which either no transferee or a transferee other than the Custodian is specified together with a Stock Deposit Transaction for a number of Alea Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form as valid instruments of transfer of shares in the capital of Alea and to authorise the same for registration as valid transfers of the number of securities specified therein to the Custodian;

Bye-laws — the Bye-laws of Alea as amended or replaced from time to time;

Class — a particular class of Alea Securities, units of which are for the time being in issue, where all the individual units of the Class concerned are identical in all respects and cannot be separately distinguished;

CREST Manual — the document entitled the "CREST Manual" issued by the Operator but excluding the CREST International Manual;

CREST member — a person who has been admitted by the Operator as a system member;

CREST Rules — rules within the meaning of the Regulations and/or FSMA made by the Operator;

CREST system — the meaning ascribed thereto in the Glossary of the CREST Manual;

CREST Transfer — the form of stock transfer in use from time to time within the CREST system for a transfer of a certificated unit of a participating security to a CREST member to be held by a CREST member in uncertificated form;

Custodian — subject to clause 3.3, any custodian or custodians or any nominee of any such custodian of the Deposited Property as may from time to time be appointed by the Depositary for the purposes of this Deed;

Demat Form — the CREST Dematerialisation Request Form in use from time to time within the CREST system for conversion of a unit of a participating security held by a CREST member into uncertificated form;

Deposited Alea Securities — means Alea Securities of a particular Class or entitlements thereto from time to time credited to an account of the Custodian on behalf of the Depositary in the Share Register which are to be held under the terms of this Deed and in respect of which Alea Depositary Interests of a series representing that Class of Alea Securities shall be issued pursuant to the terms of this Deed;

Deposited Property — in relation to a particular Class of Alea Securities, the Deposited Alea Securities and all and any rights and other securities, property and cash for the time being held by or for the Custodian or the Depositary and attributable to the Deposited Alea Securities;

First Series of Alea Depositary Interests — all Alea Depositary Interests from time to time constituted and issued in accordance with this Deed in relation to Alea Securities

which are Common Shares of $0.01 each having the rights set out in the Memorandum and Bye-laws;

FSA	the Financial Services Authority;
FSMA	the Financial Services and Markets Act 2000;
Holder	in relation to a particular Class of Alea Securities and subject to clause 6.2.1, the CREST member recorded in the Alea Depositary Interest Register for the time being as the holder of a Alea Depositary Interest of the series which represents Alea Securities of that Class; and, where the context admits, shall include a former Holder and the personal representatives or successors in title of a Holder or former Holder;
Liabilities	any liability, damage, loss, cost, claim or expense of any kind or nature whether direct, indirect, special, consequential or otherwise;
Membership Agreement	the agreement entered into by a Holder with the Operator pursuant to which the Operator agreed to admit the Holder as a system-member;
Memorandum	the memorandum of association of Alea as amended or replaced from time to time;
Operator	CRESTCo Limited or such other person who is for the time being the Operator of the CREST system for the purposes of the Regulations;
Proceedings	any proceeding, suit or action of any kind and in any jurisdiction arising out of or in connection with this Deed or its subject matter;
Regulations	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) and such other regulations under Section 207 of the Companies Act 1989 as are applicable to the Operator and/or the CREST relevant system and are from time to time in force;
Share Register	means the register of members of Alea maintained in accordance with its Bye-laws or other constitutive document by Alea or on behalf of Alea by the Share Registrar;
Share Registrar	the person who for the time being maintains the Share Register;
Stock Deposit Transaction	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock deposit;
Stock Withdrawal Transaction into New Name	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock withdrawal and which includes a transferee; and
Stock Withdrawal Transaction into Own Name	a properly authenticated dematerialised instruction in respect of a transaction type referred to in the CREST Manual as a Stock withdrawal and which does not include a transferee.

1.2 In this Deed, unless otherwise specified:

1.2.1 references to clauses, sub-clauses, schedules and paragraphs are to clauses, sub-clauses, schedules and paragraphs, of this Deed;

1.2.2 headings to clauses and paragraphs are for convenience only and do not affect the interpretation of this Deed;

1.2.3 references to a "person" shall be construed so as to include any individual, firm, company, corporation, government, state or agency of a state or any association or partnership (whether or not having a separate legal personality) of two or more of the foregoing;

1.2.4 references to any statute or statutory instrument or any provision thereof shall be construed as a reference to the same as it may have been, or may from time to time be, amended, modified or re-enacted;

1.2.5 words importing the singular shall include the plural and vice versa unless the context otherwise requires;

1.2.6 references to fees, costs, charges, expenses or other payments, shall be exclusive of any value added tax or similar tax charged or chargeable in respect thereof; and when any value added tax is chargeable, the Depositary shall be entitled to recover that tax in addition to the stated fees, costs, charges, expenses or other payments;

1.2.7 words and phrases defined in the Regulations, the CREST Rules, and the CREST Manual which are not defined in this Deed shall have the same meanings where used herein unless the context otherwise requires;

1.2.8 in construing this Deed, general words shall not be given a restrictive meaning by reason of the fact that they are preceded or followed by words indicating a particular class of acts, matters or things or by particular examples intended to be embraced by the general words;

1.2.9 any provision to the effect that the Depositary shall not be liable in respect of a particular matter shall be construed to mean that the Depositary shall not have any liability which the Depositary might, in the absence of such a provision, incur, whether the Depositary could incur such a liability:

(a) under the terms of this Deed or any other agreement or instrument relating to the CREST system (whether such terms are express or implied by statute, law or otherwise);

(b) in tort;

(c) for misrepresentation;

(d) for breach of trust or of any other duty imposed by law; or

(e) in any other way;

1.2.10 unless otherwise stated, nothing in this Deed is intended to confer a benefit on any third party, and no term in this Deed will, therefore, be enforceable pursuant to the Contracts (Rights of Third Parties) Act 1999 by any party other than the Depositary and any Holder. For these purposes, a term of this Deed shall only be "otherwise stated" if it incorporates an express reference to a right or benefit of the Custodian or Alea;

1.2.11 if a benefit is conferred on any third party in accordance with clause 1.2.10, the Depositary may rescind or vary any term of this Deed in accordance with its terms without the consent of the third party at all times.

2. FORM AND ISSUE OF ALEA DEPOSITARY INTERESTS

2.1 Subject to clause 6.2, the Depositary shall only issue and transfer Alea Depositary Interests to CREST members who in accepting such issue or transfer give CRESTCo the authority to confirm such membership and supply a copy of their Membership Agreement to the Depositary. In accepting any issue or transfer to it of Alea Depositary Interests, each Holder shall be deemed to be accepting and agreeing to the terms of this Deed and all obligations imposed on it hereunder.

2.2 Subject to the provisions of this Deed, the Depositary shall issue to a CREST member such number or amount of Alea Depositary Interests of a particular series as is equal to the number or amount (as the case may be) of Alea Securities of the relevant Class issued or transferred to the Custodian on behalf of the Depositary, for the account of that CREST member.

2.3 Subject to the provisions of this Deed, the Depositary shall only issue Alea Depositary Interests upon either:

2.3.1 receipt by the Depositary of a CREST Transfer or a Demat Form in respect of a specified number and Class of Alea Securities which, in either case, has been executed by or on behalf of the holder of such Alea Securities; or

2.3.2 the issue to the Custodian on behalf of a CREST member of a specified number and Class of Alea Securities; and in either case;

2.3.3 receipt by the Depositary of a Stock Deposit Transaction for an equivalent number of Alea Depositary Interests.

2.4 Receipt by the Depositary of:

2.4.1 a CREST Transfer or a Demat Form referred to in clause 2.3.1; and

2.4.2 a Stock Deposit Transaction for a number of Alea Depositary Interests equivalent to that specified in such CREST Transfer or Demat Form;

shall by virtue of the Board Resolution constitute an instrument of transfer of such Alea Securities in favour of the Custodian as transferee and by virtue of this clause but subject to the provisions of this Deed, be deemed to constitute:

(a) an irrevocable instruction to the Depositary to issue an equivalent number of Alea Depositary Interests in the name of the CREST member in whose favour such CREST Transfer is made or in whose name such Demat Form is made; and

(b) an irrevocable direction to the Depositary or the Alea Depositary Interest Registrar on its behalf, to adjust by means of a registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Alea Depositary Interests;

and accordingly, forthwith upon receipt of the same the Depositary shall, subject to the provisions of this Deed:

(i) procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Alea Securities of the Class concerned equal to the number or amount of Alea Depositary Interests so issued;

(ii) issue such Alea Depositary Interests; and

(iii) send such Registrar's adjustment transaction.

2.5 The issue to the Custodian on behalf of a CREST member of a specified number and Class of Alea Securities shall be deemed, subject to the provisions of this Deed, to constitute:

2.5.1 an irrevocable instruction to the Depositary to issue an equivalent number of Alea Depositary Interests in the name of the CREST member in whose favour such Alea Securities are issued; and

2.5.2 a direction to the Depositary or the Alea Depositary Interest Registrar on its behalf, to adjust by means of a registrar's adjustment transaction the stock account of the relevant CREST member in respect of the relevant number of Alea Depositary Interests;

and, accordingly, forthwith upon the issue of such Alea Securities, the Depositary shall, subject to the provisions of this Deed:

(a) procure that there is forthwith delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Alea Securities of the Class concerned equal to the number or amount of Alea Depositary Interests so issued;

(b) issue such Alea Depositary Interests; and

(c) send such Registrar's adjustment transaction.

2.6 The sending by the Depositary or the Alea Depositary Interest Registrar of a Registrar's adjustment transaction in accordance with this Deed is taken to constitute confirmation by the Depositary that:

2.6.1 the relevant number of Alea Depositary Interests has been issued in the name of the relevant CREST member; and that

2.6.2 there has been delivered to the Custodian on behalf of the Depositary, by unconditional credit to the Custodian's account in the Share Register, a number or amount of Alea Securities of the Class concerned equal to the number or amount of Alea Depositary Interests so issued.

2.7 If at any time after the date of this Deed Alea creates any separate Class(es) of Alea Securities then any Alea Depositary Interests to be issued in respect of any such separate Class of Alea Securities shall be issued in series, each series representing interests in a separate Class of Alea Securities.

2.8 Alea Depositary Interests shall be issued on the terms and conditions set forth or referred to in or prescribed pursuant to this Deed and the CREST Manual, in each case as from time to time amended.

2.9 The Depositary shall maintain in England separate registers in respect of each series of Depositary Interests in accordance with the Regulations. Each such register shall record:

2.9.1 the number of Alea Depositary Interests outstanding from time to time;

2.9.2 the name and address of each person holding the Alea Depositary Interests;

2.9.3 how many Alea Depositary Interests each such person holds; and

2.9.4 the date of issue and cancellation and changes in ownership in respect of all of Alea Depositary Interests.

2.10 Title to Alea Depositary Interests shall be evidenced only by entry on the Alea Depositary Interest Register and may be transferred only by means of the CREST system.

2.11 Alea Depositary Interests may be issued only in uncertificated form. A request for conversion of Alea Depositary Interests into certificated units of a security for the purposes of the Regulations shall be deemed to be a request to the Depositary for cancellation of such Alea Depositary Interests and withdrawal of the Deposited Property represented by such Alea Depositary Interests in accordance with this Deed.

2.12 Subject to clauses 9.13 and 10.2, Alea Depositary Interests shall be transferable free from any equity, set-off or counterclaim between the Depositary and the original or any intermediate Holder.

2.13 The Depositary shall have no obligation to arrange for the Alea Depositary Interests to be listed on any stock exchange or quoted or permitted to be dealt in or on any other market.

2.14 The Alea Depositary Interests have not been and will not be registered under the securities legislation of any territory other than England and Wales.

2.15 Save for the trusts declared by clause 5.1 of this Deed, the Depositary shall not be bound by or compelled to recognise any express, implied or constructive trust or other interest in respect of Deposited Property, even if it has actual or constructive notice of the said trust or interest. The Depositary does not undertake any duty or obligation to any person (other than a Holder) and accepts no liability to any such person.

2.16 Alea Depositary Interests may be cancelled by the Depositary pursuant to clauses 6, 7 and 9.3 and, so far as the Depositary considers appropriate, in the circumstances contemplated in clauses 9.11, 9.13, 10.2 and 11.1.

2.17 The Depositary shall maintain in respect of each Holder:

2.17.1 a securities account showing the amount of Deposited Alea Securities attributable to that Holder and, if and so long as the Deposited Property includes cash;

2.17.2 a cash account recording the cash amounts (if any) attributable to such Deposited Alea Securities.

3. APPOINTMENT OF CUSTODIAN

3.1 The Depositary shall from time to time appoint one or more persons to act for it as Custodian. The function of the Custodian shall be to hold such of the Deposited Property as may be designated from time to time by the Depositary, and any cash or other property derived from such Deposited Property, on behalf of the Depositary. The Custodian shall be subject at all times and in all respects to the direction of the Depositary and shall be responsible solely to it. The Depositary may at any time terminate the appointment of any Custodian and appoint a successor Custodian. The Custodian may be a member of the same group of companies as the Depositary.

3.2 The Depositary shall require the Custodian to ensure that all Deposited Property held by the Custodian is identified as being held on behalf of the Depositary for the account of Holders. The Depositary shall not be liable to earn any interest on or to account to Alea or any Holder or any other person for any interest earned on moneys held either by it or by the Custodian or by any Agent which shall have been paid by or on behalf of Alea or any Holder under this Deed or shall otherwise have been received in respect of Deposited Property.

3.3 Notwithstanding the provisions of clause 3.1, the Depositary may, to the extent permitted by applicable laws and regulations to which it is subject, itself perform the functions of the Custodian, in which case references in this Deed to the Custodian shall be deemed to be references to the Depositary.

4. DEPOSIT OF DEPOSITED PROPERTY; FURTHER PROVISIONS

4.1 Each person to whom Alea Depositary Interests are to be issued pursuant to this Deed (the "Taker") shall be bound to give such warranties and certifications to the Depositary as the Depositary may reasonably require. Each Taker shall in any event be taken to warrant that Alea Securities which are transferred or issued to the Custodian on behalf of the Depositary for the account of the Taker are transferred or, as the case may be, issued free and clear of all liens, charges, encumbrances or third party interests (other than the interests therein ensuing pursuant to clause 5 of this Deed) and that such transfers or, as the case may be, such issues of Alea Securities to the Custodian are not in contravention of the Memorandum and Bye-laws or other constitutive documents of Alea or of any contractual obligation binding on the Taker or the person making the transfer or of any applicable law or regulation or order binding on or affecting the Taker or the person making the transfer, and the Taker shall

indemnify the Depositary and keep it indemnified from and against any liability which it may suffer by reason of any breach of any such warranty.

4.2 The Depositary shall be entitled to refuse to accept Alea Securities for deposit hereunder:

4.2.1 whenever it is notified in writing that Alea has restricted the transfer thereof to comply with ownership restrictions under applicable law or under the Bye-laws or any contractual provision binding Alea; or

4.2.2 if the Depositary is requested to do so by or on behalf of Alea in order to facilitate Alea's compliance with or to avoid any breach of any securities or other laws in any jurisdiction; or

4.2.3 if such action is deemed necessary or advisable by the Depositary at any time or from time to time because of any requirement of any applicable law or of any government or governmental authority, body or agency or any regulatory authority or the Operator, or under any provision of this Deed or for any other reason.

5. DECLARATION OF TRUST; NO SECURITY INTEREST; DUTIES WITH RESPECT TO DEPOSITED PROPERTY

5.1 The Depositary hereby declares and confirms that it holds (itself or through the Custodian) as bare trustee and will so hold, subject to the terms of this Deed, all the Deposited Property pertaining to each series of Alea Depositary Interests for the benefit of the Holders of that series as tenants in common and that each of the Holders is entitled to rights in relation to the relevant Deposited Property accordingly. For the avoidance of doubt, in acting hereunder the Depositary shall have only those duties, obligations and responsibilities expressly undertaken by it in this Deed and, except to the extent expressly provided by this Deed, does not assume any relationship of trust for or with the Holders or any other person.

5.2 Nothing in this Deed is intended to nor shall create a charge or other security interest in favour of the Depositary. Any right or power of the Depositary in respect of the Deposited Property is reserved by the Depositary under its declaration of trust contained in clause 5.1 and is not given by way of grant by any Holder.

5.3 The Depositary shall promptly pass on to and, so far as it is reasonably able, exercise on behalf of and shall ensure that the Custodian promptly passes on to and, so far as it is reasonably able, exercises on behalf of the relevant Holder(s) all rights and entitlements which it or the Custodian receives or is entitled to in respect of Deposited Alea Securities in accordance with this Deed and which are capable of being passed on or exercised.

5.3.1 Any such rights or entitlements to cash distributions, to information, to make choices and elections, and to call for, attend and vote at general meetings and any class meetings shall, subject to the other provisions of this Deed, be passed on to the relevant Holder(s) forthwith (and in any event within 3 working days) upon being received by the Custodian in the form in which they are received by the Custodian together with such amendments or such additional documentation as shall be necessary to effect such passing-on or, as the case may be, exercised in accordance with the terms of this Deed.

5.3.2 Any such rights or entitlements to any other distributions, including but not limited to scrip dividends, to bonus issues or arising from capital reorganisations shall be passed on to the relevant Holder(s) (a) by means of the consolidation, sub-division, change in currency denomination, cancellation and/or issue of Alea Depositary Interests to reflect the consolidation, sub-division, change in currency denomination, and/or cancellation of the underlying Deposited Alea Securities or the issue of additional Alea Depositary Interests to the relevant Holder(s) to reflect the issue of additional Alea Securities to the Custodian and (b) in either case forthwith following such consolidation, subdivision, change in currency denomination and/or cancellation or issue of such Alea Securities as the case may be.

5.3.3 If arrangements are made which allow a Holder to take up any rights in Alea Securities requiring further payment from a Holder, it must if it wishes the Depositary to exercise such rights on its behalf put the Depositary in cleared funds before the relevant payment date or such other date that the Depositary may notify the Holders in respect of such rights.

5.3.4 The Depositary will accept all compulsory purchase and similar notices in respect of Alea Depositary Interests but will not, and the Custodian will not, exercise choices, elections or voting or other rights or entitlements in the absence of express instructions from the relevant Holder.

5.3.5 The Depositary shall re-allocate any Alea Securities or distributions which are allocated to the Custodian and which arise automatically out of any right or entitlement to Deposited Alea Securities to Holders pro-rata to the Deposited Alea Securities held for their respective accounts provided that the Depositary shall not be required to account for any fractional entitlements arising from such re-allocation which fractional entitlements shall be aggregated and given to charity.

5.3.6 Any other rights or entitlements shall be passed on to or, as the case may be, exercised on behalf of Holders in such manner and by such means as the Depositary shall in its absolute discretion determine.

5.4 The Depositary will not be bound to take notice of, nor to see to the carrying out of, any trust, mortgage, charge, pledge or claim in favour of any other person. A receipt from a Holder (or from a Holder's personal representatives or nominated transferee in accordance with clause 6) for the Alea Depositary Interests will free the Depositary from responsibility to any such other person in respect of any such interest. The Depositary may ignore any notice it receives of the right, title, interest or claim of any other person to an interest in those assets, except where the interest is conferred by operation of law.

6. WITHDRAWAL OF DEPOSITED PROPERTY ON TRANSFER AND RELATED MATTERS

6.1 Subject to the provisions of this Deed, the Depositary shall only cancel Alea Depositary Interests and transfer the Deposited Property represented thereby upon the request of the Holder.

6.2 The receipt by the Depositary of either a Stock Withdrawal Transaction into Own Name or a Stock Withdrawal Transaction into New Name for a specified number of Alea Depositary Interests shall in addition to the meaning attributed to it within the CREST system (if different) be deemed to constitute:

6.2.1 in the event of a Stock Withdrawal Transaction into New Name, an irrevocable instruction to the Alea Depositary Interest Registrar to debit the account on the Alea Depositary Interest Register of the CREST member who issued such Stock Withdrawal Transaction and credit the account of the transferee specified in such Stock Withdrawal Transaction, whether or not a CREST member, in each case with the relevant number of Alea Depositary Interests and for the avoidance of doubt any such transferee whether or not a CREST member shall not become a Holder;

6.2.2 in the event of a Stock Withdrawal Transaction (whether into New Name or Own Name) an irrevocable request from the Holder on the Alea Depositary Interest Register for those Alea Depositary Interests to be cancelled and for the Deposited Property represented thereby to be withdrawn; and

6.2.3 an irrevocable instruction from the Holder on the Alea Depositary Interest Register to the Custodian to forthwith transfer the relevant Deposited Property to the transferee specified in such Stock Withdrawal Transaction into New Name or, in the case of a Stock Withdrawal Transaction into Own Name, the Holder of the relevant Alea Depositary Interests (in either case the "Transferee") and to pay any money comprised in or referable to the Deposited Property relating to such Alea Depositary Interests to such Transferee.

6.3 In respect of any transfer to the Transferee:

6.3.1 The Depositary shall be entitled to deliver to the Transferee, in lieu of the relevant Deposited Alea Securities to which he is entitled, any securities into which such Deposited Alea Securities have been converted, sub-divided, re-denominated or consolidated, any securities which are substituted by Alea for such Deposited Alea Securities or any proceeds and/or securities received or issued in lieu of such Deposited Alea Securities as a result of any corporate event of or affecting Alea; and

6.3.2 without prejudice to the generality of clause 6.3.1, where the Depositary has at the direction of the Holder assented Deposited Alea Securities to a third party pursuant to a take-over offer, the Depositary shall deliver to the Transferee in question the proceeds and/or securities received in respect of the assented Alea Deposited Securities attributed to the Alea Depositary Interests being withdrawn in lieu of such Deposited Alea Securities;

in each case as soon as practicable following receipt if the same have not been received by the Depositary by the time of receipt of the relevant Stock Withdrawal Transaction whether into Own Name or Into New Name.

6.4 Notwithstanding the provisions of clause 6, the Depositary shall not be required to make arrangements for the transfer of Alea Securities of a particular Class during any period when the Share Register is closed.

6.5 The Depositary shall not be liable to a Holder or a Transferee if any Deposited Property cannot be delivered to or to the order of a Transferee by reason of any prohibition imposed upon the Depositary or the Holder by applicable law or any other matter beyond the Depositary's reasonable control.

6.6 Notwithstanding the withdrawal of Deposited Alea Securities under this clause 6, income distributions attributable thereto will be dealt with in accordance with clause 5.

6.7 Any person requesting cancellation of Alea Depositary Interests may be required by the Depositary to furnish it with such reasonable proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity and with such further documents and information as the Depositary may

reasonably deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations. The Depositary may withhold delivery of the Deposited Property until such items are so furnished.

7. COMPULSORY WITHDRAWAL

7.1 If it shall come to the notice of the Depositary, or if the Depositary shall have reason to believe, that any Alea Depositary Interests:

7.1.1 are owned directly or beneficially by any person in circumstances which, in the opinion of the Depositary, might result in the Depositary or the Custodian suffering any liability to taxation or pecuniary, fiscal or material regulatory disadvantage which it might not otherwise have suffered; or

7.1.2 are owned directly or beneficially by, or otherwise for the benefit of, any person in breach of any law or requirement of any jurisdiction or governmental authority or so as to result in ownership of any Alea Securities exceeding any limit under, or otherwise infringing, the Memorandum, Bye-laws or other constitutive document of or law applicable to Alea or the terms of issue of the Alea Securities; or

7.1.3 are owned directly or beneficially by, or otherwise for the benefit of; any person who fails to furnish to the Depositary such proof, certificates and representations and warranties as to matters of fact, including, without limitation, as to his identity, as the Depositary may deem necessary or appropriate for the administration or implementation of this Deed in accordance with applicable laws and regulations, including (without limitation) information specified in the CREST Manual; or

7.1.4 are owned by a Holder who ceases at any time to be, or is suspended in whole or in part as, a CREST member for any reason; or

7.1.5 cease to be capable of being held in the CREST system; or

7.1.6 are held by a Holder who has failed to duly and punctually perform any obligation to the Depositary or Custodian or Alea imposed upon him by virtue of this Deed or any other agreement or instrument to which he is a party or by which he is bound with respect to those or any other Alea Depositary Interests, and in relation to whom the Depositary determines that it is appropriate that the provisions of this clause shall apply, then the Holder shall be deemed to have requested the cancellation of his Alea Depositary Interests and the withdrawal of the Deposited Alea Securities represented by his Alea Depositary Interests.

7.2 On the Holder being deemed, at the election of the Depositary, to have requested the withdrawal of the Deposited Alea Securities represented by his Alea Depositary Interests pursuant to clause 7.1, the Depositary shall make such arrangements to the extent practicable and permitted by applicable law and regulation for the delivery of the Deposited Property represented by the Holder's Alea Depositary Interests to the Holder as the Depositary shall think fit. Without limitation, the Depositary may:

7.2.1 arrange for the Alea Depositary Interests of such Holder to be transferred (or cancelled and reissued) to a CREST member selected by the Depositary who shall hold the same as nominee for such Holder on such terms as the Depositary or that CREST member shall think fit; or

7.2.2 arrange for such Alea Depositary Interests to be cancelled and for the Deposited Property represented thereby to be transferred to such Holder; or

7.2.3 in its absolute discretion, liquidate all or part of the Deposited Property and deliver the net proceeds in respect thereof to the Holder.

The Depositary shall be entitled to deduct such fees, costs, duties, taxes and charges as may be applicable and any other sums owing to the Depositary in accordance with the provisions of this Deed from the Deposited Property or from the net proceeds thereof before delivering the same to the Holder. If any official consents need to be obtained prior to the delivery of the Deposited Property or the net proceeds thereof to the Holder, the Depositary shall make such arrangements with respect to the Deposited Property or the net proceeds thereof as it shall see fit.

8. AUTHORISATIONS, CONSENTS, ETC.

8.1 The Depositary warrants that it is an authorised person under the FSMA and is duly authorised to carry out the custodial and other activities required of it by this Deed in accordance with that Act and undertakes that, if and so long as this Deed remains in force, it shall, at its own burden and expense, maintain that status and authorisation or any corresponding status under any legislation or regulatory requirement in England which may from time to

time apply to the carrying on of such activities in addition to or in substitution for the requirements of the FSMA. Subject to clause 9, the Depositary further warrants that it shall, and shall procure that every Alea Depositary Interest Registrar, Custodian, Agent or other person appointed by the Depositary pursuant to this Deed shall, at all times and in all respects comply with and maintain in place all necessary registrations/notifications and procedures to comply with, the Data Protection Act 1998 at no cost to any Holder.

8.2 Subject to clause 8.1, if any other governmental or administrative authorisation, consent, registration or permit or any report to any governmental or administrative authority is required in order for the Depositary to receive Alea Securities to be deposited hereunder and/or for Alea Depositary Interests representing the same to be issued pursuant to this Deed, or in order for Alea Securities or other securities or property to be distributed or to be subscribed or acquired in accordance with the provisions prescribed in or pursuant to this Deed, the prospective Holder shall apply for such authorisation, consent, registration, or permit or file such report within the time required. The Depositary shall not be bound to issue Alea Depositary Interests or distribute, subscribe or acquire Alea Securities or other property with respect to which such authorisation, consent, registration, permit or such report shall not have been obtained or filed, as the case may be, and shall have no duties to obtain any such authorisation, consent, registration or permit or to file any such report except in circumstances where the same may only be obtained or filed by the Depositary and only without unreasonable burden or expense.

9. LIABILITY

9.1 The Depositary shall not incur any liability to any Holder or to any other person for any Liabilities suffered or incurred arising out of or in connection with the performance or non-performance of its obligations or duties whether arising under this Deed (other than those specified in clauses 2.2 and 3.2) or otherwise save to the extent that such Liabilities result from its negligence or wilful default or fraud or that of any person for whom the Depositary is vicariously liable provided that the Depositary shall not incur any such liability as a result of the negligence or wilful default or fraud of any Custodian or Agent which is not a member of the same group of companies as the Depositary unless the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or Agent. Nor shall the Depositary incur any such liability if any Liability suffered or incurred by the Holder is attributable to or resorts from the negligence or wilful default or fraud of the Operator or Alea or the acts or omissions of any person who provides banking services in connection with the CREST system. Except in the case of personal injury or death, any liability incurred by the Depositary to a Holder under this Deed will be limited to:

9.1.1 the value (at the date the act, omission or other event giving rise to the liability is discovered and as if such act, omission or other event had not occurred) of the Deposited Property that would have been properly attributable (if such act, omission or other event had not occurred) to the Alea Depositary Interests to which the liability relates; or if less;

9.1.2 that proportion of £10 million which corresponds to the proportion which the amount the Depositary would otherwise be liable to pay to the Holder bears to the aggregate of the amounts that the Depositary would otherwise be liable to pay to all or any Holders in respect of the same act, omission or event which gave rise to such liability or if there are no such other amounts, £10 million.

9.2 The Depositary shall not incur any liability to any Holder or to any other person if, by reason of:

9.2.1 any provision of any present or future law or regulation of any jurisdiction or of any governmental authority, or by reason of the interpretation thereof; or

9.2.2 the Bye-laws or other constitutive document of Alea; or

9.2.3 the provisions of the CREST Manual or CREST Rules or the application thereof; or

9.2.4 any refusal or failure of the Operator or of any other person to provide any service in relation to the CREST system or any operational failure of the CREST system; or

9.2.5 any act or omission of Alea; or

9.2.6 any other computer failure; or

9.2.7 any circumstance beyond the reasonable control of the Depositary,

the performance by it or any other person of any act or thing which is required or permitted or contemplated to be done or performed by or pursuant to this Deed shall be prevented or delayed or required to be effected in some manner or to an extent which is different in any respect from that provided for or contemplated by this Deed.

9.3 If and to the extent that by virtue of laws of any jurisdiction outside the United Kingdom, or the application or operation of those laws in any particular event or circumstance, or by virtue of the provisions of the Memorandum and Bye-laws or other constitutive documents of Alea or the application or operation of those provisions in any particular event or circumstance, the Depositary or the Custodian does not acquire unconditional and absolute title or right to any Deposited Property, or acquires a title or right to any Deposited Property which is in any manner encumbered or defective or liable to be displaced or avoided, or where as a result of an event or circumstance beyond the Depositary's reasonable control the Deposited Property is reduced or depleted or the Depositary does not hold sufficient Alea Securities to cover the Alea Depositary Interests in issue, neither the Depositary nor the Custodian shall be in any way liable to any Holder or any other person by reason thereof; but in any such case the Depositary shall be entitled to take or cause to be taken such action as shall in its opinion be reasonable or appropriate, including without limitation the cancellation without compensation of the Alea Depositary Interests of any Holder(s) determined by the Depositary whether or not such Holder(s) are in any way responsible for the relevant event or circumstance; and each Holder agrees that, by acquiring and holding Alea Depositary Interests representing Alea Securities by means of the arrangements contemplated by this Deed, he accepts the risk that, by virtue of such laws or terms and conditions, or the application or operation thereof, or any such event or circumstance, his interest in any relevant Deposited Property may not be entire, complete and unimpeachable.

If the Depositary becomes entitled to take or cause to be taken action as aforesaid, it will in its sole discretion consider whether it may directly or indirectly transfer or make available to any Holder adversely affected, in whole or in part, the benefit of any rights, claims or other assets which may be available to the Depositary and which pertain to the matter(s) giving rise to the relevant event or circumstance.

9.4 The Depositary may rely on, and shall not be liable for any loss suffered by any Holder or any other person by reason of its having accepted (or the Custodian or any other Agent or Alea or its agents having accepted) as valid and having relied upon, any written notice, request, direction, transfer, certificate for Alea Securities (or other securities) electronic communication or any other document or any translation thereof or communication reasonably believed by it in good faith to be genuine notwithstanding that the same shall have been forged or shall not be genuine or accurate or shall not have been duly authorised or delivered.

9.5 The Depositary may act, or take no action, on the advice or opinion of, or in reliance upon, any certificate or information obtained from, Alea or any reputable lawyer, valuer, accountant, banker, broker, information provider, settlement system operator registrar or other expert whether obtained by Alea, the Depositary or otherwise and shall not except where any such person is a member of the same group of companies as the Depositary be responsible or liable to any Holder or any other person for any loss or liability occasioned by so acting or refraining from acting or relying on information from persons depositing Alea Securities or otherwise entitled to the issue of Alea Depositary Interests. Any such advice, opinion, certificate or information may be sent or obtained by letter, telex, facsimile transmission, e-mail, telegram, cable or other electronic communication and the Depositary shall not be liable for acting on any such advice, opinion, certificate or information notwithstanding that the same shall have been forged or shall not be genuine or accurate.

9.6 The Depositary may call for and shall be at liberty to accept as sufficient evidence of any fact or matter or the expediency of any transaction or thing, a certificate, letter or other written communication, purporting to be signed on behalf of Alea by a director of Alea or by a person duly authorised in writing by a director of Alea or such other certificate from any such person as is specified in clause 9.5 which the Depositary considers appropriate and the Depositary shall not be bound in any such case to call for further evidence or be responsible to any Holder or any other person for any loss or liability that may be occasioned by the Depositary acting on such certificate.

9.7 The Depositary shall not be required or obliged to monitor, supervise or enforce the observance and performance by Alea of any of its obligations, including, without limitation, those arising under or in connection with applicable law, or any contract or instrument to which Alea is a party or by which it or any of its assets is bound. The Depositary makes no representation or recommendation to any person regarding the financial condition of Alea or the advisability of acquiring Alea Depositary Interests or Alea Securities or other property or as to the type or character or suitability thereof and takes no responsibility for the operations of Alea or the effect thereof on the value of the relevant Alea Securities or Alea Depositary Interests or any rights derived therefrom.

9.8 The Depositary, the Custodian and any Agent may engage or be interested in any financial or other business transactions with Alea or any other member of any group of which Alea is a member, or in relation to the Deposited Property (including, without prejudice to the generality of the foregoing, the conversion of any part of the Deposited Property from one currency to another), may at any time hold or be interested in Alea Depositary Interests for their own account, and shall be entitled to charge and be paid all usual fees, commissions and other

charges for business transacted and acts done by them otherwise than in the capacity of Depositary or Custodian or Agent (as the case may be) in relation to matters arising under this Deed (including, without prejudice to the generality of the foregoing, charges on the conversion of any part of the Deposited Property from one currency to another and on any sales of property) without accounting to the Holders or any other person for any profit arising therefrom.

9.9 The Depositary shall endeavour to effect any sale of securities or other property or transferable right and any conversion of currency as is referred to or contemplated by this Deed in accordance with its normal practices and procedures but shall have no liability with respect to the terms of such sale or conversion or if the effecting of such sale or conversion shall not be reasonably practicable.

9.10 The Depositary shall have no responsibility whatsoever to any Holder or any other person as regards any deficiency which might arise because the Depositary is subject to or accountable for any tax in respect of any or any part of the Deposited Property or any income or capital distribution or other payment arising there from or any proceeds of sale thereof. The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required by applicable law in order to comply with its obligations to account for any tax liability in respect thereof.

9.11 Without prejudice to any other powers which the Depositary may have hereunder, the Depositary shall be entitled to enter into any agreement with or give any undertakings to any relevant taxation authority concerning the taxation status of the transactions effected pursuant to this Deed and to do all such things as may be required under the terms of any such agreement or undertakings.

9.12 Notwithstanding anything else contained in this Deed but subject always to the rights of a Holder under clause 5, the Depositary may refrain from doing anything which could or might, in its opinion, be contrary to any law of any jurisdiction or any of the CREST Rules or any regulation or requirement of any regulatory authority or other body which is binding upon it, or which would or might otherwise in its reasonable opinion render it liable to any person and the Depositary may do anything which is, in its opinion, necessary to comply with any such law, regulation or requirement or which is in its opinion necessary to avoid any such liability.

9.13 No provision of this Deed shall require the Depositary to expend or risk its own funds or otherwise incur any financial liability in the performance of any of its duties or in the exercise of any of its rights or powers hereunder. If, notwithstanding this provision, the Depositary reasonably does so, it shall be entitled to make such deductions from the Deposited Property or any income or capital arising therefrom or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to account for any loss or liability suffered by the Depositary in respect thereof.

9.14 All communications, notices, certificates, documents of title and remittances to be delivered by or sent to or from Holders or their agents will be delivered to or sent to or from them at their own risk.

9.15 The Depositary shall not be liable to a Holder in respect of any of its obligations under this Deed if it is unable to fulfil those obligations by reason of any prohibition imposed upon the Depositary or the Holder by applicable law, any benefit attaching to Alea Securities being unable to pass through the CREST system and alternative arrangements not being agreed with Alea or any other matter beyond the Depositary's reasonable control.

10. DEPOSITARY'S FEES AND EXPENSES

10.1 The Depositary shall be entitled to charge Holders in respect of the provision of its services under this Deed the fees and expenses notified from time to time.

10.2 The Depositary shall not be liable for any taxes, duties, charges, costs or expenses which may become payable in respect of the Deposited Alea Securities or other Deposited Property or the Alea Depositary Interests, whether under any present or future fiscal or other laws or regulations or otherwise, and such part thereof as is proportionate or in the opinion of the Depositary referable to a Alea Depositary Interest shall be payable by the Holder thereof to the Depositary at any time on request; or may be deducted from Deposited Property held for the account of the Holder and/or from any amount due or becoming due on such Deposited Property in respect of any dividend or other distribution. In default thereof, the Depositary may in its sole discretion sell, and for the account of the Holder discharge the same out of the proceeds of sale of, any appropriate number of Deposited Alea Securities or other Deposited Property, and subsequently pay any surplus to the Holder.

11. INDEMNITIES

11.1 A Holder shall be liable for and shall indemnify the Depositary and the Custodian and their respective agents, officers and employees and hold each of them harmless from and against, and shall reimburse each of them for, any and all Liabilities, arising from or incurred in connection with, or arising from any act performed in accordance with or for the purposes of or otherwise related to, this Deed insofar as they relate to Deposited Property held for the account of, or Alea Depositary Interests held by, that Holder, except for Liabilities caused by or resulting from any wilful default or negligence or fraud of (i) the Depositary or (ii) the Custodian or any Agent if such Custodian or Agent is a member of the same group of companies as the Depositary or if, not being a member of the same group of companies, the Depositary shall have failed to exercise reasonable care in the appointment and continued use and supervision of such Custodian or Agent. The Depositary shall be entitled to make such deductions from the Deposited Property or any income or capital arising there from or to sell all or any of the Deposited Property and make such deductions from the proceeds of sale thereof as may be required to discharge the obligations of the Holder(s) under this clause.

11.2 The obligations of each Holder under clause 11.1 shall survive any termination of this Deed in whole or impart and any resignation or replacement of the Depositary and any Custodian.

11.3 Should any amount paid or payable under this Deed by a Holder be itself subject to tax in the hands of the recipient or be required by law to be paid under any deduction or withholding, the relevant Holder(s) will pay such sums as will after any such tax, deduction or withholding leave the recipient with the same amount as he would have had if no such tax had been payable and no deduction or withholding had been made and such payments and adjustments shall be made as may be necessary to give effect to this clause 11.3.

12. AGENTS

12.1 The Depositary may from time to time appoint one or more Agents on such terms as the Depositary may think fit to perform any obligations of the Depositary under this Deed and the Depositary may remove any such Agent.

12.2 In particular but without prejudice to the generality of clause 12.1, the Depositary shall be entitled to delegate by power of attorney or otherwise to any Agent, all or any of the powers, authorities and discretions vested in the Depositary by this Deed and such delegation may be made upon such terms and subject to such conditions, including the power to sub-delegate, as the Depositary may think fit.

12.3 Notice of any appointment or removal pursuant to clause 12.1 or any delegation pursuant to clause 12.2 shall, where such matter is in the opinion of the Depositary material to the Holders of any series of Alea Depositary Interests, be given by or for the Depositary to the Holders of that or those series.

13. RESIGNATION OF THE DEPOSITARY

13.1 Subject to clause 13.2, the Depositary may resign as Depositary by giving at least 30 days' prior notice in writing to that effect to the Holders.

13.2 The resignation of the Depositary shall take effect on the date specified in such notice provided that no such resignation shall take effect until the appointment by the Depositary of a successor Depositary. The Depositary undertakes to use its reasonable endeavours to procure the appointment of a successor Depositary with effect from the date specified in such notice as soon as reasonably practicable following the giving of notice of resignation. Upon any such appointment and acceptance, notice thereof shall be given by or for the Depositary to the Holders as soon as reasonably practicable.

13.3 Upon the resignation of the Depositary (referred to in this clause 13.3 as the "Retiring Depositary") and against payment of all sums due to the Retiring Depositary under this Deed, the Depositary shall deliver to its successor as Depositary (the "Successor") sufficient information and records to enable the Successor efficiently to perform its obligations under this Deed and shall transfer to the Successor or to a Custodian or other Agent appointed by the Successor all Deposited Property held by the Retiring Depositary as trustee under this Deed. Upon the date when such resignation takes effect any Custodian appointed by the Retiring Depositary shall be instructed by the Retiring Depositary to transfer to the Successor or to a Custodian or other Agent appointed by the Successor the Deposited Property held by it pursuant to this Deed.

14. TERMINATION OF DEED

14.1 The Depositary may terminate this Deed either in its entirety or in respect of one or more series of Alea Depositary Interests by giving not less than 30 days' prior notice to that effect to the Holders of the Alea Depositary Interests concerned.

14.2 Termination of this Deed for whatever reason shall be without prejudice to any and all accrued rights, obligations and liabilities of the Depositary and any Holder as at the date of termination.

14.3 During the period from the giving of such notice to the Holders until termination, each Holder shall be entitled to cancel the Alea Depositary Interests held by it and withdraw the Deposited Property related thereto in accordance with the terms of this Deed.

14.4 If any Alea Depositary Interests in respect of which this Deed is terminated remain outstanding after the date of termination, the Depositary shall as soon as reasonably practicable (i) deliver the Deposited Property then held by it under this Deed in respect of the Alea Depositary Interests to the respective Holder; or, at its discretion (ii) sell all or part of such Deposited Property; (iii) request the Operator to remove the relevant Alea Depositary Interests from the CREST system and (iv) following such removal shall not register transfers of the relevant Alea Depositary Interests, pass on dividends or distributions or take any other action in respect of such Deposited Property, except that it shall, as soon as reasonably practicable, deliver the net proceeds of any such sale, after deducting any sums then due to the Depositary, together with any other cash then held by it under this Deed, pro rata to Holders in respect of their Alea Depositary Interests. After making such sale, the Depositary shall, without prejudice to clause 14.2, be discharged from all further obligations under this Deed, except its obligation to account to Holders for such net proceeds and other cash comprising the Deposited Property without interest.

14.5 For the avoidance of doubt, any obligations of a Holder herein to make payments to the Depositary and indemnify it shall survive any such termination.

15. AMENDMENT OF DEED

15.1 All and any of the provisions of this Deed (other than this clause) may at any time and from time to time be amended or supplemented by the Depositary in any respect which it may deem necessary or desirable by a deed supplemental to this Deed.

15.2 Notice of any amendment or supplement, other than an amendment or supplement of a minor or technical nature which does not in the reasonable opinion of the Depositary materially affect the interests of the Holders of the Alea Depositary Interests concerned, shall be given by or for the Depositary to the Holders of such series within 30 days of the amendment or supplement taking effect.

15.3 Any amendment or supplement which shall, in the reasonable opinion of the Depositary, be materially prejudicial to the interests of the Holders as a whole or to the Holders of one or more series of Alea Depositary Interests shall only be made following consultation with Alea and not take effect until 40 days after service of notice on the Holders at which time the Holders shall be deemed to have accepted the amendment or supplement

15.4 The Depositary shall not be obliged to have regard to the consequences for the Holders of any proposed amendment or supplement to this Deed or the exercise of any power conferred on the Depositary by this Deed except to the extent expressly provided in this Deed.

16. FURTHER ACKNOWLEDGEMENTS BY THE HOLDER

16.1 The Holder acknowledges and agrees that:

16.1.1 the Depositary has no responsibility for the operation or non-operation of the CREST system; accordingly, the Depositary shall be entitled without further enquiry to execute or otherwise act upon instructions or information or purported instructions or information received by means of the CREST system notwithstanding that it may afterwards be discovered that such instructions or information were not genuine or were not initiated by the Operator, a CREST member or other person authorised to give them; any such execution or action by the Depositary shall, save in the case of wilful default or reckless disregard of its obligations, constitute a good discharge to the Depositary, which shall not be liable for any Liabilities suffered or incurred by the Holder or any other person arising in whatever manner directly or indirectly from and/or as a result of such execution or action;

16.1.2 the Depositary and the Custodian rely on Alea and/or the Share Registrar to supply information relating to cash distributions, corporate actions, forthcoming meetings of the holders of those securities and other matters having a bearing on the rights of persons holding Alea Depositary Interests representing Alea Securities; accordingly the content of the information made available to Holders and the time at which such information is available will reflect the content of and timing of the supply of information to the Depositary, the Custodian or its nominee, for which no responsibility is accepted;

16.1.3 the Holder shall not cause or endeavour to cause the Depositary, the Custodian or its nominee to make or assert any right or claim whatsoever against the Operator or Alea or its directors, officers, employees or agents;

16.1.4 the Depositary and the Custodian may hold Holders' money entitlements in client bank accounts outside the United Kingdom on a pooled basis pending distribution and such money may not be protected as effectively as money held in a bank account in the United Kingdom; in particular, the relevant bank may be entitled to combine funds held in a client bank account with any other account of the Depositary or the Custodian or to exercise any right of set-off or counterclaim against money held in a client bank account in respect of any sum owed to it on any other account by the Depositary or the Custodian;

16.1.5 the Depositary undertakes to take reasonable care in the selection and continued use of any person who provides banking and related services in connection with the Deposited Alea Securities but neither the Depositary nor the Custodian is responsible for the acts or omissions of any such person; and the Holder further acknowledges and agrees that any such person is responsible only to any or both of the Depositary and the Custodian and undertakes to take no action to recover damages, compensation or payment or remedy of any other nature from any such person; and that

16.1.6 nothing in this Deed shall prevent the Depositary carrying out nominee or depositary services for anybody else.

17. LIABILITY TO PAY STAMP DUTY RESERVE TAX

17.1 The Holder agrees and acknowledges that if and to the extent that stamp duty reserve tax ("SDRT") is not payable on agreements to transfer certain Alea Depositary Interests by virtue of the Stamp Duty Reserve Tax (UK Depositary Interests in Foreign Securities) Regulations 1999, it shall be the responsibility of the Holder, and not the Depositary or any other person, to ensure that any Alea Depositary Interests which the Holder is proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are so exempt.

17.2 The Holder undertakes:

17.2.1 to notify the Operator and the Depositary forthwith if Alea Depositary Interests which the Holders proposing to acquire or dispose of by means of the CREST system and which are identified by the CREST system as being exempt from the charge to SDRT on their transfer are not so exempt; and

17.2.2 to pay to the Operator any SDRT and any interest, charges or penalties in relation to late or non-payment of SDRT arising directly or indirectly from any agreement of the Holder to acquire or dispose of Alea Depositary Interests or Alea Securities represented or to be represented by Alea Depositary Interests which are not exempt for whatever reason from the charge to SDRT on their transfer and to hold the Depositary harmless from any and all Liabilities arising from or incurred in connection therewith.

17.3 For the purposes of this clause 17, a CREST member will be taken to be proposing to acquire Alea Depositary Interests or to have entered into an agreement to acquire Alea Depositary Interests if he acquires Alea Depositary Interests from another CREST member or if the Alea Depositary Interests are to be issued to him and to be proposing to dispose of Alea Depositary Interests or to have entered into an agreement to dispose of Alea Depositary Interests if he disposes of Alea Depositary Interests to another CREST member or if the Alea Depositary Interests would, as a result, be cancelled.

18. REGULATORY REQUIREMENTS

18.1 The Depositary is regulated in the conduct of its investment business (which for these purposes is taken to refer to the safeguarding and administration of the holdings of Alea Securities in the manner described in this Deed) by the FSA. The following further provisions apply in relation to such investment business.

18.2 The Holder may give instructions to the Depositary in the manner described in this Deed. The Depositary will not specifically acknowledge such instructions.

18.3 The Depositary has established procedures in accordance with the requirements of the FSA for the effective consideration of complaints by Holders. All formal complaints should be made in writing to the compliance officer of the Depositary at the registered office address of the Depositary from time to time. In addition, Holders have a right of complaint direct to the FSA.

18.4 A statement is available from the Depositary describing Holders' rights to compensation if the Depositary is unable to meet its liabilities.

18.5 None of the Depositary, the Custodian or its nominee shall (a) arrange for any Alea Securities or other Deposited Property to be lent to any other person, or (b) charge in favour of any other person any such property as security.

18.6 If the Depositary or the Custodian or any other member of the Depositary's group becomes a controller (as defined in the Financial Services and Markets Act 2000 (the "Act")) of any company in the Alea group which is authorised by the UK Financial Services Authority, the Depositary undertakes that it will procure that it, or such other entity within its group, complies with the provisions of sections 178 to 190 of the Act.

19. DISCLOSURE OF OWNERSHIP, ETC.

19.1 The Depositary or the Custodian may from time to time require from any Holder or former or prospective Holder:

19.1.1 information as to the capacity in which such Holder owns, owned, holds or held Alea Depositary Interests and regarding the identity of any other person or persons who then or previously has or has had any interest of any kind whatsoever in such Alea Depositary Interests and/or the underlying Alea Securities represented thereby and the nature of any such interest; and

19.1.2 evidence or declaration of nationality or residence of the legal or beneficial owner(s) of Alea Depositary Interests registered or to be registered in his name and such information as is required for the transfer of the relevant Alea Securities to the Holder,

and such other information as may be necessary or desirable for the purposes of this Deed or any other agreement or arrangement relating to the CREST system. Each Holder agrees to provide any such information requested by Alea or the Depositary or the Custodian and consents to the disclosure of such information by the Depositary or Custodian or Alea to the extent necessary or desirable to comply with their respective legal or regulatory obligations in any jurisdiction or any provision of the Bye-laws or other constitutive document of Alea.

19.2 To the extent that provisions of or governing any Alea Securities or the Memorandum, Bye-laws or other constitutive document of Alea or applicable law or regulation in any jurisdiction may require the disclosure to Alea of, or limitations in relation to, beneficial or other ownership of or any interest of any kind whatsoever in Alea Securities or other securities, the Holders of Alea Depositary Interests shall comply with the provisions of such constitutive documents and applicable laws and regulations and with Alea's instructions in respect of such disclosure or limitation, as may be forwarded to them from time to time by the Depositary. Holders shall comply with all such disclosure requirements of Alea from time to time.

20. NOTICES

Any notice shall be in writing and signed by or on behalf of the person giving it. Except in the case of personal service, any such notice shall be sent or delivered to the party to be served, in the case of the Depositary, at the address set out above and marked for the attention of the Company Secretary and, in the case of a Holder, at the address set out in the Alea Depositary Interest Register. Any alteration in the details of the party to be served shall, to have effect, be notified to the other party in accordance with this clause. Service of a notice must be effected by one of the following methods:

20.1.1 personally on any person or on a director or officer or the secretary of any party and shall be treated as served at the time of such service;

20.1.2 by prepaid first class post (or by airmail if from one country to another) and shall be treated as served on the second (or if by airmail the fourth) business day after the date of posting. In proving service it shall be sufficient to prove that the envelope containing the notice was correctly addressed, postage paid and posted;

20.1.3 by delivery of the notice through the letterbox of the party to be served and shall be treated as served on the first business day after the date of such delivery;

20.1.4 if by fax when received in a legible form; or

20.1.5 if by e-mail or other electronic communication (such contact details as agreed by the party to be served) when received in a legible form.

21. SEVERABILITY

If at any time any provision of this Deed is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that shall not affect or impair the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Deed.

22. COPIES OF DEED

A Holder shall be entitled to one copy of this Deed upon payment of a reasonable copying charge upon written request made to the Depositary.

23. GOVERNING LAW AND JURISDICTION

23.1 This Deed and the Alea Depositary Interests shall be governed by and construed in accordance with English law.

23.2 For the benefit of the Depositary, the Holder irrevocably agrees that the courts of England shall have jurisdiction to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed. For such purposes, the Holder irrevocably submits to the jurisdiction of the courts of England.

23.3 The Holder irrevocably waives any objection which it might now or hereafter have to the courts referred to in clause 23.2 being nominated as the forum to hear and determine any suit, action or proceeding, and to settle any disputes, which may arise out of or in connection with this Deed and agree not to claim any such court is not a convenient or appropriate forum.

23.4 The submission to the jurisdiction of the courts referred to in clause 23.2 shall not (and shall not be construed so as to) limit the right of the Depositary to take proceedings against the Holder in any other court of competent jurisdiction nor shall the taking of proceedings in any one or more jurisdictions preclude the taking of proceedings in any other jurisdiction, whether concurrently or not.

24. OVERRIDING PROVISIONS

24.1 For so long as the Alea Depositary Interests remain a participating security in CREST, no provision of this Deed or of any other instrument relating to the Alea Depositary Interests of that series shall apply or have effect to the extent that it is in any respect inconsistent with:

24.1.1 the holding of the Alea Depositary Interests in uncertificated form;

24.1.2 the transfer of title to the Alea Depositary Interests by means of a relevant system; or

24.1.3 the Regulations.

24.2 Without prejudice to the generality of clause 24.1 and notwithstanding anything contained in this Deed or any such instrument:

24.2.1 all Alea Depositary Interest Registers shall be maintained at all times in the United Kingdom;

24.2.2 Alea Depositary Interests may be issued in uncertificated form in accordance with and subject as provided in the Regulations;

24.2.3 title to the Alea Depositary Interests which are recorded on a Alea Depositary Interest Register as being held in uncertificated form may be transferred by means of the relevant system concerned;

24.2.4 the Depositary shall comply with the provisions of regulations 25 and 26 of the Regulations in relation to the Alea Depositary Interests;

24.2.5 regulation 41 of the Regulations may be applied by the Depositary where relevant; and

24.2.6 a number of persons up to but not exceeding four may be registered as joint holders of a Alea Depositary Interest.

IN WITNESS whereof this Deed has been duly entered into the day and year first above written.

The Common Seal of)
CAPITA IRG TRUSTEES LIMITED)
was hereunto affixed in the presence of:)



ALEA GROUP HOLDINGS (BERMUDA) LTD
Notice of Annual General Meeting 2005

THIS DOCUMENT, WHICH CONTAINS THE NOTICE OF THE COMPANY'S ANNUAL GENERAL MEETING, IS IMPORTANT AND SHOULD BE GIVEN YOUR IMMEDIATE ATTENTION.

If you are in any doubt about the action which you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or transferred all your holding of common shares in Alea Group Holdings (Bermuda) Ltd please send this document and the Report and Accounts to the agent who arranged the sale or through whom the transfer was effected so that they may be passed on to the purchaser or transferee.

ALEA GROUP HOLDINGS (BERMUDA) LTD

(Incorporated and registered in Bermuda under registration number 31408)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton
HM12
Bermuda

15 April 2005

Dear Shareholder,

2005 Annual General Meeting

The notice of meeting on page 4 sets out the business to be transacted at the Annual General Meeting to be held on Thursday, 2 June 2005 at 10am (Bermuda time) at The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda. Also enclosed with this letter are the 2004 Annual Report and Accounts and a proxy form.

Resolutions 1 to 9 set out in the notice of meeting are ordinary business.

Resolution 3 – Approval of payment of 2004 final dividend

Resolution 3 authorises the payment of the final dividend for 2004 to the holders of record of common shares of the Company as at the close of business in Bermuda on 13 May 2005. The Board of Directors has recommended a final dividend of $0.07 per share. The final dividend proposed in resolution 3 is in addition to the interim dividend of $0.03 for each share, which was paid on 19 November 2004. The final dividend, if approved by shareholders, is to be paid on 10 June 2005.

Dividends are declared in US Dollars, but shareholders will have the option to receive their dividends in US Dollars, British Pounds or Swiss Francs. Shareholders may make currency elections by returning a currency election form to the paying agent, Capita IRG plc, by 13 May 2005. A currency election form can be obtained from Capita IRG plc. If no election is made, shareholders will receive US Dollars. If a shareholder submitted a currency election form in connection with the payment of the interim dividend, they will continue to be paid in accordance with that election unless they submit a new form to Capita IRG plc prior to 13 May 2005. The British Pound or Swiss Franc equivalent of the final dividend will be calculated by reference to an exchange rate prevailing on 20 May 2005.

Resolutions 4-7 – Reappointment of Directors

Resolutions 4 and 5 propose the reappointment of Mark L Ricciardelli and Edward B Jobe as Directors, each of whom is retiring at the first Annual General Meeting following their appointment in accordance with the Company's bye-laws. Mark L Ricciardelli is an Executive Director and the Group Chief Executive Officer and Edward B Jobe is an independent Non-Executive Director and a member of the Audit Committee.

Resolutions 6 and 7 propose the reappointment of R Glenn Hilliard and Timothy C Faries as Directors, each of whom is retiring by rotation in accordance with the Company's bye-laws. R Glenn Hilliard is the senior independent Non-Executive Director, a member of the Audit Committee and the Chairman of the Remuneration Committee. Timothy C Faries is an independent Non-Executive Director and a member of the Nomination Committee.

Messrs. Faries, Hilliard, Jobe and Ricciardelli are being recommended for re-election due to their recognised expertise in the (re)insurance industry and the quality of their service to the Company.

Biographical and other details of the Directors to be re-elected are set out in the Annual Report and Accounts.

Resolution 8 – Authority to allot shares

The Company's bye-laws require the Directors to obtain the authority of shareholders in general meeting to allot and grant rights over unissued shares in the capital of the Company.

Resolution 8 authorises the Directors to allot and grant rights over unissued shares of up to an aggregate nominal amount of $580,850, which represents one third of the aggregate nominal amount of the issued share capital of the Company on 15 March 2005.

The proposed authority will last for up to five years after the date of the passing of the resolution.

The Directors have no current intention of issuing any shares pursuant to this authority; however, the Directors may allot shares and options over shares pursuant to employee share schemes, which they are permitted to do without shareholder authority.

Resolution 9 – Disapplication of pre-emption rights

Bye-law 53 of the Company's bye-laws provides that Equity Securities of the Company may not be allotted for cash without first offering them to shareholders pro rata to their existing holdings (subject to any exclusions or arrangements necessary to deal with fractional entitlements or legal or practical problems).

In accordance with bye-law 54 of the Company's bye-laws, resolution 9 authorises the Directors to allot Equity Securities for cash up to an aggregate nominal amount of $87,127 without first offering them to shareholders. This is equal to five per cent of the nominal amount of the issued share capital of the Company on 15 March 2005. This authority will last for up to five years after the date of the passing of the resolution. There are no current plans to utilise this authority.

The Directors believe that resolutions 8 and 9 will give the Company the ability to issue shares at short notice where suitable conditions arise and to react quickly to business opportunities.

The authorities granted under resolutions 8 and 9 will revoke and replace the authorities granted to the Directors at the last Annual General Meeting of the Company held on 24 June 2004.

Voting

Shareholders of the Company who are entered on the register of members at 10am (Bermuda time) on 31 May 2005 are entitled to attend the Annual General Meeting and vote on the resolutions in respect of the number of shares registered in their name at that time.

Votes may be cast in person at the meeting or, on a poll, by proxy. A proxy may be appointed by completion of a proxy form. If you submit a proxy form you will still be entitled to attend the meeting and vote in person if you wish to. A proxy need not be a member of the Company.

The proxy form gives members the opportunity to direct their proxy to register a vote 'Withheld'. A vote 'Withheld' is an abstention. It is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a resolution.

Proxy forms may be returned by post or electronically through www.proxyvoting.com/alea as explained in the accompanying notes to this notice. In order to be effective the proxy form must be received no later than 10am (Bermuda time) on 31 May 2005 which is 2pm (London time) and 9am (New York time) on the same date.

Recommendation

The Directors believe that all the proposed resolutions are in the Company's best interests and those of shareholders as a whole and recommend that you vote in favour of the resolutions as they intend to do in respect of their own shareholdings in the Company.

Yours faithfully,

John Reeve

Chairman

ALEA GROUP HOLDINGS (BERMUDA) LTD (THE 'COMPANY')
NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of the Company will be held at the Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke HM08 Bermuda on 2 June 2005 at 10am (Bermuda time) for the following purposes and to consider and, if thought fit, pass the following resolutions which will be proposed, in the case of resolutions 1 to 8, as ordinary resolutions and, in the case of resolution 9, as a special resolution:

1 To receive the financial statements for the financial year ended 31 December 2004, together with the Directors' report and the auditors' report on those statements.
2 To reappoint Deloitte & Touche LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid and to authorise the Directors to fix their remuneration.
3 To approve the payment of a final dividend of $0.07 per share.
4 To reappoint Mark L Ricciardelli as a Director.
5 To reappoint Edward B Jobe as a Director.
6 To reappoint R Glenn Hilliard as a Director.
7 To reappoint Timothy C Faries as a Director.
8 To authorise the Directors generally and unconditionally, in accordance with bye-law 52 of the Company's bye-laws, to exercise all the powers of the Company to allot Relevant Securities (within the meaning of that bye-law) up to an aggregate nominal amount of $580,850 for a period expiring five years after the date of the passing of this resolution, save that before this authority expires the Company may make an offer or agreement which would or might require Relevant Securities to be allotted after expiry of this authority and the Directors may allot Relevant Securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired.

SPECIAL RESOLUTION

9 Subject to the passing of resolution 8, to empower the Directors pursuant to bye-law 54 of the Company's bye-laws to allot Equity Securities (within the meaning of bye-law 53 of the Company's bye-laws) for cash pursuant to the general authority conferred by resolution 8 as if bye-law 53 of the Company's bye-laws did not apply to the allotment, provided that the power conferred by this resolution:
   (A) will expire five years after the date of the passing of this resolution, save that before this authority expires the Company may make an offer or agreement which would or might require Equity Securities to be allotted after expiry of this power and the Directors may allot Equity Securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired; and
   (B) is limited to allotments of Equity Securities for cash up to an aggregate nominal amount of $87,127.

By order of the Board

George P Judd
Secretary
Dated 15 April 2005
Registered office:
Canon's Court, 22 Victoria Street, Hamilton HM12, Bermuda

NOTES

1 A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.
2 To be effective, the form of appointment of a proxy must be:
   2.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC, Attn: Proxy Processing, PO Box 3720, South Hackensack, NJ 07606-9420, United States of America, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or
   2.2 in the case of an appointment of a proxy on the Internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.
3 Any electronic communication sent by a member to the Company or the registrar which is found to contain a computer virus will not be accepted.
4 A proxy form is enclosed with this notice. Completion and return of the proxy form in writing or on the Internet will not preclude members from attending and voting in person at the meeting. A proxy form will be invalid unless it is lodged as specified in note 2.
5 Only those members entered on the register of members of the Company at 10am (Bermuda time) on 31 May 2005 shall be entitled to attend and vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 10am (Bermuda time) on 31 May 2005 shall be disregarded in determining the rights of any person to attend or vote at the meeting.
6 In accordance with the requirement of the UK Listing Authority copies of all Directors' service agreements will be available for inspection at the offices of Alea London Limited, The Corn Exchange, 55 Mark Lane, London EC3R 7NE during normal business hours on any day (Saturday, Sunday and public holidays excepted) and at the place of the meeting 15 minutes prior to and throughout the meeting.
7 The meeting is scheduled to begin at 10am (Bermuda time) on 2 June 2005, which is 2pm (London time) and 9am (New York time) on the same date.

Before completing this form, please read carefully the notes on the reverse side.

Please Mark Here for Address Change or Comments
SEE REVERSE SIDE

The proxy is to vote in respect of the resolutions mentioned below as follows:
Please mark one box with an "X" for each resolution.

Resolution	FOR	AGAINST	WITHHELD
Resolution 1 receive the financial statements	☐	☐	☐
Resolution 2 reappointment and remuneration of auditors	☐	☐	☐
Resolution 3 approve final dividend of $0.07 per share	☐	☐	☐
Resolution 4 reappoint Mark L Ricciardelli as Director	☐	☐	☐
Resolution 5 reappoint Edward B Jobe as Director	☐	☐	☐
Resolution 6 reappoint R Glenn Hilliard as Director	☐	☐	☐
Resolution 7 reappoint Timothy C Faries as Director	☐	☐	☐
Resolution 8 authorise the Directors to allot Relevant Securities	☐	☐	☐
Resolution 9 dis-apply pre-emption rights	☐	☐	☐

The proxy may vote as he thinks fit or abstain from voting (i) in respect of the resolutions for which no indication has been given as to how the proxy must vote and (ii) on any other business or resolution (including amendments to resolutions) which may properly come before the meeting or any adjournment of it.

Signature(s) ______________________________ Date ____________

NOTE: Please see notes 5, 6, 7 and 9 on reverse side. Please sign as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Appointment of a proxy on the Internet authorizes your proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		Mail
http://www.proxyvoting.com/alea Use the Internet to appoint a proxy. Have your proxy card in hand when you access the web site and follow the instructions.	**OR**	Mark, sign and date your proxy card and return it in the enclosed envelope.

If you appoint a proxy by Internet,
you do NOT need to mail back your proxy card.

ALEA GROUP HOLDINGS (BERMUDA) LTD


Alea

ANNUAL GENERAL MEETING – PROXY FORM

I/We, ____

of____

being (a) member(s) of Alea Group Holdings (Bermuda) Ltd hereby appoint **the Chairman of the meeting** (see note 2)

or____

of____

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held on 2 June 2005 and at any adjournment thereof.

PLEASE COMPLETE IN BLOCK CAPITALS.

(Continued on the reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Notes on completion of the form of proxy:

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.

2. A member who does not wish the Chairman of the meeting to be his proxy may appoint a proxy of his own choice by inserting the proxy's name and address on the proxy form in the space provided.

3. If the proxy form is returned without an indication as to how the proxy must vote on a particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.

4. Please note that the "Withheld" option is provided to enable you to abstain on any particular resolution. A vote "Withheld" is not a vote in law and will not be counted in the proportion of votes "For" and "Against" a resolution.

5. Appointments by a corporation must be under seal or the hand of its duly authorised officer, attorney or other person authorised to sign in writing.

6. In the case of joint holders, the signature of any one holder is sufficient but the vote of the person whose name appears first in the register of members shall be accepted to the exclusion of other joint holders.

7. To be effective, the form of instrument appointing a proxy must be:

7.1 in the case of an instrument in writing, delivered to Mellon Investor Services LLC, Attn: Proxy Processing, P.O. Box 3720, South Hackensack, NJ 07606-9420, United States of America, together with any power of attorney or authority under which it is executed (or a notarially certified copy of such power or authority) not less than 48 hours before the time for holding the meeting; or

7.2 in the case of an appointment of a proxy on the Internet, made and received at www.proxyvoting.com/alea not less than 48 hours before the time for holding the meeting.

A proxy form will be invalid unless it is lodged as specified in this note 7.

8. The time of the meeting is 10 a.m. (Bermuda time) on 2 June 2005 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

9. Any alterations made to this proxy form should be initialled.

2004 Notice of Annual General Meeting

Alea Group Holdings (Bermuda) Ltd


Alea

This document, which contains the Notice of the Company's Annual General Meeting, is important and should be given your immediate attention.

If you are in any doubt about the action which you should take, you should immediately consult your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or transferred all your holding of common shares in Alea Group Holdings (Bermuda) Ltd please send this document and the Report and Accounts to the agent who arranged the sale or through whom the transfer was effected so that they may be passed on to the purchaser or transferee.

Alea Group Holdings (Bermuda) Ltd
(Incorporated and registered in Bermuda under registration number 31408)

Registered Office:
Canon's Court
22 Victoria Street
Hamilton
HM12
Bermuda



28 April 2004

Dear Shareholder,

2004 Annual General Meeting
The Notice of Meeting set out on the opposite page sets out the business to be transacted at the Annual General Meeting to be held on Thursday, 24 June 2004 at 10 a.m. (Bermuda time) at the Victoria Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke, Bermuda HM08. Also enclosed with this letter are the 2003 Annual Report and Accounts and a proxy card for voting at the Annual General Meeting.

Resolutions 1 to 9 set out in the Notice of Meeting are ordinary business. Resolution 10 is a resolution to amend the Company's Bye-laws and is explained in further detail below:

Resolutions 3-7 – Reappointment of Directors
Resolutions 3-5 propose the reappointment of Amanda J Atkins, R Glenn Hilliard and John Reeve as Directors, each of whom is retiring at the first Annual General Meeting following their appointment in accordance with the Company's Bye-laws. Amanda J Atkins is an Executive Director and the Group Chief Financial Officer, R Glenn Hilliard is the senior independent Non-Executive Director, Chairman of the Remuneration Committee and a member of the Audit Committee. John Reeve is the independent Non-Executive Chairman of the Board, Chairman of the Nomination Committee and a member of the Remuneration and Audit Committees.

Resolutions 6 and 7 propose the reappointment of Dennis W Purkiss and Timothy C Faries as Directors, each of whom is retiring by rotation in accordance with the Company's Bye-laws. Dennis W Purkiss is an Executive Director and the Group Chief Executive Officer. Timothy C Faries is an independent Non-Executive Director and a member of the Nomination Committee.

Biographical and other details of the Directors to be re-elected are set out on pages 29 and 39 of the Annual Report and Accounts.

Resolution 8 – Authority to Allot Shares
The Company's Bye-laws require the Directors to obtain the authority of shareholders in general meeting to allot and grant rights over unissued shares in the capital of the Company.

Resolution 8 authorises the Directors to allot and grant rights over unissued shares of up to an aggregate nominal amount of $582,263 which represents one third of the aggregate nominal amount of the issued share capital of the Company on 7 April 2004.

The proposed authority will last for up to five years after the date of the passing of the resolution.

The Directors have no current intention of issuing any shares pursuant to this authority, however the Directors may allot shares and options over shares pursuant to employee share schemes which they are permitted to do without shareholder authority.

Resolution 9 – Dis-application of Pre-emption Rights.
Bye-law 53 of the Company's Bye-laws provides that Equity Securities of the Company may not be allotted for cash without first offering them to shareholders pro rata to their existing holdings (subject to any exclusions or arrangements necessary to deal with fractional entitlements or legal or practical problems).

In accordance with Bye-law 54 of the Company's Bye-laws Resolution 9 authorises the Directors to allot Equity Securities for cash up to an aggregate nominal amount of $87,339 without first offering them to shareholders. This is equal to five per cent. of the nominal amount of the issued share capital of the Company on 7 April 2004. This authority will last for up to five years after the date of the passing of the resolution. There are no current plans to utilise this authority.

The Directors believe that Resolutions 9 and 10 will give the Company the ability to issue shares at short notice where suitable conditions arise and to react quickly to business opportunities.

Resolution 10 – Amendment of Bye-laws
This resolution relates to the amendment of the Bye-laws of the Company governing the return delivery address for forms of appointment of a proxy. The resolution amends Bye-law 48.5.1 to allow the delivery of forms of appointment of a proxy in writing to a place in the United States in addition to a place in Bermuda or the United Kingdom.

The Directors believe that the proposed amendment of the Bye-laws will make the administration of the proxy voting process easier.

Voting
Shareholders of the Company who are entered on the register of members at 6 p.m. (Bermuda time) on 21 June 2004 are entitled to attend the Annual General Meeting or vote on the resolutions in respect of the number of shares registered in their name at that time.

Votes may be cast in person at the meeting or by return of the proxy form. If you submit a proxy form you will still be entitled to attend the meeting and vote in person if you wish to. A proxy need not be a member.

The proxy form gives members the opportunity to register a vote as "Withheld". A vote "Withheld" is an abstention. It is not a vote in law and will not be counted in the calculation of the proportion of votes "For" and "Against" a resolution.

Proxy forms may be returned by post or electronically through www.eproxy.com/alea as explained in the accompanying notes to the Notice of Meeting and the form of proxy and must be received no later than 10 a.m. (Bermuda time) on 22 June 2004 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

Recommendation
The Directors believe that all the proposed resolutions are in the Company's best interests and those of shareholders as a whole and recommend that you vote in favour of the resolutions as they intend to do in respect of their own shareholdings in the Company.

Yours faithfully,
John Reeve
Chairman

Notice of Annual General Meeting

Alea Group Holdings (Bermuda) Ltd (the "Company")

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING of the Company will be held at the Victoria Room, The Fairmont Hamilton Princess Hotel, 76 Pitts Bay Road, Pembroke, Bermuda HM08 on 24 June 2004 at 10 a.m. (Bermuda time) for the following purposes and to consider and, if thought fit, pass the following resolutions which will be proposed, in the case of resolutions 1 to 8, as ordinary resolutions and, in the case of resolutions 9 and 10, as special resolutions:

1. To receive the Company's annual accounts for the financial year ended 31 December 2003, together with the Directors' report and the auditor's report on those accounts.

2. To reappoint Deloitte & Touche LLP as auditors to hold office from the conclusion of this meeting until the conclusion of the next general meeting of the Company at which accounts are laid and to authorise the Directors to fix their remuneration.

3. To reappoint Amanda J Atkins as a Director.

4. To reappoint R Glenn Hilliard as a Director.

5. To reappoint John Reeve as a Director.

6. To reappoint Dennis W Purkiss as a Director.

7. To reappoint Timothy C Faries as a Director.

8. To authorise the Directors generally and unconditionally, in accordance with Bye-law 52 of the Company's Bye-laws, to exercise all the powers of the Company to allot Relevant Securities (within the meaning of that Bye-law) up to an aggregate nominal amount of $582,263 for a period expiring five years after the date of the passing of this resolution, save that before this authority expires the Company may make an offer or agreement which would or might require Relevant Securities to be allotted after expiry of this authority and the Directors may allot Relevant Securities in pursuance of that offer or agreement as if the authority conferred by this resolution had not expired.

Special Resolutions

9. Subject to the passing of resolution 8, to empower the Directors pursuant to Bye-law 54 of the Company's Bye-laws, to allot Equity Securities (within the meaning of Bye-law 53 of the Company's Bye-laws) for cash pursuant to the general authority conferred by resolution 8 as if Bye-law 53 of the Company's Bye-laws did not apply to the allotment, provided that the power conferred by this resolution:

(A) will expire five years after the date of the passing of this resolution, save that before this authority expires the Company may make an offer or agreement which would or might require Equity Securities to be allotted after expiry of this power and the Directors may allot Equity Securities in pursuance of that offer or agreement as if the power conferred by this resolution had not expired; and

(B) is limited to allotments of Equity Securities for cash up to an aggregate nominal amount of $87,339.

10. To amend the Company's Bye-laws to allow for the delivery of a form of appointment of a proxy to an address in the United States by insertion of ", the United States" after the words "or another place in Bermuda" in line 2 of Bye-law 48.5.1.

By order of the Board

George P Judd
Secretary
Dated 28 April 2004
Registered office:
Canon's Court
22 Victoria Street
Hamilton HM12
Bermuda

Notes

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.

2. To be effective, the instrument appointing a proxy and any power of attorney or other authority under which it is executed (or a notarially certified copy of such power or authority) must be:

2.1 in the case of an instrument in writing, delivered to the office of the Company at Crown House, Third Floor, P.O. Box HM2983, 4 Par-la-Ville Road, Hamilton, HM08, Bermuda not less than 48 hours before the time for holding the meeting; or

2.2 in the case of an appointment of a proxy on the Internet made and received at www.eproxy.com/alea not less than 48 hours before the time for holding the meeting.

3. A form of proxy is enclosed with this notice. Completion and return of the form of proxy will not preclude shareholders from attending and voting in person at the meeting. A proxy form will be invalid unless it is lodged as specified in Note 2.

4. Only those members entered on the register of members of the Company as at 6 p.m. (Bermuda time) on 21 June 2004 shall be entitled to attend or vote at the meeting in respect of the number of shares registered in their name at that time. Changes to entries on the register of members after 6 p.m. (Bermuda time) on 21 June 2004 shall be disregarded in determining the rights of any person to attend or vote at the meeting.

5. In accordance with the requirement of the UK Listing Authority copies of all Directors' service agreements will be available for inspection at the offices of Alea London Limited at The Corn Exchange, 55 Mark Lane, London EC3R 7NE during normal business hours on any day (Saturday, Sunday and public holidays excepted) and at the place of the meeting 15 minutes prior to and throughout the meeting.

6. The time of the meeting is 10 a.m. (Bermuda time) on 24 June 2004 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

ALEA GROUP HOLDINGS (BERMUDA) LTD

ANNUAL GENERAL MEETING - PROXY FORM

I/We, ______________________________

of ______________________________

being (a) member(s) of Alea Group Holdings (Bermuda) Ltd hereby appoint **the Chairman of the meeting** (see note 2)

or ______________________________

of ______________________________

as my/our proxy to vote in my/our name(s) and on my/our behalf at the Annual General Meeting of the Company to be held on 24 June 2004 and at any adjournment thereof.

PLEASE COMPLETE IN BLOCK CAPITALS.

(Continued on the reverse side)

Address Change/Comments (Mark the corresponding box on the reverse side)

▲ **FOLD AND DETACH HERE** ▲

Notes on completion of the form of proxy:

1. A member entitled to attend and vote at the meeting is also entitled to appoint one or more proxies to attend and, on a poll, vote instead of him. The proxy need not be a member of the Company.

2. A member who does not wish the Chairman of the meeting to be his proxy may appoint a proxy of his own choice by inserting the proxy's name and address on the proxy form in the space provided.

3. If the proxy form is returned without an indication as to how the proxy must vote on a particular matter, the proxy will exercise his discretion as to whether, and if so how, he votes.

4. Please note that the "Withheld"option is provided to enable you to abstain on any particular resolution. A vote "Withheld" is not a vote in law and will not be counted in the proportion of votes "For" and "Against" a resolution.

5. Appointments by a corporation must be under seal or the hand of its duly authorised officer, attorney or other person authorised to sign in writing.

6. In the case of joint holders, the signature of any one holder is sufficient but the vote of the person whose name appears first in the register of members shall be accepted to the exclusion of other joint holders.

7. To be effective, the instrument appointing a proxy and any power of attorney or other authority under which it is executed (or a notarially certified copy of such power or authority) must be:

7.1 in the case of an instrument in writing, delivered to the office of the Company at Crown House, 3rd Floor, P.O. Box HM 2983, 4 Par-la-Ville Road, Hamilton HM08, Bermuda not less than 48 hours before the time for holding the meeting; or

7.2 in the case of an appointment of a proxy on the Internet, made and received at www.eproxy.com/alea not less than 48 hours before the time for holding the meeting.

A proxy form will be invalid unless it is lodged as specified in this note 7.

8. The time of the meeting is 10 a.m. (Bermuda time) on 24 June 2004 which is 2 p.m. (London time) and 9 a.m. (New York time) on the same date.

Before completing this form, please read carefully the notes on the reverse side.

Please Mark Here for Address Change or Comments SEE REVERSE SIDE

The proxy is to vote in respect of the resolutions mentioned below as follows:
Please mark one box with an "X" for each resolution.

Resolution	FOR	AGAINST	WITHHELD
Resolution 1 receive the accounts			
Resolution 2 reappointment and remuneration of auditors			
Resolution 3 reappoint Amanda J. Atkins as Director			
Resolution 4 reappoint R. Glenn Hilliard as Director			
Resolution 5 reappoint John Reeve as Director			
Resolution 6 reappoint Dennis W. Purkiss as Director			
Resolution 7 reappoint Timothy C. Faries as Director			
Resolution 8 authorise the directors to allot Relevant Securities			
Resolution 9 dis-apply pre-emption rights			
Resolution 10 amend the Bye-Laws			

The proxy may vote as he thinks fit or abstain from voting in respect of the resolutions for which no indication has been given as to how the proxy must vote and also on any other business or resolution (including amendments to resolutions) which may properly come before the meeting or any adjournment of it.

Signature(s) ____ Date ____________

NOTE: Please see notes 5, 6 and 7 on reverse side. Please sign as name appears hereon. When signing as attorney, executor, administrator, trustee or guardian, please give full title as such.

▲ FOLD AND DETACH HERE ▲

Appointment of a proxy on the Internet authorizes your proxy to vote your shares in the same manner as if you marked, signed and returned your proxy card.

Internet		Mail
http://www.eproxy.com/alea Use the Internet to appoint a proxy. Have your proxy card in hand when you access the web site and follow the instructions.	**OR**	Mark, sign and date your proxy card and return it in the enclosed envelope.

If you appoint a proxy by Internet, you do NOT need to mail back your proxy card.